As filed with the U.S. Securities and Exchange Commission on February 1, 2019

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Bristol-Myers Squibb Company
(Exact name of registrant as specified in its charter)

Delaware	2834	22-0790350
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

430 East 29th Street, 14th Floor, New York, New York 10016
(212) 546-4000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Sandra Leung, Esq.
Bristol-Myers Squibb Company
430 East 29th Street, 14th Floor
New York, New York 10016
(212) 546-3309
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all communications, including communications sent to agent for service, should be sent to:

Daniel E. Wolf, P.C. Sophia Hudson, P.C. Jonathan L. Davis, P.C. Kirkland & Ellis LLP 601 Lexington Avenue New York, New York 10022 (212) 446-4800	Jonathan Biller, Esq. Celgene Corporation 86 Morris Avenue Summit, New Jersey 07901 (908) 673-9000	Steven A. Cohen David K. Lam Edward J. Lee Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 (212) 403-1000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement and completion of the merger of Burgundy Merger Sub, Inc. (“Merger Sub”), a wholly-owned subsidiary of Bristol-Myers Squibb Company (“Bristol-Myers Squibb”), with and into Celgene Corporation (“Celgene”), as described in the Agreement and Plan of Merger, dated as of January 2, 2019, among Bristol-Myers Squibb, Merger Sub and Celgene and in the enclosed joint proxy statement/prospectus.

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, as amended (the “Securities Act”), check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐

Exchange Act Rule 14d-l(d) (Cross-Border Third-Party Tender Offer)  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered		Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Common Stock, par value $0.10 per share	793,707,202	(1)	Not Applicable	$29,613,215,706.62 (2)	$3,589,121.74 (3)
Contingent Value Rights (CVRs)	793,707,202	(1)	Not Applicable	(2)	(3)

(1)	Represents the maximum number of shares of common stock, par value $0.10 per share, of Bristol-Myers Squibb Company (“Bristol-Myers Squibb”), and the maximum number of contingent value rights (“CVRs”), issuable to holders of common stock, par value $0.01 per share, of Celgene Corporation (“Celgene”) and to holders of certain Celgene options, restricted stock units, performance stock units and restricted stock awards, in connection with the proposed merger described in this registration statement. The maximum number of shares of Bristol-Myers Squibb common stock and CVRs issuable pursuant to the merger is equal to the product of (a) the sum of (i) 700,238,758, the number of shares of Celgene common stock outstanding as of December 31, 2018, (ii) 71,139,116, the number of shares of Celgene common stock issuable upon the exercise of Celgene options outstanding as of December 31, 2018, (iii) 11,676,491, the number of shares of Celgene common stock issuable in respect of Celgene restricted stock units outstanding as of December 31, 2018, (iv) 671,715, the number of shares of Celgene common stock issuable in respect of Celgene performance stock units outstanding as of December 31, 2018, and (v) 9,981,122, which is an estimate of the number of shares of Celgene common stock issuable in respect of Celgene equity awards that may be granted subsequent to December 31, 2018 in compliance with the provisions of the merger agreement described in this registration statement, and (b) a multiple of 1, the exchange ratio in the merger.
(2)	Determined on a combined basis with respect to both the shares of Bristol-Myers Squibb common stock and the CVRs to be issued pursuant to the proposed merger described in this registration statement based on Rules 457(c), 457(f)(1) and 457(f)(3) promulgated under the Securities Act, and solely for the purpose of calculating the registration fee required by Section 6(b) of the Securities Act, as the result of (a) the product of (i) $87.31 (the average of the high and low prices of the Celgene common stock as reported on The NASDAQ Global Select Market on January 28, 2019) and (ii) the Estimated Number, less (b) $39,685,360,100 (the estimated amount of cash consideration that would be paid by Bristol-Myers Squibb in connection with the merger which is the product of the Estimated Number and $50.00)).
(3)	Determined on a combined basis with respect to both the shares of Bristol-Myers Squibb common stock and the CVRs to be issued pursuant to the proposed merger described in this registration statement in accordance with Section 6(b) of the Securities Act at a rate equal to $121.20 per $1,000,000 of the proposed maximum aggregate offering price.

This registration statement shall hereafter become effective in accordance with the provisions of Section 8(a) of the Securities Act of 1933.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the U.S. Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This joint proxy statement/prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale is not permissible.

PRELIMINARY—SUBJECT TO COMPLETION—DATED FEBRUARY 1, 2019

MERGER PROPOSAL—YOUR VOTE IS VERY IMPORTANT

February 1, 2019

Dear Bristol-Myers Squibb Company Stockholders and Celgene Corporation Stockholders:

On behalf of the boards of directors of Bristol-Myers Squibb Company (“Bristol-Myers Squibb”) and Celgene Corporation (“Celgene”), we are pleased to enclose the joint proxy statement/prospectus relating to the merger of Celgene with a wholly-owned subsidiary of Bristol-Myers Squibb, which is referred to in this notice as the merger, pursuant to the terms of a merger agreement entered into by Bristol-Myers Squibb and Celgene on January 2, 2019, which is referred to in this notice as the merger agreement.

If the merger is completed, Celgene stockholders immediately prior to the completion of the merger will be entitled to receive $50.00 in cash, one share of Bristol-Myers Squibb common stock and one contingent value right (each, a “CVR”) for each share of Celgene common stock held by them, as described in more detail in the accompanying joint proxy statement/prospectus under the heading “The Merger Agreement—Merger Consideration.” Based on the closing price of a share of Bristol-Myers Squibb common stock on January 31, 2019, the most recent trading day prior to the date of the accompanying joint proxy statement/prospectus for which this information was available, the cash and stock components of the merger consideration represented approximately $99.37 in value per share of Celgene common stock (without considering any potential CVR payout). The value of the consideration to be received by Celgene stockholders will fluctuate with changes in the price of the shares of Bristol-Myers Squibb common stock. We urge you to obtain current market quotations for shares of Bristol-Myers Squibb common stock and shares of Celgene common stock. Shares of Bristol-Myers Squibb common stock are traded on the New York Stock Exchange (the “NYSE”) under the symbol “BMY” and shares of Celgene common stock are traded on the Nasdaq Global Select Market (“Nasdaq”) under the symbol “CELG.” The CVRs are a new security for which there is currently no public trading market.

In connection with the merger, Bristol-Myers Squibb stockholders are cordially invited to attend a special meeting of the stockholders of Bristol-Myers Squibb to be held on April 12, 2019 at the offices of Kirkland & Ellis LLP located at 601 Lexington Avenue, New York, New York 10022, at 10:00 a.m., Eastern Time, and Celgene stockholders are cordially invited to attend a special meeting of the stockholders of Celgene to be held at the offices of Wachtell, Lipton, Rosen & Katz located at 51 West 52nd Street, New York, New York 10019 on April 12, 2019, at 10:00 a.m., Eastern Time.

Your vote is very important, regardless of the number of shares you own. We cannot complete the merger and the merger consideration will not be paid unless (i) Bristol-Myers Squibb stockholders approve the issuance of shares of Bristol-Myers Squibb common stock in the merger and (ii) Celgene stockholders adopt the merger agreement. Approval of the issuance of shares of Bristol-Myers Squibb common stock in the merger by Bristol-Myers Squibb stockholders requires the affirmative vote of at least a majority of the votes cast by holders of outstanding shares of Bristol-Myers Squibb common stock and Bristol-Myers Squibb preferred stock voting together as one class, which are referred to together in this notice as Bristol-Myers Squibb stock, at a duly called and held meeting of Bristol-Myers Squibb’s stockholders at which a quorum is present. Adoption of the merger agreement by Celgene stockholders requires the affirmative vote of holders of at least a majority of the outstanding shares of Celgene common stock entitled to vote thereon.

At the special meeting of the stockholders of Bristol-Myers Squibb, Bristol-Myers Squibb stockholders will be asked to vote on (i) a proposal to approve the issuance of shares of Bristol-Myers Squibb common stock in the merger and (ii) a proposal to approve the adjournment from time to time of the Bristol-Myers Squibb special meeting if necessary to solicit additional proxies if there are not sufficient votes at the time of the Bristol-Myers Squibb special meeting, or any adjournment or postponement thereof, to approve the issuance of shares of Bristol-Myers Squibb common stock in the merger.

Bristol-Myers Squibb’s board of directors determined that the merger agreement and the transactions contemplated by the merger agreement, including the merger and the issuance of shares of Bristol-Myers Squibb common stock in the merger, are advisable, fair to and in the best interests of Bristol-Myers Squibb and its stockholders and unanimously recommends that Bristol-Myers Squibb stockholders vote (i) “FOR” the approval of the issuance of shares of Bristol-Myers Squibb common stock in the merger and (ii) “FOR” the approval of the adjournment from time to time of the Bristol-Myers Squibb special meeting if necessary to solicit additional proxies if there are not sufficient votes at the time of the Bristol-Myers Squibb special meeting, or any adjournment or postponement thereof, to approve the issuance of shares of Bristol-Myers Squibb common stock in the merger.

At the special meeting of the stockholders of Celgene, Celgene stockholders will be asked to vote on (i) a proposal to adopt the merger agreement, (ii) a proposal to approve the adjournment from time to time of the Celgene special meeting if necessary to solicit additional proxies if there are not sufficient votes to adopt the merger agreement at the time of the Celgene special meeting or any adjournment or postponement thereof, and (iii) a proposal to approve, on an advisory (non-binding) basis, the compensation that will or may be paid or provided by Celgene to its named executive officers in connection with the merger.

Celgene’s board of directors unanimously determined that the merger agreement and the transactions contemplated by the merger agreement, including the merger, are advisable, fair to and in the best interests of Celgene and its stockholders and unanimously recommends that Celgene stockholders vote (i) “FOR” the adoption of the merger agreement, (ii) “FOR” the approval of the adjournment from time to time of the Celgene special meeting if necessary to solicit additional proxies if there are not sufficient votes to adopt the merger agreement at the time of the Celgene special meeting or any adjournment or postponement thereof, and (iii) “FOR” the proposal to approve, on an advisory (non-binding) basis, the compensation that will or may be paid or provided by Celgene to its named executive officers in connection with the merger.

Bristol-Myers Squibb expects to issue up to approximately 701,024,507 shares of its common stock and up to approximately 701,024,507 CVRs to Celgene stockholders in the merger. In addition, shares of Bristol-Myers Squibb common stock and CVRs may be issued from time to time following the effective time of the merger to holders of Celgene equity awards on the terms set forth in the merger agreement. See “The Merger Agreement—Treatment of Celgene Equity Awards” beginning on page 174 of the accompanying joint proxy statement/prospectus for a more detailed explanation. Based on the number of shares of Bristol-Myers Squibb common stock outstanding as of January 24, 2019, and the number of shares of Celgene common stock outstanding as of January 29, 2019, immediately following completion of the merger, Bristol-Myers Squibb stockholders immediately prior to the completion of the merger are expected to own approximately 69% of the outstanding shares of Bristol-Myers Squibb common stock and former Celgene stockholders are expected to own approximately 31% of the outstanding shares of Bristol-Myers Squibb common stock.

The accompanying joint proxy statement/prospectus provides important information regarding the Bristol-Myers Squibb and Celgene special meetings and a detailed description of the merger agreement, the merger, the issuance of shares of Bristol-Myers Squibb common stock and CVRs in the merger, the adjournment proposals and the proposal to approve, on an advisory (non-binding) basis, the compensation that will or may be paid or provided by Celgene to its named executive officers in connection with the merger. We urge you to read carefully and in its entirety the accompanying joint proxy statement/prospectus (including the annexes and any documents incorporated by reference into the accompanying joint proxy statement/prospectus). Please pay particular attention to the section entitled “Risk Factors” beginning on page 38 of the accompanying joint proxy statement/prospectus. You can also obtain information about Bristol-Myers Squibb and Celgene from documents that Bristol-Myers Squibb and Celgene previously have filed with the U.S. Securities and Exchange Commission.

For a discussion of the material U.S. federal income tax consequences of the merger, see “Celgene Proposal I: Adoption of the Merger Agreement and Bristol-Myers Squibb Proposal I: Approval of the Stock Issuance—Material U.S. Federal Income Tax Consequences” beginning on page 164 of the accompanying joint proxy statement/prospectus.

Whether or not you expect to attend your company’s special meeting, the details of which are described in the accompanying joint proxy statement/prospectus, please immediately submit your proxy by telephone, by the Internet or by completing, signing, dating and returning your signed proxy card(s) in the enclosed prepaid return envelope so that your shares may be represented at the applicable special meeting.

If Bristol-Myers Squibb stockholders have any questions or require assistance in voting their shares of Bristol-Myers Squibb stock, they should call MacKenzie Partners, Inc., Bristol-Myers Squibb’s proxy solicitor for its special meeting, toll-free at (800) 322-2885 or collect at (212) 929-5500.

If Celgene stockholders have any questions or require assistance in voting their shares of Celgene common stock, they should call Innisfree M&A Incorporated, Celgene’s proxy solicitor for its special meeting, toll-free at (877) 750-9497 or (412) 232-3651 for international callers. Banks and brokers may call collect at (212) 750-5833.

We hope to see you at the applicable special meeting and look forward to the successful completion of the merger.

On behalf of the boards of directors of Bristol-Myers Squibb and Celgene, thank you for your consideration and continued support.

Sincerely,	Sincerely,

Giovanni Caforio, M.D. Chairman of the Board of Directors and Chief Executive Officer of Bristol-Myers Squibb	Mark J. Alles Chairman of the Board of Directors and Chief Executive Officer of Celgene

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under the accompanying joint proxy statement/prospectus or determined that the accompanying joint proxy statement/prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

The accompanying joint proxy statement/prospectus is dated February 1, 2019 and is first being mailed to Bristol-Myers Squibb stockholders and Celgene stockholders on or about February 22, 2019.

430 East 29th Street, 14th Floor
New York, New York 10016
(212) 546-4000

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
OF BRISTOL-MYERS SQUIBB COMPANY
TO BE HELD ON FRIDAY, APRIL 12, 2019
10:00 A.M., EASTERN TIME

To the Stockholders of Bristol-Myers Squibb Company:

NOTICE IS HEREBY GIVEN that a special meeting of stockholders of Bristol-Myers Squibb Company, a Delaware corporation, which is referred to in this notice as Bristol-Myers Squibb, will be held at the offices of Kirkland & Ellis LLP located at 601 Lexington Avenue, New York, New York 10022, on Friday, April 12, 2019, at 10:00 a.m., Eastern Time, for the following purposes:

1.	to consider and vote on a proposal to approve the issuance of shares of Bristol-Myers Squibb common stock, par value $0.10 per share, which is referred to in this notice as Bristol-Myers Squibb common stock, in the merger contemplated by the Agreement and Plan of Merger, dated as of January 2, 2019, as it may be amended from time to time, which is referred to in this notice as the merger agreement, among Bristol-Myers Squibb, Burgundy Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of Bristol-Myers Squibb, and Celgene Corporation, a Delaware corporation, which is referred to in this notice as Celgene, pursuant to which Burgundy Merger Sub, Inc. will be merged with and into Celgene, which is referred to in this notice as the merger, with Celgene surviving the merger as a wholly-owned subsidiary of Bristol-Myers Squibb (a copy of the merger agreement is attached as Annex A to the accompanying joint proxy statement/prospectus); and
2.	to consider and vote on a proposal to approve the adjournment from time to time of the special meeting of stockholders of Bristol-Myers Squibb, which is referred to in this notice as the Bristol-Myers Squibb special meeting, if necessary to solicit additional proxies if there are not sufficient votes at the time of the Bristol-Myers Squibb special meeting, or any adjournment or postponement thereof, to approve the issuance of shares of Bristol-Myers Squibb common stock in the merger.

Bristol-Myers Squibb’s board of directors has fixed the close of business on March 1, 2019 as the record date for the determination of the stockholders entitled to vote at the Bristol-Myers Squibb special meeting or any adjournment or postponement thereof. Only stockholders of record at the record date are entitled to notice of, and to vote at, the Bristol-Myers Squibb special meeting or any adjournment or postponement thereof. Bristol-Myers Squibb anticipates commencing its solicitation of proxies on or about February 22, 2019. Bristol-Myers Squibb will continue to solicit proxies until the date of the Bristol-Myers Squibb special meeting. All stockholders of record as of that date are cordially invited to attend the special meeting in person. If you plan to attend the Bristol-Myers Squibb special meeting, admission will be by ticket only. A form of government-issued photograph identification will be required to enter the meeting. If you are a registered stockholder (your shares are held in your name), you should bring the top portion of the proxy card, which will serve as your admission ticket.

If you are a beneficial owner (your shares are held in the name of a bank, broker or other holder of record) and plan to attend the meeting, you can obtain an admission ticket in advance by writing to Shareholder Services, 430 East 29th Street, 14th Floor, New York, New York 10016. Please be sure to enclose proof of ownership, such as a bank or brokerage account statement. Stockholders who do not obtain tickets in advance may obtain them upon verification of ownership at the Registration Desk on the day of the special meeting.

Your vote is very important, regardless of the number of shares of Bristol-Myers Squibb stock that you own. Approval of the issuance of shares of Bristol-Myers Squibb common stock in the merger requires the affirmative vote of at least a majority of the votes cast by holders of outstanding shares of Bristol-Myers Squibb stock at a duly called and held meeting of Bristol-Myers Squibb’s stockholders at which a quorum is present. Approval of the adjournment proposal requires the affirmative vote of a majority of the votes present at the Bristol-Myers Squibb special meeting by holders of shares of Bristol-Myers Squibb stock entitled to vote (whether or not a quorum is present).

Bristol-Myers Squibb’s board of directors determined that the merger agreement and the transactions contemplated by the merger agreement, including the merger and the issuance of shares of Bristol-Myers Squibb common stock in the merger, are advisable, fair to and in the best interests of Bristol-Myers Squibb and its stockholders and unanimously recommends that Bristol-Myers Squibb stockholders vote (i) “FOR” the approval of the issuance of shares of Bristol-Myers Squibb common stock in the merger and (ii) “FOR” the approval of the adjournment from time to time of the Bristol-Myers Squibb special meeting if necessary to solicit additional proxies if there are not sufficient votes at the time of the Bristol-Myers Squibb special meeting, or any adjournment or postponement thereof, to approve the issuance of shares of Bristol-Myers Squibb common stock in the merger.

By Order of the Board of Directors,

Giovanni Caforio, M.D.
Chairman of the Board of Directors and Chief Executive Officer
New York, New York
February 1, 2019

IMPORTANT INFORMATION IF YOU PLAN TO ATTEND THE BRISTOL-MYERS SQUIBB SPECIAL MEETING IN PERSON:

A form of government-issued photograph identification will be required to enter the meeting.

If you hold your shares of Bristol-Myers Squibb stock through a brokerage account (in “street name”), you will also need an account statement or letter from the nominee indicating that you were the beneficial owner of the shares at the record date to be admitted to the Bristol-Myers Squibb special meeting.

Large bags, backpacks, briefcases, cameras, recording equipment and other electronic devices will not be permitted in the meeting, and attendees will be subject to security inspections. We will provide, upon request, wireless headsets for hearing amplification.

YOUR VOTE IS IMPORTANT!

WHETHER OR NOT YOU EXPECT TO ATTEND THE BRISTOL-MYERS SQUIBB SPECIAL MEETING IN PERSON, WE URGE YOU TO SUBMIT YOUR PROXY AS PROMPTLY AS POSSIBLE (1) VIA THE INTERNET, (2) BY TELEPHONE OR (3) BY COMPLETING, SIGNING AND DATING THE ENCLOSED BRISTOL-MYERS SQUIBB PROXY CARD AND RETURNING IT IN THE POSTAGE-PAID ENVELOPE PROVIDED. IF YOU ATTEND THE BRISTOL-MYERS SQUIBB SPECIAL MEETING IN PERSON AND WISH TO VOTE YOUR SHARES OF BRISTOL-MYERS SQUIBB STOCK AT THE BRISTOL-MYERS SQUIBB SPECIAL MEETING, YOU MAY DO SO AT ANY TIME PRIOR TO THE CLOSING OF THE POLLS AT THE BRISTOL-MYERS SQUIBB SPECIAL MEETING. You may revoke your proxy or change your vote for shares of Bristol-Myers Squibb stock you hold directly in your name by (i) signing another proxy card with a later date and delivering it to Broadridge before the date of the Bristol-Myers Squibb special meeting (we recommend you mail your proxy by April 4, 2019 to ensure timely receipt of your proxy), (ii) submitting revised votes over the Internet or by telephone before 11:59 p.m., Eastern Time, on Monday, April 8, 2019 for shares in employee benefit plans or on Thursday, April 11, 2019 for all other shares, or (iii) attending the Bristol-Myers Squibb special meeting in person and voting your shares of Bristol-Myers Squibb stock at the Bristol-Myers Squibb special meeting. If your shares of Bristol-Myers Squibb stock are held in the name of a bank, broker or other nominee holder of record, please follow the instructions on the voting instruction form furnished to you by such record holder.

The accompanying joint proxy statement/prospectus contains a detailed description of the merger, the merger agreement and the other matters to be considered at the meeting. We urge you to read carefully the accompanying joint proxy statement/prospectus, including all documents incorporated by reference into the accompanying joint proxy statement/prospectus, and its annexes, in their entirety. If you have any questions concerning the merger agreement, the merger, the issuance of shares of Bristol-Myers Squibb common stock or the CVRs in the merger, the adjournment proposal, the Bristol-Myers Squibb special meeting or the accompanying joint proxy statement/prospectus (or any other information contained therein), would like additional copies of the accompanying joint proxy statement/prospectus or need help voting your shares of Bristol-Myers Squibb stock, please contact:

MacKenzie Partners, Inc.
1407 Broadway, 27th Floor
New York, New York 10018
Telephone (Toll-Free): (800) 322-2885
Telephone (Collect): (212) 929-5500
Email: proxy@mackenziepartners.com

or

Bristol-Myers Squibb Company
430 East 29th Street, 14th Floor
New York, New York 10016
Attention: Corporate Secretary
Telephone: (212) 546-3309

Celgene Corporation
86 Morris Avenue
Summit, New Jersey 07901
(908) 673-9000

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS OF
CELGENE CORPORATION
TO BE HELD ON FRIDAY, APRIL 12, 2019
10:00 A.M., EASTERN TIME

To the Stockholders of Celgene Corporation:

NOTICE IS HEREBY GIVEN that a special meeting of stockholders of Celgene Corporation, a Delaware corporation, which is referred to in this notice as Celgene, will be held at the offices of Wachtell, Lipton, Rosen & Katz located at 51 West 52nd Street, New York, New York 10019, on Friday, April 12, 2019, at 10:00 a.m., Eastern Time, for the following purposes:

1.	to consider and vote on a proposal to adopt the Agreement and Plan of Merger, dated as of January 2, 2019, as it may be amended from time to time, which is referred to in this notice as the merger agreement, among Bristol-Myers Squibb Company, a Delaware corporation, which is referred to in this notice as Bristol-Myers Squibb, Burgundy Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of Bristol-Myers Squibb, and Celgene, pursuant to which Burgundy Merger Sub, Inc. will be merged with and into Celgene, which is referred to in this notice as the merger, with Celgene surviving the merger as a wholly-owned subsidiary of Bristol-Myers Squibb (a copy of the merger agreement is attached as Annex A to the accompanying joint proxy statement/prospectus);
2.	to consider and vote on a proposal to approve the adjournment from time to time of the special meeting of stockholders of Celgene, which is referred to in this notice as the Celgene special meeting, if necessary to solicit additional proxies if there are not sufficient votes to adopt the merger agreement at the time of the Celgene special meeting or any adjournment or postponement thereof; and
3.	to consider and vote on a proposal to approve, on an advisory (non-binding) basis, the compensation that will or may be paid or provided by Celgene to its named executive officers in connection with the merger.

The holders of record of shares of Celgene common stock, par value $0.01 per share, which are referred to in this notice as shares of Celgene common stock, at the close of business on March 1, 2019 are entitled to notice of and to vote at the Celgene special meeting or any adjournment or postponement thereof. Celgene anticipates commencing its solicitation of proxies on or about February 22, 2019. Celgene will continue to solicit proxies until the date of the Celgene special meeting.

If you hold shares of Celgene common stock in your name at the record date and plan to attend the Celgene special meeting, because of security procedures, you will need to obtain an admission ticket in advance. Tickets will be available to registered and beneficial owners. You can print your own tickets and you must bring them to the meeting to gain access. Tickets can be printed by accessing Shareholder Meeting Registration at www.ProxyVote.com and following the instructions provided (you will need the 16 digit number included on your proxy card or voter instruction form). If you are unable to print your tickets, please contact Celgene’s Corporate Secretary at 1-908-673-9000. Requests for admission tickets will be processed in the order in which they are received and must be submitted no later than 11:59 p.m. (Eastern Time) on April 11, 2019. Please note that seating is limited and requests for tickets will be accepted on a first-come, first-served basis. If you received your special meeting materials electronically and wish to attend the meeting, please follow the instructions provided for attendance. If you are attending the Celgene special meeting in person, you will be required to present valid, government-issued photo identification, such as a driver’s license or passport, and an admission ticket to be admitted to the Celgene special meeting.

Adoption of the merger agreement requires the affirmative vote, in person or by proxy, of the holders of a majority of the shares of Celgene common stock outstanding and entitled to vote thereon. Approval of the adjournment proposal requires the affirmative vote of a majority of the votes present at the Celgene special meeting by holders of shares of Celgene common stock (whether or not a quorum, as defined under Celgene’s by-laws, is present). Approval of the proposal to approve, on an advisory (non-binding) basis, the compensation that will or may be paid or provided by Celgene to its named executive officers in connection with the merger requires the affirmative vote of a majority of the votes cast at the Celgene special meeting by holders of shares of Celgene common stock (assuming a quorum, as defined under Celgene’s by-laws, is present).

Celgene’s board of directors unanimously determined that the merger agreement and the transactions contemplated by the merger agreement (including the merger) are fair to and in the best interests of Celgene and its stockholders and unanimously recommends that Celgene stockholders vote (i) “FOR” the proposal to adopt the merger agreement, (ii) “FOR” the proposal to approve the adjournment from time to time of the Celgene special meeting if necessary to solicit additional proxies if there are not sufficient votes to adopt the merger agreement at the time of the Celgene special meeting or any adjournment or postponement thereof and (iii) “FOR” the proposal to approve, on an advisory (non-binding) basis, the compensation that will or may be paid or provided by Celgene to its named executive officers in connection with the merger.

By Order of the Board of Directors,

Mark J. Alles
Chairman of the Board of Directors and
Chief Executive Officer
Summit, New Jersey
February 1, 2019

IMPORTANT INFORMATION IF YOU PLAN TO ATTEND THE CELGENE SPECIAL MEETING IN PERSON:

If you hold your shares of Celgene common stock through a brokerage account (in “street name”), your request for an admission ticket must include proof of beneficial ownership at the record date, such as a copy of a brokerage statement reflecting stock ownership as of the record date or a letter from a bank or broker.

Please leave all weapons, cameras, audio and video recording devices and other electronic devices at home. They will not be allowed in the meeting room.

YOUR VOTE IS IMPORTANT!

WHETHER OR NOT YOU EXPECT TO ATTEND THE CELGENE SPECIAL MEETING IN PERSON, WE URGE YOU TO SUBMIT YOUR PROXY AS PROMPTLY AS POSSIBLE (1) VIA THE INTERNET, (2) BY TELEPHONE OR (3) BY COMPLETING, SIGNING AND DATING THE ENCLOSED CELGENE PROXY CARD AND RETURNING IT IN THE POSTAGE-PAID ENVELOPE PROVIDED. IF YOU ATTEND THE CELGENE SPECIAL MEETING IN PERSON AND WISH TO VOTE YOUR SHARES AT THE CELGENE SPECIAL MEETING, YOU MAY DO SO AT ANY TIME PRIOR TO THE CLOSING OF THE POLLS AT THE CELGENE SPECIAL MEETING. You may revoke your proxy or change your vote for shares of Celgene common stock you hold directly in your name by (i) signing another proxy card with a later date and delivering it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, New York 11717 before (i) the close of business on April 9, 2019 for shares held in the Celgene 401(k) Plan and (ii) the Celgene special meeting for all other shares, (iii) submitting revised votes over the Internet or by telephone before 11:59 p.m., Eastern Time, on (A) April 9, 2019 for shares held in the Celgene 401(k) Plan or (B) April 11, 2019 for all other shares, or (iv) attending the Celgene special meeting in person and voting your shares of Celgene common stock at the Celgene special meeting. If your shares of Celgene common stock are held in the name of a bank, broker or other nominee holder of record, please follow the instructions on the voting instruction form furnished to you by such record holder.

Celgene cannot complete the merger and the merger consideration will not be paid unless its stockholders adopt the merger agreement and the other closing conditions specified in the merger agreement are met. Because adoption of the merger agreement requires the affirmative vote of the holders of at least a majority of shares of Celgene common stock outstanding and entitled to vote thereon, a Celgene stockholder’s abstention from voting, the failure of a Celgene stockholder who holds his or her shares in “street name” through a broker, bank or other nominee holder of record to give voting instructions to that broker, bank or other nominee holder of record or any other failure of a Celgene stockholder to vote will have the same effect as a vote “AGAINST” the proposal to adopt the merger agreement.

We urge you to read carefully the accompanying joint proxy statement/prospectus, including all documents incorporated by reference into the accompanying joint proxy statement/prospectus, and its annexes, in their entirety. If you have any questions concerning the merger agreement, the merger, the vote on the merger agreement, the adjournment proposal, the advisory (non-binding) proposal to approve the compensation that will or may be paid or provided by Celgene to its named executive officers in connection with the merger, the Celgene special meeting or the accompanying joint proxy statement/prospectus (or any other information contained therein), would like additional copies of the accompanying joint proxy statement/prospectus or need help voting your shares of Celgene common stock, please contact:

Innisfree M&A Incorporated
501 Madison Avenue, 20th Floor
New York, New York 10022
Telephone (Toll-Free): (877) 750-9497
International Callers: (412) 232-3651
Bankers and brokers may call collect: (212) 750-5833

or

Celgene Corporation
86 Morris Avenue
Summit, New Jersey 07901
Attention: Corporate Secretary
Telephone: (908) 673-9000

REFERENCES TO ADDITIONAL INFORMATION

The accompanying document is the proxy statement of Bristol-Myers Squibb for its special meeting of stockholders, the proxy statement of Celgene for its special meeting of stockholders and the prospectus of Bristol-Myers Squibb for the shares of its common stock and CVRs to be issued in the merger. The accompanying joint proxy statement/prospectus incorporates by reference important business and financial information about Bristol-Myers Squibb and Celgene from documents that are not included in or delivered with the accompanying joint proxy statement/prospectus. You can obtain the documents that are incorporated by reference into the accompanying joint proxy statement/prospectus (other than certain exhibits or schedules to those documents), without charge, by requesting them in writing or by telephone from Bristol-Myers Squibb or Celgene, respectively, at the following addresses and telephone numbers, or through the U.S. Securities and Exchange Commission website at www.sec.gov:

Bristol-Myers Squibb Company 430 East 29th Street, 14th Floor New York, New York 10016 Attention: Corporate Secretary Telephone: (212) 546-3309	Celgene Corporation 86 Morris Avenue Summit, New Jersey 07901 Attention: Corporate Secretary Telephone: (908) 673-9000

In addition, if you have questions about the merger or the accompanying joint proxy statement/prospectus, would like additional copies of the accompanying joint proxy statement/prospectus, or need to obtain proxy cards or other information related to the proxy solicitation, please contact MacKenzie Partners, Inc., the proxy solicitor for Bristol-Myers Squibb, toll-free at (800) 322-2885 or collect at (212) 929-5500, if you are a Bristol-Myers Squibb stockholder, or Innisfree M&A Incorporated, the proxy solicitor for Celgene, toll-free at (877) 750-9497 or (412) 232-3651 for international callers, if you are a Celgene stockholder, or banks and brokers may call Innisfree M&A Incorporated collect at (212) 750-5833. You will not be charged for any of these documents that you request.

To obtain timely delivery of the documents, you must request them no later than five business days before the date of the applicable special meeting. Therefore, if you are a Bristol-Myers Squibb stockholder and would like to request documents from Bristol-Myers Squibb, please contact MacKenzie Partners, Inc. by April 5, 2019 in order to receive them before the Bristol-Myers Squibb special meeting. If you are a Celgene stockholder and would like to request documents from Celgene, please contact Innisfree M&A Incorporated by April 5, 2019 in order to receive them before the Celgene special meeting.

See “Where You Can Find More Information” beginning on page 250 of the accompanying joint proxy statement/prospectus for further information.

i

Page
Date, Time and Location	82
Purpose	82
Recommendation of the Bristol-Myers Squibb Board of Directors	82
Bristol-Myers Squibb Record Date; Outstanding Shares; Stockholders Entitled to Vote	83
Quorum	83
Required Vote	83
Stock Ownership of and Voting by Bristol-Myers Squibb Directors and Executive Officers	84
Voting of Shares	84
Revocability of Proxies; Changing Your Vote	85
Solicitation of Proxies; Expenses of Solicitation	85
Householding	85
Adjournment	85
Other Information	86
Assistance	86
SPECIAL MEETING OF STOCKHOLDERS OF CELGENE	87
Date, Time and Location	87
Purpose	87
Recommendation of the Celgene Board of Directors	87
Celgene Record Date; Outstanding Shares; Stockholders Entitled to Vote	88
Quorum	88
Required Vote	88
Stock Ownership of and Voting by Celgene Directors and Executive Officers	89
Voting of Shares	89
Revocability of Proxies; Changing Your Vote	91
Solicitation of Proxies; Expenses of Solicitation	91
Householding	91
Adjournment	92
Other Information	92
Assistance	92
CELGENE PROPOSAL I: ADOPTION OF THE MERGER AGREEMENT AND BRISTOL-MYERS SQUIBB PROPOSAL I: APPROVAL OF THE STOCK ISSUANCE	93
General	93
Background of the Merger	93
Certain Relationships between Bristol-Myers Squibb and Celgene	105
Celgene’s Reasons for the Merger; Recommendation of the Celgene Board of Directors that Celgene Stockholders Adopt the Merger Agreement	105
Bristol-Myers Squibb’s Reasons for the Merger; Recommendation of the Bristol-Myers Squibb Board of Directors that Bristol-Myers Squibb Stockholders Approve the Stock Issuance	109
Opinions of Celgene’s Financial Advisors	113
Opinions of Bristol-Myers Squibb’s Financial Advisors	132
Summary of Financial Analyses by Morgan Stanley, Dyal Co. and Evercore	142
Certain Unaudited Prospective Financial Information	150
Regulatory Approvals Required for the Merger	158
Appraisal or Dissenters’ Rights for Celgene Stockholders	159
Material U.S. Federal Income Tax Consequences	164
Accounting Treatment	167
Listing of Bristol-Myers Squibb Common Stock; Delisting and Deregistration of Shares of Celgene Common Stock	168
Description of Debt Financing	168
Litigation Relating to the Merger	170

QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETINGS

The following are some questions that you, as a stockholder of Bristol-Myers Squibb Company, which is referred to in this joint proxy statement/prospectus as Bristol-Myers Squibb, or a stockholder of Celgene Corporation, which is referred to in this joint proxy statement/prospectus as Celgene, may have regarding the merger agreement, the merger, the stock issuance, the CVR issuance, the Bristol-Myers Squibb adjournment proposal, the Celgene adjournment proposal, the Celgene compensation advisory proposal and the special meetings as well as brief answers to those questions. You are urged to read carefully this joint proxy statement/prospectus, including all documents incorporated by reference into this joint proxy statement/prospectus, and its annexes, in their entirety because this section may not provide all of the information that is important to you with respect to the merger agreement, the merger, the stock issuance, the Bristol-Myers Squibb adjournment proposal, the Celgene adjournment proposal, the Celgene compensation advisory proposal and the special meetings. Additional important information is contained in the annexes to, and the documents incorporated by reference into, this joint proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 250 of this joint proxy statement/prospectus.

Q:	Why am I receiving this document and why am I being asked to vote on the merger agreement?
A:	Bristol-Myers Squibb and Celgene have agreed to a merger, which is referred to in this joint proxy statement/prospectus as the merger, pursuant to which Celgene will become a wholly-owned subsidiary of Bristol-Myers Squibb and will no longer be a publicly traded corporation. Following the merger, Celgene common stock will be delisted from the Nasdaq Global Select Market, which is referred to in this joint proxy statement/prospectus as Nasdaq, and deregistered under the Securities Exchange Act of 1934, as amended, which is referred to in this joint proxy statement/prospectus as the Exchange Act, and Celgene will no longer be required to file periodic reports with the U.S. Securities and Exchange Commission, which is referred to in this joint proxy statement/prospectus as the SEC, in respect of Celgene common stock. In order to complete the merger, holders of Bristol-Myers Squibb common stock and holders of Bristol-Myers Squibb preferred stock, whom are referred to in this joint proxy statement/prospectus as Bristol-Myers Squibb stockholders, must vote to approve the issuance of shares of Bristol-Myers Squibb common stock to Celgene stockholders in the merger, which issuance is referred to in this joint proxy statement/prospectus as the stock issuance, and Celgene stockholders must vote to adopt the Agreement and Plan of Merger, dated as of January 2, 2019, among Bristol-Myers Squibb, Celgene and Burgundy Merger Sub, Inc., a wholly-owned subsidiary of Bristol-Myers Squibb, which is referred to in this joint proxy statement/prospectus as Merger Sub. The merger agreement, as it may be amended from time to time, is referred to in this joint proxy statement/prospectus as the merger agreement.

Bristol-Myers Squibb is holding a special meeting of stockholders, which is referred to in this joint proxy statement/prospectus as the Bristol-Myers Squibb special meeting, in order to obtain the stockholder approval necessary to approve the stock issuance. Approval of the stock issuance requires the affirmative vote of at least a majority of the votes cast by holders of outstanding shares of Bristol-Myers Squibb common stock and Bristol-Myers Squibb preferred stock, which is referred to in this joint proxy statement/prospectus as Bristol-Myers Squibb stock, at a duly called and held meeting of Bristol-Myers Squibb’s stockholders at which a quorum is present. A majority of the votes cast means that the number of votes cast “FOR” the issuance of stock must exceed the number of votes cast “AGAINST” and ABSTENTIONS. Bristol-Myers Squibb stockholders will also be asked to approve the adjournment from time to time of the Bristol-Myers Squibb special meeting if necessary to solicit additional proxies if there are not sufficient votes at the time of the Bristol-Myers Squibb special meeting, or any adjournment or postponement thereof, to approve the stock issuance, which is referred to in this joint proxy statement/prospectus as the Bristol-Myers Squibb adjournment proposal. Approval of the Bristol-Myers Squibb adjournment proposal requires the affirmative vote of a majority of the votes present at the Bristol-Myers Squibb special meeting by holders of shares of Bristol-Myers Squibb stock entitled to vote (whether or not a quorum is present). A majority of the votes present means that the number of votes cast “FOR” the issuance of stock must exceed the number of votes cast “AGAINST” and ABSTENTIONS. It is important that Bristol-Myers Squibb’s stockholders vote their shares of Bristol-Myers Squibb stock on each of these matters, regardless of the number of shares owned.

Celgene is holding a special meeting of stockholders, which is referred to in this joint proxy statement/prospectus as the Celgene special meeting, in order to obtain the stockholder approval necessary to adopt the merger agreement. Adoption of the merger agreement requires the affirmative vote of holders of at least a majority of the outstanding shares of Celgene common stock entitled to vote thereon. Celgene stockholders will also be asked to approve the adjournment from time to time of the Celgene special meeting if necessary to solicit additional proxies if there are not sufficient votes to adopt the merger agreement at the time of the Celgene special meeting or any adjournment or postponement thereof, which is referred to in this joint proxy statement/prospectus as the Celgene adjournment proposal, and to approve, on an advisory (non-binding) basis, the compensation that will or may be paid or provided by Celgene to its named executive officers, whom are referred to in this joint proxy statement/prospectus as the named executive officers, in connection with the merger, which proposal is referred to in this joint proxy statement/prospectus as the Celgene compensation advisory proposal. It is important that Celgene’s stockholders vote their shares of Celgene common stock on each of these matters, regardless of the number of shares owned.

This document is being delivered to you as both a joint proxy statement of Bristol-Myers Squibb and Celgene and a prospectus of Bristol-Myers Squibb in connection with the merger, the stock issuance and the issuance of contingent value rights, which issuance is referred to in this joint proxy statement/prospectus as the CVR issuance. This document is the proxy statement by which the Bristol-Myers Squibb board of directors, which is referred to in this joint proxy statement/prospectus as the BMS Board, is soliciting proxies from Bristol-Myers Squibb stockholders to vote at the Bristol-Myers Squibb special meeting, or at any adjournment or postponement of the Bristol-Myers Squibb special meeting, on the approval of the stock issuance and the approval of the Bristol-Myers Squibb adjournment proposal. In addition, this document is the prospectus of Bristol-Myers Squibb pursuant to which Bristol-Myers Squibb will issue shares of Bristol-Myers Squibb common stock and the contingent value rights, which are referred to in this joint proxy statement/prospectus as the CVRs, to Celgene stockholders as part of the merger consideration, as described under “The Merger Agreement—Merger Consideration” beginning on page 172 of this joint proxy statement/prospectus. This document is also the proxy statement by which the Celgene board of directors, which is referred to in this joint proxy statement as the Celgene Board, is soliciting proxies from Celgene stockholders to vote at the Celgene special meeting, or at any adjournment or postponement of the Celgene special meeting, on the adoption of the merger agreement, the approval of the Celgene adjournment proposal and the approval, on an advisory (non-binding) basis, of the Celgene compensation advisory proposal.

Q:	Is my vote important?
A:	Yes, your vote is very important. If you do not submit a proxy or vote in person at the meeting, it will be more difficult for us to obtain the necessary quorum to hold the meeting. In addition, for Celgene stockholders, an abstention from voting or a failure to vote will have the same effect as a vote “AGAINST” the adoption of the merger agreement. If you hold your shares of Celgene common stock in “street name” through a broker, bank or other nominee holder of record and you do not give voting instructions to that broker, bank or other nominee holder of record, that broker, bank or other nominee holder of record will not be able to vote your shares on the adoption of the merger agreement, and your failure to give those instructions will have the same effect as a vote “AGAINST” the adoption of the merger agreement. A Celgene stockholder’s abstention from voting on the Celgene adjournment proposal will have the same effect as a vote “AGAINST” the approval of the Celgene adjournment proposal. The failure of a Celgene stockholder who holds his or her shares in “street name” through a broker, bank or other nominee holder of record to give voting instructions to that broker, bank or other nominee holder of record or any other failure of a Celgene stockholder to vote will have no effect on the approval of the Celgene adjournment proposal because these failures to vote are not considered “votes present.” A Bristol-Myers Squibb stockholder’s abstention from voting on the stock issuance will have the same effect as a vote “AGAINST” the approval of the proposal. The failure of a Bristol-Myers Squibb stockholder who holds his or her shares in “street name” through a broker, bank or other nominee holder of record to give voting instructions to that broker, bank or other nominee holder of record or any other failure of a Bristol-Myers Squibb stockholder to vote will have no effect on the approval of the stock issuance proposal because these failures to vote are not considered “votes cast.” A Bristol-Myers Squibb stockholder’s abstention from voting on the Bristol-Myers Squibb adjournment proposal will have the same effect as a vote “AGAINST” the approval of the proposal. The failure of a Bristol-Myers Squibb stockholder who holds his or her shares in “street name” through a broker, bank or other nominee holder of record to give voting instructions to that broker, bank or other nominee holder of record or any other failure of a Bristol-Myers Squibb stockholder to vote will have no effect on the approval of the Bristol-Myers Squibb adjournment proposal because these failures to vote are not considered “votes present.” The Celgene Board unanimously recommends that Celgene stockholders vote “FOR” the adoption of the merger agreement, “FOR” the Celgene adjournment proposal and “FOR” the Celgene compensation advisory proposal, and the BMS Board unanimously recommends that Bristol-Myers Squibb stockholders vote “FOR” the approval of the stock issuance and “FOR” the approval of the Bristol-Myers Squibb adjournment proposal.

Q:	What will happen in the merger?
A:	In the merger, Merger Sub will be merged with and into Celgene. Celgene will be the surviving corporation in the merger, which is referred to in this joint proxy statement/prospectus as the surviving corporation or Celgene, and will be a wholly-owned subsidiary of Bristol-Myers Squibb following completion of the merger. Celgene will no longer be a publicly traded corporation, its shares will be delisted from Nasdaq and deregistered under the Exchange Act, and Celgene will cease to be publicly traded.
Q:	What will Celgene stockholders receive in the merger?
A:	If the merger is completed, each share of Celgene common stock, other than excluded stock and dissenting stock (each as defined below), will automatically be cancelled and converted into the right to receive $50.00 in cash without interest thereon, which is referred to in this joint proxy statement/prospectus as the cash consideration, one share of Bristol-Myers Squibb common stock, which is referred to in this joint proxy statement/prospectus as the share consideration, and one CVR, which is referred to in this joint proxy statement/prospectus as the CVR consideration. The cash consideration, the share consideration and the CVR consideration are collectively referred to in this joint proxy statement/prospectus as the merger consideration. Shares of Celgene common stock (i) held in the treasury of Celgene or owned by Bristol-Myers Squibb or Merger Sub (other than any such shares owned by such entities in a fiduciary, representative or other capacity on behalf of other persons, whether or not held in a separate account) will each be cancelled and cease to exist, and no consideration will be delivered in exchange for such shares, (ii) held by any wholly-owned subsidiary, other than Merger Sub, of either Celgene or Bristol-Myers Squibb (other than any such shares owned by such entities in a fiduciary, representative or other capacity on behalf of other persons, whether or not held in a separate account) shall be converted into a number of fully paid and non-assessable shares of common stock of Celgene such that immediately following the completion of the merger its ownership percentage in Celgene is the same as its ownership percentage in Celgene immediately prior to the completion of the merger (the shares described in (i) and (ii) are collectively referred to in this joint proxy statement/prospectus as excluded stock) and (iii) held by Celgene stockholders who have properly demanded appraisal and otherwise complied with applicable Delaware law and not effectively withdrawn any demand for, or lost the right to, appraisal under Delaware law, will become entitled to the payment of the fair value of such shares determined in accordance with Delaware law as described under “Appraisal or Dissenters’ Rights for Celgene Stockholders” beginning on page 159 of this joint proxy statement/prospectus (the shares described in (iii) are referred to in this joint proxy statement/prospectus as dissenting stock).
Q:	What is the value of the merger consideration?
A:	In the merger, each Celgene stockholder will receive, for each share of Celgene common stock they own as of immediately prior to the completion of the merger, other than excluded stock and dissenting stock, (i) the cash consideration, (ii) the share consideration and (iii) the CVR consideration, each as described under “The Merger Agreement–Merger Consideration” beginning on page 172 of this joint proxy statement/prospectus.

Based on the closing price of shares of Bristol-Myers Squibb common stock on the New York Stock Exchange, which is referred to in this joint proxy statement/prospectus as the NYSE, on January 2, 2019, the last trading day prior to the announcement of the transaction, the upfront merger consideration represented approximately $102.43 in value for each share of Celgene common stock (without considering any potential CVR payout). Based on the closing price of shares of Bristol-Myers Squibb common stock on the NYSE on January 31, 2019, the most recent trading day prior to the date of this joint proxy statement/prospectus for which this information was available, the cash and stock components of the merger consideration, which is referred to in this joint proxy statement/prospectus as the upfront merger consideration, represented approximately $99.37 in value for each share of Celgene common stock (without considering any potential CVR payout). Because Bristol-Myers Squibb will issue one share of Bristol-Myers Squibb common stock in exchange for each share of Celgene common stock, the value of the share consideration will depend on the market price of shares of Bristol-Myers Squibb common stock at the time the merger is completed. The market price of shares of Bristol-Myers Squibb common stock when Celgene stockholders receive those shares after the merger is completed will not be known at the time of the special meetings and could be greater than, less than or the same as the market price of shares of Bristol-Myers Squibb common stock on January 2, 2019, on the date of this joint proxy statement/prospectus or at the time of the special meetings or any adjournment or postponement thereof. Furthermore, there is uncertainty regarding the fair market value of the CVR and whether any payment will ultimately be realized on the CVRs. Because the exchange ratio is fixed and the market price of shares of Bristol-Myers Squibb common stock has fluctuated and will continue to fluctuate, and because of the uncertainty of the fair market value of, and the ultimate realization on, the CVRs, Celgene stockholders cannot be sure of the value of the merger consideration they will receive in the merger. See “Risk Factors—Risks Related to the Merger.”

Q:	What will be the respective ownership percentages of former Celgene stockholders and Bristol-Myers Squibb stockholders in the combined company?
A:	Based on the number of shares of Celgene common stock outstanding as of January 29, 2019, and the number of shares of Bristol-Myers Squibb common stock outstanding as of January 24, 2019, it is anticipated that, immediately after completion of the merger, former Celgene stockholders will own approximately 31% and existing Bristol-Myers Squibb stockholders will own approximately 69% of the combined company.
Q:	What are the CVRs?
A:	The CVRs are contingent value rights to be issued by Bristol-Myers Squibb as part of the merger consideration to Celgene stockholders and certain holders of Celgene equity awards. Each CVR represents the right to receive a one-time cash payment of $9.00 if the U.S. Food and Drug Administration, which is referred to in this joint proxy statement/prospectus as the FDA, approves, by the dates noted below, Celgene, Bristol-Myers Squibb or their respective affiliates to commercially manufacture, market and sell in United States all of the following three products for the indications noted below:
•	by December 31, 2020, the product known as “JCAR017” for the treatment of relapsed-refractory diffuse large B cell lymphoma in humans;
•	by December 31, 2020, the product known as “Ozanimod” for the treatment of relapsing multiple sclerosis in humans; and
•	by March 31, 2021, the product known as “bb2121” for the treatment of relapsed/refractory multiple myeloma in humans.

For a more detailed description of the CVRs, see the section entitled “Description of the CVRs” beginning on page 216 of this joint proxy statement/prospectus.

Q:	Is interest payable with respect to the CVRs?
A:	Generally, no. Except in the limited circumstance where the CVR payment has not been paid when due by Bristol-Myers Squibb under the CVR agreement (in which case, default interest accrues until the CVR payment is paid), no interest will accrue on the CVRs.
Q:	Is the CVR payment secured or guaranteed?
A:	No. The CVR payment is neither secured nor guaranteed. The CVR payment, if any becomes due, is an unsecured general obligation of Bristol-Myers Squibb and is not guaranteed by Bristol-Myers Squibb or any of its affiliates.

Q:	Can I sell the CVRs?
A:	Yes, so long as there is market demand for the CVRs. The CVRs are transferable (subject to applicable restrictions under securities laws) and are being registered with the SEC in connection with the merger pursuant to the registration statement of which this joint proxy statement/prospectus forms a part. Bristol-Myers Squibb has agreed to cause the CVRs to be approved for listing (subject to notice of issuance) on the NYSE and thereafter to use reasonable best efforts to cause such listing on the NYSE or another national securities exchange to be maintained for so long as any CVRs remain outstanding. There can be no guarantee, however, that the CVRs will be listed on the NYSE or another national securities exchange and, if listed, there is no assurance that they will continue to satisfy the listing requirements of the NYSE or such other national securities exchange. Furthermore, no prediction can be made regarding the liquidity of any such market or the prices at which the CVRs may trade at any point in time, if at all. A sale or exchange of a CVR would be a taxable transaction. See the section entitled, “Material U.S. Federal Income Tax Consequences” beginning on page 164 of this joint proxy statement/prospectus for additional information.
Q:	Will the merger consideration I receive in the merger increase if the results of operations of Celgene improve or if the market price of Celgene common stock increases?
A:	No. The merger consideration payable for each share of Celgene common stock at closing is fixed at (i) $50.00 in cash, without interest, (ii) one share of common stock of Bristol-Myers Squibb and (iii) one CVR, and the payment received at closing will not change regardless of the results of operations of Celgene or the price of publicly traded common stock of Celgene. Furthermore, as described above, the value of the merger consideration may decrease if the market price of Bristol-Myers Squibb common stock is lower at the time the merger is completed than the market price as of the date of this joint proxy statement/prospectus.
Q:	What happens if the merger is not completed?
A:	If the merger agreement is not adopted by Celgene stockholders, the stock issuance is not approved by Bristol-Myers Squibb stockholders or if the merger is not completed for any other reason, Celgene stockholders will not receive any payment for their shares of Celgene common stock in connection with the merger. Instead, Celgene will remain an independent public company, shares of its common stock will continue to be listed and traded on Nasdaq and registered under the Exchange Act and Celgene will continue to file periodic reports with the SEC. If the merger agreement is terminated under specified circumstances, Celgene may be required to pay Bristol-Myers Squibb a termination fee of $2.2 billion, which is referred to in this joint proxy statement/prospectus as the Celgene termination fee, and if the merger agreement is terminated under certain other circumstances, Bristol-Myers Squibb may be required to pay Celgene a termination fee of $2.2 billion, which is referred to in their joint proxy statement/prospectus as the Bristol-Myers Squibb termination fee. In addition, Bristol-Myers Squibb is required to reimburse Celgene for up to $40 million of its reasonable and out-of-pocket costs and expenses incurred in connection with the merger agreement and the merger if the merger agreement is terminated by either Bristol-Myers Squibb or Celgene due to the Bristol-Myers Squibb stockholders voting on and failing to approve the stock issuance at the Bristol-Myers Squibb special meeting, which reimbursement is referred to in this joint proxy statement/prospectus as the Celgene fee reimbursement, and Celgene is required to reimburse Bristol-Myers Squibb for up to $40 million of its reasonable and out-of-pocket costs and expenses incurred in connection with the merger agreement and the merger if the merger agreement is terminated by either Bristol-Myers Squibb or Celgene due to the Celgene stockholders voting on and failing to adopt the merger agreement at the Celgene special meeting, which reimbursement is referred to in this joint proxy statement/prospectus as the Bristol-Myers Squibb fee reimbursement. See “The Merger Agreement—Termination Fees and Expenses” beginning on page 199 of this joint proxy statement/prospectus for a more detailed discussion of the termination fees and the fee reimbursement.
Q:	What risks should I consider in deciding whether to vote in favor of the merger proposal and/or the share issuance proposal?
A:	You should carefully review the risks and uncertainties discussed under the heading “Risk Factors” and elsewhere in this joint proxy statement/prospectus and Part I, Item 1A, “Risk Factors” in each company’s

Annual Report on Form 10-K for the year ended December 31, 2017, as updated by their respective Quarterly Reports on Form 10-Q, and future filings with the SEC, each of which is on file or will be filed with the SEC, which maintains a website located at http://www.sec.gov with this information, and all of which are incorporated by reference into this joint proxy statement/prospectus, as well as the section of this joint proxy statement/prospectus entitled “Risk Factors,” which sets forth certain risks and uncertainties related to the merger, risks and uncertainties to which the combined company’s business will be subject, and risks and uncertainties to which each of Bristol-Myers Squibb and Celgene, as an independent company, is subject.

Q:	What are Celgene stockholders being asked to vote on?
A:	Celgene stockholders are being asked to vote on the following three proposals:
•	to adopt the merger agreement, a copy of which is attached as Annex A to this joint proxy statement/prospectus;
•	to approve the Celgene adjournment proposal; and
•	to approve, on an advisory (non-binding) basis, the Celgene compensation advisory proposal.

The adoption of the merger agreement by Celgene stockholders is a condition to the obligations of Celgene and Bristol-Myers Squibb to complete the merger. Neither the approval of the Celgene adjournment proposal nor the approval of the Celgene compensation advisory proposal is a condition to the obligations of Celgene or Bristol-Myers Squibb to complete the merger.

Q:	What are Bristol-Myers Squibb stockholders being asked to vote on?
A:	Bristol-Myers Squibb stockholders are being asked to vote on the following two proposals:
•	to approve the stock issuance; and
•	to approve the Bristol-Myers Squibb adjournment proposal.

The approval of the stock issuance by Bristol-Myers Squibb stockholders is a condition to the obligations of Celgene and Bristol-Myers Squibb to complete the merger. The approval of the Bristol-Myers Squibb adjournment proposal is not a condition to the obligations of Celgene or Bristol-Myers Squibb to complete the merger.

Q:	Does the Celgene Board recommend that Celgene stockholders adopt the merger agreement?
A:	Yes. The Celgene Board unanimously determined that the merger agreement and the transactions contemplated by the merger agreement (including the merger) are fair to and in the best interests of Celgene and its stockholders and unanimously recommends that Celgene stockholders vote “FOR” the adoption of the merger agreement at the Celgene special meeting. See “Celgene Proposal I: Adoption of the Merger Agreement and Bristol-Myers Squibb Proposal I: Approval of the Stock Issuance—Celgene’s Reasons for the Merger; Recommendation of the Celgene Board of Directors that Celgene Stockholders Adopt the Merger Agreement” beginning on page 105 of this joint proxy statement/prospectus.
Q:	Does the Celgene Board recommend that Celgene stockholders approve the Celgene adjournment proposal?
A:	Yes. The Celgene Board unanimously recommends that Celgene stockholders vote “FOR” the Celgene adjournment proposal. See “Celgene Proposal II: Adjournment of the Celgene Special Meeting” beginning on page 208 of this joint proxy statement/prospectus.
Q:	What is the Celgene compensation advisory proposal and why am I being asked to vote on it?
A:	The SEC has adopted rules that require Celgene to seek an advisory (non-binding) vote on compensation that is tied to or based on completion of the merger and that will or may be paid or provided by Celgene to its named executive officers in connection with the merger.

Q:	Does the Celgene Board recommend that Celgene stockholders approve, on an advisory (non-binding) basis, the Celgene compensation advisory proposal?
A:	Yes. The Celgene Board unanimously recommends that Celgene stockholders vote “FOR” the Celgene compensation advisory proposal. See “Celgene Proposal III: Advisory Vote On Merger-Related Executive Compensation Arrangements” beginning on page 209 of this joint proxy statement/prospectus.
Q:	What happens if the Celgene compensation advisory proposal is not approved?
A:	Approval of the Celgene compensation advisory proposal is not a condition to the obligations of Celgene or Bristol-Myers Squibb to complete the merger. The vote is an advisory vote and is not binding on Celgene, the surviving company or Bristol-Myers Squibb. If the merger is completed, Celgene may pay the applicable compensation in connection with the merger to its named executive officers even if Celgene stockholders fail to approve the Celgene compensation advisory proposal.
Q:	Does the BMS Board recommend that Bristol-Myers Squibb stockholders approve the stock issuance?
A:	Yes. The BMS Board determined that the stock issuance was advisable, fair to and in the best interests of Bristol-Myers Squibb and its stockholders and unanimously recommends that Bristol-Myers Squibb stockholders vote “FOR” the approval of the stock issuance. See “Celgene Proposal I: Adoption of the Merger Agreement and Bristol-Myers Squibb Proposal I: Approval of the Stock Issuance—Bristol-Myers Squibb’s Reasons for the Merger; Recommendation of the Bristol-Myers Squibb Board of Directors that Bristol-Myers Squibb Stockholders Approve the Stock Issuance” beginning on page 109 of this joint proxy statement/prospectus.
Q:	Does the BMS Board recommend that Bristol-Myers Squibb stockholders approve the Bristol-Myers Squibb adjournment proposal?
A:	Yes. The BMS Board unanimously recommends that Bristol-Myers Squibb stockholders vote “FOR” the Bristol-Myers Squibb adjournment proposal. See “Bristol-Myers Squibb Proposal II: Adjournment of the Bristol-Myers Squibb Special Meeting” beginning on page 210 of this joint proxy statement/prospectus.
Q:	What Celgene stockholder vote is required for the approval of each proposal?
A:	The following are the vote requirements for the proposals at the Celgene special meeting:
•	Adoption of the Merger Agreement: The affirmative vote of holders of at least a majority of the outstanding shares of Celgene common stock entitled to vote on this proposal. Accordingly, a Celgene stockholder’s abstention from voting, the failure of a Celgene stockholder who holds his or her shares in “street name” through a broker, bank or other nominee holder of record to give voting instructions to that broker, bank or other nominee holder of record or any other failure of a Celgene stockholder to vote will have the same effect as a vote “AGAINST” this proposal.
•	Approval of Celgene Adjournment Proposal: The affirmative vote of the holders of a majority of the votes present at the Celgene special meeting (whether or not a quorum, as defined under Celgene’s by-laws, is present). For purposes of the Celgene adjournment proposal, “votes present” on the proposal consist of votes “for” or “against” as well as elections to abstain from voting on the proposal. Accordingly, a Celgene stockholder’s abstention from voting on the Celgene adjournment proposal will have the same effect as a vote “AGAINST” the approval of the proposal. The failure of a Celgene stockholder who holds his or her shares in “street name” through a broker, bank or other nominee holder of record to give voting instructions to that broker, bank or other nominee holder of record or any other failure of a Celgene stockholder to vote will have no effect on the approval of this proposal because these failures to vote are not considered “votes present.”
•	Approval of the Celgene Compensation Advisory Proposal: The affirmative vote of the holders of a majority of the votes cast “FOR” or “AGAINST” this proposal at the Celgene special meeting (assuming a quorum, as defined under Celgene’s by-laws, is present). Accordingly, a Celgene stockholder’s abstention from voting will have no effect on the approval of this proposal. The failure of a Celgene stockholder who holds his or her shares in “street name” through a broker, bank or other nominee holder of record to give voting instructions to that broker, bank or other nominee holder of record or any other failure of a Celgene stockholder to vote will have no effect on the approval of this proposal except to the extent it results in there being insufficient shares present at the Celgene special meeting to establish a quorum.

Q:	What Bristol-Myers Squibb stockholder vote is required for the approval of each proposal at the Bristol-Myers Squibb special meeting?
A:	The following are the vote requirements for the proposals at the Bristol-Myers Squibb special meeting:
•	Approval of the Stock Issuance: The affirmative vote of at least a majority of the votes cast by holders of outstanding shares of Bristol-Myers Squibb stock at a duly called and held meeting of Bristol-Myers Squibb’s stockholders at which a quorum is present. Under the current rules and interpretive guidance of the NYSE, “votes cast” on the stock issuance consist of votes “for” or “against” as well as elections to abstain from voting on the stock issuance. As a result, a Bristol-Myers Squibb stockholder’s abstention from voting on the stock issuance will have the same effect as a vote “AGAINST” the approval of this proposal. The failure of a Bristol-Myers Squibb stockholder who holds his or her shares in “street name” through a broker, bank or other nominee holder of record to give voting instructions to that broker, bank or other nominee holder of record or any other failure of a Bristol-Myers Squibb stockholder to vote will have no effect on the approval of this proposal because these failures to vote are not considered “votes cast.” However, these failures to vote will make it more difficult to meet the requirement under Delaware law that the holders of a majority of the outstanding shares of Bristol-Myers Squibb stock entitled to vote at the Bristol-Myers Squibb special meeting be present in person or represented by proxy to constitute a quorum at the Bristol-Myers Squibb special meeting.
•	Approval of the Bristol-Myers Squibb Adjournment Proposal (if necessary): The affirmative vote of a majority of the votes present at the Bristol-Myers Squibb special meeting by Bristol-Myers Squibb stockholders entitled to vote (whether or not a quorum, as defined under Delaware law, is present). For purposes of the Bristol-Myers Squibb adjournment proposal, “votes present” on the proposal consist of votes “for” or “against” as well as elections to abstain from voting on the proposal. As a result, a Bristol-Myers Squibb stockholder’s abstention from voting on the Bristol-Myers Squibb adjournment proposal will have the same effect as a vote “AGAINST” the approval of the proposal. The failure of a Bristol-Myers Squibb stockholder who holds his or her shares in “street name” through a broker, bank or other nominee holder of record to give voting instructions to that broker, bank or other nominee holder of record or any other failure of a Bristol-Myers Squibb stockholder to vote will have no effect on the approval of this proposal because these failures to vote are not considered “votes present.”
Q:	What constitutes a quorum for the Celgene special meeting?
A:	The holders of a majority of the outstanding shares of Celgene common stock entitled to vote being present in person or represented by proxy constitutes a quorum for the Celgene special meeting. Shares of Celgene common stock whose holders elect to abstain from voting will be deemed present at the Celgene special meeting for the purpose of determining the presence of a quorum. Shares of Celgene common stock held in “street name” with respect to which the beneficial owner fails to give voting instructions to the broker, bank or other nominee holder of record will not be deemed present at the Celgene special meeting for the purpose of determining the presence of a quorum.
Q:	What constitutes a quorum for the Bristol-Myers Squibb special meeting?
A:	The holders of a majority of the outstanding shares of Bristol-Myers Squibb stock entitled to vote being present in person or represented by proxy constitutes a quorum for the Bristol-Myers Squibb special meeting. Shares of Bristol-Myers Squibb stock whose holders elect to abstain from voting will be deemed present at the Bristol-Myers Squibb special meeting for the purpose of determining the presence of a quorum. Shares of Bristol-Myers Squibb stock held in “street name” with respect to which the beneficial owner fails to give voting instructions to the broker, bank or other nominee holder of record will not be deemed present at the Bristol-Myers Squibb special meeting for the purpose of determining the presence of a quorum.

Q:	Who is entitled to vote at the Celgene special meeting?
A:	All holders of shares of Celgene common stock who held shares at the record date for the Celgene special meeting (the close of business on March 1, 2019) are entitled to receive notice of, and to vote at, the Celgene special meeting. As of the close of business on January 29, 2019, there were 701,024,507 shares of Celgene common stock outstanding. Each holder of shares of Celgene common stock is entitled to one vote for each share of Celgene common stock owned at the record date.
Q:	Who is entitled to vote at the Bristol-Myers Squibb special meeting?
A:	All holders of shares of Bristol-Myers Squibb stock who held shares at the record date for the Bristol-Myers Squibb special meeting (the close of business on March 1, 2019) are entitled to receive notice of, and to vote at, the Bristol-Myers Squibb special meeting. As of the close of business on January 24, 2019, there were 1,632,468,222.509 shares of Bristol-Myers Squibb stock outstanding. Each holder of shares of Bristol-Myers Squibb stock is entitled to one vote for each share of Bristol-Myers Squibb stock owned at the record date.
Q:	What if I hold shares in both Celgene and Bristol-Myers Squibb?
A:	If you are both a Celgene stockholder and a Bristol-Myers Squibb stockholder, you will receive separate packages of proxy materials from each company. A vote as a Celgene stockholder for the adoption of the merger agreement (or any other proposal to be considered at the Celgene special meeting) will not constitute a vote as a Bristol-Myers Squibb stockholder to approve the stock issuance (or any other proposal to be considered at the Bristol-Myers Squibb special meeting), and vice versa. Therefore, please complete, sign and date and return all proxy cards and/or voting instructions that you receive from Celgene or Bristol-Myers Squibb, or submit your proxy or voting instructions for each set of voting materials over the Internet or by telephone in order to ensure that all of your shares are voted.
Q:	When and where is the Celgene special meeting?
A:	The Celgene special meeting will be held at the offices of Wachtell, Lipton, Rosen & Katz located at 51 West 52nd Street, New York, New York 10019 on Friday, April 12, 2019, at 10:00 a.m., Eastern Time.
Q:	When and where is the Bristol-Myers Squibb special meeting?
A:	The Bristol-Myers Squibb special meeting will be held on Friday, April 12, 2019, at the offices of Kirkland & Ellis LLP, which is referred to in this joint proxy statement/prospectus as Kirkland & Ellis located at 601 Lexington Avenue, New York, New York 10022, at 10:00 a.m., Eastern Time.
Q:	How do I vote my shares at the Celgene special meeting?
A:	Via the Internet or by Telephone

If you hold shares of Celgene common stock directly in your name as a stockholder of record, you may vote via the Internet or by telephone by following the intstructions on the enclosed proxy card. In order to vote your shares via the Internet or by telephone, you will need the control number on your proxy card (which is unique to each Celgene stockholder to ensure all voting instructions are genuine and to prevent duplicate voting). Votes may be submitted via the Internet or by telephone, 24 hours a day, seven days a week, and must be received by 11:59 p.m. (Eastern Time) on (i) April 9, 2019 for shares held in the Celgene 401(k) Plan or (ii) April 11, 2019 for all other shares.

If you hold shares of Celgene common stock in “street name,” meaning through a broker, bank or other nominee holder of record, you may submit voting instructions via the Internet or by telephone only if Internet or telephone voting is made available by your broker, bank or other nominee holder of record. Please follow the voting instructions provided by your broker, bank or other nominee holder of record with these materials.

By Mail

If you hold shares of Celgene common stock directly in your name as a stockholder of record, in order to vote by mail, you may submit a proxy card. You will need to complete, sign and date your proxy card and return it using the postage-paid return envelope provided.

If you hold shares of Celgene common stock in “street name,” meaning through a broker, bank or other nominee holder of record, in order to provide voting instructions by mail you will need to complete, sign and date the voting instruction form provided by your broker, bank or other nominee holder of record with these materials and return it in the postage-paid return envelope provided. Your broker, bank or other nominee holder of record must receive your voting instruction form in sufficient time to vote your shares.

In Person

If you hold shares of Celgene common stock directly in your name as a stockholder of record, you may vote in person at the Celgene special meeting. Stockholders of record also may be represented by another person at the Celgene special meeting by executing a proper proxy designating that person and having that proper proxy be presented to the judge of election with the applicable ballot at the Celgene special meeting.

If you hold shares of Celgene common stock in “street name,” meaning through a broker, bank or other nominee holder of record, you must obtain a written legal proxy from that institution and present it to the judge of election with your ballot to be able to vote in person at the Celgene special meeting. To request a legal proxy, please contact your broker, bank or other nominee holder of record.

Please carefully consider the information contained in this joint proxy statement/prospectus. Whether or not you plan to attend the Celgene special meeting, Celgene encourages you to vote via the Internet, by telephone or by mail so that your shares will be voted in accordance with your wishes even if you later decide not to attend the Celgene special meeting.

Celgene encourages you to register your vote via the Internet, by telephone or by mail. If you attend the Celgene special meeting, you may also vote in person, in which case any votes that you previously submitted—whether via the Internet, by telephone or by mail—will be revoked and superseded by the vote that you cast at the Celgene special meeting. Your attendance at the Celgene special meeting alone will not revoke any proxy previously given. To vote in person at the Celgene special meeting, beneficial owners who hold shares in “street name” through a broker, bank or other nominee holder of record will need to contact the broker, bank or other nominee holder of record to obtain a written legal proxy to bring to the meeting. Whether your proxy is submitted via the Internet, by telephone or by mail, if it is properly completed and submitted, and if you do not revoke it prior to or at the Celgene special meeting, your shares will be voted at the Celgene special meeting in the manner specified by you, except as otherwise set forth in this joint proxy statement/prospectus.

You may vote via the Internet or by telephone until 11:59 p.m. (Eastern Time) on (i) April 9, 2019 for shares held in the Celgene 401(k) Plan or (ii) April 11, 2019 for all other shares, or Broadridge must receive your proxy card by mail no later than the close of business on (i) April 9, 2019 for shares held in the Celgene 401(k) Plan or (ii) April 11, 2019 for all other shares.

Q:	If my shares of Celgene common stock are held in “street name,” will my broker, bank or other nominee holder of record automatically vote my shares for me?
A:	No. Your broker, bank or other nominee holder of record will only be permitted to vote your shares of Celgene common stock if you instruct your broker, bank or other nominee holder of record how to vote. You should follow the procedures provided by your broker, bank or other nominee holder of record regarding the voting of your shares of Celgene common stock.

Under stock exchange rules, brokers, banks and other nominee holders of record are precluded from exercising their voting discretion with respect to non-routine or “significant” matters, such as the adoption of the merger agreement, the approval of the Celgene adjournment proposal and the approval of the Celgene compensation advisory proposal. As a result, absent specific instructions from the beneficial owner of shares of Celgene common stock, brokers, banks and other nominees holders of record are not empowered to vote such shares.

Broker non-votes are shares held by a broker, bank or other nominee holder of record with respect to which the broker, bank or other nominee holder of record is not instructed by the beneficial owner of such shares on how to vote on a particular proposal and the broker, bank or other nominee holder of record does not have discretionary voting power on such proposal. Because brokers, banks and other nominee holders of record do not have discretionary voting authority with respect to any of the proposals to be considered at the Celgene special meeting as described in this joint proxy statement/prospectus, if a beneficial owner of shares of Celgene common stock held in “street name” does not give voting instructions to the broker, bank or other nominee holder of record, then those shares will not be present in person or represented by proxy at the Celgene special meeting.

A beneficial owner’s failure to instruct the broker, bank or other nominee holder of record how to vote shares of Celgene common stock held in “street name” will therefore have the same effect as a vote “AGAINST” the adoption of the merger agreement. A beneficial owner’s failure to instruct the broker, bank or other nominee holder of record how to vote shares of Celgene common stock held in “street name” will have no effect on the proposal to approve the Celgene adjournment proposal or the proposal to approve, on an advisory (non-binding) basis, the Celgene compensation advisory proposal, except, with respect to the Celgene compensation advisory proposal, to the extent it results in there being insufficient shares present at the Celgene special meeting to establish a quorum.

Q:	If I submit a proxy, how will my shares covered by the proxy be voted at the Celgene special meeting?
A:	If you correctly register your vote via the Internet, by telephone or by mail, the directors of Celgene named in your proxy card will vote your shares in the manner you requested.
Q:	If I return a blank proxy, how will my shares be voted at the Celgene special meeting?
A:	If you sign your proxy card and return it without indicating how you would like to vote your shares, your proxy will be voted as the Celgene Board unanimously recommends, which is:
•	“FOR” the adoption of the merger agreement;
•	“FOR” the Celgene adjournment proposal; and
•	“FOR” the Celgene compensation advisory proposal.

However, if you indicate that you wish to vote against the adoption of the merger agreement and leave the other proposals blank, your shares will not be voted in favor of the Celgene adjournment proposal or the Celgene compensation advisory proposal.

Q:	How do I vote my shares at the Bristol-Myers Squibb special meeting?
A:	Via the Internet or by Telephone

If you hold shares of Bristol-Myers Squibb stock directly in your name as a stockholder of record, you may vote via the Internet at www.proxyvote.com or by telephone by calling (800) 322-2885 toll-free. In order to submit a proxy to vote via the Internet or by telephone, you will need the control number on your proxy card (which is unique to each Bristol-Myers Squibb stockholder to ensure all voting instructions are genuine and to prevent duplicate voting). Votes may be submitted via the Internet or by telephone 24 hours a day, seven days a week, and must be received by 11:59 p.m. (Eastern Time) either on Monday, April 8, 2019 for shares in employee benefit plans or on Thursday, April 11, 2019 for all other shares. Please be aware that if you vote by telephone or over the Internet, you may incur costs such as telephone and Internet access charges for which you will be responsible.

If you hold shares of Bristol-Myers Squibb stock in “street name,” meaning through a broker, bank or other nominee holder of record, you may vote via the Internet or by telephone only if Internet or telephone voting is made available by your broker, bank or other nominee holder of record. Please follow the voting instructions provided by your broker, bank or other nominee holder of record with these materials.

By Mail

If you hold shares of Bristol-Myers Squibb stock directly in your name as a stockholder of record, you may submit a proxy card to vote your shares by mail. You will need to complete, sign and date your proxy card and return it using the postage-paid return envelope provided or return it to Broadridge. In order to ensure Broadridge’s timely receipt of your proxy card, we recommend that you mail your proxy card no later than the close of business on April 4, 2019.

If you hold shares of Bristol-Myers Squibb stock in “street name,” meaning through a broker, bank or other nominee holder of record, in order to provide voting instructions by mail, you will need to complete, sign and date the voting instruction form provided by your broker, bank or other nominee holder of record with these materials and return it in the postage-paid return envelope provided. Your broker, bank or other nominee holder of record must receive your voting instruction form in sufficient time to vote your shares.

In Person

If you hold shares of Bristol-Myers Squibb stock directly in your name as a stockholder of record, you may vote in person at the Bristol-Myers Squibb special meeting. Stockholders of record also may be represented by another person at the Bristol-Myers Squibb special meeting by executing a proper proxy designating that person and having that proper proxy be presented to the judge of election with the applicable ballot at the Bristol-Myers Squibb special meeting.

If you hold shares of Bristol-Myers Squibb stock in “street name,” meaning through a broker, bank or other nominee holder of record, you must obtain a written legal proxy from that institution and present it to the judge of election with your ballot to be able to vote in person at the Bristol-Myers Squibb special meeting. To request a legal proxy, please contact your broker, bank or other nominee holder of record.

Please carefully consider the information contained in this joint proxy statement/prospectus. Whether or not you plan to attend the Bristol-Myers Squibb special meeting, Bristol-Myers Squibb encourages you to vote via the Internet, by telephone or by mail so that your shares will be voted in accordance with your wishes even if you later decide not to attend the Bristol-Myers Squibb special meeting.

Bristol-Myers Squibb encourages you to register your vote via the Internet, by telephone or by mail. If you attend the Bristol-Myers Squibb special meeting, you may also vote in person, in which case any votes that you previously submitted—whether via the Internet, by telephone or by mail—will be revoked and superseded by the vote that you cast at the Bristol-Myers Squibb special meeting. To vote in person at the Bristol-Myers Squibb special meeting, beneficial owners who hold shares in “street name” through a broker, bank or other nominee holder of record will need to contact the broker, bank or other nominee holder of record to obtain a written legal proxy to bring to the meeting. Whether your proxy is submitted via the Internet, by phone or by mail, if it is properly completed and submitted, and if you do not revoke it prior to or at the Bristol-Myers Squibb special meeting, your shares will be voted at the Bristol-Myers Squibb special meeting in the manner specified by you, except as otherwise set forth in this joint proxy statement/prospectus.

You may vote via the Internet or by telephone until 11:59 p.m., Eastern Time, either on Monday, April 8, 2019 for shares in employee benefit plans or on Thursday, April 11, 2019 for all other shares. We recommend you mail your proxy by April 4, 2019 to ensure timely receipt of your proxy.

Q:	If my shares of Bristol-Myers Squibb stock are held in “street name,” will my broker, bank or other nominee holder of record automatically vote my shares for me?
A:	No. If you are a beneficial stockholder, you have the right to direct your broker or nominee on how to vote the shares. You should complete a voting instruction card which your broker, bank or other nominee is obligated to provide you. If you wish to vote in person at the meeting, you must first obtain from the record holder a legal proxy issued in your name. Brokers, banks and other nominee holders of record who hold shares of Bristol-Myers Squibb stock in “street name” typically have the authority to vote in their discretion on “routine” proposals when they have not received instructions on how to vote from the beneficial owner. However, brokers, banks and other nominee holders of record typically are not allowed to exercise their voting discretion on matters that are “non-routine” without specific instructions on how to vote from the beneficial owner. Under the current rules of the NYSE, both proposals to be considered at the Bristol-Myers Squibb special meeting as described in this joint proxy statement/prospectus are considered non-routine. Therefore, brokers, banks and other nominee holders of record do not have discretionary authority to vote on either proposal.

Broker non-votes are shares held by a broker, bank or other nominee holder of record that are present in person or represented by proxy at the Bristol-Myers Squibb special meeting, but with respect to which the broker, bank or other nominee holder of record is not instructed by the beneficial owner of such shares on how to vote on a particular proposal and the broker does not have discretionary voting power on such proposal. Because brokers, banks and other nominee holders of record do not have discretionary voting authority with respect to either of the proposals to be considered at the Bristol-Myers Squibb special meeting as described in this joint proxy statement/prospectus, if a beneficial owner of shares of Bristol-Myers Squibb stock held in “street name” does not give voting instructions to the broker, bank or other nominee holder of record, then those shares will not be present in person or represented by proxy at the Bristol-Myers Squibb special meeting. As a result, there will not be any broker non-votes in connection with either of the proposals to be considered at the Bristol-Myers Squibb special meeting as described in this joint proxy statement/prospectus.

Q:	How will my shares be represented at the Bristol-Myers Squibb special meeting?
A:	If you correctly submit your proxy via the Internet, by telephone or by mail, the persons named in your proxy card will vote your shares in the manner you requested. If you sign your proxy card and return it without indicating how you would like to vote your shares, your proxy will be voted as the BMS Board unanimously recommends, which is:
•	“FOR” the stock issuance; and
•	“FOR” the approval of the Bristol-Myers Squibb adjournment proposal.

However, if you indicate that you wish to vote against the approval of the stock issuance, your shares will only be voted in favor of the Bristol-Myers Squibb adjournment proposal if you indicate that you wish to vote in favor of that proposal.

Q:	Who may attend the Celgene special meeting?
A:	Celgene stockholders at the record date for the Celgene special meeting (the close of business on March 1, 2019), or their proxy holders, may attend the Celgene special meeting. If you hold shares in your name at the record date and plan to attend the Celgene special meeting, because of security procedures, you will need to obtain an admission ticket in advance. Tickets will be available to registered and beneficial owners. You can print your own tickets and you must bring them to the meeting to gain access. Tickets can be printed by accessing Shareholder Meeting Registration at www.ProxyVote.com and following the instructions provided (you will need the 16 digit number included on your proxy card or voter instruction form). If you are unable to print your tickets, please contact Celgene’s Corporate Secretary at 1-908-673-9000. Requests for admission tickets will be processed in the order in which they are received and must be submitted no later than 11:59 p.m. (Eastern Time) on April 11, 2019. Please note that seating is limited and requests for tickets will accepted on a first-come, first served basis. If you received your special meeting materials electronically and wish to attend the meeting, please follow the instructions provided for attendance. If you are attending the Celgene special meeting in person, you will be required to present valid, government-issued photo identification, such as a driver’s license or passport, and an admission ticket to be admitted to the Celgene special meeting.

Celgene stockholders may contact Innisfree M&A Incorporated at (877) 750-9497 (toll-free) or (412) 232-3651 (for international callers) to obtain directions to the location of the Celgene special meeting. Banks and brokers may call collect at (212) 750-5833.

Q:	Who may attend the Bristol-Myers Squibb special meeting?
A:	Bristol-Myers Squibb stockholders at the record date for the Bristol-Myers Squibb special meeting (the close of business on March 1, 2019), or their proxy holders, their authorized representatives and guests of Bristol-Myers Squibb may attend the Bristol-Myers Squibb special meeting. You may not appoint more than one person to act as your proxy at the Bristol-Myers Squibb special meeting. Admission will be by ticket only. A form of government-issued photograph identification will be required to enter the meeting. Large bags, backpacks, briefcases, cameras, recording equipment and other electronic devices will not be permitted in the meeting, and attendees will be subject to security inspections. Our offices are wheelchair accessible. We will provide, upon request, wireless headsets for hearing amplification. If you are a registered

Bristol-Myers Squibb stockholder (your shares are held in your name) and plan to attend the meeting, you should bring the top portion of the proxy card, which will serve as your admission ticket. If you are a beneficial owner (your shares are held in the name of a bank, broker or other holder of record) and plan to attend the meeting, you can obtain an admission ticket in advance by writing to Shareholder Services, Bristol-Myers Squibb Company, 430 East 29th Street, 14th Floor, New York, New York 10016. Please be sure to enclose proof of ownership, such as a bank or brokerage account statement. Stockholders who do not obtain tickets in advance may obtain them upon verification of ownership at the Registration Desk on the day of the special meeting.

Q:	Can I revoke my proxy or change my voting instructions for Bristol-Myers Squibb stock?
A:	Yes. You may revoke your proxy or change your vote at any time before the closing of the polls at the Bristol-Myers Squibb special meeting.

If you are a stockholder of record at the record date for the Bristol-Myers Squibb special meeting (the close of business on March 1, 2019), you can revoke your proxy or change your vote by:

•	sending a signed notice, which bears a date later than the date of the proxy you want to revoke and which is received prior to the date of the Bristol-Myers Squibb special meeting, stating that you revoke your proxy to Bristol-Myers Squibb Company, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717;
•	submitting a valid, later-dated proxy or voting instructions via the Internet or by telephone before 11:59 p.m. (Eastern Time) either on Monday, April 8, 2019 for shares in employee benefit plans or on Thursday, April 11, 2019 for all other shares, or by mail that is received prior to the Bristol-Myers Squibb special meeting; or
•	attending the Bristol-Myers Squibb special meeting (or, if the special meeting is adjourned or postponed, attending the applicable adjourned or postponed meeting) and voting in person, which automatically will cancel any proxy previously given, or revoking your proxy in person, but your attendance alone will not revoke any proxy previously given.

If you hold your shares in “street name” through a broker, bank or other nominee holder of record, you must contact your broker, bank or other nominee holder of record to change your vote or obtain a written legal proxy to vote your shares if you wish to cast your vote in person at the Bristol-Myers Squibb special meeting.

Q:	Can I revoke my proxy or change my voting instructions for Celgene common stock?
A:	Yes. You may revoke your proxy or change your vote at any time before the closing of the polls at the Celgene special meeting.

If you are a stockholder of record at the record date for the Celgene special meeting (the close of business on March 1, 2019), you can revoke your proxy or change your vote by:

•	sending a signed notice, which bears a date later than the date of the proxy you want to revoke and which is received prior to the close of business on (i) April 9, 2019 for shares held in the Celgene 401(k) Plan or (ii) April 11, 2019 for all other shares, stating that you revoke your proxy to Celgene Corporation, 86 Morris Avenue, Summit, New Jersey 07901, Attention: Corporate Secretary;
•	submitting a valid, later-dated proxy via the Internet or by telephone before 11:59 p.m. (Eastern Time) on (i) April 9, 2019 for shares held in the Celgene 401(k) Plan and (ii) April 11, 2019 for all other shares, or by mail that is received prior to (i) the close of business on April 9, 2019 for shares held in the Celgene 401(k) Plan and (ii) the Celgene special meeting for all other shares; or
•	attending the Celgene special meeting (or, if the Celgene special meeting is adjourned or postponed, attending the applicable adjourned or postponed meeting) and voting in person, which automatically will cancel any proxy previously given, or revoking your proxy in person, but your attendance alone will not revoke any proxy previously given.

If you hold your shares in “street name” through a broker, bank or other nominee holder of record, you must contact your broker, bank or other nominee holder of record to change your vote or obtain a written legal proxy to vote your shares if you wish to cast your vote in person at the Celgene special meeting.

Q:	What happens if I sell my shares of Celgene common stock after the record date but before the Celgene special meeting?
A:	The record date for the Celgene special meeting (the close of business on March 1, 2019) is earlier than the date of the Celgene special meeting and earlier than the date that the merger is expected to be completed. If you sell or otherwise transfer your shares of Celgene common stock after the record date but before the date of the Celgene special meeting, you will, unless the transferee obtains a proxy from you, retain your right to vote at the Celgene special meeting. However, you will not have the right to receive the merger consideration to be received by Celgene stockholders in the merger. In order to receive the merger consideration, you must hold your shares immediately prior to completion of the merger.
Q:	What happens if I sell my Bristol-Myers Squibb shares after the record date but before the Bristol-Myers Squibb special meeting?
A:	The record date for the Bristol-Myers Squibb special meeting (the close of business on March 1, 2019) is earlier than the date of the Bristol-Myers Squibb special meeting. If you sell or otherwise transfer your shares of Bristol-Myers Squibb stock after the record date but before the date of the Bristol-Myers Squibb special meeting, you will, unless the transferee obtains a proxy from you, retain your right to vote at the Bristol-Myers Squibb special meeting.
Q:	Are Celgene stockholders entitled to appraisal rights?
A:	Yes. Celgene stockholders may exercise appraisal rights in connection with the merger under Delaware law. For more information, please see the section titled “Appraisal or Dissenters’ Rights for Celgene Stockholders” contained in this joint proxy statement/prospectus and the text of Section 262 of the Delaware General Corporation Law, which is referred to in this joint proxy statement/prospectus as the DGCL.
Q:	Who is the inspector of the election for the Celgene special meeting?
A:	A representative of Broadridge will serve as the inspector of election for the Celgene special meeting.
Q:	Who is the inspector of the election for the Bristol-Myers Squibb special meeting?
A:	A representative of American Election Services LLC will serve as the inspector of election for the Bristol-Myers Squibb special meeting.
Q:	Where can I find the voting results of the Celgene special meeting?
A:	The preliminary voting results will be announced at the Celgene special meeting. In addition, within four business days following certification of the final voting results, Celgene intends to file the final voting results with the SEC on a Current Report on Form 8-K.
Q:	Where can I find the voting results of the Bristol-Myers Squibb special meeting?
A:	The preliminary voting results will be announced at the Bristol-Myers Squibb special meeting. In addition, within four business days following certification of the final voting results, Bristol-Myers Squibb intends to file the final voting results with the SEC on a Current Report on Form 8-K.
Q:	Is completion of the merger subject to any conditions?
A:	Yes. Bristol-Myers Squibb and Celgene are not required to complete the merger unless a number of conditions are satisfied (or, to the extent permitted by applicable law, waived by the party entitled to waive such condition). These conditions include the adoption of the merger agreement by Celgene stockholders, the approval of the stock issuance by Bristol-Myers Squibb stockholders, termination or expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, which is referred to in this joint proxy statement/prospectus as the HSR Act, and the receipt of approvals under the antitrust laws of certain specified foreign jurisdictions. For a more complete summary of the conditions that must be satisfied (or, to the extent permitted by applicable law, waived) prior to completion of the merger, see “The Merger Agreement—Conditions to Completion of the Merger” beginning on page 176 of this joint proxy statement/prospectus.

Q:	When do you expect to complete the merger?
A:	As of the date of this joint proxy statement/prospectus, Celgene and Bristol-Myers Squibb expect to complete the merger in the third quarter of 2019, subject to the adoption of the merger agreement by Celgene stockholders, the approval of the stock issuance by Bristol-Myers Squibb stockholders, early termination or expiration of the waiting period under the HSR Act, the receipt of approvals under the antitrust laws of certain specified foreign jurisdictions and the satisfaction (or, to the extent permitted by applicable law, waiver) of the other conditions that must be satisfied (or, to the extent permitted by applicable law, waived) prior to completion of the merger. However, no assurance can be given as to when, or if, the merger will be completed.
Q:	Is the transaction expected to be taxable to Celgene stockholders?
A:	The exchange of shares of Celgene common stock for the merger consideration pursuant to the merger will be a taxable transaction for U.S. federal income tax purposes. Accordingly, a Celgene stockholder that is a U.S. holder, as defined in “Celgene Proposal I: Adoption of the Merger Agreement and Bristol-Myers Squibb Proposal I: Approval of the Stock Issuance—Material U.S. Federal Income Tax Consequences” beginning on page 164 of this joint proxy statement/prospectus, will recognize taxable capital gain or loss in an amount equal to the difference, if any, between (i) the sum of (A) the amount of cash, including cash in lieu of fractional shares, received by such U.S. holder in the merger, (B) the fair market value of the shares of Bristol-Myers Squibb common stock received by such U.S. holder in the merger, and (C) the fair market value of the CVRs received by such U.S. holder in the merger, each determined on the date of the consummation of the merger and (ii) such U.S. holder’s adjusted tax basis in the shares of Celgene common stock exchanged therefor. With respect to a Celgene stockholder that is a non-U.S. holder, as defined in “Celgene Proposal I: Adoption of the Merger Agreement and Bristol-Myers Squibb Proposal I: Approval of the Stock Issuance—Material U.S. Federal Income Tax Consequences” beginning on page 164 of this joint proxy statement/prospectus, the exchange of shares of Celgene common stock for the merger consideration pursuant to the merger generally will not result in tax to such non-U.S. holder under U.S. federal income tax laws unless such non-U.S. holder has certain connections with the United States.

Each Celgene stockholder is urged to read the discussion in the section entitled “Celgene Proposal I: Adoption of the Merger Agreement and Bristol-Myers Squibb Proposal I: Approval of the Stock Issuance—Material U.S. Federal Income Tax Consequences” beginning on page 164 of this joint proxy statement/prospectus and to consult its tax advisor to determine the particular U.S. federal, state or local or non-U.S. income or other tax consequences to it of the merger.

Q:	What do I need to do now?
A:	Carefully read and consider the information contained in and incorporated by reference into this joint proxy statement/prospectus in its entirety, including its annexes. Then, please promptly vote your shares of Celgene common stock and/or shares of Bristol-Myers Squibb stock, as applicable, which you may do by:
•	completing, dating, signing and returning the enclosed proxy card for the applicable company in the accompanying postage-paid return envelope;
•	submitting your proxy via the Internet or by telephone by following the instructions included on your proxy card for such company; or
•	attending the applicable special meeting and voting by ballot in person.

If you hold shares in “street name” through a broker, bank or other nominee holder of record, please instruct your broker, bank or other nominee holder of record to vote your shares by following the instructions that the broker, bank or other nominee holder of record provides to you with these materials.

Q:	Should I send in my Celgene share certificates now?
A:	No. Celgene stockholders should not send in their share certificates at this time. After completion of the merger, Bristol-Myers Squibb’s exchange agent will send you a letter of transmittal and instructions for exchanging your shares of Celgene common stock for the merger consideration. The shares of Bristol-Myers Squibb common stock you receive in the merger will be issued in book-entry form and, unless otherwise requested, physical certificates will not be issued. The CVRs you receive in the merger will be issued in book-entry form and, unless otherwise requested, physical certificates will not be issued. Bristol-Myers Squibb stockholders will keep their existing share certificates, if any, and will not be required to take any action with respect to their certificates. See “The Merger Agreement—Procedures for Surrendering Celgene Stock Certificates” beginning on page 173 of this joint proxy statement/prospectus.
Q:	How can I vote the shares of Bristol-Myers Squibb stock I hold through the Bristol-Myers Squibb Savings and Investment Program or the Bristol-Myers Squibb Puerto Rico, Inc. Savings and Investment Program?
A:	Participants in the Bristol-Myers Squibb Savings and Investment Program and the Bristol-Myers Squibb Puerto Rico, Inc. Savings and Investment Program, which are collectively referred to in this joint proxy statement/prospectus as the Bristol-Myers Squibb 401(k) Plans, who receive this joint proxy statement/prospectus in their capacity as participants in either of the Bristol-Myers Squibb 401(k) Plans are entitled to vote using the enclosed proxy card. The proxy card directs the trustee of the Bristol-Myers Squibb 401(k) Plans to vote a participant’s shares as indicated on the card. Shares of Bristol-Myers Squibb common stock held through the Bristol-Myers Squibb 401(k) Plans for which no instructions are received will be voted by the trustee of the Bristol-Myers Squibb 401(k) Plans in the same percentage as the shares of Bristol-Myers Squibb common stock held through the Bristol-Myers Squibb 401(k) Plans for which the trustee receives voting instructions. The trustee of the Bristol-Myers Squibb 401(k) Plans must receive your voting instructions by 11:59 p.m. (Eastern Time) on April 8, 2019.

Please note that you cannot vote the shares of Bristol-Myers Squibb common stock you hold through either of the Bristol-Myers Squibb 401(k) Plans in person at the Bristol-Myers Squibb special meeting.

Q:	How can I vote the shares of Celgene common stock I hold through the Celgene Corporation 401(k) Plan?
A:	Participants in the Celgene Corporation 401(k) Plan, which is referred to in this joint proxy statement/prospectus as the Celgene 401(k) Plan, who receive this joint proxy statement/prospectus in their capacity as participants in the Celgene 401(k) Plan are entitled to vote using the enclosed proxy card. The proxy card directs the trustee of the Celgene 401(k) Plan to vote a participant’s shares as directed on the card. Shares of Celgene common stock held through the Celgene 401(k) Plan for which the trustee of the Celgene 401(k) Plan does not receive voting instructions will be voted by the trustee pro rata in proportion to the shares of Celgene common stock held through the Celgene 401(k) Plan for which the trustee receives voting instructions unless contrary to the Employee Retirement Income Security Act of 1974, as amended, which is referred to in this joint proxy statement/prospectus as ERISA. Broadridge must receive your voting instructions via Internet or telephone by 11:59 p.m. (Eastern Time) on April 9, 2019 or via mail by the close of business on April 9, 2019. You may not vote the shares of Celgene common stock you hold through the Celgene 401(k) Plan at the Celgene special meeting.
Q:	Who will solicit and pay the cost of soliciting proxies for the Celgene special meeting?
A:	Celgene will bear all costs and expenses in connection with the solicitation of proxies, including the costs of preparing, printing and mailing this joint proxy statement/prospectus for the Celgene special meeting. Celgene has engaged Innisfree M&A Incorporated and Morrow Sodali, LLC to assist in the solicitation of proxies for the Celgene special meeting and will pay Innisfree M&A Incorporated and Morrow Sodali, LLC an initial fee of approximately $75,000 and $35,000, respectively, plus additional fees to be determined at the conclusion of the solicitation and reimbursement of reasonable out-of-pocket expenses.

In addition to solicitation by mail, directors, officers and employees of Celgene or its subsidiaries may solicit proxies from stockholders by telephone, telegram, email, personal interview or other means. Celgene currently expects not to incur any costs beyond those customarily expended for a solicitation of proxies in connection with the adoption of a merger agreement. Directors, officers and employees of Celgene will not receive additional compensation for their solicitation activities, but may be reimbursed for reasonable out-of-pocket expenses incurred by them in connection with the solicitation. Brokers, dealers, commercial banks, trust companies, fiduciaries, custodians and other nominees have been requested to forward proxy solicitation materials to their customers, and such nominees will be reimbursed for their reasonable out-of-pocket expenses. Celgene will pay the costs associated with the Celgene special meeting and solicitation of proxies, including the costs of mailing the proxy materials.

Q:	What do I do if I receive more than one set of Celgene voting materials?
A:	You may receive more than one set of voting materials for the Celgene special meeting, including multiple copies of this joint proxy statement/prospectus, proxy cards and/or voting instruction forms. This can occur if your shares are held through more than one account (e.g., through different brokers or nominees), if you hold shares directly as a record holder and also in “street name,” or otherwise through a nominee, and in certain other circumstances. Each proxy card or voting instruction form only covers those shares of Celgene common stock held in the applicable account. If you receive more than one set of voting materials, each should be voted and/or returned separately in order to ensure that all of your shares are voted.
Q:	What do I need to do now?
A:	Even if you plan to attend the special meeting in person, after carefully reading and considering the information contained in this joint proxy statement/prospectus, including the annexes attached hereto and other information incorporated herein by reference, please vote promptly to ensure that your shares are represented at the special meeting. Each Celgene stockholder as of the record date may vote his, her or its shares of Celgene common stock as described above under the heading “How do I vote my shares at the Celgene special meeting?”
Q:	If I am a Celgene stockholder, whom should I call with questions?
A:	If you have any questions about the merger agreement, the merger, the proposal to adopt the merger agreement, the Celgene adjournment proposal, the Celgene compensation advisory proposal or the Celgene special meeting, or this joint proxy statement/prospectus, desire additional copies of this joint proxy statement/prospectus, proxy cards or voting instruction forms or need help voting your shares of Celgene common stock, you should contact:

Innisfree M&A Incorporated
501 Madison Avenue, 20th Floor
New York, New York 10022
Telephone (Toll-Free): (877) 750-9497
International Callers: (412) 232-3651
Banks and brokers may call collect: (212) 750-5833

or

Celgene Corporation
86 Morris Avenue
Summit, New Jersey 07901
Attention: Corporate Secretary
Telephone: (908) 673-9000

Q:	If I am a Bristol-Myers Squibb stockholder, whom should I call with questions?
A:	If you have any questions about the merger agreement, the merger, the stock issuance, the proposal to approve the stock issuance, the Bristol-Myers Squibb adjournment proposal or the Bristol-Myers Squibb special meeting or this joint proxy statement/prospectus, desire additional copies of this joint proxy statement/prospectus, proxy cards or voting instruction forms or need help voting your shares of Bristol-Myers Squibb stock, you should contact:

MacKenzie Partners, Inc.
1407 Broadway, 27th Floor
New York, New York 10018
Telephone (Toll-Free): (800) 322-2885
Telephone (Collect): (212) 929-5500
Email: proxy@mackenziepartners.com

or

Bristol-Myers Squibb Company
430 East 29th Street, 14th Floor
New York, New York 10016
Attention: Corporate Secretary
Telephone: (212) 546-3309

SUMMARY

This summary highlights selected information from this joint proxy statement/prospectus. It may not contain all of the information that is important to you. You are urged to read carefully the entire joint proxy statement/prospectus and the other documents attached to or referred to in this joint proxy statement/prospectus in order to fully understand the merger agreement, the proposed merger and the other transactions contemplated by the merger agreement. See “Where You Can Find More Information” beginning on page 250 of this joint proxy statement/prospectus. Each item in this summary refers to the page of this joint proxy statement/prospectus on which the more detailed discussion of that subject begins.

The Companies

Bristol-Myers Squibb

Bristol-Myers Squibb was incorporated under the laws of the State of Delaware in August 1933 under the name Bristol-Myers Company, as successor to a New York business started in 1887. In 1989, Bristol-Myers Company changed its name to Bristol-Myers Squibb Company as a result of a merger. Bristol-Myers Squibb is engaged in the discovery, development, licensing, manufacturing, marketing, distribution and sale of biopharmaceutical products on a global basis.

The principal trading market for shares of Bristol-Myers Squibb common stock (NYSE: BMY) is the NYSE. The principal executive offices of Bristol-Myers Squibb are located at 430 East 29th Street, 14th Floor, New York, New York 10016; its telephone number is (212) 546-4000; and its website is www.bms.com. Information on Bristol-Myers Squibb’s Internet website is not incorporated by reference into or otherwise part of this joint proxy statement/prospectus.

This joint proxy statement/prospectus incorporates important business and financial information about Bristol-Myers Squibb from other documents that are not included in or delivered with this joint proxy statement/prospectus. For a list of the documents that are incorporated by reference, see “Where You Can Find More Information” beginning on page 250 of this joint proxy statement/prospectus.

Celgene

Celgene was incorporated in the State of Delaware in 1986. Celgene is an integrated global biopharmaceutical company engaged primarily in the discovery, development and commercialization of innovative therapies for the treatment of cancer and inflammatory diseases through next-generation solutions in protein homeostasis, immuno-oncology, epigenetics, immunology and neuro-inflammation. Its primary commercial stage products include REVLIMID®, POMALYST®/IMNOVID®, OTEZLA®, ABRAXANE®, and VIDAZA®.

Celgene continues to make significant investments in research and development in support of multiple ongoing proprietary clinical development programs, which support its existing products and pipeline of new product candidates. Celgene’s key late-stage product candidates, which are expected to launch in 2019 and 2020, are ozanimod, fedratinib, luspatercept, bb2121, and JCAR017. Beyond its late-stage product candidates, Celgene has access to a growing early-to-mid-stage pipeline of novel potential therapies to address significant unmet medical needs that consists of new product candidates and cell therapies developed in-house, licensed from other companies or able to be optioned from collaboration partners.

The principal trading market for shares of Celgene common stock, par value $0.01 per share, (NASD: CELG) is Nasdaq. The principal executive offices of Celgene are located at 86 Morris Avenue, Summit, New Jersey 07901; its telephone number is (908) 673-9000; and its website is www.celgene.com. Information on Celgene’s Internet website is not incorporated by reference into or otherwise part of this joint proxy statement/prospectus.

This joint proxy statement/prospectus incorporates important business and financial information about Celgene from other documents that are not included in or delivered with this joint proxy statement/prospectus. For a list of the documents that are incorporated by reference, see “Where You Can Find More Information” beginning on page 250 of this joint proxy statement/prospectus.

Burgundy Merger Sub, Inc.

Merger Sub was incorporated under the laws of the State of Delaware on December 31, 2018, and is a wholly-owned subsidiary of Bristol-Myers Squibb. Merger Sub was formed solely for the purpose of completing the merger. Merger Sub has not carried on any activities or operations to date, except for activities incidental to its formation and activities undertaken in connection with the merger. By operation of the merger, Merger Sub will be merged with and into Celgene, with Celgene surviving the merger as a wholly-owned subsidiary of Bristol-Myers Squibb.

The principal executive offices of Merger Sub are located at 430 East 29th Street, 14th Floor, New York, New York 10016; and its telephone number is (212) 546-4000.

The Merger (see page 171)

Bristol-Myers Squibb, Merger Sub and Celgene have entered into the merger agreement. Subject to the terms and conditions of the merger agreement and in accordance with applicable law, in the merger, Merger Sub will be merged with and into Celgene, with Celgene continuing as the surviving corporation and a wholly-owned subsidiary of Bristol-Myers Squibb. Upon completion of the merger, shares of Celgene common stock will no longer be publicly traded, will be delisted from Nasdaq and deregistered under the Exchange Act.

A copy of the merger agreement is attached as Annex A to this joint proxy statement/prospectus. You should read the merger agreement carefully and in its entirety because it is the legal document that governs the merger.

Special Meeting of Stockholders of Bristol-Myers Squibb (see page 82)

Meeting. The Bristol-Myers Squibb special meeting will be held on April 12, 2019, at the offices of Kirkland & Ellis LLP located at 601 Lexington Avenue, New York, New York 10022, at 10:00 a.m., Eastern Time. At the Bristol-Myers Squibb special meeting, Bristol-Myers Squibb stockholders will be asked to consider and vote on the following proposals:

•	to approve the stock issuance; and
•	to approve the Bristol-Myers Squibb adjournment proposal.

Record Date. The BMS Board has fixed the close of business on March 1, 2019, as the record date for the determination of the stockholders entitled to notice of and to vote at the Bristol-Myers Squibb special meeting or any adjournment or postponement of the Bristol-Myers Squibb special meeting. Only Bristol-Myers Squibb stockholders of record at the record date are entitled to receive notice of, and to vote at, the Bristol-Myers Squibb special meeting or any adjournment or postponement of the Bristol-Myers Squibb special meeting. As of the close of business on January 24, 2019, there were (i) 1,632,650,807.509 shares of Bristol-Myers Squibb, $0.10 par value per share, common stock outstanding and entitled to vote at the Bristol-Myers Squibb special meeting, held by approximately 39,427 holders of record, and (ii) 3,586 shares of Bristol-Myers Squibb $2.00 convertible preferred stock outstanding and entitled to vote at the Bristol-Myers Squibb special meeting, held by approximately 141 holders of record.

Quorum. The presence at the Bristol-Myers Squibb special meeting, in person or by proxy, of the holders of a majority of the outstanding shares of Bristol-Myers Squibb stock at the record date (the close of business on March 1, 2019) entitled to vote will constitute a quorum. Elections to abstain from voting will be deemed present at the Bristol-Myers Squibb special meeting for the purpose of determining the presence of a quorum. Shares of Bristol-Myers Squibb stock held in “street name” with respect to which the beneficial owner fails to give voting instructions to the broker, bank or other nominee holder of record, and shares of Bristol-Myers Squibb stock with respect to which the beneficial owner otherwise fails to vote, will not be deemed present at the Bristol-Myers Squibb special meeting for the purpose of determining the presence of a quorum. There must be a quorum for the vote on the stock issuance to be taken at the Bristol-Myers Squibb special meeting. Failure of a quorum to be present at the Bristol-Myers Squibb special meeting will necessitate an adjournment of the meeting and will subject Bristol-Myers Squibb to additional expense.

Required Vote. The affirmative vote of at least a majority of the votes cast by holders of outstanding shares of Bristol-Myers Squibb stock at a duly called and held meeting of Bristol-Myers Squibb’s stockholders at which a quorum is present is required to approve the issuance of shares of Bristol-Myers Squibb stock in connection with the merger. Bristol-Myers Squibb cannot complete the merger unless its stockholders approve the stock issuance. Under the current rules and interpretive guidance of the NYSE, “votes cast” on the stock issuance consist of votes “for” or “against,” as well as elections to abstain from voting on the stock issuance. As a result, a Bristol-Myers Squibb stockholder’s abstention from voting on the stock issuance will have the same effect as a vote “AGAINST” the proposal. Assuming a quorum is present, the failure of a Bristol-Myers Squibb stockholder who holds his or her shares in “street name” through a broker, bank or other nominee holder of record to give voting instructions to that broker, bank or other nominee holder of record or any other failure of a Bristol-Myers Squibb stockholder to vote will have no effect on the outcome of any vote to approve the stock issuance because these failures to vote are not considered “votes cast.”

Approval of the Bristol-Myers Squibb adjournment proposal, whether or not a quorum, as defined under Delaware law, is present, requires the affirmative vote of a majority of the votes present at the Bristol-Myers Squibb special meeting by Bristol-Myers Squibb stockholders entitled to vote. For purposes of the Bristol-Myers Squibb adjournment proposal, “votes present” on the proposal consist of votes “for” or “against” as well as elections to abstain from voting on the proposal. As a result, a Bristol-Myers Squibb stockholder’s abstention from voting on the Bristol-Myers Squibb adjournment proposal will have the same effect as a vote “AGAINST” the approval of the proposal. The failure of a Bristol-Myers Squibb stockholder who holds his or her shares in “street name” through a broker, bank or other nominee holder of record to give voting instructions to that broker, bank or other nominee holder of record or any other failure of a Bristol-Myers Squibb stockholder to vote will have no effect on the approval of this proposal because these failures to vote are not considered “votes present.”

Stock Ownership of and Voting by Bristol-Myers Squibb Directors and Executive Officers (see page 221). As of January 24, 2019, Bristol-Myers Squibb’s directors and executive officers and their affiliates beneficially owned and had the right to vote in the aggregate 1,810,875 shares of Bristol-Myers Squibb stock at the Bristol-Myers Squibb special meeting, which represents approximately less than 1% of the shares of Bristol-Myers Squibb stock entitled to vote at the Bristol-Myers Squibb special meeting. Approval of the stock issuance requires the affirmative vote of at least a majority of the votes cast by holders of outstanding shares of Bristol-Myers Squibb stock at a duly called and held meeting of Bristol-Myers Squibb’s stockholders at which a quorum is present.

Each of Bristol-Myers Squibb’s directors and executive officers is expected, as of the date of this joint proxy statement/prospectus, to vote his or her shares of Bristol-Myers Squibb stock “FOR” the stock issuance and “FOR” the Bristol-Myers Squibb adjournment proposal, although none of Bristol-Myers Squibb’s directors and executive officers has entered into any agreement requiring them to do so.

Special Meeting of Stockholders of Celgene (see page 87)

Meeting. The Celgene special meeting will be held at the offices of Wachtell, Lipton, Rosen & Katz located at 51 West 52nd Street, New York, New York 10019 on Friday, April 12, 2019, at 10:00 a.m., Eastern Time. At the Celgene special meeting, Celgene stockholders will be asked to consider and vote on the following proposals:

•	to adopt the merger agreement;
•	to approve the Celgene adjournment proposal; and
•	to approve, on an advisory (non-binding) basis the Celgene compensation advisory proposal.

Record Date. A committee of the Celgene Board has fixed the close of business on March 1, 2019, as the record date for the determination of the Celgene stockholders entitled to notice of and to vote at the Celgene special meeting or any adjournment or postponement of the Celgene special meeting. Only Celgene stockholders of record at the record date are entitled to receive notice of, and to vote at, the Celgene special meeting or any adjournment or postponement of the Celgene special meeting. As of the close of business on January 29, 2019, there were 701,024,507 shares of Celgene common stock outstanding and entitled to vote at the Celgene special meeting, held by approximately 363 holders of record. Each holder of shares of Celgene common stock is entitled to one vote for each share of Celgene common stock owned at the record date.

Quorum. The presence at the Celgene special meeting, in person or by proxy, of the holders of a majority of the outstanding shares of Celgene common stock at the record date (the close of business on March 1, 2019) and entitled to vote will constitute a quorum. Shares of Celgene common stock whose holders elect to abstain from voting will be deemed present at the Celgene special meeting for the purpose of determining the presence of a quorum. Shares of Celgene common stock held in “street name” with respect to which the beneficial owner fails to give voting instructions to the broker, bank or other nominee holder of record, and shares of Celgene common stock with respect to which the beneficial owner otherwise fails to vote, will not be deemed present at the Celgene special meeting for the purpose of determining the presence of a quorum. There must be a quorum for the vote on the adoption of the merger agreement and the vote on the Celgene compensation advisory (non-binding) proposal to be taken at the Celgene special meeting. Failure of a quorum to be present at the Celgene special meeting will necessitate an adjournment of the meeting and will subject Celgene to additional expense.

Required Vote. Pursuant to Delaware law, to adopt the merger agreement, the affirmative vote of the holders of a majority of shares of Celgene common stock outstanding and entitled to vote thereon is required. Celgene cannot complete the merger and the merger consideration will not be paid unless its stockholders adopt the merger agreement and the other closing conditions specified in the merger agreement are met. Because adoption of the merger agreement requires the affirmative vote of the holders of at least a majority of shares of Celgene common stock outstanding and entitled to vote thereon, a Celgene stockholder’s abstention from voting, the failure of a Celgene stockholder who holds his or her shares in “street name” through a broker, bank or other nominee holder of record to give voting instructions to that broker, bank or other nominee holder of record or any other failure of a Celgene stockholder to vote will have the same effect as a vote “AGAINST” the proposal to adopt the merger agreement.

To approve the Celgene adjournment proposal (whether or not a quorum, as defined under Celgene’s by-laws, is present), the affirmative vote of a majority of the votes present at the Celgene special meeting by holders of shares of Celgene common stock is required. For purposes of the Celgene adjournment proposal, “votes present” consist of votes “for” or “against” as well as elections to abstain from voting on the proposal. As a result, a Celgene stockholder’s abstention from voting on the Celgene adjournment proposal will have the same effect as a vote “AGAINST” the approval of the proposal. The failure of a Celgene stockholder who holds his or her shares in “street name” through a broker, bank or other nominee holder of record to give voting instructions to that broker, bank or other nominee holder of record or any other failure of a Celgene stockholder to vote will have no effect on the approval of this proposal because these failures to vote are not considered “votes present.”

To approve, on an advisory (non-binding) basis, the Celgene compensation advisory proposal (assuming a quorum, as defined under Celgene’s by-laws, is present), the affirmative vote of a majority of the votes cast at the Celgene special meeting by holders of shares of Celgene common stock is required. For purposes of the Celgene compensation advisory proposal, “votes cast” means votes “for” or “against” the proposal. As a result, a Celgene stockholder’s abstention from voting will have no effect on the outcome of any vote to approve, on an advisory (non-binding) basis, the Celgene compensation advisory proposal. The failure of a Celgene stockholder who holds his or her shares in “street name” through a broker, bank or other nominee holder of record to give voting instructions to that broker, bank or other nominee holder of record or any other failure of a Celgene stockholder to vote will have no effect on the outcome of any vote to approve, on an advisory (non-binding) basis, the Celgene compensation advisory proposal, except to the extent it results in there being insufficient shares present at the Celgene special meeting to establish a quorum.

Stock Ownership of and Voting by Celgene Directors and Executive Officers (see page 89). As of the close of business on January 29, 2019), Celgene’s directors and executive officers and their affiliates beneficially owned and had the right to vote in the aggregate 595,296 shares of Celgene common stock at the Celgene special meeting, which represents approximately less than 1% of the shares of Celgene common stock entitled to vote at the Celgene special meeting.

Each of Celgene’s directors and executive officers is expected, as of the date of this joint proxy statement/prospectus, to vote his or her shares of Celgene common stock “FOR” the proposal to adopt the merger agreement, “FOR” the Celgene adjournment proposal and “FOR” the Celgene compensation advisory proposal, although none of Celgene’s directors or executive officers has entered into any agreement requiring them to do so.

What Celgene Stockholders Will Receive in the Merger (see page 105)

If the merger is completed, Celgene stockholders, other than holders of excluded stock and dissenting stock, will be entitled to receive, in exchange for each share of Celgene common stock that they own immediately prior to the completion of the merger, $50.00 in cash without interest thereon, one share of Bristol-Myers Squibb common stock and one CVR.

The exchange ratio is fixed, which means that it will not change between now and the date of the merger, regardless of whether the market price of either shares of Bristol-Myers Squibb common stock or shares of

Celgene common stock changes. Therefore, the value of the share consideration will depend on the market price of shares of Bristol-Myers Squibb common stock at the time Celgene stockholders receive shares of Bristol-Myers Squibb common stock in the merger. Based on the closing price of a share of Bristol-Myers Squibb common stock on the NYSE on January 2, 2019, the last trading day prior to announcement of the transaction between Bristol-Myers Squibb and Celgene, the upfront merger consideration represented approximately $102.43 in value for each share of Celgene common stock (without considering any potential CVR payout). Based on the closing price of a share of Bristol-Myers Squibb common stock on the NYSE on January 31, 2019, the most recent trading day prior to the date of this joint proxy statement/prospectus for which this information was available, the upfront merger consideration represented approximately $99.37 in value for each share of Celgene common stock (without considering any potential CVR payout). The market price of shares of Bristol-Myers Squibb common stock has fluctuated since the date of the announcement of the merger agreement and will continue to fluctuate from the date of this joint proxy statement/prospectus to the date of the Celgene special meeting and the date the merger is completed and thereafter. The market price of shares of Bristol-Myers Squibb common stock when received by Celgene stockholders after the merger is completed could be greater than, less than or the same as the market price of shares of Bristol-Myers Squibb common stock on the date of this joint proxy statement/prospectus or at the time of the Celgene special meeting or any adjournment or postponement thereof.

Treatment of Celgene Equity Awards (see page 174)

At the effective time of the merger, each Celgene Stock Option, whether or not vested will be treated as described below.

If such Celgene Stock Option is an In-the-Money Option it will be assumed by Bristol-Myers Squibb and converted into (a) an Assumed In-the-Money Option to purchase, on the same terms and conditions as applied to each such Celgene Stock Option immediately prior to the effective time of the merger, shares of Bristol-Myers Squibb common stock, except that the number of shares of Bristol-Myers Squibb common stock, subject to such Assumed In-the-Money Options shall equal the product of (i) the number of shares of Celgene common stock that were subject to such Celgene Stock Option immediately prior to the completion of the merger, multiplied by (ii) the Equity Award Exchange Ratio (rounded down to the nearest number of whole shares of Bristol-Myers Squibb common stock) and the per-share exercise price will equal the quotient of (x) the exercise price per share of Celgene common stock at which such Celgene Stock Option was exercisable, divided by (y) the Equity Award Exchange Ratio (rounded up to the nearest whole cent), and (b) the right to receive (i) if such In-the-Money Option was vested prior to the effective time of the merger, one CVR for each share of Celgene common stock underlying such In-the-Money Option or (ii) if such In-the-Money Option was not vested immediately prior to the completion of the merger, immediately upon, and subject to, the vesting of the Assumed In-the Money Option, the Unvested Equity Award CVR Consideration. Each Assumed In-the-Money Option will continue to have the same terms and conditions as applied to the corresponding Celgene Stock Option immediately prior to the effective time of the merger.

If such Celgene Stock Option is an Out-of-the-Money Option, it will be assumed by Bristol-Myers Squibb and converted into an Assumed Out-of-the-Money Stock Option to purchase, on the same terms and conditions as applied to each such Celgene Stock Option immediately prior to the effective time of the merger, shares of Bristol-Myers Squibb common stock, except that the number of shares of Bristol-Myers Squibb common stock, subject to such Assumed Out-of-the-Money Stock Option will equal the product of (i) the number of shares of Celgene common stock that were subject to such Celgene Stock Option immediately prior to the effective time of the merger, multiplied by (ii) the Out-of-the-Money Option Exchange Ratio (rounded down to the nearest number of whole shares of Bristol-Myers Squibb common stock), and the per-share exercise price will equal the quotient of (A) the exercise price per share of Celgene common stock at which such Celgene Stock Option was exercisable, divided by (B) the Out-of-the-Money Option Exchange Ratio (rounded up to the nearest whole cent). Each Assumed Out-of-the-Money Stock Option will continue to have the same terms and conditions as applied to the corresponding Celgene Stock Option immediately prior to the effective time of the merger.

At the effective time of the merger, each Celgene RSU Award will be assumed by Bristol-Myers Squibb and converted into (i) an Assumed Restricted Unit Award that settles in a number of shares of Bristol-Myers Squibb common stock equal to the number of shares of Celgene common stock underlying the Celgene RSU Award immediately prior to the effective time of the merger multiplied by the Equity Award Exchange Ratio (rounded up to the nearest whole number of shares) and (ii) the right to receive, subject to the vesting of the Assumed

Restricted Unit Award, the Unvested Equity Award CVR Consideration. Each Assumed Restricted Unit Award will continue to have the same terms and conditions as applied to the corresponding Celgene RSU Award immediately prior to the effective time of the merger.

At the effective time of the merger, each Celgene PSU Award will be assumed by Bristol-Myers Squibb and converted into (i) an Assumed Performance Unit Award that settles in a number of shares of Bristol-Myers Squibb common stock equal to the product of the number of shares of Celgene common stock underlying the Celgene PSU Award immediately prior to the effective time of the merger (determined by deeming the applicable performance goals to be achieved at the greater of the target level and the actual level of achievement through the end of the calendar quarter immediately preceding the merger effective time) multiplied by the Equity Award Exchange Ratio (rounded up to the nearest whole number of shares), and (ii) the right to receive, subject to the vesting of the Assumed Performance Unit Award, the Unvested Equity Award CVR Consideration. Each Assumed Performance Unit Award will continue to have the same terms and conditions as applied to the corresponding Celgene PSU Award (other than performance-based vesting conditions) immediately prior to the effective time of the merger.

At the effective time of the merger, each Celgene RSA will be assumed by Bristol-Myers Squibb and converted into (i) an Assumed Restricted Stock Award that settles in a number of shares of Bristol-Myers Squibb common stock equal to the number of shares of Celgene common stock underlying the Celgene RSA immediately prior to the effective time of the merger multiplied by the Equity Award Exchange Ratio (rounded up to the nearest whole number of shares), and (ii) the right to receive, subject to the vesting of the Assumed Restricted Stock Award, the Unvested Equity Award CVR Consideration. Each Assumed Restricted Stock Award will continue to have the same terms and conditions as applied to the corresponding Celgene RSA immediately prior to the effective time of the merger.

The capitalized terms used within this section are subsequently defined in “The Merger Agreement—Treatment of Celgene Equity Awards” beginning on page 174 of this joint proxy statement/prospectus.

Recommendation of the Celgene Board of Directors (see page 105)

The Celgene Board unanimously determined that the merger agreement and the transactions contemplated by the merger agreement (including the merger) are fair to and in the best interests of Celgene and its stockholders. The Celgene Board unanimously recommends that Celgene stockholders vote “FOR” the proposal to adopt the merger agreement. For the factors considered by the Celgene Board in reaching this decision, see “Celgene Proposal I: Adoption of the Merger Agreement and Bristol-Myers Squibb Proposal I: Approval of the Stock Issuance—Celgene’s Reasons for the Merger; Recommendation of the Celgene Board of Directors that Celgene Stockholders Adopt the Merger Agreement” beginning on page 105 of this joint proxy statement/prospectus.

The Celgene Board unanimously recommends that Celgene stockholders vote “FOR” the Celgene adjournment proposal. See “Celgene Proposal II: Adjournment of the Celgene Special Meeting” beginning on page 208 of this joint proxy statement/prospectus.

In addition, the Celgene Board unanimously recommends that Celgene stockholders vote “FOR” the Celgene compensation advisory proposal. See “Celgene Proposal III: Advisory Vote On Merger-Related Executive Compensation Arrangements” beginning on page 209 of this joint proxy statement/prospectus.

Recommendation of the Bristol-Myers Squibb Board of Directors (see page 109)

The BMS Board determined that the merger agreement and the transactions contemplated by the merger agreement, including the merger and the stock issuance, are advisable, fair to and in the best interests of Bristol-Myers Squibb and its stockholders. The BMS Board unanimously recommends that Bristol-Myers Squibb stockholders vote “FOR” the stock issuance. For the factors considered by the BMS Board in reaching this decision, see “Celgene Proposal I: Adoption of the Merger Agreement and Bristol-Myers Squibb Proposal I: Approval of the Stock Issuance—Bristol-Myers Squibb’s Reasons for the Merger; Recommendation of the Bristol-Myers Squibb Board of Directors that Bristol-Myers Squibb Stockholders Approve the Stock Issuance” beginning on page 109 of this joint proxy statement/prospectus.

The BMS Board unanimously recommends that Bristol-Myers Squibb stockholders vote “FOR” the Bristol-Myers Squibb adjournment proposal. See “Bristol-Myers Squibb Proposal II: Adjournment of the Bristol-Myers Squibb Special Meeting” beginning on page 210 of this joint proxy statement/prospectus.

Opinions of Celgene’s Financial Advisors (see page 113)

Opinion of J.P. Morgan Securities LLC

Celgene has engaged J.P. Morgan Securities LLC, which is referred to in this joint proxy statement/prospectus as J.P. Morgan, as a financial advisor in connection with the merger. On January 2, 2019, J.P. Morgan delivered to the Celgene Board its oral opinion, confirmed by delivery of a written opinion, dated January 2, 2019, to the effect that, as of such date and based on and subject to the assumptions made, procedures followed, matters considered and limitations and qualifications set forth in its written opinion, the merger consideration to be paid to the holders of Celgene common stock in the merger was fair, from a financial point of view, to such holders. See “Opinion of J.P. Morgan Securities LLC” beginning on page 113 of this joint proxy statement/prospectus.

The full text of J.P. Morgan’s written opinion, dated January 2, 2019, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken by J.P. Morgan in rendering its opinion, is attached to this joint proxy statement/prospectus as Annex C and is incorporated into this joint proxy statement/prospectus by reference in its entirety.

J.P. Morgan’s written opinion was addressed to the Celgene Board (in its capacity as such) in connection with and for the purposes of its evaluation of the merger, was directed only to the merger consideration to be paid to the holders of Celgene common stock in the merger and did not address any other aspect of the merger. The issuance of J.P. Morgan’s opinion was approved by a fairness committee of J.P. Morgan. The summary of the opinion of J.P. Morgan set forth in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of such opinion. The opinion does not constitute a recommendation to any stockholder of Celgene as to how such stockholder should vote with respect to the merger or any other matter.

Opinion of Citigroup Global Markets Inc.

Celgene also has engaged Citigroup Global Markets Inc., which is referred to in this joint proxy statement/prospectus as Citigroup, as a financial advisor in connection with the merger. On January 2, 2019, Citigroup delivered to the Celgene Board its oral opinion, confirmed by delivery of a written opinion dated, January 2, 2019, to the effect that, as of such date and based on and subject to the assumptions made, procedures followed, matters considered and limitations and qualifications set forth in its written opinion, the merger consideration to be received by the holders of outstanding shares of Celgene common stock in the merger was fair, from a financial point of view, to such holders. See “Opinion of Citigroup Global Markets Inc.” beginning on page 123 of this joint proxy statement/prospectus.

The full text of Citigroup’s written opinion, dated January 2, 2019, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken by Citigroup in rendering its opinion, is attached to this joint proxy statement/prospectus as Annex D and is incorporated into this joint proxy statement/prospectus by reference in its entirety.

Citigroup’s opinion, the issuance of which was authorized by Citigroup’s fairness opinion committee, was provided to the Celgene Board (in its capacity as such) in connection with its evaluation of the merger and was limited to the fairness, from a financial point of view, as of the date of the opinion, to the holders of outstanding shares of Celgene common stock of the merger consideration to be received by such holders in the merger. Citigroup’s opinion does not address any other aspects or implications of the merger and does not constitute a recommendation to any stockholder as to how such stockholder should vote or act on any matters relating to the merger or otherwise. Citigroup’s opinion does not address the underlying business decision of Celgene to effect the merger, the relative merits of the merger as compared to any alternative business strategies that might exist for Celgene or the effect of any other transaction in which Celgene might engage.

Opinions of Bristol-Myers Squibb’s Financial Advisors (see page 132)

Opinion of Morgan Stanley

On January 2, 2019, Morgan Stanley & Co. LLC, which is referred to in this joint proxy statement/prospectus as Morgan Stanley, rendered its oral opinion, which was subsequently confirmed by delivery of a written opinion, to the BMS Board to the effect that as of such date, and based upon and subject to the various assumptions made, procedures followed, matters considered, and qualifications and limitations on the scope of the review undertaken by Morgan Stanley as set forth in its written opinion, the merger consideration to be paid by Bristol-Myers Squibb pursuant to the merger agreement was fair from a financial point of view to Bristol-Myers Squibb.

The full text of Morgan Stanley’s written opinion to the BMS Board, dated January 2, 2019, is attached to this joint proxy statement/prospectus as Annex E, and is incorporated by reference in this joint proxy statement/prospectus in its entirety. Bristol-Myers Squibb stockholders should read the opinion in its entirety for a discussion of the various assumptions made, procedures followed, matters considered, and qualifications and limitations on the scope of review undertaken by Morgan Stanley in rendering its opinion. This summary is qualified in its entirety by reference to the full text of such opinion. Morgan Stanley’s opinion was directed to the BMS Board and addressed only the fairness from a financial point of view to Bristol-Myers Squibb, as of the date of the opinion, of the merger consideration to be paid by Bristol-Myers Squibb pursuant to the merger agreement. Morgan Stanley’s opinion did not address any other aspects of the merger and did not and does not constitute a recommendation as to how stockholders of Bristol-Myers Squibb or Celgene should vote at the stockholders’ meetings to be held in connection with the merger.

Opinion of Dyal Co.

On January 2, 2019, Dyal Co. LLC, which is referred to in this joint proxy statement/prospectus as Dyal Co., rendered its oral opinion, which was subsequently confirmed by delivery of a written opinion, to the BMS Board to the effect that as of such date, and based upon and subject to the various assumptions made, procedures followed, matters considered, and qualifications and limitations on the scope of the review undertaken by Dyal Co. as set forth in its written opinion, the merger consideration to be paid by Bristol-Myers Squibb pursuant to the merger agreement was fair from a financial point of view to Bristol-Myers Squibb.

The full text of Dyal Co.’s written opinion to the BMS Board, dated January 2, 2019, is attached to this joint proxy statement/prospectus as Annex F, and is incorporated by reference in this joint proxy statement/prospectus in its entirety. Bristol-Myers Squibb stockholders should read the opinion in its entirety for a discussion of the various assumptions made, procedures followed, matters considered, and qualifications and limitations on the scope of review undertaken by Dyal Co. in rendering its opinion. This summary is qualified in its entirety by reference to the full text of such opinion. Dyal Co.’s opinion was directed to the BMS Board and addressed only the fairness from a financial point of view to Bristol-Myers Squibb, as of the date of the opinion, of the merger consideration to be paid by Bristol-Myers Squibb pursuant to the merger agreement. Dyal Co.’s opinion did not address any other aspects of the merger and did not and does not constitute a recommendation as to how stockholders of Bristol-Myers Squibb or Celgene should vote at the stockholders’ meetings to be held in connection with the merger.

Opinion of Evercore

On January 2, 2019, Evercore Group L.L.C., which is referred to in this joint proxy statement/prospectus as Evercore, rendered its oral opinion, which was subsequently confirmed by delivery of a written opinion, to the BMS Board to the effect that as of such date, and based upon and subject to the various assumptions made, procedures followed, matters considered, and qualifications and limitations on the scope of the review undertaken by Evercore as set forth in its written opinion, the merger consideration to be paid by Bristol-Myers Squibb pursuant to the merger agreement was fair from a financial point of view to Bristol-Myers Squibb.

The full text of Evercore’s written opinion to the BMS Board, dated January 2, 2019, is attached to this joint proxy statement/prospectus as Annex G, and is incorporated by reference in this joint proxy statement/prospectus in its entirety. Bristol-Myers Squibb stockholders should read the opinion in its entirety for a discussion of the various assumptions made, procedures followed, matters considered, and qualifications and limitations on the scope of review undertaken by Evercore in rendering its opinion. This summary is qualified in its entirety by reference to the full text of such opinion. Evercore’s opinion was directed to the BMS Board and addressed only the fairness from a financial point of view to Bristol-Myers Squibb, as of the date of the opinion, of the merger consideration to be paid by

Bristol-Myers Squibb pursuant to the merger agreement. Evercore’s opinion did not address any other aspects of the merger and did not and does not constitute a recommendation as to how stockholders of Bristol-Myers Squibb or Celgene should vote at the stockholders’ meetings to be held in connection with the merger.

Ownership of Bristol-Myers Squibb Common Stock After the Merger (see page 93)

Based on the number of shares of Celgene common stock outstanding as of January 29, 2019, Bristol-Myers Squibb expects to issue approximately 701,024,507 shares of Bristol-Myers Squibb common stock to Celgene stockholders pursuant to the merger. The actual number of shares of Bristol-Myers Squibb common stock to be issued pursuant to the merger will be determined at completion of the merger based on the number of shares of Celgene common stock outstanding at such time. In addition, shares of Bristol-Myers Squibb common stock may be issued from time to time following the effective time of the merger to holders of Celgene equity awards on the terms set forth in the merger agreement. See “The Merger Agreement—Treatment of Celgene Equity Awards” beginning on page 174 of this joint proxy statement/prospectus for a more detailed explanation. Based on the number of shares of Celgene common stock outstanding as of January 29, 2019, and the number of shares of Bristol-Myers Squibb common stock outstanding as of January 24, 2019, it is expected that, immediately after completion of the merger, former Celgene stockholders will own approximately 31% of the oustanding shares of Bristol-Myers Squibb common stock.

Governance Matters Following Completion of the Merger (see page 176)

Upon completion of the merger, it is expected that the BMS Board will be composed of 13 members. In addition to the individuals serving on the BMS Board at the effective time of the merger, Bristol-Myers Squibb is required to take all necessary corporate action so that, effective at the completion of the merger, the number of members of the BMS Board will be expanded to include two additional members, jointly designated by Celgene and Bristol-Myers Squibb, who are serving as directors of Celgene immediately prior to the completion of the merger. As of the date of this joint proxy statement/prospectus, no determination has been made as to the identity of the two Celgene designees who will be appointed to the BMS Board. See “The Merger Agreement—Governance Matters Following Completion of the Merger” beginning on page 176 for further information.

Interests of Celgene’s Directors and Executive Officers in the Merger (see page 202)

In considering the recommendation of the Celgene Board to adopt the merger agreement, Celgene stockholders should be aware that Celgene’s directors and executive officers have interests in the merger that may be different from, or in addition to, the interests of Celgene stockholders generally, including potential severance benefits, treatment of outstanding Celgene equity awards pursuant to the merger agreement and potential vesting of such awards in connection with a qualifying termination of employment on or following the merger (or, in certain circumstances, a termination of employment that otherwise occurs in connection with the merger), and rights to ongoing indemnification and insurance coverage. The Celgene Board was aware of these interests and considered them, among other matters, in evaluating and negotiating the merger agreement, in reaching its decision to approve the merger agreement and the transactions contemplated by the merger agreement (including the merger), and in recommending to Celgene stockholders that the merger agreement be adopted.

These interests are described in further detail under “Interests of Celgene’s Directors and Executive Officers in the Merger” and “The Merger Agreement—Indemnification and Insurance” beginning on pages 202 and 195, respectively, of this joint proxy statement/prospectus.

Listing of Bristol-Myers Squibb Common Stock and CVRs; Delisting and Deregistration of Shares of Celgene Common Stock (see page 176)

The merger agreement obligates Bristol-Myers Squibb to use its reasonable best efforts to cause the Bristol-Myers Squibb common stock and the CVRs to be issued in the merger to be listed on the NYSE, subject to official notice of issuance, prior to the completion of the merger. See “The Merger Agreement—Listing of Bristol-Myers Squibb Common Stock and the CVRs” beginning on page 176 for further information. Approval for listing on the NYSE of the Bristol-Myers Squibb common stock and the CVRs, subject to official notice of issuance, is a condition to the obligations of Celgene and Bristol-Myers Squibb to complete the merger as described under “The Merger Agreement—Conditions to Completion of the Merger” beginning on page 176 of this joint proxy statement/prospectus. If the merger is completed, shares of Celgene common stock will no longer be listed on Nasdaq and will be deregistered under the Exchange Act.

Appraisal or Dissenters’ Rights Available to Celgene Stockholders (see page 159)

If the merger is completed, Celgene stockholders who do not vote in favor of the adoption of the merger agreement and who otherwise comply with the applicable provisions of Section 262 of the DGCL will be entitled to exercise appraisal rights thereunder and obtain payment in cash for the fair value of their shares of Celgene, subject to certain limitations under the DGCL. Any shares of Celgene common stock held by a Celgene stockholder on the date of making an appraisal demand, who continues to own such shares through the effective date of the merger, who has not voted in favor of the adoption of the merger agreement and who has demanded appraisal for such shares in accordance with the DGCL will have the right to obtain payment in cash for the fair value of their shares of Celgene in lieu of the merger consideration, unless such Celgene stockholder fails to perfect, effectively withdraws, waives or otherwise loses such stockholder’s appraisal rights under the DGCL. If, after the completion of the merger, such holder of Celgene common stock fails to perfect, effectively withdraws, waives or otherwise loses his, her or its appraisal rights, each such share will be treated as if it had been converted as of the completion of the merger into a right to receive the merger consideration.

Due to the complexity of the procedures for exercising your appraisal rights, Celgene stockholders who are considering exercising such rights are encouraged to seek the advice of legal counsel. Failure to strictly comply with these provisions will result in the loss of appraisal rights. See the section titled “Appraisal or Dissenters’ Rights for Celgene Stockholders” contained in this joint proxy statement/prospectus for additional information and the text of Section 262 of the DGCL, which you are encouraged to read carefully and in their entirety.

Completion of the Merger Is Subject to Certain Conditions (see page 176)

As more fully described in this joint proxy statement/prospectus and in the merger agreement, the obligation of each of Bristol-Myers Squibb and Merger Sub, on the one hand, and Celgene, on the other hand, to complete the merger is subject to the satisfaction (or, to the extent permitted by applicable law, waiver) of a number of conditions.

Mutual Conditions to Completion. The obligation of each of Celgene, Bristol-Myers Squibb and Merger Sub to complete the merger is subject to the satisfaction (or, to the extent permitted by applicable law, waiver) of the following conditions:

•	adoption of the merger agreement by the affirmative vote of the holders of at least a majority of the outstanding shares of Celgene common stock;
•	affirmative vote of at least a majority of the votes cast by holders of outstanding shares of Bristol-Myers Squibb stock at a duly called and held meeting of Bristol-Myers Squibb’s stockholders at which a quorum is present approving the stock issuance;
•	the absence of any injunction or order issued by any court or other governmental authority of competent jurisdiction that enjoins, prevents or prohibits completion of the merger;
•	effectiveness of the registration statement for the Bristol-Myers Squibb common stock and CVRs to be issued in the merger (of which this joint proxy statement/prospectus forms a part) and the absence of any stop order suspending that effectiveness or any proceedings for that purpose pending before the SEC;
•	approval for listing on the NYSE of both the Bristol-Myers Squibb common stock and the CVRs to be issued in the merger, subject to official notice of issuance; and
•	any applicable waiting period under the HSR Act shall have expired or been terminated and the receipt of approvals under the antitrust laws of certain specified foreign jurisdictions shall have been obtained.

Additional Conditions to Completion for the Benefit of Bristol-Myers Squibb and Merger Sub. In addition, the obligation of Bristol-Myers Squibb and Merger Sub to complete the merger is subject to the satisfaction (or, to the extent permitted by applicable law, waiver) of the following conditions:

•	performance in all material respects by Celgene of the covenants and agreements required to be performed by it at or prior to completion of the merger;

•	the accuracy of the representations and warranties of Celgene in the merger agreement as of the date of the merger agreement and as of the completion of the merger (or, in the case of the representations and warranties given as of another specified date, as of that date), subject to the applicable materiality standards set forth in the merger agreement and more fully described in “The Merger Agreement—Conditions to Completion of the Merger” beginning on page 176 of this joint proxy statement/prospectus; and
•	receipt of a certificate from an executive officer of Celgene confirming the satisfaction of the conditions described in the preceding two bullets.

Additional Conditions to Completion for the Benefit of Celgene. In addition, the obligation of Celgene to complete the merger is subject to the satisfaction (or, to the extent permitted by applicable law, waiver) of the following conditions:

•	performance in all material respects by each of Bristol-Myers Squibb and Merger Sub of the covenants and agreements required to be performed by it at or prior to completion of the merger;
•	the accuracy of the representations and warranties of Bristol-Myers Squibb and Merger Sub in the merger agreement as of the date of the merger agreement and as of the completion of the merger (or, in the case of the representations and warranties given as of another specified date, as of that date), subject to the applicable materiality standards set forth in the merger agreement and more fully described in “The Merger Agreement— Conditions to Completion of the Merger” beginning on page 176 of this joint proxy statement/prospectus; and
•	receipt of a certificate from an executive officer of Bristol-Myers Squibb confirming the satisfaction of the conditions described in the preceding two bullets.

Neither Bristol-Myers Squibb nor Celgene can be certain when, or if, the conditions to the merger will be satisfied or waived, or that the merger will be completed.

The Merger May Not Be Completed Without the Required Regulatory Approvals (see page 30)

Completion of the merger is conditioned upon the expiration or early termination of the waiting period relating to the merger under the HSR Act and the receipt of approvals under the antitrust laws of certain specified foreign jurisdictions.

Under the HSR Act, certain transactions, including the merger, may not be completed unless certain waiting period requirements have expired or been terminated. The HSR Act provides that each party must file a pre-merger notification with the Federal Trade Commission, which is referred to in this joint proxy statement/prospectus as the FTC, and the Antitrust Division of the U.S. Department of Justice, which is referred to in this joint proxy statement/prospectus as the DOJ. A transaction notifiable under the HSR Act may not be completed until the expiration of a 30-calendar-day waiting period following the parties’ filings of their respective HSR Act notification forms or the early termination of that waiting period. The parties may also choose to voluntarily re-start the initial 30-day waiting period by following certain prescribed procedures. After the expiration of the initial waiting period (or the re-started initial waiting period), the DOJ or the FTC may issue a Request for Additional Information and Documentary Material, which is referred to in this joint proxy statement/prospectus as a Second Request. If a Second Request is issued, the parties may not complete the merger until they substantially comply with the Second Request and observe a second 30-calendar-day waiting period, unless the waiting period is terminated earlier.

Each of Bristol-Myers Squibb and Celgene filed its respective HSR Act notification and report with respect to the merger on January 16, 2019.

In addition, the European Commission and certain other non-U.S. governmental authorities must approve, or be notified of, the merger, and Bristol-Myers Squibb and/or Celgene and/or their respective subsidiaries will file all such statements, notices or applications, as are required by the laws of applicable non-U.S. governmental authorities.

Neither Bristol-Myers Squibb nor Celgene is aware of any material governmental approvals or actions that are required for completion of the merger other than those described above. It is presently contemplated that if any such additional material governmental approvals or actions are required, those approvals or actions will be sought.

Bristol-Myers Squibb and Celgene have agreed to use their respective reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate the merger, including (i) preparing and filing as promptly as practicable all necessary regulatory filings, (ii) supplying information that may be requested by regulatory authorities pursuant to applicable laws, and (iii) cooperating with the other parties, to the extent reasonable, in their efforts to comply with their obligations under the merger agreement. Bristol-Myers Squibb and Celgene are also required to use their reasonable best efforts to contest any governmental action challenging the legality of the merger or any order prohibiting the parties from completing the merger.

Bristol-Myers Squibb’s obligation to use reasonable best efforts (as described in the preceding paragraph) also includes taking and agreeing to take all actions and doing or agreeing to do all things necessary, proper or advisable under the relevant law (including divestitures, hold separate arrangements, the termination, assignment, novation or modification of contracts or other business relationships, the acceptance of restrictions on business operations and the entry into other commitments and limitations). However, Bristol-Myers Squibb is not required to take any action or agree to any term or condition if doing so would have or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the financial condition, business or results of operations of Bristol-Myers Squibb, Celgene and their respective subsidiaries, taken as a whole, after giving effect to the completion of the merger. In addition, in connection with obtaining the regulatory approvals required to complete the merger, (i) neither Bristol-Myers Squibb nor Celgene is required to take any action or agree to any term or condition that is not conditioned upon completion of the merger and (ii) Celgene is not permitted to take any action or agree to any term or condition without Bristol-Myers Squibb’s consent, but if requested by Bristol-Myers Squibb, Celgene is required to take any such action to obtain regulatory approvals required to complete the merger subject to the immediately preceding clause (i). See “The Merger Agreement—Conditions to Completion of the Merger” beginning on page 176.

Description of Debt Financing (see page 168)

Bristol-Myers Squibb’s obligation to complete the transaction is not contingent on the receipt by Bristol-Myers Squibb of any financing. Bristol-Myers Squibb estimates that it will need approximately $36 billion in order to pay Celgene stockholders the cash amounts due to them as merger consideration under the merger agreement and to pay related fees and transaction costs in connection with the transaction. Bristol-Myers Squibb anticipates that the funds needed to pay the foregoing amount will be derived from (i) cash on hand, (ii) borrowings under its existing and new credit facilities described below, (iii) the proceeds from the sale of debt securities or (iv) any combination of the foregoing. In addition, either prior to or after the closing of the transaction, Bristol-Myers Squibb may conduct one or more exchange offers, offers to purchase and/or consent solicitations with respect to Celgene’s outstanding debt securities. The terms and timing of any such debt offerings, exchange offers, offers to purchase and/or consent solicitations has not been determined as of the date of this joint proxy statement/prospectus. This joint proxy statement/prospectus does not constitute an offer to sell or the solicitation of an offer to buy any debt securities of Bristol-Myers Squibb or Celgene. It does not constitute a prospectus or prospectus equivalent document for any such securities. No offering of any debt securities of Bristol-Myers Squibb shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act or an exemption therefrom.

In connection with entry into the merger agreement, on January 2, 2019, Bristol-Myers Squibb entered into a bridge facility commitment letter, which is referred to in this joint proxy statement/prospectus as the bridge facility commitment letter, and the credit facility (if any) established in accordance with the terms thereof is referred to in this joint proxy statement/prospectus as the bridge facility, with Morgan Stanley Senior Funding, Inc. and MUFG Bank, Ltd., which are referred to in this joint proxy statement/prospectus as MSSF and MUFG, respectively, to finance up to $33.5 billion of the (i) cash consideration in connection with the merger, (ii) repayment of certain existing indebtedness of Celgene (if applicable) and (iii) fees and expenses in connection with the foregoing, to the extent that Bristol-Myers Squibb has not received $33.5 billion of net cash proceeds from a combination of (A) cash on the balance sheet, (B) the issuance by Bristol-Myers Squibb of unsecured debt securities, equity securities and/or equity-linked securities in public or private offerings the proceeds of which are to be used to finance the merger, and (C) the incurrence by Bristol-Myers Squibb of unsecured term loan facilities, in each case, at or prior to completion of the merger. MSSF and MUFG each provided a commitment to fund loans under the bridge facility and are collectively referred to in this joint proxy statement/prospectus as the initial bridge commitment parties. On January 18, 2019, Bristol-Myers Squibb and the initial bridge commitment parties entered into a joinder agreement to the bridge facility commitment letter, which is referred to in this joint proxy statement/prospectus as the bridge joinder agreement, with certain additional commitment parties, which are collectively referred to in this joint proxy statement/prospectus as the additional bridge commitment parties. The bridge joinder agreement amends the bridge facility commitment letter and reallocates the commitments of the initial bridge commitment parties to fund loans under the bridge facility among the initial bridge commitment parties and the additional bridge commitment parties. The initial bridge commitment parties together with the additional bridge commitment parties are collectively referred to in this joint proxy statement/prospectus as the bridge commitment parties. The bridge commitment parties’ obligation to fund the bridge facility is subject to several limited conditions as set forth in the bridge facility commitment letter, including, among others, completion of the merger, the non-occurrence of a material adverse effect (as defined in the bridge facility commitment letter) on Celgene, the accuracy in all material respects of certain representations and warranties related to Bristol-Myers Squibb (including the absence of certain events of default by Bristol-Myers Squibb), the delivery of certain financial statements of Bristol-Myers Squibb and Celgene and other customary conditions to completion.

In connection with the merger, on January 18, 2019, Bristol-Myers Squibb entered into a term loan agreement, which is referred to in this joint proxy statement/prospectus as the term loan agreement, with a group of banks and other financial institutions named therein, which are collectively referred to in this joint proxy statement/prospectus as the term lenders, consisting of a $1 billion 364-day tranche, a $4 billion three-year tranche and a $3 billion five-year tranche, which is referred to in this joint proxy statement/prospectus as the term loan facility and the loans thereunder are referred to as the term loans, to finance $8 billion of (i) cash consideration in connection with the merger, (ii) the repayment of certain existing indebtedness of Celgene (if applicable) and (iii) fees and expenses in connection with the foregoing. The occurrence of the effective date under the term loan agreement on January 18, 2019 had the effect of reducing the commitments under the bridge facility by a principal amount of $8 billion to $25.5 billion. The term lenders’ obligation to fund the term loan facility is subject to several limited conditions as set forth in the term loan agreement, including, among others, completion of the merger, the non-occurrence of a material adverse effect (as defined in the term loan agreement) on Celgene, the accuracy in all material respects of certain representations and warranties related to Bristol-Myers Squibb (including the absence of certain events of default by Bristol-Myers Squibb), the delivery of certain financial statements of Bristol-Myers Squibb and Celgene and other customary conditions to completion.

On January 25, 2019, Bristol-Myers Squibb entered into a 364-day revolving loan agreement, which is referred to in this joint proxy statement/prospectus as the 364-day revolving loan agreement, with a group of banks and other financial institutions named therein, which are collectively referred to in this joint proxy statement/prospectus as the 364-day revolving lenders, consisting of a $2 billion 364-day tranche. The 364-day revolving loan agreement replaces in full Bristol-Myers Squibb’s existing 364-day revolving facility and shall be used for general corporate purposes, which is referred to in this joint proxy statement/prospectus as the 364-day revolving loan facility and the loans thereunder are referred to as the 364-day revolving loans. The 364-day revolving loan facility is available to be drawn in full, subject to customary conditions to borrowing.

On January 25, 2019, Bristol-Myers Squibb also entered into a three-year revolving loan agreement, which is referred to in this joint proxy statement/prospectus as the three-year revolving loan agreement, with a group of banks and other financial institutions named therein, which are collectively referred to in this joint proxy statement/prospectus as the three-year revolving lenders, consisting of a $1 billion three-year tranche that shall be used for general corporate purposes, which is referred to in this joint proxy statement/prospectus as the three-year revolving loan facility and the loans thereunder are referred to as the three-year revolving loans. The three-year revolving loan facility is available to be drawn in full, subject to customary conditions to borrowing.

Bristol-Myers Squibb and Celgene Expect the Merger to be Completed in the Third Quarter of 2019 (see page 32)

The merger is required to be completed three business days after the conditions to its completion have been satisfied or, to the extent permitted by applicable law, waived, unless otherwise mutually agreed by the parties. As of the date of this joint proxy statement/prospectus, Bristol-Myers Squibb and Celgene expect the merger to be completed in the third quarter of 2019. However, there can be no assurance as to when, or if, the merger will be completed.

No Solicitation by Celgene or Bristol-Myers Squibb (see page 185)

As more fully described in this joint proxy statement/prospectus and in the merger agreement, and subject to the terms and conditions set forth in the merger agreement, each of Celgene and Bristol-Myers Squibb has agreed not to, and to cause its subsidiaries and its subsidiaries’ directors and officers not to, and to use its reasonable best efforts to cause its and its subsidiaries’ other employees and agents, investment bankers, attorneys, accountants, consultants, advisors and representatives, which are collectively referred to in this joint proxy statement/prospectus as representatives, not to, directly or indirectly, (i) solicit, initiate or take any action to knowingly facilitate or knowingly encourage (including by way of furnishing information) the submission of any acquisition proposal (as defined in “The Merger Agreement—No Solicitation,” beginning on page 185 of this joint proxy statement/prospectus), (ii) enter into or participate in any discussions or negotiations with, furnish any information relating to that party or any of its subsidiaries or afford access to the business, properties, assets, books or records of that party or any of its subsidiaries to, otherwise cooperate in any way with, or knowingly assist, participate in, knowingly facilitate or knowingly encourage any effort by, any third party that such party knows is seeking to make, or has made, an acquisition proposal, (iii) (A) withdraw or qualify, amend or modify in any manner adverse to the other party (or fail to include in this joint proxy statement/prospectus) the recommendation of that party’s board of directors that such party’s stockholders vote in favor of the adoption of the merger agreement or such party’s stockholders vote in favor of the approval of the stock issuance, as applicable, or (B) recommend, adopt or approve or publicly propose to recommend, adopt or approve any acquisition proposal (any of the actions described in this clause (iii) are referred to in this joint proxy statement/prospectus as an adverse recommendation change) or (iv) take any action to make any “moratorium,” “control share acquisition,” “fair price,” “supermajority,” “affiliate transactions” or “business combination statute or regulation” or other similar antitakeover laws and regulations of the State of Delaware, including Section 203 of the DGCL, inapplicable to any third party or any acquisition proposal.

However, if at any time prior to the adoption of the merger agreement by Celgene stockholders, in the case of Celgene, or at any time prior to the approval of the stock issuance by Bristol-Myers Squibb stockholders, in the case of Bristol-Myers Squibb, Celgene or Bristol-Myers Squibb, as applicable, receives a bona fide written acquisition proposal made after the date of the merger agreement which has not resulted from a violation of the solicitation restrictions described in “The Merger Agreement—No Solicitation,” beginning on page 185 of this joint proxy statement/prospectus, the board of directors of that party is permitted to, directly or indirectly through its representatives, and subject to certain exceptions and qualifications described in the merger agreement:

•	contact the third party that has made such acquisition proposal in order to ascertain facts or clarify terms for the sole purpose of the Celgene Board or the BMS Board, as applicable, informing itself about such acquisition proposal and such third party; and
•	(i) engage in negotiations or discussions with any third party that, subject to Celgene’s or Bristol-Myers Squibb’s compliance, as applicable, with the solicitation restrictions described in “The Merger Agreement—No Solicitation,” beginning on page 185 of this joint proxy statement/prospectus, has made after the date of the merger agreement a superior proposal, which is defined in “The Merger Agreement—No Solicitation” beginning on page 185 of this joint proxy statement/prospectus, or an unsolicited bona fide written acquisition proposal that the Celgene Board or the BMS Board, as applicable, determines in good faith, after consultation with its financial advisor and outside legal counsel, is or could reasonably be expected to lead to a superior proposal, (ii) furnish to such third party and its representatives and financing sources nonpublic information relating to Celgene or Bristol-Myers Squibb, as applicable, or any of its subsidiaries pursuant to a confidentiality agreement with confidentiality and use provisions no less favorable and other provisions no less favorable in the aggregate, in each case, to Celgene or Bristol-Myers Squibb, as applicable, than those contained in the confidentiality agreement in place between Celgene and Bristol-Myers Squibb as of the date of the merger agreement, so long as all such nonpublic information (to the extent not previously provided or made available to the other party) is provided or made available to the other party substantially concurrently with the time it is provided or made available to such third party and (iii) following receipt of a superior proposal after the date of the merger agreement, make an adverse recommendation change and/or terminate the merger agreement to enter into a definitive agreement providing for such superior proposal, but in the case of this clause (iii) only if the Celgene Board or the BMS Board, as applicable, determines in good faith, after consultation with its financial advisor and outside legal counsel, that the failure to take such action would be reasonably likely to be inconsistent with its fiduciary duties under applicable law.

For more information on the solicitation restrictions binding on Celgene and Bristol-Myers Squibb, see “The Merger Agreement—No Solicitation” beginning on page 185 of this joint proxy statement/prospectus.

Termination of the Merger Agreement (see page 197)

As more fully described in this joint proxy statement/prospectus and in the merger agreement, and subject to the terms and conditions set forth in the merger agreement, the merger agreement may be terminated at any time before completion of the merger in any of the following ways:

•	by mutual written agreement of Bristol-Myers Squibb and Celgene;
•	by either Bristol-Myers Squibb or Celgene, if:
•	the merger has not been completed by the end date of January 2, 2020, which is referred to in this joint proxy statement/prospectus as the end date, subject to Celgene’s and Bristol-Myers Squibb’s respective right to unilaterally extend the end date for two additional 60-day periods upon written notice to the other party, if at the time of each such extension all closing conditions (other than the closing conditions with respect to receipt of HSR Act clearance and approvals under the antitrust laws of certain specified jurisdictions or there being no injunction or order enjoining, preventing or prohibiting the consummation of the merger, if such injunction or order relates to the receipt of HSR clearance or approvals under the antitrust laws of certain specified jurisdictions) have been satisfied or waived. However, the right to terminate the merger agreement after the end date (as may be extended) or to extend the end date will not be available to Celgene or Bristol-Myers Squibb, as applicable, if that party’s breach of any provision of the merger agreement is the proximate cause of the failure of the merger to be completed by the end date (as may be extended);
•	a governmental authority of competent jurisdiction issued an injunction or order that permanently enjoins, prevents or prohibits the completion of the merger and such injunction or order has become final and nonappealable;
•	Celgene stockholders fail to adopt the merger agreement upon a vote taken on a proposal to adopt the merger agreement at the Celgene special meeting;
•	Bristol-Myers Squibb stockholders fail to approve the stock issuance upon a vote taken on a proposal to approve the stock issuance at the Bristol-Myers Squibb special meeting; or
•	there has been a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the other party that would cause the other party to fail to satisfy any condition to completion of the merger related to the accuracy of its representations and warranties or the performance of its covenants and agreements, and such breach or failure to perform either (i) is incapable of being cured by the end date (as may be extended) or (ii) has not been cured upon the earlier of (A) 30 days following notice from the non-breaching party of such breach or failure to perform and (B) the end date (as may be extended). However, the right to terminate the merger agreement in respect of an inaccuracy of any representation or warranty or the failure to perform any covenant or agreement will not be available to a party if such party is then in breach of its representations, warranties, covenants or agreements that would cause the applicable condition to completion of the merger related to accuracy of its representations and warranties or performance of its covenants and agreements not to be satisfied.

•	by Bristol-Myers Squibb, if:
•	prior to the adoption of the merger agreement by Celgene stockholders, the Celgene Board (i) makes an adverse recommendation change or (ii) fails to publicly confirm its recommendation to Celgene stockholders in favor of adopting the merger agreement within ten business days after a written request by Bristol-Myers Squibb to do so following the public disclosure of an acquisition proposal for Celgene (but Bristol-Myers Squibb may not make such a request more than once for each acquisition proposal or material modification to an acquisition proposal); or
•	prior to obtaining the approval of the stock issuance by Bristol-Myers Squibb stockholders, Bristol-Myers Squibb terminates the merger agreement in order to enter into a definitive agreement providing for a superior proposal.
•	by Celgene, if:
•	prior to the approval of the stock issuance by Bristol-Myers Squibb stockholders, the BMS Board (i) makes an adverse recommendation change or (ii) fails to publicly confirm its recommendation to Bristol-Myers Squibb stockholders in favor of the stock issuance within ten business days after a written request to do so from Celgene following the public disclosure of an acquisition proposal for Bristol-Myers Squibb (but Celgene may not make such a request more than once for each acquisition proposal or material modification to an acquisition proposal); or
•	prior to the adoption of the merger agreement by Celgene stockholders, Celgene terminates the merger agreement in order to enter into a definitive agreement providing for a superior proposal.

Termination Fees and Expenses (see page 199)

As more fully described in this joint proxy statement/prospectus and in the merger agreement, and subject to the terms and conditions set forth in the merger agreement, Celgene has agreed to pay the Celgene termination fee, if the merger agreement is terminated under any of the following circumstances:

•	by Bristol-Myers Squibb, prior to the adoption of the merger agreement by Celgene stockholders, as a result of the Celgene Board (i) making an adverse recommendation change or (ii) failing to publicly confirm its recommendation that Celgene’s stockholders adopt the merger agreement within ten business days after a written request to do so from Bristol-Myers Squibb following the public disclosure of an acquisition proposal for Celgene;
•	by Bristol-Myers Squibb, prior to the adoption of the merger agreement by Celgene stockholders, as a result of a material breach by Celgene of any of its obligations described under “The Merger Agreement—No Solicitation” beginning on page 185 of this joint proxy statement/prospectus or any of its obligation to call and hold a meeting of its stockholders for purposes of adopting the merger agreement described under “The Merger Agreement—Obligations to Call Stockholders’ Meetings” beginning on page 193 of this joint proxy statement/prospectus, and, at or prior to the date of such termination, an acquisition proposal for Celgene has been made and not publicly and irrevocably withdrawn at least four days prior to the Celgene special meeting, and on or prior to the first anniversary of such termination, Celgene enters into a definitive agreement, or completes a transaction, relating to an acquisition proposal for Celgene. However, in this instance, any references in the definition of acquisition proposal to 20% will be replaced by 50%;
•	by Celgene, prior to the adoption of the merger agreement by Celgene stockholders, in order to enter into a definitive agreement providing for a superior proposal; or
•	by Bristol-Myers Squibb or Celgene, as a result of Celgene stockholders failing to adopt the merger agreement upon a vote taken on a proposal to adopt the merger agreement at the Celgene special meeting and, at or prior to the Celgene special meeting, an acquisition proposal for Celgene has been publicly disclosed or announced and not publicly and irrevocably withdrawn at least four days prior to the Celgene special meeting, and on or prior to the first anniversary of such termination, Celgene enters into a definitive agreement, or completes a transaction, relating to an acquisition proposal for Celgene. However, in this instance, any references in the definition of acquisition proposal to 20% will be replaced by 50%.

If the merger agreement is terminated by either Bristol-Myers Squibb or Celgene as a result of the Celgene stockholders voting on and failing to adopt the merger agreement at the Celgene special meeting or at any adjournment or postponement thereof, then Celgene will pay Bristol-Myers Squibb the Bristol-Myers Squibb fee reimbursement. If the Celgene termination fee is payable by Celgene after the time Celgene pays the Bristol-Myers Squibb fee reimbursement, the amount of the Celgene termination fee will be reduced by the Bristol-Myers Squibb fee reimbursement.

As more fully described in this joint proxy statement/prospectus and in the merger agreement, and subject to the terms and conditions set forth in the merger agreement, Bristol-Myers Squibb has agreed to pay the Bristol-Myers Squibb termination fee, if the merger agreement is terminated under any of the following circumstances:

•	by Celgene, prior to the approval of the stock issuance by Bristol-Myers Squibb stockholders, as a result of the BMS Board, (i) making an adverse recommendation change or (ii) failing to publicly confirm its recommendation that Bristol-Myers Squibb’s stockholders approve the stock issuance within ten business days after a written request to do so from Celgene following the public disclosure of an acquisition proposal for Bristol-Myers Squibb;
•	by Celgene, prior to the approval of the stock issuance by Bristol-Myers Squibb stockholders, as a result of a material breach by Bristol-Myers Squibb of any of its obligations described under “The Merger Agreement—No Solicitation” beginning on page 185 of this joint proxy statement/prospectus or any of its obligations to call and hold a meeting of its stockholders for purposes of approving the stock issuance described under “The Merger Agreement—Obligations to Call Stockholders’ Meetings” beginning on page 193 of this joint proxy statement/prospectus and, at or prior to the date of such termination, an acquisition proposal for Bristol-Myers Squibb has been publicly disclosed or announced, and on or prior to the first anniversary of such termination, Bristol-Myers Squibb enters into a definitive agreement, or completes a transaction, relating to an acquisition proposal for Bristol-Myers Squibb. However, in this instance, any references in the definition of acquisition proposal to 20% will be replaced by 50%;
•	by Bristol-Myers Squibb, prior to obtaining the approval of the stock issuance by Bristol-Myers Squibb stockholders, in order to enter into a definitive agreement providing for a superior proposal; or
•	by Celgene or Bristol-Myers Squibb, as a result of Bristol-Myers Squibb stockholders failing to approve the stock issuance upon a vote taken on a proposal to approve the stock issuance at the Bristol-Myers Squibb special meeting and, at or prior to the Bristol-Myers Squibb special meeting, an acquisition proposal for Bristol-Myers Squibb has been publicly disclosed or announced and not publicly and irrevocably withdrawn at least four days prior to the Bristol-Myers Squibb special meeting, and on or prior to the first anniversary of such termination, Bristol-Myers Squibb enters into a definitive agreement, or completes a transaction, relating to an acquisition proposal for Bristol-Myers Squibb. However, in this instance, any references in the definition of acquisition proposal to 20% will be replaced by 50%.

If the merger agreement is terminated by either Bristol-Myers Squibb or Celgene as a result of the Bristol-Myers Squibb stockholders voting on and failing to approve the stock issuance at the Bristol-Myers Squibb special meeting or at any adjournment or postponement thereof, then Bristol-Myers Squibb will pay Celgene the Celgene fee reimbursement. If the Bristol-Myers Squibb termination fee is payable by Bristol-Myers Squibb after the time Bristol-Myers Squibb pays the Celgene fee reimbursement, the amount of the Bristol-Myers Squibb termination fee will be reduced by the Celgene fee reimbursement.

Except in the case of fraud or willful breach of any covenant or agreement in the merger agreement, if either party receives the applicable termination fee in accordance with the provisions of the merger agreement, the receipt of such termination fee will be the receiving party’s sole and exclusive remedy against the paying party.

See “The Merger Agreement—Termination Fees and Expenses” beginning on page 199 of this joint proxy statement/prospectus for a more complete description of the circumstances under which Celgene or Bristol-Myers Squibb will be required to pay a termination fee or expense reimbursement.

Specific Performance; Remedies (see page 201)

Under the merger agreement, each of Bristol-Myers Squibb and Celgene is entitled to an injunction or injunctions to prevent breaches or threatened breaches of the merger agreement and to specifically enforce the terms and provisions of the merger agreement.

Material U.S. Federal Income Tax Consequences (see page 164)

The exchange of shares of Celgene common stock for the merger consideration pursuant to the merger will be a taxable transaction for U.S. federal income tax purposes. Accordingly, a Celgene stockholder that is a U.S. holder (as defined in “Celgene Proposal I: Adoption of the Merger Agreement and Bristol-Myers Squibb Proposal I: Approval of the Stock Issuance—Material U.S. Federal Income Tax Consequences”) will recognize taxable capital gain or loss in an amount equal to the difference, if any, between (i) the sum of (A) the amount of cash, including cash in lieu of fractional shares, received by such U.S. holder in the merger, (B) the fair market value of the shares of Bristol-Myers Squibb common stock received by such U.S. holder in the merger, and (C) the fair market value of the CVRs received by such U.S. holder in the merger, each determined on the date of the completion of the merger and (ii) such U.S. holder’s adjusted tax basis in the shares of Celgene common stock exchanged therefor. With respect to a Celgene stockholder that is a non-U.S. holder (as defined in “Celgene Proposal I: Adoption of the Merger Agreement and Bristol-Myers Squibb Proposal I: Approval of the Stock Issuance—Material U.S. Federal Income Tax Consequences”), the exchange of shares of Celgene common stock for the merger consideration pursuant to the merger generally will not result in tax to such non-U.S. holder under U.S. federal income tax laws unless such non-U.S. holder has certain connections with the United States.

Each Celgene stockholder is urged to read the discussion in the section entitled “Celgene Proposal I: Adoption of the Merger Agreement and Bristol-Myers Squibb Proposal I: Approval of the Stock Issuance—Material U.S. Federal Income Tax Consequences” beginning on page 164 of this joint proxy statement/prospectus and to consult its tax advisor to determine the particular U.S. federal, state or local or non-U.S. income or other tax consequences to it of the merger.

Accounting Treatment (see page 167)

The merger will be accounted for as an acquisition of a business. Bristol-Myers Squibb will record assets acquired and liabilities assumed from Celgene primarily at their respective fair values at the date of completion of the merger. Any excess of the purchase price (as described under Note 5. Estimate of consideration expected to be transferred in the Celgene merger and preliminary purchase price allocation under “Certain Unaudited Pro Forma Condensed Combined Financial Statements” beginning on page 58 of this joint proxy statement/prospectus) over the net fair value of such assets and liabilities will be recorded as goodwill.

Rights of Celgene Stockholders Will Change as a Result of the Merger (see page 225)

Celgene stockholders will have different rights once they become Bristol-Myers Squibb stockholders due to differences between the organizational documents of Bristol-Myers Squibb and Celgene. These differences are described in more detail under “Comparison of Stockholder Rights” beginning on page 225 of this joint proxy statement/prospectus.

Litigation Relating to the Merger (see page 170)

As of January 30, 2019, no complaints had been filed by purported Celgene stockholders challenging the merger, and no complaints had been filed by purported Bristol-Myers Squibb stockholders challenging the merger.

Risk Factors (see page 38)

You should also carefully consider the risks that are described in the section entitled “Risk Factors” beginning on page 38 of this joint proxy statement/prospectus.

RISK FACTORS

In addition to the other information contained or incorporated by reference into this joint proxy statement/prospectus, including the matters addressed in “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 79 of this joint proxy statement/prospectus, you should carefully consider the following risk factors in determining whether to vote for the adoption of the merger agreement or approval of the stock issuance. You also should read and consider the risk factors associated with each of the businesses of Bristol-Myers Squibb and Celgene because these risk factors may affect the operations and financial results of the combined company. These risk factors may be found under Part I, Item 1A, “Risk Factors” in each company’s Annual Report on Form 10-K for the year ended December 31, 2017, as updated by their respective Quarterly Reports on Form 10-Q, and future filings with the SEC, each of which is on file or will be filed with the SEC and all of which are incorporated by reference into this joint proxy statement/prospectus.

Risks Related to the Merger

Because the exchange ratio is fixed and the market price of shares of Bristol-Myers Squibb common stock has fluctuated and will continue to fluctuate, and because of the uncertainty of the fair market value of, and the ultimate realization on, the CVRs, Celgene stockholders cannot be sure of the value of the merger consideration they will receive in the merger.

Upon completion of the merger, each share of Celgene common stock outstanding immediately prior to the completion of the merger (other than excluded stock and dissenting stock) will be converted into the right to receive $50.00 in cash without interest thereon, one share of Bristol-Myers Squibb common stock and one CVR. Because the exchange ratio of one share of Bristol-Myers Squibb common stock is fixed, the value of the share consideration will depend on the market price of shares of Bristol-Myers Squibb common stock at the time the merger is completed. The market price of shares of Bristol-Myers Squibb common stock has fluctuated since the date of the announcement of the merger agreement and will continue to fluctuate from the date of this joint proxy statement/prospectus to the date of the Celgene special meeting and the date the merger is completed, which could occur a considerable amount of time after the date of the Celgene special meeting, and thereafter. There is also uncertainty regarding the fair market value of the CVRs and whether any payment will ultimately be realized on the CVRs. Accordingly, at the time of the Celgene special meeting, Celgene stockholders will not know or be able to determine the market value of the merger consideration they would be entitled to receive upon completion of the merger. Stock price changes may result from a variety of factors, including, among others, general market and economic conditions, changes in Bristol-Myers Squibb’s and Celgene’s respective businesses, operations and prospects, risks inherent in their respective businesses, changes in market assessments of the likelihood that the merger will be completed and/or the value that may be generated by the merger, and changes with respect to expectations regarding the timing of the merger and regulatory considerations. Many of these factors are beyond Bristol-Myers Squibb’s and Celgene’s control. Bristol-Myers Squibb stockholders and Celgene stockholders are urged to obtain current market quotations for shares of Bristol-Myers Squibb common stock in deciding whether to vote for the stock issuance or the adoption of the merger agreement, as applicable.

The market price of shares of Bristol-Myers Squibb common stock after the merger will continue to fluctuate and may be affected by factors different from those that are currently affecting or historically have affected the market price of shares of Celgene common stock or Bristol-Myers Squibb common stock.

Upon completion of the merger, holders of shares of Celgene common stock will become holders of shares of Bristol-Myers Squibb common stock. The market price of Bristol-Myers Squibb common stock may fluctuate significantly following completion of the merger, and holders of shares of Celgene common stock could lose the value of their investment in Bristol-Myers Squibb common stock if, among other things, the combined company is unable to achieve the expected growth in earnings, or if the operational cost savings estimates in connection with the integration of the Celgene and Bristol-Myers Squibb business are not realized, or if the transaction costs relating to the merger are greater than expected, or if the financing related to the merger is on unfavorable terms. The market price also may decline if the combined company does not achieve the perceived benefits of the merger as rapidly or to the extent anticipated by financial or industry analysts or if the effect of the merger on the combined company’s financial position, results of operations or cash flows is not consistent with the expectations of financial or industry analysts. The issuance of shares of Bristol-Myers Squibb common stock in the merger could on its own have the effect of depressing the market price for Bristol-Myers Squibb common stock. In addition, many Celgene stockholders may decide not to hold the shares of Bristol-Myers Squibb common stock they receive as a result of the merger. Other Celgene stockholders, such as funds with limitations on their permitted holdings of stock in individual issuers, may be required to sell the shares of Bristol-Myers Squibb common stock they receive as a result of the merger. Any such sales of Bristol-Myers Squibb common stock could have the effect of depressing the market price for Bristol-Myers Squibb common stock.

In addition, in the future Bristol-Myers Squibb may issue additional securities to raise capital. Bristol-Myers Squibb may also acquire interests in other companies by issuing Bristol-Myers Squibb common stock to finance the acquisition, in whole or in part. Bristol-Myers Squibb may also issue securities convertible into Bristol-Myers Squibb common stock.

Moreover, general fluctuations in stock markets could have a material adverse effect on the market for, or liquidity of, the Bristol-Myers Squibb common stock, regardless of Bristol-Myers Squibb’s actual operating performance.

The businesses of Bristol-Myers Squibb differ from those of Celgene in important respects and, accordingly, the results of operations of the combined company after the merger, as well as the market price of shares of Bristol-Myers Squibb common stock, may be affected by factors different from those that are currently affecting, historically have affected or would in the future affect the results of operations of Celgene and Bristol-Myers Squibb as stand-alone public companies, as well as the market price of shares of Celgene common stock and Bristol-Myers Squibb common stock prior to completion of the merger. For further information on the respective businesses of Bristol-Myers Squibb and Celgene and certain factors to consider in connection with those businesses, see the documents incorporated by reference into this joint proxy statement/prospectus and referred to under “Where You Can Find More Information” beginning on page 250 of this joint proxy statement/prospectus.

Bristol-Myers Squibb and Celgene may have difficulty attracting, motivating and retaining executives and other key employees in light of the merger.

Bristol-Myers Squibb’s success after the transaction will depend in part on the ability of Bristol-Myers Squibb to retain key executives and other employees of Celgene. Uncertainty about the effect of the merger on Bristol-Myers Squibb and Celgene employees may have an adverse effect on each of Bristol-Myers Squibb and Celgene separately and consequently the combined business. This uncertainty may impair Bristol-Myers Squibb’s and/or Celgene’s ability to attract, retain and motivate key personnel. Employee retention may be particularly challenging during the pendency of the merger, as employees of Bristol-Myers Squibb and Celgene may experience uncertainty about their future roles in the combined business.

Additionally, Celgene’s officers and employees may hold shares of Celgene common stock, and, if the merger is completed, these officers and employees may be entitled to the merger consideration in respect of such shares of Celgene common stock. Officers and employees may hold Celgene Stock Options, Celgene RSUs and Celgene PSUs that are subject to accelerated vesting upon a termination without cause and, in some cases, a resignation for “good reason” on or following, completion of the merger. Pursuant to severance plans maintained by Celgene, certain key employees of Celgene are also entitled to receive severance payments upon a termination without cause and/or a resignation for “good reason” on or following completion of the merger. Under these plans, certain key employees of Celgene potentially could resign from his or her employment following specified circumstances set forth in the applicable plan, including an adverse change in his or her title, authority or responsibilities, compensation and benefits or primary office location that would result in the payments under the arrangements. These payments, individually or in the aggregate, could make retention of Celgene officers and employees more difficult.

Furthermore, if key employees of Bristol-Myers Squibb or Celgene depart or are at risk of departing, including because of issues relating to the uncertainty and difficulty of integration, financial security or a desire not to become employees of the combined business, Bristol-Myers Squibb may have to incur significant costs in retaining such individuals or in identifying, hiring and retaining replacements for departing employees and may lose significant expertise and talent, and the combined company’s ability to realize the anticipated benefits of the merger may be materially and adversely affected. No assurance can be given that the combined company will be able to attract or retain key employees to the same extent that Celgene has been able to attract or retain employees in the past.

In order to complete the merger, Bristol-Myers Squibb and Celgene must obtain certain governmental approvals, and if such approvals are not granted or are granted with conditions that become applicable to the parties, completion of the merger may be jeopardized or prevented or the anticipated benefits of the merger could be reduced.

Completion of the merger is conditioned upon the expiration or early termination of the waiting period relating to the merger under the HSR Act and the receipt of approvals under the antitrust laws of certain specified foreign jurisdictions. Although Bristol-Myers Squibb and Celgene have agreed in the merger agreement to use their reasonable best efforts, subject to certain limitations, to make certain governmental filings and obtain the required governmental approvals, as the case may be, there can be no assurance that the relevant waiting periods will expire or terminate or the required approvals will be obtained and no assurance that the merger will be completed.

In addition, the governmental authorities from which these approvals are required have broad discretion in administering the governing laws and regulations, and may take into account various facts and circumstances in their consideration of the merger, including other potential transactions in the biopharmaceutical industry or other industries. These governmental authorities may be affected by government shutdowns, which could result in delays regarding any potential approvals or other actions. These governmental authorities may initiate proceedings seeking to prevent, or otherwise seek to prevent, the merger. As a condition to the approval of the merger or related transactions, these governmental authorities also may impose requirements, limitations or costs, require divestitures or place restrictions on the conduct of Bristol-Myers Squibb’s business or Celgene’s business after completion of the merger. Under the terms of the merger agreement, Bristol-Myers Squibb is obligated to use its reasonable best efforts to complete the merger, but is not required to take any actions or agree to any terms or conditions in connection with obtaining any regulatory approvals for completing the merger that would have, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the financial condition, business or results of operations of Bristol-Myers Squibb, Celgene and their respective subsidiaries, taken as a whole, after giving effect to the completion of the merger. Celgene has also agreed, if requested in writing by Bristol-Myers Squibb, to take any such actions to obtain any governmental approval that is a condition for completing the merger, see “The Merger Agreement—Reasonable Best Efforts Covenant” beginning on page 188 of this joint proxy statement/prospectus for additional information related to these provisions.

However, notwithstanding the provisions of the merger agreement, either Bristol-Myers Squibb or Celgene could become subject to terms or conditions in connection with the expiration or termination of such waiting periods or the receipt of other required approvals the imposition of which could adversely affect Bristol-Myers Squibb’s ability to integrate Celgene’s operations with Bristol-Myers Squibb’s operations, reduce the anticipated benefits of the merger or otherwise materially and adversely affect the combined company’s business and results of operations after completion of the merger. See “The Merger Agreement—Conditions to Completion of the Merger” and “The Merger Agreement—Reasonable Best Efforts Covenant” beginning on pages 176 and 188, respectively, of this joint proxy statement/prospectus.

In addition to receipt of certain governmental approvals, completion of the merger is subject to a number of other conditions, and if these conditions are not satisfied or waived, the merger will not be completed.

The obligations of Bristol-Myers Squibb and Celgene to complete the merger are subject to satisfaction or waiver of a number of conditions in addition to receipt of certain specified governmental approvals, including, among other conditions: (i) adoption of the merger agreement by Celgene stockholders at the Celgene special meeting; (ii) approval of the stock issuance by Bristol-Myers Squibb stockholders at the Bristol-Myers Squibb special meeting; (iii) approval for the listing on the NYSE of the shares of Bristol-Myers Squibb common stock and CVRs to be issued in the merger; (iv) absence of any injunction or order that prohibits completion of the transaction; (v) accuracy of the representations and warranties made in the merger agreement by the other party, subject to the applicable materiality standards set forth in the merger agreement; (vi) performance in all material respects by the other party of the covenants and agreements required to be performed by such party at or prior to completion of the merger; and (vii) the effectiveness of the registration statement on Form S-4 relating to the merger and no stop order suspending the effectiveness of the registration statement and no proceedings for such purpose are pending before the SEC. For a more complete summary of the conditions that must be satisfied or waived prior to completion of the merger, see “The Merger Agreement—Conditions to Completion of the Merger” beginning on page 176 of this joint proxy statement/prospectus. There can be no assurance that the conditions to completion of the merger will be satisfied or waived or that the merger will be completed within the expected time frame, or at all.

In addition, the Bristol-Myers Squibb special meeting and the Celgene special meeting may take place before certain governmental approvals have been obtained and, therefore, before the terms on which such governmental approvals may be obtained, or the conditions to obtaining such governmental approvals that may be imposed, are known. As a result, if Bristol-Myers Squibb stockholders approve the stock issuance at the Bristol-Myers Squibb special meeting, or Celgene stockholders adopt the merger agreement at the Celgene special meeting, Bristol-Myers Squibb and Celgene may make decisions after the respective meetings to waive a condition as to the receipt of certain specified governmental approvals or to take certain actions required to obtain such governmental approvals without seeking further stockholder approval, and such actions could have an adverse effect on the combined company.

Failure to complete the merger could negatively impact the stock price and the future business and financial results of Bristol-Myers Squibb and Celgene.

If the merger is not completed for any reason, including as a result of Celgene stockholders failing to adopt the merger agreement or Bristol-Myers Squibb stockholders failing to approve the stock issuance, the ongoing businesses of Bristol-Myers Squibb and Celgene may be materially and adversely affected and, without realizing any of the benefits of having completed the merger, Bristol-Myers Squibb and Celgene would be subject to a number of risks, including the following:

•	Bristol-Myers Squibb and Celgene may experience negative reactions from the financial markets, including negative impacts on trading prices of Bristol-Myers Squibb common stock, shares of Celgene common stock and both companies’ other securities, and from their respective customers, vendors, regulators and employees;
•	Celgene may be required to pay Bristol-Myers Squibb a termination fee of $2.2 billion if the merger agreement is terminated under certain circumstances, and Bristol-Myers Squibb may be required to pay Celgene a termination fee of $2.2 billion if the merger agreement is terminated under certain other circumstances (see “The Merger Agreement—Termination Fees and Expenses” beginning on page 199 of this joint proxy statement/prospectus);
•	Bristol-Myers Squibb and Celgene will be required to pay certain transaction expenses and other costs incurred in connection with the merger, whether or not the merger is completed, including, in certain circumstances, certain fees and expenses of the other party in connection with the Celgene fee reimbursement or the Bristol-Myers Squibb fee reimbursement, as applicable (see “The Merger Agreement—Termination Fees and Expenses” beginning on page 199 of this joint proxy statement/prospectus);
•	the merger agreement places certain restrictions on the conduct of each of Celgene’s and Bristol-Myers Squibb’s respective businesses prior to completion of the merger, and such restrictions, the waiver of which is subject to the consent of the other party, may prevent Celgene or Bristol-Myers Squibb, as applicable, from making certain acquisitions, taking certain other specified actions or otherwise pursuing business opportunities during the pendency of the merger that Celgene or Bristol-Myers Squibb would have made, taken or pursued if these restrictions were not in place (see “The Merger Agreement—Conduct of Business Pending the Merger” beginning on page 180 of this joint proxy statement/prospectus for a description of the restrictive covenants applicable to Celgene and Bristol-Myers Squibb); and
•	matters relating to the merger (including arranging permanent financing and integration planning) will require substantial commitments of time and resources by Bristol-Myers Squibb and Celgene management and the expenditure of significant funds in the form of fees and expenses, which would otherwise have been devoted to day-to-day operations and other opportunities that may have been beneficial to either Bristol-Myers Squibb or Celgene as an independent company.

In addition, each of Bristol-Myers Squibb and Celgene could be subject to litigation related to any failure to complete the merger or related to any proceeding to specifically enforce Bristol-Myers Squibb’s or Celgene’s obligation to perform their respective obligations under the merger agreement.

If any of these risks materialize, they may materially and adversely affect Bristol-Myers Squibb’s and/or Celgene’s businesses, financial condition, financial results, ratings, stock prices and/or bond prices.

If the merger is completed, Bristol-Myers Squibb may fail to realize the anticipated benefits and cost savings of the merger, which could adversely affect the value of shares of Bristol-Myers Squibb common stock.

The success of the merger will depend, in part, on Bristol-Myers Squibb’s ability to realize the anticipated benefits and cost savings from combining the businesses of Bristol-Myers Squibb and Celgene. Bristol-Myers Squibb’s ability to realize these anticipated benefits and cost savings is subject to certain risks, including, among others:

•	Bristol-Myers Squibb’s ability to successfully combine the businesses of Bristol-Myers Squibb and Celgene;
•	the risk that the combined businesses will not perform as expected;
•	the extent to which Bristol-Myers Squibb will be able to realize the expected synergies, which include potential savings from re-assessing priority assets and aligning investments, eliminating duplication and redundancy, adopting an optimized operating model between both companies and leveraging scale, and value creation resulting from the combination of the businesses of Bristol-Myers Squibb and Celgene;
•	the possibility that Bristol-Myers Squibb paid more for Celgene than the value it will derive from the merger;
•	the possibility that Bristol-Myers Squibb will not achieve the free cash flow that it has projected;
•	the reduction of Bristol-Myers Squibb’s cash available for operations and other uses and the incurrence of indebtedness to finance the merger;
•	the assumption of known and unknown liabilities of Celgene;
•	the possibility of a decline of the credit ratings of the combined company following the completion of the merger; and
•	the possibility of costly litigation challenging the merger.

If Bristol-Myers Squibb is not able to successfully combine the businesses of Bristol-Myers Squibb and Celgene within the anticipated time frame, or at all, the anticipated cost savings and other benefits of the merger may not be realized fully or may take longer to realize than expected, the combined businesses may not perform as expected and the value of the shares of Bristol-Myers Squibb common stock may be adversely affected.

Bristol-Myers Squibb and Celgene have operated and, until completion of the merger will continue to operate, independently, and there can be no assurances that their businesses can be integrated successfully. It is possible that the integration process could result in the loss of key Bristol-Myers Squibb or Celgene employees, the disruption of either company’s or both companies’ ongoing businesses or in unexpected integration issues, higher than expected integration costs and an overall post-completion integration process that takes longer than originally anticipated. Specifically, issues that must be addressed in integrating the operations of Celgene and Bristol-Myers Squibb in order to realize the anticipated benefits of the merger so the combined business performs as expected include, among others:

•	combining the companies’ separate operational, financial, reporting and corporate functions;
•	integrating the companies’ technologies, products and services;
•	identifying and eliminating redundant and underperforming operations and assets;
•	harmonizing the companies’ operating practices, employee development, compensation and benefit programs, internal controls and other policies, procedures and processes;
•	addressing possible differences in corporate cultures and management philosophies;

•	maintaining employee morale and retaining key management and other employees;
•	attracting and recruiting prospective employees;
•	consolidating the companies’ corporate, administrative and information technology infrastructure;
•	coordinating sales, distribution and marketing efforts;
•	managing the movement of certain businesses and positions to different locations;
•	maintaining existing agreements with customers and vendors and avoiding delays in entering into new agreements with prospective customers and vendors;
•	coordinating geographically dispersed organizations;
•	consolidating facilities of Celgene and Bristol-Myers Squibb that are currently in or near the same location; and
•	effecting potential actions that may be required in connection with obtaining regulatory approvals.

In addition, at times, the attention of certain members of each company’s management and each company’s resources may be focused on completion of the merger and the integration of the businesses of the two companies and diverted from day-to-day business operations, which may disrupt each company’s ongoing business and the business of the combined company.

Celgene’s executive officers and directors have interests in the merger that may be different from your interests as a stockholder of Celgene.

When considering the recommendation of the Celgene Board that Celgene stockholders vote in favor of the adoption of the merger agreement, Celgene stockholders should be aware that Celgene’s directors and executive officers have interests in the merger that may be different from, or in addition to, the interests of Celgene stockholders generally, including potential severance benefits, treatment of outstanding Celgene equity awards pursuant to the merger agreement and potential vesting of such awards in connection with a qualifying termination of employment on or following the merger (or, in certain circumstances, a termination of employment that otherwise occurs in connection with the merger), and rights to ongoing indemnification and insurance coverage. See “Interests of Celgene’s Directors and Executive Officers in the Merger” beginning on page 202 of this joint proxy statement/prospectus for a more detailed description of these interests. The Celgene Board and the BMS Board were aware of these interests and considered them, in addition to other matters, in evaluating and negotiating the merger agreement and in recommending that Celgene stockholders adopt the merger agreement and that the Bristol-Myers Squibb stockholders approve the stock issuance, respectively.

The merger agreement contains provisions that make it more difficult for Bristol-Myers Squibb and Celgene to pursue alternatives to the merger and may discourage other companies from trying to acquire Celgene for greater consideration than what Bristol-Myers Squibb has agreed to pay.

The merger agreement contains provisions that make it more difficult for Celgene to sell its business to a party other than Bristol-Myers Squibb, or for Bristol-Myers Squibb to sell its business. These provisions include a general prohibition on each party soliciting any acquisition proposal. Further, there are only limited exceptions to each party’s agreement that its board of directors will not withdraw or modify in a manner adverse to the other party the recommendation of its board of directors in favor of the adoption of the merger agreement, in the case of Celgene, or the approval of the stock issuance, in the case of Bristol-Myers Squibb, and the other party generally has a right to match any acquisition proposal that may be made. However, at any time prior to the adoption of the merger agreement by Celgene stockholders, in the case of Celgene, or the approval of the stock issuance by Bristol-Myers Squibb stockholders, in the case of Bristol-Myers Squibb, such party’s board of directors is permitted to make an adverse recommendation change if it determines in good faith that the failure to take such action would be reasonably likely to be inconsistent with its fiduciary duties under applicable law. In the event that either the Celgene Board or the BMS Board make an adverse recommendation change, then such party may be required to pay a $2.2 billion termination fee. Bristol-Myers Squibb and Celgene also will be required to pay certain transaction expenses and other costs incurred in connection with the merger, whether or not the merger is completed, including certain fees and expenses of the other party in connection with the Celgene fee reimbursement or the Bristol-Myers Squibb fee reimbursement, as applicable. See “The Merger

Agreement—No Solicitation” and “The Merger Agreement—Termination Fees and Expenses” beginning on pages 185 and 199, respectively, of this joint proxy statement/prospectus.

The parties believe these provisions are reasonable and not preclusive of other offers, but these restrictions might discourage a third party that has an interest in acquiring all or a significant part of either Celgene or Bristol-Myers Squibb from considering or proposing an acquisition proposal, even if that party were prepared to pay consideration with a higher per-share value than the currently proposed merger consideration, in the case of Celgene, or that party were prepared to enter into an agreement that may be favorable to Bristol-Myers Squibb or its stockholders, in the case of Bristol-Myers Squibb. Furthermore, the termination fees described above may result in a potential competing acquirer proposing to pay a lower per-share price to acquire the applicable party than it might otherwise have proposed to pay because of the added expense of the termination fee that may become payable by such party in certain circumstances.

The shares of Bristol-Myers Squibb common stock to be received by Celgene stockholders upon completion of the merger will have different rights from shares of Celgene common stock.

Upon completion of the merger, Celgene stockholders will no longer be stockholders of Celgene, but will instead become stockholders of Bristol-Myers Squibb, and their rights as Bristol-Myers Squibb stockholders will be governed by the terms of Bristol-Myers Squibb’s amended and restated certificate of incorporation, as it may be amended from time to time, which is referred to in this joint proxy statement/prospectus as Bristol-Myers Squibb’s certificate of incorporation, and Bristol-Myers Squibb’s amended and restated by-laws, as they may be amended from time to time, which are referred to in this joint proxy statement/prospectus as Bristol-Myers Squibb’s by-laws. The terms of Bristol-Myers Squibb’s certificate of incorporation and Bristol-Myers Squibb’s by-laws are in some respects materially different than the terms of Celgene’s certificate of incorporation, as they may be amended from time to time, which is referred to in this joint proxy statement/prospectus as Celgene’s certificate of incorporation, and Celgene’s amended and restated by-laws, as they may be amended from time to time, which are referred to in this joint proxy statement/prospectus as Celgene’s by-laws, which currently govern the rights of Celgene stockholders. See “Comparison of Stockholder Rights” beginning on page 225 of this joint proxy statement/prospectus for a discussion of the different rights associated with shares of Celgene common stock and shares of Bristol-Myers Squibb common stock.

Current Bristol-Myers Squibb stockholders and Celgene stockholders will have a reduced ownership and voting interest after the merger and will exercise less influence over the management of the combined company.

Upon completion of the merger, Bristol-Myers Squibb expects to issue approximately 701,024,507 shares of Bristol-Myers Squibb common stock to Celgene stockholders in connection with the transactions contemplated by the merger agreement. As a result, it is expected that, immediately after completion of the merger, former Celgene stockholders will own approximately 31% of the outstanding shares of Bristol-Myers Squibb common stock. In addition, shares of Bristol-Myers Squibb common stock may be issued from time to time following the effective time of the merger to holders of Celgene equity awards on the terms set forth in the merger agreement. See “The Merger Agreement—Treatment of Celgene Equity Awards” beginning on page 174 of this joint proxy statement/prospectus for a more detailed explanation. Consequently, current Bristol-Myers Squibb stockholders in the aggregate will have less influence over the management and policies of Bristol-Myers Squibb than they currently have over the management and policies of Bristol-Myers Squibb, and Celgene stockholders in the aggregate will have significantly less influence over the management and policies of Bristol-Myers Squibb than they currently have over the management and policies of Celgene.

Bristol-Myers Squibb and Celgene may be targets of transaction related lawsuits which could result in substantial costs and may delay or prevent the merger from being completed. If the merger is completed, Bristol-Myers Squibb will also assume Celgene’s risks arising from various legal proceedings.

Securities class action lawsuits and derivative lawsuits are often brought against public companies that have entered into merger agreements. Even if the lawsuits are without merit, defending against these claims can result in substantial costs and divert management time and resources. An adverse judgment could result in monetary damages, which could have a negative impact on Bristol-Myers Squibb’s and Celgene’s respective liquidity and financial condition. Additionally, if a plaintiff is successful in obtaining an injunction prohibiting completion of the merger, then that injunction may delay or prevent the merger from being completed, which may adversely affect Bristol-Myers Squibb’s and Celgene’s respective business, financial position and results of operation. See “Litigation Relating to the Merger” beginning on page 170 of this joint proxy statement/prospectus for more information about litigation related to the merger that has been commenced prior to the date of this joint proxy statement/prospectus. There can be no assurance that additional complaints will not be filed with respect to the merger. Currently, with regard to the merger, Bristol-Myers Squibb and Celgene are not aware of any securities class action lawsuits or derivative lawsuits being filed.

One of the conditions to completion of the merger is the absence of any injunction or order being in effect that prohibits completion of the merger. Accordingly, if a plaintiff is successful in obtaining any injunction or order prohibiting the completion of the merger, then such injunction or order may prevent the merger from being completed, or from being completed within the expected timeframe.

In addition, if Bristol-Myers Squibb completes the merger, it will assume Celgene’s risks arising from legal proceedings. Like all pharmaceutical companies, Celgene is involved in various patent, product liability, consumer, commercial, securities, environmental and tax litigations and claims, government investigations and other legal proceedings that arise from time to time in the ordinary course of its business. Bristol-Myers Squibb cannot predict with certainty the eventual outcome of Celgene’s pending or future legal proceedings and the ultimate outcome of such matters could be material to the combined company’s results of operations, cash flows and financial condition.

The indebtedness of the combined company following completion of the merger will be substantially greater than Bristol-Myers Squibb’s indebtedness on a stand-alone basis and greater than the combined indebtedness of Bristol-Myers Squibb and Celgene existing prior to the announcement of the merger agreement. This increased level of indebtedness could adversely affect the combined company’s business flexibility, and increase its borrowing costs. Any resulting downgrades in Bristol-Myers Squibb’s and/or Celgene’s credit ratings could adversely affect Bristol-Myers Squibb’s, Celgene’s and/or the combined company’s respective businesses, cash flows, financial condition and operating results.

Bristol-Myers Squibb expects to incur acquisition-related debt financing of approximately $33.5 billion and assume Celgene’s existing indebtedness of approximately $19.9 billion (as of September 30, 2018). In addition, Celgene stockholders will receive one tradeable CVR for each share of Celgene representing the right to receive $9.00 in cash, which will entitle the holder to receive a payment upon the potential achievement of future U.S. regulatory milestones. Bristol-Myers Squibb also intends to enter into an accelerated share repurchase agreement to repurchase up to $5 billion of its common stock following completion of the merger. Bristol-Myers Squibb’s substantially increased indebtedness, any potential payments under the CVR and higher debt-to-equity ratio following completion of the merger in comparison to that of Bristol-Myers Squibb prior to the merger will have the effect, among other things, of reducing Bristol-Myers Squibb’s flexibility to respond to changing business and economic conditions, will increase Bristol-Myers Squibb’s borrowing costs and, to the extent that Bristol-Myers Squibb’s new debt is subject to floating interest rates, may increase Bristol-Myers Squibb’s vulnerability to fluctuations in market interest rates. In addition, the amount of cash required to service Bristol-Myers Squibb’s increased indebtedness levels and thus the demands on Bristol-Myers Squibb’s cash resources will be greater than the amount of cash flows required to service the indebtedness of Bristol-Myers Squibb or Celgene individually prior to the merger. The increased levels of indebtedness could also reduce funds available to fund Bristol-Myers Squibb’s efforts to combine its business with Celgene and realize expected benefits of the merger and/or engage in investments in product development, capital expenditures, dividend payments, share repurchases and other activities and may create competitive disadvantages for Bristol-Myers Squibb relative to other companies with lower debt levels. Bristol-Myers Squibb may be required to raise additional financing for working capital, capital expenditures, acquisitions or other general corporate purposes. Bristol-Myers Squibb’s ability to arrange additional financing or refinancing will depend on, among other factors, Bristol-Myers Squibb’s financial position and performance, as well as prevailing market conditions and other factors beyond Bristol-Myers Squibb’s control. Bristol-Myers Squibb cannot assure you that it will be able to obtain additional financing or refinancing on terms acceptable to Bristol-Myers Squibb or at all.

In addition, Bristol-Myers Squibb’s credit ratings impact the cost and availability of future borrowings, and, as a result, Bristol-Myers Squibb’s cost of capital. Bristol-Myers Squibb’s ratings reflect each rating organization’s opinion of Bristol-Myers Squibb’s financial strength, operating performance and ability to meet Bristol-Myers Squibb’s debt obligations or, following completion of the merger, obligations to the combined company’s insureds. Each of the ratings organizations reviews Bristol-Myers Squibb’s and Celgene’s ratings periodically, and there can be no assurance that Bristol-Myers Squibb’s or Celgene’s current ratings will be maintained in the future. Following the announcement of the merger agreement, Moody’s placed certain of Bristol-Myers Squibb’s debt and other credit ratings under review for a possible downgrade and S&P Global Ratings placed the ratings of Bristol-Myers Squibb on credit watch with negative implications. Downgrades in Bristol-Myers Squibb’s and/or Celgene’s credit ratings could adversely affect Bristol-Myers Squibb’s, Celgene’s and/or the combined company’s businesses, cash flows, financial condition and operating results. In addition, if the merger is completed and, in certain circumstances, Celgene’s debt securities are downgraded and rated below investment grade, this may constitute a change of control triggering event under the indentures governing such debt. Upon the occurrence of a change of control triggering event, Celgene, as the surviving corporation of the merger, would be required to offer to repurchase most of its outstanding notes at 101% of the principal amount thereof plus accrued and unpaid interest if any, to, but not including, the date of repurchase. However, it is possible that Celgene (or Bristol-Myers Squibb) would not have sufficient funds at the time of the change of control triggering event to make the required repurchase of notes or that restrictions in other debt instruments would not allow such repurchases. Bristol-Myers Squibb and Celgene cannot provide any assurance that there will be sufficient funds available for Celgene (or Bristol-Myers Squibb) to make any required repurchases of the notes upon a change of control triggering event.

Bristol-Myers Squibb may not be able to service all of the combined company’s indebtedness and may be forced to take other actions to satisfy Bristol-Myers Squibb’s obligations under Bristol-Myers Squibb’s indebtedness, which may not be successful. Bristol-Myers Squibb’s failure to meet its debt service obligations could have a material adverse effect on the combined company’s business, financial condition and results of operations.

Bristol-Myers Squibb depends on cash on hand and cash flows from operations to make scheduled debt payments. Bristol-Myers Squibb expects to be able to meet the estimated cash interest payments on the combined company’s debt following the merger through a combination of the expected cash flows from operations of the combined company. However, Bristol-Myers Squibb’s ability to generate sufficient cash flow from operations of the combined company and to utilize other methods to make scheduled payments will depend on a range of economic, competitive and business factors, many of which are outside of Bristol-Myers Squibb’s control. There can be no assurance that these sources will be adequate. If Bristol-Myers Squibb is unable to service Bristol-Myers Squibb’s indebtedness and fund Bristol-Myers Squibb’s operations, Bristol-Myers Squibb will be forced to reduce or delay capital expenditures, seek additional capital, sell assets or refinance Bristol-Myers Squibb’s indebtedness. Any such action may not be successful and Bristol-Myers Squibb may be unable to service Bristol-Myers Squibb’s indebtedness and fund Bristol-Myers Squibb’s operations, which could have a material adverse effect on the combined company’s business, financial condition or results of operations.

Bristol-Myers Squibb will incur significant transaction and integration-related costs in connection with the merger. In addition, the merger may not be accretive, and may be dilutive, to Bristol-Myers Squibb’s earnings per share, which may negatively affect the market price of shares of Bristol-Myers Squibb’s common stock.

Bristol-Myers Squibb expects to incur a number of non-recurring costs associated with the merger and combining the operations of the two companies. Bristol-Myers Squibb will incur significant transaction costs related to the merger, including with respect to the financing for the cash consideration to be paid to Celgene stockholders. Bristol-Myers Squibb also will incur significant integration-related fees and costs related to formulating and implementing integration plans, including facilities and systems consolidation costs and employment-related costs. Bristol-Myers Squibb continues to assess the magnitude of these costs, and additional unanticipated costs may be incurred in the merger and the integration of the two companies’ businesses. While Bristol-Myers Squibb has assumed that a certain level of transaction expenses will be incurred, factors beyond Bristol-Myers Squibb’s control, such as certain of Celgene’s expenses, could affect the total amount or the timing of these expenses Although Bristol-Myers Squibb expects that the elimination of duplicative costs, as well as the realization of other efficiencies related to the integration of the businesses, should allow Bristol-Myers Squibb to offset integration-related costs over time, this net benefit may not be achieved in the near term, or at all.

In addition, future events and conditions could decrease or delay the accretion that is currently projected or could result in dilution, including adverse changes in market conditions, additional transaction and integration-related costs and other factors such as the failure to realize some or all of the anticipated benefits of the merger. Bristol-Myers Squibb plans to enter into an accelerated share repurchase program to repurchase up to $5 billion of its common stock after the completion of the merger. In the event Bristol-Myers Squibb does not consummate such accelerated share repurchase program, stockholders may not realize the incremental accretive benefits associated with such accelerated share repurchase program. Any dilution of, decrease in or delay of any accretion to, Bristol-Myers Squibb’s earnings per share could cause the price of shares of Bristol-Myers Squibb common stock to decline or grow at a reduced rate.

Following the closing of the merger, a significant amount of the combined company’s total assets will be related to acquired intangible assets and goodwill, which are subject to annual impairment reviews, or more frequent reviews if events or circumstances indicate that the carrying value may not be recoverable. Because of the significance of these assets, any charges for impairment as well as amortization of intangible assets could have a material adverse effect on the combined company’s results of operations and financial condition.

The combined company will be subject to the risks that Celgene faces, in addition to the risks faced by Bristol-Myers Squibb. In particular, the success of the combined company will depend on its ability to obtain, commercialize and protect intellectual property and market exclusivity rights.

Celgene has a diverse early- and late-stage pipeline that includes five near-term product launch opportunities. The testing, manufacturing and marketing of these products requires regulatory approvals, including approval from the FDA and similar bodies in other countries. The future growth of the combined company would be negatively affected if Bristol-Myers Squibb, Celgene or the combined company fails to obtain requisite regulatory approvals within the expected time frames, or at all, in the United States and internationally for products in development and approvals for Bristol-Myers Squibb’s existing products for additional indications.

In addition, many of Celgene’s and Bristol-Myers Squibb’s drug candidates are in the early or mid-stages of research and development and will require the commitment of substantial financial resources, extensive research, development, preclinical testing, clinical trials, manufacturing scale-up and regulatory approval prior to being ready for sale. This process takes many years of effort without any assurance of ultimate success. If the combined company does not successfully develop and commercialize its pipeline candidates, the combined company’s financial position and results of operations could be adversely affected.

Celgene’s primary commercial stage products include REVLIMID®, POMALYST®/IMNOVID®, OTEZLA®, ABRAXANE®, VIDAZA®, azacitidine for injection (generic version of VIDAZA®), THALOMID® (sold as THALOMID® or Thalidomide Celgene® outside of the United States) and IDHIFA. Upon the expiration or loss of patent protection for any of these products, or upon the “at-risk” launch (despite pending patent infringement litigation against the generic product) by a manufacturer of a generic version of one of these products, the combined company may quickly lose a significant portion of its sales of that product. Any such expiration or loss of patent protection with respect to REVLIMID® that occurs sooner than anticipated would be harmful to the combined company and could have a material adverse effect on its business, financial condition or results of operations.

The unaudited pro forma combined financial information and prospective financial information included in this joint proxy statement/prospectus are presented for illustrative purposes only and do not represent the actual financial position or results of operations of the combined company following completion of the merger or reflect the effect of any divestitures that may be required in connection with the merger.

The unaudited pro forma combined financial information and prospective financial information contained in this joint proxy statement/prospectus is presented for illustrative purposes only, contains a variety of adjustments, assumptions and preliminary estimates and does not represent the actual financial position or results of operations of Bristol-Myers Squibb and Celgene prior to the merger or that of the combined company following the merger for several reasons. Among other things, the unaudited pro forma combined financial information does not reflect the effect of any potential divestitures that may occur prior to or subsequent to completion of the merger, the projected realization of cost savings following completion of the merger or any changes in applicable law (including applicable tax law) after September 30, 2018. See the sections entitled “Certain Unaudited Pro Forma Condensed Combined Financial Statements,” “Celgene Proposal I: Adoption of the Merger Agreement and Bristol-Myers Squibb Proposal I: Approval of the Stock Issuance—Certain Unaudited Prospective Financial Information” and “Comparative Historical and Unaudited Pro Forma Combined Per Share Data” beginning on pages 58, 93 and 56, respectively, of this joint proxy statement/prospectus. The actual financial positions and results of operations of Celgene and Bristol-Myers Squibb prior to the merger and that of the combined company following the merger may not be consistent with, or evident from, the unaudited pro forma combined financial information or prospective financial information included in this joint proxy statement/prospectus. In addition, the assumptions used in preparing the unaudited pro forma combined financial information and/or the prospective financial information included in this joint proxy statement/prospectus may not be realized and may be affected by other factors, which could lead to material changes to the combined company’s business that are not reflected in the unaudited pro forma combined financial information. Any significant changes in the market price of shares of Bristol-Myers Squibb common stock may cause a significant change in the purchase price used for Bristol-Myers Squibb’s accounting purposes and the pro forma combined financial information contained in this joint proxy statement/prospectus.

The opinions of Celgene’s and Bristol-Myers Squibb’s respective financial advisors do not reflect changes in circumstances that may have occurred or that may occur between the signing of the merger agreement and the completion of the merger.

Neither the Celgene Board, nor the BMS Board, has obtained updated opinions from their respective financial advisors as of the date of this joint proxy statement/prospectus, nor do any of them expect to receive updated, revised or reaffirmed opinions prior to the completion of the merger. Changes in the operations and prospects of Celgene or Bristol-Myers Squibb, general market and economic conditions and other factors that may be beyond the control of Celgene or Bristol-Myers Squibb, and on which Celgene’s and Bristol-Myers Squibb’s financial advisors’ opinions were based, may significantly alter the value of Celgene or Bristol-Myers Squibb or the share prices of Celgene common stock or Bristol-Myers Squibb common stock by the time the merger is completed. The opinions do not speak as of the time the merger will be completed or as of any date other than the date of such opinions. Because Celgene’s and Bristol-Myers Squibb’s financial advisors will not be updating their opinions, the opinions will not address the fairness of the merger consideration from a financial point of view at the time the merger is completed. The Celgene Board’s recommendation that Celgene stockholders approve the merger proposal and the BMS Board’s recommendation that Bristol-Myers Squibb stockholders approve the share issuance proposal, however, are made as of the date of this joint proxy statement/prospectus. For a description of the opinions that the Celgene Board and the BMS Board received from their respective financial advisors, see “The Merger Agreement—Opinions of Celgene’s Financial Advisors” and “The Merger Agreement—Opinions of Bristol-Myers Squibb’s Financial Advisors” beginning on pages 113 and 132, respectively, of this joint proxy statement/prospectus.

Certain Celgene agreements may contain change of control provisions that may have been triggered by the merger that, if acted upon or not waived, could cause the combined company to lose the benefit of such agreement and incur liabilities or replacement costs, which could have a material adverse effect on the combined company.

Celgene is party to, or may become party to after the date hereof, various agreements with third parties, including, among other agreements, certain license agreements, collaboration agreements, business development-related agreements, production and distribution related agreements, financing facilities, hedging arrangements, contracts for the performance of services material to the operations of Celgene and/or its affiliates and employment agreements that may contain change of control provisions that may be triggered upon the completion of the merger. Agreements with change of control provisions typically provide for or permit the termination of the agreement upon the occurrence of a change of control of one of the parties which can be waived by the relevant counterparties. In the event that there is such a contract or arrangement requiring a consent or waiver in relation to the merger or the merger agreement, for which such consent or waiver was not obtained, the combined company could lose the benefit of the underlying agreement and incur liabilities or replacement costs, which could have an adverse effect on the operations of the combined company.

The future results of the combined company may be adversely impacted if the combined company does not effectively manage its expanded operations following completion of the merger.

Following completion of the merger, the size of the combined company’s business will be significantly larger than the current size of either Bristol-Myers Squibb’s or Celgene’s respective businesses. The combined company’s ability to successfully manage this expanded business will depend, in part, upon management’s ability to implement an effective integration of the two companies and its ability to manage a combined business with significantly larger size and scope with the associated increased costs and complexity. There can be no assurances that the management of the combined company will be successful or that the combined company will realize the expected operating efficiencies, cost savings and other benefits currently anticipated from the merger.

Risks Related to the CVRs

You may not receive any payment on the CVRs.

Your right to receive any future payment on the CVRs will be contingent upon the achievement of certain agreed upon U.S. regulatory milestones within the time periods specified in the CVR agreement. If the CVR milestone, as defined in the section titled “Descriptions of the CVRs—Milestone Payment” starting on page 216 of this joint proxy statement/prospectus is not achieved for any reason within the time periods specified in the CVR agreement, no payment will be made under the CVRs, and the CVRs will expire valueless. Accordingly, the value, if any, of the CVRs is speculative, and the CVRs may ultimately have no value. See “Description of the CVRs” beginning on page 216 of this joint proxy statement/prospectus.

The U.S. federal income tax treatment of the CVRs is unclear.

Pursuant to the CVR agreement, the parties to the CVR agreement have agreed or will agree, as applicable, to treat and report the receipt of the CVR consideration for all tax purposes as additional consideration for the sale of Celgene common stock in the merger, except as required by applicable law. Assuming this treatment is correct, a later payment with respect to a CVR would likely be treated as a non-taxable return of a U.S. holder’s adjusted tax basis in the CVR to the extent thereof. A payment in excess of such amount may be treated as (i) a payment with respect to a sale of a capital asset or (ii) income taxed at ordinary rates. Additionally, a portion of a payment with respect to a CVR may constitute imputed interest under Section 483 of the Internal Revenue Code of 1986, as amended, which is referred to in this joint proxy statement/prospectus as the Code. In accordance with the CVR agreement, Bristol-Myers Squibb has agreed to report imputed interest on the CVRs pursuant to Section 483 of the Code, except as otherwise required by applicable law. However, the U.S. federal income tax treatment of the CVRs is unclear. There is no legal authority directly addressing the U.S. federal income tax treatment of the receipt of, and payments on, the CVRs, and there can be no assurance that the Internal Revenue Service, which is referred to in this joint proxy statement/prospectus as the IRS, would not assert, or that a court would not sustain a contrary position that could result in materially worse U.S. federal income tax consequences to holders. See “Celgene Proposal I: Adoption of the Merger Agreement and Bristol-Myers Squibb Proposal I: Approval of the Stock Issuance—Material U.S. Federal Income Tax Consequences” beginning on page 164 of this joint proxy statement/prospectus.

Any payments in respect of the CVRs are subordinated to the right of payment of Bristol-Myers Squibb’s other indebtedness.

The CVRs are unsecured obligations of Bristol-Myers Squibb and the CVR payments and all other obligations under the CVR agreement, together with the CVRs and any rights or claims relating thereto, are subordinated in right of payment to the prior payment in full of all senior obligations of Bristol-Myers Squibb. Senior obligations of Bristol-Myers Squibb include any existing or future obligations of Bristol-Myers Squibb, including the principal of, premium (if any), interest on, and all other amounts owing thereon with respect to borrowed money; evidenced by notes, debentures, bonds or other similar debt instruments; with respect to the net obligations owed under interest rate swaps or similar agreements or currency exchange transactions; as a result of reimbursement obligations in respect of letters of credit and similar obligations; in respect of capital leases; or as a result of guarantees in respect of obligations referred to above; unless, in any case, the instrument creating or evidencing the foregoing or pursuant to which the foregoing is outstanding provides that such obligations are pari passu to or subordinate in right of payment to the CVRs.

Bristol-Myers Squibb’s senior obligations do not include CVRs; trade debt incurred in the ordinary course of business; any intercompany indebtedness between Bristol-Myers Squibb and any of its subsidiaries or affiliates; indebtedness of Bristol-Myers Squibb that is subordinated in right of payment to Bristol-Myers Squibb’s senior obligations; indebtedness or other obligations of Bristol-Myers Squibb that by its terms ranks equal or junior in right of payment to the CVR payments and all other obligations under the CVR agreement; indebtedness of Bristol-Myers Squibb that, by operation of applicable law, is subordinate to any general unsecured obligations of Bristol-Myers Squibb; and indebtedness evidenced by any guarantee of indebtedness ranking equal or junior in right of payment to the CVR payments.

Upon any distribution to creditors of Bristol-Myers Squibb in liquidation, dissolution, bankruptcy, reorganization, insolvency, receivership or similar proceedings of Bristol-Myers Squibb, holders of senior obligations of Bristol-Myers Squibb (as described above) will be entitled to payment in full in cash of all such obligations prior to any payment being made on the CVRs. In addition, Bristol-Myers Squibb may not make any payment or distribution to any CVR holder of the CVR payments or other obligation under the CVR agreement or acquire from any CVR holder for cash any CVR, or propose the foregoing:

•	if any default on any senior obligations exceeding $25 million in aggregate principal amount would occur as a result of such payment, distribution or acquisition;
•	during the continuance of any payment default in respect of any senior obligations (after expiration of any applicable grace period) exceeding $25 million in aggregate principal amount;
•	if the maturity of any senior obligations representing more than $25 million in aggregate principal amount is accelerated in accordance with its terms and such acceleration has not been rescinded; or
•	following the occurrence of any default (other than a payment default, and after the expiration of any applicable grace period) with respect to any senior obligations with an aggregate principal amount of more than $25 million, the effect of which is to permit the holders of such senior obligations (or a trustee or agent acting on their behalf) to cause, with the giving of notice if required, the maturity of such senior obligations to be accelerated, for a period commencing upon the receipt by the trustee (with a copy to Celgene) of a written notice of such default from the representative of the holders of such senior obligations and ending when such senior obligations are paid in full in cash or cash equivalents or, if earlier, when such default is cured or waived.

An active public market for the CVRs may not develop or the CVRs may trade at low volumes, both of which could have an adverse effect on the resale price, if any, of the CVRs.

The CVRs are a new security for which there is currently no public trading market. An active public trading market for the securities may not develop or be sustained. Bristol-Myers Squibb has agreed to use reasonable best efforts to cause the CVRs to be approved for listing at the completion of the merger on the NYSE or other national securities exchange and maintain such listing for as long as the CVRs remain outstanding. Notwithstanding its efforts, Bristol-Myers Squibb may be unable to cause the CVRs to be listed for trading.

Even if an active public trading market develops, there may be little or no market demand for the CVRs, making it difficult or impossible to resell the CVRs, which would have an adverse effect on the resale price, if any, of the CVRs. Immediately following the completion of the merger, the principal stockholders will hold a majority of the CVRs. In addition, holders of CVRs may incur brokerage charges in connection with the resale of the CVRs, which in some cases could exceed the proceeds realized by the holder from the resale of its CVRs. Neither Bristol-Myers Squibb nor Celgene can predict the price, if any, at which the CVRs will trade following the completion of the merger.

Because there has not been any public market for the CVRs, the market price and trading volume of the CVRs may be volatile.

Neither Celgene nor Bristol-Myers Squibb can predict the extent to which investor interest will lead to a liquid trading market in the CVRs or whether the market price of the CVRs will be volatile following the merger. The market price of the CVRs could fluctuate significantly for many reasons, including, without limitation:

•	as a result of the risk factors listed in this joint proxy statement/prospectus;
•	in the ability of Bristol-Myers Squibb to obtain FDA approval of bb2121, JCAR017 and Ozanimod in a manner that will require the milestone payment to be made;
•	for reasons unrelated to operating performance, such as reports by industry analysts, investor perceptions, or negative announcements by our customers or competitors regarding their own performance;
•	regulatory changes that could have an impact on Celgene’s or Bristol-Myers Squibb’s business; and
•	general economic, securities markets and industry conditions.

Bristol-Myers Squibb’s obligation to achieve the CVR milestone is based on “diligent efforts,” which allows for consideration of a variety of factors to determine the efforts Bristol-Myers Squibb is required to take; accordingly, under certain circumstances Bristol-Myers Squibb may not be required to take certain actions to achieve the CVR milestone, or may allocate resources to other projects, which would have an adverse effect on the value, if any, of the CVRs.

Bristol-Myers Squibb has agreed to use “diligent efforts,” until the CVR agreement is terminated, to achieve the CVR milestone. However, the CVR agreement definition of “diligent efforts” allows for the consideration of a variety of factors in determining the efforts Bristol-Myers Squibb is required to use to obtain the CVR milestone, and it does not require Bristol-Myers Squibb to take all possible actions to achieve those goals.

The CVR agreement defines “diligent efforts” as, with respect to any product, efforts of a person to carry out its obligations in a diligent manner using such effort and employing such resources normally used by such person in the exercise of its reasonable business discretion relating to the research, development or commercialization of a product, that is of similar market potential at a similar stage in its development or product life, taking into account issues of market exclusivity (including patent coverage, regulatory and other exclusivity), safety and efficacy, product profile (including tolerability and convenience), the competitiveness of alternate products in the marketplace or under development, the launch or sales of one or more generic or biosimilar products, actual or likely pricing/reimbursement for the product, the likely timing of the product’s entry into the market, the likelihood of regulatory approval of the product and applicable labeling, and the profitability of the applicable product, and other relevant factors, including technical, commercial, legal, scientific, and/or medical factors, based on conditions then prevailing.

Risks Related to Bristol-Myers Squibb and Celgene

Bristol-Myers Squibb and Celgene are, and following completion of the merger Bristol-Myers Squibb will continue to be, subject to the risks described in Part I, Item 1A in Bristol-Myers Squibb’s Annual Report on Form 10-K for the year ended December 31, 2017, filed with the SEC on February 13, 2018, and Part I, Item 1A in Celgene’s Annual Report on Form 10-K for the year ended December 31, 2017, filed with the SEC on February 7, 2018, as updated by their respective Quarterly Reports on Form 10-Q and future filings with the SEC, in each case, incorporated by reference into this joint proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 250 of this joint proxy statement/prospectus.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF BRISTOL-MYERS SQUIBB

The following table presents selected historical consolidated financial data of Bristol-Myers Squibb. The selected historical consolidated financial data of Bristol-Myers Squibb for the fiscal years ended December 31, 2017, 2016 and 2015 and as of December 31, 2017 and 2016 are derived from Bristol-Myers Squibb’s audited consolidated financial statements and related notes contained in its Annual Report on Form 10-K for the fiscal year ended December 31, 2017, which is incorporated by reference into this joint proxy statement/prospectus. The selected historical consolidated financial data of Bristol-Myers Squibb for each of the fiscal years ended December 31, 2014 and 2013, and as of December 31, 2015, 2014 and 2013, have been derived from Bristol-Myers Squibb’s audited consolidated financial statements for such years, which have not been incorporated by reference into this joint proxy statement/prospectus. The selected historical consolidated financial data of Bristol-Myers Squibb as of and for the nine months ended September 30, 2018 and for the nine months ended September 30, 2017, are derived from Bristol-Myers Squibb’s unaudited consolidated financial statements and related notes contained in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2018, which is incorporated by reference into this joint proxy statement/prospectus. The selected historical consolidated financial data of Bristol-Myers Squibb as of September 30, 2017 are derived from Bristol-Myers Squibb’s unaudited consolidated financial statements and related notes contained in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2017, which has not been incorporated by reference into this joint proxy statement/prospectus. Bristol-Myers Squibb’s management believes that Bristol-Myers Squibb’s unaudited consolidated financial statements have been prepared on a basis consistent with its audited financial statements and include all normal and recurring adjustments necessary for a fair presentation of the results for each interim period.

The following selected historical consolidated financial data of Bristol-Myers Squibb set forth below is only a summary and is not necessarily indicative of future results. You should read the following information in conjunction with Bristol-Myers Squibb’s audited consolidated financial statements contained in its Annual Report on Form 10-K for the year ended December 31, 2017 and unaudited consolidated financial statements and related notes contained in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2018, including “Management’s Discussion and Analysis of Results of Operations and Financial Condition” and the notes to Bristol-Myers Squibb’s consolidated financial statements for significant events affecting the comparability of results as well as material uncertainties regarding Bristol-Myers Squibb’s future financial condition and results of operations in its entirety. See the section entitled “Where You Can Find More Information” beginning on page 250 of this joint proxy statement/prospectus.

	Nine Months Ended September 30,		Years Ended December 31,
	2018	2017	2017	2016	2015	2014	2013
	(Amounts in millions, except per share data)
Income Statement Data:
Total Revenues	$16,588	$15,327	$20,776	$19,427	$16,560	$15,879	$16,385
Net Earnings	3,789	3,304	975	4,507	1,631	2,029	2,580
Net Earnings/(Loss) Attributable to:
Noncontrolling Interest	29	(31)	(32)	50	66	25	17
BMS	3,760	3,335	1,007	4,457	1,565	2,004	2,563
Net Earnings per Common Share Attributable to BMS:
Basic	$2.30	$2.02	$0.61	$2.67	$0.94	$1.21	$1.56
Diluted	$2.30	$2.02	$0.61	$2.65	$0.93	$1.20	$1.54
Average common shares outstanding:
Basic	1,633	1,648	1,645	1,671	1,667	1,657	1,644
Diluted	1,637	1,655	1,652	1,680	1,679	1,670	1,662
Cash dividends paid on Bristol-Myers Squibb common and preferred stock	$1,960	$1,938	$2,577	$2,547	$2,477	$2,398	$2,309
Cash dividends declared per common share	$1.20	$1.17	$1.57	$1.53	$1.49	$1.45	$1.41

	As of September 30,		As of December 31,
	2018	2017	2017	2016	2015	2014	2013
	(Amounts in millions, except per share data)
Financial Position Data:
Cash and cash equivalents	$5,408	$4,644	$5,421	$4,237	$2,385	$5,571	$3,586
Marketable securities(1)	3,439	5,004	3,871	4,832	6,545	6,272	4,686
Total Assets	33,734	33,977	33,551	33,707	31,748	33,749	38,592
Long-term debt(1)	6,934	6,982	6,975	6,465	6,550	7,242	7,981
Equity	13,750	14,914	11,847	16,347	14,424	14,983	15,236
(1)	Includes current and non-current portion.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF CELGENE

The following table presents selected historical consolidated financial data of Celgene. The selected historical consolidated financial data of Celgene for each of the years ended December 31, 2017, 2016 and 2015, and as of December 31, 2017 and 2016, are derived from Celgene’s audited consolidated financial statements and related notes contained in its Annual Report on Form 10-K for the year ended December 31, 2017, which is incorporated by reference into this joint proxy statement/prospectus. The selected historical consolidated financial data of Celgene for each of the years ended December 31, 2014 and 2013, and as of December 31, 2015, 2014 and 2013, are derived from Celgene’s audited consolidated financial statements for such years, which have not been incorporated by reference into this joint proxy statement/prospectus.

The selected historical consolidated financial data of Celgene as of, and for the nine months ended September 30, 2018 and for the nine months ended September 30, 2017, are derived from Celgene’s unaudited consolidated financial statements and related notes contained in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2018, which is incorporated by reference into this joint proxy statement/prospectus. The selected historical consolidated financial data of Celgene as of September 30, 2017 are derived from Celgene’s unaudited consolidated financial statements and related notes contained in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2017, which has not been incorporated by reference into this joint proxy statement/prospectus.

The following selected historical consolidated financial data of Celgene set forth below is only a summary and is not necessarily indicative of future results. You should read the following information in conjunction with Celgene’s audited consolidated financial statements contained in its Annual Report on Form 10-K for the year ended December 31, 2017 and unaudited consolidated financial statements and related notes contained in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2018, including “Management’s Discussion and Analysis of Results of Operations and Financial Condition” and the notes to Celgene’s consolidated financial statements for significant events affecting the comparability of results as well as material uncertainties regarding Celgene’s future financial condition and results of operations. See the section entitled “Where You Can Find More Information” beginning on page 250 of this joint proxy statement/prospectus.

	Nine Months Ended September 30,		Years Ended December 31,
	2018(1)	2017	2017(2)	2016	2015	2014	2013(3)
	(Dollars in millions, except per share amounts)
Consolidated Statements of Income:
Total revenue	$11,244	$9,520	$13,003	$11,229	$9,256	$7,670	$6,494
Costs and operating expenses	7,860	6,011	8,296	8,063	7,001	5,151	4,685
Operating income	3,384	3,509	4,707	3,166	2,255	2,519	1,809
Interest and investment income, net	30	72	105	30	31	28	22
Interest (expense)	(551)	(380)	(522)	(500)	(311)	(176)	(92)
Other income (expense), net	852	(18)	24	(324)	48	(44)	(74)
Income before income taxes	3,715	3,183	4,314	2,372	2,023	2,327	1,665
Income tax provision	742	162	1,374	373	421	327	215
Net income	$2,973	$3,021	$2,940	$1,999	$1,602	$2,000	$1,450
Net income per share:
Basic	$4.12	$3.87	$3.77	$2.57	$2.02	$2.49	$1.75
Diluted	$4.02	$3.72	$3.64	$2.49	$1.94	$2.39	$1.68
Weighted average shares:
Basic	722.0	781.2	779.2	777.2	792.2	802.7	827.7
Diluted	740.4	812.6	808.7	803.3	824.9	836.0	860.6

	As of September 30,		As of December 31,
	2018	2017	2017	2016	2015	2014	2013
	(Dollars in millions, except per share amounts)
Consolidated Balance Sheets Data:
Cash, cash equivalents and marketable securities	$4,378	$11,759	$12,042	$7,970	$6,552	$7,547	$5,687
Total assets(4)	34,215	31,736	30,141	28,086	26,964	17,291	13,344
Short-term borrowings and current portion of long-term debt	502	1,400	—	501	—	606	545
Long-term debt, net of discount(4)	19,742	12,874	15,838	13,789	14,161	6,217	4,162
Retained earnings	16,486	13,142	13,061	10,074	8,075	6,473	4,473
Total stockholders’ equity	4,860	9,850	6,921	6,600	5,919	6,525	5,590
(1)	Accounting Standards Update No. 2016-01, “Financial Instruments-Overall: Recognition and Measurement of Financial Assets and Financial Liabilities” was effective for us on January 1, 2018. ASU 2016-01 requires changes in the fair value of equity investments with readily determinable fair values and changes in observable prices of equity investments without readily determinable fair values to be recorded in net income. For the nine months ended September 30, 2018, a net gain of $830 million was recorded in Other income (expense), net. Certain prior year Consolidated Balance Sheet amounts have been reclassified to conform to the current year presentation.
(2)	The Income tax provision for fiscal 2017 includes income tax expense of approximately $1,269 million as a result of United States tax reform legislation, formally known as the Tax Cuts and Jobs Act (2017 Tax Act), which was enacted on December 22, 2017. In addition, the Income tax provision also includes $290 million of excess tax benefits arising from share-based compensation awards that vested or were exercised during 2017, and are recorded in the income tax provision following the adoption of ASU 2016-09, “Compensation-Stock Compensation.”
(3)	Adjusted to reflect the two-for-one common stock split effected in June 2014.
(4)	Total assets and Long-term debt, net of discount have been restated as of December 31, 2015, 2014 and 2013 to reflect the retroactive reclassification of debt issuance costs in accordance with ASU 2015-03, “Simplifying the Presentation of Debt Issuance Costs.”

COMPARATIVE HISTORICAL AND UNAUDITED
PRO FORMA COMBINED PER SHARE DATA

The following table sets forth selected historical and unaudited pro forma combined per share information for Bristol-Myers Squibb and Celgene.

Historical Per Share of Common Stock Information of Bristol-Myers Squibb and Celgene. The historical per share of common stock information of each of Bristol-Myers Squibb and Celgene below is derived from the audited consolidated financial statements of each of Bristol-Myers Squibb and Celgene as of and for the year ended December 31, 2017, and the unaudited consolidated financial statements of each of Bristol-Myers Squibb and Celgene as of and for the nine months ended September 30, 2018.

Unaudited Pro Forma Combined Per Bristol-Myers Squibb Share of Common Stock Data. The Bristol-Myers Squibb unaudited pro forma combined per share of common stock data set forth below gives effect to the merger under the acquisition method of accounting, as if the merger had been effective on January 1, 2017, the first day of Bristol-Myers Squibb’s fiscal year ended December 31, 2017, in the case of income from continuing operations per share. The unaudited pro forma combined book value per share of Bristol-Myers Squibb common stock data set forth below gives effect to the merger under the acquisition method of accounting, as if the merger had been effective September 30, 2018, assuming that each outstanding share of Celgene common stock had been converted into shares of Bristol-Myers Squibb common stock based on the exchange ratio.

The acquisition method of accounting is based on Financial Accounting Standards Board, Accounting Standards Codification, which is referred to in this joint proxy statement/prospectus as ASC 805, Business Combinations, which is referred to in this joint proxy statement/prospectus as ASC 805, and uses the fair value concepts defined in ASC 820, Fair Value Measurements, which is referred to in this joint proxy statement/prospectus as ASC 820, which Bristol-Myers Squibb has adopted as required. Acquisition accounting requires, among other things, that most assets acquired and liabilities assumed be recognized at their fair values as of the acquisition date. Fair value measurements recorded in acquisition accounting are dependent upon certain valuation studies of Celgene’s assets and liabilities and other studies that have yet to commence or progress to a stage where there is sufficient information for a definitive measurement. Accordingly, the pro forma adjustments reflect the assets and liabilities of Celgene at their preliminary estimated fair values. Differences between these preliminary estimates and the final values in acquisition accounting will occur, and these differences could have a material impact on the unaudited pro forma combined per share information set forth in the following table.

The unaudited pro forma combined per share of Bristol-Myers Squibb common stock data is presented for illustrative purposes only and does not purport to represent the actual financial position or results of operations that Bristol-Myers Squibb would have achieved had the companies been combined during these periods or to project the future financial position or results of operations that Bristol-Myers Squibb may achieve after completion of the merger.

Unaudited Pro Forma Combined Per Celgene Equivalent Share Data. The Celgene unaudited pro forma combined per equivalent share data set forth below shows the effect of the merger from the perspective of an owner of shares of Celgene common stock. The information was calculated by multiplying the unaudited pro forma combined per share of Bristol-Myers Squibb common stock amounts by the exchange ratio.

Generally. You should read the below information in conjunction with the selected historical consolidated financial data included elsewhere in this joint proxy statement/prospectus and the historical consolidated financial statements of Bristol-Myers Squibb and Celgene and related notes that have been filed with the SEC, certain of which are incorporated by reference into this joint proxy statement/prospectus. See “Selected Historical Consolidated Financial Data of Bristol-Myers Squibb,” “Selected Historical Consolidated Financial Data of Celgene” and “Where You Can Find More Information” beginning on pages 52, 54 and 250, respectively, of this joint proxy statement/prospectus. The unaudited pro forma combined per share of Bristol-Myers Squibb common stock data and the unaudited pro forma combined per Celgene equivalent share data is derived from, and should be read in conjunction with, the Bristol-Myers Squibb and Celgene unaudited pro forma condensed combined financial statements and related notes included in this joint proxy statement/prospectus. See “Certain Unaudited Pro Forma Condensed Combined Financial Statements” beginning on page 58 of this joint proxy statement/prospectus.

	As of/For the Nine Months Ended September 30, 2018	As of/For the Year Ended December 31, 2017
Bristol-Myers Squibb Historical per Common Share Data:
Net Earnings/(Loss) – basic	$2.30	$0.61
Net Earnings/(Loss) – diluted	2.30	0.61
Cash dividends declared	1.20	1.57
Book Value(1)	8.36	7.19
Celgene Historical per Common Share Data:
Net Earnings – basic	$4.12	$3.77
Net Earnings – diluted	4.02	3.64
Cash dividends declared	—	—
Book Value(1)	6.95	9.11
Unaudited Pro Forma Combined per Bristol-Myers Squibb Common Share Data:
Net Earnings/(Loss) – basic	$0.46	$(1.17)
Net Earnings/(Loss) – diluted	0.45	(1.17)
Cash dividends declared(2)	N/A	N/A
Book Value(1)	21.16	N/A
Unaudited Pro Forma Combined per Celgene Equivalent Share Data:
Net Earnings/(Loss) – basic(3)	$0.46	$(1.17)
Net Earnings/(Loss) – diluted(3)	0.45	(1.17)
Cash dividends declared(2)	N/A	N/A
Book Value(3)	21.16	N/A
(1)	Amounts calculated by dividing the applicable total stockholders’ equity by the applicable shares of common stock outstanding. Pro forma combined book value per share as of December 31, 2017 is not applicable as the estimated pro forma adjustments were calculated as of September 30, 2018.
(2)	Pro forma combined dividends per share data is not provided due to the fact that the dividend policy for the combined company will be determined by the BMS Board following completion of the merger.
(3)	Amounts calculated by multiplying unaudited pro forma combined per share amounts by the exchange ratio.

CERTAIN UNAUDITED PRO FORMA CONDENSED
COMBINED FINANCIAL STATEMENTS

The following unaudited pro forma condensed combined financial information is presented to illustrate the estimated effects of:

•	the proposed merger of Bristol-Myers Squibb and Celgene contemplated by the merger agreement, which is referred to in this section as the Celgene merger, and related financing, which is referred to in this section as the Celgene merger financing; and
•	the acquisition of Juno Therapeutics, Inc., which is referred to in this joint proxy statement/prospectus as Juno, by Celgene on March 6, 2018, which is referred to in this section as the Juno acquisition, and related financing, which is referred to in this section as the Juno acquisition financing. Each as fully described in “Note 1. Description of the Celgene merger and Juno acquisition.”

The unaudited pro forma condensed combined statements of earnings for the year ended December 31, 2017 and for the nine months ended September 30, 2018 combine the historical consolidated statements of earnings of Bristol-Myers Squibb, Celgene and Juno, giving effect to (1) the Celgene merger, (2) the Celgene merger financing, (3) the Juno acquisition and (4) the Juno acquisition financing, as if each occurred on January 1, 2017. The unaudited pro forma condensed combined balance sheet as of September 30, 2018 combines the historical consolidated balance sheets of Bristol-Myers Squibb and Celgene, giving effect to the Celgene merger and Celgene merger financing as if each had occurred on September 30, 2018. The Juno historical balance sheet is not included as it is already included in the Celgene historical consolidated balance sheet as of September 30, 2018. The historical consolidated financial information has been adjusted in the unaudited pro forma condensed combined financial statements to give effect to pro forma events that are (1) directly attributable to the Celgene merger and the Juno acquisition, (2) factually supportable and (3) with respect to the unaudited pro forma condensed combined statements of earnings, expected to have a continuing impact on the combined results.

The unaudited pro forma condensed combined financial information should be read in conjunction with the accompanying notes to the unaudited pro forma condensed combined financial statements. In addition, the unaudited pro forma condensed combined financial information has been derived from and should be read in conjunction with the following historical consolidated financial statements and notes incorporated by reference into this joint proxy statement/prospectus: (a) the audited historical consolidated financial statements of Bristol-Myers Squibb contained in its Annual Report on Form 10-K for the year ended December 31, 2017; (b) the audited consolidated financial statements of Celgene contained in its Annual Report on Form 10-K for the year ended December 31, 2017; (c) the consolidated financial statements of Juno Therapeutics, Inc. as of December 31, 2017 and 2016, and for each of the three years in the period ended December 31, 2017 included in Amendment No. 1 to the Current Report on Form 8-K/A of Celgene Corporation filed with the SEC on May 18, 2018; (d) the unaudited consolidated financial statements of Bristol-Myers Squibb contained in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2018; and (e) the unaudited consolidated financial statements of Celgene contained in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2018. Refer to the section of this joint proxy statement/prospectus titled “Where You Can Find More Information” for instructions on how to obtain these documents.

The unaudited pro forma condensed combined financial statements have been prepared by management in accordance with Article 11, Pro Forma Financial Information, under Regulation S-X of the Exchange Act, and is for illustrative and informational purposes only. The unaudited pro forma condensed combined financial information is not necessarily indicative of what the combined company’s financial position or results of operations actually would have been had the Celgene merger, Celgene merger financing, Juno acquisition and Juno acquisition financing been consummated as of the dates indicated. In addition, the unaudited pro forma condensed combined financial statements do not purport to project the future financial position or operating results of the combined company. There were no material transactions between Bristol-Myers Squibb and Celgene or between Bristol-Myers Squibb and Juno during the periods presented in the unaudited pro forma condensed combined financial statements that would need to be eliminated. There were certain transactions between Celgene and Juno during the periods presented in the unaudited pro forma condensed combined financial statements that were eliminated.

The unaudited pro forma condensed combined financial information has been prepared using the acquisition method of accounting under U.S. generally accepted accounting principles, which is referred to in this joint proxy statement/prospectus as GAAP, with Bristol-Myers Squibb being the accounting acquirer in the proposed merger of Bristol-Myers Squibb and Celgene, and Celgene being the accounting acquirer in Celgene’s acquisition of Juno. As of the date of this joint proxy statement/prospectus, Bristol-Myers Squibb has not completed the detailed valuation studies necessary to arrive at the final estimates of the fair market value of the Celgene assets to be acquired and the liabilities to be assumed and the related allocations of purchase price, nor has it identified any adjustments necessary to conform Celgene to Bristol-Myers Squibb’s accounting policies except for the ones described in the accompanying notes. The acquisition method of accounting is dependent upon certain valuations that are provisional and subject to change. Accordingly, the pro forma adjustments in the unaudited pro forma condensed combined financial information are preliminary, based upon available information and made solely for the purpose of providing these unaudited pro forma condensed combined financial statements. Actual results will differ from the unaudited pro forma condensed combined financial information once the final acquisition accounting by Bristol-Myers Squibb has been completed and Bristol-Myers Squibb has determined the final purchase price for Celgene and has completed the valuation studies necessary to finalize the required purchase price allocations and if Bristol-Myers Squibb identifies any additional necessary conforming accounting policy changes outside of the ones provided in the accompanying notes. There can be no assurance that such finalization will not result in material changes.

The unaudited pro forma condensed combined financial information does not reflect any expected cost savings, operating synergies or revenue enhancements that the combined company may achieve as a result of the Celgene merger, any termination, restructuring or other costs to integrate the operations of Bristol-Myers Squibb and Celgene or the costs necessary to achieve any such cost savings, operating synergies or revenue enhancements.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
AS OF SEPTEMBER 30, 2018
(dollars in millions)

	Historical
	Bristol- Myers Squibb	Celgene after reclassification (Note 4)	Celgene merger adjustments (Note 6)	Notes	Celgene merger financing adjustments (Note 6)	Notes	Pro forma combined company
ASSETS
Current Assets:
Cash and cash equivalents	$5,408	$2,480	$(35,415)	(a),(i),(j)	$32,632	(l),(m)	$5,105
Marketable securities	1,422	1,898	—		—		3,320
Receivables	5,871	2,120	—		—		7,991
Inventories	1,282	510	2,950	(f)	—		4,742
Prepaid expenses and other	886	819	—		—		1,705
Total Current Assets	14,869	7,827	(32,465)		32,632		22,862
Property, plant and equipment	5,092	1,313	—		—		6,405
Goodwill	6,686	8,004	15,774		—		30,464
Other intangible assets	1,107	16,342	65,638	(e)	—		83,087
Deferred income taxes	1,627	—	530	(h),(i),(j)	129	(m)	2,287
Marketable securities	2,017	—	—		—		2,017
Other assets	2,336	729	(4)	(g)	—		3,061
Total Assets	$33,734	$34,215	$49,473		$32,761		$150,183

LIABILITIES
Current Liabilities:
Short–term debt obligations	$1,620	$502	$(4)	(g)	$26,216	(l),(m)	$28,334
Accounts payable	1,773	292	—		—		2,065
Accrued liabilities	5,853	2,705	—		—		8,558
Deferred income	93	79	—		—		172
Income taxes payable	355	105	—		—		460
Total Current Liabilities	9,694	3,683	(4)		26,216		39,589
Deferred income	486	74	—		—		560
Income taxes payable	3,112	2,451	—		—		5,563
Deferred income taxes	—	2,811	15,879	(h)	—		18,690
Pension and other liabilities	1,005	594	2,757	(c)	—		4,356
Long-term debt	5,687	19,742	(424)	(g)	6,990	(l),(m)	31,995
Total Liabilities	$19,984	$29,355	$18,209		$33,206		$100,753

EQUITY
Shareholders’ Equity:
Preferred stock	—	—	—		—		—
Common stock	221	10	60	(b),(k)	—		291
Capital in excess of par value of stock	2,029	14,756	21,511	(b),(d),(k)	—		38,296
Accumulated other comprehensive loss	(2,326)	(77)	77	(k)	—		(2,326)
Retained earnings	33,292	16,486	(16,698)	(i),(j),(k)	(445)	(m)	32,635
Less cost of treasury stock	(19,576)	(26,315)	26,315	(k)	—		(19,576)
Total Shareholders’ Equity	13,640	4,860	31,264		(445)		49,319
Noncontrolling interest	110	—	—		—		110
Total Equity	13,750	4,860	31,264		(445)		49,429
Total Liabilities and Equity	$33,734	$34,215	$49,473		$32,761		$150,183

The accompanying notes are an integral part of these unaudited pro forma condensed combined financial statements. Amounts may not add due to rounding.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF EARNINGS/(LOSS)
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2018
(dollars in millions, except share and per share amounts)

	Historical
	Bristol- Myers Squibb	Celgene after reclassification (Note 4)	Juno after reclassification (Note 8)	Juno acquisition and financing adjustments (Note 10)	Notes	Pro forma Celgene and Juno	Celgene merger adjustments (Note 7)	Notes	Celgene merger financing adjustments (Note 7)	Notes	Pro forma combined company
Net product sales	$15,866	$11,258	$—	$—		$11,258	$—		$—		$27,124
Alliance and other revenues	722	15	28	(18)	(a)	25	—		—		747
Total Revenues	16,588	11,273	28	(18)		11,283	—		—		27,871

Cost of products sold	4,857	685	—	—		685	6,113	(b)	—		11,655
Marketing, selling and administrative	3,215	2,400	29	(196)	(c)	2,233	—		—		5,448
Research and development	4,965	4,638	79	(290)	(a),(b),(c)	4,427	(115)	(b)	—		9,277
Other (income)/expense, net	(912)	(165)	82	304	(c),(d),(e),(f)	221	66	(c),(d),(e)	1,197	(h)	572
Total Expenses	12,125	7,558	190	(182)		7,566	6,064		1,197		26,952

Earnings/(Loss) Before Income Taxes	4,463	3,715	(162)	164		3,717	(6,064)		(1,197)		919
Provision for income taxes	674	742	—	28	(g)	770	(1,364)	(f)	(269)	(i)	(190)
Net Earnings/(Loss)	3,789	2,973	(162)	136		2,947	(4,700)		(928)		1,109
Noncontrolling Interest	29	—	—	—		—	—		—		29
Net Earnings/(Loss) Attributable to Controlling Interests	$3,760	$2,973	$(162)	$136		$2,947	$(4,700)		$(928)		$1,080

Earnings per Common Share:
Basic	$2.30	$4.12									$0.46	(g)
Diluted	$2.30	$4.02									$0.45	(g)

Weighted Average Shares:
Basic	1,633	722									2,332	(g)
Diluted	1,637	740									2,373	(g)

The accompanying notes are an integral part of these unaudited pro forma condensed combined financial statements. Amounts may not add due to rounding.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF EARNINGS/(LOSS)
FOR THE YEAR ENDED DECEMBER 31, 2017
(dollars in millions, except share and per share amounts)

	Historical
	Bristol- Myers Squibb	Celgene after reclassification (Note 4)	Juno after reclassification (Note 8)	Juno acquisition and financing adjustments (Note 10)	Notes	Pro forma Celgene and Juno	Celgene merger adjustments (Note 7)	Notes	Celgene merger financing adjustments (Note 7)	Notes	Pro forma combined company
Net product sales	$19,258	$12,792	$—	$—		$12,792	$—		$—		$32,050
Alliance and other revenues	1,518	30	112	(86)	(a)	56	—		—		1,574
Total Revenues	20,776	12,822	112	(86)		12,848	—		—		33,624

Cost of products sold	6,066	526	—	—		526	8,336	(a),(b)	—		14,928
Marketing, selling and administrative	4,687	2,941	108	—		3,049	—		—		7,736
Research and development	6,411	5,998	383	32	(a),(b)	6,413	(160)	(b)	—		12,664
Other (income)/expense, net	(1,519)	(957)	64	178	(d),(e)	(715)	67	(c),(d), (e)	1,500	(h)	(666)
Total Expenses	15,645	8,508	555	210		9,273	8,243		1,500		34,662

Earnings/(Loss) Before Income Taxes	5,131	4,314	(443)	(296)		3,575	(8,243)		(1,500)		(1,038)
Provision for income taxes	4,156	1,374	(6)	(281)	(g)	1,087	(2,967)	(f)	(548)	(i)	1,729
Net Earnings/(Loss)	975	2,940	(437)	(15)		2,488	(5,276)		(953)		(2,766)
Noncontrolling Interest	(32)	—	—	—		—	—		—		(32)
Net Earnings/(Loss) Attributable to Controlling Interests	$1,007	$2,940	$(437)	$(15)		$2,488	$(5,276)		$(953)		$(2,734)

Earnings per Common Share:
Basic	$0.61	$3.77									$(1.17)	(g)
Diluted	$0.61	$3.64									$(1.17)	(g)

Weighted Average Shares:
Basic	1,645	779									2,344	(g)
Diluted	1,652	809									2,344	(g)

The accompanying notes are an integral part of these unaudited pro forma condensed combined financial statements. Amounts may not add due to rounding.

NOTES TO THE UNAUDITED PRO FORMA CONDENSED
COMBINED FINANCIAL STATEMENTS
(dollars in millions, except share and per share amounts)

1.	Description of the Celgene merger and Juno acquisition

Proposed merger with Celgene

On January 2, 2019, Bristol-Myers Squibb entered into a definitive merger agreement under which Bristol-Myers Squibb will acquire Celgene. Under the terms of the merger agreement, Celgene stockholders, other than holders of excluded stock and dissenting stock, will receive one share of Bristol-Myers Squibb common stock and $50.00 in cash in exchange for each share of Celgene common stock exchanged in the transaction, as well as one CVR, which will entitle the holder to receive a one-time potential payment of $9.00 in cash upon FDA approval of all three of (1) Ozanimod (by December 31, 2020), (2) JCAR017 (by December 31, 2020) and (3) bb2121 (by March 31, 2021), in each case for a specified indication.

Based on the closing price of Bristol-Myers Squibb common stock of $52.43 on January 2, 2019, the last trading day before the public announcement of the proposed Celgene merger, the upfront consideration represented approximately $102.43 in value for each share of Celgene common stock (without considering any potential CVR payout).

The transaction is subject to approval by Bristol-Myers Squibb and Celgene stockholders and the satisfaction of customary closing conditions and regulatory approvals. Bristol-Myers Squibb and Celgene expect to complete the transaction in the third quarter of 2019.

Juno acquisition

On March 6, 2018, Celgene acquired all of the outstanding shares of Juno, resulting in Juno becoming Celgene’s wholly-owned subsidiary. Total consideration for the acquisition was approximately $10.4 billion, consisting of $9.1 billion for common stock outstanding, $966 million for the fair value of Celgene’s pre-existing investment in Juno and $367 million for the portion of equity compensation attributable to the pre-combination service period.

2.	Basis of presentation

The unaudited pro forma condensed combined financial information was prepared using the acquisition method of accounting and was based on the historical financial statements of Bristol-Myers Squibb, Celgene and Juno. Certain reclassifications have been made to the historical financial statements of Celgene and Juno to conform to Bristol-Myers Squibb’s presentation, which are discussed in more detail in “Note 4. Historical Celgene” and “Note 8. Historical Juno.”

The acquisition method of accounting is based on ASC 805, Business Combinations, and uses the fair value concepts as defined in ASC 820, Fair Value Measurement.

ASC 805 requires, among other things, that most assets acquired and liabilities assumed be recognized at their fair values as of the acquisition date and that the fair value of in-process research and development, which is referred to in this joint proxy statement/prospectus as IPR&D, be recorded on the balance sheet regardless of the likelihood of success as of the acquisition date. In addition, ASC 805 establishes that the consideration transferred be measured at the closing date of the acquisition at the then-current market price; this particular requirement will likely result in a per share equity component that is different from the amount assumed in these unaudited pro forma condensed combined financial statements, and that difference may be material.

ASC 820 defines the term “fair value” and sets forth the valuation requirements for any asset or liability measured at fair value. Fair value is defined in ASC 820 as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.” This is an exit price concept for the valuation of the asset or liability. In addition, market participants are assumed to be buyers and sellers in the principal (or the most advantageous) market for the asset or liability. Fair value measurements for an asset assume the highest and best use by these market participants. As a result of these standards, Bristol-Myers Squibb may be required to record assets which are not intended to be used or sold and/or to value assets at fair value measures that do not reflect Bristol-Myers Squibb’s intended use of those assets. Many of these fair value measurements can be highly subjective and it is also possible that other professionals, applying reasonable judgment to the same facts and circumstances, could develop and support a range of alternative estimated amounts.

Under ASC 805, acquisition-related transaction costs are not included as a component of consideration transferred but are accounted for as expenses in the period in which the costs are incurred. Total combination related transaction costs (excluding financing fees) in connection with the Celgene merger are estimated to be approximately $425 million. As there is no continuing impact, the impact of these costs is not included in the unaudited pro forma condensed combined statements of earnings. These anticipated combination related transaction costs are reflected in the unaudited pro forma condensed combined balance sheet as a reduction to cash and (a) retained earnings for transaction costs expected to be incurred by Bristol-Myers Squibb and (b) a corresponding reduction of the historical book value of net assets for transaction costs expected to be incurred by Celgene. No combination related transaction costs in connection with the Celgene merger were incurred by either Bristol-Myers Squibb or Celgene during the periods presented in the unaudited pro forma condensed combined financial statements.

3.	Accounting policies

The unaudited pro forma condensed combined financial statements do not assume any differences in accounting policies, except as described below, as Bristol-Myers Squibb is not aware of any differences that would have a material impact on the unaudited pro forma condensed combined financial statements. Further review of Celgene’s detailed accounting policies following the consummation of the combination may identify additional differences between the accounting policies of the two companies that, when conformed, could have a material impact on the financial statements of the combined company. Certain reclassifications have been made to the historical financial statements of Celgene and Juno to conform to Bristol-Myers Squibb’s presentation, which are discussed in more detail in “Note 4. Historical Celgene” and “Note 8. Historical Juno.”

Celgene adopted Accounting Standards Update No. 2017-12 – Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities effective January 1, 2017, and Bristol-Myers Squibb adopted this guidance effective January 1, 2018. The impact of adoption resulted in an increase of $115 million to Celgene’s pre-tax and net income for the year ended December 31, 2017. The unaudited pro forma condensed combined statement of earnings reflects an adjustment to remove the impact of the adoption for the year ended December 31, 2017 in order to conform with Bristol-Myers Squibb’s adoption effective January 1, 2018. Refer to “Note 7. Pro forma adjustments to the unaudited pro forma condensed combined statements of earnings in connection with the Celgene merger” for more information.

4.	Historical Celgene

Certain reclassifications have been made to the historical financial statements of Celgene to conform to Bristol-Myers Squibb’s presentation as follows:

Unaudited pro forma condensed combined balance sheet as of September 30, 2018

	Celgene before reclassification	Reclassification	Notes	Celgene after reclassification
ASSETS
Current Assets:
Cash and cash equivalents	$2,480	$—		$2,480
Debt securities available-for-sale	66	(66)	(1)	—
Equity investments with readily determinable fair values	1,832	(1,832)	(1)	—
Marketable securities	—	1,898	(1)	1,898
Receivables	2,120	—		2,120
Inventories	510	—		510
Prepaid expenses and other	819	—		819
Total Current Assets	7,827	—		7,827
Property, plant and equipment	1,313	—		1,313
Goodwill	8,004	—		8,004
Other intangible assets	16,342	—		16,342
Deferred income taxes	—	—		—
Marketable securities	—	—		—
Other assets	729	—		729
Total Assets	$34,215	$—		$34,215

LIABILITIES
Current Liabilities:
Short-term debt obligations	$502	$—		$502
Accounts payable	292	—		292
Accrued liabilities	2,705	—		2,705
Deferred income	79	—		79
Income taxes payable	105	—		105
Total Current Liabilities	3,683	—		3,683
Deferred income	74	—		74
Income taxes payable	2,451	—		2,451
Deferred income taxes	2,811	—		2,811
Pension and other liabilities	594	—		594
Long-term debt	19,742	—		19,742
Total Liabilities	$29,355	$—		$29,355

EQUITY
Shareholders’ Equity:
Preferred stock	—	—		—
Common stock	10	—		10
Capital in excess of par value of stock	14,756	—		14,756
Accumulated other comprehensive loss	(77)	—		(77)
Retained earnings	16,486	—		16,486
Less cost of treasury stock	(26,315)	—		(26,315)
Total Shareholders’ Equity	4,860	—		4,860
Noncontrolling interest	—	—		—
Total Equity	4,860	—		4,860
Total Liabilities and Equity	$34,215	$—		$34,215
(1)	Reclassification of “Debt securities available-for-sale” ($66 million) and “Equity investments with readily determinable fair values” ($1,832 million) to “Marketable securities.”

Unaudited pro forma condensed combined statement of earnings for the nine-month period ended September 30, 2018

	Celgene before reclassification	Reclassification	Notes	Celgene after reclassification
Net product sales	$11,229	$29	(1)	$11,258
Alliance and other revenues	15	—		15
Total Revenues	11,244	29		11,273

Cost of products sold	418	267	(1),(2)	685
Marketing, selling and administrative	2,400	—		2,400
Research and development	4,535	103	(2)	4,638
Amortization of acquired intangible assets	341	(341)	(2)	—
Acquisition related charges and restructuring, net	166	(166)	(3)	—
Interest and investment income, net	(30)	30	(3)	—
Interest expense	551	(551)	(3)	—
Other (income)/expense, net	(852)	687	(3)	(165)
Total Expenses	7,529	29		7,558

Earnings/(Loss) Before Income Taxes	3,715	—		3,715
Provision for income taxes	742	—		742
Net Earnings/(Loss)	2,973	—		2,973
Noncontrolling Interest	—	—		—
Net Earnings/(Loss) Attributable to Controlling Interests	$2,973	$—		$2,973
(1)	Reclassification of loss on foreign currency cash flow hedges ($29 million) from “Net product sales” to “Cost of products sold.”
(2)	Reclassification of “Amortization of acquired intangible assets” to “Cost of products sold” ($238 million) and to “Research and development” ($103 million).
(3)	Reclassification of “Acquisition related charges and restructuring, net” ($166 million), “Interest and investment income, net” ($30 million), and “Interest expense” ($551 million) to “Other (income)/expense, net.”

Unaudited pro forma condensed combined statement of earnings for the year ended December 31, 2017

	Celgene before reclassification	Reclassification	Notes	Celgene after reclassification
Net product sales	$12,973	$(181)	(1)	$12,792
Alliance and other revenues	30	—		30
Total Revenues	13,003	(181)		12,822

Cost of products sold	461	65	(1),(2)	526
Marketing, selling and administrative	2,941	—		2,941
Research and development	5,915	83	(2)	5,998
Amortization of acquired intangible assets	329	(329)	(2)	—
Acquisition related charges and restructuring, net	(1,350)	1,350	(3)	—
Interest and investment income, net	(105)	105	(3)	—
Interest expense	522	(522)	(3)	—
Other (income)/expense, net	(24)	(933)	(3)	(957)
Total Expenses	8,689	(181)		8,508

Earnings/(Loss) Before Income Taxes	4,314	—		4,314
Provision for income taxes	1,374	—		1,374
Net Earnings/(Loss)	2,940	—		2,940
Noncontrolling Interest	—	—		—
Net Earnings/(Loss) Attributable to Controlling Interests	$2,940	$—		$2,940
(1)	Reclassification of gain on foreign currency cash flow hedges ($181 million) from “Net product sales” to “Cost of products sold.”

(2)	Reclassification of “Amortization of acquired intangible assets” to “Cost of products sold” ($246 million) and to “Research and development” ($83 million).
(3)	Reclassification of “Acquisition related charges and restructuring, net” ($1,350 million), “Interest and investment income, net” ($105 million), and “Interest expense” ($522 million) to “Other (income)/expense, net.”
5.	Estimate of consideration expected to be transferred in the Celgene merger and preliminary purchase price allocation

The following is a preliminary estimate of the consideration expected to be transferred to effect the proposed merger with Celgene:

Celgene shares outstanding at September 30, 2018 (millions)	698.9
Cash per share	$50.00
Cash consideration for outstanding shares	$34,945

Celgene shares outstanding at September 30, 2018 (millions)	698.9
Exchange ratio	1.00
Equivalent Bristol-Myers Squibb shares (millions)	698.9
Closing price of Bristol-Myers Squibb common stock on January 24, 2019	$49.02
Estimated fair value of share consideration	$34,260

Celgene shares outstanding at September 30, 2018 (millions)	698.9
Exchange ratio	1.00
Equivalent CVRs (millions)	698.9
Estimated CVR fair value per share	$3.75
Estimated fair value of CVRs	$2,621

Estimated fair value of replacement options	$1,644
Estimated fair value of replacement restricted share awards	$432
Estimated fair value of CVRs issued to option and share award holders	$136
Estimated fair value of share-based compensation awards attributable to pre-combination service	$2,212

Estimated fair value of total consideration to be transferred	$74,038

The preliminary estimate of consideration expected to be transferred reflected in these unaudited pro forma condensed combined financial statements does not purport to represent what the actual consideration transferred will be when the Celgene merger is completed. For purposes of these unaudited pro forma condensed combined financial statements, the market price per share of Bristol-Myers Squibb common stock on January 24, 2019 and the Celgene shares of common stock and share-based compensation awards outstanding as of September 30, 2018 were used to calculate the estimate of consideration expected to be transferred. However, the fair value of equity securities issued as the consideration transferred will be measured using the market price per share of Bristol-Myers Squibb common stock on the closing date. Assuming a 10% change in the closing price per share of the Bristol-Myers Squibb common stock, the estimated fair value of share consideration transferred would increase or decrease by approximately $3.4 billion, which would be reflected in these unaudited pro forma condensed combined financial statements as an increase or decrease to goodwill.

The preliminary estimate of the fair value of the CVRs was determined by applying a probability weighting to the potential $9.00 per share payment reflecting the probability of achieving all three necessary approvals. The probability-weighted value was then discounted to present value using a credit risk-adjusted discount rate.

The preliminary estimate of the fair value of share-based compensation awards relates to certain options to purchase shares of Celgene common stock that will be converted into Bristol-Myers Squibb options to purchase shares of Bristol-Myers Squibb common stock and Celgene restricted share awards and performance-based restricted share awards, collectively referred to in this joint proxy statement/prospectus as the share awards, that will be converted into Bristol-Myers Squibb restricted share awards. Celgene performance-based restricted share awards with respect to shares of Celgene common stock will be converted into Bristol-Myers Squibb restricted share awards based on a pro rata performance measure to target. Additionally, holders of certain Celgene options to purchase Celgene common stock and share awards with respect to shares of Celgene common stock will also receive CVRs based on terms specified in the merger agreement. The fair value of the Bristol-Myers Squibb options, restricted share awards and CVRs attributable to pre-combination service will be recognized as part of the purchase consideration transferred.

The number of Bristol-Myers Squibb shares issued to holders of Celgene common stock and replacement share-based compensation awards is dependent on the number of Celgene shares of common stock, options to purchase shares of Celgene common stock and share awards with respect to shares of Celgene common stock outstanding on the closing date of the merger.

The following is a preliminary estimate of the assets to be acquired and liabilities to be assumed by Bristol-Myers Squibb in the Celgene merger, reconciled to the estimate of consideration expected to be transferred:

Cash and cash equivalents		$2,255
Marketable securities		1,898
Receivables		2,120
Inventories	(a)	3,460
Prepaid expenses and other		819
Property, plant and equipment	(b)	1,313
Other intangible assets	(c)	81,980
Other assets		725
Accounts payable and accrued liabilities		(3,076)
Income taxes		(2,556)
Deferred income taxes	(d)	(18,194)
Other liabilities		(668)
Debt	(e)	(19,816)
Goodwill	(f)	23,778
Estimate of consideration expected to be transferred		$74,038
(a)	A preliminary fair value estimate of $3,460 million has been assigned to inventories to be acquired. The pro forma fair value adjustment to inventories is based on the book value of Celgene’s inventories as of September 30, 2018, adjusted as follows:
•	Finished goods are valued at the estimated selling prices less the sum of the costs of disposal and a reasonable profit margin for the selling effort;
•	Work in process is valued at the estimated selling prices upon completion less the sum of costs to complete the manufacturing of the relevant product, costs of disposal and a reasonable profit margin for the completion and selling effort; and
•	Raw materials are valued at estimated current replacement costs.

Assumptions as to the estimated selling prices, the margins to be achieved, the level of remaining completion and selling effort and the profits associated with the completion and selling efforts have been made by Bristol-Myers Squibb in determining the fair value estimate of Celgene’s inventories for purposes of these unaudited pro forma condensed combined financial statements.

(b)	A preliminary fair value estimate of $1,313 million, equivalent to the current net book value, has been assigned to property, plant and equipment to be acquired, primarily consisting of buildings, machinery and equipment, computer software and equipment and construction in progress. At the date of consummation of the combination, property, plant and equipment is required to be measured at fair value, unless those assets are classified as held-for-sale on the closing date of the combination. Bristol-Myers Squibb has only limited information at this time as to the specific nature, age, condition or location of the buildings, machinery and equipment, computer software and equipment and construction-in-progress. All of these factors can cause differences between the fair value and current net book value, and such differences could be material.
(c)	A preliminary fair value estimate of $81,980 million has been assigned to identifiable intangible assets acquired, consisting of currently marketed product rights and IPR&D.

The fair value of identifiable intangible assets is determined using an income-based method referred to as the multi-period excess earnings method. The more significant assumptions inherent in the application of this method include: the amount and timing of projected future cash flows (including revenue, cost of sales, research and development costs, sales and marketing expenses, and income taxes), the level of and return for other assets that contribute to the subject assets’ ability to generate cash flows, and the discount rate selected to measure the risks inherent in the future cash flows.

The estimated fair value of the identifiable intangible assets and a preliminary estimate of their weighted average useful lives are as follows:

	Estimated fair value	Weighted average estimated useful life
Currently marketed product rights	$52,600	6.3
IPR&D*	29,380	N/A
Total	$81,980
*	Acquired IPR&D assets are initially recognized at fair value and are classified as indefinite-lived assets until the successful completion or abandonment of the associated research and development efforts. Accordingly, during the research and development period after the closing date of the combination, these assets will not be amortized into earnings; instead these assets will be subject to periodic impairment testing. Upon successful completion of the development process for an acquired IPR&D project, determination as to the useful life of the asset will be made; at that point in time, the asset would then be considered a finite-lived intangible asset and Bristol-Myers Squibb would begin to amortize the asset into earnings.
(d)	Represents the preliminary estimate of deferred income taxes primarily resulting from the fair value adjustments for inventory, identifiable intangible assets, and debt as well as the replacement options and share awards issued. This estimate was determined based on the fair value adjustments at an estimated 22.5% U.S. federal and state statutory tax rate. This estimate of deferred income taxes is preliminary and is subject to change based upon Bristol-Myers Squibb’s final determination of the fair values of assets acquired and liabilities assumed and the statutory tax rates in the jurisdictions where the assets and liabilities driving taxable income are generated.
(e)	The preliminary fair value estimate of $19,816 million has been assigned to Celgene’s outstanding indebtedness to be assumed as part of the Celgene merger, derived from closing prices for such indebtedness as of September 30, 2018.
(f)	The preliminary estimate of goodwill arising from the combination is $23,778 million. Goodwill is calculated as the difference between the fair value of the consideration expected to be transferred and the fair values assigned to the assets acquired and liabilities assumed. Goodwill represents the going-concern value associated with future product discovery beyond the existing pipeline and platforms and the value of synergies expected to benefit Bristol-Myers Squibb outside of the context of the identifiable assets as well as the deferred tax consequences of the fair value adjustments recorded for financial statement purposes.

The acquisition method of accounting is dependent upon certain valuations that are provisional and subject to change. Accordingly, the pro forma adjustments are preliminary and made solely for the purpose of providing these unaudited pro forma condensed combined financial statements. Differences between these preliminary estimates and the final acquisition accounting will occur and these differences could have a material impact on the accompanying unaudited pro forma condensed combined financial statements and the future results of operations and financial position of the combined company.

6.	Pro forma adjustments to the unaudited pro forma condensed combined balance sheet in connection with the Celgene merger

The unaudited pro forma condensed combined balance sheet reflects the proposed combination of Bristol-Myers Squibb and Celgene using the acquisition method of accounting as of September 30, 2018. This note should be read in conjunction with “Note 1. Description of the Celgene merger and Juno acquisition,” “Note 2. Basis of presentation” and “Note 5. Estimate of consideration expected to be transferred in the Celgene merger and preliminary purchase price allocation.”

Celgene merger adjustments

Adjustments included in the column under the heading “Celgene merger adjustments” represent the following:

(a)	Estimated cash consideration expected to be transferred

Represents the adjustment to record the cash portion of the merger consideration, estimated to be $34,945 million.

(b)	Estimated fair value of share consideration expected to be transferred

Represents the adjustment to record the equity portion of the merger consideration, estimated to be $34,260 million ($70 million increase to common stock and $34,190 million increase to capital in excess of par value of stock).

(c)	Estimated fair value of CVRs

Represents the adjustment to record the fair value of the CVRs transferred as part of the merger consideration, estimated to be $2,757 million ($2,621 million issued to Celgene stockholders and $136 million issued to certain option and share award holders).

(d)	Estimated fair value of share-based compensation awards

Represents the adjustment to record the fair value of the replacement share-based compensation awards transferred as part of the merger consideration, estimated to be $2,076 million ($1,644 million for options and $432 million for restricted share awards).

(e)	Intangible assets

Represents the adjustment to record Celgene’s intangible assets at their estimated fair value of $81,980 million and to eliminate the book value of Celgene’s historical intangible assets ($16,342 million).

(f)	Inventories

Represents the adjustment required to record Celgene’s inventory at its estimated fair value of $3,460 million. Bristol-Myers Squibb will reflect the increased value of inventory in cost of products sold as the acquired inventory is sold which, for purposes of these unaudited pro forma condensed combined financial statements, is assumed to occur within the first 12 months following the completion of the combination. As there is no continuing impact of the inventory step-up on Bristol-Myers Squibb’s results, the impact on cost of products sold of the recognition of the step-up in value of acquired inventory is not included in the unaudited pro forma condensed combined statements of earnings.

(g)	Short-term and Long-term debt

Represents the adjustment to record Celgene’s assumed short-term and long-term debt at their estimated fair values of $498 million and $19,318 million, respectively, and to eliminate Celgene’s historical deferred financing costs.

(h)	Deferred taxes

Represents the preliminary estimate of deferred income taxes primarily resulting from the fair value adjustments for inventory, identifiable intangible assets, and debt as well as the replacement options and share awards issued. This estimate was determined based on the fair value adjustments at an estimated 22.5% U.S. federal and state statutory tax rate. Pro forma adjustments to the Celgene deferred taxes, primarily resulting from the fair value adjustments for inventory, identifiable intangible assets and debt, are reflected within deferred income tax liabilities and pro forma adjustments to the Bristol-Myers Squibb deferred taxes, primarily resulting from the replacement options and share awards issued, are reflected within deferred income tax assets within the unaudited pro forma condensed combined balance sheet. This estimate of deferred income taxes is preliminary and is subject to change based upon Bristol-Myers Squibb’s final determination of the fair values of assets acquired and liabilities assumed and the statutory tax rates in the jurisdictions where the assets and liabilities driving taxable income are generated.

(i)	Transaction costs

Represents estimated transaction costs (excluding costs associated with acquisition financing) related to the combination of $425 million that were not previously recorded in the historical combined financial statements. As there is no continuing impact, the impact of these costs is not included in the unaudited pro forma condensed combined statements of earnings.

•	Costs expected to be incurred by Bristol-Myers Squibb ($200 million), net of related taxes ($23 million) are reflected as a reduction of retained earnings in the unaudited pro forma condensed combined balance sheet.
•	Costs expected to be incurred by Celgene ($225 million), net of related taxes ($25 million) are reflected as a reduction of the historical book value of Celgene’s net assets in the unaudited pro forma condensed combined balance sheet.
(j)	Celgene retention payments

Represents the adjustment to recognize certain Celgene retention payments which are triggered by a change of control ($45 million) net of estimated related taxes ($10 million). As there is no continuing impact, the impact of these costs is not included in the unaudited pro forma condensed combined statements of earnings. The adjustment is reflected as a reduction of retained earnings in the unaudited pro forma condensed balance sheet. Severance and other integration related restructuring costs have not been reflected in these unaudited pro forma condensed combined financial statements given the preliminary nature of these anticipated actions.

(k)	Shareholders’ equity

Represents the adjustment to eliminate Celgene’s historical stockholders’ equity.

Celgene merger financing adjustments

Adjustments included in the column under the heading “Celgene merger financing adjustments” reflect the bridge facility and term loan agreement, each as described below.

Bridge Facility

On January 2, 2019, Bristol-Myers Squibb entered into a bridge facility providing for up to $33.5 billion of committed financing in connection with the Celgene merger. Borrowings under the bridge facility are expected to initially bear interest at the rate of LIBOR plus 87.5 basis points, subject to adjustment based on the public ratings of Bristol-Myers Squibb’s non-credit enhanced senior unsecured long-term debt and subject to increases of 25 basis points for each 90-day period the bridge facility is outstanding, up to one year. In addition, in order to secure commitments under the bridge facility, Bristol-Myers Squibb agreed to pay certain structuring and funding fees, which are amortized over the periods presented in the unaudited pro forma condensed combined statements of earnings. Other one-time fees are not included in the unaudited pro forma condensed combined statements of earnings as there is no continuing impact. These one-time fees have been reflected as a reduction to retained earnings in the unaudited pro forma condensed combined balance sheet. The bridge facility expires no later than one year from the closing date of the Celgene merger.

The financing commitments in respect of the bridge facility were reduced to $25.5 billion when the term loan facility (as defined below) was executed and may be further automatically reduced, subject to certain exceptions and limitations, on a dollar-for-dollar basis by the net cash proceeds of any issuance of notes that may be completed by Bristol-Myers Squibb. The financing commitments of the bridge facility commitment parties are currently undrawn and are subject to various conditions set forth in the bridge commitment letter.

Term Loan Agreement

On January 18, 2019, Bristol-Myers Squibb entered into a term loan agreement consisting of senior unsecured term loan commitments in an aggregate principal amount of $8.0 billion that reduces the $33.5 billion bridge facility described above by the same amount. Bristol-Myers Squibb intends to utilize the term loan facility to fund $8.0 billion of the cash consideration for the Celgene merger. The term loan facility includes a $1.0 billion 364-day tranche, $4.0 billion three-year tranche, and $3.0 billion five-year tranche.

The pro forma adjustments related to the bridge facility and term loan facility represent the following:

(l)	Financing

Represents the drawdown of $25.5 billion of borrowings under the bridge facility and $8.0 billion of borrowings under the term loan facility to fund a portion of the cash consideration and related transaction costs. The unaudited pro forma condensed combined balance sheet presents the borrowings under the bridge facility ($25.5 billion) and the 364-day tranche of the term loan facility ($1.0 billion) as short-term borrowings and the borrowings under the three-year and five-year tranches of the term loan facility ($4.0 billion and $3.0 billion, respectively) as long-term debt.

Bristol-Myers Squibb ultimately does not expect to utilize the bridge facility, and expects to be able to obtain more cost-effective, permanent debt financing at a later date. However, there are no assurances at this time that Bristol-Myers Squibb will be able to do so, as any such future financings will be subject to prevailing market conditions. Accordingly, the accompanying unaudited pro forma condensed combined financial information reflects the higher cost of borrowings under the bridge facility.

(m)	Financing costs

Represents one-time financing-related transaction fees associated with the bridge facility (estimated at $574 million) net of estimated related taxes ($129 million). As there is no continuing impact, the impact of these costs is not included in the unaudited pro forma condensed combined statements of earnings. The adjustment is reflected as a reduction of retained earnings in the unaudited pro forma condensed combined balance sheet.

Amortizable financing-related transaction fees associated with the bridge facility (estimated at $283 million) and the term loan facility (estimated at $11 million) are reflected as a reduction to the carrying value of the related loans ($284 million within short-term borrowings and $10 million within long-term debt).

7.	Pro forma adjustments to the unaudited pro forma condensed combined statements of earnings in connection with the Celgene merger

The unaudited pro forma condensed combined statements of earnings reflect the proposed combination of Bristol-Myers Squibb and Celgene using the acquisition method of accounting as of January 1, 2017. This note should be read in conjunction with “Note 1. Description of the Celgene merger and Juno acquisition,” “Note 2. Basis of presentation” and “Note 5. Estimate of consideration expected to be transferred in the Celgene merger and preliminary purchase price allocation.”

Celgene merger adjustments

Adjustments included in the column under the heading “Celgene merger adjustments” represent the following:

(a)	Conformity of the adoption date of new hedge accounting standard

Celgene adopted Accounting Standards Update No. 2017-12 – Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities effective January 1, 2017, and Bristol-Myers Squibb adopted this standard effective January 1, 2018. The impact of adoption resulted in an increase of $115 million to Celgene’s pre-tax and net income for the year ended December 31, 2017. The unaudited pro forma condensed combined statement of earnings reflects a $115 million increase to “Cost of products sold” to remove the impact of the adoption for the year ended December 31, 2017 in order to conform with Bristol-Myers Squibb’s adoption effective January 1, 2018.

(b)	Amortization of intangibles

Reflects the adjustment to amortization expense to:

(i)	include an estimate of intangible asset amortization based on the straight-line method and an estimated weighted average useful life of 6.3 years for acquired definite-lived intangible assets of $6,355 million for the nine-month period ended September 30, 2018 and $8,474 million for the year ended December 31, 2017 within “Cost of products sold”;
(ii)	eliminate Celgene’s historical intangible asset amortization expense of $345 million for the nine-month period ended September 30, 2018 ($242 million within “Cost of products sold” and $103 million within “Research and development”) and $336 million for the year ended December 31, 2017 ($253 million within “Cost of products sold” and $83 million within “Research and development”); and
(iii)	eliminate Celgene’s pro forma adjustment to intangible asset amortization for Juno’s acquired definite-lived intangible assets of $12 million for the period from January 1, 2018 through March 5, 2018 and $77 million for the year ended December 31, 2017 within “Research and development.” Refer to “Note 10. Pro forma adjustments to the unaudited pro forma condensed combined statements of earnings in connection with the Juno acquisition and financing” for more information.

For each $1 billion increase or decrease in the fair value of definite-lived intangible assets assuming a weighted-average useful life of 6.3 years, annual amortization expense would increase or decrease by approximately $160 million.

(c)	Amortization of fair value of debt

Reflects estimated amortization of $41 million for the nine-month period ended September 30, 2018 and $58 million for the year ended December 31, 2017 associated with the decrease in Celgene’s debt to fair value which is amortized over the weighted-average remaining life of the obligations.

(d)	Elimination of amortization of deferring financing costs

Reflects the adjustment for the elimination of historical Celgene amortization of deferred financing costs of $9 million for the nine-month period ended September 30, 2018 and $11 million for the year ended December 31, 2017.

(e)	Interest income

Reflects an estimate of foregone interest income on available cash, cash equivalents and marketable securities based on the use as a source of liquidity to fund the acquisition of $33 million for the nine-month period ended September 30, 2018 and $20 million for the year ended December 31, 2017. The estimate was calculated using a weighted-average interest rate of 1.6% for the nine-month period ended September 30, 2018 and 0.7% for the year ended December 31, 2017, derived from actual interest rates realized by Bristol-Myers Squibb in the respective period.

(f)	Income tax provision

Reflects the income tax impact of the pro forma adjustments, primarily related to the amortization of intangible assets and the fair value of debt. An estimated U.S. federal and state statutory tax rate of 22.5% for the nine-month period ended September 30, 2018 and 36.5% for the year ended December 31, 2017 were applied to the applicable pro forma adjustments. The effective tax rate of the combined company could be significantly different than the statutory tax rate assumed for purposes of preparing the unaudited pro forma condensed combined financial statements for a variety of factors such as the mix of post-acquisition income and other activities.

(g)	Weighted average number of shares and Earnings per share

The unaudited pro forma combined basic earnings per share for the periods presented have been adjusted by the 698.9 million Bristol-Myers Squibb common shares expected to be issued in connection with the proposed combination with Celgene, which are assumed outstanding for the nine-month period ended September 30, 2018 and the year ended December 31, 2017 for pro forma purposes. The unaudited pro forma diluted earnings per share for the nine-month period ended September 30, 2018 has also been adjusted by the dilutive Celgene share-based awards based on the exchange ratio. The unaudited pro forma diluted earnings per share for the year ended December 31, 2017 is equal to the unaudited pro forma basic earnings per share due to the pro forma net loss for the combined company, which would cause the impact of share-based awards to be anti-dilutive.

Celgene merger financing adjustments

Adjustments included in the column under the “Celgene merger financing adjustments” represent the following:

(h)	Interest expense

Interest expense for the nine-month period ended September 30, 2018 consists of (i) contractual interest expense ($845 million) for the bridge facility using a weighted average interest rate of 4.42%, (ii) contractual interest expense ($228 million) for the term loan facility using a weighted average interest rate of 3.79%, (iii) amortization of financing costs ($121 million) for the bridge facility and (iv) amortization of financing costs ($3 million) for the term loan facility.

Interest expense for the year ended December 31, 2017 consists of (i) contractual interest expense ($1,031 million) for the bridge facility using a weighted average interest rate of 4.04%, (ii) contractual interest expense ($303 million) for the term loan facility using a weighted average interest rate of 3.79%, (iii) amortization of financing costs ($162 million) for the bridge facility and (iv) amortization of financing costs ($4 million) for the term loan facility.

Interest expense related to the 364-day bridge facility is included in the nine-month period ended September 30, 2018 and the year ended December 31, 2017 as the bridge facility is expected to be replaced by permanent financing. A one-eighth percent change in the interest rate would result in an increase or a decrease in the pro forma interest expense by $31 million for the nine-month period ended September 30, 2018 and $42 million for the year ended December 31, 2017.

(i)	Income tax provision

Reflects the income tax impact of the pro forma financing adjustments. An estimated U.S. federal and state statutory tax rate of 22.5% for the nine-month period ended September 30, 2018 and 36.5% for the year ended December 31, 2017 were applied to the applicable pro forma adjustments. The effective tax rate of the combined company could be significantly different than the statutory tax rate assumed for purposes of preparing the unaudited pro forma condensed combined financial statements for a variety of factors such as the mix of post-acquisition income and other activities.

8.	Historical Juno

Certain reclassifications have been made to the historical statements of earnings of Juno for the period from January 1, 2018 through March 5, 2018 and the year ended December 31, 2017 to conform to Bristol-Myers Squibb’s presentation as follows:

Unaudited pro forma condensed combined statement of earnings for the nine-month period ended September 30, 2018

	Juno before reclassification	Reclassification	Notes	Juno after reclassification
Net product sales	$—	$—		$—
Alliance and other revenues	28	—		28
Total Revenues	28	—		28

Cost of products sold	—	—		—
Marketing, selling and administrative	99	(70)	(1)	29
Research and development	94	(15)	(1)	79
Interest income, net	(2)	2	(2)	—
Interest expense	—	—		—
Other (income)/expense, net	(1)	83	(1),(2)	82
Total Expenses	190	—		190

Earnings/(Loss) Before Income Taxes	(162)	—		(162)
Provision for income taxes	—	—		—
Net Earnings/(Loss)	(162)	—		(162)
Noncontrolling Interest	—	—		—
Net Earnings/(Loss) Attributable to Controlling Interests	$(162)	$—		$(162)
(1)	Reclassification of transaction costs from “Marketing, selling and administrative” ($70 million) and “Research and development” ($15 million) to “Other (income)/expense, net.”
(2)	Reclassification of “Interest income, net” ($2 million) to “Other (income)/expense, net.”

Unaudited pro forma condensed combined statement of earnings for the year ended December 31, 2017

	Juno before reclassification	Reclassification	Notes	Juno after reclassification
Net product sales	$—	$—		$—
Alliance and other revenues	112	—		112
Total Revenues	112	—		112

Cost of products sold	—	—		—
Marketing, selling and administrative	108	—		108
Research and development	452	(69)	(1)	383
Interest income, net	(8)	8	(2)	—
Interest expense	—	—		—
Other (income)/expense, net	3	61	(1),(2)	64
Total Expenses	555	—		555

Earnings/(Loss) Before Income Taxes	(443)	—		(443)
Provision for income taxes	(6)	—		(6)
Net Earnings/(Loss)	(437)	—		(437)
Noncontrolling Interest	—	—		—
Net Earnings/(Loss) Attributable to Controlling Interests	$(437)	$—		$(437)
(1)	Reclassification of success payments ($69 million) from “Research and development” to “Other (income)/expense, net.”
(2)	Reclassification of “Interest income, net” ($8 million) to “Other (income)/expense, net.”

9.	Fair value of consideration transferred in the Juno acquisition and preliminary purchase price allocation

The total consideration for the acquisition of Juno was $10.4 billion, which consisted of the following:

Cash paid for outstanding common stock at $87.00 per share	$9,101
Fair value of Celgene’s investment in Juno	966
Fair value of Juno’s equity awards attributable to pre-combination service	367
Estimated purchase price consideration	$10,434

The following is a preliminary estimate of the assets acquired and liabilities assumed by Celgene in the Juno acquisition, reconciled to the fair value of consideration transferred:

Working capital(a)	$437
In-process research and development (IPR&D)	6,980
Definite-lived intangible asset	1,260
Property, plant and equipment, net	144
Other non-current assets	46
Deferred tax liabilities, net	(1,530)
Other non-current liabilities	(41)
Goodwill	3,138
Total allocated estimated purchase price consideration	$10,434
(a)	Includes cash and cash equivalents, debt securities available-for-sale, accounts receivable, net of allowances, other current assets, accounts payable, accrued expenses and other current liabilities (including accrued litigation).
10.	Pro forma adjustments to the unaudited pro forma condensed combined statements of earnings in connection with the Juno acquisition and financing

The unaudited pro forma condensed combined statements of earnings reflect Celgene’s acquisition of Juno using the acquisition method of accounting as of January 1, 2017. This note should be read in conjunction with “Note 1. Description of the Celgene merger and Juno acquisition,” “Note 2. Basis of presentation” and “Note 9. Fair value of consideration transferred in the Juno acquisition and preliminary purchase price allocation.”

(a)	Elimination of transactions between Celgene and Juno

Reflects the elimination of amounts reflected in the historical consolidated statements of earnings from transactions between Celgene and Juno, comprised of (i) $18 million for the period from January 1, 2018 through March 5, 2018 and $86 million for the year ended December 31, 2017 within “Alliance and other revenues” and (ii) $11 million for the period from January 1, 2018 through March 5, 2018 and $45 million for the year ended December 31, 2017 within “Research and development.”

(b)	Amortization of intangibles

To adjust amortization expense within “Research and development” to (i) include an estimate of intangible asset amortization for acquired definite-lived intangible assets of $14 million for the period from January 1, 2018 through March 5, 2018 and $84 million for the year ended December 31, 2017 and (ii) to eliminate Juno’s historical intangible asset amortization expense of $2 million from January 1, 2018 through March 5, 2018 and $7 million for the year ended December 31, 2017.

(c)	Transaction costs

Reflects the elimination of Juno accelerated equity compensation expense associated with the post-combination service period ($196 million within “Marketing, selling and administrative” and $291 million within “Research and development”), the elimination of Celgene’s transaction costs ($92 million within “Other (income)/expense, net”) and the elimination of Juno’s transaction costs ($85 million within “Other (income)/expense, net”). The unaudited pro forma condensed combined financial information assumes that acquisition related transaction fees and costs, including accelerated one-time post combination share-based compensation related to the acquisition, are not expected to have a continuing impact and are excluded from the unaudited pro forma condensed combined statement of earnings through a pro forma adjustment.

(d)	Interest income

Reflects an estimate of foregone interest income on cash, cash equivalents and marketable securities based on the sale of marketable securities available-for-sale as an assumed source of liquidity to fund the acquisition of $8 million for the period from January 1, 2018 through March 5, 2018 and $60 million for the year ended December 31, 2017.

(e)	Interest expense

Celgene funded the acquisition through a combination of existing cash, cash equivalents, marketable securities and a portion of the February 2018 issuance of $4.5 billion of senior notes. The adjustment to interest expense consists of interest expense, amortization of debt issuance costs and other recurring financing costs associated with the $3.0 billion of debt incurred to fund the acquisition from January 1, 2017 through the debt issuance date of February 20, 2018. The adjustment to interest expense was $15 million for the period from January 1, 2018 through February 20, 2018 and $118 million for the year ended December 31, 2017.

(f)	Other (income)/expense, net

Elimination of increase of $458 million in the fair value of Celgene’s investment in Juno prior to the acquisition on March 6, 2018 to a fair value of $966 million, which is based on the offer price of $87.00 per share. Celgene’s investment in Juno was eliminated in the preliminary purchase price allocation.

(g)	Income tax provision

Statutory tax rates were applied, as appropriate, to each pro forma adjustment based on the jurisdiction in which the adjustment is expected to occur. An estimated U.S. federal statutory tax rate of 21% for the nine-month period ended September 30, 2018 and 35% for the year ended December 31, 2017 were applied to the applicable pro forma adjustments. The total effective tax rate of the combined company could be significantly different depending on the post-acquisition geographical mix of income and other factors.

COMPARATIVE PER SHARE MARKET PRICE AND DIVIDEND INFORMATION

Market Prices

The shares of Bristol-Myers Squibb common stock are traded on the NYSE under the symbol “BMY” and the shares of Celgene common stock are traded on Nasdaq under the symbol “CELG.” The following table sets forth, for the calendar periods indicated, the closing high and low sales prices per share of Bristol-Myers Squibb common stock as reported on the NYSE and the intra-day high and low sales prices per share of Celgene common stock as reported on Nasdaq.

	Shares of Bristol-Myers Squibb Common Stock		Shares of Celgene Common Stock
	High	Low	High	Low
2016:
First Calendar Quarter	$68.35	$58.87	$119.59	$93.05
Second Calendar Quarter	74.29	64.91	111.90	94.42
Third Calendar Quarter	76.77	53.87	117.90	98.25
Fourth Calendar Quarter	59.61	49.23	127.00	96.93
2017:
First Calendar Quarter	$60.13	$46.82	$127.64	$111.06
Second Calendar Quarter	57.33	51.66	135.18	113.63
Third Calendar Quarter	63.74	54.24	146.13	126.86
Fourth Calendar Quarter	65.35	59.94	147.17	94.55
2018:
First Calendar Quarter	$68.98	$59.92	$109.98	$84.95
Second Calendar Quarter	62.98	50.53	92.96	74.13
Third Calendar Quarter	62.25	55.19	95.30	78.15
Fourth Calendar Quarter	63.23	48.76	92.68	58.59
2019:
First Calendar Quarter (through January 31, 2019)	$52.43	$45.12	$88.80	$63.19

The following table sets forth the closing sale price per share of Bristol-Myers Squibb common stock as reported on the NYSE and price per share of Celgene common stock as reported on Nasdaq on January 2, 2019, the last trading day prior to the public announcement of the transaction, and on January 31, 2019, the most recent trading day prior to the date of this joint proxy statement/prospectus for which this information was available. The table also shows the implied upfront value of the merger consideration for each share of Celgene common stock (without considering any potential CVR payout) as of the same two dates. This implied value was calculated by multiplying the closing sale price of a share of Bristol-Myers Squibb common stock on the relevant date by the exchange ratio and adding $50.00, the cash component of the merger consideration.

	Shares of Bristol-Myers Squibb Common Stock	Shares of Celgene Common Stock	Implied Per Share Value of Merger Consideration (Without CVR)
January 2, 2019	$52.43	$66.64	$102.43
January 31, 2019	$49.37	$88.46	$99.37

The market prices of shares of Bristol-Myers Squibb common stock and shares of Celgene common stock have fluctuated since the date of the announcement of the merger agreement and will continue to fluctuate from the date of this joint proxy statement/prospectus to the dates of the Bristol-Myers Squibb special meeting and the Celgene special meeting and the date the merger is completed. No assurance can be given concerning the market prices of shares of Bristol-Myers Squibb common stock or shares of Celgene common stock before completion of the merger or shares of Bristol-Myers Squibb common stock after completion of the merger. The exchange ratio is fixed in the merger agreement, but the market price of shares of Bristol-Myers Squibb common stock (and therefore the value of the merger consideration) when received by Celgene stockholders after the merger is completed could be greater than, less than or the same as shown in the table above. Accordingly, Celgene stockholders are advised to obtain current market quotations for shares of Bristol-Myers Squibb common stock and shares of Celgene common stock in deciding whether to vote for adoption of the merger agreement.

This information should be read together with the consolidated financial statements and related notes of Bristol-Myers Squibb and Celgene that are incorporated by reference in this document and with the unaudited pro forma combined financial data included under the section titled “Certain Unaudited Pro Forma Condensed Combined Financial Statements” beginning on page 58 of this joint proxy statement/prospectus.

Dividends

Bristol-Myers Squibb currently pays a quarterly dividend on shares of Bristol-Myers Squibb common stock and last paid a dividend on November 1, 2018 of $0.40 per share. On December 6, 2018, the BMS Board authorized a dividend of $0.41 per share, to be paid on February 1, 2019 to Bristol-Myers Squibb stockholders of record as of January 4, 2019. On December 6, 2018, the BMS Board also authorized a dividend of $0.50 per share on the Bristol-Myers Squibb $2.00 convertible preferred stock, to be paid March 1, 2019 to Bristol-Myers Squibb $2.00 convertible preferred stockholders of record as of February 5, 2019. Under the terms of the merger agreement, during the period before completion of the merger, Bristol-Myers Squibb is not permitted to declare, set aside or pay any dividend or other distribution other than its regular cash dividend in the ordinary course of business consistent with past practice in an amount not to exceed $0.41 per share per quarter.

Celgene has never declared or paid any cash dividends on shares of Celgene common stock. Under the terms of the merger agreement, during the period before completion of the merger, Celgene is not permitted to declare, set aside or pay any dividend or other distribution, subject to exceptions.

After completion of the merger, each former Celgene stockholder who holds shares of Bristol-Myers Squibb common stock into which shares of Celgene common stock have been converted in connection with the merger will receive all dividends or other distributions declared and paid on shares of Bristol-Myers Squibb common stock with a record date on or after the completion of the merger. However, no dividend or other distribution having a record date after completion of the merger will actually be paid with respect to any shares of Bristol-Myers Squibb common stock into which shares of Celgene common stock have been converted in connection with the merger until the certificates formerly representing shares of Celgene common stock have been surrendered or the book-entry shares formerly representing shares of Celgene common stock have been transferred to the exchange agent in accordance with the merger agreement, at which time any such accrued dividends and other distributions on those shares of Bristol-Myers Squibb common stock will be paid without interest. Subject to the limitations set forth in the merger agreement described above, any future dividends by Bristol-Myers Squibb will be made at the discretion of the BMS Board. Subject to the limitations set forth in the merger agreement described above, any future dividends by Celgene will be made at the discretion of the Celgene Board. There can be no assurance that any future dividends will be declared or paid by Bristol-Myers Squibb or Celgene or as to the amount or timing of those dividends, if any.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This joint proxy statement/prospectus (including information included or incorporated by reference herein) contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can generally identify forward-looking statements by the use of forward-looking terminology such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “explore,” “evaluate,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” or “will,” or the negative thereof or other variations thereon or comparable terminology. These forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond Bristol-Myers Squibb’s and Celgene’s control. Statements in this communication regarding Bristol-Myers Squibb, Celgene and the combined company that are forward-looking, including projections as to the anticipated benefits of the proposed transaction, the impact of the proposed transaction on Bristol-Myers Squibb’s and Celgene’s business and future financial and operating results, the amount and timing of synergies from the proposed transaction, the terms and scope of the expected financing for the proposed transaction, the aggregate amount of indebtedness of the combined company following the closing of the proposed transaction, expectations regarding cash flow generation, accretion to cash earnings per share, capital structure, debt repayment, and credit ratings following the closing of the proposed transaction, Bristol-Myers Squibb’s ability and intent to conduct a share repurchase program and declare future dividend payments, the combined company’s pipeline, intellectual property protection and R&D spend, the timing and probability of a payment pursuant to the contingent value right consideration, and the closing date for the proposed transaction, are based on management’s estimates, assumptions and projections, and are subject to significant uncertainties and other factors, many of which are beyond Bristol-Myers Squibb’s and Celgene’s control. These factors include, among other things, effects of the continuing implementation of governmental laws and regulations related to Medicare, Medicaid, Medicaid managed care organizations and entities under the Public Health Service 340B program, pharmaceutical rebates and reimbursement, market factors, competitive product development and approvals, pricing controls and pressures (including changes in rules and practices of managed care groups and institutional and governmental purchasers), economic conditions such as interest rate and currency exchange rate fluctuations, judicial decisions, claims and concerns that may arise regarding the safety and efficacy of in-line products and product candidates, changes to wholesaler inventory levels, variability in data provided by third parties, changes in, and interpretation of, governmental regulations and legislation affecting domestic or foreign operations, including tax obligations, changes to business or tax planning strategies, difficulties and delays in product development, manufacturing or sales including any potential future recalls, patent positions and the ultimate outcome of any litigation matter. These factors also include the combined company’s ability to execute successfully its strategic plans, including its business development strategy, the expiration of patents or data protection on certain products, including assumptions about the combined company’s ability to retain patent exclusivity of certain products, the impact and result of governmental investigations, the combined company’s ability to obtain necessary regulatory approvals or obtaining these without delay, the risk that the combined company’s products prove to be commercially successful or that contractual milestones will be achieved. Similarly, there are uncertainties relating to a number of other important factors, including: results of clinical trials and preclinical studies, including subsequent analysis of existing data and new data received from ongoing and future studies; the content and timing of decisions made by the FDA and other regulatory authorities, investigational review boards at clinical trial sites and publication review bodies; the ability to enroll patients in planned clinical trials; unplanned cash requirements and expenditures; competitive factors; the ability to obtain, maintain and enforce patent and other intellectual property protection for any product candidates; the ability to maintain key collaborations; and general economic and market conditions. Additional information concerning these risks, uncertainties and assumptions can be found in Bristol-Myers Squibb’s and Celgene’s respective filings with the SEC, including the risk factors discussed in Bristol-Myers Squibb’s and Celgene’s most recent Annual Reports on Form 10-K, as updated by their Quarterly Reports on Form 10-Q and future filings with the SEC. It should also be noted that projected financial information for the combined businesses of Bristol-Myers Squibb and Celgene is based on management’s estimates, assumptions and projections and has not been prepared in conformance with the applicable accounting requirements of Regulation S-X of the Exchange Act relating to pro forma financial information, and the required pro forma adjustments have not been applied and are not reflected therein. None of this information should be considered in isolation from, or as a substitute for, the historical financial statements of Bristol-Myers Squibb or Celgene. Important risk factors could cause actual future results and other future events to differ materially from those currently estimated by management, including, but not limited to, the risks that: a condition to the closing the proposed acquisition may not be satisfied; a regulatory approval that may be required for the proposed acquisition is delayed, is not obtained or is obtained subject to conditions that are not anticipated; Bristol-Myers Squibb is unable to achieve the synergies and value creation contemplated by the proposed acquisition; Bristol-Myers Squibb is unable to promptly and effectively integrate Celgene’s businesses; management’s time and attention is diverted on transaction related issues; disruption from the transaction makes it more difficult to maintain business, contractual and operational relationships; the credit ratings of the combined company declines following the proposed acquisition; legal proceedings are instituted against Bristol-Myers Squibb, Celgene or the combined company; Bristol-Myers Squibb, Celgene or the combined company is unable to retain key personnel; and the announcement or the consummation of the proposed acquisition has a negative effect on the market price of the capital stock of Bristol-Myers Squibb and Celgene or on Bristol-Myers Squibb’s and Celgene’s operating results. No assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do occur, what impact they will have on the results of operations, financial condition or cash flows of Bristol-Myers Squibb or Celgene. Should any risks and uncertainties develop into actual events, these developments could have a material adverse effect on the proposed transaction and/or Bristol-Myers Squibb or Celgene, Bristol-Myers Squibb’s ability to successfully complete the proposed transaction and/or realize the expected benefits from the proposed transaction.

The foregoing list sets forth some, but not all, of the factors that could have an impact upon Bristol-Myers Squibb’s and Celgene’s ability to achieve results described in any forward-looking statements. A further list and description of these and other factors can be found in the section entitled “Risk Factors” beginning on page 38 of this joint proxy statement/prospectus and elsewhere in this joint proxy statement/prospectus. In addition, all of the forward-looking statements Bristol-Myers Squibb or Celgene make in this document are qualified by the information incorporated by reference into this joint proxy statement/prospectus, including, but not limited to (i) the information contained under this heading and (ii) the information discussed under the sections entitled “Risk Factors” in Bristol-Myers Squibb’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017 and Bristol-Myers Squibb’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2018 and in Celgene’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017 and Celgene’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2018. See the section entitled “Where You Can Find More Information” beginning on page 250 of this joint proxy statement/prospectus.

Persons reading this announcement are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements are and will be based upon management’s then-current views and assumptions regarding future events and operating performance, and are applicable only as of the dates of such statements. You also should understand that it is not possible to predict or identify all such factors and that this list should not be considered a complete statement of all potential risks and uncertainties. Investors also should realize that if underlying assumptions prove inaccurate or if unknown risks or uncertainties materialize, actual results could vary materially from Bristol-Myers Squibb’s or Celgene’s projections. Except as otherwise required by law, neither Bristol-Myers Squibb nor Celgene is under any obligation, and each expressly disclaim any obligation, to update, alter, or otherwise revise any forward-looking statements included in this joint proxy statement/prospectus or elsewhere, whether written or oral, that may be made from time to time relating to any of the matters discussed in this joint proxy statement/prospectus, whether as a result of new information, future events or otherwise, as of any future date.

THE COMPANIES

Bristol-Myers Squibb

Bristol-Myers Squibb was incorporated under the laws of the State of Delaware in August 1933 under the name Bristol-Myers Company, as successor to a New York business started in 1887. In 1989, Bristol-Myers Company changed its name to Bristol-Myers Squibb Company as a result of a merger. Bristol-Myers Squibb is engaged in the discovery, development, licensing, manufacturing, marketing, distribution and sale of biopharmaceutical products on a global basis.

The principal trading market for shares of Bristol-Myers Squibb common stock (NYSE: BMY) is the NYSE. The principal executive offices of Bristol-Myers Squibb are located at 430 East 29th Street, 14th Floor, New York, New York 10016; its telephone number is (212) 546-4000; and its website is www.bms.com. Information on Bristol-Myers Squibb’s Internet website is not incorporated by reference into or otherwise part of this joint proxy statement/prospectus.

This joint proxy statement/prospectus incorporates important business and financial information about Bristol-Myers Squibb from other documents that are not included in or delivered with this joint proxy statement/prospectus. For a list of the documents that are incorporated by reference, see “Where You Can Find More Information” beginning on page 250 of this joint proxy statement/prospectus.

Celgene

Celgene was incorporated in the State of Delaware in 1986. Celgene is an integrated global biopharmaceutical company engaged primarily in the discovery, development and commercialization of innovative therapies for the treatment of cancer and inflammatory diseases through next-generation solutions in protein homeostasis, immuno-oncology, epigenetics, immunology and neuro-inflammation. Its primary commercial stage products include REVLIMID®, POMALYST®/IMNOVID®, OTEZLA®, ABRAXANE® and VIDAZA®.

Celgene continues to make significant investments in research and development in support of multiple ongoing proprietary clinical development programs, which support its existing products and pipeline of new product candidates. Celgene’s key late-stage product candidates, which are expected to launch in 2019 and 2020, are ozanimod, fedratinib, luspatercept, bb2121, and JCAR017. Beyond its late-stage product candidates, Celgene has access to a growing early-to-mid-stage pipeline of novel potential therapies to address significant unmet medical needs that consists of new product candidates and cell therapies developed in-house, licensed from other companies or able to be optioned from collaboration partners.

The principal trading market for shares of Celgene common stock (NASD: CELG) is Nasdaq. The principal executive offices of Celgene are located at 86 Morris Avenue, Summit, New Jersey 07901; its telephone number is (908) 673-9000; and its website is www.celgene.com. Information on Celgene’s Internet website is not incorporated by reference into or otherwise part of this joint proxy statement/prospectus.

This joint proxy statement/prospectus incorporates important business and financial information about Celgene from other documents that are not included in or delivered with this joint proxy statement/prospectus. For a list of the documents that are incorporated by reference, see “Where You Can Find More Information” beginning on page 250 of this joint proxy statement/prospectus.

Burgundy Merger Sub, Inc.

Merger Sub was incorporated under the laws of the State of Delaware on December 31, 2018, and is a wholly-owned subsidiary of Bristol-Myers Squibb. Merger Sub was formed solely for the purpose of completing the merger. Merger Sub has not carried on any activities or operations to date, except for activities incidental to its formation and activities undertaken in connection with the merger. By operation of the merger, Merger Sub will be merged with and into Celgene, with Celgene surviving the merger as a wholly-owned subsidiary of Bristol-Myers Squibb.

The principal executive offices of Merger Sub are located at 430 East 29th Street, 14th Floor, New York, New York 10016; its telephone number is (212) 546-4000.

SPECIAL MEETING OF STOCKHOLDERS OF BRISTOL-MYERS SQUIBB

Bristol-Myers Squibb is providing this joint proxy statement/prospectus to its stockholders in connection with the solicitation of proxies to be voted at the Bristol-Myers Squibb special meeting of stockholders (or any adjournment or postponement thereof) that Bristol-Myers Squibb has called to consider and vote on a proposal to approve the stock issuance and a proposal to approve the adjournment from time to time of the Bristol-Myers Squibb special meeting if necessary to solicit additional proxies if there are not sufficient votes at the time of the Bristol-Myers Squibb special meeting, or any adjournment or postponement thereof, to approve the stock issuance.

Date, Time and Location

Together with this joint proxy statement/prospectus, Bristol-Myers Squibb is also sending Bristol-Myers Squibb stockholders a notice of the Bristol-Myers Squibb special meeting and a form of proxy card that is solicited by the BMS Board for use at the Bristol-Myers Squibb special meeting to be held on April 12, 2019, at the offices of Kirkland & Ellis LLP, located at 601 Lexington Avenue, New York, New York 10022, at 10:00 a.m., Eastern Time, and any adjournments or postponements of the Bristol-Myers Squibb special meeting.

Only stockholders of Bristol-Myers Squibb as of the record date, March 1, 2019, their authorized representatives and guests of Bristol-Myers Squibb may attend the special meeting. Admission will be by ticket only. A form of government-issued photograph identification will be required to enter the meeting. Large bags, backpacks, briefcases, cameras, recording equipment and other electronic devices will not be permitted in the meeting, and attendees will be subject to security inspections. Our offices are wheelchair accessible. Bristol-Myers Squibb will provide, upon request, wireless headsets for hearing amplification.

If you are a registered stockholder (your shares are held in your name) and plan to attend the meeting, you should bring the top portion of the proxy card, both of which will serve as your admission ticket.

If you are a beneficial owner (your shares are held in the name of a bank, broker or other holder of record) and plan to attend the meeting, you can obtain an admission ticket in advance by writing to Shareholder Services, 430 East 29th Street, 14th Floor, New York, New York 10016. Please be sure to enclose proof of ownership, such as a bank or brokerage account statement. Stockholders who do not obtain tickets in advance may obtain them upon verification of ownership at the Registration Desk on the day of the special meeting.

Purpose

At the Bristol-Myers Squibb special meeting, Bristol-Myers Squibb stockholders will be asked to consider and vote on the following proposals:

•	to approve the stock issuance; and
•	to approve the Bristol-Myers Squibb adjournment proposal.

Under Bristol-Myers Squibb’s by-laws, the business to be conducted at the Bristol-Myers Squibb special meeting will be limited to the proposals set forth in the notice to Bristol-Myers Squibb stockholders provided with this joint proxy statement/prospectus.

Recommendation of the Bristol-Myers Squibb Board of Directors

For the reasons set forth in this joint proxy statement/prospectus, the BMS Board determined that the merger agreement and the transactions contemplated by the merger agreement, including the merger and the stock issuance, are advisable, fair to and in the best interests of Bristol-Myers Squibb and its stockholders. The BMS Board unanimously recommends that Bristol-Myers Squibb stockholders vote “FOR” the stock issuance. The BMS Board further unanimously recommends that Bristol-Myers Squibb stockholders vote “FOR” the Bristol-Myers Squibb adjournment proposal. See “Celgene Proposal I: Adoption of the Merger Agreement and Bristol-Myers Squibb Proposal I: Approval of the Stock Issuance—Bristol-Myers Squibb’s Reasons for the Merger; Recommendation of the Bristol-Myers Squibb Board of Directors that Bristol-Myers Squibb Stockholders Approve the Stock Issuance” beginning on page 109 of this joint proxy statement/prospectus for a more detailed discussion of the recommendation of the BMS Board that Bristol-Myers Squibb stockholders approve the stock issuance.

Bristol-Myers Squibb Record Date; Outstanding Shares; Stockholders Entitled to Vote

The BMS Board has fixed the close of business on March 1, 2019, as the record date for the determination of the Bristol-Myers Squibb stockholders entitled to vote at the Bristol-Myers Squibb special meeting or any adjournment or postponement of the Bristol-Myers Squibb special meeting. Only Bristol-Myers Squibb stockholders of record at the record date are entitled to receive notice of, and to vote at, the Bristol-Myers Squibb special meeting or any adjournment or postponement thereof. As of the close of business on January 24, 2019, there were (i) 1,632,650,807.509 shares of Bristol-Myers Squibb $0.10 par value common stock outstanding and entitled to vote at the Bristol-Myers Squibb special meeting, held by approximately 39,427 holders of record, and (ii) 3,586 shares of Bristol-Myers Squibb $2.00 convertible preferred stock outstanding and entitled to vote at the Bristol-Myers Squibb special meeting, held by approximately 141 holders of record.

Quorum

The presence at the Bristol-Myers Squibb special meeting, in person or by proxy, of the holders of a majority of the outstanding shares of Bristol-Myers Squibb stock at the record date (the close of business on March 1, 2019) and entitled to vote will constitute a quorum. Elections to abstain from voting will be deemed present at the Bristol-Myers Squibb special meeting for the purpose of determining the presence of a quorum. Shares of Bristol-Myers Squibb stock held in “street name” with respect to which the beneficial owner fails to give voting instructions to the broker, bank or other nominee holder of record, and shares of Bristol-Myers Squibb stock with respect to which the beneficial owner otherwise fails to vote, will not be deemed present at the Bristol-Myers Squibb special meeting for the purpose of determining the presence of a quorum. There must be a quorum for the vote on the stock issuance to be taken at the Bristol-Myers Squibb special meeting. Failure of a quorum to be present at the Bristol-Myers Squibb special meeting will necessitate an adjournment of the meeting and will subject Bristol-Myers Squibb to additional expense.

Required Vote

The affirmative vote of at least a majority of the votes cast by holders of outstanding shares of Bristol-Myers Squibb stock at a duly called and held meeting of Bristol-Myers Squibb’s stockholders at which a quorum is present approving the issuance of shares of Bristol-Myers Squibb stock in connection with the merger. Bristol-Myers Squibb cannot complete the merger unless its stockholders approve the stock issuance. Under the current rules and interpretive guidance of the NYSE, “votes cast” on the stock issuance consist of votes “for” or “against” as well as elections to abstain from voting. As a result, a Bristol-Myers Squibb stockholder’s abstention from voting on the stock issuance will have the same effect as a vote “AGAINST” the proposal. Assuming a quorum is present, the failure of a Bristol-Myers Squibb stockholder who holds his or her shares in “street name” through a broker, bank or other nominee holder of record to give voting instructions to that broker, bank or other nominee holder of record or any other failure of a Bristol-Myers Squibb stockholder to vote will have no effect on the outcome of any vote to approve the stock issuance because these failures to vote are not considered “votes cast.”

Approval of the Bristol-Myers Squibb adjournment proposal, whether or not a quorum is present, requires the affirmative vote of a majority of the votes present at the Bristol-Myers Squibb special meeting by Bristol-Myers Squibb stockholders entitled to vote. For purposes of the Bristol-Myers Squibb adjournment proposal, “votes present” on the proposal consist of votes “for” or “against” as well as elections to abstain from voting on the proposal. As a result, a Bristol-Myers Squibb stockholder’s abstention from voting on the Bristol-Myers Squibb adjournment proposal will have the same effect as a vote “AGAINST” the approval of this proposal. The failure of a Bristol-Myers Squibb stockholder who holds his or her shares in “street name” through a broker, bank or other nominee holder of record to give voting instructions to that broker, bank or other nominee holder of record or any other failure of a Bristol-Myers Squibb stockholder to vote will have no effect on the approval of this proposal because these failures to vote are not considered “votes present.”

Stock Ownership of and Voting by Bristol-Myers Squibb Directors and Executive Officers

As of January 24, 2019, Bristol-Myers Squibb’s directors and executive officers and their affiliates beneficially owned and had the right to vote in the aggregate 1,810,875 shares of Bristol-Myers Squibb stock at the Bristol-Myers Squibb special meeting, which represents approximately less than 1% of the shares of Bristol-Myers Squibb stock entitled to vote at the Bristol-Myers Squibb special meeting. Each of Bristol-Myers Squibb’s directors and executive officers is expected, as of the date of this joint proxy statement/prospectus, to vote his or her shares of Bristol-Myers Squibb stock “FOR” the stock issuance and “FOR” the Bristol-Myers Squibb adjournment proposal, although none of Bristol-Myers Squibb’s directors or executive officers has entered into any agreement requiring them to do so.

Voting of Shares

Proxies are solicited to give all holders of record of Bristol-Myers Squibb stock who are entitled to vote on the matters that come before the meeting the opportunity to do so whether or not they attend the meeting in person. If you are a registered holder, you can vote your shares by proxy in one of the following manners:

(i)	via Internet at www.proxyvote.com;
(ii)	by telephone at (800) 690-6903;
(iii)	by mail, if you received a paper copy of the proxy materials; or
(iv)	in person at the special meeting.

Choosing to vote via Internet or calling the toll-free number listed above will save Bristol-Myers Squibb expense. In order to vote online or via telephone, have the voting form in hand and either call the number or go to the website and follow the instructions. If you vote via the Internet or by telephone, please do not return a signed proxy card.

If you received a paper copy of the joint proxy statement/prospectus and choose to vote by mail, specify how you want your shares voted on each proposal by marking the appropriate boxes on the proxy card enclosed with the joint proxy statement/prospectus, date and sign it, and mail it in the postage-paid envelope.

If you wish to vote in person, you can vote your shares at the special meeting.

Generally

If you are a beneficial stockholder, you have the right to direct your broker or nominee on how to vote the shares. You should complete a voting instruction card which your broker or nominee is obligated to provide you. If you wish to vote in person at the meeting, you must first obtain from the record holder a legal proxy issued in your name.

Under the rules of the NYSE, brokers that have not received voting instructions from their customers ten days prior to the meeting date may vote their customers’ shares in the brokers’ discretion on the proposals regarding routine matters.

Under NYSE rules, both proposals to be considered at the Bristol-Myers Squibb special meeting as described in this joint proxy statement/prospectus are considered “non-routine,” which means that your broker cannot vote your shares on these proposals.

Your vote is very important, regardless of the number of shares you own. Whether or not you expect to attend the Bristol-Myers Squibb special meeting in person, please vote or otherwise submit a proxy to vote your shares as promptly as possible so that your shares may be represented and voted at the Bristol-Myers Squibb special meeting. If your shares are held in the name of a bank, broker or other nominee holder of record, please follow the instructions on the voting instruction form furnished to you by such record holder.

Revocability of Proxies; Changing Your Vote

If you are a stockholder of record, you can revoke your proxy at any time before it is voted at the meeting by taking one of the following three actions:

•	by giving timely written notice of the revocation to the Bristol-Myers Squibb Company, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717;
•	by casting a new vote by telephone or by the Internet; or
•	by voting in person at the special meeting.

If you are a beneficial owner of shares, you may submit new voting instructions by contacting your bank, broker or other holder of record. You may also vote in person at the special meeting if you obtain a legal proxy.

All shares that have been properly voted and not revoked will be voted at the special meeting.

Solicitation of Proxies; Expenses of Solicitation

This joint proxy statement/prospectus is being provided to holders of shares of Bristol-Myers Squibb stock in connection with the solicitation of proxies by the BMS Board to be voted at the Bristol-Myers Squibb special meeting and at any adjournments or postponements of the Bristol-Myers Squibb special meeting. Bristol-Myers Squibb will bear all costs and expenses in connection with the solicitation of proxies, including the costs of filing, printing and mailing this joint proxy statement/prospectus for the Bristol-Myers Squibb special meeting. Bristol-Myers Squibb has engaged MacKenzie Partners, Inc. to assist in the solicitation of proxies for the Bristol-Myers Squibb special meeting and will pay a minimum fee of $75,000.

In addition to solicitation by mail, directors, officers and employees of Bristol-Myers Squibb or its subsidiaries may solicit proxies from stockholders by telephone, telegram, email, personal interview or other means. Bristol-Myers Squibb currently expects not to incur any costs beyond those customarily expended for a solicitation of proxies in connection with approval of any issuance of shares of Bristol-Myers Squibb common stock. Directors, officers and employees of Bristol-Myers Squibb will not receive additional compensation for their solicitation activities, but may be reimbursed for reasonable out-of-pocket expenses incurred by them in connection with the solicitation. Brokers, dealers, commercial banks, trust companies, fiduciaries, custodians and other nominees have been requested to forward proxy solicitation materials to their customers, and such nominees will be reimbursed for their reasonable out-of-pocket expenses.

Householding

“Householding” is a procedure Bristol-Myers Squibb adopted whereby stockholders of record who have the same last name and address and who receive the proxy materials by mail will receive only one copy of the proxy materials unless Bristol-Myers Squibb have received contrary instructions from one or more of the stockholders. This procedure reduces printing and mailing costs. If you wish to receive a separate copy of the proxy materials, now or in the future, at the same address, or if you are currently receiving multiple copies of the proxy materials at the same address and wish to receive a single copy, you may contact Bristol-Myers Squibb Company, 430 East 29th Street, 14th Floor, New York, New York 10016, or by calling Bristol-Myers Squibb at (212) 546-3309. If you are a beneficial owner (your shares are held in the name of a bank, broker or other holder of record), the bank, broker or other holder of record may deliver only one copy of the joint proxy statement/prospectus to stockholders who have the same address unless the bank, broker or other holder of record has received contrary instructions from one or more of the stockholders. If you wish to receive a separate copy of the joint proxy statement/prospectus now or in the future, you may contact Bristol-Myers Squibb at the address or phone number above and Bristol-Myers Squibb will promptly deliver a separate copy. Beneficial owners sharing an address who are currently receiving multiple copies of the joint proxy statement/prospectus and wish to receive a single copy in the future, should contact their bank, broker or other holder of record to request that only a single copy be delivered to all stockholders at the shared address in the future.

Adjournment

Bristol-Myers Squibb stockholders are being asked to approve a proposal that will give the BMS Board authority to adjourn from time to time the Bristol-Myers Squibb special meeting for the purpose of soliciting additional proxies in favor of the approval of the stock issuance if there are not sufficient votes at the time of the

Bristol-Myers Squibb special meeting, or any adjournment or postponement thereof, to approve the stock issuance. If the Bristol-Myers Squibb adjournment proposal is approved, the Bristol-Myers Squibb special meeting could be adjourned to any date. In addition, the BMS Board, with or without stockholder approval, could postpone the Bristol-Myers Squibb special meeting before it commences, whether for the purpose of soliciting additional proxies or for other reasons. If the Bristol-Myers Squibb special meeting is adjourned for the purpose of soliciting additional proxies, stockholders who have already submitted their proxies will be able to revoke them at any time prior to their use. If you sign and return a proxy and do not indicate how you wish to vote on any proposal, or if you indicate that you wish to vote in favor of the approval of the stock issuance but do not indicate a choice on the Bristol-Myers Squibb adjournment proposal, your shares will be voted in favor of the Bristol-Myers Squibb adjournment proposal. But if you indicate that you wish to vote against the approval of the stock issuance, your shares will only be voted in favor of the Bristol-Myers Squibb adjournment proposal if you indicate that you wish to vote in favor of that proposal.

Other Information

The matters to be considered at the Bristol-Myers Squibb special meeting are of great importance to the stockholders of Bristol-Myers Squibb. Accordingly, you are urged to read and carefully consider the information contained in or incorporated by reference into this joint proxy statement/prospectus and submit your proxy via the Internet or by telephone or complete, date, sign and promptly return the enclosed proxy card in the enclosed postage-paid envelope. If you submit your proxy via the Internet or by telephone, you do not need to return the enclosed proxy card.

Assistance

If you need assistance in completing your proxy card or have questions regarding the Bristol-Myers Squibb special meeting, please contact:

MacKenzie Partners, Inc.
1407 Broadway, 27th Floor
New York, New York 10018
Telephone (Toll-Free): (800) 322-2885
Telephone (Collect): (212) 929-5500
Email: proxy@mackenziepartners.com

or

Bristol-Myers Squibb Company
430 East 29th Street, 14th Floor
New York, New York 10016
Attention: Corporate Secretary
Telephone: (212) 546-3309

SPECIAL MEETING OF STOCKHOLDERS OF CELGENE

Celgene is providing this joint proxy statement/prospectus to its stockholders in connection with the solicitation of proxies to be voted at the Celgene special meeting of stockholders (or any adjournment or postponement thereof) that Celgene has called to consider and vote on (i) a proposal to adopt the merger agreement, (ii) a proposal to approve the adjournment from time to time of the Celgene special meeting if necessary to solicit additional proxies if there are not sufficient votes to adopt the merger agreement at the time of the Celgene special meeting or any adjournment or postponement thereof and (iii) a proposal to approve, on an advisory (non-binding) basis, the compensation that will or may be paid or provided by Celgene to its named executive officers in connection with the merger.

Date, Time and Location

Together with this joint proxy statement/prospectus, Celgene is also sending Celgene stockholders a notice of the Celgene special meeting and a form of proxy card that is solicited by the Celgene Board for use at the Celgene special meeting to be held at the offices of Wachtell, Lipton, Rosen & Katz located at 51 West 52nd Street, New York, New York 10019 on Friday, April 12, 2019, at 10:00 a.m., Eastern Time, and any adjournments or postponements of the Celgene special meeting.

Only stockholders or their proxy holders may attend the Celgene special meeting. If you hold shares in your name at the record date and plan to attend the Celgene special meeting, because of security procedures, you will need to obtain an admission ticket in advance. Tickets will be available to registered and beneficial owners. You can print your own tickets and you must bring them to the meeting to gain access. Tickets can be printed by accessing Shareholder Meeting Registration at www.ProxyVote.com and following the instructions provided (you will need the 16 digit number included on your proxy card or voter instruction form). If you are unable to print your tickets, please contact Celgene’s Corporate Secretary at 1-908-673-9000. Requests for admission tickets will be processed in the order in which they are received and must be submitted no later than 11:59 p.m. (Eastern Time) on April 11, 2019. Please note that seating is limited and requests for tickets will be accepted on a first-come, first-served basis. If you received your special meeting materials electronically and wish to attend the meeting, please follow the instructions provided for attendance. If you are attending the Celgene special meeting in person, you will be required to present valid, government-issued photo identification, such as a driver’s license or passport, and an admission ticket to be admitted to the Celgene special meeting.

Purpose

At the Celgene special meeting, Celgene stockholders will be asked to consider and vote on the following proposals:

•	to adopt the merger agreement;
•	to approve the Celgene adjournment proposal; and
•	to approve, on an advisory (non-binding) basis, the Celgene compensation advisory proposal.

Recommendation of the Celgene Board of Directors

The Celgene Board unanimously determined that the merger agreement and the transactions contemplated by the merger agreement (including the merger) are fair to and in the best interests of Celgene and its stockholders. The Celgene Board unanimously recommends that Celgene stockholders vote “FOR” the proposal to adopt the merger agreement. For the factors considered by the Celgene Board in reaching this decision, see “Celgene Proposal I: Adoption of the Merger Agreement and Bristol-Myers Squibb Proposal I: Approval of the Stock Issuance—Celgene’s Reasons for the Merger; Recommendation of the Celgene Board of Directors that Celgene Stockholders Adopt the Merger Agreement” beginning on page 105 of this joint proxy statement/prospectus.

The Celgene Board unanimously recommends that Celgene stockholders vote “FOR” the Celgene adjournment proposal. See “Celgene Proposal II: Adjournment of the Celgene Special Meeting” beginning on page 208 of this joint proxy statement/prospectus.

In addition, the Celgene Board unanimously recommends that Celgene stockholders vote “FOR” the Celgene compensation advisory proposal. See “Celgene Proposal III: Advisory Vote On Merger-Related Executive Compensation Arrangements” beginning on page 209 of this joint proxy statement/prospectus.

Celgene Record Date; Outstanding Shares; Stockholders Entitled to Vote

A committee of the Celgene Board has fixed the close of business on March 1, 2019, as the record date for the determination of the Celgene stockholders entitled to notice of and to vote at the Celgene special meeting or any adjournment or postponement of the Celgene special meeting. Only Celgene stockholders of record at the record date are entitled to receive notice of, and to vote at, the Celgene special meeting or any adjournment or postponement of the Celgene special meeting. As of the close of business on January 29, 2019, there were 701,024,507 shares of Celgene common stock outstanding and entitled to vote at the Celgene special meeting, held by approximately 363 holders of record. Each holder of shares of Celgene common stock is entitled to one vote for each share of Celgene common stock owned at the record date.

Quorum

The presence at the Celgene special meeting, in person or by proxy, of the holders of a majority of the outstanding shares of Celgene common stock at the record date (the close of business on March 1, 2019) and entitled to vote will constitute a quorum. Shares of Celgene common stock whose holders elect to abstain from voting will be deemed present at the Celgene special meeting for the purpose of determining the presence of a quorum. Shares of Celgene common stock held in “street name” with respect to which the beneficial owner fails to give voting instructions to the broker, bank or other nominee holder of record, and shares of Celgene common stock with respect to which the beneficial owner otherwise fails to vote, will not be deemed present at the Celgene special meeting for the purpose of determining the presence of a quorum. There must be a quorum for the vote on the adoption of the merger agreement and the vote on the Celgene compensation advisory (non-binding) proposal to be taken at the Celgene special meeting. Failure of a quorum to be present at the Celgene special meeting will necessitate an adjournment of the meeting and will subject Celgene to additional expense.

Required Vote

Pursuant to Delaware law, to adopt the merger agreement, the affirmative vote of the holders of a majority of shares of Celgene common stock outstanding and entitled to vote thereon is required. Celgene cannot complete the merger and the merger consideration will not be paid unless its stockholders adopt the merger agreement and the other closing conditions specified in the merger agreement are met. Because adoption of the merger agreement requires the affirmative vote of the holders of at least a majority of shares of Celgene common stock outstanding and entitled to vote thereon, a Celgene stockholder’s abstention from voting, the failure of a Celgene stockholder who holds his or her shares in “street name” through a broker, bank or other nominee holder of record to give voting instructions to that broker, bank or other nominee holder of record or any other failure of a Celgene stockholder to vote will have the same effect as a vote “AGAINST” the proposal to adopt the merger agreement.

To approve the Celgene adjournment proposal (whether or not a quorum, as defined under Celgene’s by-laws, is present), the affirmative vote of a majority of the votes present at the Celgene special meeting by holders of shares of Celgene common stock is required. For purposes of the Celgene adjournment proposal, “votes present” consist of votes “for” or “against” as well as elections to abstain from voting on the proposal. As a result, a Celgene stockholder’s abstention from voting on the Celgene adjournment proposal will have the same effect as a vote “AGAINST” the approval of the proposal. The failure of a Celgene stockholder who holds his or her shares in “street name” through a broker, bank or other nominee holder of record to give voting instructions to that broker, bank or other nominee holder of record or any other failure of a Celgene stockholder to vote will have no effect on the approval of this proposal because these failures to vote are not considered “votes present.”

To approve, on an advisory (non-binding) basis, the Celgene compensation advisory proposal (assuming a quorum, as defined under Celgene’s by-laws, is present), the affirmative vote of a majority of the votes cast at the Celgene special meeting by holders of shares of Celgene common stock is required. For purposes of the Celgene compensation advisory proposal, “votes cast” means votes “for” or “against” the proposal. As a result, a Celgene stockholder’s abstention from voting will have no effect on the outcome of any vote to approve, on an advisory (non-binding) basis, the Celgene compensation advisory proposal. The failure of a Celgene stockholder who holds his or her shares in “street name” through a broker, bank or other nominee holder of record to give voting instructions to that broker, bank or other nominee holder of record or any other failure of a Celgene stockholder to vote will have no effect on the outcome of any vote to approve, on an advisory (non-binding)

basis, the Celgene compensation advisory proposal, except to the extent it results in there being insufficient shares present at the Celgene special meeting to establish a quorum.

Stock Ownership of and Voting by Celgene Directors and Executive Officers

At the close of business on January 29, 2019, Celgene’s directors and executive officers and their affiliates beneficially owned and had the right to vote in the aggregate 595,296 shares of Celgene common stock at the Celgene special meeting, which represents approximately less than 1% of the shares of Celgene common stock entitled to vote at the Celgene special meeting.

Each of Celgene’s directors and executive officers is expected, as of the date of this joint proxy statement/prospectus, to vote his or her shares of Celgene common stock “FOR” the proposal to adopt the merger agreement, “FOR” the Celgene adjournment proposal and “FOR” the Celgene compensation advisory proposal, although none of Celgene’s directors or executive officers has entered into any agreement requiring them to do so.

Voting of Shares

Via the Internet or by Telephone

If you hold shares of Celgene common stock directly in your name as a stockholder of record, you may vote via the Internet or by telephone by following the instructions on the enclosed proxy card. In order to vote your shares via the Internet or by telephone, you will need the control number on your proxy card (which is unique to each Celgene stockholder to ensure all voting instructions are genuine and to prevent duplicate voting).

If you hold shares of Celgene common stock in “street name” through a broker, bank or other nominee holder of record, you may provide voting instructions via the Internet or by telephone only if Internet or telephone voting is made available by your broker, bank or other nominee holder of record. Please follow the voting instructions provided by your broker, bank or other nominee holder of record with these materials.

By Mail

If you hold shares of Celgene common stock directly in your name as a stockholder of record, in order to vote by mail, you may submit a proxy card. You will need to complete, sign and date your proxy card and return it using the postage-paid return envelope provided.

If you hold shares of Celgene common stock in “street name” through a broker, bank or other nominee holder of record, in order to provide voting instructions by mail you will need to complete, sign and date the voting instruction form provided by your broker, bank or other nominee holder of record with these materials and return it in the postage-paid return envelope provided. Your broker, bank or other nominee holder of record must receive your voting instruction form in sufficient time to vote your shares.

In Person

If you hold shares of Celgene common stock directly in your name as a stockholder of record, you may vote in person at the Celgene special meeting. Stockholders of record also may be represented by another person at the Celgene special meeting by executing a proper proxy designating that person and having that proper proxy be presented to the judge of election with the applicable ballot at the Celgene special meeting.

If you hold shares of Celgene common stock in “street name,” meaning through a broker, bank or other nominee holder of record, you must obtain a written legal proxy from that institution and present it to the judge of election with your ballot to be able to vote in person at the Celgene special meeting. To request a legal proxy, please contact your broker, bank or other nominee holder of record.

When a stockholder of record submits a proxy via the Internet or by telephone, his or her proxy is recorded immediately. You are encouraged to register your vote via the Internet or telephone whenever possible. If you submit a proxy via the Internet or by telephone, please do not return your proxy card by mail. If you attend the Celgene special meeting, you may also vote in person, in which case any votes that you previously submitted—whether via the Internet, by telephone or by mail—will be revoked and superseded by any vote that you cast at the Celgene special meeting. Your attendance at the Celgene special meeting alone will not revoke any proxy previously given.

By Participants in the Celgene 401(k) Plan

Participants in the Celgene Corporation 401(k) Plan, which is referred to in this joint proxy statement/prospectus as the Celgene 401(k) Plan, who receive this joint proxy statement/prospectus in their capacity as participants in the Celgene 401(k) Plan are entitled to vote using the enclosed proxy card. The proxy card directs the trustee of the Celgene 401(k) Plan to vote a participant’s shares as directed on the card. Shares of Celgene common stock held through the Celgene 401(k) Plan for which the trustee of the Celgene 401(k) Plan does not receive voting instructions will be voted by the trustee pro rata in proportion to the shares of Celgene common stock held through the Celgene 401(k) Plan for which the trustee receives voting instructions unless contrary to ERISA. Broadridge must receive your voting instructions via Internet or telephone by 11:59 p.m. (Eastern Time) on April 9, 2019 or via mail by the close of business on April 9, 2019. You may not vote the shares of Celgene common stock you hold through the Celgene 401(k) Plan at the Celgene special meeting.

Generally

If you hold shares of Celgene common stock in “street name” through a broker, bank or other nominee holder of record, you must obtain a written legal proxy from that institution and present it to the judge of election with your ballot to be able to vote in person at the Celgene special meeting. To request a legal proxy, please contact your broker, bank or other nominee holder of record.

If your shares of Celgene common stock are held in an account at a broker, bank or other nominee holder of record (i.e., in “street name”), you must instruct the broker, bank or other nominee holder of record on how to vote your shares. Your broker, bank or other nominee holder of record will vote your shares only if you provide instructions on how to vote by filling out the voting instruction form sent to you by your broker, bank or other nominee holder of record with this joint proxy statement/prospectus. Under stock exchange rules, brokers, banks and other nominee holders of record are precluded from exercising their voting discretion with respect to non-routine or “significant” matters, such as the adoption of the merger agreement, the approval of the Celgene adjournment proposal and the approval of the Celgene compensatory advisory proposal. As a result, absent specific instructions from the beneficial owner of shares of Celgene common stock, broker, banks and other nominees holders of record are not empowered to vote such shares.

Broker non-votes are shares held by a broker, bank or other nominee holder of record with respect to which the broker, bank or other nominee holder of record is not instructed by the beneficial owner of such shares on how to vote on a particular proposal and the broker, bank or other nominee holder of record does not have discretionary voting power on such proposal. Because brokers, banks and other nominee holders of record do not have discretionary voting authority with respect to any of the proposals to be considered at the Celgene special meeting as described in this joint proxy statement/prospectus, if a beneficial owner of shares of Celgene common stock held in “street name” does not give voting instructions to the broker, bank or other nominee holder of record, then those shares will not be present in person or represented by proxy at the Celgene special meeting.

A beneficial owner’s failure to instruct the broker, bank or other nominee holder of record how to vote shares of Celgene common stock held in “street name” will therefore have the same effect as a vote “AGAINST” the adoption of the merger agreement. A beneficial owner’s failure to instruct the broker, bank or other nominee holder of record how to vote shares of Celgene common stock held in “street name” will have no effect on the proposal to approve the Celgene adjournment proposal or the proposal to approve, on an advisory (non-binding) basis, the Celgene compensation advisory proposal, except, with respect to the Celgene compensation advisory proposal, to the extent it results in there being insufficient shares present at the Celgene special meeting to establish a quorum.

All shares represented by each properly completed and valid proxy received before or at the Celgene special meeting will be voted in accordance with the instructions given in the proxy. If a Celgene stockholder signs a proxy card and returns it without giving instructions for voting on any proposal, the shares of Celgene common stock represented by that proxy card will be voted “FOR” the proposal to adopt the merger agreement, “FOR” the Celgene adjournment proposal and “FOR” the Celgene compensation advisory proposal.

Your vote is very important, regardless of the number of shares you own. Whether or not you expect to attend the Celgene special meeting in person, please vote or otherwise submit a proxy to vote your shares as promptly as possible so that your shares may be represented and voted at the Celgene special meeting. If your shares of Celgene common stock are held in the name of a bank, broker or other nominee holder of record, please follow the instructions on the voting instruction form furnished to you by such record holder.

Revocability of Proxies; Changing Your Vote

You may revoke your proxy or change your vote at any time before the closing of the polls at the Celgene special meeting. If you are a Celgene stockholder of record at the record date (the close of business on March 1, 2019), you can revoke your proxy or change your vote by:

•	sending a signed notice stating that you revoke your proxy to Celgene Corporation, 86 Morris Avenue, Summit, New Jersey 07901, Attention: Corporate Secretary that bears a date later than the date of the proxy you want to revoke and is received prior to the close of business on (i) April 9, 2019 for shares held in the Celgene 401(k) Plan or (ii) April 11, 2019 for all other shares;
•	submitting a valid, later-dated proxy via the Internet or telephone before 11:59 p.m. (Eastern Time) on (i) April 9, 2019 for shares held in the Celgene 401(k) Plan or (ii) April 11, 2019 for all other shares, or by mail that is received prior to (i) the close of business on April 9, 2019 for shares held in the Celgene 401(k) Plan and (ii) the Celgene special meeting for all other shares; or
•	attending the Celgene special meeting (or, if the Celgene special meeting is adjourned or postponed, attending the adjourned or postponed meeting) and voting in person, which automatically will cancel any proxy previously given, or revoking your proxy in person, but your attendance at the Celgene special meeting alone will not revoke any proxy previously given.

If you hold your shares in “street name” through a broker, bank or other nominee holder of record, you must contact your broker, bank or other nominee holder of record to change your vote or obtain a written legal proxy to vote your shares if you wish to cast your vote in person at the Celgene special meeting.

Solicitation of Proxies; Expenses of Solicitation

This joint proxy statement/prospectus is being provided to holders of shares of Celgene common stock in connection with the solicitation of proxies by the Celgene Board to be voted at the Celgene special meeting and at any adjournments or postponements thereof. Celgene will bear all costs and expenses in connection with the solicitation of proxies, including the costs of filing, printing and mailing this joint proxy statement/prospectus for the Celgene special meeting. Celgene has engaged Innisfree M&A Incorporated and Morrow Sodali, LLC to assist in the solicitation of proxies for the Celgene special meeting and will pay Innisfree M&A Incorporated and Morrow Sodali, LLC an initial fee of approximately $75,000 and $35,000, respectively, plus additional fees to be determined at the conclusion of the solicitation and reimbursement of reasonable out-of-pocket expenses.

In addition to solicitation by mail, directors, officers and employees of Celgene or its subsidiaries may solicit proxies from stockholders by telephone, telegram, email, personal interview or other means. Celgene currently expects not to incur any costs beyond those customarily expended for a solicitation of proxies in connection with the adoption of a merger agreement. Directors, officers and employees of Celgene will not receive additional compensation for their solicitation activities, but may be reimbursed for reasonable out-of-pocket expenses incurred by them in connection with the solicitation. Brokers, dealers, commercial banks, trust companies, fiduciaries, custodians and other nominees have been requested to forward proxy solicitation materials to their customers, and such nominees will be reimbursed for their reasonable out-of-pocket expenses. Celgene will pay the costs associated with the Celgene special meeting and solicitation of proxies, including the costs of mailing the proxy materials.

Householding

The SEC has adopted a rule concerning the delivery of annual reports and proxy statements. It permits Celgene, with your permission, to send a single notice of meeting and, to the extent requested, a single copy of this joint proxy statement/prospectus to any household at which two or more stockholders reside if they appear to be members of the same family. This rule is called “householding,” and its purpose is to help reduce printing and mailing costs of proxy materials. If you are a registered stockholder, please check the appropriate box on your proxy card or select the householding option when you vote by Internet or phone if you would like to participate in Celgene’s householding program. Stockholders who participate in householding will continue to receive separate proxy cards, and householding will not affect the mailing of account statements or special notices in any way.

A number of brokerage firms have instituted householding for shares held in “street name.” If you and members of your household have multiple accounts holding shares of Celgene common stock, you may have received a householding notification from your broker. Please contact your broker directly if you have questions, require additional copies of this joint proxy statement/prospectus or wish to revoke your decision to household. These options are available to you at any time.

Adjournment

Celgene stockholders are being asked to approve a proposal that will give the Celgene Board authority to adjourn the Celgene special meeting one or more times for the purpose of soliciting additional proxies in favor of the adoption of the merger agreement if there are not sufficient votes to adopt the merger agreement at the time of the Celgene special meeting or any adjournment or postponement thereof. If the Celgene adjournment proposal is approved, the Celgene special meeting could be adjourned to any date. In addition, the Celgene Board, with or without stockholder approval, could postpone the Celgene special meeting before it commences, whether for the purpose of soliciting additional proxies or for other reasons. If the Celgene special meeting is adjourned for the purpose of soliciting additional proxies, stockholders who have already submitted their proxies will be able to revoke them at any time prior to their use. If you sign and return a proxy and do not indicate how you wish to vote on any proposal, or if you indicate that you wish to vote in favor of the adoption of the merger agreement but do not indicate a choice on the Celgene adjournment proposal or the Celgene compensation advisory proposal, your shares will be voted in favor of the Celgene adjournment proposal and the Celgene compensation advisory proposal. But if you indicate that you wish to vote against the adoption of the merger agreement, your shares will only be voted in favor of the Celgene adjournment proposal or the Celgene compensation advisory proposal if you indicate that you wish to vote in favor of that proposal.

Other Information

The matters to be considered at the Celgene special meeting are of great importance to the stockholders of Celgene. Accordingly, you are urged to read and carefully consider the information contained in or incorporated by reference into this joint proxy statement/prospectus and submit your proxy via the Internet or by telephone or complete, date, sign and promptly return the enclosed proxy card in the enclosed postage-paid envelope. If you submit your proxy via the Internet or by telephone, you do not need to return the enclosed proxy card.

Assistance

If you need assistance in completing your proxy card or have questions regarding the Celgene special meeting, please contact:

Innisfree M&A Incorporated
501 Madison Avenue, 20th Floor
New York, New York 10022
Telephone (Toll-Free): (877) 750-9497
International Callers: (412) 232-3651
Banks and brokers may call collect: (212) 750-5833

or

Celgene Corporation
86 Morris Avenue
Summit, New Jersey 07901
Attention: Corporate Secretary
Telephone: (908) 673-9000

CELGENE PROPOSAL I: ADOPTION OF THE MERGER AGREEMENT AND
BRISTOL-MYERS SQUIBB PROPOSAL I: APPROVAL OF THE STOCK ISSUANCE

General

This joint proxy statement/prospectus is being provided to holders of shares of Celgene common stock in connection with the solicitation of proxies by the Celgene Board to be voted at the Celgene special meeting and at any adjournments or postponements of the Celgene special meeting. At the Celgene special meeting, Celgene will ask its stockholders to vote on (i) a proposal to adopt the merger agreement, (ii) the Celgene adjournment proposal and (iii) the Celgene compensation advisory proposal.

This joint proxy statement/prospectus is being provided to holders of shares of Bristol-Myers Squibb stock in connection with the solicitation of proxies by the BMS Board to be voted at the Bristol-Myers Squibb special meeting and at any adjournments or postponements of the Bristol-Myers Squibb special meeting. At the Bristol-Myers Squibb special meeting, Bristol-Myers Squibb will ask its stockholders to vote on (i) a proposal to approve the stock issuance and (ii) the Bristol-Myers Squibb adjournment proposal.

The merger agreement provides for the merger of Merger Sub with and into Celgene, with Celgene continuing as the surviving corporation and a wholly-owned subsidiary of Bristol-Myers Squibb. The merger will not be completed and the merger consideration will not be paid unless Celgene stockholders adopt the merger agreement and Bristol-Myers Squibb stockholders approve the stock issuance and the other closing conditions specified in the merger agreement are met. A copy of the merger agreement is attached as Annex A to this joint proxy statement/prospectus. You are urged to read the merger agreement in its entirety because it is the legal document that governs the merger. For additional information about the merger, see “The Merger Agreement—Structure of the Merger” and “The Merger Agreement—Merger Consideration” beginning on pages 171 and 172, respectively, of this joint proxy statement/prospectus.

Upon completion of the merger, each share of Celgene common stock will be converted into the right to receive $50.00 in cash without interest thereon, one share of Bristol-Myers Squibb common stock and one CVR. Based on the number of shares of Celgene common stock outstanding as of January 29, 2019, Bristol-Myers Squibb expects to issue approximately 701,024,507 shares of Bristol-Myers Squibb common stock to Celgene stockholders pursuant to the merger. The actual number of shares of Bristol-Myers Squibb common stock to be issued pursuant to the merger will be determined at completion of the merger based on the number of shares of Celgene common stock outstanding at such time. In addition, shares of Bristol-Myers Squibb common stock may be issued from time to time following the effective time of the merger to holders of Celgene equity awards on the terms set forth in the merger agreement. See “The Merger Agreement—Treatment of Celgene Equity Awards” beginning on page 174 of this joint proxy statement/prospectus for a more detailed explanation. Based on the number of shares of Celgene common stock outstanding as of January 29, 2019, and the number of shares of Bristol-Myers Squibb common stock outstanding as of January 24, 2019, it is expected that, immediately after completion of the merger, former Celgene stockholders will own approximately 31% of the outstanding shares of Bristol-Myers Squibb common stock.

Background of the Merger

Members of management and the board of directors of each of Celgene and Bristol-Myers Squibb regularly review and assess their respective company’s performance and operations, financial condition, and industry and regulatory developments in the context of each company’s long-term strategic goals and plans. These reviews have included consideration, from time to time, of potential opportunities to enhance stockholder value, including potential strategic acquisitions and divestitures, collaborations, investments and other strategic transactions and opportunities. In the case of Bristol-Myers Squibb, potential strategic considerations, including transactions with Celgene, were reviewed from time to time with its financial advisors, including Morgan Stanley and Moelis & Company. These reviews also have included consideration of whether such potential opportunities to enhance stockholder value would further each company’s strategic objectives and its ability to serve patients, as well as the potential benefits and risks of those transactions in light of, among other things, each company’s competitive position and the business and regulatory environment faced by each company (including developments in the biopharmaceutical industry).

In early 2017, members of Celgene management and members of Bristol-Myers Squibb management engaged in preliminary discussions regarding a possible stock for stock merger of equals between the two companies. In connection with these discussions, Bristol-Myers Squibb and Celgene entered into a mutual confidentiality agreement on April 4, 2017 to enable the sharing of limited, initial diligence materials between the companies. However, following these exploratory conversations and prior to commencing full due diligence, in June 2017 the parties decided to end further consideration of the potential transaction, and accordingly ceased discussions relating thereto.

On June 14, 2018, the BMS Board held a regularly scheduled meeting, with members of Bristol-Myers Squibb management in attendance. At this meeting, members of the BMS Board and management discussed potential strategic business development plans and opportunities, including potential strategic transactions. At the conclusion of the meeting, the BMS Board determined to revisit the evaluation of strategic business development plans and opportunities and discuss at a regularly scheduled meeting of the BMS Board in September potential next steps and directed members of Bristol-Myers Squibb management to, in conjunction with appropriate external advisors, continue the evaluation of potential strategic business development plans and opportunities, including potential strategic transactions.

On September 11 and 12, 2018, the BMS Board held a regularly scheduled meeting, with members of Bristol-Myers Squibb management in attendance on both days and representatives of Morgan Stanley, one of Bristol-Myers Squibb’s financial advisors in connection with the potential transaction, in attendance on September 12, 2018. At these meetings, members of Bristol-Myers Squibb management and representatives of Morgan Stanley provided to the BMS Board an update on the ongoing evaluation of potential strategic business development plans and opportunities, which included a potential strategic transaction involving the acquisition of Celgene. As part of this discussion, the BMS Board discussed the strategic rationale of a potential acquisition of Celgene, and members of Bristol-Myers Squibb management and Morgan Stanley discussed with the BMS Board preliminary financial analyses related to a potential acquisition of Celgene based on publicly available information. The BMS Board discussed the potential of making an acquisition proposal to Celgene and the range of aggregate values of such a proposal. After discussion, the BMS Board determined that it was advisable to continue to explore a potential acquisition of Celgene and, in connection therewith, authorized and directed Giovanni Caforio, M.D., Chairman and Chief Executive Officer of Bristol-Myers Squibb, to approach Mr. Mark Alles, Chairman and Chief Executive Officer of Celgene, to propose a potential transaction in which Bristol-Myers Squibb would acquire Celgene and Celgene stockholders would receive cash and Bristol-Myers Squibb common stock. The BMS Board granted Dr. Caforio the discretion to determine the specific aggregate value per share for purposes of the initial acquisition proposal, as well as the mix of cash and Bristol-Myers Squibb common stock comprising the aggregate value per share.

Following the discussion with the BMS Board on September 11 and 12, 2018, and continuing through the next regularly scheduled meeting of the BMS Board on December 5, 2018, members of Bristol-Myers Squibb management, with the assistance of its advisors, conducted a thorough due diligence review of Celgene on the basis of publicly available information. This assessment focused on key value drivers, including technical, regulatory, intellectual property and commercial matters for individual assets, functional and operational capabilities, organizational structure, and the evolving landscape in each of Celgene’s therapeutic areas, as well as identified key areas for further focus if Celgene were to agree to a confidential due diligence process.

On September 13, 2018, Dr. Caforio contacted Mr. Alles to request a meeting. Subsequently, on September 21, 2018, Mr. Alles met with Dr. Caforio for dinner, during which Dr. Caforio proposed and provided a written presentation outlining a potential transaction in which Bristol-Myers Squibb would acquire Celgene and Celgene stockholders would receive cash and Bristol-Myers Squibb common stock with an aggregate value of $110 per share. Dr. Caforio also indicated to Mr. Alles that the proposal was subject to review and completion of due diligence on Celgene and negotiation of mutually acceptable definitive agreements. Dr. Caforio did not convey to Mr. Alles during the meeting a specific proposed split between cash and stock, or the manner in which the stock consideration would be converted into an exchange ratio, but Dr. Caforio noted that Bristol-Myers Squibb was contemplating that the stock portion of the consideration would provide Celgene stockholders with ownership in the combined company in the mid-30 percent range. Based on the closing price of Bristol-Myers Squibb common stock of $61.75 and Celgene common stock of $88.30 on September 20, 2018, the day prior to the receipt of the proposal, and assuming that the exchange ratio would provide Celgene stockholders with approximately

35% ownership of the combined company, the cash portion of the consideration in the proposal was implied to be approximately $35 per share. The $110 aggregate value per share represented a premium of approximately 25% when compared to the $88.30 per share closing price of Celgene common stock on September 20, 2018, the day prior to the receipt of the proposal.

On September 25, 2018, Mr. Alles met with the Executive Committee of the Celgene Board to discuss the proposal received from Bristol-Myers Squibb. The Executive Committee agreed that the proposal would be discussed in more detail at the next regularly scheduled meeting of the Celgene Board on October 16 and 17, 2018.

On October 1, 2018, Mr. Alles contacted Dr. Caforio to inform him that the Celgene Board would discuss the September 21 proposal at its upcoming meeting later that month. The following day, after providing the BMS Board on October 1, 2018 with an update of his discussion with Mr. Alles, Dr. Caforio sent an e-mail to Mr. Alles reaffirming the proposal and requesting access to due diligence.

On October 8, 2018, the Celgene Board held a special meeting, with members of Celgene management in attendance. Mr. Alles updated the Celgene Board regarding the proposal from Bristol-Myers Squibb, and told the Celgene Board that the proposal, as well as Celgene’s long-range strategic plan, would be discussed in more detail the following week during the regularly scheduled meeting of the Celgene Board on October 16 and 17, 2018.

On October 14, 2018, Dr. Caforio sent an e-mail to Mr. Alles in advance of the planned Celgene Board meeting reaffirming that, notwithstanding the recent volatility in the market prices of Celgene common stock and Bristol-Myers Squibb common stock, Bristol-Myers Squibb remained interested in pursuing a potential transaction on the terms previously proposed. The price of both Celgene common stock and of Bristol-Myers Squibb common stock had declined since September 21, 2018, with the closing price of Celgene common stock on October 12, 2018 (the last trading day prior to the e-mail) being $82.58 per share, and the closing price of Bristol-Myers Squibb common stock on that day being $57.51 per share.

On October 16, 2018, the Celgene Board met and reviewed and discussed Celgene’s long-range strategic plan and outlook presented by members of Celgene management. The Celgene Board meeting continued the following day, with representatives of J.P. Morgan Securities LLC (which is referred to in this joint proxy statement/prospectus as J.P. Morgan), financial advisor to Celgene, and Wachtell, Lipton, Rosen & Katz, which is referred to in this joint proxy statement/prospectus as Wachtell Lipton, Celgene’s legal counsel, in attendance. Members of Celgene management and representatives of J.P. Morgan provided an overview of the terms of the Bristol-Myers Squibb proposal, as well as preliminary analyses relating to valuation, including those based on the financial information prepared by members of Celgene management in connection with Celgene’s long-range strategic plan. Members of Celgene management also noted certain near-term events that they expected would be positive developments for the company, including the announcement later that month of Celgene’s earnings results for the third quarter of 2018 and Celgene’s expected presentations for the Annual Meeting of the American Society of Hematology, which is referred to in this joint proxy statement/prospectus as ASH, in December 2018. Representatives of Wachtell Lipton advised the Celgene Board regarding the directors’ fiduciary duties. Following discussion, the Celgene Board unanimously determined that, notwithstanding the potential strategic merit of a combination between Bristol-Myers Squibb and Celgene, the terms outlined by Bristol-Myers Squibb did not at that time provide the Celgene stockholders with sufficient value and, therefore, did not provide for a basis to proceed to due diligence with Bristol-Myers Squibb. The Celgene Board further agreed that the Executive Committee of the Celgene Board should monitor and instruct members of Celgene management on behalf of the Celgene Board regarding subsequent interactions with Bristol-Myers Squibb, and that the full Celgene Board would be convened as appropriate.

On October 18, 2018, Mr. Alles called Dr. Caforio to convey the Celgene Board’s determination. Dr. Caforio asked if the Celgene Board had concerns regarding the strategic fit between the two companies, the potential mix of cash and stock, the structure of the proposed transaction, social issues or any other factor beyond value. Mr. Alles reported that Celgene’s response substantially reflected the Celgene Board’s belief that the terms outlined by Bristol-Myers Squibb did not provide sufficient value at that time to Celgene stockholders, but acknowledged the strategic merit and logic of a potential transaction between the companies.

On October 31, 2018, at Dr. Caforio’s request, Dr. Caforio and Mr. Alles met, during which the two discussed recent events for both companies and in the biopharmaceutical industry generally, including the recent decline in the stock prices of biopharmaceutical companies, including both Bristol-Myers Squibb and Celgene. Dr. Caforio and Mr. Alles discussed the impact of these events on a potential transaction between the companies, as well as certain upcoming events for Celgene. Dr. Caforio suggested that he would contact Mr. Alles regarding the potential transaction in early December 2018 following Celgene’s presentation of clinical data at ASH.

Between October 31, 2018 and December 5, 2018, members of Bristol-Myers Squibb and Bristol-Myers Squibb’s external advisors, in coordination with the BMS Board, continued to analyze the potential transaction with Celgene and the possible terms of a revised proposal, which included the preparation of an update to the long-term financial plan for Bristol-Myers Squibb. During this period of time and afterward, members of Celgene management, with the assistance of its advisors, conducted a thorough due diligence review of Bristol-Myers Squibb on the basis of publicly available information. This assessment focused on key value drivers, including technical, regulatory, intellectual property and commercial matters for individual assets, functional and operational capabilities, organizational structure and therapeutic areas, as well as identified key areas for further focus if the parties were to engage in a confidential due diligence process.

On November 15, 2018, Dr. Caforio called Mr. Alles and informed him that Bristol-Myers Squibb was preparing a revised proposal for the acquisition of Celgene, and that he hoped to be in a position to present this proposal to Mr. Alles on December 5, 2018, following the next regularly scheduled meeting of the BMS Board. During this conversation, Dr. Caforio requested the ability to conduct, prior to the upcoming BMS Board meeting on December 5, 2018, limited due diligence relating to certain Celgene intellectual property to help inform Bristol-Myers Squibb’s revised proposal.

On November 16, 2018, the Executive Committee of the Celgene Board met with Mr. Alles to discuss Bristol-Myers Squibb’s request for limited due diligence relating to certain Celgene intellectual property and determined that it would be appropriate to allow Bristol-Myers Squibb to conduct this limited due diligence, but that Celgene also should request the ability to conduct limited reverse due diligence on certain Bristol-Myers Squibb intellectual property because these assets could affect the value of a potential transaction for Celgene’s stockholders.

On November 19, 2018, Mr. Alles called Dr. Caforio to convey the Executive Committee’s determination and, on November 20, 2018, Dr. Caforio contacted Mr. Alles to inform Mr. Alles that Bristol-Myers Squibb was willing to proceed on that basis with mutual limited due diligence.

On November 23, 2018, Celgene and Bristol-Myers Squibb entered into a mutual confidentiality agreement, which included mutual standstill provisions that would terminate with respect to either party if such party were to enter into a definitive agreement with a third party providing for a change-of-control transaction.

In late November 2018, Bristol-Myers Squibb began working with Morgan Stanley regarding the debt financing that it intended to obtain in connection with the potential transaction. During the period from that time through signing of the merger agreement, Bristol-Myers Squibb engaged in ongoing discussions with Morgan Stanley and negotiated the terms of a commitment letter with Morgan Stanley Senior Funding, Inc., which is referred to in this joint proxy statement/prospectus as MSSF, and MUFG Bank, Ltd., which is referred to in this joint proxy statement/prospectus as MUFG, for a bridge loan facility to finance the cash portion of the consideration payable in the proposed transaction.

During a meeting on November 28, 2018 and in subsequent teleconferences, members of management of each of Bristol-Myers Squibb and Celgene reviewed intellectual property matters with respect to the other company.

On December 5, 2018, the BMS Board held a regularly scheduled meeting, with members of Bristol-Myers Squibb management and representatives of Kirkland & Ellis, outside legal advisor to Bristol-Myers Squibb, Morgan Stanley, Evercore, Dyal Co. and Joele Frank, public relations advisor to Bristol-Myers Squibb, in attendance. At this meeting, Dr. Caforio provided the BMS Board with an update on discussions with Celgene to date, as well as the strategic benefits of a potential transaction with Celgene, including as compared to other strategic alternatives available to Bristol-Myers Squibb, and an update on certain strategic initiatives of Bristol-Myers Squibb. Representatives of Kirkland & Ellis then advised the BMS Board regarding directors’ fiduciary duties, which included an overview of directors’ fiduciary duties when considering a potential transaction with Celgene. Representatives of Kirkland & Ellis also reviewed with the BMS Board preliminary disclosure that had been provided by each of Morgan Stanley, Evercore and Dyal Co. prior to the meeting with respect to any material relationships with either Bristol-Myers Squibb or Celgene. The BMS Board determined that such relationships or engagements would not interfere with the respective financial advisors’ abilities to provide financial advisory services to Bristol-Myers Squibb. Members of Bristol-Myers Squibb management then provided an overview of preliminary due diligence findings based on the intellectual property information provided to date by Celgene, including how these findings relate to certain key Celgene products and pipeline products. Members of Bristol-Myers Squibb management also presented their findings from their assessment of Celgene’s pipeline assets based on publicly available information. Representatives of Morgan Stanley, Evercore and Dyal Co., together with members of Bristol-Myers Squibb management, discussed with the BMS Board certain preliminary financial analyses and other considerations related to the potential transaction, including those based on the updated long-term financial plan that was reviewed with the BMS Board by members of Bristol-Myers Squibb management. In connection with their review of the updated long-term financial plan, Bristol-Myers Squibb’s management and the BMS Board discussed potential upside variables that were not reflected in the projections. The BMS Board, together with members of Bristol-Myers Squibb management and certain external advisors in attendance, then discussed potential frameworks for a revised proposal and related analyses. Representatives of Kirkland & Ellis then reviewed with the BMS Board key terms of a draft merger agreement related to the transaction. Following further discussion of these matters, the BMS Board determined that it was advisable to continue the exploration and pursuit of a possible acquisition of Celgene and in connection therewith authorized and directed Dr. Caforio to make a proposal to Mr. Alles of up to $110 per share of Celgene common stock (including a significant increase to the cash portion of the proposed merger consideration). The BMS Board further determined that a proposal could consist of a range of cash and stock consideration amounting to an aggregate value of up to $110 per share, including a higher cash component than had been previously proposed, and authorized and directed Dr. Caforio to propose a mix of cash and stock consideration within this range that equated to an aggregate value of up to $110 per share of Celgene common stock.

On December 5, 2018, following the meeting of the BMS Board, Dr. Caforio sent a letter to Mr. Alles proposing a transaction in which Bristol-Myers Squibb would acquire Celgene for $55.00 in cash and 0.930 of a share of Bristol-Myers Squibb common stock, for each share of Celgene common stock. The letter indicated that the proposal was subject to completion of due diligence and negotiation of mutually acceptable definitive agreements. The letter also noted that the revised proposal represented an increase in aggregate value, as well as an increase in the cash component. The letter requested immediate progression to full due diligence, and indicated a strong desire to announce a transaction by January 2, 2019 given the significant risks to both companies, as well as the risk of not being able to reach agreement on a mutually beneficial transaction, if there were a leak relating to discussions between the parties. The letter also proposed that two current members of the Celgene Board would be added to the BMS Board upon the closing of the transaction. Assuming that each share of Bristol-Myers Squibb common stock had a value of $52.03, which was the closing price of Bristol-Myers Squibb common stock on December 4, 2018 (the last trading day prior to the date of the letter), the proposal represented an aggregate value of $103.39 per share of Celgene common stock, whereas the September 21 proposal represented an aggregate value of approximately $98 per share of Celgene common stock (based on the assumptions described above in regard to the September 21 proposal). The closing price of Celgene common stock on December 4, 2018 was $72.47 per share, resulting in a premium of approximately 43% for the revised proposal and a premium of approximately 35% for the September 21 proposal.

On December 6, 2018, the Celgene Board held a meeting, with members of Celgene management and representatives of Wachtell Lipton in attendance. Members of Celgene management provided an overview of the revised proposal from Bristol-Myers Squibb, including the request for immediate progression to full due diligence and desire to announce a transaction by January 2, 2019. During the discussion, members of Celgene management also noted certain market and industry developments that had occurred since the prior meeting of the Celgene Board, including the decline in the stock prices of both Bristol-Myers Squibb common stock and Celgene common stock, the general decline in the stock prices of biopharma peers and other macroeconomic dynamics faced by the industry generally. Members of Celgene management then presented certain financial analyses of the transaction terms proposed by Bristol-Myers Squibb, including those based on the financial information underlying Celgene’s long-range strategic plan. Members of Celgene management also outlined certain financial aspects of the revised proposal, including as compared to Bristol-Myers Squibb’s previous proposal, considerations related to the relative mix of cash and Bristol-Myers Squibb stock reflected in the proposal, the value of the proposal and premium represented by the proposal relative to current and historical Celgene and Bristol-Myers Squibb stock prices, and the potential value creation of the combined company.

Members of Celgene management and the Celgene Board discussed that, for purposes of comparing the revised proposal to Bristol-Myers Squibb’s original proposal, if each Bristol-Myers Squibb share had a value equal to the Bristol-Myers Squibb closing price on September 20, 2018 (the day before the original proposal), the revised proposal of $55.00 in cash and 0.930 of a share of Bristol-Myers Squibb common stock would represent an aggregate value of $112.43 per share, as compared to the original proposal of $110.00 per share. Representatives of Wachtell Lipton advised the Celgene Board regarding the directors’ fiduciary duties. Following discussion, the Celgene Board unanimously determined that, although there may be strategic merit to a combination between Celgene and Bristol-Myers Squibb, the revised proposal was not sufficiently attractive from the perspective of Celgene’s stockholders and did not provide a basis for the companies to reach an agreement. The Celgene Board also instructed Mr. Alles to communicate the determination of the Celgene Board to Dr. Caforio and agreed that Mr. Alles could communicate with the Executive Committee of the Celgene Board regarding any subsequent discussions with Bristol-Myers Squibb.

On December 8, 2018, Mr. Alles contacted Dr. Caforio to communicate that the Celgene Board determined the revised proposal continued to undervalue Celgene. Dr. Caforio and Mr. Alles then agreed to meet on December 10, 2018 to further discuss a potential transaction between the companies.

On December 10, 2018, Dr. Caforio and Mr. Alles met and discussed terms of a potential transaction. During the course of these discussions, Dr. Caforio made a verbal proposal to acquire Celgene for an aggregate value of $108 per share, with the consideration to be composed of one share of Bristol-Myers Squibb common stock (up from the 0.930 exchange ratio previously proposed by Bristol-Myers Squibb) and $55 in cash. Dr. Caforio indicated to Mr. Alles that such proposal was subject to completion of due diligence of Celgene and negotiation of mutually acceptable definitive agreements. Mr. Alles conveyed to Dr. Caforio that, based on feedback at the prior Celgene Board meeting, he did not believe that the Celgene Board would accept the proposal, reminding Dr. Caforio that the Celgene Board had previously rejected a proposal in October with a headline value of $110 at that time and noting that reaching a definitive agreement by January 2, 2019 would be difficult. Dr. Caforio then made a further revised verbal proposal to Mr. Alles to acquire Celgene for one share of Bristol-Myers Squibb common stock and $57 in cash for each share of Celgene common stock. Dr. Caforio indicated that this proposal was subject to the approval of the BMS Board and, like the other proposals discussed, completion of due diligence of Celgene and negotiation of mutually acceptable definitive agreements. Assuming that each share of Bristol-Myers Squibb common stock had a value of $53.08, which was the closing price of Bristol-Myers Squibb common stock on December 7, 2018 (the last trading day prior to the proposal), the proposal represented an aggregate value of $110.08 per Celgene share. The closing price of Celgene common stock on December 7, 2018 was $70.08 per share. Therefore, the aggregate value of $110.08 per share represented a premium of approximately 57% when compared to this closing price. Dr. Caforio also reiterated the importance of signing an agreement by January 2, 2019 and commencing full mutual due diligence. Mr. Alles conveyed that he would communicate the revised proposal to the Celgene Board.

Later in the day on December 10, 2018, the BMS Board held a special meeting, with members of Bristol-Myers Squibb management in attendance. At this meeting, Dr. Caforio provided an update to the BMS Board on the potential transaction with Celgene, including the revised proposal Dr. Caforio provided to Mr. Alles earlier that day (which was subject to review and approval by the BMS Board). The BMS Board indicated its support for the proposal made by Dr. Caforio to Mr. Alles earlier in the day.

Following the meeting, on December 10, 2018, Dr. Caforio sent Mr. Alles a letter confirming Bristol-Myers Squibb’s revised proposal in which Celgene stockholders would receive one share of Bristol-Myers Squibb common stock and $57 in cash for each share of Celgene common stock.

On December 10, 2018, the Executive Committee of the Celgene Board met to discuss the revised proposal. The Executive Committee determined that the proposal warranted further consideration by the full Celgene Board and authorized members of Celgene management to engage with their counterparts at Bristol-Myers Squibb on a mutual due diligence exercise.

Over the next several days, members of management of the two companies made arrangements to begin a mutual due diligence process. On December 13, 2018, members of management of the two companies held mutual due diligence sessions in New York City, which were also attended by certain advisors of Bristol-Myers Squibb and Celgene. Bristol-Myers Squibb and Celgene each made available to the other, and each other’s representatives, due diligence information regarding itself and its business, including via upload of documentation to a data room, which was opened on December 16, 2018. From December 13, 2018 until January 2, 2019, each company and its representatives continued their respective due diligence investigation of the other company and its business. The due diligence activities included data room reviews, in-person meetings, conference calls and other interactions between Bristol-Myers Squibb and Celgene management teams by function, covering technical, regulatory, commercial, manufacturing, intellectual property, legal, organizational, human resources, and financial matters. Due diligence findings, including risks and upside opportunities, were reviewed by members of management of each of Bristol-Myers Squibb and Celgene with their respective boards of directors to help inform the strategic merits and financial analyses of the potential transaction.

On December 13 and 14, 2018, members of Bristol-Myers Squibb management met with representatives from two credit ratings agencies to discuss the potential transaction.

On December 14, 2018, the Celgene Board held a special meeting to discuss the revised proposal from Bristol-Myers Squibb, with members of Celgene management and representatives of J.P. Morgan, Citigroup Global Markets Inc., which is referred to in this joint proxy statement/prospectus as Citigroup, also a financial advisor to Celgene, and Wachtell Lipton in attendance. Members of Celgene management provided an overview of the revised proposal, including Bristol-Myers Squibb’s focus on announcing a transaction by January 2, 2019, and an update on full mutual due diligence. Members of Celgene management discussed with the Celgene Board the strategic rationale of the potential transaction, noting the strategic and industrial fit between the two companies. Members of Celgene management also outlined certain financial aspects of the revised proposal, initial findings from due diligence and the potential value creation of the combined company. Members of Celgene management also discussed other developments, including the decline in the prices of both Bristol-Myers Squibb common stock and Celgene common stock and the general decline in the stock prices of biopharma peers. They discussed how these dynamics could affect possible outcomes and risks with respect to Celgene’s most significant pipeline products and Celgene’s long-range strategic plan. Members of Celgene management and the Celgene Board also discussed how the revised proposal compared to the prior Bristol-Myers Squibb proposals. They discussed that the revised proposal, when compared to Bristol-Myers Squibb’s prior proposal on December 5, included both an increase in the stock portion of the consideration (from 0.930 of a share of Bristol-Myers Squibb common stock to one share of Bristol-Myers Squibb common stock) and an increase in the cash portion of the consideration (from $55 in cash to $57 in cash). In addition, they discussed that, for purposes of comparing the revised proposal to Bristol-Myers Squibb’s original proposal, the revised proposal of $57.00 in cash and one share of Bristol-Myers Squibb common stock—if each Bristol-Myers Squibb share had a value equal to the Bristol-Myers Squibb closing price on September 20, 2018 (the day before the original proposal)—would have an aggregate value of $118.75 per share, as compared to the original proposal of $110.00 per share.

Representatives of Wachtell Lipton provided an overview of the directors’ fiduciary duties when reviewing strategic alternatives. Members of Celgene management, together with Celgene’s financial and legal advisors, then discussed with the Celgene Board potential responses to the revised proposal, including considerations relating to possible outreach to other potentially interested parties based on, among other things, the industry and market knowledge and experience of management, the directors and Celgene’s financial advisors. Following discussion, the Celgene Board determined that members of Celgene management should continue discussions with Bristol-Myers Squibb regarding a potential transaction on the basis of Bristol-Myers Squibb’s revised proposal. The Celgene Board also determined that outreach to multiple parties could present meaningful risks and, accordingly, concluded that the Executive Committee of the Celgene Board, with advice from members of Celgene management and Celgene’s financial advisors, should determine whether to make any market outreach and, if so, to whom, taking into consideration these risks and the very limited number of parties that the directors believed had the scale and similar strategic focus to enable them to present a proposal that could be competitive with Bristol-Myers Squibb’s revised proposal.

Later in the day on December 14, 2018, Dr. Caforio and Mr. Alles spoke by telephone. During this conversation, Mr. Alles advised Dr. Caforio that members of Celgene management and its external advisors had been authorized by the Celgene Board to continue discussions with Bristol-Myers Squibb on the basis of the revised proposal and that they were aligned with the goal of trying to reach a definitive agreement by January 2, 2019. During this conversation, Dr. Caforio communicated to Mr. Alles that the current proposal, which would provide Celgene stockholders with one share of Bristol-Myers Squibb common stock and $57 in cash per Celgene share, represented Bristol-Myers Squibb’s best and final offer.

Later that day, on behalf of Bristol-Myers Squibb, Kirkland & Ellis provided an initial draft merger agreement to Wachtell Lipton, on behalf of Celgene. The draft merger agreement included, among other things, a provision that either company’s board of directors would be permitted to change its recommendation to stockholders in favor of the transaction in response to a superior proposal but would not be able to unilaterally terminate the merger agreement in these circumstances. It also provided that each party would be required to pay the other party a termination fee equal to 3.75% of the transaction equity value if the merger agreement were terminated in specified circumstances, including in connection with a change of recommendation by a party’s board of directors. The draft merger agreement included a covenant requiring Bristol-Myers Squibb to divest assets or take similar actions if necessary to obtain regulatory approvals so long as doing so would not have a material adverse effect on either party. The draft merger agreement included a “material adverse effect” provision that would allow a party to not close the transaction if the other party experienced a “material adverse effect,” and the definition of “material adverse effect” had certain exclusions for, among other things, macroeconomic and industry events. In addition, the draft agreement provided that two of Celgene’s directors, to be mutually agreed between Celgene and Bristol-Myers Squibb, would be added upon the closing of the transaction to the BMS Board.

On December 16, 2018, the Executive Committee of the Celgene Board met to discuss potential outreach to other parties that could potentially be interested in a strategic transaction with Celgene. The Executive Committee considered various factors, including the risks posed by outreach to multiple parties, current market dynamics, potential for strategic fit, and ability to consummate, and likely interest in, a transaction with Celgene on terms that would be competitive with Bristol-Myers Squibb’s current proposal. Following discussion, the Executive Committee determined that an inquiry should be made to Party A, a large publicly traded pharmaceutical company, which, in the view of the Executive Committee of the Celgene Board, was the only company that potentially would have a strategic fit with Celgene that was as strong as that between Celgene and Bristol-Myers Squibb, as well as the scale to enable it to present a proposal that could be competitive with Bristol-Myers Squibb’s revised proposal, if desired.

On December 17, 2018, at the direction of and on behalf of Celgene, a representative of J.P. Morgan contacted the chief executive officer of Party A, explained that Celgene was considering a change-of-control transaction and asked if Party A would be interested in presenting a proposal.

On December 18, 2018, the chief executive officer of Party A contacted the representative of J.P. Morgan and indicated that Party A had determined not to make a proposal for a potential strategic transaction with Celgene.

Later that day, on December 18, 2018, Mr. Alles informed the Executive Committee of the Celgene Board of Party A’s response. In light of the Executive Committee’s view that no company was likely to have both a strategic fit with Celgene that was as strong as that between Celgene and Bristol-Myers Squibb, as well as the scale to match or exceed the consideration offered by Bristol-Myers Squibb, the Executive Committee determined that outreach to additional parties presented a significant unfavorable risk of a leak that would be damaging to Celgene and the prospects of a transaction with Bristol-Myers Squibb, and therefore would not be advisable.

On December 19, 2018, Wachtell Lipton, on behalf of Celgene, sent a revised draft of the merger agreement to Kirkland & Ellis, on behalf of Bristol-Myers Squibb. The revised draft provided, among other things, that each company’s board of directors would be permitted to terminate the merger agreement in order to enter into a transaction providing for a superior proposal. It also reduced the termination fee that Celgene would be required to pay to Bristol-Myers Squibb if the merger agreement were terminated in specified circumstances from 3.75% of the equity transaction value to 2.0% of the equity transaction value. The draft merger agreement included a covenant requiring Bristol-Myers Squibb to divest assets or take similar actions if necessary to obtain regulatory approvals so long as doing so would not have a material adverse effect on the combined company after giving effect to the Celgene acquisition. Furthermore, the draft revised the “material adverse effect” definition applicable to Celgene to exclude any adverse development or events with respect to any of Celgene’s existing or pipeline products. The revised draft agreement further provided that three (instead of two) of Celgene’s directors would be added upon the closing of the transaction to the BMS Board.

On December 21, 2018, the Celgene Board held a special meeting, with members of Celgene management and representatives of J.P. Morgan, Citigroup and Wachtell Lipton in attendance. Mr. Alles, together with representatives of J.P. Morgan and Citigroup, updated the Celgene Board with respect to the Executive

Committee’s consideration of conducting outreach to potentially interested parties and the inquiry to, and response from, Party A, and on the due diligence process. Representatives of Wachtell Lipton provided an overview of the directors’ fiduciary duties when reviewing strategic alternatives. Following discussion, the Celgene Board determined that in light of, among other things, the response from Party A, the limited universe of additional potential counterparties with similar strategic fit as Bristol-Myers Squibb or the size and strategic interest to complete a transaction on attractive terms, and the risk that additional outreach could cause a leak or otherwise jeopardize the potential transaction with Bristol-Myers Squibb, further outreach to other companies should not be made at that time. The Celgene Board also determined that members of Celgene management should continue discussions with Bristol-Myers Squibb.

On December 24, 2018, Kirkland & Ellis, on behalf of Bristol-Myers Squibb, sent a revised draft of the merger agreement to Wachtell Lipton, on behalf of Celgene. The revised draft reverted to Bristol-Myers Squibb’s position on several of the open items, including providing that either company’s board of directors would be permitted to change its recommendation to stockholders in favor of the transaction in response to a superior proposal but would not be able to unilaterally terminate the merger agreement in these circumstances; the “material adverse effect” provision would not exclude any adverse development or events with respect to Celgene’s existing or pipeline products; and only two of the Celgene directors would join the board of directors of the combined company. In addition, the draft agreement provided that each party would be required to pay the other party a termination fee equal to 3.25% of the equity transaction value if the merger agreement were terminated in specified circumstances, including in connection with a change in recommendation by a party’s board of directors.

On December 27, 2018, Wachtell Lipton, on behalf of Celgene, sent a revised draft of the merger agreement to Kirkland & Ellis, on behalf of Bristol-Myers Squibb. The revised draft provided, among other things, that each company’s board of directors would be permitted to terminate the merger agreement in order to enter into a transaction providing for a superior proposal. It also provided that the termination fee that Celgene would be required to pay to Bristol-Myers Squibb if the merger agreement were terminated in specified circumstances would be equal to 2.5% of the equity transaction value, and the termination fee that Bristol-Myers Squibb would be required to pay to Celgene if the merger agreement were terminated in specified circumstances would be equal to 3.0% of the equity transaction value. Furthermore, the “material adverse effect” definition applicable to each party excluded any adverse regulatory or clinical development or events with respect to each party’s pipeline products.

On December 27, 2018, the BMS Board held a special meeting, with members of Bristol-Myers Squibb management and representatives of Kirkland & Ellis, Morgan Stanley, Evercore, and Dyal Co. in attendance. At this meeting, the BMS Board received an update from members of Bristol-Myers Squibb management on the potential transaction with Celgene, including the ongoing discussions with Celgene. Members of Bristol-Myers Squibb management and representatives of Morgan Stanley, Evercore and Dyal Co. reviewed with the BMS Board the results of due diligence conducted to date, as well as recent market developments and conditions since the prior proposal, including stock price declines of Celgene common stock as compared to Bristol-Myers Squibb common stock. Following the discussion, the BMS Board, together with members of Bristol-Myers Squibb management and representatives of Morgan Stanley, Evercore, and Dyal Co., discussed the potential of making a revised proposal and the potential terms and range of aggregate values of such a proposal. This discussion of a revised proposal included a discussion involving the introduction of a CVR component to the merger consideration for purposes of bridging a reduction in the upfront aggregate value per share. Following further discussions on these matters, the BMS Board authorized and directed Dr. Caforio to convey to Mr. Alles that Bristol-Myers Squibb was unwilling to proceed on the terms of the December 10, 2018 proposal, but Bristol-Myers Squibb was willing to proceed with a revised proposal consisting of $50 in cash, one share of Bristol-Myers Squibb common stock and a CVR component that would pay up to $8 per share of Celgene common stock in the event that certain milestones were achieved following the closing.

On December 27, 2018, Dr. Caforio and Mr. Alles met at the request of Dr. Caforio. Dr. Caforio explained that Bristol-Myers Squibb was no longer willing to agree to merger consideration consisting of $57 in cash and one share of Bristol-Myers Squibb common stock. Dr. Caforio further communicated that Bristol-Myers Squibb would be willing to proceed with a revised proposal consisting of $50 in cash and one share of Bristol-Myers Squibb common stock, subject to the completion of Celgene due diligence and finalization of mutually acceptable definitive agreements. Based on the closing price of Bristol-Myers Squibb common stock on

December 27, 2018 of $50.41 (the closing price of Bristol-Myers Squibb common stock on that day), the proposal represented an aggregate value of $100.41 per Celgene share. The closing price of Celgene common stock on December 27, 2018 was $62.81 per share. Therefore, the aggregate value of $100.41 per share represented a premium of approximately 60% when compared to this closing price. Dr. Caforio also explained that Bristol-Myers Squibb was willing to include some form of CVR component to the merger consideration that would pay up to $8 in cash in the event that certain milestones were achieved following the closing. Mr. Alles explained that he would need to discuss the revised proposal with the Celgene Board.

On December 28, 2018, members of Celgene and Bristol-Myers Squibb management discussed and negotiated the terms of a possible CVR, including the amount that could be payable under the CVR and the milestones that needed to be achieved prior to the making of such payments. Members of Celgene management proposed to members of Bristol-Myers Squibb management that the CVR could pay up to $10, with $2 payable upon FDA approval of each of Celgene’s five near-term, late-stage pipeline assets.

On December 28, 2018, the Celgene Board held a special meeting with members of Celgene management and representatives of J.P. Morgan, Citigroup and Wachtell Lipton in attendance. Members of Celgene management presented and reviewed Bristol-Myers Squibb’s revised proposal and updated the Celgene Board on the status of negotiations between the companies regarding the CVR. Representatives of Wachtell Lipton also reviewed with the Celgene Board disclosure that had been provided by each of J.P. Morgan and Citigroup prior to the meeting with respect to any material relationships with either Bristol-Myers Squibb or Celgene. Members of Celgene management and the Celgene Board also discussed that, for purposes of comparing the revised proposal to Bristol-Myers Squibb’s original proposal, the revised proposal of $50.00 in cash, one share of Bristol-Myers Squibb common stock and one CVR—if each Bristol-Myers Squibb share had a value equal to the Bristol-Myers Squibb closing price on September 20, 2018 (the day before the original proposal) and if each CVR paid $8 in cash—would have an aggregate value of $119.75 per share, as compared to the original proposal of $110.00 per share. After discussion, the Celgene Board determined that members of Celgene management should continue to engage with Bristol-Myers Squibb but noted that the terms of the CVR should be clear, tied to near-term events, and aligned with the strategy of the combined company.

On December 29, 2018, the companies continued to negotiate the terms of the CVR. During those negotiations, Bristol-Myers Squibb stated that it was not willing to pay any amount under the CVR unless multiple milestones were achieved before the specified milestone dates. In addition, Bristol-Myers Squibb stated that it would only agree for the CVR to pay up to $9, not $10 as requested by Celgene. Finally, under Bristol-Myers Squibb’s proposal, the CVR would pay $9 only if the FDA approves on or before December 31, 2020 the commercial manufacturing, marketing and sale of all of Ozanimod, JCAR017 and bb2121 with certain additional requirements related to the regulatory approvals.

On December 30, 2018, the BMS Board held a special meeting, with members of Bristol-Myers Squibb management and representatives of Kirkland & Ellis, Morgan Stanley, Evercore, and Dyal Co. in attendance. At this meeting, the BMS Board received an update from members of Bristol-Myers Squibb management on the potential transaction with Celgene, including an update on due diligence and the ongoing discussions with Celgene. Representatives of each of Morgan Stanley, Evercore, and Dyal Co., together with members of Bristol-Myers Squibb management, then discussed with the BMS Board certain financial and transaction considerations related to the potential transaction, including an updated financial analysis. Members of Bristol-Myers Squibb management and representatives of the external advisors in attendance also provided an overview of the proposed CVR component to the merger consideration under various formulations. The BMS Board, together with members of Bristol-Myers Squibb management and representatives of its external advisors in attendance, then discussed the potential of making a revised proposal to Celgene and the range of, and mix of consideration comprising, the aggregate values of such a proposal. Following further discussion on these matters, the BMS Board authorized and directed Dr. Caforio to make a revised proposal that provided flexibility for Celgene to receive upfront consideration consisting of $50 cash and one share of Bristol-Myers Squibb common stock or, if Celgene preferred, cash of up to $57 per share, with an appropriate reduction in the exchange ratio to reflect an aggregate value per share consistent with the $50 cash and one share of Bristol-Myers Squibb common stock proposal, and, in either case, a CVR that would pay $9 if the FDA approves on or before December 31, 2020 the commercial manufacturing, marketing and sale of all of Ozanimod, JCAR017 and bb2121 with certain additional requirements related to the regulatory approvals.

On December 30, 2018, Dr. Caforio sent a letter to Mr. Alles confirming the proposal discussed on December 29, 2018. The letter stated that Bristol-Myers Squibb’s best and final offer was a price per Celgene common share of $50 in cash and one share of Bristol-Myers Squibb common stock. In addition, each share of Celgene common stock would receive one CVR that would pay $9 if the FDA were to approve on or before December 31, 2020 the commercial manufacturing, marketing and sale of all of Ozanimod, JCAR017 and bb2121 with certain additional requirements related to the regulatory approvals. The letter also stated that Bristol-Myers Squibb would be willing to increase the cash component of the consideration to up to $57 per share, with a corresponding reduction in the exchange ratio to maintain overall value. Furthermore, Bristol-Myers indicated that it would announce an intention to execute a post-closing share buy-back of approximately $5 billion, which it believed would provide support for the trading price of the Bristol-Myers Squibb common stock received by the Celgene stockholders and allow for additional value-creation upside for the stockholders of the combined company. The letter indicated that the proposal was subject to the completion of limited remaining due diligence and finalization of mutually acceptable definitive agreements, and would expire if a definitive agreement were not signed by 5:00 p.m. on January 5, 2019.

From December 31, 2018 to January 2, 2019, Celgene, Bristol-Myers Squibb and their respective advisors continued to discuss and negotiate the open issues in the merger agreement and the CVR agreement. Following these discussions and negotiations, the companies agreed that the merger agreement would provide that each company’s board of directors would be permitted to terminate the merger agreement in order to enter into a transaction providing for a superior proposal. They also agreed that the termination fee that each party would be required to pay to the other party if the merger agreement were terminated in specified circumstances would be equal to $2.2 billion, which was equal to approximately 2.95% of the equity transaction value (excluding the CVR) and approximately 2.71% of the equity transaction value (including the full nominal value of the CVR), based on the closing price of Bristol-Myers Squibb common stock as of the date prior to announcement of the merger agreement. Furthermore, the companies agreed that the “material adverse effect” definition applicable to each party would exclude any adverse development or events with respect to either party’s pipeline products. With respect to the CVR, the companies also agreed to extend to March 31, 2021 the specified milestone date for the required FDA approval for bb2121 and to eliminate any additional requirements related to the regulatory approvals for Ozanimod, JCAR017 and bb2121.

On January 2, 2019, the Science and Technology Committee of the BMS Board convened to discuss in detail the results of the due diligence conducted with respect to Celgene, including, in particular, due diligence findings with respect to Celgene’s products and product pipeline opportunities.

Immediately following the meeting of the Science and Technology Committee of the BMS Board, the BMS Board held a special meeting, with members of Bristol-Myers Squibb management and representatives of Kirkland & Ellis, Morgan Stanley, Evercore and Dyal Co. in attendance. All members of the BMS Board were present at this special meeting other than Mr. Matthew W. Emmens, who was unable to attend. At this meeting, Bristol-Myers Squibb management and the external advisors in attendance reviewed the terms of the potential transaction with the BMS Board. Representatives from Kirkland & Ellis reviewed the fiduciary duties of the directors and the terms of the draft transaction agreements. Members of Bristol-Myers Squibb management then provided an update to the BMS Board on the results of due diligence conducted with respect to Celgene. Representatives from Morgan Stanley, Evercore, and Dyal Co. reviewed with the BMS Board their financial analyses of the merger consideration proposed in the merger, and each of Morgan Stanley, Evercore and Dyal Co. then rendered its respective oral opinion, which was subsequently confirmed in writing, to the BMS Board that, as of that date and subject to the various assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of the review undertaken as set forth in their respective opinions, the merger consideration to be paid by Bristol-Myers Squibb in the merger pursuant to the merger agreement was fair, from a financial point of view, to Bristol-Myers Squibb. See “—Opinions of Bristol-Myers Squibb’s Financial Advisors” beginning on page 132 of this joint proxy statement/prospectus. In advance of the meeting, the BMS Board was provided with updated customary disclosure of any material relationships with either Bristol-Myers Squibb or Celgene by each of Morgan Stanley, Dyal Co. and Evercore, and the BMS Board determined such relationships would not interfere with Morgan Stanley’s, Dyal Co.’s or Evercore’s ability to continue to provide financial advisory services to Bristol-Myers Squibb. Management of Bristol-Myers Squibb also provided an overview and update on the financing to be arranged for purposes of the transaction. Members of Bristol-Myers Squibb management and the BMS Board discussed a number of factors, including those outlined under “—Bristol-Myers Squibb’s Reasons for the Merger; Recommendation of the Bristol-Myers Squibb

Board of Directors that Bristol-Myers Squibb Stockholders Approve the Stock Issuance” beginning on page 109 of this joint proxy statement/prospectus. Following discussion, the BMS Board determined, by unanimous vote of all of the directors present at the meeting, that the merger agreement and the transactions contemplated thereby were fair to, and in the best interests of, Bristol-Myers Squibb and its stockholders, approved and declared advisable the merger agreement, the merger and the other transactions contemplated by the merger agreement, and resolved to recommend adoption of the stock issuance by Bristol-Myers Squibb stockholders. Mr. Emmens received and reviewed the materials prior to this special meeting and expressed his support for the transaction, and following the meeting of the BMS Board again confirmed his support for the transaction.

Later that day, on January 2, 2019, the Celgene Board held a special meeting, with members of Celgene management and representatives of J.P. Morgan, Citigroup and Wachtell Lipton in attendance, during which members of Celgene management updated the Celgene Board on the status of negotiations between the companies, including the terms outlined in Bristol-Myers Squibb’s December 30, 2018 letter to Celgene and the discussions between the companies following receipt of the letter. The Celgene Board also discussed Bristol-Myers Squibb’s offer to increase the cash component of the consideration to $57 per share, with a corresponding reduction in the exchange ratio to maintain overall value. The Celgene Board, following discussion with members of Celgene management, determined that it would prefer to keep the mix of consideration of $50 per share in cash and one share of Bristol-Myers Squibb common stock, in light of its view that the stock ownership in the combined company would allow Celgene stockholders to participate in the anticipated earnings and growth of a stronger combined company, as well as any synergies resulting from the merger. Members of Celgene management and the Celgene Board also discussed that, for purposes of comparing the revised proposal to Bristol-Myers Squibb’s original proposal, the revised proposal of $50.00 in cash, one share of Bristol-Myers Squibb common stock and one CVR—if each Bristol-Myers Squibb share had a value equal to the Bristol-Myers Squibb closing price on September 20, 2018 (the day before the original proposal) and if each CVR paid $9 in cash—would have an aggregate value of $120.75 per share, as compared to the original proposal of $110.00 per share. Representatives of Wachtell Lipton reviewed the fiduciary duties of the directors and the terms of the draft transaction agreements. The Celgene Board then reviewed again the disclosure that had been provided by each of J.P. Morgan and Citigroup prior to the meeting of the Celgene Board on December 28, 2018 with respect to any material relationships with either Bristol-Myers Squibb or Celgene and determined such relationships would not interfere with J.P. Morgan’s or Citigroup’s ability to continue to provide financial advisory services to Celgene. Representatives of J.P. Morgan and Citigroup reviewed with the Celgene Board their respective financial analyses relating to the fairness to the holders of Celgene common stock of the consideration proposed to be paid in the merger, and J.P. Morgan and Citigroup each then rendered its oral opinion, which was subsequently confirmed in writing, to the Celgene Board to the effect that, as of January 2, 2019 and based on and subject to the assumptions made, procedures followed, matters considered and other limitations and qualifications set forth in each respective written opinion, the merger consideration to be paid to the holders of Celgene common stock in the merger was fair, from a financial point of view, to such holders. See “—Opinions of Celgene’s Financial Advisors” beginning on page 113 of this joint proxy statement/prospectus. Members of Celgene management and the Celgene Board discussed a number of factors, including those outlined under “—Celgene’s Reasons for the Merger; Recommendation of the Celgene Board of Directors that Celgene Stockholders Adopt the Merger Agreement” beginning on page 105 of this joint proxy statement/prospectus. Following discussion, the Celgene Board unanimously determined that the merger was fair to, and in the best interests of, Celgene and its stockholders, approved and declared advisable the merger agreement, the merger and the other transactions contemplated by the merger agreement, and resolved to recommend adoption of the merger agreement to holders of shares of Celgene’s common stock.

Following the approval of the merger agreement and the merger by each of the BMS Board and the Celgene Board, Bristol-Myers Squibb and Celgene executed the merger agreement early during the morning of January 3, 2019. Concurrently with entering into the merger agreement, Bristol-Myers Squibb entered into a bridge facility commitment letter with MSSF and MUFG. That same morning, prior to the opening of trading on the NYSE, the two companies issued a joint press release announcing entry into the merger agreement.

Certain Relationships between Bristol-Myers Squibb and Celgene

Bristol-Myers Squibb, Celgene and their respective affiliates engage in transactions and enter into agreements with each other in the ordinary course of business. Bristol-Myers Squibb believes that no such transaction occurring in the fiscal year ended December 31, 2018, or the four prior fiscal years had an aggregate value in excess of 1% of Bristol-Myers Squibb’s consolidated revenues for the fiscal year in which the transaction occurred. Except as described in this joint proxy statement/prospectus, there are and have been no past, present or proposed material contracts, arrangements, understandings, relationships, negotiations or transactions during the five immediately preceding calendar years between Bristol-Myers Squibb or its affiliates, on the one hand, and Celgene or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer for or other acquisition of securities, the election of directors, or the sale or other transfer of a material amount of assets.

Celgene’s Reasons for the Merger; Recommendation of the Celgene Board of Directors that Celgene Stockholders Adopt the Merger Agreement

In reaching its decision to approve, and declare advisable, the merger agreement and to recommend that Celgene’s stockholders adopt the merger agreement, the Celgene Board, as described above in the section entitled “—Background of the Merger” beginning on page 93 of this joint proxy statement/prospectus, held a number of meetings, consulted with Celgene’s management and its legal and financial advisors and considered a number of factors, including its knowledge of the business, assets and liabilities, results of operations, financial performance, strategic direction and prospects of each of Celgene, Bristol-Myers Squibb and the combined company following the merger (taking into account the results of Celgene’s due diligence of Bristol-Myers Squibb), as well as the risks in achieving those prospects and the anticipated effects of the merger. The Celgene Board considered a variety of factors that weighed positively in favor of the merger agreement, the merger and the other transactions contemplated by the merger agreement. These factors included the following, which are not necessarily in order of importance:

Value of Merger Consideration

•	the value of the upfront merger consideration (i.e., the cash and stock components of the merger consideration), based on the closing price of the Bristol-Myers Squibb common stock as of January 2, 2019, the last trading day prior to the announcement of the merger agreement, represented a premium of approximately 53.7% to the closing price of the Celgene common stock on January 2, 2019; a premium of approximately 51.3% to the 30-day volume weighed average closing price of the Celgene common stock as of January 2, 2019; and a premium of approximately 35.2% to the 90-day volume weighted average closing price of the Celgene common stock as of January 2, 2019;
•	in addition to the upfront merger consideration, each share of Celgene common stock will receive one transferable and tradeable CVR, which may provide Celgene stockholders with an opportunity to receive an additional $9.00 in cash for each CVR if certain regulatory approvals are achieved within specified time periods;
•	the stock component of the merger consideration will provide Celgene stockholders with ownership of approximately 31% of the combined company and therefore allow Celgene’s stockholders to participate in the anticipated earnings and growth of the combined company, as well as any synergies resulting from the merger, while the cash portion of the merger consideration will provide liquidity and certainty of value upon consummation of the merger;
•	the amount of cash, the number of shares of Bristol-Myers Squibb common stock and the number of CVRs to be received for each outstanding share of Celgene common stock are fixed and will not be reduced if the share price of Celgene common stock declines prior to the effective time of the merger or if the share price of Bristol-Myers Squibb common stock increases prior to the effective time, and the terms of the merger agreement do not include termination rights based on an increase in the market price of Bristol-Myers Squibb common stock relative to the market price of Celgene common stock;
•	the merger consideration was the result of a series of arm’s length negotiations between the parties; and
•	each of J.P. Morgan and Citigroup rendered an opinion to the Celgene Board on January 2, 2019 (each subsequently confirmed in writing) to the effect that, as of such date and based on and subject to the assumptions made, procedures followed, matters considered and other limitations and qualifications set forth in each respective written opinion, the merger consideration to be paid to the holders of Celgene common stock in the merger was fair, from a financial point of view, to such holders, as more fully described in the section entitled “—Opinions of Celgene’s Financial Advisors” beginning on page 113 of this joint proxy statement/ prospectus.

Strategic Benefits of Transaction

•	the merger will create a leading specialty biopharma company, well positioned for sustained innovation and long-term growth and to address the needs of patients with cancer, inflammatory and immunologic disease and cardiovascular disease, and, with complementary areas of focus, the combined company will operate with global reach and scale, while maintaining the speed and agility that is core to each company’s strategic approach;
•	the merger will create a leading oncology franchise in both solid tumors and hematologic malignancies, led by OPDIVO®, YERVOY®, REVLIMID® and POMALYST®, and a leading immunology and inflammation franchise led by ORENCIA® and OTEZLA®;
•	the combined company will have near-term launch opportunities that are expected to represent more than $15 billion in revenue potential, with two expected near-term product launches in immunology and inflammation and four near-term product launches in hematology, and the commercial capabilities of the combined company could facilitate the launch of these products;
•	the combined company will have a deep and diverse early-stage pipeline across solid tumors and hematologic malignancies, immunology and inflammation, cardiovascular disease and fibrotic disease and will be well positioned for long-term growth and significant value creation; and
•	the combined company will have a more diverse product portfolio than either company on a standalone basis, with nine products with more than $1 billion in annual sales;
•	the combined company is expected to have greater financial resources and flexibility to realize the full potential of its pipeline, to engage in research and development, and to invest in other development opportunities, including through the combined company’s established collaboration network, for sustainable long-term growth;
•	the combined company is expected to be in a better position to operate in the current and expected future pharmaceutical/biotech landscape, including operating in and responding to the current and expected future regulatory and competitive challenges facing industry participants; and
•	two members of the Celgene Board will join the board of the combined company, which could enhance the likelihood of obtaining the strategic benefits expected from the merger and the benefits and talents that Celgene could bring to the combined company.

Likelihood of Completion

•	there are limited overlaps between the businesses of Celgene and Bristol-Myers Squibb relative to those that could be present in transactions with certain other industry participants;
•	Bristol-Myers Squibb has committed in the merger agreement to use its reasonable best efforts to complete the merger, including its commitment to make divestitures or take other actions in order to obtain regulatory approvals for the transaction, subject to a limit on making divestitures or taking other actions that would reasonably be expected to have a material adverse effect on the financial condition, business or results of operations of the combined company (see the section entitled “The Merger Agreement—Reasonable Best Efforts Covenant”);
•	Bristol-Myers Squibb’s obligations pursuant to the merger agreement are not subject to any financing condition or similar contingency based on Bristol-Myers Squibb’s ability to obtain financing; and
•	Bristol-Myers Squibb has received financing commitments to provide $33.5 billion aggregate principal amount of bridge loans, which is sufficient, together with Bristol-Myers Squibb’s other sources of available cash, to fund the cash portion of the merger consideration.

Terms of Merger Agreement

•	the merger is subject to the approval of the Celgene stockholders, which will be free to approve or reject the merger;
•	the merger agreement permits Celgene, subject to certain conditions, to respond to and negotiate unsolicited acquisition proposals prior to the time that Celgene’s stockholders approve the merger and to terminate the merger agreement to accept an unsolicited acquisition proposal that the Celgene Board determines is superior to the merger;
•	the merger agreement permits the Celgene Board, subject to certain conditions, to make an adverse recommendation change to Celgene stockholders, in response to a superior proposal or an intervening event, that they adopt the merger agreement if it would be reasonably likely to be inconsistent with the Celgene Board’s fiduciary duties to fail to do so;
•	Bristol-Myers Squibb is prohibited from soliciting acquisition proposals, subject to certain exceptions described in “The Merger Agreement—No Solicitation” beginning on page 185 of this joint proxy statement/prospectus; and
•	under certain circumstances under the merger agreement, Bristol-Myers Squibb may be required to pay Celgene (i) the Bristol-Myers Squibb termination fee or (ii) the Celgene fee reimbursement, as more fully described in the section entitled “The Merger Agreement—Termination Fees and Expenses.”

The Celgene Board also considered a variety of risks and other potentially negative factors concerning the merger. These factors included the following, which are not necessarily listed in order of importance:

•	the stock issuance is subject to the approval of the Bristol-Myers Squibb stockholders, which will be free to approve or reject the stock issuance, subject to certain exceptions described in “The Merger Agreement—Termination of the Merger Agreement” beginning on page 197 of this joint proxy statement/prospectus;
•	the merger agreement permits Bristol-Myers Squibb, subject to certain conditions, to respond to and negotiate unsolicited acquisition proposals prior to the time that Bristol-Myers Squibb’s stockholders approve the stock issuance and to terminate the merger agreement to accept an unsolicited acquisition proposal that the BMS Board determines is superior to the merger;
•	the merger agreement permits the BMS Board, subject to certain conditions, to make an adverse recommendation change to Bristol-Myers Squibb stockholders, in response to a superior proposal or an intervening event, that they adopt the merger agreement if it would be reasonably likely to be inconsistent with the BMS Board’s fiduciary duties to fail to do so;
•	there would be risks and costs to Celgene during the pendency of the merger and if the merger is not completed, including uncertainty about the effect of the proposed merger on Celgene’s employees, customers, potential customers, distributors, suppliers and other parties, which may impair Celgene’s ability to attract, retain and motivate key personnel and could cause customers, potential customers, suppliers, distributors and others to seek to change or not enter into business relationships with Celgene, and the risk that the trading price of the Celgene common stock could be materially adversely affected if the merger is not completed;
•	the number of shares of Bristol-Myers Squibb common stock to be received for each outstanding share of Celgene common stock is fixed and will not be increased to compensate Celgene stockholders in the event of a decline in the share price of Bristol-Myers Squibb common stock or an increase in the share price of Celgene common stock prior to the effective time of the merger, and that the terms of the merger agreement do not include termination rights for Celgene triggered in the event of an increase in the value of Celgene relative to the value of Bristol-Myers Squibb;
•	if the transaction is not completed as a result of regulatory impediments or other reasons, Bristol-Myers Squibb will not be obligated to pay any “reverse termination fee”;
•	the merger agreement contains provisions that restrict the conduct of Celgene’s business prior to the completion of the merger, generally requiring Celgene not to take certain actions with respect to the conduct of its business without the prior consent of Bristol-Myers Squibb;

•	the merger agreement contains provisions that could have the effect of discouraging third party offers for Celgene, including the restriction on Celgene’s ability to solicit third-party proposals for alternative transactions;
•	under certain circumstances under the merger agreement, Celgene may be required to pay to Bristol-Myers Squibb (i) the Celgene termination fee or (ii) the Bristol-Myers Squibb fee reimbursement, as more fully described in the section entitled “The Merger Agreement—Termination Fees and Expenses”;
•	Celgene could incur substantial expenses related to the merger, including in connection with any litigation that may result from the announcement or pendency of the merger;
•	the parties face risks with achieving anticipated cost synergies and savings and successfully integrating their businesses, operations and workforces;
•	there is a risk that management focus on completion of the merger could divert attention and resources from the operation of Celgene’s business; and
•	there are other various risks associated with the merger and the business of Celgene, Bristol-Myers Squibb and the combined company, as described in the section entitled “Risk Factors.”

In addition to considering the factors described above, the Celgene Board was aware of and considered the following additional factors:

•	some of Celgene’s directors and executive officers have other interests in the merger that are in addition to their interests as Celgene stockholders, as more fully described in the section entitled “Interests of Celgene’s Directors and Executive Officers in the Merger”;
•	Celgene considered the prospects for a merger or sale transaction with a company other than Bristol-Myers Squibb, including (i) the Celgene Board’s belief, after consultation with Celgene management and its financial advisors and after an inquiry to, and response from, a company that, in the board’s view, was the only company that potentially could have a strategic fit with Celgene that was as strong as that between Celgene and Bristol-Myers Squibb, that there were not likely many other potential buyers for Celgene and that, even if another potential buyer made an offer, Bristol-Myers Squibb’s proposal was likely to be the highest offer with the greatest transaction certainty; (ii) the risks associated with an auction process, including, among other things, the risk of significant harm to Celgene’s business if it became known to Celgene’s customers, distributors or employees that Celgene was seeking to be sold (without assurance that a financially superior proposal would be made or consummated); (iii) the risk of losing the Bristol-Myers Squibb proposal or that Bristol-Myers Squibb would lower its proposed consideration if Celgene elected to solicit other offers and little or no competitive bidding emerged; (iv) the risk of breaches of confidentiality by prospective participants in an auction process and their advisors; and (v) the substantial management time and resources that would be required, potentially causing significant management distraction from operating Celgene’s business;
•	the FDA approvals necessary to trigger the potential payment under the CVRs may not be achieved by Bristol-Myers Squibb and Celgene, potentially affecting the value and marketability of the CVRs; and
•	the receipt of the merger consideration in exchange for shares of Celgene common stock pursuant to the merger will generally be a taxable transaction for U.S. federal income tax purposes.

The foregoing discussion of the information and factors considered by the Celgene Board is not meant to be exhaustive but includes the material factors considered by the Celgene Board. In view of the variety of factors considered in connection with its evaluation of the merger, the Celgene Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination and recommendation. In addition, individual directors may have given different weights to different factors. The Celgene Board recommended the merger agreement and the merger based upon the totality of the information it considered.

The foregoing description of the Celgene Board’s consideration of the factors supporting the merger agreement, the merger and the other transactions contemplated by the merger agreement is forward-looking in nature. This information should be read in light of the factors discussed in the section entitled “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 79 of this joint proxy statement/prospectus.

THE CELGENE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT CELGENE STOCKHOLDERS VOTE “FOR” THE ADOPTION OF THE MERGER AGREEMENT, “FOR” THE CELGENE ADJOURNMENT PROPOSAL AND “FOR” THE CELGENE COMPENSATION ADVISORY PROPOSAL.

Bristol-Myers Squibb’s Reasons for the Merger; Recommendation of the Bristol-Myers Squibb Board of Directors that Bristol-Myers Squibb Stockholders Approve the Stock Issuance

In reaching its decision to approve, and declare advisable, the merger agreement and the others transactions contemplated by the merger agreement, including the stock issuance, the BMS Board, as described above in “—Background of the Merger” beginning on page 93 of this joint proxy statement/prospectus, held a number of meetings, consulted with Bristol-Myers Squibb’s management and its legal and financial advisors and considered a number of factors, including its knowledge of the business, assets and liabilities, results of operations, financial performance, strategic direction and prospects of each of Bristol-Myers Squibb, Celgene, and the combined company following the merger (taking into account the results of Bristol-Myers Squibb’s diligence of Celgene), as well as the risks in achieving those prospects. The BMS Board considered a variety of factors that weighed positively in favor of the merger agreement, the merger and the other transactions contemplated by the merger agreement. These factors included the following, which are not necessarily in order of importance:

Strategic Benefits of the Transaction

•	the merger will create a leading biopharmaceutical company, well positioned for sustained innovation and long-term growth and to address the needs of patients with cancer, inflammatory and immunologic disease and cardiovascular disease through high-value innovative medicines and leading scientific capabilities and, with complementary areas of focus, the combined company will operate with global reach and scale, while maintaining the speed and agility that is core to each company’s strategic approach;
•	the merger will create a leading oncology franchise in both solid tumors and hematologic malignancies, led by OPDIVO®, YERVOY®, REVLIMID® and POMALYST®, and a leading immunology and inflammation franchise led by ORENCIA® and OTEZLA®;
•	the combined company will have a deep and diverse early-stage pipeline across solid tumors and hematologic malignancies, immunology and inflammation, cardiovascular disease and fibrotic disease;
•	the combined company will have near-term launch opportunities that are expected to represent greater than $15 billion in revenue potential, with ten Phase 3 assets and six expected near-term potential product launches, and the commercial capabilities of the combined company could facilitate the launch of these products;
•	the combined company will have a more diverse product portfolio than either company on a standalone basis, with nine products expected to have more than $1 billion in annual sales;
•	the combined company will have a strong balance sheet and cash flow generation to enable significant investment in innovation, with more than $45 billion of expected free cash flow generation by the third full year following the completion of the merger;
•	the combined company is expected to have greater financial resources and flexibility, even after taking into account transaction-related indebtedness, to realize the full potential of its pipeline, to engage in research and development, to invest in other development opportunities for sustainable long-term growth, including through the combined company’s established collaboration network, and to maintain an investment grade credit rating;
•	the combined company is expected to be in a better position to operate in the current and expected future pharmaceutical landscape, including operating in and responding to the current and expected future regulatory and competitive challenges facing industry participants;

•	the expectation that the combined company will enter into an accelerated share repurchase agreement to repurchase $5 billion of its common stock following completion of the merger, which will lead to meaningful capital returns;
•	the expectation that the transaction will result in meaningful cost synergies, with anticipated run-rate cost synergies of approximately $2.5 billion by 2022;
•	the belief that the complementary cultures of the two companies will allow for, and that the Bristol-Myers Squibb management team will be able to work together with members of Celgene management to enable, a successful integration of Bristol-Myers Squibb and Celgene following the consummation of the merger; and
•	the expectation that the complementary nature of the businesses and products of Bristol-Myers Squibb and Celgene will allow for a successful integration of the two companies, and enhance the combined company’s future opportunity and flexibility in determining whether to elect to engage in a potential separation or other strategic transaction involving one or both of its businesses.

Transaction Terms

•	the expectation that the merger will be significantly accretive to the DCF implied values per share of Bristol-Myers Squibb common stock as well as to Bristol-Myers Squibb’s estimated cash EPS for each of the calendar years 2020 through 2023. See “—Opinions of Bristol-Myers Squibb’s Financial Advisors” beginning on page 132 of this joint proxy statement/prospectus;
•	the opinions of each of Morgan Stanley, Evercore and Dyal Co. rendered orally on January 2, 2019 and subsequently confirmed in writing, to the BMS Board that, as of such date, and based upon and subject to the various assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of the review undertaken set forth in each such advisor’s written opinion, the merger consideration to be paid by Bristol-Myers Squibb pursuant to the merger agreement was fair, from a financial point of view, to Bristol-Myers Squibb. See “—Opinions of Bristol-Myers Squibb’s Financial Advisors” beginning on page 132 of this joint proxy statement/prospectus;
•	the fact that, because holders of outstanding Bristol-Myers Squibb common stock as of immediately prior to completion of the merger are expected to hold approximately 69% of the outstanding Bristol-Myers Squibb common stock immediately after completion of the merger, Bristol-Myers Squibb stockholders will have the opportunity to participate in the future performance of the combined company, including synergies;
•	the fact that because the exchange ratio under the merger agreement is fixed (and will not be adjusted for fluctuations in the market price of Bristol-Myers Squibb common stock or Celgene common stock during the period prior to the completion of the merger), Bristol-Myers Squibb has greater certainty as to the number of shares of Bristol-Myers Squibb common stock to be issued in the merger;
•	the fact that 11 members of the 13-member board of directors of the combined company will be comprised of current members of the BMS Board, including that Dr. Caforio will continue as the Chairman and Chief Executive Officer of Bristol-Myers Squibb following the merger;
•	the terms and conditions of the merger agreement, including the regulatory and other commitments by both Bristol-Myers Squibb and Celgene to complete the merger and the absence of a financing condition to Bristol-Myers Squibb’s obligation to close the merger;
•	the BMS Board’s belief that, while the consummation of the merger is subject to various regulatory approvals and the satisfaction of certain other conditions, such approvals are likely to be obtained and such other conditions are likely to be satisfied, in each case, without a material adverse impact on the respective businesses of Bristol-Myers Squibb, Celgene or the combined company;
•	the fact that, while Bristol-Myers Squibb is obligated to use its reasonable best efforts to complete the merger, such efforts standard does not obligate Bristol-Myers Squibb to take any actions or agree to any terms, conditions or limitations as a condition to, or in connection with, obtaining any regulatory approvals required to complete the merger that would have or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the combined company after giving effect to the merger;

•	there are limited overlaps between the businesses of Celgene and Bristol-Myers Squibb relative to those that could be present in transactions with certain other industry participants;
•	the merger agreement permits Bristol-Myers Squibb, subject to certain conditions, to respond to and negotiate unsolicited acquisition proposals for Bristol-Myers Squibb prior to the time the Bristol-Myers Squibb stockholders approve the stock issuance;
•	the ability of the BMS Board, subject to certain conditions and in certain circumstances the payment of the Bristol-Myers termination fee, to (i) make an adverse recommendation change in response to a superior proposal or an intervening event if not doing so would be reasonably likely to be inconsistent with its fiduciary duties and/or (ii) terminate the merger agreement in order to accept a superior proposal, as more fully described in the section titled, “The Merger Agreement—Termination of the Merger Agreement” beginning on page 197 of this joint proxy statement/prospectus;
•	the fact that the BMS Board did not believe that the termination fee that Bristol-Myers Squibb would be required to pay in connection with the entrance by Bristol-Myers Squibb into an alternative transaction that constitutes a superior proposal would preclude a third party from making an acquisition proposal for or pursuing a transaction with Bristol-Myers Squibb;
•	the fact that Celgene is required to pay the Celgene termination fee if the merger agreement is terminated under certain circumstances described under “The Merger Agreement—Termination Fees and Expenses” beginning on page 199 of this joint proxy statement/prospectus;
•	the fact that Celgene is required to pay to Bristol-Myers Squibb the Bristol-Myers Squibb fee reimbursement if the Celgene stockholders vote on and fail to adopt the merger agreement at the Celgene special meeting, as more fully described in the section titled, “The Merger Agreement—Termination Fees and Expenses” beginning on page 199 of this joint proxy statement/prospectus;
•	the terms of the bridge facility commitment letter, particularly in light of the then-current market for such commitments and facilities;
•	the BMS Board’s belief as to the likelihood that Bristol-Myers Squibb will be able to obtain the necessary financing and that the full proceeds of the financing will be available to Bristol-Myers Squibb;
•	the anticipated ability of Bristol-Myers Squibb to service and pay down the indebtedness incurred in connection with the merger;
•	the merger is conditioned upon the approval by the Bristol-Myers Squibb stockholders of the stock issuance, which will be free to approve or reject the stock issuance; and
•	the merger consideration was the result of a series of arm’s length negotiations between the parties.

Other Factors

•	the respective businesses, operations, management, financial condition, earnings and prospects of Bristol-Myers Squibb and Celgene;
•	the results of Bristol-Myers Squibb’s management’s due diligence investigation of Celgene, including the results of the business, financial, accounting and legal due diligence investigations of Celgene and the reputation, business practices and experience of Celgene and its management;
•	the review by the BMS Board with its legal and financial advisors of the structure of the merger and the financial and other terms of the merger agreement and the merger; and
•	trends and competitive developments in the biopharmaceutical industry.

The BMS Board also considered a variety of risks and other potentially negative factors concerning the merger. These factors included the following, which are not necessarily listed in the order of importance:

•	the expected dilution associated with the stock issuance and the assumption of outstanding Celgene equity awards;

•	the risk that the potential benefits of the merger may not be fully realized, including the possibility that transaction synergies may not be realized to the extent or on the timeline expected, or at all, and that Bristol-Myers Squibb paid more for Celgene than the value it will derive from the merger;
•	the risk of diverting Bristol-Myers Squibb management focus and resources from other strategic opportunities and from operational matters, and potential disruption of Bristol-Myers Squibb management associated with the merger and integrating the companies;
•	the risk that the merger may not be completed despite the parties’ efforts or that completion of the merger may be delayed, even if the requisite approvals are obtained from Bristol-Myers Squibb stockholders and Celgene stockholders, including the possibility that conditions to the parties’ obligations to complete the merger may not be satisfied, and the potential resulting disruptions to Bristol-Myers Squibb’s business (and the disruptions of the combined company if the merger is ultimately completed);
•	the risks and costs to Bristol-Myers Squibb during the pendency of the merger and if the merger is not completed of the merger on Bristol-Myers Squibb’s businesses (or, following the completion of the merger, on the combined company’s businesses), including uncertainty about the effect of the proposed merger on Bristol-Myers Squibb’s employees, customers, potential customers, distributors, suppliers and other parties, which may impair Bristol-Myers Squibb’s ability to attract, retain and motivate key personnel and could cause customers, potential customers, suppliers, distributors and others to seek to change or not enter into business relationships with Bristol-Myers Squibb, and the risk that the trading price of the Bristol-Myers Squibb common stock could be materially adversely affected if the merger is not completed;
•	the merger is subject to the approval of the Celgene stockholders, which will be free to approve or reject the merger, subject to certain exceptions described in “The Merger Agreement—Termination of the Merger Agreement” beginning on page 197 of this joint proxy statement/prospectus;
•	the risk that the shares of Bristol-Myers common stock and CVRs to be issued in the merger are not approved for listing on the NYSE, both of which are conditions to completion of the merger;
•	the potential length of time before the closing conditions can be satisfied, including as a result of the regulatory approval provisions and the fact that the parties may therefore not be able to close the merger for an extended period of time, during which Bristol-Myers Squibb would be subject to the merger agreement and bound by the various covenants and restrictions set forth therein;
•	the possibility that governmental authorities might seek to require certain actions of Bristol-Myers Squibb or Celgene or impose certain terms, conditions or limitations on Bristol-Myers Squibb’s or Celgene’s businesses in connection with granting approval of the merger or might otherwise seek to prevent or delay the merger, including the risk that governmental authorities might seek an injunction or order in court;
•	the fact that Bristol-Myers Squibb has incurred and will continue to incur significant costs and expenses in connection with the contemplated transaction, regardless of whether it is completed, and will absorb the costs and expenses of Celgene if the merger is completed;
•	the fact that Bristol-Myers Squibb, under the terms of the merger agreement, is required to take and agree to substantial actions and remedies if necessary in order to satisfy the antitrust closing conditions, which may include, among other things, divestitures of assets, restrictions on business operations and termination of business relationships as described under “The Merger Agreement—Reasonable Best Efforts Covenant” beginning on page 188 of this joint proxy statement/prospectus;
•	the merger agreement permits Celgene, subject to certain conditions, to respond to and negotiate unsolicited acquisition proposals prior to the time that Celgene stockholders approve the merger;
•	Celgene’s ability, subject to certain conditions and in certain circumstances the payment of the Celgene termination fee, to (i) make an adverse recommendation change in response to a superior proposal or an intervening if not doing so would be reasonably likely to be inconsistent with its fiduciary duties and/or (ii) terminate the merger agreement in order to accept a superior proposal, as more fully described in the section titled, “The Merger Agreement—Termination of the Merger Agreement,” beginning on page 188 of this joint proxy statement/prospectus;

•	under certain circumstances under the merger agreement, Bristol-Myers Squibb may be required to (i) pay the Bristol-Myers Squibb termination fee or (ii) to pay to Celgene the Celgene fee reimbursement, which is described in section titled “The Merger Agreement—Termination Fees and Expenses” beginning on page 199 of this joint proxy statement/prospectus;
•	the merger agreement permits the Celgene Board, subject to certain conditions, to make an adverse recommendation change to the Celgene stockholders that they approve the merger agreement if it would be reasonably likely to be inconsistent with the Celgene Board’s fiduciary duties to fail to do so;
•	the fact that Bristol-Myers Squibb will be subject to certain restrictions on the conduct of its businesses during the period between signing the merger agreement and completion of the merger, which could prevent Bristol-Myers Squibb from taking certain actions or otherwise pursuing certain business opportunities during the pendency of the merger;
•	Celgene’s ability to specifically enforce all of Bristol-Myers Squibb’s obligations, in all events, under the merger agreement;
•	the risk that the additional debt incurred in connection with the merger could have a negative impact on combined company’s credit ratings and operational flexibility;
•	the risk of litigation related to the transaction; and
•	various other risks associated with the merger and the businesses of Bristol-Myers Squibb, Celgene and the combined company described under “Risk Factors,” beginning on page 38 of this joint proxy statement/prospectus.

During its consideration of the merger, the BMS Board was also aware that certain of Celgene’s directors and executive officers may have interests in the merger that are different from or in addition to those of Celgene stockholders generally, as described in the section entitled “Interests of Celgene’s Directors and Executive Officers in the Merger” beginning on page 202 of this joint proxy statement/prospectus.

The BMS Board determined that, taken as a whole, these potential risks and uncertainties were outweighed by the benefits that the BMS Board expects to achieve for its stockholders as a result of the merger. The BMS Board realized that there can be no assurance about future results, including results considered or expected as disclosed in the above reasons. The above discussion of the material factors considered by the BMS Board in its consideration of the merger and the other transactions contemplated by the merger agreement is not intended to be exhaustive, but does set forth some of the principal factors considered by the BMS Board. In light of the number and wide variety of factors considered in connection with the evaluation of the merger and the other transactions, the BMS Board did not consider it practicable to, and did not attempt to, quantify or otherwise assign relative weights to the specific factors it considered in reaching its final decision. The BMS Board viewed its position as being based on all of the information available to it and the factors presented to and considered by it. However, some directors may themselves have given different weight to different factors. The factors, potential risks and uncertainties contained in this explanation of Bristol-Myers Squibb’s reasons for the merger and other information presented in this section contain information that is forward-looking in nature and, therefore, should be read in light of the factors discussed in “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 79 of this joint proxy statement/prospectus.

THE BMS BOARD UNANIMOUSLY RECOMMENDS THAT BRISTOL-MYERS SQUIBB STOCKHOLDERS VOTE “FOR” THE STOCK ISSUANCE AND “FOR” THE BRISTOL-MYERS SQUIBB ADJOURNMENT PROPOSAL.

Opinions of Celgene’s Financial Advisors

Opinion of J.P. Morgan Securities LLC

At the meeting of the Celgene Board on January 2, 2019, J.P. Morgan rendered its oral opinion to the Celgene Board that, as of such date and based upon and subject to the factors and assumptions set forth in its opinion, the merger consideration to be paid to the holders of Celgene common stock in the merger was fair, from a financial point of view, to such holders. J.P. Morgan has confirmed its January 2, 2019 oral opinion by delivering its written opinion to the Celgene Board, dated January 2, 2019, that, as of such date, the merger consideration to be paid to the holders of Celgene common stock in the merger was fair, from a financial point of view, to such holders. The full text of the written opinion of J.P. Morgan dated January 2, 2019, which sets forth the assumptions made, matters considered and limits on the review undertaken, is attached as Annex C to this joint proxy statement/prospectus and is incorporated herein by reference. The summary of the opinion of J.P. Morgan set forth in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of such opinion. Celgene stockholders are urged to read the opinion in its entirety. J.P. Morgan’s written opinion was addressed to the Celgene Board (in its capacity as such) in connection with and for the purposes of its evaluation of the merger, was directed only to the merger consideration to be paid to the holders of Celgene common stock in the merger and did not address any other aspect of the merger. The issuance of J.P. Morgan’s opinion was approved by a fairness committee of J.P. Morgan. The summary of the opinion of J.P. Morgan set forth in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of such opinion. The opinion does not constitute a recommendation to any stockholder of Celgene as to how such stockholder should vote with respect to the merger or any other matter.

In arriving at its opinions, J.P. Morgan, among other things:

•	reviewed the merger agreement, including the form CVR agreement attached as Exhibit A thereto;
•	reviewed certain publicly available business and financial information concerning Celgene and Bristol-Myers Squibb and the industries in which they operate;
•	compared the proposed financial terms of the merger with the publicly available financial terms of certain transactions involving companies J.P. Morgan deemed relevant and the consideration paid for such companies;
•	compared the financial and operating performance of Celgene and Bristol-Myers Squibb with publicly available information concerning certain other companies J.P. Morgan deemed relevant and reviewed the current and historical market prices of Celgene common stock and Bristol-Myers Squibb common stock and certain publicly traded securities of such other companies;
•	reviewed certain internal financial analyses and forecasts prepared by or at the direction of the management of Celgene relating to the respective businesses of Celgene and Bristol-Myers Squibb, including in the case of Celgene, the forecasts and assessments of the management of Celgene relating to the probability of achievement of the CVR milestone, as well as the estimated amount and timing of the cost savings and related expenses and projected synergies expected by the management of Celgene to result from the merger; and
•	performed such other financial studies and analyses and considered such other information as J.P. Morgan deemed appropriate for the purposes of its opinion.

In addition, J.P. Morgan held discussions with certain members of the management of Celgene and Bristol-Myers Squibb with respect to certain aspects of the merger, and the past and current business operations of Celgene and Bristol-Myers Squibb, the financial condition and future prospects and operations of Celgene and Bristol-Myers Squibb, the effects of the merger on the financial condition and future prospects of Celgene and Bristol-Myers Squibb, and certain other matters J.P. Morgan believed necessary or appropriate to its inquiry.

In giving its opinion, J.P. Morgan relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with J.P. Morgan by Celgene and Bristol-Myers Squibb or otherwise reviewed by or for J.P. Morgan. J.P. Morgan did not independently verify any such information or its accuracy or completeness and J.P. Morgan did not assume any obligation to undertake any such independent verification. J.P. Morgan did not conduct and was not provided with any valuation or appraisal of any assets or liabilities, nor did J.P. Morgan evaluate the solvency of Celgene or Bristol-Myers Squibb under any state or federal laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to J.P. Morgan or derived therefrom, including the Celgene projected synergies, J.P. Morgan assumed that they were reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of Celgene and Bristol-Myers Squibb to which such analyses or forecasts relate. J.P. Morgan expressed no view as to such analyses or forecasts (including the Celgene projected synergies) or the assumptions on which they were based. In connection with its financial analyses, J.P. Morgan applied the CVR probabilities to derive a value for the CVRs, which value was reviewed and approved by management of Celgene for purposes of performing J.P. Morgan’s financial analyses in connection with rendering its opinion. In addition, with respect to the Celgene financial projections, as defined and summarized in the section titled “—Certain Unaudited Prospective Financial

Information” beginning on page 150 of this joint proxy statement/prospectus, J.P. Morgan assigned probability weightings provided by Celgene to each of Celgene management case 1, Celgene management case 2 and Celgene management case 3, each as defined and summarized in the section titled “—Certain Unaudited Prospective Financial Information—Celgene Financial Projections” beginning on page 150 of this joint proxy statement/prospectus, as directed by Celgene, and the resulting Celgene blended management case, as defined and summarized in the section titled “—Certain Unaudited Prospective Financial Information—Celgene Financial Projections” beginning on page 150 of this joint proxy statement/prospectus, calculated based on such probability weighting was reviewed and approved by management of Celgene for purposes of performing J.P. Morgan’s financial analyses in connection with rendering its opinion, and J.P. Morgan expressed no opinion with respect to any other financial projections relating to Celgene provided to J.P. Morgan by Celgene. Further, J.P. Morgan was advised by management of Celgene, and J.P. Morgan assumed with Celgene’s consent, that such probability weightings reflect the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of Celgene.

J.P. Morgan also assumed that the merger and the other transactions contemplated by the merger agreement will have the tax consequences described in discussions with, and materials furnished to J.P. Morgan by, representatives of Celgene, and will be consummated as described in the merger agreement, and that the definitive CVR agreement will not differ in any material respects from the form thereof furnished to J.P. Morgan. J.P. Morgan also assumed that the representations and warranties made by Celgene and Bristol-Myers Squibb in the merger agreement and the related agreements were and will be true and correct in all respects material to its analysis. J.P. Morgan is not a legal, regulatory or tax expert and J.P. Morgan relied on the assessments made by advisors to Celgene with respect to such issues. J.P. Morgan further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the merger will be obtained without any adverse effect on Celgene or Bristol-Myers Squibb or on the contemplated benefits of the merger in any respect material to J.P. Morgan’s analysis.

J.P. Morgan’s opinion was necessarily based on economic, market and other conditions as in effect on, and the information made available to J.P. Morgan as of, the date of such opinion. J.P. Morgan’s opinion noted that subsequent developments may affect J.P. Morgan’s opinion, and that J.P. Morgan does not have any obligation to update, revise, or reaffirm such opinion. J.P. Morgan’s opinion is limited to the fairness, from a financial point of view, of the merger consideration to be paid to the holders of Celgene common stock in the merger, and J.P. Morgan has expressed no opinion as to the fairness of any consideration to be paid in connection with the merger, including the merger consideration, to the holders of any other class of securities, creditors or other constituencies of Celgene or as to the underlying decision by Celgene to engage in the merger. Furthermore, J.P. Morgan expressed no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the merger, or any class of such persons relative to the merger consideration to be paid to the holders of Celgene common stock in the merger or with respect to the fairness of any such compensation. J.P. Morgan expressed no opinion as to the price at which the Celgene common stock, the Bristol-Myers Squibb common stock or the CVRs will trade at any future time.

The terms of the merger agreement, including the merger consideration, were determined through arm’s length negotiations between Celgene and Bristol-Myers Squibb, and the decision to enter into the merger agreement was solely that of the Celgene Board and the BMS Board. J.P. Morgan’s opinion and financial analyses were only one of the many factors considered by the Celgene Board in its evaluation of the merger and should not be viewed as determinative of the views of the Celgene Board or the management of Celgene with respect to the merger or the merger consideration.

In accordance with customary investment banking practice, J.P. Morgan employed generally accepted valuation methodology in rendering its opinion to the Celgene Board on January 2, 2019, and contained in the joint presentation delivered to the Celgene Board on such date by J.P. Morgan and Citigroup in connection with the rendering of J.P. Morgan’s (as well as Citigroup’s respective) opinion and the summaries of the financial analyses set forth below do not purport to be complete descriptions of the analyses or data presented by J.P. Morgan. Some of the summaries of the financial analyses include information presented in tabular format. The tables are not intended to stand alone, and in order to more fully understand the financial analyses used by J.P. Morgan, the tables must be read together with the full text of each summary. Considering the data set forth below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of J.P. Morgan’s analyses.

Celgene Financial Analyses

Selected Public Trading Multiples Analysis

Using publicly available information, J.P. Morgan compared selected financial data of Celgene with similar data for companies selected by J.P. Morgan, among other reasons, because they are publicly traded companies with operations and businesses that, for purposes of J.P. Morgan’s analysis and based on its experience and professional judgment, may be considered similar in certain respects to those of Celgene based on business sector participation, financial metrics and form of operations. The analysis necessarily involves complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the companies differently than would affect Celgene. The companies selected by J.P. Morgan were:

•	Alexion Pharmaceuticals, Inc.;
•	Amgen Inc.;
•	Biogen Inc.;
•	Gilead Sciences, Inc.; and
•	Regeneron Pharmaceuticals, Inc.

Using publicly available information, J.P. Morgan calculated and compared, for each selected company listed above and for Celgene, (i) firm value, calculated as the market value of the relevant company’s common stock on a fully diluted basis as of December 31, 2018, plus debt, minority interest and preferred equity, less cash and cash equivalents, each as of September 30, 2018, and adjusted, as deemed appropriate by J.P. Morgan based on its experience and professional judgment, for the expected financial impact of significant publicly disclosed strategic transactions involving such company and entered into after September 30, 2018, which is referred to in this section entitled “—Opinion of J.P. Morgan Securities LLC” of this joint proxy statement/prospectus as the firm value or FV, as a multiple of estimated earnings before interest, taxes, depreciation and amortization but after taking into account stock-based compensation expense, which is referred to in this joint proxy statement/prospectus as Adjusted EBITDA, for the calendar year ending December 31, 2019, which multiple is referred to in this section entitled “—Opinion of J.P. Morgan Securities LLC” of this joint proxy statement/prospectus as 2019E FV/EBITDA, and (ii) the multiple represented by (A) the relevant company’s closing share price as of December 31, 2018 as compared to (B) such company’s estimated earnings per share, adjusted to exclude amortization expense and include stock-based compensation expense, which is referred to in this section entitled “—Opinion of J.P. Morgan Securities LLC” of this joint proxy statement/prospectus as EPS, for the calendar year ending December 31, 2019, which multiple is referred to in this section entitled “—Opinion of J.P. Morgan Securities LLC” of this joint proxy statement/prospectus as 2019E P/E, in each case (other than in the case of Celgene), based on public filings with the SEC, equity analyst research reports and FactSet data as of December 31, 2018. With respect to Celgene, J.P. Morgan calculated and compared both the 2019E FV/EBITDA and 2019E P/E multiples based on (i) equity analyst research reports and (ii) the Celgene blended management case, which was reviewed and approved by management of Celgene for use by J.P. Morgan in performing its financial analyses and in rendering its fairness opinion.

This analysis indicated the following 2019E FV/EBITDA and 2019 P/E multiples:

	2019E FV/ EBITDA	2019 P/E
Alexion Pharmaceuticals, Inc.	9.5x	12.5x
Amgen Inc.	10.0x	13.4x
Biogen Inc.	7.9x	10.7x
Gilead Sciences, Inc.	6.8x	10.0x
Regeneron Pharmaceuticals, Inc.	14.6x	19.5x
Celgene(1)	7.4x	7.1x
Celgene(2)	6.6x	6.5x
(1)	Based on equity analyst research reports.
(2)	Based on the Celgene blended management case.

Based on the results of this analysis and J.P. Morgan’s experience and professional judgment, J.P. Morgan selected a multiple reference range of 7.0x to 10.0x for 2019E FV/EBITDA and a multiple reference range of 7.0x to 13.5x for 2019E P/E.

After applying these ranges to Celgene’s estimated adjusted EBITDA and EPS (based on the Celgene blended management case) for the calendar year ending December 31, 2019, the analysis indicated the following ranges of implied equity value per share for the Celgene common stock on a fully diluted basis using the treasury stock method, rounded to the nearest $0.25:

	Implied Equity Value Per Share of Celgene common stock
	Low	High
2019E FV/EBITDA	$69.50	$107.50
2019E P/E	$68.50	$132.25

The ranges of implied equity value per share were compared to (i) the closing price per share of Celgene common stock of $64.09 as of December 31, 2018 and (ii) the implied per share equity value of the merger consideration of $107.13 per share of Celgene common stock, calculated as of December 31, 2018. The implied per share equity value of the merger consideration of $107.13 as used throughout this summary was calculated based on the sum of (A) the cash portion of the merger consideration equal to $50.00 per share, (B) the stock portion of the merger consideration equal to one share of Bristol-Myers Squibb common stock valued at the closing price per share of Bristol-Myers Squibb common stock of $51.98 on December 31, 2018, and (C) the estimated present value of the CVR of $5.15 per share, calculated based on the $9.00 per share nominal value of the CVR and the CVR probabilities and applying a 9.0% discount rate, which is referred to in this joint proxy statement/prospectus as the estimated CVR present value.

Selected Transaction Multiples Analysis

Using publicly available information, J.P. Morgan reviewed selected transactions involving businesses that, for purposes of J.P. Morgan’s analysis and based on its experience and professional judgment, were considered similar to Celgene’s business. Specifically, J.P. Morgan reviewed the transactions set forth in the below table.

Using publicly available information, J.P. Morgan calculated, for each selected transaction in the following table, the multiple of the target company’s firm value implied by the consideration paid in such transaction to the target company’s estimated EBITDA for (i) in the case of transactions announced prior to June 30, the calendar year in which the transaction was announced and (ii) in the case of transactions announced after June 30, the calendar year following the calendar year in which the transaction was announced, which is referred to in this joint proxy statement/prospectus as Forward EBITDA (CY1) . The following table represents the results of this analysis for each of the selected transactions:

Target	Acquiror	Month/Year Announced	Forward EBITDA (CY1)
Shire plc	Takeda Pharmaceutical Company Limited	May 2018	12.0x
Actelion Ltd	Johnson & Johnson	January 2017	30.8x(1)
Baxalta Incorporated	Shire plc	January 2016	16.1x
Allergan, Inc.	Actavis plc	November 2014	17.7x
Forest Laboratories, Inc.	Actavis plc	February 2014	14.8x
Genzyme Corporation	Sanofi-Aventis S.A.	February 2011	12.3x
Schering-Plough Corporation	Merck & Co., Inc.	March 2009	10.7x
Wyeth	Pfizer Inc.	January 2009	8.3x
(1)	For reference only.

Based on the results of this analysis and other factors which J.P. Morgan considered appropriate based on its experience and professional judgment, J.P. Morgan selected a multiple reference range of 8.5x to 18.0x for Forward EBITDA (CY1). After applying this range to Celgene’s estimated EBITDA (based on the Celgene blended management case) for the twelve months ending December 31, 2019, this analysis indicated a range of implied equity values per share of Celgene common stock on a fully diluted basis using the treasury stock method, rounded to the nearest $0.25, of $88.75 to $204.25, which was compared to (i) the closing price per share of Celgene common stock of $64.09 as of December 31, 2018 and (ii) the implied per share equity value of the merger consideration of $107.13 per share of Celgene common stock.

Discounted Cash Flow Analysis

J.P. Morgan conducted a discounted cash flow analysis, which is referred to in this joint proxy statement/prospectus as a DCF analysis, for the purpose of determining an implied equity value per share on a fully diluted basis using the treasury stock method for the Celgene common stock. A DCF analysis is a method of evaluating an asset using estimates of the future unlevered free cash flows generated by the asset and taking into consideration the time value of money with respect to those future cash flows by calculating their “present value.” The “unlevered free cash flows,” for purposes of the DCF analysis, refers to a calculation of the future cash flows generated by an asset without including in such calculation any debt servicing costs. “Present value” refers to the current value of the future cash flows generated by the asset, and is obtained by discounting those cash flows back to the present using a discount rate that takes into account macro-economic assumptions and estimates of risk, the cost of capital and other appropriate factors. “Terminal value” refers to the present value of all future cash flows generated by the asset for periods beyond the projected period.

J.P. Morgan calculated the present value of the future standalone unlevered free cash flows that Celgene was forecasted to generate from calendar year 2019 through calendar year 2028 based upon the Celgene blended management case. J.P. Morgan also calculated a range of terminal values for Celgene at the end of the ten-year period ended 2028 by applying a terminal growth rate ranging from 1.50% to 3.00% (which range was developed with, and reviewed and approved by, the management of Celgene) to the unlevered free cash flows of Celgene during the final year of the projections. The unlevered free cash flows and the range of terminal values were then discounted to present values as of December 31, 2018 using a range of discount rates from 8.50% to 9.50%. The discount rate range was selected by J.P. Morgan based on J.P. Morgan’s analysis of the weighted average cost of capital for Celgene, taking into account target capital structures, yields for U.S. Treasury notes, levered and unlevered betas for Celgene and the selected publicly traded companies identified above, market risk premium, tax rates and other appropriate factors. The present values were then adjusted to take into account Celgene’s estimated net debt as of December 31, 2018 to derive implied equity values per share for Celgene on a fully diluted basis using the treasury stock method.

Based on the foregoing, this analysis indicated a range of implied equity values per share of Celgene common stock, rounded to the nearest $0.25, of $90.75 to $117.25, which was compared to (i) the closing price per share of Celgene common stock of $64.09 as of December 31, 2018 and (ii) the implied value of the merger consideration of $107.13 per share of Celgene common stock.

52-Week Historical Trading Range

For reference only and not as a component of its fairness analysis, J.P. Morgan reviewed the trading range for the Celgene common stock for the 52-week period ended December 31, 2018, which was $58.59 per share to $109.98 per share, and compared that range to (i) the closing price per share of Celgene common stock of $64.09 as of December 31, 2018 and (ii) the implied value of the merger consideration of $107.13 per share of Celgene common stock.

Analyst Price Target

For reference only and not as a component of its fairness analysis, J.P. Morgan reviewed certain publicly available equity research analyst price targets for the Celgene common stock available as of December 31, 2018, and noted that the range of such price targets was $71.00 per share to $163.00 per share and compared that range to (i) the closing price per share of Celgene common stock of $64.09 as of December 31, 2018 and (ii) the implied value of the merger consideration of $107.13 per share of Celgene common stock.

Bristol-Myers Squibb Financial Analyses

Selected Public Trading Multiples Analysis

Using publicly available information, J.P. Morgan compared selected financial data of Bristol-Myers Squibb with similar data for companies selected by J.P. Morgan, among other reasons, because they are publicly traded companies with operations and businesses that, for purposes of J.P. Morgan’s analysis, may be considered similar in certain respects to those of Bristol-Myers Squibb based on business sector participation, financial metrics and form of operations. The analysis necessarily involves complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the companies differently than would affect Bristol-Myers Squibb. The companies selected by J.P. Morgan were:

•	AbbVie Inc.;
•	AstraZeneca plc;
•	Eli Lilly and Company;
•	GlaxoSmithKline plc;
•	Johnson & Johnson;
•	Merck & Co., Inc.;
•	Novartis International AG;
•	Pfizer Inc.;
•	Roche Holding AG; and
•	Sanofi S.A.

These companies were selected, among other reasons, because they are publicly traded companies with operations and businesses that, for purposes of J.P. Morgan’s analysis and based on its experience and professional judgment, may be considered similar in certain respects to those of Bristol-Myers Squibb based on business sector participation, financial metrics and form of operations. The analysis necessarily involves complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the companies differently than would affect Bristol-Myers Squibb.

Using publicly available information, J.P. Morgan calculated and compared, for each selected company listed above and for Bristol-Myers Squibb, (i) 2019E FV/EBITDA, and (ii) 2019E P/E, in each case (other than in the case of Bristol-Myers Squibb), based on public filings with the SEC, equity analyst research reports and FactSet data as of December 31, 2018. With respect to Bristol-Myers Squibb, J.P. Morgan calculated and compared both the 2019E FV/EBITDA and 2019E P/E multiples, in each case taking into account the potential impact, as directed by the management of Celgene, of the planned divestiture of Bristol-Myers Squibb’s French consumer healthcare business, UPSA, which divestiture is referred to in this joint proxy statement/prospectus as the UPSA divestiture, and, in the case of 2019E P/E, adjusted to include amortization expense, and based on (i) equity analyst research reports and (ii) the Celgene adjusted Bristol-Myers Squibb financial projections, as defined and summarized in the section titled “—Certain Unaudited Prospective Financial Information” beginning on page 150 of this joint proxy statement/prospectus, which were reviewed and approved by management of Celgene for use by J.P. Morgan in performing its financial analyses and in rendering its fairness opinion.

This analysis indicated the following 2019E FV/EBITDA and 2019 P/E multiples:

	2019E FV/ EBITDA	2019 P/E
AbbVie, Inc.	10.1x	10.5x
AstraZeneca plc	14.4x	20.0x
Eli Lilly and Company	15.1x	19.5x
GlaxoSmithKline plc	10.4x	14.3x
Johnson & Johnson	11.6x	15.0x
Merck & Co., Inc.	12.1x	16.1x
Novartis International AG	12.6x	15.6x
Pfizer Inc.	12.3x	14.2x
Roche Holding AG	9.9x	13.5x
Sanofi S.A.	9.6x	12.8x
Bristol-Myers Squibb(1)	11.2x	12.8x
Bristol-Myers Squibb(2)	10.6x	12.2x
(1)	Based on equity analyst research reports.
(2)	Based on the Celgene adjusted Bristol-Myers Squibb financial projections.

Based on the results of this analysis and J.P. Morgan’s experience and professional judgment, J.P. Morgan selected a multiple reference range of 9.5x to 14.5x for 2019E FV/EBITDA and a multiple reference range of 10.5x to 20.0x for 2019E P/E.

After applying these ranges to Bristol-Myers Squibb’s estimated EBITDA and EPS, based on the Celgene adjusted Bristol-Myers Squibb financial projections for the calendar year ending December 31, 2019, the analysis indicated the following ranges of implied equity value per share for Bristol-Myers Squibb common stock on a fully diluted basis using the treasury stock method, rounded to the nearest $0.25:

	Implied Equity Value Per Share of Bristol-Myers Squibb common stock
	Low	High
2019E FV/EBITDA	$47.00	$70.50
2019E P/E	$44.75	$85.00

The ranges of implied equity value per share were compared to the closing price per share of Bristol-Myers Squibb common stock of $51.98 as of December 31, 2018.

Discounted Cash Flow Analysis

J.P. Morgan conducted a DCF analysis for the purpose of determining an implied fully diluted equity value per share using the treasury stock method for Bristol-Myers Squibb common stock.

J.P. Morgan calculated the present value of the future standalone unlevered free cash flows that Bristol-Myers Squibb was forecasted to generate from calendar year 2019 through calendar year 2023 based on the Celgene adjusted Bristol-Myers Squibb financial projections. J.P. Morgan also calculated a range of terminal values for Bristol-Myers Squibb at the end of the five-year period ended 2023 by applying a terminal growth rate ranging from 0.50% to 1.50% (which range was developed with, and reviewed and approved by, the management of Celgene) to the unlevered free cash flows of Bristol-Myers Squibb during the final year of the projections. The unlevered free cash flows and the range of terminal values were then discounted to present values as of December 31, 2018 using a range of discount rates from 7.25% to 8.25%. The discount rate range was selected by J.P. Morgan based on J.P. Morgan’s analysis of the weighted average cost of capital for Bristol-Myers Squibb, taking into account target capital structures, yields for U.S. Treasury notes, levered and unlevered betas for Bristol-Myers Squibb and the selected publicly traded companies identified above, market risk premium, tax rates and other appropriate factors. The present values were then adjusted to take into account Bristol-Myers Squibb’s estimated net debt and minority interest as of December 31, 2018 and the potential impact, as provided by Celgene’s management, of the UPSA divestiture to derive implied equity values per share for Bristol-Myers Squibb on a fully diluted basis using the treasury stock method.

Based on the foregoing, this analysis indicated a range of implied equity values per share of Bristol-Myers Squibb common stock, rounded to the nearest $0.25, of $58.00 to $74.25, which was compared to the closing price per share of Bristol-Myers Squibb common stock of $51.98 as of December 31, 2018.

52-Week Historical Trading Range

For reference only and not as a component of its fairness analysis, J.P. Morgan reviewed the trading range for Bristol-Myers Squibb common stock for the 52-week period ended December 31, 2018, which was $46.94 per share to $70.05 per share, and compared that range to the closing price per share of Bristol-Myers Squibb common stock of $51.98 as of December 31, 2018.

Analyst Price Target

For reference only and not as a component of its fairness analysis, J.P. Morgan reviewed certain publicly available equity research analyst price targets for Bristol-Myers Squibb common stock available as of December 31, 2018, and noted that the range of such price targets was $47.00 per share to $70.00 per share and compared that range to the closing price per share of Bristol-Myers Squibb common stock of $51.98 as of December 31, 2018.

Other Analyses

Relative Implied Exchange Ratio Analysis

J.P. Morgan compared the results for Celgene to the results for Bristol-Myers Squibb with respect to the analyses referenced in the table below, after adjusting for (i) $50.00 per share of cash consideration and (ii) the estimated CVR present value of $5.15 per share. For each comparison, J.P. Morgan compared the highest equity value per share for Celgene to the lowest equity value per share for Bristol-Myers Squibb to derive the range of exchange ratios implied by each pair of estimates. J.P. Morgan also compared the lowest equity value per share for Celgene to the highest equity value per share for Bristol-Myers Squibb to derive the range of exchange ratios implied by each pair of estimates. The implied exchange ratios resulting from this analysis were:

Implied Exchange Ratio
	Low	High
52-Week Historical Trading Range(1)	0.0492x	1.1682x
Analyst Price Targets(1)	0.2265x	2.2947x
Trading Multiples – 2019E FV/EBITDA	0.2043x	1.1162x
Trading Multiples – 2019E P/E	0.1580x	1.7278x
Discounted Cash Flow(2)	0.4785x	1.0708x
(1)	Reference only.
(2)	Based on the Celgene blended management case.

The implied exchange ratios for Celgene and Bristol-Myers Squibb were compared to (i) the exchange ratio of 0.1721x of a share of Bristol-Myers Squibb common stock for a share of Celgene common stock, based on the respective closing prices per share on December 31, 2018, after adjusting for (A) $50.00 per share of cash consideration and (B) the estimated CVR present value of $5.15 per share, and (ii) the exchange ratio of 1.0000x shares of Bristol-Myers Squibb common stock for a share of Celgene common stock in the merger. However, J.P. Morgan noted that the relative implied exchange ratio analyses based on the 52-week historical trading range and based on the analyst price targets are not valuation methodologies and that such analyses were presented for reference purposes only and not as a component of its fairness analysis.

Intrinsic Value Creation Analysis

J.P. Morgan conducted an illustrative implied intrinsic value creation analysis, based on the Celgene blended management case and the Celgene adjusted Bristol-Myers Squibb financial projections, that compared the implied equity value of Celgene common stock derived from a DCF valuation on a standalone basis to the implied equity value attributable to the existing holders of Celgene common stock in the pro forma combined company.

J.P. Morgan determined the implied total equity value attributable to the existing holders of Celgene common stock in the pro forma combined company, which is referred to in this section entitled “—Intrinsic Value Creation Analysis” as the implied value to holders of Celgene common stock, by calculating the sum of (i) (A) (1) the sum of the implied equity values of the Celgene common stock and the Bristol-Myers Squibb common stock using the midpoint values determined pursuant to J.P. Morgan’s DCF analyses described above, plus (2) the estimated present value of the Celgene projected synergies, net of costs to achieve the Celgene projected synergies, which were discounted to present value using a 9.0% discount rate and a 0.0% terminal growth rate, and net of estimated after-tax transaction expenses, minus (3) the aggregate amount of cash consideration to be paid to holders of Celgene common stock based on $50.00 per share of cash consideration, minus (4) the aggregate estimated CVR present value based on a per share estimated CVR present value of $5.15 per share, multiplied by (B) the equity ownership percentage of the pro forma combined company attributable to the existing holders of Celgene common stock pursuant to the merger, and (ii) (A) the aggregate amount of cash consideration to be paid to holders of Celgene common stock based on $50.00 per share of cash consideration plus (B) the aggregate estimated CVR present value based on a per share estimated CVR present value of $5.15 per share. The analysis indicated that, on an illustrative basis, the merger created hypothetical incremental implied value of 20.9% to holders of Celgene common stock.

Miscellaneous

The foregoing summary of certain material financial analyses does not purport to be a complete description of the analyses or data presented by J.P. Morgan. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. J.P. Morgan believes that the foregoing summary and its analyses must be considered as a whole and that selecting portions of the foregoing summary and these analyses, without considering all of its analyses as a whole, could create an incomplete view of the processes underlying the analyses and its opinion. As a result, the ranges of valuations resulting from any particular analysis or combination of analyses described above were merely utilized to create points of reference for analytical purposes and should not be taken to be the view of J.P. Morgan with respect to the actual value of Celgene or Bristol-Myers Squibb. The order of analyses described does not represent the relative importance or weight given to those analyses by J.P. Morgan. In arriving at its opinion, J.P. Morgan did not attribute any particular weight to any analyses or factors considered by it and did not form an opinion as to whether any individual analysis or factor (positive or negative), considered in isolation, supported or failed to support its opinion. Rather, J.P. Morgan considered the totality of the factors and analyses performed in determining its opinion.

Analyses based upon forecasts of future results are inherently uncertain, as they are subject to numerous factors or events beyond the control of the parties and their advisors. Accordingly, forecasts and analyses used or made by J.P. Morgan are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by those analyses. Moreover, J.P. Morgan’s analyses are not and do not purport to be appraisals or otherwise reflective of the prices at which businesses actually could be acquired or sold. None of the selected companies reviewed as described in the above summary is identical to Celgene or Bristol-Myers Squibb, and none of the selected transactions reviewed was identical to the merger. However, the companies selected were chosen because they are publicly traded companies with operations and businesses that, for purposes of J.P. Morgan’s analysis and based on its experience and professional judgment, may be considered similar to those of Celgene and Bristol-Myers Squibb. The transactions selected were similarly chosen because their participants, size and other factors, for purposes of J.P. Morgan’s analysis and based on its experience and professional judgment, may be considered similar to the merger. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the companies compared to Celgene and Bristol-Myers Squibb and the transactions compared to the merger.

As a part of its investment banking business, J.P. Morgan and its affiliates are continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, and valuations for corporate and other purposes. J.P. Morgan was selected to advise Celgene with respect to the merger on the basis of, among other things, such experience and its qualifications and reputation in connection with such matters and its familiarity with Celgene, Bristol-Myers Squibb and the industries in which they operate.

Pursuant to the terms of J.P. Morgan’s engagement letter with Celgene, for services rendered in connection with the merger, Celgene has agreed to pay J.P. Morgan a transaction fee of $100 million, of which $15 million is payable by Celgene to J.P. Morgan in connection with J.P. Morgan’s delivery of its opinion, and the balance of which becomes payable upon the closing of the merger. In addition, Celgene has agreed to reimburse J.P. Morgan for its expenses incurred in connection with its services, including the fees and disbursements of counsel, and will indemnify J.P. Morgan against certain liabilities arising out of J.P. Morgan’s engagement. During the two years preceding the date of J.P. Morgan’s opinion, J.P. Morgan and its affiliates have had commercial or investment banking relationships with Celgene and Bristol-Myers Squibb for which J.P. Morgan and such affiliates have received customary compensation. Such services during such period have included acting as joint lead bookrunner on Celgene’s bond offering which closed in October 2017, as financial advisor on an acquisition made by Celgene in March 2018, as joint lead arranger and bookrunner on Celgene’s revolving credit facility which closed in April 2018 and as joint lead arranger and bookrunner on Bristol-Myers Squibb’s revolving credit facility which closed in June 2018. In addition, J.P. Morgan’s commercial banking affiliate is an agent bank and a lender under outstanding credit facilities of Bristol-Myers Squibb, for which it receives customary compensation or other financial benefits. In addition, J.P. Morgan and its affiliates hold, on a proprietary basis, less than 1% of the outstanding common stock of each of Celgene and Bristol-Myers Squibb. During the two year period preceding delivery of its opinion ended on January 2, 2019, the aggregate fees recognized by J.P.

Morgan from Celgene were approximately $49,000,000 and from Bristol-Myers Squibb were $1,900,000. In the ordinary course of their businesses, J.P. Morgan and its affiliates may actively trade the debt and equity securities or financial instruments (including derivatives, bank loans or other obligations) of Celgene or Bristol-Myers Squibb for their own accounts or for the accounts of customers and, accordingly, they may at any time hold long or short positions in such securities or other financial instruments.

Opinion of Citigroup Global Markets Inc.

On January 2, 2019, Citigroup, delivered to the Celgene Board its oral opinion, confirmed by delivery of a written opinion dated January 2, 2019, to the effect that, as of such date and based on and subject to the assumptions made, procedures followed, matters considered and limitations and qualifications set forth in its written opinion, the merger consideration to be received by the holders of outstanding shares of Celgene common stock in the merger was fair, from a financial point of view, to such holders.

The full text of Citigroup’s written opinion, dated January 2, 2019, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken by Citigroup in rendering its opinion, is attached to this joint proxy statement/prospectus as Annex D and is incorporated into this joint proxy statement/prospectus by reference in its entirety. The summary of Citigroup’s opinion set forth below is qualified in its entirety by reference to the full text of the opinion. We urge you to read the opinion carefully and in its entirety. Citigroup’s opinion, the issuance of which was authorized by Citigroup’s fairness opinion committee, was provided to the Celgene Board (in its capacity as such) in connection with its evaluation of the merger and was limited to the fairness, from a financial point of view, as of the date of the opinion, to the holders of outstanding shares of Celgene common stock of the merger consideration to be received by such holders in the merger. Citigroup’s opinion does not address any other aspects or implications of the merger and does not constitute a recommendation to any stockholder as to how such stockholder should vote or act on any matters relating to the merger or otherwise. Citigroup’s opinion does not address the underlying business decision of Celgene to effect the merger, the relative merits of the merger as compared to any alternative business strategies that might exist for Celgene or the effect of any other transaction in which Celgene might engage. The following is a summary of Citigroup’s opinion.

In arriving at its opinion, Citigroup, among other things:

•	reviewed the merger agreement, including the form CVR agreement attached as Exhibit A thereto;
•	held discussions with certain senior officers, directors and other representatives and advisors of Celgene and certain senior officers and other representatives and advisors of Bristol-Myers Squibb concerning the businesses, operations and prospects of Celgene and Bristol-Myers Squibb;
•	examined certain publicly available business and financial information relating to Celgene and Bristol-Myers Squibb;
•	reviewed certain financial forecasts and other information and data relating to Celgene and Bristol-Myers Squibb which were provided to us by management of Celgene and discussed with us by the respective managements of Celgene and Bristol-Myers Squibb, including information relating to the potential strategic implications and operational benefits (including the amount, timing and achievability thereof) anticipated by the management of Celgene to result from the merger, including in the case of Celgene, the forecasts and assessments of the management of Celgene relating to the probabilities of achieving the CVR milestone;
•	reviewed the financial terms of the merger as set forth in the merger agreement in relation to, among other things: current and historical market prices and trading volumes of Celgene common stock and Bristol-Myers Squibb common stock, the historical and projected earnings and other operating data of Celgene and Bristol-Myers Squibb, and the capitalization and financial condition of Celgene and Bristol-Myers Squibb;
•	considered, to the extent publicly available, the financial terms of certain other transactions which we considered relevant in evaluating the merger and analyzed certain financial, stock market and other publicly available information relating to the businesses of other companies whose operations Citigroup considered relevant in evaluating those of Celgene and Bristol-Myers Squibb;

•	evaluated certain potential pro forma financial effects of the merger on Bristol-Myers Squibb; and
•	conducted such other analyses and examinations and considered such other information and financial, economic and market criteria as Citigroup deemed appropriate in arriving at its opinion.

In rendering its opinion, Citigroup assumed and relied, without independent verification, upon the accuracy and completeness of all financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with Citigroup and upon the assurances of the respective managements of Celgene and Bristol-Myers Squibb that they are not aware of any relevant information that has been omitted or that remains undisclosed to Citigroup. In connection with Citigroup’s financial analyses, Citigroup applied the CVR probabilities to derive a valuation range for the CVRs, which valuation range was reviewed and approved by management of Celgene for purposes of Citigroup’s financial analyses in connection with rendering its opinion, and which is referred to in this joint proxy statement/prospectus as the CVR probability weighted valuation range. In addition, with respect to the Celgene financial projections, as defined and summarized in the section titled “—Certain Unaudited Prospective Financial Information” beginning on page 150 of this joint proxy statement/prospectus, Citigroup assigned probability weightings provided by Celgene to each of Celgene management case 1, Celgene management case 2 and Celgene management case 3, each as defined and summarized in the section titled “—Certain Unaudited Prospective Financial Information—Celgene Financial Projections” beginning on page 150 of this joint proxy statement/prospectus, as directed by Celgene, and the resulting Celgene blended management case, as defined and summarized in the section titled “—Certain Unaudited Prospective Financial Information—Celgene Financial Projections” beginning on page 150 of this joint proxy statement/prospectus, calculated based on such probability weighting was reviewed and approved by management of Celgene for purposes of performing Citigroup’s financial analyses in connection with rendering its opinion. Further, Citigroup was advised by Celgene, and assumed with Celgene’s consent, that such probability weightings reflect the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of Celgene. With respect to financial forecasts and other information and data relating to Celgene and Bristol-Myers Squibb provided to or otherwise reviewed by or discussed with Citigroup (including the CVR probabilities), Citigroup was advised by the respective managements of Celgene and Bristol-Myers Squibb, as applicable, that such forecasts and other information and data were reasonably prepared on bases reflecting the best currently available estimates and judgments of the managements of Celgene and Bristol-Myers Squibb, as applicable, as to the future financial performance of Celgene and Bristol-Myers Squibb, the potential strategic implications and operational benefits (including the amount, timing and achievability thereof) anticipated to result from the merger and the other matters covered thereby, and Citigroup assumed, with Celgene’s consent, that the financial results (including the potential strategic implications and operational benefits anticipated to result from the merger and the CVR probabilities) reflected in such forecasts and other information and data will be realized in the amounts and at the times projected.

Citigroup also assumed, with Celgene’s consent, that the merger will be consummated in accordance with its terms, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary regulatory or third party approvals, consents and releases for the merger, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on Celgene, Bristol-Myers Squibb or the contemplated benefits of the merger in any respect material to its analyses. Representatives of Celgene advised Citigroup, and Citigroup further assumed, that the final terms of the CVR agreement will not vary materially from those set forth in the form reviewed by Citigroup. Citigroup did not express any opinion as to what the value of the Bristol-Myers Squibb common stock actually will be when issued pursuant to the merger or what the value of the CVR actually will be upon the issuance thereof, or the price at which the Bristol-Myers Squibb common stock or the CVRs will trade at any time.

Citigroup did not make and it was not provided with an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Celgene or Bristol-Myers Squibb, and Citigroup did not make any physical inspection of the properties or assets of Celgene or Bristol-Myers Squibb. Citigroup also expressed no view as to, and Citigroup’s opinion did not address, the fairness (financial or otherwise) of the amount or nature or any other aspect of any compensation to any officers, directors or employees of any parties to the merger, or any class of such persons, relative to the merger consideration. Citigroup’s opinion was necessarily based upon information available to it, and financial, stock market and other conditions and circumstances existing as of January 2, 2019, except as otherwise noted.

The following is a summary of the material financial analyses performed by Citigroup in connection with rendering its opinion to the Celgene Board described above and contained in the joint presentation delivered to the Celgene Board on January 2, 2019 by Citigroup and J.P. Morgan in connection with the rendering of Citigroup’s (as well as J.P. Morgan’s respective) opinion. The following summary, however, does not purport to be a complete description of the financial analyses performed by Citigroup, nor does the order of analyses described represent relative importance or weight given to those analyses by Citigroup. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of Citigroup’s financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before December 31, 2018 and is not necessarily indicative of current market conditions.

The preparation of financial opinions is a complex process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances, and, therefore, financial opinions are not readily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth below, without considering the analyses as a whole, could create an incomplete view of the processes underlying Citigroup’s opinion. In arriving at its fairness determination, Citigroup considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Citigroup made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the analyses as a comparison is directly comparable to Celgene, Bristol-Myers Squibb or the merger.

Citigroup prepared these analyses for purposes of providing its opinion to the Celgene Board as to the fairness, from a financial point of view, to the holders of outstanding shares of Celgene common stock, as of the date of the opinion, of the merger consideration to be paid to such holders pursuant to the merger agreement. These analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of Celgene, Bristol-Myers Squibb, Citigroup or any other person assumes responsibility if future results are materially different from those forecast.

The merger consideration was determined through arm’s-length negotiations between Celgene and Bristol-Myers Squibb and was approved by the Celgene Board. Citigroup provided advice to Celgene during these negotiations. Citigroup did not, however, recommend any specific amount of consideration to Celgene or the Celgene Board or that any specific amount of consideration constituted the only appropriate consideration in the transaction.

Celgene Financial Analyses

Selected Public Companies Analysis

Citigroup reviewed and compared certain financial information for Celgene to corresponding financial information, ratios and public market multiples for the following publicly traded corporations in the pharmaceutical industry:

•	Alexion Pharmaceuticals, Inc.;
•	Amgen Inc.;
•	Biogen Inc.;
•	Gilead Sciences, Inc.; and
•	Regeneron Pharmaceuticals, Inc. (for reference only)

Although none of the selected companies listed above is directly comparable to Celgene, the companies included were chosen because they have operations that, for purposes of Citigroup’s analysis and based on its experience and professional judgment, may be considered similar to certain operations of Celgene based on business sector participation, operational characteristics and financial metrics. The quantitative information used in this analysis, to the extent that it is based on market data, was based on market data as of December 31, 2018. The following table presents the results of this analysis:

	FV / FY2019E EBITDA	Price / FY2019E Earnings
Alexion	9.5x	12.5x
Amgen	10.0x	13.4x
Biogen	7.9x	10.7x
Gilead Sciences	6.8x	10.0x
Regeneron Pharmaceuticals (for reference only)	14.6x	19.5x

Citigroup also calculated and compared various financial multiples and ratios using information it obtained from public filings with the SEC, Wall Street research and FactSet data as of December 31, 2018. With respect to the selected companies listed above, Citigroup calculated (i) the firm value, calculated as the market value of the relevant company’s common stock on a fully diluted basis as of December 31, 2018, plus debt, minority interest and preferred equity, less cash and cash equivalents and investments in unconsolidated affiliates, as of September 30, 2018, adjusted, as deemed appropriate by Citigroup based on its experience and professional judgment, for the expected financial impact of significant publicly disclosed strategic transactions involving such company and entered into after September 30, 2018, which is referred to in this section entitled “—Opinion of Citigroup Global Markets Inc.” of this joint proxy statement/prospectus as FV, as a multiple of projected adjusted EBITDA, and such multiple is referred to in this section entitled “—Opinion of Citigroup Global Markets Inc.” of this joint proxy statement/prospectus as the FV / CY2019E EBITDA Multiple, for the calendar year 2019, and (ii) the ratio of the price of a share of common stock of the selected companies listed above (using the applicable closing market price per share as of December 31, 2018) to estimated earnings per share, after stock-based compensation expense and after adding back tax-effected amortization expense, which multiple is referred to in this section entitled “—Opinion of Citigroup Global Markets Inc.” of this joint proxy statement/prospectus as the Price / CY2019E Earnings Multiple, for the calendar year 2019.

Citigroup identified an illustrative range for FV/CY2019E EBITDA Multiples of 6.7x to 10.7x. Citigroup derived this range based on the results of its analysis, which yielded FV / CY2019E EBITDA Multiples for the selected companies listed above (excluding Regeneron Pharmaceuticals) with a mean of 8.6x and a median of 8.7x. Based on Citigroup’s experience and professional judgment, Citigroup then applied a range of 2.0x below and 2.0x above the median of 8.7x to derive an illustrative range of FV / CY2019E EBITDA Multiples of 6.7x to 10.7x. Citigroup then multiplied the estimated EBITDA for Celgene for calendar year 2019 (based on the Celgene blended management case) by the 6.7x to 10.7x illustrative range of FV / CY2019E EBITDA Multiples for calendar year 2019, which resulted in an illustrative range of implied values of $65.75 to $116.00 per share of Celgene common stock on a fully diluted basis using the treasury stock method (rounded to the nearest $0.25). Citigroup compared this range to (i) the closing price per share of Celgene common stock of $64.09 as of December 31, 2018, and (ii) a range of implied per share equity values of the merger consideration of $105.77 to $109.86 per share of Celgene common stock. The range of implied per share equity value of the merger consideration of $105.77 to $109.86 as used throughout this summary was calculated based on the sum of (A) the cash portion of the consideration equal to $50.00 per share in cash, (B) the stock portion of the consideration equal to one share of Bristol-Myers Squibb common stock valued at the closing price per share of Bristol-Myers Squibb common stock of $51.98 on December 31, 2018, and (C) a range of estimated present values of the CVR of $3.79 (calculated based on Celgene management case 1 and the CVR probabilities using a 9.5% discount rate) to $7.88 per share (calculated based on Celgene management case 3 and the CVR probabilities using an 8.3% discount rate).

Citigroup identified an illustrative range for Price/CY2019E Earnings Multiples of 7.6x to 15.6x. Citigroup derived this range based on the results of its analysis, which yielded Price / CY2019E Earnings Multiples for the selected companies listed above (excluding Regeneron Pharmaceuticals) with a mean of 11.7x and a median of 11.6x. Based on Citigroup’s experience and professional judgment, Citigroup then applied a range of 4.0x below and 4.0x above the median of 11.6x to derive an illustrative range of Price / CY2019E Earnings Multiples of

7.6x to 15.6x. Citigroup then multiplied the estimated earnings per share of Celgene common stock for calendar year 2019 (based on the Celgene blended management case) by the 7.6x to 15.6x illustrative range of Price / CY2019E Earnings Multiple for calendar year 2019, which resulted in an illustrative range of implied values of $74.75 to $153.00 per share of Celgene common stock on a fully diluted basis using the treasury stock method (rounded to the nearest $0.25). Citigroup compared this range to (i) the closing price per share of Celgene common stock of $64.09 as of December 31, 2018 and (ii) a range of implied per share equity value of the merger consideration of $105.77 to $109.86 per share of Celgene common stock.

Selected Precedent Transactions Analysis

Citigroup analyzed certain publicly available information relating to the following selected transactions in the pharmaceutical industry since January 2009:

Month/Year Announced	Acquiror	Target/Seller	FV/NTM EBITDA
May 2018	Takeda Pharmaceutical Company Limited	Shire plc	11.8x
January 2016	Shire plc	Baxalta Incorporated	15.6x
November 2014	Actavis plc	Allergan, Inc.	18.1x
February 2014	Actavis plc	Forest Laboratories, Inc.	14.8x
February 2011	Sanofi-Aventis S.A.	Genzyme Corporation	12.1x
March 2009	Merck & Co., Inc.	Schering-Plough Corporation	10.5x
January 2009	Pfizer Inc.	Wyeth	8.3x

For each of the selected transactions, Citigroup calculated and compared FV as a multiple of the target’s EBITDA for the next 12 months, which is referred to in this joint proxy statement/prospectus as NTM, as most recently disclosed at the time of the announcement of the transaction, which is referred to in this joint proxy statement/prospectus as the FV/NTM EBITDA Multiple. While none of the companies that participated in the selected transactions are directly comparable to Celgene, these transactions were selected, among other reasons and based on Citigroup’s experience and professional judgment, because the businesses involved in these transactions share similar business characteristics to Celgene based on business sector participation, operational characteristics and financial metrics. Citigroup identified an illustrative range for FV/NTM EBITDA Multiples of 9.1x to 15.1x. Citigroup derived this range based on the results of its analysis, which yielded FV / NTM EBITDA Multiples for the selected transactions listed above with a mean of 13.0x and a median of 12.1x. Based on Citigroup’s experience and professional judgment, Citigroup then applied a range of 3.0x below and 3.0x above the median of 12.1x to derive an illustrative range of FV / CY2019E EBITDA Multiples of 9.1x to 15.1x. Citigroup then multiplied this illustrative range of FV/NTM EBITDA Multiples by Celgene’s estimated EBITDA (based on the Celgene blended management case) for the 12 months ended December 31, 2019, which resulted in an illustrative range of implied values of $96.75 to $169.75 per share of Celgene common stock on a fully diluted basis using the treasury stock method (rounded to the nearest $0.25). Citigroup compared this range to (i) the closing price per share of Celgene common stock of $64.09 as of December 31, 2018 and (ii) a range of implied per share equity value of the merger consideration of $105.77 to $109.86 per share of Celgene common stock.

Discounted Cash Flow Analysis

Citigroup conducted a DCF analysis for the purpose of determining an implied fully diluted equity value per share for Celgene common stock using the treasury stock method. Citigroup calculated the unlevered free cash flows that Celgene is expected to generate during calendar years 2019 through 2028 based upon Celgene management case 1, Celgene management case 2, Celgene management case 3, and the Celgene blended management case. Citigroup also calculated a range of terminal values for Celgene at the end of the projection period by applying terminal growth rates, based on direction from Celgene management, ranging from 1.50% to 3.00% to the terminal year estimate of unlevered free cash flow. The unlevered free cash flows and the range of terminal values were then discounted to present values using discount rates ranging from 8.3% to 9.5%, which range was chosen by Citigroup based upon an analysis of the weighted average cost of capital of Celgene, taking into account macro-economic assumptions, estimates of risk, Celgene’s capital structure and other appropriate factors. The present values of the unlevered free cash flows and the range of terminal values were then adjusted for Celgene’s estimated net debt at December 31, 2018 and divided by the fully diluted shares outstanding of Celgene as provided by Celgene management.

The DCF analysis indicated the following implied per share equity value ranges for Celgene common stock (rounded to the nearest $0.25).

	Range
	Low	High
Celgene blended management case	$90.25	$121.25
Celgene management case 1	$71.75	$95.75
Celgene management case 2	$98.50	$132.50
Celgene management case 3	$109.75	$147.25

Citigroup compared these ranges to (i) the closing price per share of Celgene common stock of $64.09 as of December 31, 2018 and (ii) a range of implied per share equity value of the merger consideration of $105.77 to $109.86 per share of Celgene common stock.

Other Information

Citigroup noted that the historical stock trading, equity research analyst price targets and implied premia analyses below with respect to Celgene are not valuation methodologies and were presented for reference only.

Historical Stock Trading

Citigroup reviewed the historical intra-day share prices of Celgene common stock for the 52-week period ended December 31, 2018. Citigroup noted that the low and high closing share prices during this period were $58.59 and $109.98 per share of Celgene common stock, respectively.

Equity Research Analyst Price Targets

Citigroup reviewed the most recent publicly available research analysts’ one-year forward price targets for Celgene common stock prepared and published by selected research analysts. Citigroup noted that the range of such price targets as of December 31, 2018 was $71.00 to $163.00 per share of Celgene common stock. Citigroup also noted that the range of such price targets, discounted one year at a 10.3% cost of equity, was $64.25 to $147.75, rounded to the nearest $0.25.

Implied Premia Paid

Citigroup calculated, using publicly available information, the 25th to 75th percentile one-day unaffected stock price premia paid for selected acquisition transactions occurring between 2009 and 2018 that Citigroup deemed appropriate in its professional judgment. The analysis indicated a relevant range of one-day unaffected stock premia of 32% to 56%. Citigroup then calculated, based on this range of premia, an illustrative range of prices per share of Celgene common stock of $84.25 to $99.75 (in each case, rounded to the nearest $0.25).

Bristol-Myers Squibb Financial Analyses

Selected Public Companies Analysis

Citigroup reviewed and compared certain financial information for Bristol-Myers Squibb to corresponding financial information, ratios and public market multiples for the following publicly traded corporations in the pharmaceutical industry:

•	AbbVie Inc.;
•	AstraZeneca plc;
•	Eli Lilly and Company;
•	GlaxoSmithKline plc;
•	Johnson & Johnson;
•	Merck & Co., Inc.;
•	Novartis International AG;

•	Pfizer Inc.;
•	Roche Holding AG; and
•	Sanofi S.A.

Although none of the selected companies listed above is directly comparable to Bristol-Myers Squibb, the companies included were chosen because they have operations that, for purposes of Citigroup’s analysis and based on its experience and professional judgment, may be considered similar to certain operations of Bristol-Myers Squibb based on business sector participation, operational characteristics and financial metrics. The quantitative information used in this analysis, to the extent that it is based on market data, was based on market data as of December 31, 2018.

Citigroup also calculated and compared various financial multiples and ratios using information it obtained from public filings with the SEC, Wall Street research and FactSet data as of December 31, 2018. With respect to the selected companies listed above, Citigroup calculated (i) the FV / CY2019E EBITDA Multiple and (ii) the Price / CY2019E Earnings Multiple. The following table presents the results of this analysis:

	FV / FY2019E EBITDA	Price / FY2019E Earnings
AbbVie, Inc.	10.1x	10.5x
AstraZeneca plc	14.4x	20.0x
Eli Lilly and Company	15.1x	19.5x
GlaxoSmithKline plc	10.4x	14.3x
Johnson & Johnson	11.6x	15.0x
Merck & Co., Inc.	12.1x	16.1x
Novartis International AG	12.6x	15.6x
Pfizer Inc.	12.3x	14.2x
Roche Holding AG	9.9x	13.5x
Sanofi S.A.	9.6x	12.8x

Citigroup identified an illustrative range for FV / CY2019E EBITDA Multiples of 9.8x to 13.8x. Citigroup derived this range based on the results of its analysis, which yielded FV / CY2019E EBITDA Multiples for the selected companies listed above with a mean of 11.8x and a median of 11.8x. Based on Citigroup’s experience and professional judgment, Citigroup then applied a range of 2.0x below and 2.0x above the median of 11.8x to derive an illustrative range of FV / CY2019E EBITDA Multiples of 9.8x to 13.8x. Citigroup then multiplied the estimated EBITDA for Bristol-Myers Squibb for calendar year 2019, based on the Celgene adjusted Bristol-Myers Squibb financial projections, as defined and summarized in the section titled “—Certain Unaudited Prospective Financial Information” beginning on page 150 of this joint proxy statement/prospectus, by the 9.8x to 13.8x illustrative range of FV / CY2019E EBITDA Multiples for calendar year 2019, which resulted in an illustrative range of implied values of $48.50 to $67.50 per share of Bristol-Myers Squibb common stock on a fully diluted basis using the treasury stock method (rounded to the nearest $0.25).

Citigroup compared this range to the closing price per share of Bristol-Myers Squibb common stock of $51.98 as of December 31, 2018.

Citigroup identified an illustrative range for Price/CY2019E Earnings Multiples of 10.7x to 18.7x. Citigroup derived this range based on the results of its analysis, which yielded Price / CY2019E Earnings Multiples for the selected companies listed above with a mean of 15.2x and a median of 14.7x. Based on Citigroup’s experience and professional judgment, Citigroup then applied a range of 4.0x below and 4.0x above the median of 14.7x to derive an illustrative range of Price / CY2019E Earnings Multiples of 10.7x to 18.7x. Citigroup then multiplied the estimated earnings per share of Bristol-Myers Squibb common stock for calendar year 2019, based on the Celgene adjusted Bristol-Myers Squibb financial projections, by the 10.7x to 18.7x illustrative range of Price / CY2019E Earnings Multiple for calendar year 2019, which resulted in an illustrative range of implied values of $45.25 to $79.25 per share of Bristol-Myers Squibb common stock on a fully diluted basis using the treasury stock method (rounded to the nearest $0.25). Citigroup compared this range to the closing price per share of Bristol-Myers Squibb common stock of $51.98 as of December 31, 2018.

Discounted Cash Flow Analysis

Citigroup conducted a DCF analysis for the purpose of determining an implied fully diluted equity value per share for Bristol-Myers Squibb common stock using the treasury stock method. Citigroup calculated the unlevered free cash flows that Bristol-Myers Squibb is expected to generate during calendar years 2019 through 2023 based upon the Celgene adjusted Bristol-Myers Squibb financial projections.

Citigroup also calculated a range of terminal values for Bristol-Myers Squibb at the end of the projection period by applying terminal growth rates, based on direction from Bristol-Myers Squibb management, ranging from 0.50% to 1.50% to the terminal year estimate of unlevered free cash flow. The unlevered free cash flows and the range of terminal values were then discounted to present values using discount rates ranging from 7.9% to 9.2%, which range was chosen by Citigroup based upon an analysis of the weighted average cost of capital of Bristol-Myers Squibb, taking into account macro-economic assumptions, estimates of risk, Bristol-Myers Squibb’s capital structure and other appropriate factors. The present values of the unlevered free cash flows and the range of terminal values were then adjusted for Bristol-Myers Squibb’s estimated net debt and minority interest at December 31, 2018, as well as the potential impact, as directed by Celgene management, of the planned divestiture of Bristol-Myers Squibb’s French consumer healthcare business, UPSA, and divided by the fully diluted shares outstanding of Bristol-Myers Squibb, as provided by Celgene management. The DCF analysis indicated an implied per share equity value range for Bristol-Myers Squibb common stock of $52.25 to $66.75 (rounded to the nearest $0.25). Citigroup compared this range to the closing price per share of Bristol-Myers Squibb common stock of $51.98 as of December 31, 2018.

Other Information

Citigroup noted that the historical stock trading and equity research analyst price targets analyses below with respect to Bristol-Myers Squibb are not valuation methodologies and were presented for reference only.

Historical Stock Trading

Citigroup reviewed the historical intra-day share prices of Bristol-Myers Squibb common stock for the 52-week period ended December 31, 2018. Citigroup noted that the low and high closing share prices during this period were $46.94 and $70.05 per share of Bristol-Myers Squibb common stock, respectively.

Equity Research Analyst Price Targets

Citigroup reviewed the most recent publicly available research analysts’ one-year forward price targets for Bristol-Myers Squibb common stock prepared and published by selected research analysts. Citigroup noted that the range of such price targets as of December 31, 2018 was $47.00 to $75.00 per share of Bristol-Myers Squibb common stock. Citigroup also noted that the range of such price targets, discounted one year at an 8.9% cost of equity, was $43.25 to $68.75, rounded to the nearest $0.25.

Other Analyses

Relative Implied Exchange Ratio Analysis

Citigroup compared the results for Celgene to the results for Bristol-Myers Squibb with respect to the analyses referenced in the table below, after adjusting for (i) $50.00 per share of cash consideration and (ii) the estimated present value of the CVR of $5.15 per share, calculated based on the Celgene blended management case and the CVR probabilities, and applying a 8.9% discount rate, the midpoint of the weighted average cost of capital for Celgene based upon Citigroup’s analysis. For each comparison, Citigroup compared the highest equity value per share for Celgene to the lowest equity value per share for Bristol-Myers Squibb to derive the highest exchange ratio implied by each pair of estimates. Citigroup also compared the lowest equity value per share for Celgene to the highest equity value per share for Bristol-Myers Squibb to derive the lowest exchange ratio implied by each pair of estimates. The implied exchange ratios resulting from this analysis were:

Implied Exchange Ratio
	Low	High
52-Week Historical Trading Range(1)	0.05x	1.17x
Analyst Price Targets(1)	0.13x	2.15x
Trading Multiples – FV / CY2019E EBITDA	0.16x	1.26x
Trading Multiples – Price / CY2019E Earnings	0.25x	2.16x
Discounted Cash Flow – Celgene blended management case	0.53x	1.27x
Discounted Cash Flow – Celgene management case 1	0.25x	0.78x
Discounted Cash Flow – Celgene management case 2	0.65x	1.48x
Discounted Cash Flow – Celgene management case 3	0.82x	1.77x
(1)	Reference only

The implied exchange ratios for Celgene and Bristol-Myers Squibb were compared to the exchange ratio of 1.0000x shares of Bristol-Myers Squibb common stock for a share of Celgene common stock in the merger, after adjusting for (i) $50.00 per share of cash consideration and (ii) the estimated CVR present value. Citigroup noted that the relative implied exchange ratio analyses based on the 52-week historical trading range and based on the analyst price targets are not valuation methodologies and that such analyses were presented for reference purposes only.

Intrinsic Value Creation Analysis

Citigroup conducted an illustrative implied intrinsic value creation analysis, based on the Celgene blended management case and the Celgene adjusted Bristol-Myers Squibb financial projections, that compared the implied equity value of Celgene common stock derived from a DCF valuation on a standalone basis to the implied equity value attributable to the existing holders of Celgene common stock in the pro forma combined company.

Citigroup determined the implied total equity value attributable to the existing holders of Celgene common stock in the pro forma combined company, which is referred to in this section entitled “—Intrinsic Value Creation Analysis” as the implied value to holders of Celgene common stock, by calculating the sum of (i) (A) (1) the sum of the implied equity values determined pursuant to a DCF analysis of (x) the Celgene common stock using a 9.0% discount rate and a 2.25% terminal growth rate and (y) the Bristol-Myers Squibb common stock using a 7.75% discount rate and a 1.0% terminal growth rate, plus (2) the estimated present value of the Celgene projected synergies, net of costs to achieve the Celgene projected synergies, which were discounted to present value using a 9.0% discount rate and a 0.0% terminal growth rate, and net of estimated after-tax transaction expenses, minus (3) the aggregate amount of cash consideration to be paid to holders of Celgene common stock based on $50.00 per share of cash consideration, minus (4) the aggregate estimated CVR present value based on a per share estimated CVR present value of $5.15 per share, multiplied by (B) the equity ownership percentage of the pro forma combined company attributable to the existing holders of Celgene common stock pursuant to the merger, and (ii) (A) the aggregate amount of cash consideration to be paid to holders of Celgene common stock based on $50.00 per share of cash consideration plus (B) the aggregate estimated CVR present value based on a per share estimated CVR present value of $5.15 per share. The analysis indicated that, on an illustrative basis, the merger created hypothetical incremental implied value or 20.9% to holders of Celgene common stock.

As described above, Citigroup’s opinion to the Celgene Board was one of many factors taken into consideration by the Celgene Board in making its determination to approve the merger agreement. The foregoing summary does not purport to be a complete description of the analyses performed by Citigroup in connection with its fairness opinion and is qualified in its entirety by reference to the written opinion attached as Annex D.

Miscellaneous

Under the terms of Citigroup’s engagement, Celgene has agreed to pay Citigroup, for its financial advisory services in connection with the merger, an aggregate fee of $67 million, $10 million of which became payable upon the delivery by Citigroup of its opinion and the balance of which is payable upon completion of the merger. Subject to certain limitations, Celgene also has agreed to reimburse Citigroup, subject to certain conditions, for travel and other deal-related expenses incurred by Citigroup in performing its services, including reasonable fees and expenses of its legal counsel, and to indemnify Citigroup and related persons against certain liabilities arising out of its engagement.

Citigroup and its affiliates in the past have provided, and currently provide, services to Celgene unrelated to the merger, for which services Citigroup and such affiliates have received and expect to receive compensation, including, without limitation, during the two year period prior to the date hereof, having acted (i) as financial advisor to Celgene in connection with a confidential potential acquisition opportunity in 2018, (ii) as joint lead arranger in connection with the refinancing of a $2 billion revolving credit facility in April 2018, (iii) as joint bookrunner on a $4.5 billion senior notes offering in February 2018 and (iv) as administrative agent and joint lead arranger in connection with a $2 billion revolving credit facility in April 2017. In addition, Citigroup and its affiliates in the past have provided, and currently provide, services to Bristol-Myers Squibb unrelated to the proposed merger, for which services Citigroup and such affiliates have received and expect to receive compensation, including, without limitation, during the two year period prior to the date hereof, having acted (A) as joint lead arranger in connection with a $1.5 billion revolving credit facility and a 364-day revolving credit facility in June 2017, and (B) as joint bookrunner on a $1.5 billion senior notes offering in February 2017. In the ordinary course of its business, Citigroup and its affiliates may actively trade or hold the securities of Celgene and Bristol-Myers Squibb for their own account or for the account of their customers and, accordingly, may at any time hold a long or short position in such securities. As of January 2, 2019, Citigroup and its affiliates held, on a proprietary basis, less than 1% of the outstanding common stock of each of Celgene and Bristol-Myers Squibb. In addition, Citigroup and its affiliates (including Citigroup Inc. and its affiliates) may maintain relationships with Celgene, Bristol-Myers Squibb and their respective affiliates. During the two-year period ended January 2, 2019, Citigroup and its affiliates have received compensation of approximately $5.3 million from Celgene and its affiliates and approximately $0.7 million from Bristol-Myers Squibb and its affiliates.

The Celgene Board selected Citigroup to act as one of its financial advisors in connection with the merger based on Citigroup’s reputation and experience. Citigroup is an internationally recognized investment banking firm which regularly engages in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes.

Opinions of Bristol-Myers Squibb’s Financial Advisors

Opinion of Morgan Stanley & Co. LLC

Morgan Stanley was retained by Bristol-Myers Squibb to act as its financial advisor and to render a financial opinion in connection with the proposed merger. Bristol-Myers Squibb selected Morgan Stanley to act as its financial advisor based on Morgan Stanley’s qualifications, expertise and reputation, its knowledge of and experience in recent transactions in Bristol-Myers Squibb’s industry and its knowledge of Bristol-Myers Squibb’s business and affairs. On January 2, 2019, Morgan Stanley rendered its oral opinion, which was subsequently confirmed in writing, to the BMS Board to the effect that, as of such date and based upon and subject to the various assumptions made, procedures followed, matters considered, and qualifications and limitations on the scope of the review undertaken by Morgan Stanley as set forth in its written opinion, the merger consideration to be paid by Bristol-Myers Squibb pursuant to the merger agreement was fair from a financial point of view to Bristol-Myers Squibb.

The full text of Morgan Stanley’s written opinion to the BMS Board dated January 2, 2019, is attached to this joint proxy statement/prospectus as Annex E, and is incorporated by reference in this joint proxy statement/prospectus in its entirety. Bristol-Myers Squibb stockholders should read the opinion in its entirety for a discussion of the various assumptions made, procedures followed, matters considered, and qualifications and limitations on the scope of review undertaken by Morgan Stanley in rendering its opinion. This summary is qualified in its entirety by reference to the full text of such opinion. Morgan Stanley’s opinion was directed to the BMS Board and addressed only the fairness from a financial point of view to Bristol-Myers Squibb, as of the date of the opinion, of the merger consideration to be paid by Bristol-Myers Squibb pursuant to the merger agreement. Morgan Stanley’s opinion did not address any other aspects of the merger and did not and does not constitute a recommendation as to how stockholders of Bristol-Myers Squibb or Celgene should vote at the stockholders’ meetings to be held in connection with the merger.

In arriving at its opinion, Morgan Stanley:

(1)	Reviewed certain publicly available financial statements and other business and financial information of Celgene and Bristol-Myers Squibb, respectively;
(2)	Reviewed certain internal financial statements and other financial and operating data concerning Celgene and Bristol-Myers Squibb, respectively;
(3)	Reviewed the Bristol-Myers Squibb adjusted Celgene financial projections, as more fully described in the section entitled “—Certain Unaudited Prospective Financial Information—Bristol-Myers Squibb Adjusted Celgene Financial Projections” beginning on page 154 of this joint proxy statement/prospectus;
(4)	Reviewed the Bristol-Myers Squibb financial projections and the Bristol-Myers Squibb combined company projections, as more fully described in the section entitled “—Certain Unaudited Prospective Financial Information—Bristol-Myers Squibb Financial Projections” and “—Bristol-Myers Squibb Combined Company Projections” beginning on pages 153 and 155, respectively, of this joint proxy statement/prospectus;
(5)	Reviewed the Bristol-Myers Squibb projected synergies, as more fully described in the section entitled “—Certain Unaudited Prospective Financial Information—Bristol-Myers Squibb Projected Synergies” beginning on page 156 of this joint proxy statement/prospectus;
(6)	Discussed the past and current operations and financial condition and the prospects of Celgene and Bristol-Myers Squibb, including information relating to the Bristol-Myers Squibb projected synergies, with senior executives of Bristol-Myers Squibb;
(7)	Reviewed the pro forma impact of the merger on Bristol-Myers Squibb’s earnings per share and cash flow;
(8)	Reviewed the reported prices and trading activity for the Celgene common stock and the Bristol-Myers Squibb common stock;
(9)	Compared the financial performance of Celgene and Bristol-Myers Squibb and the prices and trading activity of the Celgene common stock and the Bristol-Myers Squibb common stock with that of certain other publicly-traded companies comparable with Celgene and Bristol-Myers Squibb, respectively, and their securities;
(10)	Reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;
(11)	Participated in certain discussions and negotiations among representatives of Celgene and Bristol-Myers Squibb and their financial and legal advisors;
(12)	Reviewed the merger agreement, the CVR agreement and certain related documents; and
(13)	Performed such other analyses, reviewed such other information and considered such other factors as Morgan Stanley deemed appropriate.

In arriving at its opinion, Morgan Stanley assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to Morgan Stanley by Celgene and Bristol-Myers Squibb, and formed a substantial basis for this opinion. At the direction of the BMS Board, Morgan Stanley’s analyses relating to the business and financial prospects of Celgene and Bristol-Myers Squibb for purposes of Morgan Stanley’s opinion were made on the bases of the Bristol-Myers Squibb projections, as defined in the section titled “—Certain Unaudited Prospective Financial Information” beginning on page 150 of this joint proxy statement/prospectus, and the Bristol-Myers Squibb projected synergies. With respect to the Bristol-Myers Squibb projections and the Bristol-Myers Squibb projected synergies, Morgan Stanley assumed, with the consent of the BMS Board, that they were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Bristol-Myers Squibb of the future financial performance of Celgene and Bristol-Myers Squibb, respectively. Morgan Stanley expressed no view as to the Bristol-Myers Squibb projections or the Bristol-Myers Squibb projected synergies, nor the assumptions upon which they were based. Morgan Stanley reviewed the potential value of the CVR under different possible scenarios regarding the receipt of the regulatory approvals upon which the contingent consideration that is to be paid pursuant to the CVR is conditioned, and, for purposes of Morgan Stanley’s analysis and opinion, at the direction of the BMS Board, Morgan Stanley utilized an estimated probability-adjusted net present value of the CVR based on the estimated probabilities and timing of future regulatory milestones provided by the management of Bristol-Myers Squibb. Morgan Stanley expressed no view as to the likelihood of whether any of the regulatory approvals upon which the contingent consideration that is to be paid pursuant to the CVR will be obtained or whether the contingent consideration that is to be paid pursuant to the CVR will become payable. In addition, Morgan Stanley assumed, with the consent of the BMS Board, that the merger will be consummated in accordance with all applicable laws and regulations and in accordance with the terms set forth in the merger agreement without any waiver, amendment or delay of any terms or conditions, and that the definitive merger agreement would not differ in any material respect from the draft thereof furnished to Morgan Stanley. Morgan Stanley assumed, with Bristol-Myers Squibb’s consent, that in connection with the receipt of any governmental, regulatory or other approvals, consents or agreements required in connection with the merger, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on Celgene, Bristol-Myers Squibb, Merger Sub or the contemplated benefits expected to be derived in the merger. Morgan Stanley noted that it is not a legal, tax or regulatory advisor. Morgan Stanley is a financial advisor only and relied upon, without independent verification, the assessment of Bristol-Myers Squibb and its legal, tax or regulatory advisors with respect to legal, tax or regulatory matters.

Morgan Stanley expressed no opinion with respect to the fairness of the amount or nature of any compensation to be paid to any of Celgene’s officers, directors or employees, or any class of such persons, relative to the merger consideration to be paid to the holders of shares of the Celgene common stock (other than excluded stock and dissenting stock) in the merger. Morgan Stanley expressed no opinion as to the relative proportion of Bristol-Myers Squibb common stock and cash included in the merger consideration. Morgan Stanley noted that it was not requested to make, and did not make, any independent valuation or appraisal of the assets or liabilities (contingent or otherwise) of Celgene or Bristol-Myers Squibb, nor was Morgan Stanley furnished with any such valuations or appraisals. Morgan Stanley’s opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to it as of, January 2, 2019. Events occurring after such date may affect Morgan Stanley’s opinion and the assumptions used in preparing it, and Morgan Stanley did not assume any obligation to update, revise or reaffirm its opinion.

Morgan Stanley’s opinion was limited to the fairness, from a financial point of view to Bristol-Myers Squibb, of the merger consideration to be paid by Bristol-Myers Squibb pursuant to the merger agreement. Morgan Stanley was not requested to opine as to, and its opinion did not in any manner address, Bristol-Myers Squibb’s underlying business decision to proceed with or effect the transactions contemplated by the merger agreement, or the likelihood that the merger is consummated. Morgan Stanley’s opinion did not address the relative merits of the merger as compared to any other alternative business transaction, or other alternatives, or whether or not such alternatives could be achieved or are available.

In connection with the review of the merger by the BMS Board, Morgan Stanley performed a variety of financial and comparative analyses for purposes of rendering its opinion. The preparation of a financial opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. In arriving at its opinion, Morgan Stanley considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor it considered. Morgan Stanley believes that selecting any portion of its analyses, without considering all analyses as a whole, would create an incomplete view of the process underlying its analyses and opinion. In addition, Morgan Stanley may have given various analyses and factors more or less weight than other analyses and factors and may have deemed various assumptions more or less probable than other assumptions. As a result, the ranges of valuations resulting from any particular analysis described below should not be taken to be Morgan Stanley’s view of the actual value of Celgene or Bristol-Myers Squibb. In performing its analyses, Morgan Stanley made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Celgene or Bristol-Myers Squibb. Any estimates contained in Morgan Stanley’s analyses are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by such estimates.

Morgan Stanley conducted the analyses described below solely as part of its analysis of the fairness from a financial point of view to Bristol-Myers Squibb of the merger consideration to be paid by Bristol-Myers Squibb pursuant to the merger agreement and in connection with the delivery of its opinion, dated January 2, 2019, to the BMS Board. These analyses do not purport to be appraisals or to reflect the prices at which shares of Bristol-Myers Squibb common stock might actually trade.

The merger consideration to be paid by Bristol-Myers Squibb pursuant to the merger agreement was determined through arm’s-length negotiations between Celgene and Bristol-Myers Squibb and was approved by the BMS Board. Morgan Stanley provided advice to the BMS Board during these negotiations but did not, however, recommend any specific consideration to Bristol-Myers Squibb or the BMS Board or that any specific consideration constituted the only appropriate consideration for the merger.

Morgan Stanley’s opinion and its presentation to the BMS Board was one of many factors taken into consideration by the BMS Board in deciding to approve, adopt and authorize the merger agreement and the transactions contemplated thereby. Consequently, the analyses described below should not be viewed as determinative of the opinion of the BMS Board with respect to the merger consideration pursuant to the merger agreement or of whether the BMS Board would have been willing to agree to different consideration. Morgan Stanley’s opinion was approved by a committee of Morgan Stanley investment banking and other professionals in accordance with Morgan Stanley’s customary practice.

The BMS Board retained Morgan Stanley based upon Morgan Stanley’s qualifications, experience and expertise. Morgan Stanley is a global financial services firm engaged in the securities, investment management and individual wealth management businesses. Bristol-Myers Squibb selected Morgan Stanley as co-financial advisor for the transaction due to the size and scope of the potential transaction and not because of any conflicts of interest or other concerns about either Morgan Stanley’s, Evercore’s or Dyal Co.’s ability to act as the financial advisor to Bristol-Myers Squibb. Morgan Stanley’s securities business is engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading, prime brokerage, as well as providing investment banking, financing and financial advisory services. Morgan Stanley, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions, for their own account or the accounts of their customers, in debt or equity securities or loans of Celgene, Bristol-Myers Squibb, or any other company, or any currency or commodity, that may be involved in the merger, or any related derivative instrument.

Under the terms of its engagement letter, Morgan Stanley provided the BMS Board with financial advisory services and a fairness opinion, described in this section and attached to this joint proxy statement/prospectus as Annex E, in connection with the merger, and Bristol-Myers Squibb has agreed to pay Morgan Stanley a fee for its services, $15 million of which was payable as of the time of the announcement of the merger and $67 million of which is payable if the merger is consummated. Bristol-Myers Squibb has also agreed to reimburse Morgan Stanley for certain of its expenses. In addition, Bristol-Myers Squibb has agreed to indemnify Morgan Stanley and its affiliates, their respective officers, directors, employees and agents, and each other person, if any, controlling Morgan Stanley or any of its affiliates against certain losses, claims, damages and liabilities, including liabilities under the federal securities laws, related to or arising out of Morgan Stanley’s engagement. Morgan Stanley or one or more of its affiliates is also providing to Bristol-Myers Squibb a portion of the financing and liability management services required in connection with the merger. Bristol-Myers Squibb has agreed to pay Morgan Stanley approximately $100 million in the aggregate for such financing and liability management services. Morgan Stanley or one of its affiliates is also acting as a counterparty to Bristol-Myers Squibb for certain derivatives transactions in connection with the merger, and for the accelerated share repurchase program previously announced by Bristol-Myers Squibb, which may be implemented following consummation of the merger, subject to market conditions and board approval.

In the two years prior to the date of its opinion, Morgan Stanley and its affiliates have provided financing services to Celgene and have received aggregate fees of approximately $1 to 5 million in connection with such services. In the two years prior to the date of its opinion, Morgan Stanley and its affiliates have provided financial advisory and financing services to Bristol-Myers Squibb and have received aggregate fees of approximately $5 to 10 million in connection with such services. Morgan Stanley and its affiliates may in the future also seek to provide other financial advisory and financing services to Bristol-Myers Squibb, Celgene and their respective affiliates, and would expect to receive fees for the rendering of these services.

Opinion of Dyal Co. LLC

Dyal Co. was retained by Bristol-Myers Squibb to act as its financial advisor and to render a financial opinion in connection with the proposed merger. Bristol-Myers Squibb selected Dyal Co. to act as its financial advisor based on, among other things, Dyal Co.’s qualifications, expertise and reputation, its knowledge of and experience in recent transactions in Bristol-Myers Squibb’s industry and its knowledge of Bristol-Myers Squibb’s business and affairs. On January 2, 2019, Dyal Co. rendered its oral opinion, which was subsequently confirmed in writing, to the BMS Board to the effect that, as of such date and based upon and subject to the various assumptions made, procedures followed, matters considered, and qualifications and limitations on the scope of the review undertaken by Dyal Co. as set forth in its written opinion, the merger consideration to be paid by Bristol-Myers Squibb pursuant to the merger agreement was fair from a financial point of view to Bristol-Myers Squibb.

The full text of Dyal Co.’s written opinion to the BMS Board dated January 2, 2019, is attached to this joint proxy statement/prospectus as Annex F, and is incorporated by reference in this joint proxy statement/prospectus in its entirety. Bristol-Myers Squibb stockholders should read the opinion in its entirety for a discussion of the various assumptions made, procedures followed, matters considered, and qualifications and limitations on the scope of review undertaken by Dyal Co. in rendering its opinion. This summary is qualified in its entirety by reference to the full text of such opinion. Dyal Co.’s opinion was directed to the BMS Board and addressed only the fairness from a financial point of view to Bristol-Myers Squibb, as of the date of the opinion, of the merger consideration to be paid by Bristol-Myers Squibb pursuant to the merger agreement. Dyal Co.’s opinion did not address any other aspects of the merger and did not and does not constitute a recommendation as to how stockholders of Bristol-Myers Squibb or Celgene should vote at the stockholders’ meetings to be held in connection with the merger.

In connection with this opinion, Dyal Co., among other things:

(1)	reviewed a draft of the merger agreement dated January 2, 2019, and certain related documents, including the CVR agreement;
(2)	reviewed publicly available financial statements and other information of each of Bristol-Myers Squibb and Celgene;
(3)	reviewed certain internal financial statements and other financial and operating information of each of Bristol-Myers Squibb and Celgene, respectively;
(4)	reviewed the Bristol-Myers Squibb projections, described in the sections entitled “—Certain Unaudited Prospective Financial Information—Bristol-Myers Squibb Financial Projections,” “—Bristol-Myers Squibb Adjusted Celgene Financial Projections” and “—Bristol-Myers Squibb Combined Company Projections” beginning on pages 153, 154 and 155 of this joint proxy statement/prospectus, respectively;
(5)	reviewed the Bristol-Myers Squibb projected synergies, as described in the section entitled “—Certain Unaudited Prospective Financial Information—Bristol-Myers Squibb Projected Synergies” beginning on page 156 of this joint proxy statement/prospectus;
(6)	discussed the past and current operations and financial condition and the prospects of Celgene and of Bristol-Myers Squibb with senior executives of Bristol-Myers Squibb;
(7)	compared the financial terms of the merger with the publicly available financial terms of certain transactions which Dyal Co. believed to be generally relevant;

(8)	reviewed the historical trading prices and trading activity for the Celgene common stock and Bristol-Myers Squibb common stock and compared such prices and trading activity with that of securities of certain publicly-traded companies which Dyal Co. believed to be generally relevant;
(9)	compared certain financial information for Celgene and Bristol-Myers Squibb with similar financial information for certain other companies with publicly traded securities; and
(10)	performed such other studies and analyses, reviewed such other information and considered such other factors as Dyal Co. deemed appropriate.

For purposes of rendering its opinion, Dyal Co., with the consent of the BMS Board, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information (including with respect to forecasts, synergies and valuation estimates) provided to, discussed with or reviewed by, Dyal Co. (including information that was available from generally recognized public sources), without assuming any responsibility for independent verification thereof. In that regard, Dyal Co. assumed, with the consent of the BMS Board, that the Bristol-Myers Squibb projections and the Bristol-Myers Squibb projected synergies were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of Bristol-Myers Squibb. At the direction of the BMS Board, Dyal Co.’s analyses relating to the business and financial prospects of Celgene and Bristol-Myers Squibb for purposes of its opinion were made on the bases of the Bristol-Myers Squibb projections and the Bristol-Myers Squibb projected synergies. Dyal Co. reviewed the potential value of the CVR under different possible scenarios regarding the receipt of the regulatory approvals upon which the contingent consideration that is to be paid pursuant to the CVR is conditioned, and, for purposes of Dyal Co.’s analysis and opinion, at the direction of the BMS Board, Dyal Co. utilized an estimated probability-adjusted net present value of the CVR based on the estimated probabilities and timing of future regulatory milestones provided by the management of Bristol-Myers Squibb. Dyal Co. expressed no view as to the likelihood of whether any of the regulatory approvals upon which the contingent consideration that is to be paid pursuant to the CVR will be obtained or whether the contingent consideration that is to be paid pursuant to the CVR will become payable. Dyal Co. did not make an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of Celgene, Bristol-Myers Squibb or any of its subsidiaries and Dyal Co. was not furnished with any such evaluation or appraisal. Dyal Co. assumed that the final merger agreement would not differ from the draft dated January 2, 2019 in any way which would be meaningful to its analysis. Dyal Co. assumed that all governmental, regulatory and other consents and approvals necessary for the consummation of the merger will be obtained without any adverse effect on Bristol-Myers Squibb or Celgene or on the expected benefits of the merger in any way meaningful to its analysis. Dyal Co. also assumed that the merger will be consummated on the terms set forth in the merger agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to its analysis.

Dyal Co.’s opinion did not address the underlying business decision of Bristol-Myers Squibb to engage in the merger, or the relative merits of the merger as compared to any strategic alternatives that may be available to Bristol-Myers Squibb; nor did it address any legal, regulatory, tax or accounting matters. Dyal Co.’s opinion addressed only the fairness from a financial point of view to Bristol-Myers Squibb, as of the date of the opinion, of the merger consideration to be paid by Bristol-Myers Squibb pursuant to the merger agreement. Dyal Co. did not express any view on, and its opinion did not address, any other term or aspect of the merger agreement, the merger, Celgene or any term or aspect of any other agreement or instrument contemplated by the merger agreement or entered into or amended in connection with the merger, including the fairness of the amount or nature of any compensation to be received by any officers, directors or employees of any parties to the merger, or any class of such persons in connection with the merger, whether relative to the merger consideration to be paid by Bristol-Myers Squibb for Celgene Common Stock pursuant to the merger agreement or otherwise. Dyal Co. did not express any opinion as to the prices at which any securities of Bristol-Myers Squibb would trade at any time or as to the impact of the merger on the solvency or viability of Bristol-Myers Squibb or Celgene or the ability of Bristol-Myers Squibb or Celgene to pay their respective obligations when they come due. Dyal Co.’s opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to Dyal Co. as of, the date of the opinion and Dyal Co. assumes no responsibility for updating, revising or reaffirming its opinion based on circumstances, developments or events occurring after the date of the opinion.

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth below, without considering the analyses as a whole, could create an incomplete view of the processes underlying Dyal Co.’s opinion. In arriving at its fairness determination, Dyal Co. considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Dyal Co. made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the below analyses as a comparison is directly comparable to Bristol-Myers Squibb or Celgene or the merger.

Dyal Co. prepared these analyses for purposes of Dyal Co. providing its opinion to the BMS Board as to the fairness from a financial point of view to Bristol-Myers Squibb, as of the date of the opinion, of the merger consideration to be paid by Bristol-Myers Squibb pursuant to the merger agreement. These analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of Bristol-Myers Squibb, Celgene, Dyal Co. or any other person assumes responsibility if future results are materially different from those forecast.

The merger consideration was determined through arm’s-length negotiations between Bristol-Myers Squibb and Celgene and was approved by the BMS Board. Dyal Co. provided advice to Bristol-Myers Squibb during these negotiations. Dyal Co. did not, however, recommend any specific amount of consideration to Bristol-Myers Squibb or the BMS Board or that any specific amount of consideration constituted the only appropriate consideration for the merger.

As described above, Dyal Co.’s opinion to the BMS Board was one of many factors taken into consideration by the BMS Board in making its determination to approve the merger agreement. The foregoing summary does not purport to be a complete description of the analyses performed by Dyal Co. in connection with the fairness opinion and is qualified in its entirety by reference to the written opinion of Dyal Co. included as Annex F to this joint proxy statement/prospectus.

The issuance of the fairness opinion was approved by an Opinion Committee of Dyal Co.

Bristol-Myers Squibb engaged Dyal Co. to act as a financial advisor to Bristol-Myers Squibb and the BMS Board based on its qualifications, experience and reputation, as well as familiarity with the business of Bristol-Myers Squibb. Bristol-Myers Squibb selected Dyal Co. as co-financial advisor for the transaction to provide additional perspective due to the size and scope of the potential transaction and not because of any conflicts of interest or other concerns about either Morgan Stanley’s, Evercore’s or Dyal Co.’s ability to act as the financial advisor to Bristol-Myers Squibb. In reaching its decision to engage Dyal Co., the BMS Board also considered that Dyal Co. would not be providing debt financing to Bristol-Myers Squibb in connection with the merger. Dyal Co. is an internationally recognized investment banking firm and is regularly engaged in the valuation of businesses in connection with mergers and acquisitions and valuations for corporate and other purposes.

Under the terms of Dyal Co.’s engagement letter, Bristol-Myers Squibb has agreed to pay Dyal Co. a fee of $25 million for Dyal Co.’s services rendered in connection with the merger, $15 million of which is payable contingent upon consummation of the merger, and Bristol-Myers Squibb has agreed to reimburse certain of Dyal Co.’s expenses arising, and indemnify Dyal Co. against certain liabilities that may arise, out of Dyal Co.’s engagement.

During the two-year period prior to the date of the opinion, Dyal Co. and its affiliates provided certain advisory services to Bristol-Myers Squibb and its affiliates in connection with various strategic and other special projects, for which Dyal Co. and its affiliates did not receive compensation. During the two-year period prior to the date of the opinion, no material relationship existed between Dyal Co. and its affiliates and Celgene pursuant to which compensation was received by Dyal Co. or its affiliates. Dyal Co. and its affiliates may also in the future provide financial advisory services to Bristol-Myers Squibb, Celgene and their respective affiliates for which Dyal Co. and its affiliates may receive compensation.

Opinion of Evercore Group L.L.C.

Evercore was retained by Bristol-Myers Squibb to act as its financial advisor and to render a financial opinion in connection with the proposed merger. Bristol-Myers Squibb selected Evercore to act as its financial advisor based on, among other things, its qualifications, experience and reputation, as well as familiarity with the business of Bristol-Myers Squibb. On January 2, 2019, Evercore rendered its oral opinion, which was subsequently confirmed in writing, to the BMS Board to the effect that, as of such date and based upon and subject to the various assumptions made, procedures followed, matters considered, and qualifications and limitations on the scope of the review undertaken by Evercore as set forth in its written opinion, the merger consideration to be paid by Bristol-Myers Squibb pursuant to the merger agreement was fair from a financial point of view to Bristol-Myers Squibb.

The full text of Evercore’s written opinion to the BMS Board dated January 2, 2019, is attached to this joint proxy statement/prospectus as Annex G, and is incorporated by reference in this joint proxy statement/prospectus in its entirety. Bristol-Myers Squibb stockholders should read the opinion in its entirety for a discussion of the various assumptions made, procedures followed, matters considered, and qualifications and limitations on the scope of review undertaken by Evercore in rendering its opinion. This summary is qualified in its entirety by reference to the full text of such opinion. Evercore’s opinion was directed to the BMS Board and addressed only the fairness from a financial point of view to Bristol-Myers Squibb, as of the date of the opinion, of the merger consideration to be paid by Bristol-Myers Squibb pursuant to the merger agreement. Evercore’s opinion did not address any other aspects of the merger and did not and does not constitute a recommendation as to how stockholders of Bristol-Myers Squibb or Celgene should vote at the stockholders’ meetings to be held in connection with the merger.

In connection with rendering its opinion, Evercore, among other things:

(1)	reviewed certain publicly available business and financial information relating to Celgene and Bristol-Myers Squibb that Evercore deemed to be relevant, including publicly available research analysts’ estimates;
(2)	reviewed the Bristol-Myers Squibb projections, described in the sections entitled “—Certain Unaudited Prospective Financial Information—Bristol-Myers Squibb Financial Projections,” “—Certain Unaudited Prospective Financial Information—Bristol-Myers Squibb Adjusted Celgene Financial Projections” and “—Certain Unaudited Prospective Financial Information—Bristol-Myers Squibb Combined Company Projections” beginning on pages 153, 154 and 155 of this joint proxy statement/prospectus, respectively;
(3)	reviewed certain non-public projected operating data relating to Celgene and to Bristol-Myers Squibb prepared and furnished to Evercore by management of Bristol-Myers Squibb;
(4)	discussed the past and current operations, financial projections and current financial condition of Celgene and of Bristol-Myers Squibb with management of Bristol-Myers Squibb (including their views on the risks and uncertainties of achieving such projections) and reviewed the Bristol-Myers Squibb projected synergies, as described in the section entitled “—Certain Unaudited Prospective Financial Information—Bristol-Myers Squibb Projected Synergies” beginning on page 156 of this joint proxy statement/prospectus;
(5)	reviewed the reported prices and the historical trading activity of the Celgene common stock and Bristol-Myers Squibb common stock;
(6)	compared the financial performance of Celgene and of Bristol-Myers Squibb and their respective stock market trading multiples with those of certain other publicly traded companies that Evercore deemed relevant;
(7)	compared the financial performance of Celgene and the valuation multiples relating to the merger with those of certain other transactions that Evercore deemed relevant;
(8)	reviewed a draft of the merger agreement dated as of January 2, 2019, and certain related documents, including the CVR agreement; and
(9)	performed such other analyses and examinations and considered such other factors that Evercore deemed appropriate.

For purposes of its analysis and opinion, Evercore assumed and relied upon, without undertaking any independent verification of, the accuracy and completeness of all of the information publicly available, and all of the information supplied or otherwise made available to, discussed with, or reviewed by Evercore, and Evercore assumed no liability therefor. With respect to the projected financial data relating to Celgene and Bristol-Myers Squibb referred to above, including the Bristol-Myers Squibb projections and the Bristol-Myers Squibb projected synergies, Evercore assumed that they were reasonably prepared on bases reflecting the best then currently available estimates and good faith judgments of management of Bristol-Myers Squibb as to the future financial performance of each of Celgene and Bristol-Myers Squibb under the assumptions reflected therein. At the direction of the BMS Board, Evercore’s analyses relating to the business and financial prospects of Celgene and Bristol-Myers Squibb for purposes of Evercore’s opinion were made on the bases of the Bristol-Myers Squibb projections and the Bristol-Myers Squibb projected synergies. Evercore expressed no view as to any projected financial data relating to Celgene and Bristol-Myers Squibb or the Bristol-Myers Squibb projected synergies or the assumptions on which they are based. Evercore reviewed the potential value of the CVR under different possible scenarios regarding the receipt of the regulatory approvals upon which the contingent consideration that is to be paid pursuant to the CVR is conditioned, and, for purposes of Evercore’s analysis and opinion, Evercore utilized an estimated probability-adjusted net present value of the CVR based on the estimated probabilities and timing of future regulatory milestones provided by the management of Bristol-Myers Squibb, as approved for Evercore’s use by the BMS Board. Evercore expressed no view as to the likelihood of whether any of the regulatory approvals upon which the contingent consideration that is to be paid pursuant to the CVR will be obtained or whether the contingent consideration that is to be paid pursuant to the CVR will become payable.

For purposes of rendering its opinion, Evercore assumed, in all respects material to its analysis, that the final executed merger agreement would not differ from the draft merger agreement reviewed by Evercore, that the representations and warranties of each party contained in the merger agreement were true and correct, that each party would perform all of the covenants and agreements required to be performed by it under the merger agreement and that all conditions to the consummation of the merger would be satisfied without material waiver or modification thereof. Evercore further assumed that all governmental, regulatory or other consents, approvals or releases necessary for the consummation of the merger would be obtained without any material delay, limitation, restriction or condition that would have an adverse effect on Bristol-Myers Squibb, Celgene or the consummation of the merger or materially reduce the benefits to the holders of Bristol-Myers Squibb common stock of the merger.

Evercore did not make nor assume any responsibility for making any independent valuation or appraisal of the assets or liabilities of Bristol-Myers Squibb or Celgene, nor was Evercore furnished with any such appraisals, nor did Evercore evaluate the solvency or fair value of Bristol-Myers Squibb or Celgene under any state or federal laws relating to bankruptcy, insolvency or similar matters. Evercore’s opinion is necessarily based upon information made available to it as of the date of its opinion and financial, economic, market and other conditions as they existed and could be evaluated on the date of its opinion. It is understood that subsequent developments may affect Evercore’s opinion and that Evercore does not have any obligation to update, revise or reaffirm its opinion.

Evercore was not asked to pass upon, and expressed no opinion with respect to, any matter other than the fairness to Bristol-Myers Squibb, from a financial point of view, of the merger consideration. Evercore did not express any view on, and its opinion did not address, the fairness of the proposed merger to, or any consideration received in connection therewith by, the holders of any other securities, creditors or other constituencies of Bristol-Myers Squibb or Celgene, nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of Bristol-Myers Squibb or Celgene, or any class of such persons, whether relative to the merger consideration or otherwise.

Evercore assumed that any modification to the structure of the transaction would not vary in any respect material to its analysis. Evercore’s opinion did not address the relative merits of the merger as compared to other business or financial strategies that might be available to Bristol-Myers Squibb, nor did it address the underlying business decision of Bristol-Myers Squibb to engage in the merger. Evercore expressed no opinion as to the price at which shares of Bristol-Myers Squibb or Celgene would trade at any time. Evercore noted that it is not a legal, regulatory, accounting or tax expert and Evercore assumed the accuracy and completeness of assessments by Bristol-Myers Squibb and its advisors with respect to legal, regulatory, accounting and tax matters.

The below summary of certain material financial analyses does not purport to be a complete description of the analyses or data presented by Evercore. In connection with the review of the merger, Evercore performed a variety of financial and comparative analyses for purposes of rendering its opinion to the BMS Board. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary described below, without considering the analyses as a whole, could create an incomplete view of the processes underlying Evercore’s opinion. In arriving at its fairness determination, Evercore considered the results of all the analyses and did not draw, in isolation, conclusions from or with regard to any one analysis or factor considered by it for purposes of its opinion. Rather, Evercore made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all the analyses. In addition, Evercore may have given various analyses and factors more or less weight than other analyses and factors, and may have deemed various assumptions more or less probable than other assumptions. As a result, the ranges of valuations resulting from any particular analysis or combination of analyses described below should not be taken to be the view of Evercore with respect to the actual value of Bristol-Myers Squibb common stock or Celgene common stock. No company used in the below analyses as a comparison is directly comparable to Bristol-Myers Squibb or Celgene, and no precedent transaction used is directly comparable to the merger. Furthermore, Evercore’s analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies or transactions used, including judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Bristol-Myers Squibb, Celgene and their respective advisors.

Evercore prepared these analyses for the use and benefit of the BMS Board and for the purpose of providing an opinion to the BMS Board as to whether the merger consideration was fair, from a financial point of view, to Bristol-Myers Squibb. These analyses do not purport to be appraisals or to necessarily reflect the prices at which the business or securities actually may be sold. Any estimates contained in these analyses are not necessarily indicative of actual future results, which may be significantly more or less favorable than those suggested by such estimates. Accordingly, estimates used in, and the results derived from, Evercore’s analyses are inherently subject to substantial uncertainty, and Evercore assumes no responsibility if future results are materially different from those forecasted in such estimates. Except as described above, the BMS Board imposed no other instruction or limitation on Evercore with respect to the investigations made or the procedures followed by Evercore in rendering its opinion. The merger consideration was determined through arm’s-length negotiations between the parties to the merger agreement and was unanimously approved by the BMS Board. Evercore provided advice to the BMS Board during these negotiations. Evercore did not, however, recommend any specific consideration to the BMS Board or recommend that any specific consideration constituted the only appropriate consideration in the merger. Evercore’s opinion was only one of many factors considered by the BMS Board in its evaluation of the merger and its opinion should not be viewed as determinative of the views of the BMS Board with respect to the merger or the merger consideration.

Under the terms of Evercore’s engagement letter, Bristol-Myers Squibb has agreed to pay Evercore a fee of $30 million for financial advisory services provided in connection with the merger, $20 million of which is payable upon consummation of the merger. In addition, Bristol-Myers Squibb has agreed to reimburse Evercore for certain reasonable documented out-of-pocket expenses incurred in connection with its engagement, subject to certain limitations, and to indemnify Evercore and any of its members, officers, advisors, representatives, employees, agents, affiliates or controlling persons, if any, against certain liabilities and expenses arising out of its engagement.

Prior to Evercore’s engagement in connection with the merger, Evercore and its affiliates provided financial advisory services to Bristol-Myers Squibb and received fees for the rendering of such services, including the reimbursement of expenses. During the two year period prior to the delivery of its opinion, no material relationship existed between Evercore and its affiliates and Bristol-Myers Squibb or Celgene pursuant to which compensation was received by Evercore or its affiliates as a result of such a relationship. Evercore may provide financial or other services to Bristol-Myers Squibb, Celgene and their respective affiliates in the future and in connection with any such services Evercore may receive compensation.

In the ordinary course of business, Evercore or its affiliates may actively trade the securities, or related derivative securities, or financial instruments of Bristol-Myers Squibb, Celgene and their respective affiliates, for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities or instruments.

The issuance of the fairness opinion was approved by an Opinion Committee of Evercore.

Bristol-Myers Squibb engaged Evercore to act as a financial advisor to Bristol-Myers Squibb and the BMS Board based on its qualifications, experience and reputation, as well as familiarity with the business of Bristol-Myers Squibb. Bristol-Myers Squibb selected Evercore as co-financial advisor for the transaction due to the size and scope ofthe potential transaction and not because of any conflicts of interest or other concerns about either MorganStanley’s, Evercore’s or Dyal Co.’s ability to act as the financial advisor to Bristol-Myers Squibb. In reaching its decision to engage Evercore, the BMS Board also considered that Evercore would not be providing debt financing to Bristol-Myers Squibb in connection with the merger. Evercore is an internationally recognized investment banking firm and is regularly engaged in the valuation of businesses in connection with mergers and acquisitions, leveraged buyouts, competitive biddings, private placements and valuations for corporate and other purposes.

Summary of Financial Analyses by Morgan Stanley, Dyal Co. and Evercore

The following is a summary of the material financial analyses performed by Morgan Stanley, Dyal Co. and Evercore, which are referred to in this joint proxy statement/prospectus as the Bristol-Myers Squibb financial advisors, in connection with their respective oral opinions and the preparation of their respective written opinions to the BMS Board, dated January 2, 2019. The following summary is not a complete description of the Bristol-Myers Squibb financial advisors’ opinions or the financial analyses performed and factors considered by the Bristol-Myers Squibb financial advisors in connection with their respective opinions, nor does the order of analyses described represent the relative importance or weight given to those analyses. Unless stated otherwise, the following quantitative information, to the extent that it is based on market data, is based on market data as of December 31, 2018, the last trading day prior to the Bristol-Myers Squibb financial advisors’ presentation to the BMS Board, and is not necessarily indicative of current market conditions. In performing the financial analyses summarized below and in arriving at their respective opinions, at the direction of the BMS Board, the Bristol-Myers Squibb financial advisors used and relied upon certain Bristol-Myers Squibb projections, as described in “—Certain Unaudited Prospective Financial Information.” Bristol-Myers Squibb’s management and the BMS Board considered various factors that could increase Bristol-Myers Squibb’s financial performance during the period covered by the Bristol-Myers Squibb projections that were not reflected in the projections or utilized in evaluating the merger. Some of the financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses used by the Bristol-Myers Squibb financial advisors, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. The analyses listed in the tables and described below must be considered as a whole. Assessing any portion of such analyses and of the factors reviewed, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying the Bristol-Myers Squibb financial advisors’ respective opinions.

For purposes of their respective financial analyses and opinions, the Bristol-Myers Squibb financial advisors assumed an implied value of the merger consideration of $105.37 per share of Celgene common stock, consisting of (i) cash consideration of $50.00 per share, (ii) stock consideration of $51.98 per share, based on the closing trading price of Bristol-Myers Squibb common stock on December 31, 2018 of $51.98 and a fixed exchange ratio of one share of Bristol-Myers Squibb common stock for each share of Celgene common stock and (iii) CVR consideration of $3.39 per share, representing the probability-adjusted net present value per CVR, which was calculated by discounting to present value as of December 31, 2018 the probability-adjusted payout on the CVR based on the Bristol-Myers Squibb CVR probability, as defined in the section titled “—Certain Unaudited Prospective Financial Information” beginning on page 150 of this joint proxy statement/prospectus, and applying a discount rate of 8.25% based on the Bristol-Myers Squibb financial advisors’ midpoint estimate of Celgene’s weighted average cost of capital.

Analyses Relating to Celgene

Selected Publicly Traded Companies Analysis

The Bristol-Myers Squibb financial advisors performed a selected publicly traded companies analysis, which attempts to provide an implied value of a company by comparing it to similar companies that are publicly traded. The Bristol-Myers Squibb financial advisors reviewed and compared, using publicly available information, certain future financial information for Celgene with corresponding future financial information, ratios and public market multiples for publicly traded companies in the biopharmaceuticals industry that share certain similar business and operating characteristics to Celgene.

These companies were chosen based on the Bristol-Myers Squibb financial advisors’ knowledge of the industry and because they have businesses that may be considered to be similar to Celgene’s business. Although none of these companies are identical or directly comparable to Celgene, these companies are publicly traded companies with operations and/or other criteria, such as lines of business, markets, business risks, growth prospects, maturity of business and size and scale of business, that, for purposes of their analysis, the Bristol-Myers Squibb financial advisors considered to be similar to Celgene.

For purposes of this analysis, the Bristol-Myers Squibb financial advisors analyzed the ratios of the price of a share of common stock to estimated earnings per share, which is referred to in this joint proxy statement/prospectus as the P/E multiple, based on Thomson Reuters median consensus estimates for each of fiscal years 2019 and 2020, for each of the selected publicly traded companies listed below. The statistics for each of the selected companies are summarized as follows:

Selected Publicly Traded Company Multiples

Company	FY2019E P/E Multiple	FY2020E P/E Multiple
Eli Lilly and Company	19.4x	17.1x
AstraZeneca PLC	19.4x	16.5x
Novo Nordisk A/S	17.6x	16.0x
Merck & Co., Inc.	16.3x	14.3x
Novartis AG	15.6x	14.1x
Johnson & Johnson	15.0x	14.0x
Pfizer Inc.	14.2x	13.8x
Roche Holding AG	13.4x	13.3x
Amgen Inc.	13.3x	12.7x
GlaxoSmithKline plc	13.2x	12.3x
Sanofi S.A.	13.2x	12.2x
Biogen Inc.	10.7x	10.5x
AbbVie Inc.	10.6x	9.7x
Gilead Sciences, Inc.(1)	10.4x	10.0x
Allergan plc	8.2x	7.5x
Median	13.4x	13.3x
(1)	Earnings per share adjusted for comparability by deducting stock-based compensation.

Based on the analysis of the relevant metrics for each of the selected publicly traded companies and taking into consideration the different business, financial and operating characteristics of the selected publicly traded companies as compared to Celgene, the Bristol-Myers Squibb financial advisors used their experience and professional judgment to select representative ranges of P/E multiples for fiscal years 2019 and 2020 and applied these ranges to the relevant Celgene financial statistics based on the Bristol-Myers Squibb adjusted Celgene financial projections. The Bristol-Myers Squibb financial advisors calculated ranges of estimated implied values per share of Celgene common stock on a stand-alone basis, rounded to the nearest $1 per share, as follows:

Metric	Range of P/E Multiples	Implied Value Per Share Range for Celgene
FY2019E P/E Multiple	7.0x - 10.5x	$65 - $98
FY2020E P/E Multiple	6.0x - 10.0x	$65 - $108

The Bristol-Myers Squibb financial advisors compared these per share ranges to the implied merger consideration of $105.37. The Bristol-Myers Squibb financial advisors also noted that the closing trading price for shares of Celgene common stock on December 31, 2018 was $64.09. No company utilized in the selected publicly traded companies analysis is identical to Celgene. In evaluating selected publicly traded companies, the Bristol-Myers Squibb financial advisors made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions, and other matters, many of which are beyond the control of Celgene. These include, among other things, company growth, the impact of competition on the businesses of Celgene and the industry generally, industry growth and the absence of any adverse material change in the financial condition and prospects of Celgene or the industry, or in the financial markets in general. Mathematical analysis (such as determining the median) is not in itself a meaningful method of using selected publicly traded companies data.

Selected Precedent Transactions Analysis

The Bristol-Myers Squibb financial advisors performed a selected precedent transactions analysis, which is designed to imply a value of a company based on publicly available financial terms and premiums of selected transactions. The Bristol-Myers Squibb financial advisors selected certain stock or cash and stock transactions involving the acquisition of pharmaceutical companies since 2004 with a publicly announced transaction value of more than $25 billion for which relevant financial information was publicly available.

For these transactions, the Bristol-Myers Squibb financial advisors reviewed the purchase price and calculated the ratio of the purchase price per share for each transaction to the estimated next twelve months earnings per share, which is referred to in this joint proxy statement/prospectus as the NTM EPS, based on publicly available financial information. The statistics for each of the selected precedent transactions are summarized as follows:

Selected Precedent Transaction Multiples

Announce Date	Acquiror	Target	Price / NTM EPS Multiple
5/8/2018	Takeda	Shire	12.8x
1/11/2016	Shire	Baxalta	21.3x
11/23/2015(1)	Pfizer	Allergan	27.2x
11/17/2014	Actavis	Allergan	27.5x
7/18/2014(1)	AbbVie	Shire	26.0x
5/18/2014(1),(2)	Pfizer	AstraZeneca	21.6x
3/9/2009	Merck	Schering-Plough	14.0x
1/26/2009	Pfizer	Wyeth	13.7x
4/26/2004	Sanofi	Aventis	19.0x
(1)	Transaction was withdrawn.
(2)	Based on final publicly announced offer.

The selected precedent transactions varied significantly based upon company scale, product mix, business risks, growth prospects and geography, as well as prevailing market trends. Based on their experience and professional judgment and taking into consideration, among other things, (i) the observed multiples for the selected transactions listed above, (ii) the different business, financial and operating characteristics of the companies in such transactions as compared to Celgene and (iii) the prevailing market trends for the valuation and performance of pharmaceutical companies at the time of each transaction as compared to the current prevailing market trends, the Bristol-Myers Squibb financial advisors u selected a representative range of Price / NTM EPS multiples and applied this range of financial multiples to the relevant financial statistic for Celgene. The Bristol-Myers Squibb financial advisors applied a Price / NTM EPS multiple range from 12.5x to 25.0x to Celgene’s NTM EPS (as of December 31, 2018) based on the Bristol-Myers Squibb adjusted Celgene financial projections. Based on this analysis, the Bristol-Myers Squibb financial advisors derived a range of implied equity value per share of Celgene common stock of $116 to $232, rounded to the nearest $1 per share.

The Bristol-Myers Squibb financial advisors compared this per share range to the implied merger consideration of $105.37.

The Bristol-Myers Squibb financial advisors also reviewed, based on publicly available information, the premiums in the selected precedent transactions. For each selected precedent transaction, the Bristol-Myers Squibb financial advisors reviewed (i) the total offer value per share as of the announcement date relative to the unaffected share price of the target, which is referred to in this joint proxy statement/prospectus as the 1-Day Prior Premium, and (ii) the total offer value per share as of the announcement date relative to the 30-day VWAP (which refers to the “volume weighted average price”) as of the unaffected date of the target, which is referred to in this joint proxy statement/prospectus as the 30-Day VWAP Premium. The statistics for each of the selected precedent transactions are summarized as follows:

Announcement Date	Acquiror	Target	1-Day Prior Premium	30-Day VWAP Premium
5/8/2018	Takeda	Shire	64%	56%
1/11/2016	Shire	Baxalta	37%	45%
11/23/2015(1)	Pfizer	Allergan	39%	48%
11/17/2014	Actavis	Allergan	54%	75%
7/18/2014(1)	AbbVie	Shire	40%	52%
5/18/2014(1),(2)	Pfizer	AstraZeneca	45%	42%
3/9/2009	Merck	Schering-Plough	45%	30%
1/26/2009	Pfizer	Wyeth	29%	34%
4/26/2004	Sanofi	Aventis	24%	29%
	Median		40%	45%
(1)	Transaction was withdrawn.
(2)	Based on final publicly announced offer.

Based on their experience and professional judgment and taking into consideration, among other things, the observed premiums for the selected precedent transactions, the Bristol-Myers Squibb financial advisors selected a representative range of 1-Day Prior Premiums of 30% to 65% and 30-Day VWAP Premiums of 35% to 75%. The Bristol-Myers Squibb financial advisors applied these ranges of premiums to (i) the closing trading price for shares of Celgene common stock on December 31, 2018, the last trading day prior to the Bristol-Myers Squibb financial advisors’ respective presentations to the BMS Board, and (ii) the 30-day VWAP of Celgene common stock, as of December 31, 2018, and calculated ranges of estimated implied values per share of Celgene common stock, rounded to the nearest $1 per share, as follows:

Metric	Range of Premiums	Implied Value Per Share Range for Celgene
1-Day Prior	30% - 65%	$83 - $106
30-Day VWAP	35% - 75%	$92 - $119

The Bristol-Myers Squibb financial advisors compared these per share ranges to the implied merger consideration of $105.37.

No company or transaction utilized in the precedent transactions analysis is identical to Celgene or the merger. In evaluating the selected precedent transactions, the Bristol-Myers Squibb financial advisors made judgments and assumptions with regard to general business, market and financial conditions and other matters that are beyond the control of Celgene, such as the impact of competition on the business of Celgene or the industry generally, industry growth and the absence of any adverse material change in the financial condition of Celgene or the industry or in the financial markets in general, which could affect the public trading value of the companies and the aggregate value of the transactions to which they are being compared.

Discounted Cash Flow Analysis

The Bristol-Myers Squibb financial advisors performed a DCF analysis for Celgene, which is designed to provide an implied value of a company by calculating the present value of the estimated future unlevered free cash flows and terminal value of a company.

The Bristol-Myers Squibb financial advisors calculated ranges of implied values per share of Celgene common stock based on (i) estimates of future unlevered free cash flows for calendar years 2019 through 2028, excluding the impact of the Bristol-Myers Squibb projected synergies, and (ii) estimates of future unlevered free cash flows for calendar years 2019 through 2028, including the impact of the Bristol-Myers Squibb projected synergies. The Bristol-Myers Squibb financial advisors performed this analysis on the estimated unlevered free cash flows contained in the Bristol-Myers Squibb adjusted Celgene financial projections and the Bristol-Myers Squibb projected synergies.

For the DCF analysis excluding the impact of the Bristol-Myers Squibb projected synergies, the Bristol-Myers Squibb financial advisors calculated a terminal value for Celgene as of December 31, 2028, by applying a range of perpetual growth rates of 0.5% to 2.0%, selected based on the Bristol-Myers Squibb financial advisors’ experience and professional judgment. The unlevered free cash flows from calendar years 2019 to 2028 and the terminal value were then discounted to present values using a range of discount rates of 7.5% to 9.0% (which the Bristol-Myers Squibb financial advisors derived based on Celgene’s assumed weighted average cost of capital using their experience and professional judgment), to calculate an implied aggregate value for Celgene. The Bristol-Myers Squibb financial advisors then adjusted the total implied aggregate value ranges by Celgene’s estimated net debt as of December 31, 2018, as provided by Celgene’s management, and tax repatriation liability, as disclosed in Celgene’s public filings, and divided the resulting implied total equity value ranges by Celgene’s fully diluted shares outstanding as provided by Celgene’s management. Based on the above-described analysis, the Bristol-Myers Squibb financial advisors derived a range of implied equity values per share of Celgene common stock of $95 to $136 (with a mid-point of $112) on a stand-alone basis, rounded to the nearest $1.

The Bristol-Myers Squibb financial advisors then derived a range of implied equity values per share of Celgene common stock using the above-described analysis taking into account the Bristol-Myers Squibb projected synergies, which would create value for the stockholders of each company following completion of the merger in proportion to their equity ownership. For this analysis, the Bristol-Myers Squibb financial advisors applied a mid-point perpetual growth rate of 1.25% (based on the Bristol-Myers Squibb financial advisors’ experience and professional judgment), and discounted net cash flows generated by the Bristol-Myers Squibb projected synergies to present value using a range of discount rates of 7.5% to 9.0% (which the Bristol-Myers Squibb financial advisors derived based on Celgene’s assumed weighted average cost of capital using their experience and professional judgment). Based on the above-described analysis, the Bristol-Myers Squibb financial advisors derived a range of implied equity values per share of Celgene common stock, including the impact of the Bristol-Myers Squibb projected synergies, of $122 to $170 (with a mid-point of $142), rounded to the nearest $1.

The Bristol-Myers Squibb financial advisors compared the implied equity value per share ranges of Celgene common stock derived from the DCF analyses, both exclusive and inclusive of the impact of the Bristol-Myers Squibb projected synergies, to the implied merger consideration of $105.37.

Historical Trading Ranges

For reference purposes only, and not as a component of its fairness analysis, the Bristol-Myers Squibb financial advisors reviewed the historical trading data of shares of Celgene common stock for the 52-week period ended December 31, 2018, and noted that, during such period, the maximum closing price for shares of Celgene common stock was $109 and the minimum closing price for shares of Celgene common stock was $59, in each case rounded to the nearest $1 per share.

The Bristol-Myers Squibb financial advisors also noted that the closing trading price for shares of Celgene common stock on December 31, 2018 was $64.09 and that the 30-day VWAP, as of December 31, 2018, was $67.87.

Equity Research Analysts’ Price Targets

For reference purposes only, and not as a component of its fairness analysis, the Bristol-Myers Squibb financial advisors reviewed the undiscounted price targets for shares of Celgene common stock prepared and published by 20 equity research analysts as of December 31, 2018. These targets generally reflect each analyst’s estimate of the future public market trading price of shares of Celgene common stock. The range of equity analyst undiscounted price targets for Celgene common stock was $71 per share to $163 per share. The Bristol-Myers Squibb financial advisors also noted that the median of equity analyst undiscounted price targets for Celgene common stock was $105 per share.

In order to better compare the equity analysts’ stock price targets with the merger consideration, based on their professional judgment and experience, the Bristol-Myers Squibb financial advisors discounted each analyst’s price target to present value by applying, for a one year discount period, an illustrative discount rate of 10.0%, which was selected by the Bristol-Myers Squibb financial advisors based on Celgene’s assumed mid-point cost of equity of 10.0%. This analysis resulted in a discounted analyst price target range for Celgene common stock of $65 per share to $148 per share, rounded to the nearest $1 per share. The Bristol-Myers Squibb financial advisors also noted that the median of equity analyst discounted price targets for Celgene common stock was $96 per share.

The price targets published by equity research analysts do not necessarily reflect current market trading prices for Celgene common stock and these estimates are subject to uncertainties, including the future financial performance of Celgene and future financial market conditions.

Analyses Relating to Bristol-Myers Squibb

Selected Publicly Traded Companies Analysis

The Bristol-Myers Squibb financial advisors performed a selected publicly traded companies analysis, which attempts to provide an implied value of a company by comparing it to similar companies that are publicly traded. The Bristol-Myers Squibb financial advisors reviewed and compared, using publicly available information, certain future financial information for Bristol-Myers Squibb with corresponding future financial information, ratios and public market multiples for publicly traded companies in the biopharmaceuticals industry that share certain similar business and operating characteristics to Bristol-Myers Squibb.

These companies were chosen based on the Bristol-Myers Squibb financial advisors’ knowledge of the industry and because they have businesses that may be considered to be similar to Bristol-Myers Squibb’s business. Although none of such companies are identical or directly comparable to Bristol-Myers Squibb, these companies are publicly traded companies with operations and/or other criteria, such as lines of business, markets, business risks, growth prospects, maturity of business and size and scale of business, that, for purposes of their analysis, the Bristol-Myers Squibb financial advisors considered to be similar to Bristol-Myers Squibb.

For purposes of this analysis, the Bristol-Myers Squibb financial advisors analyzed the following P/E multiples based on Thomson Reuters median consensus estimates for each of the fiscal years 2019 and 2020, for each of the selected publicly traded companies listed below. The statistics for each of the selected companies are summarized as follows:

Selected Publicly Traded Company Multiples

Company	FY2019E P/E Multiple	FY2020E P/E Multiple
Eli Lilly and Company	19.4x	17.1x
AstraZeneca PLC	19.4x	16.5x
Novo Nordisk A/S	17.6x	16.0x
Merck & Co., Inc.	16.3x	14.3x
Novartis AG	15.6x	14.1x
Johnson & Johnson	15.0x	14.0x
Pfizer Inc.	14.2x	13.8x
Roche Holding AG	13.4x	13.3x
Amgen Inc.	13.3x	12.7x
GlaxoSmithKline plc	13.2x	12.3x
Sanofi S.A.	13.2x	12.2x
Biogen Inc.	10.7x	10.5x
AbbVie Inc.	10.6x	9.7x
Gilead Sciences, Inc.(1)	10.4x	10.0x
Allergan plc	8.2x	7.5x
Median	13.4x	13.3x
(1)	Earnings per share adjusted for comparability by deducting stock-based compensation.

Based on the analysis of the relevant metrics for each of the selected publicly traded companies and taking into consideration the different business, financial and operating characteristics of the selected publicly traded companies as compared to Bristol-Myers Squibb, the Bristol-Myers Squibb financial advisors used their experience and professional judgment to select representative ranges of P/E multiples for fiscal years 2019 and 2020 and applied these ranges to the relevant Bristol-Myers Squibb financial statistics based on the Bristol-Myers Squibb financial projections. The Bristol-Myers Squibb financial advisors calculated ranges of estimated implied values per share of Bristol-Myers Squibb common stock, rounded to the nearest $1 per share, as follows:

Metric	Range of P/E Multiples	Implied Value Per Share Range for Bristol-Myers Squibb
FY2019E P/E Multiple	10.5x - 16.0x	$45 - $69
FY2020E P/E Multiple	10.5x - 14.0x	$46 - $61

The Bristol-Myers Squibb financial advisors compared these per share ranges to (i) the closing trading price of Bristol-Myers Squibb common stock on December 31, 2018 of $51.98 and (ii) the 30-day VWAP of Bristol-Myers Squibb common stock as of December 31, 2018 of $52.04.

No company utilized in the selected publicly traded companies analysis is identical to Bristol-Myers Squibb. In evaluating selected publicly traded companies, the Bristol-Myers Squibb financial advisors made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions, and other matters, many of which are beyond the control of Bristol-Myers Squibb. These include, among other things, company growth, the impact of competition on the businesses of Bristol-Myers Squibb and the industry generally, industry growth and the absence of any adverse material change in the financial condition and prospects of Bristol-Myers Squibb or the industry, or in the financial markets in general. Mathematical analysis (such as determining the median) is not in itself a meaningful method of using selected publicly traded companies data.

Discounted Cash Flow Analysis

The Bristol-Myers Squibb financial advisors performed a DCF analysis for Bristol-Myers Squibb.

The Bristol-Myers Squibb financial advisors calculated ranges of implied values per share of Bristol-Myers Squibb common stock based on estimates of future unlevered free cash flows for calendar years 2019 through 2023. The Bristol-Myers Squibb financial advisors performed this analysis on the estimated unlevered free cash flows contained in the Bristol-Myers Squibb financial projections. The Bristol-Myers Squibb financial advisors then calculated a terminal value for Bristol-Myers Squibb as of December 31, 2023, by applying a range of perpetual growth rates of (1.0)% to 0.0%, selected based on the Bristol-Myers Squibb financial advisors’ experience and professional judgment. The unlevered free cash flows from calendar years 2019 to 2023 and the terminal value were then discounted to present values using a range of discount rates of 7.5% to 8.5% (which the Bristol-Myers Squibb financial advisors derived based on Bristol-Myers Squibb’s assumed weighted average cost of capital using their experience and professional judgment), to calculate an implied aggregate value for Bristol-Myers Squibb. The Bristol-Myers Squibb financial advisors then adjusted the total implied aggregate value ranges by Bristol-Myers Squibb’s estimated net debt as of December 31, 2018, as provided by Bristol-Myers Squibb’s management, and tax repatriation liability, as disclosed in Bristol-Myers Squibb’s public filings, and divided the resulting implied total equity value ranges by Bristol-Myers Squibb’s fully diluted shares outstanding as provided by Bristol-Myers Squibb’s management. Based on the above-described analysis, the Bristol-Myers Squibb financial advisors derived a range of implied equity values per share of Bristol-Myers Squibb common stock of $64 to $79 (with a mid-point of $71), rounded to the nearest $1.

The Bristol-Myers Squibb financial advisors compared this per share range to (i) the closing trading price of Bristol-Myers Squibb common stock on December 31, 2018 of $51.98 and (ii) the 30-day VWAP of Bristol-Myers Squibb common stock as of December 31, 2018 of $52.04.

Historical Trading Ranges

For reference purposes only, and not as a component of its fairness analysis, the Bristol-Myers Squibb financial advisors reviewed the historical trading data of shares of Bristol-Myers Squibb common stock for the 52-week period ended December 31, 2018, and noted that, during such period, the maximum closing price for shares of Bristol-Myers Squibb common stock was $69 and the minimum closing price for shares of Bristol-Myers Squibb common stock was $49, in each case rounded to the nearest $1 per share.

The Bristol-Myers Squibb financial advisors also noted that the closing trading price for shares of Bristol-Myers Squibb common stock on December 31, 2018 was $51.98 and that the 30-day VWAP, as of December 31, 2018, was $52.04.

Equity Research Analysts’ Price Targets

For reference purposes only, and not as a component of its fairness analysis, the Bristol-Myers Squibb financial advisors reviewed the undiscounted price targets for shares of Bristol-Myers Squibb common stock prepared and published by 14 equity research analysts as of December 31, 2018. These targets generally reflect each analyst’s estimate of the future public market trading price of shares of Bristol-Myers Squibb common stock. The range of equity analyst undiscounted price targets for Bristol-Myers Squibb common stock was $47 per share to $75 per share. The Bristol-Myers Squibb financial advisors also noted that the median of equity analyst undiscounted price targets for Bristol-Myers Squibb common stock was $60 per share, rounded to the nearest $1 per share.

In order to better compare the equity analysts’ stock price targets with the Bristol-Myers Squibb share price, based on their professional judgment and experience, the Bristol-Myers Squibb financial advisors discounted each analyst’s price target to present value by applying, for a one year discount period, an illustrative discount rate of 8.5%, which was selected by the Bristol-Myers Squibb financial advisors based on Bristol-Myers Squibb’s assumed mid-point cost of equity of 8.5%. This analysis resulted in a discounted analyst price target range for Bristol-Myers Squibb common stock of $43 per share to $69 per share, rounded to the nearest $1 per share. The Bristol-Myers Squibb financial advisors also noted that the median of equity analyst discounted price targets for Bristol-Myers Squibb common stock was $55 per share.

The price targets published by equity research analysts do not necessarily reflect current market trading prices for Bristol-Myers Squibb common stock and these estimates are subject to uncertainties, including the future financial performance of Bristol-Myers Squibb and future financial market conditions.

Pro Forma Merger Analysis

Using the Bristol-Myers Squibb projections, and assuming, among other things, realization of the Bristol-Myers Squibb projected synergies and the expected repurchase of $5 billion of Bristol-Myers Squibb common stock following completion of the merger, and taking into account the merger consideration (including the stock issuance), and the probability-adjusted payout of the CVR based on Bristol-Myers Squibb management’s estimates as to the probability and timing of achieving the CVR milestones, the Bristol-Myers Squibb financial advisors performed a pro forma analysis of the financial impact of the merger on Bristol-Myers Squibb's estimated cash EPS for each of calendar years 2020 through 2023.

Based on this analysis, but excluding transaction-related amortization and the EPS impact of one-time costs to achieve the Bristol-Myers Squibb projected synergies, it is expected that the proposed merger would be significantly accretive to the estimated cash EPS for each of calendar years 2020 through 2023.

The Bristol-Myers Squibb financial advisors also conducted a DCF analysis of Bristol-Myers Squibb pro forma for the proposed merger, which is referred to in this section of the joint proxy statement/prospectus as the pro forma DCF, using the Bristol-Myers Squibb projections and other information and data for each of Bristol-Myers Squibb and Celgene as described above. The pro forma DCF analysis reflected (i) the stand-alone DCF values derived for each of Bristol-Myers Squibb and Celgene, exclusive of the impact of the Bristol-Myers Squibb projected synergies, as described above under “—Analyses Relating to Bristol-Myers Squibb—Discounted Cash Flow Analysis” and “—Analyses Relating to Celgene—Discounted Cash Flow Analysis,” respectively, plus (ii) the DCF value of the Bristol-Myers Squibb projected synergies, as described above under “—Analyses Relating to Bristol-Myers Squibb—Discounted Cash Flow Analysis,” minus (iii) the estimated $37 billion of cash consideration to be paid to Celgene stockholders at the completion of the merger and after-tax fees and expenses related to the transaction, minus (iv) the expected repurchase of $5 billion of Bristol-Myers Squibb common stock following completion of the merger, minus (v) the probability-adjusted net present value of the CVR. The Bristol-Myers Squibb financial advisors then divided the resulting implied total equity value ranges by Bristol-Myers Squibb’s pro forma fully diluted shares outstanding, calculated as Bristol-Myers Squibb’s basic shares outstanding, as adjusted for newly issued shares, share buybacks, and incremental equity dilution based on pro forma equity value. Based on the above-described analysis, the Bristol-Myers Squibb financial advisors derived a range of pro forma implied equity values per share of Bristol-Myers Squibb common stock of $66 to $94 (with a mid-point of $78), rounded to the nearest $1. The Bristol-Myers Squibb financial advisors compared the pro forma implied equity values per share of Bristol-Myers Squibb common stock to the stand-alone implied equity values per share of Bristol-Myers Squibb common stock, as described above under “—Analyses Relating to Bristol-Myers Squibb—Discounted Cash Flow Analysis.”

Based on this analysis, the proposed merger would be accretive to Bristol-Myers Squibb’s DCF equity value per share at each of the low, middle and high points of the range of values implied by the DCF analysis.

Certain Unaudited Prospective Financial Information

Neither Celgene nor Bristol-Myers Squibb generally publishes its business plans and strategies or makes external disclosures of its anticipated financial position or results of operations due to, among other reasons, the uncertainty of the underlying assumptions and estimates, other than, in each case, providing, from time to time, estimated ranges of certain expected financial results and operational metrics for the current year and certain future years in their respective regular earnings press releases and other investor materials.

Each of Celgene management and Bristol-Myers Squibb management, however, prepared and provided certain nonpublic, internal financial projections regarding Celgene and Bristol-Myers Squibb to its respective board of directors in connection with its evaluation of the merger, as well as—as described below—on a confidential basis in the due diligence process to (i) its respective financial advisors in connection with their respective financial analyses described in the sections titled “—Opinions of Celgene’s Financial Advisors,” “—Opinions of Bristol-Myers Squibb’s Financial Advisors” and “—Summary of Financial Analyses by Morgan Stanley, Dyal Co. and Evercore,” beginning on pages 113, 132 and 142, respectively, of this joint proxy statement/prospectus and (ii) the other party and its respective financial advisors.

Celgene Financial Projections

Celgene management prepared and provided certain projections regarding Celgene’s future operations for fiscal years 2018 through 2028, on a stand-alone basis, assuming Celgene would continue as an independent company, without giving effect to the completion of the merger, to the Celgene Board in connection with its evaluation of the merger, and to J.P. Morgan and Citigroup, its financial advisors, in connection with their respective financial analyses described above in the section titled “—Opinions of Celgene’s Financial Advisors,” beginning on page 113 of this joint proxy statement/prospectus. Therefore, these projections, which are referred to in this joint proxy statement/prospectus as the Celgene financial projections, do not give effect to the transaction or any changes to Celgene’s operations or strategy that may be implemented after the consummation of the transaction, including potential synergies to be realized as a result of the transaction, or to any costs incurred in connection with the transaction. Furthermore, the Celgene financial projections do not take into account the effect of any failure of the transaction to be completed and should not be viewed as relevant or continuing in that context. The Celgene financial projections included three different sets of projections—referred to as Celgene management case 1, Celgene management case 2 and Celgene management case 3—that were based on different assumptions as to (i) the timing and extent of technological disruption in the near-to-medium term affecting Celgene’s currently marketed products, (ii) the focus of efforts on and probability of success of Celgene’s pipeline product candidates and (iii) certain other matters referred to below under “—General” beginning on page 93 of this joint proxy statement/prospectus. The Celgene financial projections also included a fourth set of projections—referred to as the Celgene blended management case—which was a probability-weighted average of Celgene management case 1, Celgene management case 2 and Celgene management case 3, calculated by applying a probability weighting of 35%, 55% and 10% to Celgene management case 1, Celgene management case 2 and Celgene management case 3, respectively.

The Celgene financial projections were provided to the Celgene Board in connection with its evaluation of the merger and were also provided to J.P. Morgan and Citigroup in connection with their respective financial analyses described in the section titled “—Opinions of Celgene’s Financial Advisors.”In connection with discussions relating to the merger, Celgene management also provided to Bristol-Myers Squibb a portion of the Celgene financial projections comprising the “Revenue” and “Adjusted EBITDA” line items from Celgene management case 2 for fiscal years 2018 to 2023.

The following tables present a summary of the Celgene financial projections:

Celgene management case 1

(Dollars in billions)	2018E	2019E	2020E	2021E	2022E	2023E	2024E	2025E	2026E	2027E	2028E
Revenue	$15.3	$17.3	$19.7	$22.7	$21.3	$20.0	$18.6	$15.9	$14.4	$14.3	$14.5
EBITDA(1)	$8.7	$10.3	$12.2	$14.5	$12.8	$11.2	$9.4	$7.8	$6.7	$6.5	$6.7
Adjusted EBITDA(2)	$7.9	$9.4	$11.2	$13.3	$11.8	$10.2	$8.4	$7.0	$5.9	$5.8	$6.0

Celgene management case 2

(Dollars in billions)	2018E	2019E	2020E	2021E	2022E	2023E	2024E	2025E	2026E	2027E	2028E
Revenue	$15.3	$17.3	$19.8	$22.8	$23.4	$24.0	$23.9	$23.0	$19.9	$19.6	$19.8
EBITDA(1)	$8.7	$10.3	$12.2	$14.6	$14.7	$14.8	$14.3	$12.0	$9.9	$9.6	$9.9
Adjusted EBITDA(2)	$7.9	$9.4	$11.2	$13.5	$13.5	$13.6	$13.1	$10.9	$8.9	$8.6	$8.9

Celgene management case 3

(Dollars in billions)	2018E	2019E	2020E	2021E	2022E	2023E	2024E	2025E	2026E	2027E	2028E
Revenue	$15.3	$17.3	$19.8	$23.1	$24.2	$26.0	$27.9	$28.7	$22.8	$21.7	$22.0
EBITDA(1)	$8.7	$10.3	$12.3	$14.8	$15.4	$16.7	$17.9	$15.3	$11.4	$10.7	$11.0
Adjusted EBITDA(2)	$7.9	$9.4	$11.3	$13.7	$14.2	$15.4	$16.6	$13.8	$10.3	$9.6	$9.9

Celgene blended management case

(Dollars in billions)	2018E	2019E	2020E	2021E	2022E	2023E	2024E	2025E	2026E	2027E	2028E
Revenue	$15.3	$17.3	$19.8	$22.8	$22.7	$22.8	$22.4	$21.1	$18.3	$18.0	$18.2
EBITDA(1)	$8.7	$10.3	$12.2	$14.6	$14.1	$13.7	$12.9	$10.9	$8.9	$8.6	$8.9
Adjusted EBITDA(2)	$7.9	$9.4	$11.2	$13.4	$13.0	$12.6	$11.8	$9.8	$8.0	$7.7	$8.0
(1)	EBITDA is earnings before interest expense, income taxes, depreciation and amortization and, for purposes of the Celgene financial projections, is a non-GAAP financial measure calculated in a manner consistent with the non-GAAP financial measures presented by Celgene in its periodic earnings releases. As set forth and explained in Celgene’s periodic earnings releases, Celgene calculates certain of its non-GAAP financial measures by excluding certain GAAP items that Celgene management does not consider to be normal, recurring, cash operating expenses, but that may not meet the definition of usual or non-recurring items. For example, for purposes of the Celgene financial projections, EBITDA excludes any stock-based compensation expense.

(2)	Adjusted EBITDA is EBITDA (as defined in footnote (1) above), but includes stock-based compensation expense.

The following table sets forth the estimated amounts of unlevered free cash flow of Celgene for Celgene management case 1, Celgene management case 2, Celgene management case 3 and the Celgene blended management case. These amounts were calculated by J.P. Morgan and Citigroup based on information approved or provided, as applicable, by Celgene management for purposes of J.P. Morgan’s and Citigroup’s respective financial analyses described in the section “—Opinions of Celgene’s Financial Advisors,” and Celgene management reviewed and approved the use of these amounts by J.P. Morgan and Citigroup for such purposes.

(Dollars in billions)	2019E	2020E	2021E	2022E	2023E	2024E	2025E	2026E	2027E	2028E
Unlevered free cash flow(3)
Celgene management case 1	$6.8	$8.3	$9.2	$8.6	$7.3	$6.1	$5.1	$4.3	$4.1	$4.2
Celgene management case 2	$6.8	$8.3	$9.3	$9.8	$9.8	$9.4	$7.8	$6.5	$6.1	$6.3
Celgene management case 3	$6.8	$8.3	$9.4	$10.3	$11.0	$11.8	$9.8	$7.6	$6.8	$7.0
Celgene blended management case	$6.8	$8.3	$9.3	$9.5	$9.0	$8.5	$7.0	$5.8	$5.5	$5.6
(3)	Unlevered free cash flow is adjusted EBITDA (as defined in footnote (2) above) less taxes, less capital expenditures, less changes in net working capital, less milestone payments.

EBITDA, adjusted EBITDA and unlevered free cash flow are non-GAAP financial measures. This information was not prepared for public disclosure. Non-GAAP financial measures should not be considered a substitute for, or superior to, financial measures determined or calculated in accordance with GAAP. Additionally, non-GAAP financial measures as presented by Celgene may not be comparable to similarly titled measures reported by other companies. In the view of Celgene’s management, the Celgene financial projections were prepared on a reasonable basis based on the information available to Celgene’s management at the time of their preparation.

Celgene Adjusted Bristol-Myers Squibb Financial Projections

In connection with discussions relating to the merger, Bristol-Myers Squibb management prepared and provided to Celgene the Bristol-Myers Squibb financial projections described below under “—Bristol-Myers Squibb Financial Projections.” In connection with its evaluation of the merger, Celgene management made certain adjustments and modifications to the assumptions and estimates underlying the Bristol-Myers Squibb financial projections and prepared internal financial projections regarding Bristol-Myers Squibb’s future operations for fiscal years 2018 through 2023, which are referred to in this joint proxy statement/prospectus as the Celgene adjusted Bristol-Myers Squibb financial projections. Such adjustments and modifications, and such internal financial projections, were made by Celgene’s management in light of, among other things, the due diligence Celgene conducted on Bristol-Myers Squibb, publicly available forecasts of Bristol-Myers Squibb’s future performance by certain financial analysts, the potential impact of the planned divestiture of Bristol-Myers Squibb’s French consumer healthcare business, UPSA, announced by Bristol-Myers Squibb on December 19, 2018, and certain other matters referred to below under “—General” beginning on page 93 of this joint proxy statement/prospectus. Celgene provided the Celgene adjusted Bristol-Myers Squibb financial projections to the Celgene Board in connection with its evaluation of the merger and also to J.P. Morgan and Citigroup in connection with their respective financial analyses described above in the section “—Opinions of Celgene’s Financial Advisors” beginning on page 113 of this joint proxy statement/prospectus.

The following table presents a summary of the Celgene adjusted Bristol-Myers Squibb financial projections:

(Dollars in billions)	2018E	2019E	2020E	2021E	2022E	2023E
Revenue	$22.2	$24.1	$24.9	$25.5	$26.6	$27.3
EBITDA(1)	$6.6	$7.8	$7.8	$8.2	$8.4	$8.6
(1)	EBITDA is earnings before interest expense, income taxes, depreciation and amortization and, for purposes of the Celgene adjusted Bristol-Myers Squibb financial projections, is a non-GAAP financial measure meant to be consistent with the non-GAAP financial measures presented by Bristol-Myers Squibb in its periodic earnings releases. For purposes of the Celgene adjusted Bristol-Myers Squibb financial projections, EBITDA includes stock-based compensation expense.

The following table sets forth the estimated amounts of unlevered free cash flow of Bristol-Myers Squibb. These amounts were calculated by J.P. Morgan and Citigroup based on information approved or provided, as applicable, by Celgene management for purposes of J.P. Morgan’s and Citigroup’s respective financial analyses described in the sections titled “—Opinions of Celgene’s Financial Advisors” and Celgene management reviewed and approved the use of these amounts by J.P. Morgan and Citigroup for such purposes.

(Dollars in billions)	2019E	2020E	2021E	2022E	2023E
Unlevered free cash flow(2)	$6.9	$7.0	$7.2	$6.8	$6.9
(2)	Unlevered free cash flow is EBITDA (as defined in footnote (1) above) plus other equity income/royalties, less taxes, less capital expenditures, less changes in net working capital, less milestones and other items.

EBITDA and unlevered free cash flow are non-GAAP financial measures. This information was not prepared for public disclosure. Non-GAAP financial measures should not be considered a substitute for, or superior to, financial measures determined or calculated in accordance with GAAP. Additionally, non-GAAP financial measures as presented by Celgene may not be comparable to similarly titled measures reported by other companies. In the view of Celgene’s management, the Celgene adjusted Bristol-Myers Squibb financial projections were prepared on a reasonable basis based on the information available to Celgene’s management at the time of their preparation.

Celgene Projected Synergies

Celgene management provided to the Celgene Board in connection with its consideration of the merger and to J.P. Morgan and Citigroup in connection with their respective financial analyses described above in the section “—Opinions of Celgene’s Financial Advisors,” an estimate of $2.5 billion of annual pre-tax synergies that would be achieved as a result of the merger, with the full amount of such annual pre-tax synergies to be achieved during 2021 and subsequent years. These estimated pre-tax synergies are referred to in this joint proxy statement/prospectus as Celgene projected synergies. Celgene management provided that the aggregate cost of achieving the Celgene projected synergies would be $2.2 billion.

Celgene CVR Probabilities

Celgene management provided estimates of the probabilities of achieving the three FDA approvals required to trigger the $9 payment under the CVR agreement to the Celgene Board in connection with its evaluation of the merger, and to J.P. Morgan and Citigroup in connection with their respective financial analyses described above in the section “—Opinions of Celgene’s Financial Advisors.” These estimates, which are referred to in this proxy statement/prospectus as the Celgene CVR probabilities, were as follows: The probability of triggering the $9 payment under the CVR by March 31, 2021 was 54.4% for Celgene management case 1; 72.9% for Celgene management case 2; 100.0% for Celgene management case 3; and 69.1% for the Celgene blended management case, and the probability of triggering the payment under the CVR earlier, by December 31, 2020, was 45.9% for Celgene management case 1; 72.9% for Celgene management case 2; 100.0% for Celgene management case 3; and 66.2% for the Celgene blended management case.

Bristol-Myers Squibb Financial Projections

Bristol-Myers Squibb management prepared certain nonpublic, internal financial projections regarding Bristol-Myers Squibb’s future operations for fiscal years 2019 through 2023, on a stand-alone basis, assuming Bristol-Myers Squibb would continue as an independent company, without giving effect to the completion of the merger. Therefore, these projections, which are referred to in this joint proxy statement/prospectus as the Bristol-Myers Squibb financial projections, do not give effect to the transaction or any changes to Bristol-Myers Squibb’s operations or strategy that may be implemented after the consummation of the transaction, including potential synergies to be realized as a result of the transaction, or to any costs incurred in connection with the transaction. Furthermore, the Bristol-Myers Squibb financial projections do not take into account the effect of any failure of the transaction to be completed and should not be viewed as relevant or continuing in that context. The Bristol-Myers Squibb financial projections were provided to the BMS Board in connection with its evaluation of the merger, and to Morgan Stanley, Dyal Co. and Evercore, its financial advisors, in connection with their respective financial analyses described in the sections titled “—Opinions of Bristol-Myers Squibb’s Financial Advisors” and “—Summary of Financial Analyses by Morgan Stanley, Dyal Co. and Evercore,” beginning on pages 132 and 142, respectively, of this joint proxy statement/prospectus.

The Bristol-Myers Squibb financial projections reflect numerous assumptions and estimates that Bristol-Myers Squibb made in good faith, including, without limitation, (1) that macroeconomic conditions will remain stable, both in the United States and globally, (2) that no major changes occur in U.S. policy, laws and regulations, including reform of the U.S. health care system and tax laws, (3) that gross margins in the biopharmaceutical industry remain stable, (4) that no major changes in industry pricing benchmarks and drug pricing generally occur and (5) certain other matters referred to below under “—General” beginning on page 93 of this joint proxy statement/prospectus. The Bristol-Myers Squibb financial projections also assume that GAAP as in effect on December 31, 2018 applies throughout the projection period. Bristol-Myers Squibb non-GAAP measures, including cash net income and related information, are adjusted to exclude specified items that represent certain costs, expenses, gains and losses and other items impacting the comparability of financial results, each of which is referred to in this joint proxy statement/prospectus as a non-GAAP financial measure.

The following table presents a summary of the Bristol-Myers Squibb financial projections:

	Year Ending December 31,
	2019E	2020E	2021E	2022E	2023E
	(dollars in billions)
Bristol-Myers Squibb net revenue	$24.5	$25.3	$25.9	$28.6	$31.9
Bristol-Myers Squibb unlevered free cash flow(1)	5.7	6.0	5.9	8.7	10.6
Bristol-Myers Squibb cash net income(2)	7.0	7.1	7.3	9.0	11.0
(1)	Bristol-Myers Squibb unlevered free cash flow is a non-GAAP financial measure defined as earnings before income taxes, interest and amortization, less income tax expenses, plus depreciation, less changes in working capital, less capital expenditures.
(2)	Bristol-Myers Squibb cash net income is a non-GAAP financial measure defined as earnings before taxes, less income tax expenses.

Bristol-Myers Squibb unlevered free cash flow and Bristol-Myers Squibb cash net income are non-GAAP financial measures. This information was not prepared for public disclosure. Non-GAAP financial measures should not be considered a substitute for, or superior to, financial measures determined or calculated in accordance with GAAP. Additionally, non-GAAP financial measures as presented by Bristol-Myers Squibb may not be comparable to similarly titled measures reported by other companies. In the view of Bristol-Myers Squibb’s management, the Bristol-Myers Squibb financial projections were prepared on a reasonable basis based on the information available to Bristol-Myers Squibb’s management at the time of their preparation.

Bristol-Myers Squibb Adjusted Celgene Financial Projections

In connection with discussions relating to the merger, Celgene management provided to Bristol-Myers Squibb a portion of the Celgene financial projections. Specifically, Celgene management provided to Bristol-Myers Squibb the “Revenue” and “Adjusted EBITDA” figures of the financial projections outlined above under “Celgene management case 2” for fiscal years 2018 through 2023. In connection with its evaluation of the merger, Bristol-Myers Squibb management made certain adjustments and modifications to the assumptions and estimates underlying the Celgene financial projections and prepared internal financial projections regarding Celgene’s future operations for fiscal years 2018 through 2028, which are referred to in this joint proxy statement/prospectus as the Bristol-Myers Squibb adjusted Celgene financial projections. Such adjustments and modifications, and such internal financial projections, were made by Bristol-Myers Squibb’s management based on, among other things, Bristol-Myers Squibb’s due diligence review of Celgene, market trends and risks and opportunities with respect to Celgene and certain other assumptions and estimates including, without limitation, items (1) through (5) listed under “—Bristol-Myers Squibb Financial Projections” above and certain other matters referred to below under “—General” beginning on page 93 of this joint proxy statement/prospectus. Bristol-Myers Squibb management provided the Bristol-Myers Squibb adjusted Celgene financial projections to the BMS Board in connection with its evaluation of the proposed transaction and to Morgan Stanley, Dyal Co. and Evercore in connection with their respective financial analyses described above in the sections titled “—Opinions of Bristol-Myers Squibb’s Financial Advisors” and “—Summary of Financial Analyses by Morgan Stanley, Dyal Co. and Evercore” beginning on pages 132 and 142, respectively, of this joint proxy statement/prospectus.

The following table presents a summary of the Bristol-Myers Squibb adjusted Celgene financial projections:

	Year Ending December 31,
	2018E	2019E	2020E	2021E	2022E	2023E	2024E	2025E	2026E	2027E	2028E
	(dollars in billions)
Celgene net sales	$15.3	$16.8	$18.9	$21.6	$19.9	$19.5	$18.2	$18.0	$16.3	$17.7	$18.8
Celgene operating income	8.6	9.3	10.9	12.9	10.9	10.2	9.3	8.7	7.9	8.8	9.5
Celgene operating income (post-SBC)(1)	7.8	8.6	9.9	11.7	9.8	9.3	8.6	7.9	7.1	7.9	8.6
Celgene EBITDA (post-SBC)(1)(2)	7.9	8.7	10.1	11.9	10.0	9.5	8.7	8.1	7.2	8.0	8.8
Celgene unlevered free cash flow(3)	—	6.6	7.6	9.4	8.1	7.6	7.1	6.5	6.0	6.2	6.9
(1)	Adjusted to include stock-based compensation expense in a manner consistent with Bristol-Myers Squibb’s reporting methodology.
(2)	EBITDA is a non-GAAP financial measure defined as earnings before interest expenses, income taxes, depreciation and amortization.
(3)	Celgene unlevered free cash flow is a non-GAAP financial measure defined as earnings before income taxes, interest and amortization, less income tax expenses, plus depreciation, less changes in working capital, less capital expenditures.

In addition to the Bristol-Myers Squibb adjusted Celgene financial projections set forth in the table above, Bristol-Myers Squibb management prepared for use in Morgan Stanley’s, Dyal Co.’s and Evercore’s selected publicly traded companies analysis and selected precedent transactions analysis unaudited prospective financial information for Celgene comprising estimates of Celgene cash net income, which is a non-GAAP financial measure defined as earnings before taxes less income tax expenses, for the fiscal years ending 2019 and 2020. Such estimates were $6.6 billion and $7.7 billion, respectively.

Celgene EBITDA and Celgene unlevered free cash flow are non-GAAP financial measures. This information was not prepared for public disclosure. Non-GAAP financial measures should not be considered a substitute for, or superior to, financial measures determined or calculated in accordance with GAAP. Additionally, non-GAAP financial measures as presented by Bristol-Myers Squibb may not be comparable to similarly titled measures reported by other companies. In the view of Bristol-Myers Squibb’s management, the Bristol-Myers Squibb adjusted Celgene financial projections were prepared on a reasonable basis based on the information available to Bristol-Myers Squibb’s management at the time of their preparation.

Bristol-Myers Squibb Combined Company Projections

Further, in connection with its evaluation of the merger, Bristol-Myers Squibb management prepared certain financial forecasts and unaudited prospective financial information relating to Bristol-Myers Squibb and Celgene as a combined company, giving effect to the completion of merger, which are referred to in this joint proxy statement/prospectus as the Bristol-Myers Squibb combined company projections (which, together with the Bristol-Myers Squibb financial projections and the Bristol-Myers Squibb adjusted Celgene financial projections, are referred to in this joint proxy statement/prospectus as the Bristol-Myers Squibb projections). Bristol-Myers Squibb provided the Bristol-Myers Squibb combined company projections to the BMS Board in connection with its consideration of the merger and to each of Morgan Stanley, Dyal Co. and Evercore for purposes of their respective financial analyses and opinions (see “—Opinions of Bristol-Myers Squibb’s Financial Advisors” and “—Summary of Financial Analyses by Morgan Stanley, Dyal Co. and Evercore” beginning on pages 132 and 142, respectively, of this joint proxy statement/prospectus).

The Bristol-Myers Squibb combined company projections reflect numerous assumptions and estimates that Bristol-Myers Squibb made in good faith in connection with the preparation of the Bristol-Myers Squibb adjusted Celgene financial projections and the Bristol-Myers Squibb financial projections as more fully described in “—Bristol-Myers Squibb Financial Projections” and “—Bristol-Myers Squibb Adjusted Celgene Financial Projections” beginning on pages 153 and 154, respectively, of this joint proxy statement/ prospectus.

The following table presents a summary of the Bristol-Myers Squibb combined company projections:

	Year Ending December 31,
	2020E	2021E	2022E	2023E
	(dollars in billions)
Bristol-Myers Squibb combined company pro forma cash net income(1)	14.5	16.9	17.8	19.6
(1)	Bristol-Myers Squibb combined company pro forma cash net income is a non-GAAP financial measure defined as earnings before taxes, less income tax expenses, taking into account the potential impact of the Bristol-Myers Squibb projected synergies and interest from debt incurred in connection with the merger.

Bristol-Myers Squibb combined company pro forma cash net income, as presented above, is a non-GAAP financial measure. This information was prepared for use by Bristol-Myers Squibb and Morgan Stanley, Dyal Co. and Evercore for purposes of their respective financial analyses and opinions and not for public disclosure. In addition, in connection with the announcement of its financial results for the fourth quarter of 2018, Bristol-Myers Squibb presented certain forward-looking combined company pro forma information, including a graphical depiction of pro forma revenue and pro forma net income that indicated potential amounts for the combined company’s fiscal year 2025 of just over $50 billion and $20 billion, respectively. Pro forma revenue and net income are each a non-GAAP financial measure. Non-GAAP financial measures should not be considered a substitute for, or superior to, financial measures determined or calculated in accordance with GAAP. Additionally, non-GAAP financial measures as presented by Bristol-Myers Squibb may not be comparable to similarly titled measures reported by other companies. In the view of Bristol-Myers Squibb’s management, the Bristol-Myers Squibb combined company projections were prepared on a reasonable basis based on the information available to Bristol-Myers Squibb’s management at the time of their preparation.

Bristol-Myers Squibb Projected Synergies

Bristol-Myers Squibb management provided to the BMS Board in connection with its consideration of the merger and to each of Morgan Stanley, Dyal Co. and Evercore for purposes of their respective financial analyses and opinions, an estimate of synergies that would be achieved as a result of the merger, which is referred to as the Bristol-Myers Squibb projected synergies.

The following table presents a summary of the Bristol-Myers Squibb projected synergies:

	2019E	2020E	2021E	2022E
	(dollars in billions)
Cost Synergies (pre-tax)	$0.2	$1.1	$1.8	$2.5

In projecting the Bristol-Myers Squibb projected synergies, Bristol-Myers Squibb’s management assumed a one-time cost to achieve the Bristol-Myers Squibb projected synergies of $2.5 billion.

Bristol-Myers Squibb CVR Probabilities

Bristol-Myers Squibb management provided an estimate of the probability of achieving the three FDA approvals required to trigger the $9 payment under the CVR agreement to the BMS Board in connection with its evaluation of the merger, and to each of Morgan Stanley, Dyal Co. and Evercore for purposes of their respective financial analyses and opinions. This estimate, which is referred to in this proxy statement/prospectus as the Bristol-Myers Squibb CVR probability, was 45%.

General Note Regarding Certain Unaudited Prospective Financial Information

Other than annual financial guidance provided to investors, which may be updated from time to time, Bristol-Myers Squibb and Celgene do not as a matter of course make public forecasts or projections as to future revenues, operating income or other results. However, the summaries of the parties’ respective projections included above in this joint proxy statement/prospectus (which are referred to collectively in this joint proxy statement/prospectus as the financial projections) are presented solely to give Bristol-Myers Squibb’s stockholders and Celgene’s stockholders access to certain non-public information that was made available to Bristol-Myers Squibb, Celgene and their respective boards of directors and advisors in connection with the parties’ respective evaluations of the merger. Such information may not be appropriate for other purposes, and is not included to influence your decision, if you are a Celgene stockholder, to vote for the proposal to adopt the merger agreement, the Celgene adjournment proposal or the Celgene compensation advisory proposal, or, if you are a Bristol-Myers Squibb stockholder, to vote for the proposal to approve the stock issuance or the Bristol-Myers Squibb adjournment proposal. Readers of this joint proxy statement/prospectus are cautioned not to place undue, if any, reliance on the financial projections. Neither Bristol-Myers Squibb nor Celgene has made any representation in the merger agreement concerning their respective financial projections included in this joint proxy statement/prospectus.

The financial projections were, in general, prepared solely for internal use and not with a view toward public disclosure, and are subjective in many respects and thus subject to interpretation. While presented with numerical specificity, the financial projections reflect numerous assumptions and estimates that the parties preparing the financial projections made in good faith at the time such projections were prepared with respect to industry performance, general business, economic, regulatory, market and financial conditions and other future events, as well as matters specific to the applicable party. These assumptions and estimates are inherently uncertain, were made as of the date the financial projections were prepared, and may not be reflective of actual results, either since the date such projections were prepared, now or in the future, in light of changed circumstances, economic conditions, or other developments. Some or all of the assumptions and estimates that have been made regarding, among other things, the timing of certain occurrences or impacts, may have changed since the date the financial projections were prepared. The financial projections were based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of Bristol-Myers Squibb or Celgene, as applicable.

Important factors that may affect actual results and cause the financial projections not to be achieved include risks and uncertainties relating to Bristol-Myers Squibb’s and Celgene’s businesses (including their abilities to achieve their respective strategic goals, objectives and targets over applicable periods; industry conditions; the regulatory environment; general business and economic conditions; and other factors described under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” beginning on pages 38 and 79, respectively, of this joint proxy statement/prospectus, as well as the risk factors with respect to Bristol-Myers Squibb’s and Celgene’s respective businesses contained in their most recent SEC filings, which readers are urged to review, and which may be found as described under “Where You Can Find More Information” beginning on page 250 of this joint proxy statement/prospectus). In addition, the financial projections cover multiple future years, and such information by its nature is less reliable in predicting each successive year. The financial projections also do not take into account any circumstances or events occurring after the date on which they were prepared, and do not give effect to the transactions contemplated by the merger agreement, including the merger, except that, as described above, the Bristol-Myers Squibb combined company projections give effect to the completion of the merger. The financial projections also reflect assumptions as to certain business decisions that are subject to change. As a result, actual results may differ materially from those contained in the financial projections. Accordingly, there can be no assurance that the financial projections will be realized or that actual results will not be significantly different than projected.

Celgene and BMS may calculate certain non-GAAP financial metrics, including EBIT and EBITDA, using different methodologies. Consequently, the financial metrics presented in each company’s prospective financial information disclosures and in the sections of this joint proxy statement/prospectus with respect to the opinions of the financial advisors to Celgene and BMS may not be directly comparable to one another.

The financial projections were not prepared with a view toward complying with GAAP (including because certain metrics are non-GAAP measures as discussed above), the published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. Neither Bristol-Myers Squibb’s nor Celgene’s independent registered public accounting firm, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the financial projections, nor has any of them expressed any opinion or any other form of assurance on the financial projections or the achievability of the results reflected in the financial projections, and none of them assumes any responsibility for, and each of them disclaims any association with, the financial projections. The reports of Bristol-Myers Squibb’s and Celgene’s independent registered public accounting firms, contained in Annual Reports on Form 10-K for the year ended December 31, 2017 for Celgene and Bristol-Myers Squibb, which are incorporated by reference into this joint proxy statement/prospectus, relate to Bristol-Myers Squibb’s and Celgene’s historical financial information, respectively, and no such report extends to the financial projections or should be read to do so.

Certain of the financial projections may be considered non-GAAP financial measures. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with U.S. GAAP, and non-GAAP financial measures as used in the financial projections may not be comparable to similarly titled measures used by other companies. Neither Bristol-Myers Squibb nor Celgene has provided reconciliations of the non-GAAP financial projections to the comparable GAAP measure due to no reasonably accessible or reliable comparable GAAP measures for these measures and because of the inherent difficulty in forecasting and quantifying these measures that are necessary for such reconciliation. In the view of each of Bristol-Myers Squibb’s and Celgene’s respective management, the financial projections in this joint proxy statement/prospectus provided by Bristol-Myers Squibb and Celgene, respectively, were prepared on a reasonable basis based on the information available to such company’s management at the time of their preparation.

The inclusion of the financial projections in this joint proxy statement/prospectus should not be regarded as an indication that any of Bristol-Myers Squibb, Celgene or their respective affiliates, officers, directors, employees, advisors or other representatives considered the financial projections to be predictive of actual future events, and the financial projections should not be relied on as such. None of Bristol-Myers Squibb, Celgene or their respective affiliates, officers, employees, directors, advisors or other representatives can give you any assurance that actual results will not differ from the financial projections, and none of Bristol-Myers Squibb, Celgene or their respective affiliates, officers, employees or directors undertakes any obligation to update or otherwise revise or reconcile the financial projections to reflect circumstances existing after the date the financial projections were prepared or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the financial projections are not realized. Neither Bristol-Myers Squibb nor Celgene intends to publicly update or make any other revision to the financial projections. None of Bristol-Myers Squibb, Celgene or any of their respective affiliates, officers, employees, directors, advisors or other representatives has made or makes any representation to any Bristol-Myers Squibb stockholder, Celgene stockholder or any other person regarding Bristol-Myers Squibb or Celgene’s ultimate performance compared to the financial projections or that the results reflected therein will be achieved. Neither Bristol-Myers Squibb nor Celgene has made any representation to the other, in the merger agreement or otherwise, concerning the financial projections. For the reasons described above, readers of this joint proxy statement/prospectus are cautioned not to place undue, if any, reliance on the financial projections.

Regulatory Approvals Required for the Merger

General

As more fully described in this joint proxy statement/prospectus and in the merger agreement, and subject to the terms and conditions of the merger agreement, Bristol-Myers Squibb and Celgene have each agreed to use their respective reasonable best efforts to obtain all regulatory approvals required to complete the merger. This includes (i) preparing and filing as promptly as practicable with any governmental authority or other third party all documentation to effect all filings necessary to consummate the merger, (ii) using reasonable best efforts to obtain all consents required to be obtained from any governmental authority or other third party that are necessary, proper or advisable to consummate the merger, and complying with the terms and conditions of each consent, (iii) reasonably cooperating with the other parties in their efforts to comply with their obligations under the merger agreement, including in seeking to obtain any required consent, approval, waiver, license, permit, variance, exemption, franchise, clearance, authorization, acknowledgment, order or other confirmation and (iv) using reasonable best efforts to contest (including by litigation) certain actions, suits, investigations or proceedings brought by, or orders that have been entered by, a court or governmental authority of competent jurisdiction relating to the merger agreement or the consummation of the transactions contemplated by the merger agreement. See “The Merger Agreement—Reasonable Best Efforts Covenant” beginning on page 188 of this joint proxy statement/prospectus.

The obligation of Bristol-Myers Squibb and Celgene to effect the merger is conditioned upon, among other things, the expiration or early termination of the applicable waiting period under the HSR Act and the receipt of approvals under the antitrust laws of certain specified foreign jurisdictions. See “The Merger Agreement—Conditions to Completion of the Merger” beginning on page 176 of this joint proxy statement/prospectus.

Department of Justice, Federal Trade Commission and Other U.S. Antitrust Authorities

Under the HSR Act, certain transactions, including the merger, may not be completed unless certain waiting period requirements have expired or been terminated. The HSR Act provides that each party must file a pre-merger notification with the FTC and the DOJ. A transaction notifiable under the HSR Act may not be completed until the expiration of a 30-calendar-day waiting period following the parties’ filings of their respective HSR Act notification forms or the early termination of that waiting period. The parties may also choose to voluntarily re-start the initial 30-day waiting period by following certain prescribed procedures. After the expiration of the initial waiting period (or the re-started initial waiting period) the DOJ or the FTC may issue a Second Request. If a Second Request is issued, the parties may not complete the merger until they substantially comply with the Second Request and observe a second 30-calendar-day waiting period, unless the waiting period is terminated earlier.

Each of Bristol-Myers Squibb and Celgene filed its respective HSR Act notification and report with respect to the merger on January 16, 2019.

At any time before or after the merger is completed, the FTC or DOJ could take action under U.S. antitrust laws in opposition to the merger, including seeking to enjoin completion of the merger, condition approval of the merger upon the divestiture of assets of Bristol-Myers Squibb, Celgene or their respective subsidiaries or impose restrictions on Bristol-Myers Squibb’s post-merger operations. In addition, U.S. state attorneys general could take such action under the antitrust laws as they deem necessary or desirable in the public interest, including, without limitation, seeking to enjoin completion of the merger or permitting completion subject to regulatory concessions or conditions. Private parties also may seek to take legal action under the antitrust laws under some circumstances.

Other Governmental Approvals

Completion of the merger is further subject to the receipt of approvals under the antitrust laws of specified foreign jurisdictions, including notification, clearance and/or approval in the European Union and certain other specified foreign jurisdictions.

Timing; Challenges by Governmental and Other Entities

There can be no assurance that any of the regulatory approvals described above will be obtained and, if obtained, there can be no assurance as to the timing of any approvals, the ability to obtain the approvals on satisfactory terms or the absence of any litigation challenging such approvals. In addition, there can be no assurance that any of the governmental or other entities described above, including the DOJ, FTC, U.S. state attorneys general, state insurance regulators, foreign regulators and private parties, will not challenge the merger on antitrust or competition grounds and, if such a challenge is made, there can be no assurance as to its result.

Subject to certain conditions, if the merger is not completed on or before the end date (as may be extended in accordance with the merger agreement), either Bristol-Myers Squibb or Celgene may terminate the merger agreement. See “The Merger Agreement—Termination of the Merger Agreement” beginning on page 197 of this joint proxy statement/prospectus.

Appraisal or Dissenters’ Rights for Celgene Stockholders

General

If you hold one or more shares of Celgene common stock, you may be entitled to appraisal rights under Delaware law and have the right to dissent from the merger, have your shares appraised by the Delaware Court of Chancery and receive the “fair value” of such shares (exclusive of any element of value arising from the accomplishment or expectation of the merger) as of the completion of the merger in place of the merger consideration, as determined by such court, if you strictly comply with the procedures specified in Section 262 of the DGCL, subject to certain limitations under the DGCL. Any such Celgene stockholder awarded “fair value” for their shares by the court would receive payment of that fair value in cash, together with interest, if any, in lieu of the right to receive the merger consideration.

The following discussion is not a full summary of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262 of the DGCL, the full text of which is attached as Annex H to this joint proxy statement/prospectus. All references in Section 262 of the DGCL and in this summary to a “stockholder” are to the holder of record of shares of Celgene common stock. The following discussion does not constitute any legal or other advice, nor does it constitute a recommendation that you exercise your rights to seek appraisal under Section 262 of the DGCL.

Under Section 262 of the DGCL, Celgene, not less than 20 days prior to the Celgene special meeting, must notify each stockholder who was a Celgene stockholder on the record date for notice of the Celgene special meeting and who is entitled to exercise appraisal rights, that appraisal rights are available and include in the notice a copy of Section 262 of the DGCL. This joint proxy statement/prospectus constitutes the required notice to Celgene stockholders that appraisal rights are available in connection with the merger. A holder of Celgene common stock who wishes to exercise appraisal rights or who wishes to preserve the right to do so should review the following discussion carefully. Failure to comply timely and properly with the requirements of Section 262 of the DGCL may result in the loss of appraisal rights. A stockholder who loses his, her or its appraisal rights will be entitled to receive the merger consideration.

How to Exercise and Perfect Your Appraisal Rights. If you are a Celgene stockholder wishing to exercise the rights to seek an appraisal of your shares, you must do ALL of the following:

•	you must not vote in favor of the adoption of the merger agreement. Because a proxy that is signed and submitted but does not otherwise contain voting instructions will, unless revoked, be voted in favor of the adoption of the merger agreement, if you vote by proxy and wish to exercise your appraisal rights, you must vote against the adoption of the merger agreement or abstain from voting your shares;
•	you must deliver to Celgene a written demand for appraisal of your shares before the vote on the adoption of the merger agreement at the Celgene special meeting and such demand must reasonably inform Celgene of your identity and your intention to demand appraisal of your shares of Celgene common stock;
•	you must continuously hold the shares from the date of making the demand through the completion of the merger. You will lose your appraisal rights if you transfer such shares before the completion of the merger; and
•	you or the surviving corporation must file a petition in the Delaware Court of Chancery requesting a determination of the fair value of such shares within 120 days after the completion of the merger. The surviving corporation is under no obligation to file any such petition in the Delaware Court of Chancery and has no intention of doing so. Accordingly, it is the obligation of the Celgene stockholders to initiate all necessary action to perfect their appraisal rights in respect of shares of Celgene common stock within the time prescribed in Section 262 of the DGCL.

Voting, in person or by proxy, against, abstaining from voting on or failing to vote on the adoption of the merger agreement will not constitute a written demand for appraisal as required by Section 262 of the DGCL. The written demand for appraisal must be in addition to and separate from any proxy or vote.

Who May Exercise Appraisal Rights. Only a holder of record of shares of Celgene common stock issued and outstanding at the time a demand for appraisal is made and that continue to be issued and outstanding and held of record by such holder immediately prior to the completion of the merger may assert appraisal rights for the shares of Celgene common stock registered in that holder’s name. A demand for appraisal must be executed by or on behalf of the stockholder of record, fully and correctly, as the stockholder’s name appears on the stock certificates (or in the stock ledger). The demand for appraisal must reasonably inform Celgene of the identity of the stockholder and that the stockholder intends to demand appraisal of his, her or its common stock. Beneficial owners who do not also hold their shares of common stock of record may not directly make appraisal demands to Celgene. The beneficial holder must, in such cases, have the owner of record, such as a bank, brokerage firm or other nominee, submit the required demand in respect of those shares of common stock of record. A record owner, such as a bank, brokerage firm or other nominee, who holds shares of Celgene common stock as a nominee for others, may exercise his, her or its right of appraisal with respect to the shares of Celgene common stock held for one or more beneficial owners, while not exercising this right for other beneficial owners. In that case, the written demand should state the number of shares of Celgene common stock as to which appraisal is sought. Where no number of shares of Celgene common stock is expressly mentioned, the demand will be presumed to cover all shares of Celgene common stock held in the name of the record owner.

IF YOU HOLD YOUR SHARES IN BANK OR BROKERAGE ACCOUNTS OR OTHER NOMINEE FORMS, AND YOU WISH TO EXERCISE APPRAISAL RIGHTS, YOU SHOULD CONSULT WITH YOUR BANK, BROKERAGE FIRM OR OTHER NOMINEE, AS APPLICABLE, TO DETERMINE THE

APPROPRIATE PROCEDURES FOR THE BANK, BROKERAGE FIRM OR OTHER NOMINEE TO MAKE A DEMAND FOR APPRAISAL OF THOSE SHARES. IF YOU HAVE A BENEFICIAL INTEREST IN SHARES HELD OF RECORD IN THE NAME OF ANOTHER PERSON, SUCH AS A BANK, BROKERAGE FIRM OR OTHER NOMINEE, YOU MUST ACT PROMPTLY TO CAUSE THE RECORD HOLDER TO FOLLOW PROPERLY AND IN A TIMELY MANNER THE STEPS NECESSARY TO PERFECT YOUR APPRAISAL RIGHTS.

If you own shares of Celgene common stock jointly with one or more other persons, as in a joint tenancy or tenancy in common, demand for appraisal must be executed by or for you and all other joint owners. An authorized agent, including an agent for two or more joint owners, may execute the demand for appraisal for a stockholder of record; however, the agent must identify the record owner and expressly disclose the fact that, in exercising the demand, such person is acting as agent for the record owner. If you hold shares of Celgene common stock through a broker who in turn holds the shares through a central securities depository nominee such as Cede & Co., a demand for appraisal of such shares must be made by or on behalf of the depository nominee and must identify the depository nominee as record holder.

If you elect to exercise appraisal rights under Section 262 of the DGCL, you should mail or deliver a written demand to:

Celgene Corporation
86 Morris Avenue
Summit, New Jersey 07901
Attention: Corporate Secretary

Bristol-Myers Squibb’s Actions After the Completion of the Merger. If the merger is completed, the surviving corporation will give written notice of the completion of the merger within 10 days after the completion of the merger to you if you did not vote in favor of adoption of the merger agreement and you made a written demand for appraisal in accordance with Section 262 of the DGCL. At any time within 60 days after the completion of the merger, if you have not commenced an appraisal proceeding or joined such a proceeding as a named party, you have the right to withdraw the demand and to accept the merger consideration in accordance with the merger agreement for your shares of Celgene common stock. Within 120 days after the completion of the merger, but not later, either you, provided you have complied with the requirements of Section 262 of the DGCL, or the surviving corporation may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery, with a copy served on the surviving corporation in the case of a petition filed by you, demanding a determination of the fair value of the shares of Celgene common stock held by all dissenting stockholders who are entitled to appraisal rights. The surviving corporation is under no obligation to file an appraisal petition and has no intention of doing so. If you desire to have your shares appraised, you should initiate any petitions necessary for the perfection of your appraisal rights within the time periods and in the manner prescribed in Section 262 of the DGCL.

Within 120 days after the completion of the merger, provided you have complied with the provisions of Section 262 of the DGCL, you will be entitled to receive from the surviving corporation, upon your written request, a statement setting forth the aggregate number of shares not voted in favor of the adoption of the merger agreement and with respect to which Celgene has received demands for appraisal, and the aggregate number of holders of those shares. The surviving corporation must mail this statement to you within the later of 10 days of receipt of the request or 10 days after expiration of the period for delivery of demands for appraisal. If you are the beneficial owner of shares of Celgene common stock held in a voting trust or by a nominee on your behalf you may, in your own name, file an appraisal petition or request from the surviving corporation the statement described in this paragraph. As noted above, however, a demand for appraisal may only be made by or on behalf of a holder of record of shares of Celgene common stock.

If a petition for appraisal is duly filed by you or another record holder of Celgene common stock who has properly exercised his or her appraisal rights in accordance with the provisions of Section 262 of the DGCL, the surviving corporation will then be obligated, within 20 days after receiving service of a copy of the petition, to provide the office of the Register in Chancery in which the petition was filed with a duly verified list containing the names and addresses of all stockholders who have demanded an appraisal of their shares and with whom agreements as to the value of their shares have not been reached. Upon the filing of any such petition, the Delaware Court of Chancery may order the Register in Chancery to give notice of the time and place fixed for the hearing on the petition by registered or certified mail to the surviving corporation and to the stockholders shown on such duly verified list at the addresses therein stated. Such notice will also be published at least one week before the day of the hearing in at least one newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication deemed advisable by the Delaware Court of Chancery. The costs of these notices are borne by the surviving corporation. The Delaware Court of Chancery will then determine which stockholders are entitled to appraisal rights and may require the stockholders demanding appraisal who hold certificated shares to submit their stock certificates to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings and the Delaware Court of Chancery may dismiss from the proceedings any stockholder who fails to comply with this direction. If immediately before a merger the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Delaware Court of Chancery shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger for such total number of shares exceeds $1 million or (3) the merger was approved pursuant to Section 253 or 267 of the DGCL. The Celgene common stock is listed on Nasdaq and therefore this provision may be applicable in respect thereof, to the extent that Celgene common stock continues to be listed on Nasdaq until immediately before the merger.

After determination of the stockholders entitled to appraisal of their shares of Celgene common stock, the appraisal proceeding will be conducted as to the shares of Celgene common stock owned by such stockholders, in accordance with the rules of the Delaware Court of Chancery, including any rules specifically governing appraisal proceedings. The Delaware Court of Chancery will thereafter determine the fair value of the shares of Celgene common stock at the completion of the merger held by dissenting stockholders who have properly exercised his, her or its appraisal rights, exclusive of any element of value arising from the accomplishment or expectation of the merger, together with interest, if any, to be paid. Unless the Delaware Court of Chancery in its discretion determines otherwise for good cause shown, and except as otherwise provided in Section 262 of the DGCL, interest from the completion of the merger through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the completion of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each Celgene stockholder entitled to appraisal an amount in cash (which will be treated as an advance against the payment due to such Celgene stockholder), in which case interest shall accrue after such payment only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Delaware Court of Chancery and (2) interest theretofore accrued, unless paid at that time. When the fair value is determined, the Delaware Court of Chancery will direct the payment of the fair value of the shares, together with interest, if any, by the surviving corporation to the Celgene stockholders entitled thereto. Payment will be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and in the case of holders of shares of Celgene common stock represented by certificates upon the surrender to the surviving corporation of such stockholder’s certificates.

In determining the fair value, the Delaware Court of Chancery is required to take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court has stated that, in making this determination of fair value, the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other factors which could be ascertained as of the date of the merger which throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court construed Section 262 of the DGCL to mean that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.” In addition, Delaware courts have decided that the statutory appraisal remedy, depending on factual circumstances, may or may not be a dissenter’s exclusive remedy. An opinion of an investment banking firm as to the fairness from a financial point of view of the consideration payable in a merger is not an opinion as to, and does not in any manner address, fair value under Section 262 of the DGCL. The fair value of their shares as determined under Section 262 of the DGCL could be greater than, the same as, or less than the value of the merger consideration. Bristol-Myers Squibb does not anticipate offering more than the merger consideration to any stockholder exercising appraisal rights and reserves the right to assert, in any appraisal proceeding, that, for purposes of Section 262 of the DGCL, the “fair value” of a share of Celgene common stock is less than the merger consideration.

Upon application by the surviving corporation or by any holder of Celgene common stock entitled to participate in the appraisal proceeding, the Delaware Court of Chancery may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any Celgene stockholder whose name appears on the verified list and who has submitted such stockholder’s stock certificates, if any, to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights.

If no petition for appraisal is filed within 120 days after the completion of the merger, or if you otherwise fail to perfect, successfully withdraw or lose your right to appraisal, then your right to appraisal will cease and you will be entitled to receive the merger consideration described in the merger agreement, without interest thereon, less any withholding taxes.

The Delaware Court of Chancery may determine the costs of the appraisal proceeding and may allocate those costs to the parties as the Delaware Court of Chancery determines to be equitable under the circumstances. However, costs do not include attorneys and expert witness fees. Each stockholder is responsible for its own attorneys and expert witnesses expenses, although, upon application of a stockholder, the Delaware Court of Chancery may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including reasonable attorneys’ fees and the fees and expenses of experts, to be charged pro rata against the value of all shares entitled to appraisal.

If you have duly demanded an appraisal in compliance with Section 262 of the DGCL, you may not, after the completion of the merger, vote the Celgene shares subject to the demand for any purpose or receive any dividends or other distributions on those shares, except dividends or other distributions payable to Celgene stockholders as of a record date prior to the completion of the merger.

If you have not commenced an appraisal proceeding or joined such a proceeding as a named party, you may withdraw a demand for appraisal and accept the merger consideration by delivering a written withdrawal of the demand for appraisal and an acceptance of the merger consideration to the surviving corporation, except that any attempt to withdraw made more than 60 days after the completion of the merger will require written approval of the surviving corporation, and no appraisal proceeding in the Delaware Court of Chancery will be dismissed as to any stockholder without the approval of the Delaware Court of Chancery. Such approval may be conditioned on the terms the Delaware Court of Chancery deems just; provided, however, that this provision will not affect the right of any stockholder who has not commenced an appraisal proceeding or joined such proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered in the merger within 60 days after the completion of the merger. If you fail to perfect, effectively withdraw, waive or otherwise lose the appraisal right, your shares will be converted into the right to receive the merger consideration.

Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of appraisal rights. In that event, you will be entitled to receive the merger consideration for your shares in accordance with the merger agreement. In view of the complexity of the provisions of Section 262 of the DGCL, if you are a Celgene stockholder and are considering exercising your appraisal rights under the DGCL, you should consult your own legal advisor.

THE PROCESS OF DEMANDING AND EXERCISING APPRAISAL RIGHTS REQUIRES STRICT COMPLIANCE WITH TECHNICAL PREREQUISITES. IF YOU WISH TO EXERCISE YOUR APPRAISAL RIGHTS, YOU SHOULD CONSULT WITH YOUR OWN LEGAL COUNSEL IN CONNECTION WITH COMPLIANCE UNDER SECTION 262 OF THE DGCL. TO THE EXTENT THERE ARE ANY INCONSISTENCIES BETWEEN THE FOREGOING SUMMARY AND SECTION 262 OF THE DGCL, THE DGCL WILL GOVERN.

Material U.S. Federal Income Tax Consequences

General

The following summary discusses the material U.S. federal income tax consequences of the merger to holders of shares of Celgene common stock. This discussion is based on the Code, applicable Treasury regulations promulgated under the Code, administrative interpretations, and judicial decisions as in effect as of the date of this joint proxy statement/prospectus, all of which may change, possibly with retroactive effect.

This discussion addresses only the consequences of the exchange of shares of Celgene common stock held as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment). It does not address all aspects of U.S. federal income taxation that may be relevant to a Celgene stockholder in light of the Celgene stockholder’s particular circumstances, or to a Celgene stockholder that is subject to special rules, such as:

•	a financial institution or insurance company;
•	a mutual fund;
•	a pass-through entity or investors in such entity;
•	a tax-exempt organization;
•	a dealer or broker in securities;
•	a person whose functional currency is not the U.S. dollar;
•	a former citizen or former long-term resident of the United States;
•	a regulated investment company or real estate investment trust;
•	a Celgene stockholder that holds its shares of Celgene common stock (or will hold its shares of Bristol-Myers Squibb common stock and/or CVRs) through individual retirement or other tax-deferred accounts;
•	a trader in securities who elects to apply a mark-to-market method of accounting;
•	a Celgene stockholder that holds shares of Celgene common stock (or will hold its shares of Bristol-Myers Squibb common stock and/or CVRs) as part of a hedge, appreciated financial position, straddle, or conversion or integrated transaction;
•	a Celgene stockholder that acquired shares of Celgene common stock through the exercise of compensatory options or stock purchase plans or otherwise as compensation;
•	a U.S. expatriate or entity covered by the anti-inversion rules under the Code;
•	a person who actually or constructively owns more than 5% of Celgene common stock;
•	a person who holds both shares of Celgene common stock and Bristol-Myers Squibb common stock;
•	a person subject to special tax accounting rules (including rules requiring recognition of gross income based on a taxpayer’s applicable financial statement); and
•	a person subject to the base erosion and anti-abuse tax.

For purposes of this discussion, a “U.S. holder” is a beneficial owner of shares of Celgene common stock that is for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;
•	a corporation, or other entity or arrangement taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or any state therein or the District of Columbia;
•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust (i) that is subject to the primary supervision of a court within the United States and all the substantial decisions of which are controlled by one or more U.S. persons or (ii) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

A “non-U.S. holder” is a beneficial owner of shares of Celgene common stock that is neither a U.S. holder nor a partnership for U.S. federal income tax purposes.

If a partnership (including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds shares of Celgene common stock, the U.S. federal income tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. A partner of a partnership holding shares of Celgene common stock should consult its tax advisors regarding the tax consequences to it of the merger.

This discussion of material U.S. federal income tax consequences is not a complete description of all potential U.S. federal income tax consequences of the merger. This discussion does not address tax consequences that may vary with, or are contingent on, individual circumstances. In addition, it does not address any alternative minimum tax, any non-income tax or any non-U.S., state or local tax consequences of the merger or the potential application of the Medicare contribution tax on net investment income. Accordingly, each Celgene stockholder should consult its tax advisor to determine the particular U.S. federal, state or local or non-U.S. income or other tax consequences to it of the merger, including the application and effect of any U.S. federal, state, local and foreign income, estate, gift and other tax laws to, the receipt of cash, Bristol-Myers Squibb common stock and CVRs in exchange for Celgene common stock pursuant to the merger, and receipt of any CVR payments.

U.S. Federal Income Tax Consequences to U.S. Holders

The receipt of the merger consideration by U.S. holders pursuant to the merger will be a taxable transaction for U.S. federal income tax purposes. In general, for U.S. federal income tax purposes, a U.S. holder will recognize taxable capital gain or loss in an amount equal to the difference, if any, between (i) the sum of (A) the amount of cash, including cash received in lieu of fractional shares, received in the merger, (B) the fair market value of the shares of Bristol-Myers Squibb common stock received in the merger and (C) the fair market value of the CVRs received in the merger, each determined on the date of the consummation of the merger and (ii) such U.S. holder’s adjusted tax basis in its shares of Celgene common stock exchanged therefor.

If a U.S. holder’s holding period in the shares of Celgene common stock surrendered in the merger is greater than one year as of the date of the merger, the capital gain or loss will be long-term capital gain or loss. Long-term capital gains of certain non-corporate holders, including individuals, are generally subject to U.S. federal income tax at preferential rates. The deductibility of a capital loss recognized in connection with the merger is subject to limitations under the Code. If a U.S. holder acquired different blocks of shares of Celgene common stock at different times or different prices, such U.S. holder must determine its adjusted tax basis and holding period separately with respect to each block of shares of Celgene common stock that it holds.

A U.S. holder’s initial aggregate tax basis in Bristol-Myers Squibb common stock received in the merger will equal the fair market value of the Bristol-Myers Squibb common stock as of the date of the merger. The holding period of the Bristol-Myers Squibb common stock received in the merger will begin on the day after the merger.

A U.S. holder’s initial aggregate tax basis in the CVRs received in the merger will equal the fair market value of the CVRs as of the date of the merger. The holding period of the CVRs received in the merger will begin on the day after the merger.

This discussion assumes that the receipt of the merger consideration, including CVRs, is treated as a “closed transaction” for U.S. federal income tax purposes, meaning that a holder of Celgene common stock will measure its gain or loss upon its exchange of Celgene common stock in the merger based on the fair market value of the merger consideration on the effective date of the merger. However, the U.S. federal income tax treatment of the CVRs is unclear. There is no legal authority directly addressing the U.S. federal income tax treatment of the CVRs, and there can be no assurance that the IRS would not assert, or that a court would not sustain, a contrary position. Assuming this treatment is correct, a payment with respect to a CVR would likely be treated as a non-taxable return of a U.S. holder’s adjusted tax basis in the CVR to the extent thereof. A payment in excess of such amount may be treated as (i) a payment with respect to a sale of a capital asset or (ii) income taxed at ordinary rates. Additionally, the parties have agreed to treat a portion of such payment as imputed interest under Section 483 of the Code (as discussed immediately below).

In accordance with the CVR agreement, Bristol-Myers Squibb has agreed to report imputed interest on the CVRs pursuant to Section 483 of the Code, except as otherwise required by applicable law. Accordingly, a portion of a payment with respect to a CVR will be reported as imputed interest, which will be ordinary income to the U.S. holder of the CVR. The interest amount will equal the excess of the amount received with respect to the CVR over its present value as of the consummation of the merger, calculated using the short-term applicable federal rate as the discount rate and using such U.S. holder’s regular method of accounting (such amount being taken into account when paid, in the case of a cash method holder, and, when fixed and determinable, in the case of an accrual method holder).

If a CVR expires without any payment with respect thereto, although it is not free from doubt, the U.S. holder generally will recognize a loss, which loss likely would be a capital loss, in an amount equal to the U.S. holder’s adjusted tax basis in the CVR. The use of capital losses is subject to limitations. Each U.S. holder should consult its tax advisors regarding the treatment in its particular circumstances of the expiration of a CVR without any payment.

Upon a sale or exchange of a CVR, a U.S. holder should recognize capital gain or loss equal to the difference between (i) the sum of the amount of any cash and the fair market value of any property received upon such sale or exchange (less any imputed interest, as described below) and (ii) the U.S. holder’s adjusted tax basis in the CVR. Such gain or loss generally will be long-term capital gain or loss if the U.S. holder has held the CVR for more than one year. A portion of the amount received by a U.S. holder upon the sale or exchange of a CVR may be treated as imputed interest income, determined as described above.

Due to the legal and factual uncertainty regarding the valuation and tax treatment of the CVRs, you are urged to consult your tax advisors concerning the tax consequences to you resulting from the receipt of CVRs in the merger.

U.S. Federal Income Tax Consequences to non-U.S. Holders

The receipt of the merger consideration by a non-U.S. holder pursuant to the merger will not be subject to U.S. federal income tax unless:

•	the gain, if any, recognized by the non-U.S. holder is effectively connected with a trade or business of the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to the non-U.S. holder’s permanent establishment in the United States);
•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of the merger and certain other conditions are met; or
•	the non-U.S. holder owned, directly or under certain constructive ownership rules of the Code, more than 5% of the shares of Celgene common stock at any time during the five-year period preceding the merger, and Celgene is or has been a “U.S. real property holding corporation” within the meaning of Section 897(c)(2) of the Code for U.S. federal income tax purposes at any time during the shorter of the five-year period preceding the merger or the period that the non-U.S. holder held the shares of Celgene common stock.

Gain described in the first bullet point above will be subject to tax on a net income basis in the same manner as if the non-U.S. holder were a U.S. holder (unless an applicable income tax treaty provides otherwise). Additionally, any gain described in the first bullet point above of a non-U.S. holder that is a corporation also may be subject to an additional “branch profits tax” at a 30% rate (or lower rate provided by an applicable income tax treaty). A non-U.S. holder described in the second bullet point above will be subject to tax at a rate of 30% (or a lower rate provided by an applicable income tax treaty) on any capital gain realized, which may be offset by U.S.-source capital losses recognized in the same taxable year. If the third bullet point above applies to a non-U.S. holder, capital gain recognized by such holder will be subject to tax at generally applicable U.S. federal income tax rates. Celgene believes that it has not been a “U.S. real property holding corporation” for U.S. federal income tax purposes at any time during the five-year period preceding the merger.

As discussed above, it is possible that a portion of a payment to a non-U.S. holder with respect to a CVR may be treated as imputed interest, which would be subject to U.S. withholding tax, generally at a 30% rate unless reduced or eliminated by an applicable treaty. In addition, a payment to a non-U.S. holder with respect to a CVR may be subject to U.S. backup withholding and FATCA withholding, each as discussed below.

Upon a sale or exchange of a CVR, a non-U.S. holder should not be subject to U.S. federal income tax except as described in the bullet points above. However, if a portion of the amount received by a non-U.S. holder upon the sale or exchange of a CVR is treated as imputed interest income, determined as described above, such portion may be subject to U.S. withholding tax.

Non-U.S. holders are encouraged to consult their tax advisors regarding the potential application of U.S. withholding tax with respect to payments with respect to a CVR and amounts received upon the sale or exchange of a CVR.

Backup Withholding and Information Reporting

Payments made in exchange for shares of Celgene common stock (including cash paid in lieu of fractional shares) pursuant to the merger and payments made with respect to the CVR may be subject, under certain circumstances, to information reporting and backup withholding (currently at a rate of 24%). To avoid backup withholding, a non-corporate U.S. holder that does not otherwise establish an exemption should complete and return an IRS Form W-9, certifying under penalties of perjury that such U.S. holder is a “United States person” (within the meaning of the Code), that the taxpayer identification number provided is correct and that such U.S. holder is not subject to backup withholding.

A non-U.S. holder may be subject to information reporting and backup withholding (currently at a rate of 24%) on the merger consideration (including cash paid in lieu of fractional shares) received in exchange for shares of Celgene common stock and payments made with respect to the CVR unless the non-U.S. Holder establishes an exemption, for example, by completing the appropriate IRS Form W-8 for the non-U.S. holder, in accordance with the instructions thereto.

Any amount withheld under the backup withholding rules is not an additional tax and generally will be allowed as a refund or credit against the U.S. federal income tax liability of a Celgene stockholder, provided the required information is timely furnished to the IRS. The IRS may impose a penalty upon a Celgene stockholder that fails to provide the correct taxpayer identification number.

Foreign Account Tax Compliance Act

In certain circumstances, legislation commonly known as the Foreign Account Tax Compliance Act, which is referred to in this joint proxy statement/prospectus as FATCA, imposes a withholding tax of 30% on U.S.-source interest and dividend income received by certain non-U.S. financial institutions (including investment funds), unless such institution (i) enters into, and complies with, an agreement with the IRS to report, on an annual basis, information with respect to interests in, and accounts maintained by, the institution that are owned by certain U.S. persons or by certain non-U.S. entities that are wholly or partially owned by U.S. persons and to withhold on certain payments, or (ii) if required under an intergovernmental agreement between the United States and an applicable foreign country, reports such information to its local tax authority, which will exchange such information with the U.S. authorities. Similarly, U.S.-source interest and dividends received by a holder that is a non-financial non-U.S. entity that does not qualify under certain exemptions will generally be subject to withholding at a tax rate of 30%, unless such entity either (i) certifies that such entity does not have any “substantial United States owners” or (ii) provides certain information regarding the entity’s “substantial United States owners,” which the payor will generally be required to provide to the IRS. The IRS has issued proposed regulations (on which taxpayers may rely until final regulations are issued) that would generally not apply these withholding requirements to gross proceeds from asset dispositions. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. Accordingly, the entity through which the shares of Bristol-Myers Squibb common stock or CVRs are held will affect the determination of whether such withholding is required. Holders should consult their tax advisors regarding the possible implications of the FATCA rules in their particular situations.

Accounting Treatment

The merger will be accounted for as an acquisition of a business. Bristol-Myers Squibb will record assets acquired and liabilities assumed from Celgene primarily at their respective fair values at the date of completion of the merger. Any excess of the purchase price (as described under Note 5. Estimate of consideration expected to be transferred in the Celgene merger and preliminary purchase price allocation under “Certain Unaudited Pro Forma Condensed Combined Financial Statements” beginning on page 58 of this joint proxy statement/prospectus) over the net fair value of such assets and liabilities will be recorded as goodwill.

The financial condition and results of operations of Bristol-Myers Squibb after completion of the merger will reflect Celgene’s balances and results after completion of the merger but will not be restated retroactively to reflect the historical financial condition or results of operations of Celgene. The earnings of Bristol-Myers Squibb following completion of the merger will reflect acquisition accounting adjustments, including the effect of changes in the carrying value for assets and liabilities on interest expense and amortization expense. Intangible assets with indefinite useful lives and goodwill will not be amortized but will be tested for impairment at least annually, and all assets including goodwill will be tested for impairment when certain indicators are present. If, in the future, Bristol-Myers Squibb determines that tangible or intangible assets (including goodwill) are impaired, Bristol-Myers Squibb will record an impairment charge at that time.

Listing of Bristol-Myers Squibb Common Stock; Delisting and Deregistration of Shares of Celgene Common Stock

The merger agreement obligates Bristol-Myers Squibb to use its reasonable best efforts to cause the Bristol-Myers Squibb common stock and the CVRs to be issued in the merger to be listed on the NYSE, subject to official notice of issuance, prior to the completion of the merger. Approval for listing on the NYSE of the Bristol-Myers Squibb common stock and the CVRs, subject to official notice of issuance, is a condition to the obligations of Celgene and Bristol-Myers Squibb to complete the merger as described under “The Merger Agreement—Conditions to Completion of the Merger” beginning on page 176 of this joint proxy statement/prospectus. If the merger is completed, shares of Celgene common stock will no longer be listed on Nasdaq and will be deregistered under the Exchange Act, and Celgene will no longer be required to file periodic reports with the SEC.

Description of Debt Financing

Bristol-Myers Squibb’s obligation to complete the transaction is not contingent on the receipt by Bristol-Myers Squibb of any financing. Bristol-Myers Squibb estimates that it will need approximately $36 billion in order to pay Celgene stockholders the cash amounts due to them as merger consideration under the merger agreement and to pay related fees and transaction costs in connection with the transaction. Bristol-Myers Squibb anticipates that the funds needed to pay the foregoing amount will be derived from (i) cash on hand, (ii) borrowings under its existing and new credit facilities described below, (iii) the proceeds from the sale of debt securities or (iv) any combination of the foregoing. In addition, either prior to or after the closing of the transaction, Bristol-Myers Squibb may conduct one or more exchange offers, offers to purchase and/or consent solicitations with respect to Celgene’s outstanding debt securities. The terms and timing of any such debt offerings, exchange offers, offers to purchase and/or consent solicitations has not been determined as of the date of this joint proxy statement/prospectus. This joint proxy statement/prospectus does not constitute an offer to sell or the solicitation of an offer to buy any debt securities of Bristol-Myers Squibb or Celgene. It does not constitute a prospectus or prospectus equivalent document for any such securities. No offering of any debt securities of Bristol-Myers Squibb shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act or an exemption therefrom.

In connection with entry into the merger agreement, on January 2, 2019, Bristol-Myers Squibb entered into a bridge facility commitment letter, which is referred to in this joint proxy statement/prospectus as the bridge facility commitment letter, and the credit facility (if any) established in accordance with the terms thereof is referred to in this joint proxy statement/prospectus as the bridge facility, with MSSF and MUFG, respectively, to finance up to $33.5 billion of the (i) cash consideration in connection with the merger, (ii) repayment of certain existing indebtedness of Celgene (if applicable) and (iii) fees and expenses in connection with the foregoing, to the extent that Bristol-Myers Squibb has not received $33.5 billion of net cash proceeds from a combination of (A) cash on the balance sheet, (B) the issuance by Bristol-Myers Squibb of unsecured debt securities, equity securities and/or equity-linked securities in public or private offerings the proceeds of which are to be used to finance the merger, and (C) the incurrence by Bristol-Myers Squibb of unsecured term loan facilities, in each case, at or prior to completion of the merger. MSSF and MUFG each provided a commitment to fund loans under the bridge facility and are collectively referred to in this joint proxy statement/prospectus as the initial bridge commitment parties. On January 18, 2019, Bristol-Myers Squibb and the initial bridge commitment parties entered into a joinder agreement to the bridge facility commitment letter, which is referred to in this joint proxy statement/prospectus as the bridge joinder agreement, with certain additional commitment parties, which are collectively referred to in this joint proxy statement/prospectus as the additional bridge commitment parties. The bridge joinder agreement amends the bridge facility commitment letter and reallocates the commitments of the initial bridge commitment parties to fund loans under the bridge facility among the initial bridge commitment parties and the additional bridge commitment parties. The initial bridge commitment parties together with the additional bridge commitment parties are collectively referred to in this joint proxy statement/prospectus as the bridge commitment parties. At the option of Bristol-Myers Squibb, borrowings under the bridge facility will bear interest at either a base rate or at the reserve adjusted Eurodollar rate, plus, in each case, an applicable margin. The applicable margin will range initially from 0.0-0.125% with respect to base rate borrowings, and 0.75-1.125% with respect to the reserve adjusted Eurodollar rate borrowings, in each case, based on the public ratings of Bristol-Myers Squibb’s non-credit enhanced senior unsecured long-term debt, and subject to increase every 90-day period to a range of (i) 0.0-0.375% with respect to base rate borrowings, and 1.00-1.375% with respect to the reserve adjusted Eurodollar rate borrowings for days 90 through 179 after such closing and funding, (ii) 0.25-0.625% with respect to base rate borrowings, and 1.25-1.625% with respect to the reserve adjusted Eurodollar rate borrowings for days 180 through 269 after such closing and funding and (iii) 0.50-0.875% with respect to base rate borrowings, and 1.50-1.875% with respect to the reserve adjusted Eurodollar rate borrowings for days 270 and thereafter, and in each case, based on the public ratings of Bristol-Myers Squibb’s non-credit enhanced senior unsecured long-term debt. The bridge commitment parties’ obligation to fund the bridge facility is subject to several limited conditions as set forth in the bridge facility commitment letter, including, among others, completion of the merger, the non-occurrence of a material adverse effect (as defined in the bridge facility commitment letter) on Celgene, the accuracy in all material respects of certain representations and warranties related to Bristol-Myers Squibb (including the absence of certain events of default by Bristol-Myers Squibb), the delivery of certain financial statements of Bristol-Myers Squibb and Celgene and other customary conditions to completion. Any loans under the bridge facility will mature on the date that is 364 days after the closing date. The commitments to provide the financing under the bridge facility will terminate on the earliest to occur of (1) 11:59 p.m. on the date that is five business days after the “end date” (as defined in the merger agreement in effect on January 2, 2019 (giving effect to any extension in accordance with Section 10.01(b)(i) of the merger agreement as in effect on January 2, 2019)), (2) the consummation of the merger without any use of the bridge facility and (3) the date of any public announcement by Bristol-Myers Squibb of the abandonment by Bristol-Myers Squibb of the merger or termination in accordance with the terms of the merger agreement of Bristol-Myers Squibb’s obligations under the merger agreement to consummate the merger, which date we refer to herein as the commitment termination date.

In connection with the merger, on January 18, 2019, Bristol-Myers Squibb entered into a term loan agreement, which is referred to in this joint proxy statement/prospectus as the term loan agreement, with a group of banks and other financial institutions named therein, which are collectively referred to in this joint proxy statement/prospectus as the term lenders, consisting of a $1 billion 364-day tranche, a $4 billion three-year tranche and a $3 billion five-year tranche, which is referred to in this joint proxy statement/prospectus as the term loan facility and the loans thereunder are referred to as the term loans, to finance $8 billion of (i) cash consideration in connection with the merger, (ii) the repayment of certain existing indebtedness of Celgene (if applicable) and (iii) fees and expenses in connection with the foregoing. The occurrence of the effective date under the term loan agreement on January 18, 2019 had the effect of reducing the commitments under the bridge facility by a principal amount of $8 billion to $25.5 billion. The commitments to provide the financing under the term loan agreement will terminate on the commitment termination date. The term lenders’ obligation to fund the term loan facility is subject to several limited conditions as set forth in the term loan agreement, including, among others, completion of the merger, the non-occurrence of a material adverse effect (as defined in the term loan agreement) on Celgene, the accuracy in all material respects of certain representations and warranties related to Bristol-Myers Squibb (including the absence of certain events of default by Bristol-Myers Squibb), the delivery of certain financial statements of Bristol-Myers Squibb and Celgene and other customary conditions to completion. At the option of Bristol-Myers Squibb, borrowings under the term loan agreement will bear interest at either a base rate or at the Eurodollar rate, plus, in each case, an applicable margin. The applicable margin will range from (i) with respect to the $1 billion 364-day tranche, 0.0 - 0.125% with respect to base rate borrowings, and 0.75 - 1.125% with respect to Eurodollar rate borrowings, (ii) with respect to the $4 billion three-year tranche, 0.0 - 0.25% with respect to base rate borrowings, and 0.875 - 1.25% with respect to

Eurodollar rate borrowings, and (iii) with respect to the $3 billion five-year tranche, 0.0 - 0.375% with respect to base rate borrowings, and 1.00 - 1.375% with respect to Eurodollar rate borrowings in each case, based on the public ratings of Bristol-Myers Squibb’s non-credit enhanced senior unsecured long-term debt.

On January 25, 2019, Bristol-Myers Squibb entered into a 364-day revolving loan agreement, which is referred to in this joint proxy statement/prospectus as the 364-day revolving loan agreement, with a group of banks and other financial institutions named therein, which are collectively referred to in this joint proxy statement/prospectus as the 364-day revolving lenders, consisting of a $2 billion 364-day tranche to refinance and replace in full Bristol-Myers Squibb’s existing 364-day revolving facility and shall be used for general corporate purposes, which is referred to in this joint proxy statement/prospectus as the 364-day revolving loan facility and the loans thereunder are referred to as the 364-day revolving loans. The 364-day revolving loan facility is available to be drawn in full, subject to customary conditions to borrowing.

On January 25, 2019, Bristol-Myers Squibb also entered into a three-year revolving loan agreement, which is referred to in this joint proxy statement/prospectus as the three-year revolving loan agreement, with a group of banks and other financial institutions named therein, which are collectively referred to in this joint proxy statement/prospectus as the three-year revolving lenders, consisting of a $1 billion three-year tranche that shall be used for general corporate purposes, which is referred to in this joint proxy statement/prospectus as the three-year revolving loan facility and the loans thereunder are referred to as the three-year revolving loans. The three-year revolving loan facility is available to be drawn in full, subject to customary conditions to borrowing.

Litigation Relating to the Merger

As of January 30, 2019, no complaints had been filed by purported Celgene stockholders challenging the merger and no complaints had been filed by purported Bristol-Myers Squibb stockholders challenging the merger.

THE MERGER AGREEMENT

The following is a summary of the material terms and conditions of the merger agreement. This summary may not contain all the information about the merger agreement that is important to you. This summary is qualified in its entirety by reference to the merger agreement attached as Annex A to, and incorporated by reference into, this joint proxy statement/prospectus. You are encouraged to read the merger agreement carefully and in its entirety because it is the legal document that governs the merger and the other transactions described in this joint proxy statement/prospectus (including the stock issuance).

Explanatory Note Regarding the Merger Agreement and the Summary of the Merger Agreement: Representations, Warranties and Covenants in the Merger Agreement Are Not Intended to Function or Be Relied on as Public Disclosures

The merger agreement and the summary of its terms in this joint proxy statement/prospectus have been included to provide information about the terms and conditions of the merger agreement. The terms and information in the merger agreement are not intended to provide any other public disclosure of factual information about Celgene, Bristol-Myers Squibb or any of their respective subsidiaries or affiliates. The representations, warranties, covenants and agreements contained in the merger agreement are made by Celgene, Bristol-Myers Squibb and Merger Sub only for the purposes of the merger agreement and are qualified and subject to certain limitations and exceptions agreed to by Celgene, Bristol-Myers Squibb and Merger Sub in connection with negotiating the terms of the merger agreement. In particular, in your review of the representations and warranties contained in the merger agreement and described in this summary, it is important to bear in mind that the representations and warranties were made solely for the benefit of the parties to the merger agreement and were negotiated for the purpose of allocating contractual risk among the parties to the merger agreement rather than to establish matters as facts. The representations and warranties may also be subject to a contractual standard of materiality or material adverse effect different from those generally applicable to stockholders and reports and documents filed with the SEC and in some cases may be qualified by confidential disclosures made by one party to the other, which are not reflected in the merger agreement. Moreover, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this joint proxy statement/prospectus, may have changed since the date of the merger agreement, which subsequent information may or may not be fully reflected in Celgene’s or Bristol-Myers Squibb’s public disclosures. Investors are not third-party beneficiaries under the merger agreement except for the limited purposes expressly set forth therein and should not rely on the representations and warranties or any descriptions thereof as characterizations of the actual state of facts or condition of the parties thereto or any of their respective subsidiaries or affiliates.

For the foregoing reasons, the representations, warranties, covenants and agreements and any descriptions of those provisions should not be read alone or relied upon as characterizations of the actual state of facts or condition of Celgene and Bristol-Myers Squibb or any of their respective subsidiaries or affiliates. Instead, such provisions or descriptions should be read only in conjunction with the other information provided elsewhere in this joint proxy statement/prospectus or incorporated by reference into this joint proxy statement/prospectus.

Structure of the Merger

The merger agreement provides for the merger of Merger Sub with and into Celgene, with Celgene surviving the merger as a wholly-owned subsidiary of Bristol-Myers Squibb.

From and after the effective time of the merger, the certificate of incorporation and the by-laws of Merger Sub in effect immediately prior to the completion of the merger will be the certificate of incorporation and by-laws, respectively, of Celgene, as the surviving corporation in the merger, in each case, until amended in accordance with applicable law and such certificate of incorporation and by-laws, as applicable. From and after the effective time of the merger, the directors of Merger Sub and the officers of Celgene immediately prior to the completion of the merger will be the directors and officers, respectively, of Celgene, as the surviving corporation in the merger, in each case, until their successors are duly elected or appointed and qualified in accordance with the surviving corporation’s certificate of incorporation, by-laws and applicable law.

Closing and Effectiveness of the Merger

Unless otherwise mutually agreed to by Celgene and Bristol-Myers Squibb, the closing of the merger will take place at 10:00 a.m., Eastern Time, on the third business day following the satisfaction or, to the extent permitted by applicable law, waiver of the conditions to the completion of the merger (other than conditions that by their nature are to be satisfied at the closing of the merger, but subject to the satisfaction or, to the extent permitted by applicable law, waiver of such conditions by the party or parties entitled to the benefit thereof at the time of the closing of the merger) described under “—Conditions to Completion of the Merger” beginning on page 176 of this joint proxy statement/prospectus. At the closing of the merger, the parties will file a certificate of merger with the Secretary of State of the State of Delaware. The merger will be effective at such time that the certificate of merger is filed with the Secretary of State of the State of Delaware or at such later time as Celgene and Bristol-Myers Squibb agree and is specified in the certificate of merger, which time is referred to in this joint proxy statement/prospectus as the effective time of the merger. At the effective time of the merger, all of the property, rights and privileges of Celgene and Merger Sub will vest in the surviving corporation, and all of the liabilities and obligations of Celgene and Merger Sub will become liabilities and obligations of the surviving corporation.

Assuming timely satisfaction of the necessary closing conditions, the completion of the merger is expected to occur in the third quarter of 2019. However, as the merger is subject to various regulatory approvals and the satisfaction or waiver of other conditions described in the merger agreement, it is possible that factors outside the control of Celgene and Bristol-Myers Squibb could result in the merger being consummated at a later time or not at all. If the merger is not completed on or before the end date of January 2, 2020, subject to Celgene’s and Bristol-Myers Squibb’s respective right to unilaterally extend such end date for two additional 60 day periods upon written notice to the other party in the circumstances described under “—Termination of the Merger Agreement” beginning on pages 197 of this joint proxy statement/prospectus, either Celgene or Bristol-Myers Squibb may terminate the merger agreement. The right to terminate the merger agreement after the end date (as may be extended) or to extend the end date will not be available to Celgene or Bristol-Myers Squibb, as applicable, if that party’s breach of any provision of the merger agreement is the proximate cause of the failure of the merger to be completed by the end date (as may be extended). See “—Conditions to Completion of the Merger” and “—Termination of the Merger Agreement” beginning on pages 176 and 197, respectively, of this joint proxy statement/prospectus.

Merger Consideration

At the effective time, each share of Celgene common stock issued and outstanding immediately prior to the completion of the merger, other than excluded stock and dissenting stock, will be converted into the right to receive (i) $50.00 in cash, without interest, (ii) one share of Bristol-Myers Squibb common stock, and (iii) one CVR issued by Bristol-Myers Squibb subject to and in accordance with the CVR agreement as described under “Description of the CVRs” beginning on page 216 of this joint proxy statement/prospectus.

No Fractional Shares of Bristol-Myers Squibb or CVRs

Celgene stockholders will not receive any fractional shares of Bristol-Myers Squibb common stock or fractional CVRs in the merger. Each Celgene stockholder that otherwise would have been entitled to receive a fraction of a share of Bristol-Myers Squibb common stock or fractional CVR (after aggregating all shares represented by the certificates surrendered or uncertificated shares delivered by such holder) will receive, in lieu thereof, cash, without interest, in an amount equal to such fractional amount (rounded down to the nearest cent) representing such holder’s proportionate interest in the net proceeds from the sale by the exchange agent on behalf of all such holders of shares of Bristol-Myers Squibb common stock or CVRs that would otherwise be issued.

Shares Subject to Properly Exercised Appraisal Rights

The shares of Celgene common stock held by Celgene common stockholders who do not vote for adoption of the merger agreement and who otherwise properly exercise and perfect appraisal rights for their shares in accordance with the DGCL will not be converted into the right to receive the merger consideration to which they would otherwise be entitled pursuant to the merger agreement, but will instead be cancelled and converted into the right to receive judicially determined “fair value” of such shares at the effective time. If any Celgene stockholder fails to make an effective demand for appraisal or otherwise waives, withdraws or loses his, her or its appraisal rights, such stockholder’s shares of Celgene common stock will be deemed to have been converted as of the effective time into the right to receive the merger consideration. See “—Appraisal or Dissenters’ Rights for Celgene Stockholders” beginning on page 159 of this joint proxy statement/prospectus for additional information.

Procedures for Surrendering Celgene Stock Certificates

The conversion of Celgene common stock, other than excluded stock and dissenting stock, into the right to receive the merger consideration will occur automatically at the effective time. Prior to the effective time, Bristol-Myers Squibb will appoint an exchange agent reasonably acceptable to Celgene and enter into an exchange agent agreement with such exchange agent that is reasonably acceptable to Celgene that provides for the exchange agent to handle the exchange of certificates or book-entry shares representing shares of Celgene common stock for the merger consideration. As of the effective time, Bristol-Myers Squibb will deposit or make available to the exchange agent the cash, Bristol-Myers Squibb common stock (in certificated or book-entry form) and CVRs comprising the merger consideration in respect of such Celgene common stock. Promptly (but not later than two business days) after the effective time, Bristol-Myers Squibb will, or will cause the exchange agent to, send a letter of transmittal to each person who is a record holder of Celgene common stock, other than excluded stock and dissenting stock, at the completion of the merger for use in the exchange and instructions explaining how to surrender Celgene stock certificates or transfer uncertificated shares of Celgene common stock to the exchange agent in exchange for the merger consideration.

Celgene stockholders who submit (i) a properly completed letter of transmittal, together with their stock certificates (in the case of certificated shares) or (ii) other evidence of transfer requested by the exchange agent (in the case of book-entry shares), will receive the merger consideration into which the shares of Celgene common stock were converted in the merger. The Bristol-Myers Squibb common stock constituting part of such merger consideration will be delivered to Celgene stockholders in book-entry form unless a physical certificate is requested by a Celgene stockholder or otherwise required under applicable law, and the CVRs constituting part of the merger consideration will be delivered to the Celgene stockholders. After completion of the merger, each certificate that previously represented shares of Celgene common stock and each uncertificated share of Celgene common stock that previously was registered to a holder on Celgene’s stock transfer books, except for excluded stock and dissenting stock, will only represent the right to receive the merger consideration into which those shares of Celgene common stock have been converted (and any dividends on the Bristol-Myers Squibb common stock into which such shares of Celgene common stock have been converted).

Neither Celgene, Bristol-Myers Squibb nor the exchange agent will be responsible for transfer or other similar taxes and fees incurred by holders of Celgene common stock in connection with the merger. Those taxes and fees, if any, will be the sole responsibility of such holders. In addition, if there is a transfer of ownership of Celgene common stock that is not registered in the records of Celgene’s transfer agent, payment of the merger consideration as described above (and any dividends on the Bristol-Myers Squibb common stock into which such Celgene stock have been converted) will be made to a person other than the person in whose name the certificate or uncertificated share so surrendered is registered only if the certificate is properly endorsed or otherwise is in proper form for transfer or the uncertificated share is properly transferred, and the person requesting the payment pays to the exchange agent any transfer or other similar taxes required as a result of such payment or establishes to the satisfaction of the exchange agent that any transfer or other similar taxes have been paid or are not payable.

After completion of the merger, Bristol-Myers Squibb will not pay dividends with a record date on or after the effective time or any cash in lieu of fractional shares to any holder of any Celgene stock certificates or uncertificated shares of Celgene common stock on the Bristol-Myers Squibb common shares into which such Celgene shares have been converted until the holder surrenders the Celgene stock certificates or transfers the uncertificated shares of Celgene common stock as described above. However, once those certificates or uncertificated shares of Celgene common stock are surrendered or transferred, as applicable, Bristol-Myers Squibb will pay to the holder, without interest, any dividends on the Bristol-Myers Squibb common shares into which such shares of Celgene common stock have been converted with a record date on or after completion of the merger that have been paid prior to such surrender or transfer, as applicable, and any cash in lieu of fractional shares that such holder is entitled to receive.

Treatment of Celgene Equity Awards

Celgene Stock Options

At the effective time of the merger, each compensatory option to purchase shares of Celgene common stock under any Celgene stock plan that is outstanding and unexercised immediately prior to the completion of the merger, which is referred to in this joint proxy statement/prospectus as a Celgene Stock Option, whether or not vested, will be treated as described below.

If such Celgene Stock Option is an In-the-Money Option it will be assumed by Bristol-Myers Squibb and converted into (i) an option, which is referred to in this joint proxy statement/prospectus as an Assumed In-the-Money Option, to purchase, on the same terms and conditions as applied to each such Celgene Stock Option immediately prior to the effective time of the merger, shares of Bristol-Myers Squibb common stock, except that (A) the number of shares of Bristol-Myers Squibb common stock, subject to such Assumed In-the-Money Options shall equal the product of (x) the number of shares of Celgene common stock that were subject to such Celgene Stock Option immediately prior to the effective time of the merger, multiplied by (y) the Equity Award Exchange Ratio (rounded down to the nearest number of whole shares of Bristol-Myers Squibb common stock), and (B) the per-share exercise price will equal the quotient of (x) the exercise price per share of Celgene common stock at which such Celgene Stock Option was exercisable, divided by (y) the Equity Award Exchange Ratio (rounded up to the nearest whole cent), and (ii) the right to receive (A) if such In-the-Money Option was vested prior to the effective time of the merger, one CVR for each share of Celgene common stock underlying such In-the-Money Option immediately prior to the completion of the merger or (B) if such In-the-Money Option was not vested immediately prior to the completion of the merger, immediately upon, and subject to, the vesting of the Assumed In-the Money Option, the Unvested Equity Award CVR Consideration. Each Assumed In-the-Money Option will continue to have the same terms and conditions as applied to the corresponding Celgene Stock Option immediately prior to the effective time of the merger.

If such Celgene Stock Option is an Out-of-the-Money Option, it will be assumed by Bristol-Myers Squibb and converted into an option, which is referred to in this joint proxy statement/prospectus as an Assumed Out-of-the-Money Stock Option, to purchase, on the same terms and conditions as applied to each such Celgene Stock Option immediately prior to the effective time of the merger, shares of Bristol-Myers Squibb common stock, except that the number of shares of Bristol-Myers Squibb common stock, subject to such Assumed Out-of-the-Money Stock Option will equal the product of (i) the number of shares of Celgene common stock that were subject to such Celgene Stock Option immediately prior to the effective time of the merger, multiplied by (ii) the Out-of-the-Money Option Exchange Ratio (rounded down to the nearest number of whole shares of Bristol-Myers Squibb common stock), and the per-share exercise price will equal the quotient of (A) the exercise price per share of Celgene common stock at which such Celgene Stock Option was exercisable, divided by (B) the Out-of-the-Money Option Exchange Ratio (rounded up to the nearest whole cent). Each Assumed Out-of-the-Money Stock Option will continue to have the same terms and conditions as applied to the corresponding Celgene Stock Option immediately prior to the effective time of the merger.

Celgene Restricted Stock Units

At the effective time of the merger, each restricted stock unit award with respect to shares of Celgene common stock outstanding under any Celgene stock plan that vests solely based on the passage of time which is referred to in this joint proxy statement/prospectus as a Celgene RSU Award, will be assumed by Bristol-Myers Squibb and converted into (i) a restricted unit award which is referred to in this joint proxy statement/prospectus as an Assumed Restricted Unit Award, that settles in a number of shares of Bristol-Myers Squibb common stock equal to (A) the number of shares of Celgene common stock underlying the Celgene RSU Award immediately prior to the effective time of the merger multiplied by (B) the Equity Award Exchange Ratio (rounded up to the nearest whole number of shares) and (ii) the right to receive, subject to the vesting of the Assumed Restricted Unit Award, the Unvested Equity Award CVR Consideration. Each Assumed Restricted Unit Award will continue to have the same terms and conditions as applied to the corresponding Celgene RSU Award immediately prior to the effective time of the merger.

Celgene Performance Stock Units

At the effective time of the merger, each restricted stock unit award with respect to shares of Celgene common stock outstanding under any Celgene stock plan that vests based on the achievement of performance goals, which is referred to in this joint proxy statement/prospectus as a Celgene PSU Award, will be assumed by

Bristol-Myers Squibb and converted into (i) a restricted stock unit award, which is referred to in this joint proxy statement/prospectus as an Assumed Performance Unit Award, that settles in a number of shares of Bristol-Myers Squibb common stock equal to the product of (A) the number of shares of Celgene common stock underlying the Celgene PSU Award immediately prior to the effective time of the merger (determined by deeming the applicable performance goals to be achieved at the greater of the target level and the actual level of achievement through the end of the calendar quarter immediately preceding the merger effective time) multiplied by (B) the Equity Award Exchange Ratio (rounded up to the nearest whole number of shares), and (ii) the right to receive, subject to the vesting of the Assumed Performance Unit Award, the Unvested Equity Award CVR Consideration. Each Assumed Performance Unit Award will continue to have the same terms and conditions as applied to the corresponding Celgene PSU Award (other than performance-based vesting conditions) immediately prior to the effective time of the merger.

Celgene Restricted Stock Awards

At the effective time of the merger, each restricted stock award with respect to shares of Celgene common stock outstanding under any Celgene Stock Plan that vests based on the passage of time and/or the achievement of performance goals, which is referred to in this joint proxy statement/prospectus as a Celgene RSA, will be assumed by Bristol-Myers Squibb and converted into (i) a restricted stock award, which is referred to in this joint proxy statement/prospectus as an Assumed Restricted Stock Award, that settles in a number of shares of Bristol-Myers Squibb common stock equal to (A) the number of shares of Celgene common stock underlying the Celgene RSA immediately prior to the completion of the merger multiplied by (B) the Equity Award Exchange Ratio (rounded up to the nearest whole number of shares), and (ii) the right to receive, subject to the vesting of the Assumed Restricted Stock Award, the Unvested Equity Award CVR Consideration. Each Assumed Restricted Stock Award will continue to have the same terms and conditions as applied to the corresponding Celgene RSA.

Certain Defined Terms

For purposes of descriptions of the treatment of Celgene equity awards in this joint proxy statement/prospectus, the Celgene stock price means the average of the volume weighted averages of the trading price of Celgene common stock on Nasdaq on each of the three consecutive trading days ending on the last trading day prior to the closing date of the merger.

For purposes of descriptions of the treatment of Celgene equity awards in this joint proxy statement/prospectus, the Bristol-Myers Squibb stock price means the average of the volume weighted averages of the trading prices of Bristol-Myers Squibb common stock on NYSE (as reported by Bloomberg L.P. or, if not reported therein, in another authoritative source mutually selected by Bristol-Myers Squibb and Celgene in good faith) on each of the five consecutive trading days ending on the trading day that is two trading days prior to the closing date of the merger.

For purposes of this joint proxy statement/prospectus, the Equity Award Exchange Ratio means the sum, rounded to the nearest one hundredth, equal to (i) the Exchange Ratio, plus (ii) the quotient of (A) the cash consideration divided by (B) the Bristol-Myers Squibb stock price.

For purposes of this joint proxy statement/prospectus, In-the-Money Option means a Celgene Stock Option for which the per share exercise price is less than the Celgene stock price.

For purposes of this joint proxy statement/prospectus, Out-of-the-Money Option means a Celgene Stock Option for which the per share exercise price equals or exceeds the Celgene stock price. For purposes of this joint proxy statement/prospectus, the Out-of-the-Money Option Exchange Ratio means the Celgene stock price divided by the Bristol-Myers Squibb stock price, rounded down to the nearest one hundredth.

For purposes of this joint proxy statement/prospectus, the Unvested Equity Award CVR Consideration means, if the vesting date of the unvested In-the-Money Option, the Celgene RSU Award, the Celgene PSU Award or the Celgene RSA, as applicable, occurs (i) prior to the milestone payment record date and the termination date under the CVR agreement, one CVR in respect of each share of Celgene common stock underlying such In-the-Money Option, Celgene RSU Award, Celgene PSU Award, or Celgene RSA, as applicable, immediately prior to the effective time of the merger, (ii) on or after the milestone payment record date, a cash payment equal to the milestone payment in respect of each share of Celgene common stock underlying such In-the-Money Option, Celgene RSU Award, Celgene PSU Award or Celgene RSA, as applicable, immediately prior to the effective time of the merger, or (iii) on or after the Termination Date and the CVR milestone was not achieved prior to the Termination Date, no additional consideration.

Listing of Bristol-Myers Squibb Common Stock and the CVRs

The merger agreement obligates Bristol-Myers Squibb to use its reasonable best efforts to cause the Bristol-Myers Squibb common shares and the CVRs to be issued in the merger as part of the merger consideration to be listed on the NYSE (or, in the case of the CVRs, another national securities exchange), subject to official notice of issuance, prior to the effective time. Approval for listing on the NYSE of the Bristol-Myers Squibb common shares and the CVRs, subject to official notice of issuance, is a condition to the obligations of Celgene and Bristol-Myers Squibb to complete the merger as described under “—Conditions to Completion of the Merger” beginning on page 175 of this joint proxy statement/prospectus.

Governance Matters Following Completion of the Merger

Bristol-Myers Squibb is required to take all necessary corporate action so that, effective at the effective time, the number of members of the BMS Board will be expanded to include two additional members, jointly designated by Celgene and Bristol-Myers Squibb, who are serving as directors of Celgene immediately prior to the completion of the merger. As of the date of this joint proxy statement/prospectus, Celgene and Bristol-Myers Squibb have not made a determination as to which two members of the Celgene Board will be designated to serve on the BMS Board following the completion of the merger.

Conditions to Completion of the Merger

Mutual Conditions to Completion. The obligation of each of Celgene, Bristol-Myers Squibb and Merger Sub to complete the merger is subject to the satisfaction (or, to the extent permitted by applicable law, waiver) of the following conditions:

•	adoption of the merger agreement by the affirmative vote of the holders of at least a majority of the outstanding shares of Celgene common stock;
•	affirmative vote of at least a majority of the votes cast by holders of outstanding shares of Bristol-Myers Squibb stock at a duly called and held meeting of Bristol-Myers Squibb’s stockholders at which a quorum is present approving the stock issuance;
•	the absence of any injunction or order issued by any court or other governmental authority of competent jurisdiction that enjoins, prevents or prohibits completion of the merger;
•	effectiveness of the registration statement for the Bristol-Myers Squibb common stock and CVRs to be issued in the merger (of which this joint proxy statement/prospectus forms a part) and the absence of any stop order suspending that effectiveness or any proceedings for that purpose pending before the SEC;
•	approval for listing on the NYSE of both the Bristol-Myers Squibb common stock and the CVRs to be issued in the merger, subject to official notice of issuance; and
•	any applicable waiting period under the HSR Act shall have expired or been terminated and the receipt of required approvals under the antitrust laws of certain specified foreign jurisdictions shall have been obtained.

Additional Conditions to Completion for the Benefit of Bristol-Myers Squibb and Merger Sub. In addition, the obligation of Bristol-Myers Squibb and Merger Sub to complete the merger is subject to the satisfaction (or, to the extent permitted by applicable law, Bristol-Myers Squibb’s waiver) of the following conditions:

•	performance in all material respects by Celgene of the covenants and agreements required to be performed by it at or prior to the effective time;
•	the accuracy in all material respects as of the date of the merger agreement and as of the closing date of the merger as if made on such date (or, in the case of representations and warranties given as of another specific date, as of that date) of certain representations and warranties made by Celgene in the merger agreement regarding, among other matters, its corporate existence, its corporate authority relative to the merger agreement and the merger, the merger agreement not violating its organizational documents, its capitalization, the opinion of its financial advisors, its brokers in connection with the merger and the inapplicability of certain antitakeover laws;

•	the accuracy in all respects as of the date of the merger agreement and as of the closing date of the merger as if made on such date of the representation and warranty made by Celgene in the merger agreement regarding the absence, since September 30, 2018, of any event, change, effect development or occurrence that has had or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on Celgene. See “—Definition of ‘Material Adverse Effect”’ beginning on page 179 of this joint proxy statement/prospectus for the definition of material adverse effect;
•	the accuracy of all other representations and warranties made by Celgene in the merger agreement (disregarding all qualifications and exceptions contained in such representations and warranties relating to materiality or material adverse effect) as of the date of the merger agreement and as of the closing date of the merger as if made on such date (or, in the case of representations and warranties given as of another specified date, as of that date), except for any inaccuracies in such representations and warranties that have not had and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on Celgene (or, in the case of the representation and warranty made by Celgene regarding material contracts, a material adverse effect on Bristol-Myers Squibb); and
•	receipt of a certificate from an executive officer of Celgene confirming the satisfaction of the conditions described in the preceding four bullets.

Additional Conditions to Completion for the Benefit of Celgene. In addition, the obligation of Celgene to complete the merger is subject to the satisfaction (or, to the extent permitted by applicable law, Celgene’s waiver) of the following conditions:

•	performance in all material respects by each of Bristol-Myers Squibb and Merger Sub of the covenants and agreements required to be performed by it at or prior to the effective time;
•	the accuracy in all material respects as of the date of the merger agreement and as of the closing date of the merger as if made on such date (or, in the case of representations and warranties given as of another specific date, as of that date) of certain representations and warranties made by Bristol-Myers Squibb and Merger Sub in the merger agreement regarding, among other matters, its corporate existence, its corporate authority relative to the merger agreement and the merger, the merger agreement not violating its organizational documents, its capitalization, the opinion of its financial advisors, its brokers in connection with the merger and the inapplicability of certain antitakeover laws;
•	the accuracy in all respects as of the date of the merger agreement and as of the closing date of the merger as if made on such date of the representation and warranty made by Bristol-Myers Squibb and Merger Sub in the merger agreement regarding the absence, since September 30, 2018, of any event, change, effect development or occurrence that has had or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on Bristol-Myers Squibb. See “—Definition of ‘Material Adverse Effect”’ beginning on page 179 of this joint proxy statement/prospectus for the definition of material adverse effect);
•	the accuracy of all other representations and warranties made by Bristol-Myers Squibb and Merger Sub in the merger agreement (disregarding all qualifications and exceptions contained in such representations and warranties relating to materiality or material adverse effect) as of the date of the merger agreement and as of the closing date of the merger as if made on such date (or, in the case of representations and warranties given as of another specified date, as of that date), except for any inaccuracies in such representations and warranties that have not had and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on Bristol-Myers Squibb; and
•	receipt of a certificate from an executive officer of Bristol-Myers Squibb confirming the satisfaction of the conditions described in the preceding four bullets.

Representations and Warranties

The merger agreement contains a number of representations and warranties made by Celgene, Bristol-Myers Squibb and Merger Sub that are subject in some cases to exceptions and qualifications (including exceptions that are not material to the party making the representations and warranties and its subsidiaries, taken as a whole, and exceptions that do not have, and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the party making the representations and warranties). See “—Definition of ‘Material Adverse Effect”’ beginning on page 179 of this joint proxy statement/prospectus for the definition of material adverse effect for each of Celgene and Bristol-Myers Squibb. The representations and warranties in the merger agreement relate to, among other things:

•	corporate existence, good standing and qualification to conduct business;
•	due authorization, execution and validity of the merger agreement;
•	governmental approvals necessary to complete the merger;
•	absence of any conflict with or violation or breach of organizational documents or any conflict with or violation or breach of agreements, laws or regulations, or creation or imposition of any lien on any asset of the applicable party or its respective subsidiaries as a result of the execution, delivery or performance of the merger agreement or completion of the merger;
•	capitalization;
•	subsidiaries;
•	SEC filings, the absence of material misstatements or omissions from such filings and compliance with the Sarbanes-Oxley Act of 2002;
•	financial statements;
•	information provided by the applicable party for inclusion in disclosure documents to be filed with the SEC in connection with the merger;
•	conduct of business in the ordinary course of business consistent with past practices and absence of changes that have had or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the applicable party, in each case since September 30, 2018;
•	the absence of any actions since September 30, 2018 through the date of the merger agreement that would constitute a breach of certain interim operating covenants of the applicable party if such action was taken between the date of the merger agreement and the closing date of the merger;
•	absence of undisclosed material liabilities;
•	compliance with laws;
•	permits and court orders;
•	litigation;
•	certain regulatory matters relating to, among other relevant authorities, the United States Food, Drug, and Cosmetic Act of 1938, as amended, the Public Health Service Act, and the FDA;
•	tax matters;
•	employees, employee benefit plans and labor matters;
•	intellectual property matters;
•	environmental matters;
•	compliance with the Foreign Corrupt Practices Act of 1977, as amended, and anti-corruption laws in other jurisdictions;
•	inapplicability of antitakeover statutes;
•	receipt of fairness opinions from such party’s financial advisors;

•	fees payable to financial advisors in connection with the merger;
•	transactions with affiliates;
•	no ownership of the other party’s common stock;
•	in the case of Celgene, material contracts, properties and insurance matters;
•	in the case of Bristol-Myers Squibb and Merger Sub, matters with respect to the financing of the merger (including the committed debt financing described in “—Financing—Debt Financing”); and
•	no other representations and warranties.

The representations and warranties in the merger agreement do not survive completion of the merger.

See “—Explanatory Note Regarding the Merger Agreement and the Summary of the Merger Agreement: Representations, Warranties and Covenants in the Merger Agreement Are Not Intended to Function or Be Relied on as Public Disclosures” on page 171 of this joint proxy statement/prospectus.

Definition of “Material Adverse Effect”

Many of the representations and warranties in the merger agreement are qualified by a “material adverse effect” on the party or parties making such representation or warranty. For purposes of the merger agreement, “material adverse effect” means, with respect to Celgene or Bristol-Myers Squibb, as the case may be, any event, change, effect, development or occurrence that, individually or together with any other event, change, effect, development or occurrence, has had or would reasonably be expected to have a material adverse effect on the financial condition, business or results of operations of that party and its subsidiaries, taken as a whole, except that no effect to the extent resulting from, arising out of or related to any of the following will be taken into account in determining whether there has been, or would reasonably be expected to be, a material adverse effect:

•	any changes in general United States or global economic conditions;
•	any changes in conditions generally affecting the industries in which that party or any of its subsidiaries operate;
•	any decline, in and of itself, in the market price or trading volume of that party’s common stock (but not any facts, events, developments or occurrences giving rise to or contributing to that reduction that are not otherwise excluded from the definition of material adverse effect);
•	any changes in regulatory, legislative or political conditions or in securities, credit, financial, debt or other capital markets, in each case in the United States or any foreign jurisdiction;
•	any failure, in and of itself, by that party or any of its subsidiaries to meet any internal or published projections, forecasts, estimates or predictions, revenues, earnings or other financial or operating metrics for any period (but not any facts, events, developments occurrences giving rise to or contributing to that failure that are not otherwise excluded from the definition of material adverse effect);
•	the execution and delivery of the merger agreement, the public announcement or pendency of the merger agreement or transactions contemplated therein, including the merger, the taking of any action required or expressly contemplated by the merger agreement or the identity of, or any facts or circumstances relating to, any other party to the merger agreement or that other party’s subsidiaries, including the impact of any of the foregoing on the relationships, contractual or otherwise, of that party or any of its subsidiaries with governmental authorities, customers, suppliers, partners, officers or employees or any material business relations (except with respect to any representation or warranty that is expressly intended to address the consequences of the execution, delivery or performance of the merger agreement or completion of the transactions contemplated by the merger agreement or the condition to closing related to any such representation or warranty);
•	any adoption, implementation, promulgation, repeal, modification, amendment, authoritative interpretation, change or proposal of any applicable law of or by any governmental authority;
•	any changes in GAAP (or authoritative interpretations thereof);

•	any changes in geopolitical conditions, the outbreak or escalation of hostilities, any acts of war, sabotage, cyberattack or terrorism, or any escalation or worsening of any such acts of war, sabotage, cyberattack or terrorism threatened or underway as of the date of the merger agreement;
•	the taking of any action at the written request of or with the written consent of, in the case of Celgene, Bristol-Myers Squibb or, in the case of Bristol-Myers Squibb or Merger Sub, Celgene;
•	any reduction in the credit rating of the applicable party or any of its subsidiaries (but not any facts, events, developments or occurrences giving rise to or contributing to that reduction that are not otherwise excluded from the definition of material adverse effect);
•	any epidemic, plague, pandemic or other outbreak of illness or public health event, hurricane, earthquake, flood or other natural disasters, acts of God or any change resulting from weather conditions;
•	any claims, actions, suits or proceedings arising from allegations of a breach of fiduciary duty or violation of applicable law relating to the merger agreement or the transactions contemplated therein; or
•	any regulatory or clinical changes, effects, developments or occurrences relating to any product or product candidate currently being researched, tested developed or commercialized that, as of the date of the merger agreement, is not being sold or distributed by or on behalf of Bristol-Myers Squibb or any of its subsidiaries or Celgene or any of its subsidiaries, as applicable, each of which is referred to in this joint proxy statement/prospectus as a pipeline product, which includes (A) any suspension, rejection, refusal of, request to refile or any delay in obtaining or making any regulatory application or filing relating to any pipeline product, (B) any negative regulatory actions, requests, recommendations or decisions of any governmental authority relating to any pipeline product or any other regulatory or clinical development relating to any pipeline product, (C) any clinical studies, tests or results or announcements thereof with respect to any pipeline product, and (D) any delay, hold or termination of any clinical trial or any delay, hold or termination of any planned application for marketing approval with respect to any pipeline product; and
•	except, in the case of any events, changes, effects, developments or occurrences referred to in the first, second, fourth, seventh, eighth, ninth or twelfth bullets in the immediately preceding list, to the extent that any such event, change, effect, development or occurrence has a disproportionate adverse effect on such party and its subsidiaries, taken as a whole, relative to the adverse effect such event, change, effect, development or occurrence has on other companies operating in the industries in which such party and its subsidiaries operate.

Conduct of Business Pending the Merger

In general, except (i) as required or expressly contemplated by the merger agreement, (ii) as required or prohibited by applicable law or (iii) as set forth in the confidential disclosure schedules delivered by Celgene to Bristol-Myers Squibb concurrently with execution of the merger agreement, unless Bristol-Myers Squibb otherwise consents (which consent may not be unreasonably withheld, conditioned or delayed), Celgene and its subsidiaries are required to use commercially reasonable efforts to (A) conduct their business in all material respects in the ordinary course of business consistent with past practice and (B) preserve intact its business organization and relationships with customers, members, suppliers, licensors, licensees and other third parties and keep available the services of its present officers and employees.

Without limiting the generality of the foregoing, except (i) as required or expressly contemplated by the merger agreement, (ii) as required or prohibited by applicable law or (iii) as set forth in the confidential disclosure schedule delivered by Celgene to Bristol-Myers Squibb concurrently with execution of the merger agreement, unless Bristol-Myers Squibb otherwise consents (which consent may not be unreasonably withheld, conditioned or delayed), each of Celgene and its subsidiaries are not permitted to:

•	adopt or propose any change to its certificate of incorporation, by-laws or other organizational documents;
•	merge or consolidate with any other entity;
•	acquire any interest in any asset, security or property, other than (A) acquisitions of assets, securities or property in an amount not to exceed $500 million individually or $1 billion in the aggregate for all such acquisitions, (B) acquisitions of securities under Celgene’s investment portfolio consistent with Celgene’s investment policy in effect as of the date of the merger agreement, (C) transactions (1) solely among Celgene and one or more of its wholly-owned subsidiaries or (2) solely among Celgene’s wholly-owned subsidiaries and (D) acquisitions of inventory or equipment in the ordinary course of business consistent with past practice (provided that any of the acquisitions or transactions described in clauses (A) through (D) shall require the prior written consent of Bristol-Myers Squibb if such acquisition or transaction would, individually or in the aggregate, reasonably be expected to prevent or materially delay the consummation of the transactions contemplated by the merger agreement);

•	adopt a plan of complete or partial liquidation, dissolution, recapitalization or restructuring;
•	split, combine or reclassify any shares of its capital stock, other than transactions (A) solely among Celgene and one or more of its wholly-owned subsidiaries or (B) solely among Celgene’s wholly-owned subsidiaries;
•	amend any term or alter any rights of any of its outstanding equity securities;
•	declare, set aside or pay any dividend or make any other distribution (whether in cash, stock, property or any combination thereof) in respect of any shares of its equity securities, other than dividends or distributions by a subsidiary of Celgene to Celgene or a wholly-owned subsidiary of Celgene;
•	redeem, repurchase, cancel or otherwise acquire or offer to redeem, repurchase or otherwise acquire any of its equity securities or any equity securities of any subsidiary of Celgene, other than repurchases of shares of Celgene common stock in connection with the exercise of Celgene Stock Options or the vesting or settlement of Celgene RSU Awards, Celgene PSU Awards or Celgene RSAs (including in satisfaction of any amounts required to be deducted or withheld under applicable law), in each case outstanding as of the date of the merger agreement in accordance with the present terms of such Celgene equity awards or granted after the date of the merger agreement to the extent permitted by the merger agreement;
•	issue, deliver or sell, or authorize the issuance, delivery or sale of, any shares of its capital stock or any other equity securities, other than (i) the issuance of any shares of Celgene common stock in connection with the exercise of Celgene Stock Options or the vesting or settlement of Celgene RSU Awards and Celgene PSU Awards that are, in each case outstanding as of the date of the merger agreement in accordance with the present terms of such Celgene equity awards or granted after the date of the merger agreement to the extent permitted by the merger agreement, or (ii) in the case of a subsidiary of Celgene, in connection with transactions (A) solely among Celgene and one or more of its wholly-owned subsidiaries or (B) solely among Celgene’s wholly-owned subsidiaries;
•	authorize, make or incur any capital expenditures or obligations or liabilities in connection therewith, other than (A) any capital expenditures contemplated by the capital expenditure budget of Celgene made available to Bristol-Myers Squibb prior to the date of the merger agreement and (B) additional capital expenditures of less than $5 million individually or $40 million in the aggregate;
•	sell, lease, license, transfer or otherwise dispose of any subsidiary or any division of Celgene or any assets, securities or property (other than intellectual property, which is the subject of the bullet immediately below), other than (A) dispositions of securities under Celgene’s investment portfolio consistent with Celgene’s investment policy in effect as of the date of the merger agreement, (B) sales or dispositions of inventory or tangible personal property (including equipment), in each case in the ordinary course of business consistent with past practice or (C) transactions (1) solely among Celgene and one or more of its wholly-owned subsidiaries or (2) solely among Celgene’s wholly-owned subsidiaries;
•	sell, assign, license, sublicense, abandon, allow to lapse, transfer or otherwise dispose of, or create or incur any lien (other than certain permitted liens) on, any owned intellectual property or, to the extent it is material to certain covered products listed on Celgene’s confidential disclosure schedules or the exercise of any rights to research, develop, market or otherwise exploit such covered products, licensed intellectual property, in each case other than (A) in the ordinary course of business, consistent with past practice (1) pursuant to a non-exclusive license (but excluding any non-exclusive license with respect to any such covered product), or (2) for the purpose of abandoning or allowing to lapse any Celgene registered intellectual property (i) that is immaterial, (ii) during the ordinary course of prosecution, or (iii) in any country where the annual revenue of Celgene’s products is less than $20 million, or (B) pursuant to any settlement (1) not involving payments (contingent or otherwise) by Celgene or any of its subsidiaries in excess of $100 million in the aggregate with all other such settlements, compromises or agreements that relate to the applicable claim, action or proceeding (but, with respect to intellectual property, that relate to the applicable Celgene product), (2) that would not be expected to violate any applicable laws as reasonably determined by the Celgene in good faith at the time of settlement, and (3) does not impose any materially burdensome monitoring or reporting obligations to any other person outside of the ordinary course of business or any material restrictions, liabilities or obligations on Celgene or its subsidiaries (or, following the closing of the merger, Bristol-Myers Squibb or any of its subsidiaries), which is collectively referred to in this joint proxy statement/prospectus as a Celgene permitted settlement;

•	make any material loans, advances or capital contributions to, or investments in, any other entity, other than (A) loans, advances, capital contributions or investments (1) by Celgene to or in one or more of its wholly-owned subsidiaries or (2) by any subsidiary of Celgene to or in Celgene or any wholly-owned subsidiary of Celgene, or (B) capital contributions required under the terms of contracts in effect as of the date of the merger agreement;
•	incur, assume, guarantee or repurchase or otherwise become liable for any indebtedness for borrowed money, issue or sell any debt securities or any options, warrants or other rights to acquire debt securities or enter into, guarantee or otherwise become liable for any interest rate, swap, currency, commodity or other similar hedging arrangement, other than (A) additional borrowings under Celgene’s existing credit facility (as in effect as of the date of the merger agreement) and indebtedness under commercial paper arrangements backstopped by Celgene’s existing credit facility, provided that (1) the aggregate amount of commercial paper outstanding may not at any time exceed $750 million and (2) as of the last day of each fiscal quarter of Celgene and as of the closing date, the amount of commercial paper outstanding is $0, (B) intercompany indebtedness among Celgene and its wholly-owned subsidiaries or among Celgene’s wholly-owned subsidiaries, (C) indebtedness for borrowed money incurred to replace, renew, extend, refinance or refund any existing indebtedness of Celgene or any of its subsidiaries, which indebtedness is (1) on terms that are substantially consistent with those contained in the indebtedness being replaced, renewed, extended, refinanced or refunded (other than the extension of the maturity date thereof) and (2) not in a principal amount greater than such indebtedness being replaced, renewed, extended, refinanced or refunded or, in the case of any “revolving” credit facility, the aggregate amount that may be incurred under the credit agreement governing such indebtedness being replaced, renewed, extended, refinanced or refunded (as in effect as of the date of the merger agreement), (D) guarantees of indebtedness of Celgene or its wholly-owned subsidiaries outstanding on the date of the merger agreement or otherwise incurred in compliance with this interim operating covenant, (E) in respect of interest rate, swap, currency, commodity or other similar hedging arrangements that (1) are entered into in connection with the restructuring or replacement of up to $500 million in aggregate notional amount of existing hedging arrangements expiring in 2019 into forward contracts, (2) are entered into in connection with the restructuring or replacement of up to $750 million in aggregate notional amount of existing hedging arrangements expiring in 2020 into forward contracts, or (3) are entered into in the ordinary course of business consistent with past practice in an aggregate notional amount not to exceed $250 million at any time outstanding, and (F) other indebtedness not to exceed $50 million in the aggregate at any time outstanding;
•	enter into (A) any material contract, other than in the ordinary course of business consistent with past practice (except that no material contract (1) limiting the freedom of Celgene or any of its subsidiaries to engage in any line of business or containing material exclusivity or “most favored nation” obligations, or restrictions on the ability of Celgene or its subsidiaries to sell, market, distribute, promote, manufacture, develop, commercialize, or test or research any current material product, (2) providing for a collective bargaining or other similar arrangement, (3) providing for a joint venture, profit-sharing, partnership, collaboration, co-promotion, commercialization, research, development or other similar agreement, (4) providing for a royalty, milestone, right of first refusal, option to purchase, option to license or other similar arrangement, (5) providing for the grant or receipt of any license or other similar arrangement, subject to certain exceptions, (6) creating an arrangement or transaction with any affiliate or associate of any executive officer or director of Celgene (as such terms are respectively defined in Rule 12b-2 of the Exchange Act) or (7) that would settle or compromise any claim, action or proceeding involving payments by Celgene or its subsidiaries in excess of $100 million and/or involving certain covered products of Celgene and its subsidiaries specified in Celgene’s confidential disclosure schedule delivered to Bristol-Myers Squibb or would impose materially burdensome monitoring or reporting obligations to any other person outside the ordinary course of business or any other material restrictions or liabilities on Celgene and its subsidiaries shall be entered into (unless it is entered into as part of a Celgene permitted settlement), or (B) terminate, renew, extend or in any material respect modify or amend any Celgene material contract, other than in the ordinary course of business (except that no Celgene material contract of the type described clauses (1) through (7) above may be terminated, renewed or extended or in any material respect modified or waived (unless it is entered into as part of a Celgene permitted settlement)) or have any material right or claim thereunder waived, released or assigned;

•	voluntarily terminate, suspend, abrogate, amend or modify any material permit in a manner materially adverse to Celgene and its subsidiaries, taken as a whole;
•	except as required by applicable law or Celgene employee benefit plans as in effect as of the date of the merger agreement, (A) grant any change in control, severance or termination pay to (or amend any existing arrangement with) any of their respective directors, officers or employees (including former directors, officers or employees), (B) enter into any employment, deferred compensation or other similar agreement (or any amendment to any such existing agreement) with any of their respective current or former directors, officers or employees, other than offer letters (and related compensation arrangements set forth in such offer letters) with any newly hired directors or employees of Celgene who are not considered to be executive officers (as defined in the Exchange Act) and who are not members of the executive leadership team that are entered into in the ordinary course of business consistent with past practice, (C) establish, adopt or amend any Celgene employee plan or labor agreement, other than in the ordinary course of business consistent with past practice or any immaterial amendment that would not increase the cost to Celgene or any of its subsidiaries of maintaining such Celgene employee plan, or (D) increase the compensation, bonus opportunity or other benefits payable to any of their respective directors, officers or employees (including former directors, officers or employees);
•	make any material change in any method of financial accounting or financial accounting principles or practices, except for any such change required by reason of (or, in the reasonable good-faith judgment of Celgene, advisable under) a change in GAAP or Regulation S-X under the Exchange Act, as approved by its independent public accountants;
•	(A) make, change or revoke any material tax election, (B) change any annual tax accounting period, (C) adopt or change any material method of tax accounting, (D) enter into any material closing agreement with respect to taxes, (E) settle or surrender or otherwise concede, terminate or resolve any material tax claim, audit, investigation or assessment or (F) file or amend any U.S. federal or other material income tax return;
•	settle or compromise any claim, action, suit, investigation or proceeding involving or against Celgene or any of its subsidiaries (including any action, suit, investigation, or proceeding involving or against any employee, officer or director of Celgene or any of its subsidiaries in their capacities as such), other than any Celgene permitted settlement; or
•	agree, commit or propose to do any of the foregoing.

In general, except (i) as required or expressly contemplated by the merger agreement, (ii) as required or prohibited by applicable law or (iii) as set forth in the confidential disclosure schedules delivered by Bristol-Myers Squibb to Celgene concurrently with execution of the merger agreement, unless Celgene otherwise consents (which consent may not be unreasonably withheld, conditioned or delayed), Bristol-Myers Squibb and its subsidiaries are required to use commercially reasonable efforts to conduct their business in all material respects in the ordinary course of business consistent with past practice.

Without limiting the generality of the foregoing, except (i) as required or expressly contemplated by the merger agreement, (ii) as required or prohibited by applicable law or (iii) as set forth in the confidential disclosure schedule delivered by Bristol-Myers Squibb to Celgene concurrently with the execution of the merger agreement, unless Celgene otherwise consents (which consent may not be unreasonably withheld, conditioned or delayed) each of Bristol-Myers Squibb and its subsidiaries are not permitted to:

•	adopt or propose any change to the certificate of incorporation or by-laws of Bristol-Myers Squibb or Merger Sub;
•	(A) merge or consolidate with any other entity, (B) acquire any assets, securities or property, otherwise purchase, lease, license or otherwise enter into a transaction, or (C) agree to do any of the foregoing, in the case of any of (A), (B) or (C), that would reasonably be expected to prevent or delay in any material respect the consummation of the transactions contemplated by the merger agreement;
•	adopt a plan of complete or partial liquidation or dissolution with respect to Bristol-Myers Squibb or Merger Sub;
•	split, combine or reclassify any shares of its capital stock (other than transactions (A) solely among Bristol-Myers Squibb and one or more of its wholly-owned subsidiaries or (B) solely among Bristol-Myers Squibb’s wholly-owned subsidiaries);
•	declare, set aside or pay any dividend or make any other distribution (whether in cash, stock, property or any combination thereof) in respect of any shares of its capital stock or other equity securities, other than (A) in the case of Bristol-Myers Squibb, regular cash dividends in the ordinary course of business consistent with past practice (including with respect to the timing of declaration, and the record and payment dates) in an amount not to exceed $0.41 per share of Bristol-Myers Squibb common stock per quarter (appropriately adjusted to reflect any stock dividends, subdivisions, splits, combinations or other similar events relating to Bristol-Myers Squibb common stock), or (B) dividends or distributions by a subsidiary of Bristol-Myers Squibb to Bristol-Myers Squibb or a wholly-owned subsidiary of Bristol-Myers Squibb;
•	redeem, repurchase, cancel or otherwise acquire or offer to redeem, repurchase, or otherwise acquire any of its equity securities or any equity securities of any subsidiary of Bristol-Myers Squibb, other than (A) repurchases of shares of Bristol-Myers Squibb common stock at market price, or (B) repurchases of shares of Bristol-Myers Squibb common stock in connection with the exercise of Bristol-Myers Squibb stock options or the vesting or settlement of Bristol-Myers Squibb restricted stock units, market based units, performance share units and other Bristol-Myers Squibb equity awards (including in satisfaction of any amounts required to be deducted or withheld under applicable law), in each case outstanding as of the date of the merger agreement in accordance with the present terms of such Bristol-Myers Squibb equity awards or granted after the date of the merger agreement to the extent permitted by the merger agreement;
•	issue, deliver or sell, or authorize the issuance, delivery or sale of, any shares of Bristol-Myers Squibb’s capital stock or other equity securities, other than (A) the issuance of any shares of Bristol-Myers Squibb common stock upon the exercise of Bristol-Myers Squibb equity awards or other equity and equity-linked awards that are outstanding on the date of the merger agreement or are granted after the date of the merger agreement, (B) with respect to capital stock or other equity securities of any subsidiary of Bristol-Myers Squibb, in connection with transactions (1) solely among Bristol-Myers Squibb and one or more of its wholly-owned subsidiaries or (2) solely among Bristol-Myers Squibb’s wholly-owned subsidiaries, (C) the grant of Bristol-Myers Squibb equity awards or other equity and equity-linked awards to employees, directors or individual independent contractors of Bristol-Myers Squibb or any of its subsidiaries pursuant to Bristol-Myers Squibb’s equity compensation plans or (D) in connection with the issuance of Bristol-Myers Squibb common stock required by the merger agreement;
•	make any material change in any method of financial accounting or financial accounting principles or practices, except for any such change required by reason of (or, in the reasonable good-faith judgment of Bristol-Myers Squibb, advisable under) a change in GAAP or Regulation S-X of the Exchange Act, as approved by its independent public accountants; or
•	agree, commit or propose to do any of the foregoing.

Obligations to Recommend the Adoption of the Merger Agreement and the Approval of the Stock Issuance

As discussed under “Celgene Proposal I: Adoption of the Merger Agreement and Bristol-Myers Squibb Proposal I: Approval of the Stock Issuance—Celgene’s Reasons for the Merger; Recommendation of the Celgene Board of Directors that Celgene Stockholders Adopt the Merger Agreement” beginning on page 105 of this joint proxy statement/prospectus, the Celgene Board unanimously recommends that Celgene stockholders vote “FOR” the adoption of the merger agreement. The Celgene Board, however, may make an adverse recommendation change under specified circumstances as discussed under “—No Solicitation” beginning on page 184 of this joint proxy statement/prospectus.

Similarly, as discussed under “Celgene Proposal I: Adoption of the Merger Agreement and Bristol-Myers Squibb Proposal I: Approval of the Stock Issuance—Bristol-Myers Squibb’s Reasons for the Merger; Recommendation of the Bristol-Myers Squibb Board of Directors that Bristol-Myers Squibb Stockholders Approve the Stock Issuance” beginning on page 109 of this joint proxy statement/prospectus, the BMS Board unanimously recommends that Bristol-Myers Squibb stockholders vote “FOR” the stock issuance. The BMS Board, however, may make an adverse recommendation change under specified circumstances as discussed under “—No Solicitation” beginning on page 184 of this joint proxy statement/prospectus.

No Solicitation

Subject to the exceptions described in this section, each of Celgene and Bristol-Myers Squibb has agreed not to, and to cause its subsidiaries and its and its subsidiaries’ directors and officers not to, and to use its reasonable best efforts to cause its and its subsidiaries’ other employees and agents, investment bankers, attorneys, accountants, consultants, advisors and representatives, not to, directly or indirectly, (i) solicit, initiate or take any action to knowingly facilitate or knowingly encourage (including by way of furnishing information) the submission of any acquisition proposal, (ii) enter into or participate in any discussions or negotiations with, furnish any information relating to that party or any of its subsidiaries or afford access to the business, properties, assets, books or records of that party or any of its subsidiaries to, otherwise cooperate in any way with, or knowingly assist, participate in, knowingly facilitate or knowingly encourage any effort by, any third party that such party knows is seeking to make, or has made, an acquisition proposal, (iii) make an adverse recommendation change, or (iv) take any action to make any “moratorium,” “control share acquisition,” “fair price,” “supermajority,” “affiliate transactions” or “business combination statute or regulation” or other similar antitakeover laws and regulations of the State of Delaware, including Section 203 of the DGCL, inapplicable to any third party or any acquisition proposal.

However, if at any time prior to the adoption of the merger agreement by Celgene stockholders, in the case of Celgene, or at any time prior to the approval of the stock issuance by Bristol-Myers Squibb stockholders, in the case of Bristol-Myers Squibb, Celgene or Bristol-Myers Squibb, as applicable, receives a bona fide written acquisition proposal made after the date of the merger agreement which has not resulted from a violation of the solicitation restrictions described in the first paragraph of this section (under “—No Solicitation”), the board of directors of that party is permitted to, directly or indirectly through its representatives, and subject to certain exceptions and qualifications described in the merger agreement:

•	contact the third party that has made such acquisition proposal in order to ascertain facts or clarify terms for the sole purpose of the Celgene Board or the BMS Board, as applicable, informing itself about such acquisition proposal and such third party; and
•	(A) engage in negotiations or discussions with any third party that has made after the date of the merger agreement a superior proposal (as defined below in this section) or an unsolicited bona fide written acquisition proposal that the Celgene Board or the BMS Board, as applicable, determines in good faith, after consultation with its financial advisor and outside legal counsel, is or could reasonably be expected to lead to a superior proposal, (B) furnish to such third party and its representatives and financing sources nonpublic information relating to Celgene or Bristol-Myers Squibb, as applicable, or any of its subsidiaries pursuant to a confidentiality agreement with confidentiality and use provisions no less favorable and other provisions no less favorable in the aggregate, in each case, to Celgene or Bristol-Myers Squibb, as applicable, than those contained in the confidentiality agreement in place between Celgene and Bristol-Myers Squibb as of the date of the merger agreement, so long as all such nonpublic information (to the extent not previously provided or made available to the other party) is provided or made available to the other party substantially concurrently with the time it is provided or made available to such third party and (C) following receipt of a superior proposal after the date of the merger agreement, make an adverse recommendation change and/or terminate the merger agreement to enter into a definitive agreement providing for such superior proposal, but in the case of this clause (C) only if the Celgene Board or the BMS Board, as applicable, determines in good faith, after consultation with its financial advisor and outside legal counsel, that the failure to take such action would be reasonably likely to be inconsistent with its fiduciary duties under applicable law.

In addition, the Celgene Board or the BMS Board, as applicable, is not permitted to take any of the actions described in the bullets described above unless that party has delivered to the other party written notice advising the other party that it intends to take such action. Celgene or Bristol-Myers Squibb, as applicable, shall notify the other party as promptly as practicable (but in no event later than 48 hours) after receipt by the other party (or any of its representatives) of any acquisition proposal or any request for information relating to it or any of its subsidiaries or for access to the business, properties, assets, books or records of it or any of its subsidiaries by any third party that, to the knowledge of such party, is reasonably likely to make or has made any acquisition proposal. Any such notice must be provided in writing and identify the third party making, and the material terms and conditions of, any such acquisition proposal or request. Celgene or Bristol-Myers Squibb, as applicable, must (x) keep the other party reasonably informed, on a reasonably current basis, of any material changes in the status and details of any such acquisition proposal or request and (y) as promptly as practicable (but in no event later than 24 hours after receipt) provide to the other party copies of all material correspondence and written materials sent or provided to Celgene or Bristol-Myers Squibb, as applicable, or any of its subsidiaries that describes any terms or conditions of any acquisition proposal (as well as written summaries of any material oral communications relating to the terms and conditions of any acquisition proposal).

Neither the Celgene Board nor the BMS Board, as applicable, is permitted to make an adverse recommendation change involving or relating to an intervening event (as defined below) unless (i) Celgene or Bristol-Myers Squibb, as applicable, has notified the other party in writing of its intention to take such action, including a reasonably detailed description of the intervening event, (ii) if requested by the other party, Celgene or Bristol-Myers Squibb, as applicable, and its representatives have discussed and negotiated in good faith with such other party and its representatives (to the extent that such other party desires to so negotiate) during the four business day period following such notice regarding any proposal by such other party, to amend the terms of the merger agreement in response to such intervening event, and (iii) after such four business day period, the Celgene Board or the BMS Board, as applicable, determines in good faith, after consultation with its outside legal counsel and taking into account any proposal by the other party to amend the terms of the merger agreement during such four business day period, that the failure to take such action would be reasonably likely to be inconsistent with the board’s fiduciary duties under applicable law.

Neither the Celgene Board nor the BMS Board, as applicable, is permitted to (i) make an adverse recommendation change involving or relating to a superior proposal or (ii) terminate the merger agreement to enter into a definitive agreement with respect to a superior proposal unless (A) Celgene or Bristol-Myers Squibb, as applicable, first notifies the other party, in writing at least four business days before taking such action, that Celgene or Bristol-Myers Squibb, as applicable, intends to take such action, attaching the most current version of any proposed contract relating to the superior proposal and identifying the third party(ies) making the superior proposal, (B) if requested by the other party, during such four business day period, Celgene or Bristol-Myers Squibb, as applicable, and its representatives have discussed and negotiated in good faith with the other party (to the extent that the other party desires to so negotiate) regarding any proposal by the other party to amend the terms of the merger agreement in response to such superior proposal and (C) after such four business day period, the Celgene Board or the BMS Board, as applicable, determines in good faith, after consultation with its financial advisor and outside legal counsel and taking into account any proposal by the other party to amend the terms of the merger agreement, that such acquisition proposal continues to constitute a superior proposal and that the failure to take such action would continue to be reasonably likely to be inconsistent with its fiduciary duties under applicable law. Any amendment to the financial terms or other material terms of any such superior proposal will require a new written notification from Celgene or Bristol-Myers Squibb, as applicable, to the other party and will commence a new notice and negotiation period under the preceding sentence, except that the new notice and negotiation period will be for two business days (as opposed to four business days). After delivery of a notice described in this paragraph, Celgene or Bristol-Myers Squibb, as applicable, is required to keep the other party reasonably informed on a reasonably current basis of all material developments affecting the material terms of any such superior proposal (and Celgene or Bristol-Myers Squibb, as applicable, shall provide the other party with copies of any additional written materials received that provide for or that are material to such superior proposal).

Both Celgene and Bristol-Myers Squibb have agreed to, and have agreed to cause their subsidiaries to and their and their subsidiaries’ directors and officers to, and shall use their reasonable best efforts to cause their and their subsidiaries’ other representatives to, cease immediately and cause to be terminated any and all existing activities, discussions or negotiations, if any, with any third party conducted prior to the date of the merger agreement with respect to any acquisition proposal or with respect to any indication, proposal or inquiry that could reasonably be expected to lead to an acquisition proposal and shall use its reasonable best efforts to cause any such party (and any of its representatives) in possession of confidential information about such party or any of its subsidiaries that was furnished by or on behalf of such party to return or destroy all such information.

For purposes of this joint proxy statement/prospectus, acquisition proposal means, with respect to Celgene or Bristol-Myers Squibb as the context so requires, any indication of interest, proposal or offer from any person or “group” as defined in Section 13(d) of the Exchange Act, other than the other party and its subsidiaries, relating to any (i) direct or indirect acquisition (whether in a single transaction or a series of related transactions) of assets of Celgene or Bristol-Myers Squibb, as applicable, or any of its subsidiaries (including securities of subsidiaries) equal to 20% or more of the consolidated assets of Celgene or Bristol-Myers Squibb, as applicable, or to which 20% or more of the revenues or earnings of that party on a consolidated basis are attributable for the most recent fiscal year in which audited financial statements are then available, (ii) direct or indirect acquisition or issuance (whether in a single transaction or a series of related transactions) of 20% or more of any class of equity or voting securities of Celgene or Bristol-Myers Squibb, as applicable, (iii) tender offer or exchange offer that, if consummated, would result in any person or group beneficially owning 20% or more of any class of equity or voting securities of Celgene or Bristol-Myers Squibb, as applicable, or (iv) merger, consolidation, share exchange, business combination, joint venture, reorganization, recapitalization, liquidation, dissolution or similar transaction or series of related transactions involving Celgene or Bristol-Myers Squibb, as applicable, or any of its subsidiaries, under which any person or group or, in the case of clause (B), the stockholders or equityholders of any person or group would, directly or indirectly, (A) acquire assets equal to 20% or more of the consolidated assets of Celgene or Bristol-Myers Squibb, as applicable, or to which 20% or more of the revenues or earnings of that party on a consolidated basis are attributable for the most recent fiscal year in which audited financial statements are then available, or (B) immediately after giving effect to such transaction(s), beneficially own 20% or more of any class of equity or voting securities of that party or the surviving or resulting entity in such transaction(s).

For purposes of this joint proxy statement/prospectus, intervening event means, with respect to Celgene or Bristol-Myers Squibb as the context so requires, any material event, fact, change, effect, development or occurrence that (i) was not known, or the material consequences of which were not known, in each case to the Celgene Board or the BMS Board, as applicable, as of or prior to the date of the merger agreement and (ii) does not relate to or involve any acquisition proposal.

For purposes of this joint proxy statement/prospectus, superior proposal means, with respect to Celgene or Bristol-Myers Squibb as the context so requires, any bona fide, written acquisition proposal which has not resulted from a violation of the solicitation restrictions described in the first paragraph of this section (under “—No Solicitation”) (with all references to “20%” in the definition of acquisition proposal being deemed to be references to “50%”) on terms that such party’s board of directors determines in good faith, after consultation with its financial advisor and outside legal counsel, and taking into account all the terms and conditions of the acquisition proposal that such party’s board of directors considers to be appropriate (including the identity of the third party making the acquisition proposal and the expected timing and likelihood of consummation, any governmental or other approval requirements (including divestitures and entry into other commitments and limitations), break-up fees, expense reimbursement provisions, conditions to consummation and the availability of necessary financing (including, if a cash transaction (in whole or in part), the availability of such funds and the nature, terms and conditionality of any committed financing), would result in a transaction (i) that, if completed, is more favorable to that party’s stockholders from a financial point of view than the merger (taking into account any proposal by the other party to amend the terms of the merger agreement), and (ii) that is reasonably capable of being completed on the terms proposed, taking into account the identity of the person making the acquisition proposal, any approval requirements and all other financial, regulatory, legal and other aspects of such acquisition proposal.

Reasonable Best Efforts Covenant

Celgene and Bristol-Myers Squibb have agreed to use their respective reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable law to complete the merger as promptly as practicable, including (i) preparing and filing as promptly as practicable with any governmental authority or other third party all documentation to effect all filings necessary to complete the merger, (ii) using reasonable best efforts to obtain, as promptly as practicable, and thereafter maintain, all consents required to be obtained from any governmental authority or other third party that are necessary, proper or advisable to consummate the merger, and complying with the terms and conditions of each consent and (iii) cooperating, to the extent reasonable, with the other parties to the merger agreement in their efforts to comply with their obligations under the merger agreement, including in seeking to obtain as promptly as practicable any required consents.

Celgene’s and Bristol-Myers Squibb’s obligation to use their reasonable best efforts also includes contesting (which includes contesting by litigation) any (i) action, suit, investigation or proceeding brought by any governmental authority in a court of competent jurisdiction seeking to enjoin, restrain, prevent, prohibit or make illegal completion of the merger or any of the other transactions contemplated by the merger agreement or seeking damages or to impose any terms or conditions in connection with the merger or any of the other transactions contemplated by the merger agreement, or (ii) order, writ, decree, judgment, award, injunction, ruling, settlement or stipulation issued, promulgated, made, rendered or entered into by or with any governmental authority or arbitrator in a court of competent jurisdiction that enjoins, restrains, prevents, prohibits or makes illegal completion of the merger or any of the other transactions contemplated by the merger agreement or imposes any damages, terms or conditions in connection with the merger or any of the other transactions contemplated by the merger agreement. Bristol-Myers Squibb’s obligation to use its reasonable best efforts includes taking and agreeing to take all actions and doing or agreeing to do all things necessary, proper or advisable under applicable law (including divestitures, hold separate arrangements, the termination, assignment, novation or modification of contracts (or portions thereof) or other business relationships, the acceptance of restrictions on business operations and the entry into other commitments and limitations) to complete the merger. However, Bristol-Myers Squibb is not required to take any action or agree to any term, condition or limitation if doing so would have or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the financial condition, business or results of operations of Celgene, Bristol-Myers Squibb and their respective subsidiaries, taken as a whole, after giving effect to the completion of the merger. In addition, in connection with obtaining the regulatory approvals required to complete the merger, (A) neither Bristol-Myers Squibb nor Celgene is required to take any action or agree to any term or condition that is not conditioned upon completion of the merger and (B) Celgene is not permitted to take any action or agree to any term or condition without Bristol-Myers Squibb’s consent, but if requested by Bristol-Myers Squibb, Celgene is required to take any such action to obtain regulatory approvals required to complete the merger subject to the immediately preceding clause (A).

Bristol-Myers Squibb is entitled to direct, devise and implement the strategy for obtaining any necessary approval of, for responding to any request from, inquiry or investigation by (including directing the timing, nature and substance of all such responses), and has the right to lead all meetings and communications (including any negotiations) with, any governmental authority of competent jurisdiction that has authority to enforce any antitrust law and control the defense and settlement of any litigation, action, suit, investigation or proceeding brought by or before any governmental authority of competent jurisdiction that has authority to enforce any antitrust law. Bristol-Myers Squibb is required to consult with Celgene in a reasonable manner and to consider in good faith the views and comments of Celgene in connection with the foregoing.

CVR Agreement

At or prior to the effective time of the merger, Bristol-Myers Squibb is required to execute, deliver, and is required to cause the CVR trustee to execute and deliver, the CVR agreement, subject to any changes to the CVR agreement that are requested by the CVR trustee and approved prior to the completion of the merger by Bristol-Myers Squibb and Celgene (which approval, in the case of Celgene, may not be unreasonably withheld, conditioned or delayed).

Abraxis CVR Agreement

Prior to the effective time of the merger, Celgene is required to use commercially reasonable efforts to (i) provide or cause to be provided to the American Stock Transfer & Trust Company, LLC, the trustee under Celgene’s existing Contingent Value Rights Agreement, dated as of October 15, 2010, which is referred to in this joint proxy statement/prospectus as the Abraxis CVR agreement, any certificate, notice, legal opinion or other documentation and (ii) take or cause to be taken such other actions, in the case of each of clause (i) and (ii), to the extent required under the Abraxis CVR agreement in connection with the merger agreement and the transactions contemplated therein, including the merger. Bristol-Myers Squibb and its legal counsel will be given a reasonable opportunity to review and comment on any such notice, certificate, legal opinion or other documentation and be consulted with in connection with the taking of any such action, in each case before such notice, certificate, legal opinion or other documentation is provided to the American Stock Transfer & Trust Company, LLC or such action is taken, and Celgene will give reasonable and good faith consideration to any comments made and other input provided by Bristol-Myers Squibb and its counsel.

Financing

Debt Financing

Each of Bristol-Myers Squibb and Merger Sub shall, and shall cause their respective subsidiaries to, use reasonable best efforts to take, or shall use reasonable best efforts to cause to be taken, all actions and to do, or cause to be done, all things necessary to obtain the debt financing for the merger, which is referred to in this joint proxy statement/prospectus as the debt financing, including (i) using reasonable best efforts to (A) maintain in effect the debt commitment letter, and in all material respects comply with all of their respective obligations under the debt commitment letter and (B) negotiate, enter into and deliver definitive agreements with respect thereto on the terms and conditions not less favorable in the aggregate to Bristol-Myers Squibb than those contained in the debt commitment letter prior to the completion of the merger, and (ii) using reasonable best efforts to satisfy (or if determined advisable by Bristol-Myers Squibb, obtain the waiver of) on a timely basis all conditions to obtaining the debt financing within Bristol-Myers Squibb’s (or its subsidiary’s) control and to comply with all of its obligations pursuant to the debt commitment letter and any other debt commitment letter executed in accordance with the merger agreement, each as replaced, amended, supplemented, modified or waived in accordance with the terms of the merger agreement, which are referred to in this joint proxy statement/prospectus as the debt commitment letters, or other related definitive agreements to the extent the failure to comply with such obligations would adversely impact the timing of the completion of the merger or the availability at the completion of the merger of sufficient aggregate proceeds of the debt financing to complete the transactions contemplated by the merger agreement. In the event that all conditions to funding the commitments contained in the debt commitment letters have been satisfied, each of Bristol-Myers Squibb and Merger Sub shall (and shall cause their respective subsidiaries to) use reasonable best efforts to cause the financing sources to fund the debt financing required to complete the merger and related transaction contemplated by the merger agreement and to pay related fees and expenses at completion of the merger. Bristol-Myers Squibb shall use its reasonable best efforts to enforce all of its rights under the debt commitment letters. Bristol-Myers Squibb and/or Merger Sub shall pay, or cause to be paid, as the same shall become due and payable, all fees and other amounts under the debt commitment letters.

In the event that any portion of the debt financing becomes unavailable and such portion is necessary to consummate the transactions contemplated by the merger agreement, subject to customary exceptions set forth in the debt commitment letters, Bristol-Myers Squibb and Merger Sub shall (i) use their reasonable best efforts to obtain, as promptly as practicable following the occurrence of such event, alternative debt financing for any such portion from alternative debt sources on terms and conditions, taken as a whole, no less favorable to Bristol-Myers Squibb and Merger Sub than the terms and conditions set forth in the debt commitment letter and in an amount sufficient to complete the merger, which is referred to in this joint proxy statement/prospectus as alternative debt financing, and (ii) promptly notify Celgene of such unavailability and the reason for such unavailability. If obtained, Bristol-Myers Squibb shall deliver to Celgene true and complete copies of all commitment letters and other definitive agreements pursuant to which any such alternative debt financing source shall have committed to provide Bristol-Myers Squibb or the surviving corporation with alternative debt financing.

Bristol-Myers Squibb and Merger Sub shall not, without Celgene’s prior written consent (not to be unreasonably withheld, conditioned or delayed), permit any amendment, modification to, or any waiver of any provision or remedy under, any debt commitment letter or any definitive agreement related thereto unless the terms of such debt commitment letter or definitive agreement related thereto, in each case as so amended, modified or waived, are substantially similar to those in such debt commitment letter or definitive agreement related thereto, prior to giving effect to such amendment, modification or waiver (other than economic terms, which shall be as good as or better for Bristol-Myers Squibb and Merger Sub than those in the debt commitment letter or definitive agreement related thereto prior to giving effect to such amendment, modification or waiver); provided that, in the case of amendments or modifications or waivers of the debt commitment letter or any definitive agreement related thereto, the foregoing will only apply if such amendment, modification or waiver would not reasonably be expected to (i) (A) add additional conditions precedent that would adversely affect the ability or likelihood of Bristol-Myers Squibb or Merger Sub timely completing the merger or (B) make the timely funding of the debt financing or the satisfaction of the conditions to obtaining the debt financing materially less likely to occur, (ii) reduce the aggregate amount of the debt financing or (iii) materially and adversely affect the ability of Bristol-Myers Squibb to enforce its rights against other parties to the debt commitment letters or the definitive agreements related thereto, it being understood and agreed that in any event, Bristol-Myers Squibb may amend any of the debt commitment letters or any definitive agreement relating thereto to add lenders, arrangers, bookrunners, agents, managers or similar entities that have not executed such debt commitment letters as of such time and consent to the assignment of lending commitments under the debt commitment letters to other lenders.

Bristol-Myers Squibb shall provide Celgene with prompt written notice of the receipt of any notice or other communication from any financing source with respect to such financing source’s failure or anticipated failure to fund its commitments under any debt commitment letter or definitive agreement in connection therewith in a manner that would reasonable be expected to render it unable to consummate the merger. Bristol-Myers Squibb has also agreed to keep Celgene reasonably informed on a reasonably current basis of the status of its efforts to obtain the debt financing for the merger, including providing copies of any amendment, modification or replacement of the debt commitment letter. Bristol-Myers Squibb shall give Celgene prompt notice of, among other things, any (i) material breach or material default by any party to the debt commitment letters or any of the related definitive agreements of which Bristol-Myers Squibb obtains knowledge, (ii) any actual or to the knowledge of Bristol-Myers Squibb, threatened termination of the debt commitment letters or any of the related definitive agreements or (iii) any material dispute or disagreement between or among any parties to any of the debt commitment letters or such related definitive agreements with respect to the obligations to fund the debt financing or the amount of the debt financing to be funded at the completion of the merger.

Notwithstanding anything contained in the merger agreement, Bristol-Myers Squibb has expressly acknowledged and agreed that Celgene’s and Merger Sub’s obligations under the merger agreement are not conditioned in any manner upon Bristol-Myers Squibb or Merger Sub obtaining any financing.

Cooperation of Celgene

Prior to the completion of the merger, Celgene has agreed to use (and cause its subsidiaries to use) commercially reasonable efforts to provide customary cooperation as may be reasonably requested by Bristol-Myers Squibb in writing to assist Bristol-Myers Squibb in arranging, obtaining or syndicating the debt financing (including any permanent financing referred to in the debt commitment letters) (provided that requested cooperation does not unreasonably interfere with the ongoing business or operations of Celgene and its subsidiaries), including using commercially reasonable efforts to:

•	reasonably cooperate with the marketing efforts or due diligence efforts of Bristol-Myers Squibb or the financing sources, in each case, in connection with the debt financing, including using commercially reasonable efforts to cause members of management with appropriate seniority and expertise to participate in a reasonable number of meetings, due diligence sessions, rating agency sessions and road shows, at times and at locations reasonably acceptable to Celgene and upon reasonable notice;

•	reasonably assist Bristol-Myers Squibb in preparing customary offering memoranda, rating agency presentations, lender and investor presentations, confidential information memoranda, private placement memoranda, prospectuses and other similar documents for the debt financing, and as promptly as practicable provide historical financial and other customary information relating to Celgene to Bristol-Myers Squibb and the financing sources to the extent reasonably requested by Bristol-Myers Squibb, including delivering and consenting to the inclusion or incorporation in any SEC filing related to the debt financing or any alternative financing of (A) audited consolidated balance sheets and related audited consolidated statements of income, comprehensive income, stockholders’ equity and cash flows of Celgene for each of the three fiscal years most recently ended more than 60 days prior to the closing date of the merger (and audit reports for such financial statements shall not be subject to any “going concern” qualifications), (B) unaudited consolidated balance sheets and related unaudited consolidated statements of income, comprehensive income and cash flows of Celgene for each subsequent fiscal quarter ended more than 45 days prior to the closing date of the merger and (C) all other historical financial and other customary information regarding Celgene reasonably necessary to permit Bristol-Myers Squibb to prepare pro forma financial statements customary for the bank financing and the debt securities offering contemplated by the debt financing or any alternative financing (provided, that, without limiting the foregoing, Celgene shall not be required to prepare any pro forma financial information or projections, which shall be the sole responsibility of Bristol-Myers Squibb);
•	promptly, and in any event at least four business days prior to the closing date of the merger, provide to Bristol-Myers Squibb and the financing sources all documentation and other information about Celgene and its subsidiaries required by the financing sources or regulatory authorities with respect to the debt financing under applicable “know your customer” and anti-money laundering rules and regulations, including the USA PATRIOT Act of 2001 that is required under any debt commitment letter or any definitive agreement related to the debt financing to the extent such documentation and other information is requested in writing to Celgene at least ten business days prior to the closing date of the merger;
•	in connection with any securities offering contemplated as part of the debt financing or any alternative debt financing, (A) obtain customary comfort letters from Celgene’s independent public accounting firm, (B) cause Celgene’s independent public accounting firm to consent to the inclusion or incorporation of their audit reports with respect to the financial statements of Celgene in any registration statement of Bristol-Myers Squibb with the SEC or any prospectus, offering memoranda, private placement memoranda, marketing material or similar documentation, including by providing customary representation letters and (C) cause Celgene’s independent public accounting firm to cooperate with Bristol-Myers Squibb and its representatives, including by participating in accounting due diligence sessions at times and at locations reasonably acceptable to Celgene and its independent public accounting firm and upon reasonable notice;
•	subject to customary confidentiality provisions and disclaimers, provide customary authorization letters to the financing sources authorizing the distribution of information to prospective lenders or investors;
•	(A) deliver notices of prepayment and/or notices for termination of commitments within the time periods required by Celgene’s existing credit agreement and obtain customary payoff letters and if applicable, instruments of discharge to be delivered at the closing of the merger to allow for the payoff, discharge and termination in full on the closing date of the merger of Celgene’s existing credit agreement; provided that any such notice or payoff letter shall be expressly conditioned on the completion of the merger and (B) assist Bristol-Myers Squibb in delivering, on the closing date of the merger, the supplemental indentures and officers’ certificates required to be delivered under Celgene’s indentures;
•	provide information concerning Celgene and its subsidiaries reasonably necessary for the completion of the definitive documentation for the debt financing;
•	provide or cause to be provided any customary certificates, or other customary closing documents as may reasonably be requested in connection with the debt financing and any alternative debt financing; and

•	consent to the use of the trademarks, service marks and logos of Celgene or any of its subsidiaries in connection with the debt financing, provided that such trademarks, service marks and logos are used solely in a manner that is not intended to or is reasonably likely to harm or disparage Celgene or its subsidiaries or the reputation or goodwill of Celgene or any of its subsidiaries.

Prior to the completion of the merger, Bristol-Myers Squibb or one of its subsidiaries may (A) commence any of the following: (1) one or more offers to purchase any or all of the outstanding debt issued under Celgene’s indentures for cash, which is referred to in this joint proxy statement/prospectus as offers to purchase; or (2) one or more offers to exchange any or all of the outstanding debt issued under Celgene’s indentures for securities issued by Bristol-Myers Squibb, which is referred to in this joint proxy statement/prospectus as the offers to exchange; and (B) solicit the consent of the holders of debt issued under Celgene’s indentures regarding certain proposed amendments to the applicable indentures, which is referred to in this joint proxy statement/prospectus as the consent solicitations and, when referred to together with the offers to purchase and offers to exchange, is referred to in this joint proxy statement/prospectus as the Celgene note offers and consent solicitations; provided that the closing of any such transaction shall not be consummated until the closing of the merger and any such transaction shall be funded using consideration provided by Bristol-Myers Squibb. Any Celgene note offers and consent solicitations shall be made on terms and conditions as are proposed by Bristol-Myers Squibb and which are permitted by the terms of the applicable indenture and applicable laws, including SEC rules and regulations.

Bristol-Myers Squibb shall consult with Celgene regarding the material terms and conditions of any Celgene note offers and consent solicitations, including the timing and commencement of any Celgene note offers and consent solicitations and any tender deadlines. Bristol-Myers Squibb has agreed to provide Celgene with the necessary offer to purchase, offer to exchange, consent solicitation statement, letter of transmittal, press release, if any, in connection therewith, and each other document relevant to the transaction that will be distributed by Bristol-Myers Squibb in the applicable Celgene note offers and consent solicitations, which is referred to in this joint proxy statement/prospectus as debt offer documents, a reasonable period of time in advance of commencing the applicable Celgene note offers and consent solicitations to allow Celgene and its counsel to review and comment on such debt offer documents. Bristol-Myers Squibb has agreed to give reasonable and good faith consideration to any comments made or input provided by Celgene and its legal counsel. Subject to the receipt of the requisite holder consents, in connection with any or all of the consent solicitations, Celgene shall execute a supplemental indenture to the applicable indenture in accordance with the terms thereof amending the terms and provisions of such indenture as described in the applicable debt offer documents in a form reasonably requested by Bristol-Myers Squibb, which is referred to in this joint proxy statement/prospectus as a Celgene supplemental indenture; provided that each such Celgene supplemental indenture shall not become effective until the consummation of the merger.

Celgene shall, and shall cause each of its subsidiaries to, and shall use commercially reasonable efforts to cause its and their representatives to, provide all reasonable and customary cooperation as may be reasonably requested by Bristol-Myers Squibb in writing to assist Bristol-Myers Squibb in connection with any Celgene note offers and consent solicitations (including, but not limited to, upon Bristol-Myers Squibb’s written request, using commercially reasonable efforts to cause Celgene’s independent accountants to provide customary consents for use of their reports to the extent required in connection with any Celgene note offers and consent solicitations) (provided that such requested cooperation does not unreasonably interfere with the ongoing business or operations of Celgene and its subsidiaries); provided that neither Celgene nor its legal counsel will be required to furnish any certificates, legal opinions or negative assurance letters in connection with any Celgene note offers and consent solicitations (other than in connection with the execution of any Celgene supplemental indenture relating to the consent solicitations, with respect to which Celgene shall deliver customary officer’s certificates and use commercially reasonable efforts to cause counsel for Celgene to deliver customary legal opinions to the trustee under the applicable Celgene indenture in the form required by the indenture or execute any other instruments or agreements in connection therewith).

The dealer manager, solicitation agent, information agent, depositary or other agent retained in connection with any Celgene note offers and consent solicitations will be selected and retained by Bristol-Myers Squibb and their fees and out-of-pocket expenses will be paid directly by Bristol-Myers Squibb. If, at any time prior to the completion of the Celgene note offers and consent solicitations, Celgene or any of its subsidiaries, on the one hand, or Bristol-Myers Squibb or any of its subsidiaries, on the other hand, discovers any information that should be set forth in an amendment or supplement to the debt offer documents, so that the debt offer documents shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of circumstances under which they are made, not misleading, the party that discovers such information shall use commercially reasonable efforts to promptly notify the other party, and an appropriate amendment or supplement prepared by Bristol-Myers Squibb describing such information shall be disseminated to the holders of the applicable notes, debentures or other debt securities of Celgene outstanding under the applicable Celgene indenture. The consummation of any or all of the Celgene note offers and consent solicitations is not a condition to completion of the merger.

Obligations to Call Stockholders’ Meetings

Promptly after the effectiveness of the registration statement on Form S-4, of which this joint proxy statement/prospectus forms a part, each of Celgene and Bristol-Myers Squibb has agreed to, in consultation with the other party, establish a record date for, duly call and give notice of a meeting of its stockholders, at which Celgene will seek the vote of its stockholders required to adopt the merger agreement, and Bristol-Myers Squibb will seek the vote of its stockholders required to approve the stock issuance. The record date for the meeting of Celgene stockholders and for the meeting of Bristol-Myers Squibb stockholders must be the same.

In addition, promptly after the effectiveness of the registration statement on Form S-4, of which this joint proxy statement/prospectus forms a part, each of Celgene and Bristol-Myers Squibb is required to cause this joint proxy statement/prospective to be mailed to its stockholders and duly convene and hold the meeting of its stockholders. The meeting of Celgene stockholders and the meeting of Bristol-Myers Squibb stockholders must be held no later than 40 days after the record date for each such meeting, subject to the adjournments, postponements and extensions thereof described in the following paragraphs of this section, and each of Celgene and Bristol-Myers Squibb must reasonably cooperate and use commercially reasonable efforts to cause the date and time of the meeting of the Celgene stockholders and the Bristol-Myers Squibb stockholders to be held within a single period of 24 consecutive hours. Subject to the rights of the Celgene Board and the BMS Board, as applicable, to make an adverse recommendation change, as discussed under “—No Solicitation” beginning on page 185 of this joint proxy statement/prospectus, each of Celgene and Bristol-Myers Squibb has agreed to use its reasonable best efforts to cause the applicable approvals of its stockholders in connection with the merger to be obtained at the meeting of its stockholders and will comply with all legal requirements applicable to such meeting.

Neither Celgene nor Bristol-Myers Squibb may adjourn, postpone or otherwise delay the meeting of its stockholders without the prior written consent of the other party. However, either Celgene or Bristol-Myers Squibb may, without the prior written consent of the other party, adjourn or postpone the meeting of its stockholders (i) if, after consultation with the other party, it believes in good faith that such adjournment or postponement is reasonably necessary to allow reasonable additional time to (A) solicit additional proxies necessary to obtain the required vote of its stockholders in connection with the merger or the stock issuance, as applicable, at such meeting, or (B) distribute any supplement or amendment to this joint proxy statement/prospectus that its board of directors has determined in good faith after consultation with outside legal counsel is necessary under applicable law and for such supplement or amendment to be reviewed by its stockholders prior to such meeting, (ii) for an absence of a quorum or (iii) if the stockholder meeting of the other party has been adjourned or postponed, to the extent necessary to enable such stockholder meeting to be held within a single period of 24 consecutive hours. A party may not adjourn or postpone a meeting of its stockholder more than a total of three times to solicit additional proxies or for the absence of a quorum without the prior written consent of the other party, and no adjournment or postponement for the purposes described in this sentence may exceed a period of ten business days without the prior written consent of the other party.

In addition, the Bristol-Myers Squibb stockholder meeting to approve the stock issuance may, in the discretion of Bristol-Myers Squibb, also constitute its annual meeting of stockholders, so long as doing so would not delay the stockholder meeting to approve the stock issuance by more than 15 business days and such annual meeting of stockholders does not contain any matter to be voted on that is not customarily submitted to a vote of stockholders at an annual meeting involving only an uncontested election of directors and other routine matters.

Proxy Statement and Registration Statement Covenant

As promptly as practicable following the date of the merger agreement, (i) Celgene and Bristol-Myers Squibb have agreed to jointly prepare and file with the SEC this joint proxy statement/prospectus, and (ii) Bristol-Myers Squibb has agreed to prepare and file with the SEC a registration statement on Form S-4 of which this joint proxy statement/prospectus forms a part. Each of Celgene and Bristol-Myers Squibb has agreed to use its reasonable best efforts to have this joint proxy statement/prospectus cleared by the SEC as promptly as practicable after its filing, and Bristol-Myers Squibb has agreed to use its reasonable best efforts to have the registration statement on Form S-4, of which this joint proxy statement/prospectus forms a part, declared effective under the Securities Act as promptly as practicable after its filing and keep the registration statement effective for so long as is necessary to complete the merger and, if required by law, to have the CVR agreement become qualified under the Trust Indenture Act. Each of Celgene and Bristol-Myers Squibb will, as promptly as practicable after the receipt thereof, provide the other party with copies of any written comments and advise the other party of any oral comments with respect to this joint proxy statement/prospectus or the registration statement on Form S-4, of which this joint proxy statement/prospectus forms a part, received by such party from the SEC, and provide the other with copies of all substantive correspondence between it and its representatives, on the one hand, and the SEC, on the other hand. Prior to filing the registration statement on Form S-4, of which this joint proxy statement/prospectus forms a part, mailing this joint proxy statement/prospectus or responding to any comments of the SEC with respect thereto, each of Celgene and Bristol-Myers Squibb will provide the other party and its counsel a reasonable opportunity to review such document or response and consider in good faith the comments of the other party in connection with any such document or response.

Each of Celgene and Bristol-Myers Squibb have agreed to use its reasonable best efforts to take any other action required to be taken by it under the Securities Act, the Exchange Act, the DGCL and the rules of the NYSE and Nasdaq in connection with the filing and distribution of this joint proxy statement/prospectus and registration statement on Form S-4, of which this joint proxy statement/prospectus forms a part, and the solicitation of proxies from their respective stockholders.

Bristol-Myers Squibb has agreed to use its reasonable best efforts to take, or cause to be taken, all actions, and to do or cause to be done all things, necessary, proper or advisable under applicable laws and the rules and policies of the NYSE and the SEC to enable the listing of the Bristol-Myers Squibb common stock and the CVRs being registered pursuant to the registration statement on Form S-4, of which this joint proxy statement/prospectus forms a part, on the NYSE no later than the closing date of the merger, subject to official notice of issuance. Bristol-Myers Squibb has also agreed to use its reasonable best efforts to obtain all necessary state securities law or “blue sky” permits and approvals required to carry out the transactions contemplated by the merger agreement.

Each of Celgene and Bristol-Myers Squibb has agreed to furnish to the other party all information concerning itself, its subsidiaries, directors, officers and (to the extent reasonably available to the applicable party) stockholders and such other matters as may be reasonably necessary or advisable in connection with any statement, filing, notice or application made by or on behalf of Celgene, Bristol-Myers Squibb or any of their respective subsidiaries, to the SEC or the NYSE in connection with the merger and the other transactions contemplated by this Agreement, including the registration statement on Form S-4, of which this joint proxy statement/prospectus forms a part, and this joint proxy statement/prospectus. In addition, both Celgene and Bristol-Myers Squibb have agreed to use their reasonable best efforts to provide information necessary to enable the other party to prepare required pro forma financial statements and related footnotes in connection with the preparation of the registration statement on Form S-4, of which this joint proxy statement/prospectus forms a part, and/or this joint proxy statement/prospectus.

If at any time prior to the adoption of the merger agreement by Celgene’s stockholders and the approval of the stock issuance by Bristol-Myers Squibb’s stockholders, any information relating to Celgene or Bristol-Myers Squibb, or any of their respective affiliates, officers or directors, is discovered by Celgene or Bristol-Myers Squibb that should be set forth in an amendment or supplement to either this joint proxy statement/prospectus or the registration statement on Form S-4, of which it forms a part, so that either of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party that discovers such information has agreed to promptly notify the other parties to the merger agreement and the parties have agreed that an appropriate amendment or supplement describing such information will be promptly prepared and filed with the SEC and, to the extent required under applicable law, disseminated to the stockholders of Celgene and Bristol-Myers Squibb.

Indemnification and Insurance

The merger agreement provides that, for a period of not less than six years from and after the effective time of the merger, Bristol-Myers Squibb will cause Celgene, as the surviving corporation in the merger, or any applicable subsidiary of Celgene to, to the fullest extent authorized or permitted by applicable law to: (i) indemnify and hold harmless each person who is or was previously a director or officer of Celgene or any of its subsidiaries or, at the request of or for the benefit of Celgene or any of its subsidiaries, as a director, trustee or officer of any other entity or any benefit plan maintained by Celgene or any of its subsidiaries, which individuals are collectively referred to in this joint proxy statement/prospectus as the indemnified parties, from and against any threatened, asserted, pending or completed claim, action, suit, proceeding, inquiry or investigation, whether instituted by any party to the merger agreement, any governmental authority of competent jurisdiction or any other person, whether civil, criminal, administrative, investigative or other, including any arbitration or other alternative dispute resolution mechanism, arising out of or pertaining to matters that relate to such person’s duties or service (A) as a director or officer of Celgene or any of its subsidiaries at or prior to the effective time of the merger or (B) as a director, trustee or officer of any other entity or any benefit plan maintained by Celgene or any of its subsidiaries for which such person is or was serving at the request or for the benefit of Celgene or any of its subsidiaries at or prior to the effective time of the merger, which are collectively referred to in this joint proxy statement/prospectus as D&O claims, and any losses, claims, damages, liabilities, claim expenses (reasonable out-of-pocket attorneys’ fees and all other reasonable out-of-pocket costs, expenses and obligations), judgments, fines, penalties and amounts paid in settlement (including all interest, assessments and other charges paid or payable in connection with or in respect of any thereof) relating to or resulting from such D&O claims and (ii) promptly advance to such indemnified party any claim expenses incurred in defending, serving as a witness with respect to or otherwise participating with respect to any D&O claim in advance of the final disposition of such claim, including payment on behalf of or advancement to the indemnified party of any claim expenses incurred by the indemnified party in connection with enforcing any rights with respect to such indemnification and/or advancement, in each case without the requirement of any bond or other security, but subject to indemnified party’s receipt of a written undertaking by or on behalf of such indemnified party to repay such claim expenses if it is ultimately determined under applicable law that such indemnified party is not entitled to be indemnified.

The merger agreement provides that the organizational documents of Celgene must contain provisions no less favorable with respect to indemnification and limitations on liability of directors and officers than were set forth in the organizational documents of Celgene as of the date of the merger agreement for a period of six years after the effective time of the merger. Such provisions may not be amended, repealed or otherwise modified for a period of six years after completion of the subsequent merger in any manner that would adversely affect the rights thereunder of individuals who, at or prior to the effective time of the merger, were directors, officers or trustees of Celgene or any of its subsidiaries, as applicable, except to the extent required by applicable law.

The merger agreement provides that, at Celgene’s option and expense, prior to the effective time of the merger, Celgene may purchase a six year “tail” insurance policy of at least the same coverage and amounts and containing terms and conditions that are no less favorable to the covered individuals as Celgene’s and its subsidiaries’ existing directors’ and officers’ insurance policy or policies with a claims period of six years from the date of the effective time of the merger for D&O claims arising from facts, acts, events or omissions that occurred on or prior to the effective time of the merger. However, the premium for such tail policy may not exceed 300% of the aggregate annual amounts currently paid by Celgene for such insurance existing as of the date of the merger agreement. If Celgene fails to obtain such tail policy prior to the effective time of the merger, Bristol-Myers Squibb or Celgene must obtain such a tail policy after the effective time of the merger. However, the premium for such a tail policy may not exceed the maximum premium referred to in the immediately preceding sentence and if such a tail policy cannot be obtained or can be obtained only by paying aggregate annual premiums in excess of such maximum premium, Bristol-Myers Squibb, Celgene or Celgene as the surviving corporation is required only to obtain as much coverage as can be obtained by paying an annual premium equal to such maximum premium. Bristol-Myers Squibb and the surviving corporation must cause any such policy (whether obtained by Bristol-Myers Squibb, Celgene or Celgene as the surviving corporation) to be maintained in full force and effect, for its full term, and Bristol-Myers Squibb has agreed to cause Celgene as the surviving corporation to honor all its obligations thereunder.

Employee Matters

At the effective time of the merger through the one year anniversary thereof, which is referred to in this joint proxy statement/prospectus as the compensation continuation period, Celgene (as the surviving corporation in the merger) shall provide, and Bristol-Myers Squibb shall cause Celgene to provide, to each individual who is employed by Celgene and its subsidiaries immediately prior to the completion of the merger, while such individual continues to be employed by Celgene as the surviving corporation, Bristol-Myers Squibb or any of their subsidiaries during the compensation continuation period, which such individuals are referred to in this joint proxy statement/prospectus as the affected employees, (i) a base salary or wage rate that is not less than the base salary or wage rate provided to such affected employee immediately prior to the completion of the merger, (ii) cash incentive compensation (including bonus opportunity and other cash incentive compensation opportunities) and equity incentive compensation no less favorable in the aggregate than the cash incentive compensation (including bonus opportunity and other cash incentive compensation opportunities) and equity incentive compensation provided to such affected employee immediately prior to the completion of the merger, and (iii) severance benefits in amounts and on terms and conditions that are no less favorable than those provided to the affected employees immediately prior to the completion of the merger. From the closing date through December 31, 2019, affected employees shall be provided with employee benefits substantially similar in the aggregate as the employee benefits provided to such affected employee under the Celgene employee plans immediately prior to the completion of the merger; provided that, for purposes of determining that such employee benefits are no less favorable in the aggregate, defined benefit pension plan benefits, retention or change in control payments or awards provided by Celgene or any of its subsidiaries prior to the effective time of the merger shall not be taken into account.

With respect to any employee benefit plan in which any affected employee first becomes eligible to participate on or after the effective time of the merger, Bristol-Myers Squibb will use commercially reasonable efforts to: (i) waive all pre-existing conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to such affected employee with respect to a new health plan, and (ii) if applicable, cause to be credited, in any new health plan in which affected employees participate, any deductibles or out-of-pocket expenses incurred by such affected employee and their beneficiaries and dependents during the portion of the calendar year in which the effective time of the merger occurs prior to such affected employee’s commencement of participation in such new health plan with the objective that there be no double counting during the year in which the completion of the effective time of the merger occurs of such deductibles or out-of-pocket expenses. Bristol-Myers Squibb will recognize service of affected employees (to the extent credited by Celgene or its subsidiaries) accrued prior to the effective time of the merger for all purposes under (but not for the purposes of benefit accrual under any defined benefit pension plan) any new benefit plan in which such affected employees may be eligible to participate after the effective time of the merger; provided, however, that in no event shall any credit be given to the extent it would result in the duplication of benefits for the same period of service.

With respect to specified Celgene annual cash incentive plans, which are referred to in this joint proxy statement/prospectus as annual incentive plans, Bristol-Myers Squibb shall, or shall cause Celgene as the surviving corporation, to provide each participant in the annual incentive plan, who are each referred to in this joint proxy statement/prospectus as an incentive plan participant, who remains employed with Celgene, as the surviving corporation in the merger, through the end of the year during which the effective time of the merger occurs, with an annual cash incentive award for the year during which the effective time of the merger occurs, the amount of which shall be determined as the product of (i) the sum of the following: (A) a pro-rated portion of the bonus with respect to the portion of the year that the merger is completed that occurs prior to the effective time of the merger, which bonus shall be determined based upon actual corporate performance through the date the merger are completed, as determined by Celgene, plus (B) a pro-rated portion of the bonus with respect to the post-closing portion of the year during which the merger is completed, which bonus shall be no less than the bonus payable at the applicable incentive plan participant’s target incentive level under such annual incentive plan, multiplied by (ii) the incentive plan participant’s individual performance multiplier determined in accordance with the terms of the annual incentive plan. Each incentive plan participant who experiences a termination of employment on or after the effective time of the merger due to death or disability, or if such incentive plan participant is eligible to receive severance benefits under any Celgene employee plan or applicable law, will be entitled to the prorated payment of the amount that would otherwise have been payable under clause (i), contingent upon the execution and non-revocation of a customary release of claims in a form that is reasonably satisfactory to Bristol-Myers Squibb and does not contain any restrictive covenants. In no event shall payment of any amounts under the annual incentive plans (or any pro-rated portion thereof) pursuant to this paragraph result in the duplication of payments to any incentive plan participant under any other incentive, severance or other similar arrangement.

Certain Other Covenants and Agreements

The merger agreement contains certain other covenants and agreements, including the following covenants and agreements, among others, all of which are subject to certain exceptions and qualifications as described in the merger agreement:

•	solely for purposes of furthering the merger and the other transactions contemplated by the merger agreement or for integration planning relating to the merger, Celgene is required to provide Bristol-Myers Squibb and its representatives reasonable access to its properties, books, contracts, records and information concerning its businesses, properties and personnel;
•	each of Bristol-Myers Squibb and Celgene is required to promptly (i) notify the other of any stockholder litigation against it, its subsidiaries or any of its or its subsidiaries’ respective directors or officers relating to the merger agreement or the merger and (ii) other than with respect to any such litigation where the parties are adverse to each other or related to or arising out of an acquisition proposal, give the other party the opportunity to consult with it regarding the defense or settlement of any such stockholder litigation and, in the case of Celgene, give Bristol-Myers Squibb the opportunity to participate in (but not control), at Bristol-Myers Squibb’s expense, the defense and settlement of any such stockholder litigation and not to settle any such stockholder litigation without Bristol-Myers Squibb’s prior consent (which consent may not be unreasonably withheld, conditioned or delayed);
•	each of Bristol-Myers Squibb and Celgene is required to consult with the other before issuing any press release, making any public statement or making certain other public communications, in each case with respect to the merger agreement or the merger;
•	each of Bristol-Myers Squibb and Celgene is required to cooperate with the other in taking all actions necessary to delist Celgene common stock from the Nasdaq and terminate its registration under the Exchange Act, in each case effective upon effective time of the merger; and
•	each of Bristol-Myers Squibb and Celgene is required to notify the other of certain events, including (i) the receipt of any material written notice or other written communication from a government authority regarding the merger, (ii) any event, change development or occurrence has occurred that, to its knowledge, would result in a material adverse effect or would reasonably be expected to result in any of the conditions to the closing of the merger not being satisfied and (iii) the receipt of any material written notice alleging that the consent of an entity or person is required in connection with the merger.

Termination of the Merger Agreement

The merger agreement may be terminated at any time before the effective time of the merger, whether before or after Celgene stockholders have adopted the merger agreement or Bristol-Myers Squibb stockholders have approved the stock issuance, in the following circumstances:

•	by mutual written agreement of Bristol-Myers Squibb and Celgene; or
•	by either Bristol-Myers Squibb or Celgene, if:
•	the merger has not been completed by the end date of January 2, 2020, subject to Celgene’s and Bristol-Myers Squibb’s respective right to unilaterally extend the end date for two additional 60 day periods upon written notice to the other party, if at the time of each such extension all closing conditions (other than the closing conditions with respect to receipt of HSR Act clearance and approvals under the antitrust laws of certain specified jurisdictions or there being no injunction or order enjoining, preventing or prohibiting the consummation of the merger, if such injunction or order relates to the receipt of HSR clearance or approvals under the antitrust laws of certain specified jurisdictions) have been satisfied or waived. However, the right to terminate the merger agreement after the end date (as may be extended) or to extend the end date will not be available to Celgene or Bristol-Myers Squibb, as applicable, if that party’s breach of any provision of the merger agreement is the proximate cause of the failure of the merger to be completed by the end date (as may be extended);

•	a governmental authority of competent jurisdiction has issued an injunction or order that permanently enjoins, prevents or prohibits the completion of the merger and such injunction or order has become final and nonappealable;
•	Celgene stockholders fail to adopt the merger agreement upon a vote taken on a proposal to adopt the merger agreement at the Celgene special meeting;
•	Bristol-Myers Squibb stockholders fail to approve the stock issuance upon a vote taken on a proposal to approve the stock issuance at the Bristol-Myers Squibb special meeting; or
•	there has been a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the other party that would cause the other party to fail to satisfy any condition to completion of the merger related to the accuracy of its representations and warranties or the performance of its covenants and agreements, and such breach or failure to perform either (i) is incapable of being cured by the end date (as may be extended) or (ii) has not been cured upon the earlier of (A) 30 days following notice from the non-breaching party of such breach or failure to perform and (B) the end date (as may be extended). However, the right to terminate the merger agreement in respect of an inaccuracy of any representation or warranty or the failure to perform any covenant or agreement will not be available to a party if such party is then in breach of its representations, warranties, covenants or agreements that would cause the applicable condition to completion of the merger related to accuracy of its representations and warranties or performance of its covenants and agreements not to be satisfied.
•	by Bristol-Myers Squibb, if:
•	prior to the adoption of the merger agreement by Celgene stockholders, the Celgene Board (i) makes an adverse recommendation change or (ii) fails to publicly confirm its recommendation to Celgene stockholders in favor of adopting the merger agreement within ten business days after a written request by Bristol-Myers Squibb to do so following the public disclosure of an acquisition proposal for Celgene (but Bristol-Myers Squibb may not make such a request more than once for each acquisition proposal or material modification to an acquisition proposal); or
•	prior to obtaining the approval of the stock issuance by Bristol-Myers Squibb stockholders, Bristol-Myers Squibb terminates the merger agreement in order to enter into a definitive agreement providing for a superior proposal.
•	by Celgene, if:
•	prior to the approval of the stock issuance by Bristol-Myers Squibb stockholders, the BMS Board (i) makes an adverse recommendation change or (ii) fails to publicly confirm its recommendation to Bristol-Myers Squibb stockholders in favor of the stock issuance within ten business days after a written request to do so from Celgene following the public disclosure of an acquisition proposal for Bristol-Myers Squibb (but Celgene may not make such a request more than once for each acquisition proposal or material modification to an acquisition proposal); or
•	prior to the adoption of the merger agreement by Celgene stockholders, Celgene terminates the merger agreement in order to enter into a definitive agreement providing for a superior proposal.

Termination Fees and Expenses

Celgene has agreed to pay Bristol-Myers Squibb the Celgene termination fee if the merger agreement is terminated under any of the following circumstances:

•	by Bristol-Myers Squibb, prior to the adoption of the merger agreement by Celgene stockholders, as a result of the Celgene Board (i) making an adverse recommendation change or (ii) failing to publicly confirm its recommendation that Celgene’s stockholders adopt the merger agreement within ten business days after a written request to do so from Bristol-Myers Squibb following the public disclosure of an acquisition proposal for Celgene;
•	by Bristol-Myers Squibb, prior to the adoption of the merger agreement by Celgene stockholders, as a result of a material breach by Celgene of any of its obligations described under “—No Solicitation” beginning on page 185 of this joint proxy statement/prospectus or any of its obligation to call and hold a meeting of its stockholders for purposes of adopting the merger agreement described under “—Obligations to Call Stockholders’ Meetings” beginning on page 193 of this joint proxy statement/prospectus, and, at or prior to the date of such termination, an acquisition proposal for Celgene has been made and not publicly and irrevocably withdrawn at least four days prior to the Celgene special meeting, and on or prior to the first anniversary of such termination, Celgene enters into a definitive agreement, or completes a transaction, relating to an acquisition proposal for Celgene. However, in this instance, any references in the definition of acquisition proposal to 20% will be replaced by 50%;
•	by Celgene, prior to the adoption of the merger agreement by Celgene stockholders, in order to enter into a definitive agreement providing for a superior proposal; or
•	by Bristol-Myers Squibb or Celgene, as a result of Celgene stockholders failing to adopt the merger agreement upon a vote taken on a proposal to adopt the merger agreement at the Celgene special meeting and, at or prior to the Celgene special meeting, an acquisition proposal for Celgene has been publicly disclosed or announced and not publicly and irrevocably withdrawn at least four days prior to the Celgene special meeting, and on or prior to the first anniversary of such termination, Celgene enters into a definitive agreement, or completes a transaction, relating to an acquisition proposal for Celgene. However, in this instance, any references in the definition of acquisition proposal to 20% will be replaced by 50%.

Bristol-Myers Squibb has agreed to pay Celgene the Bristol-Myers Squibb termination fee if the merger agreement is terminated under any of the following circumstances:

•	by Celgene, prior to the approval of the stock issuance by Bristol-Myers Squibb stockholders, as a result of the BMS Board, (i) making an adverse recommendation change or (ii) failing to publicly confirm its recommendation that Bristol-Myers Squibb’s stockholders approve the stock issuance within ten business days after a written request to do so from Celgene following the public disclosure of an acquisition proposal for Bristol-Myers Squibb;
•	by Celgene, prior to the approval of the stock issuance by Bristol-Myers Squibb stockholders, as a result of a material breach by Bristol-Myers Squibb of any of its obligations described under “—No Solicitation” beginning on page 185 of this joint proxy statement/prospectus or its obligations to call and hold a meeting of its stockholders for purposes of approving the stock issuance described under “—Obligations to Call Stockholders’ Meetings” beginning on page 193 of this joint proxy statement/prospectus and, at or prior to the date of such termination, an acquisition proposal for Bristol-Myers Squibb has been publicly disclosed or announced, and on or prior to the first anniversary of such termination, Bristol-Myers Squibb enters into a definitive agreement, or completes a transaction, relating to an acquisition proposal for Bristol-Myers Squibb. However, in this instance, any references in the definition of acquisition proposal to 20% will be replaced by 50%;
•	by Bristol-Myers Squibb, prior to obtaining the approval of the stock issuance by Bristol-Myers Squibb stockholders, in order to enter into a definitive agreement providing for a superior proposal; or

•	by Celgene or Bristol-Myers Squibb, as a result of Bristol-Myers Squibb stockholders failing to approve the stock issuance upon a vote taken on a proposal to approve the stock issuance at the Bristol-Myers Squibb special meeting and, at or prior to the Bristol-Myers Squibb special meeting, an acquisition proposal for Bristol-Myers Squibb has been publicly disclosed or announced and not publicly and irrevocably withdrawn at least four days prior to the Bristol-Myers Squibb special meeting, and on or prior to the first anniversary of such termination, Bristol-Myers Squibb enters into a definitive agreement, or completes a transaction, relating to an acquisition proposal for Bristol-Myers Squibb. However, in this instance, any references in the definition of acquisition proposal to 20% will be replaced by 50%.

Fee Reimbursement

If the merger agreement is terminated by either Bristol-Myers Squibb or Celgene as a result of the Celgene stockholders voting on and failing to adopt the merger agreement at the Celgene special meeting or at any adjournment or postponement thereof, then Celgene will pay to Bristol-Myers Squibb the Bristol-Myers Squibb fee reimbursement. If the Celgene termination fee is payable by Celgene after the time Celgene pays the Celgene fee reimbursement, the amount of the Celgene termination fee will be reduced by the Bristol-Myers Squibb fee reimbursement.

If the merger agreement is terminated by either Bristol-Myers Squibb or Celgene as a result of the Bristol-Myers Squibb stockholders voting on and failing to approve the stock issuance at the Bristol-Myers Squibb special meeting or at any adjournment or postponement thereof, then Bristol-Myers Squibb will pay to Celgene the Celgene fee reimbursement. If the Bristol-Myers Squibb termination fee is payable by Bristol-Myers Squibb after the time Bristol-Myers Squibb pays the Celgene fee reimbursement, the amount of the Bristol-Myers Squibb termination fee will be reduced by the Celgene fee reimbursement.

Bristol-Myers and Merger Sub have agreed to promptly reimburse Celgene for all reasonable and documented out-of-pocket costs and expenses incurred by Celgene in connection with the debt financing or any Celgene note offers and consent solicitations whether or not the merger is completed or if the merger agreement is terminated.

Exclusive Remedy

Except in the case of fraud or willful breach of any covenant or agreement set forth in the merger agreement, if either party receives a termination fee in accordance with the provisions of the merger agreement, the receipt of the termination fee will be the receiving party’s sole and exclusive remedy against the paying party and its subsidiaries and their respective former, current or future partners, equityholders, managers, members, affiliates and representatives, and none of the paying party, any of its subsidiaries or any of their respective former, current or future partners, stockholders, managers, members, affiliates or representatives will have any further liability or obligation relating to or arising out of the merger agreement or the transactions contemplated by the merger agreement.

To the extent that a termination fee is not promptly paid by any party when due, the party failing to pay the termination fee is also required to (i) pay any out-of-pocket costs and expenses (including reasonable legal fees and expenses) incurred by the other party in connection with legal action taken to enforce the merger agreement that results in a judgment for such amount against the party failing to promptly pay such amount and (ii) pay interest on the unpaid fee at the prime rate (as published by The Wall Street Journal on the date such fee was due) from the date such fee was due until paid in full.

Other Expenses

Except as described above or expressly in the merger agreement, the merger agreement provides that each of Bristol-Myers Squibb and Celgene will pay its own costs and expenses in connection with the transactions contemplated by the merger agreement.

Specific Performance

Celgene and Bristol-Myers Squibb have acknowledged and agreed that irreparable harm would occur and that the parties would not have any adequate remedy at law for any breach of any of the provisions of this the merger agreement or in the event that any of the provisions of the merger agreement were not performed in accordance with their specific terms. Celgene and Bristol-Myers Squibb have agreed that the parties to the merger agreement are entitled to an injunction or injunctions to prevent breaches or threatened breaches of the merger agreement and to specifically enforce the terms and provisions of the merger agreement. In no event is a party entitled to both (i) specific performance to cause the other party to consummate the merger and (ii) the payment of the Bristol-Myers Squibb termination fee or the Celgene termination fee, as applicable.

Third-Party Beneficiaries

The merger agreement is not intended to and does not confer upon any person other than the parties to the merger agreement any legal or equitable rights or remedies, except:

•	from and after effective time of the merger, the right of Celgene stockholders to receive the merger consideration and the right of holders of Celgene Stock Options, Celgene RSUs, Celgene PSUs and Celgene RSAs to receive the consideration described under the respective subsections under “—Treatment of Celgene Equity Awards” beginning on page 174 of this joint proxy statement/prospectus;
•	the right of the indemnified persons to enforce the obligations described under “—Indemnification and Insurance” beginning on page 195 of this joint proxy statement/prospectus; and
•	the right of each of the financing sources to enforce certain provisions of the merger agreement relating to liability of the financing sources to Celgene and its affiliates prior to the effective time of the merger, the law governing the merger agreement, the jurisdiction and venue for resolution of disputes involving the financing sources arising under the merger agreement, the waiver of jury trial by the parties to the merger agreements and amendments of those provisions.

Amendments; Waivers

Any provision of the merger agreement may be amended or waived before the effective time of the merger if the amendment or waiver is in writing and signed, in the case of an amendment, by each party to the merger agreement or, in the case of a waiver, by each party against whom the waiver is to be effective, except that after adoption of the merger agreement by Celgene stockholders or approval of the stock issuance by Bristol-Myers Squibb stockholders, the parties may not amend or waive any provision of the merger agreement if such amendment or waiver would require further approval of Celgene stockholders or Bristol-Myers Squibb stockholders under applicable law unless such approval has first been obtained.

INTERESTS OF CELGENE’S DIRECTORS AND EXECUTIVE OFFICERS IN THE MERGER

In considering the recommendation of the Celgene Board to adopt the merger agreement, Celgene stockholders should be aware that Celgene’s directors and executive officers have interests in the merger that may be different from, or in addition to, the interests of Celgene stockholders generally. The Celgene Board was aware of these interests and considered them, among other matters, in evaluating and negotiating the merger agreement, in reaching its decision to approve the merger agreement and the transactions contemplated by the merger agreement (including the merger), and in recommending to Celgene stockholders that the merger agreement be adopted. The transactions contemplated by the merger agreement will be a “change in control” for purposes of the Celgene executive compensation and benefit plans and agreements described below.

Certain Assumptions

Except as otherwise specifically noted, for purposes of quantifying the potential payments and benefits described in this section, the following assumptions were used:

•	The relevant price per share of Celgene common stock is $86.89, which is the average closing price per share of Celgene common stock as reported on Nasdaq over the first five business days following the first public announcement of the merger on January 3, 2019;
•	The effective time of the merger is January 31, 2019, which is the assumed date of the closing of the merger solely for purposes of the disclosure in this section; and
•	The employment of each executive officer of Celgene was terminated by Celgene without “cause” or due to the officer’s resignation for “good reason” (as such terms are defined in the relevant plans and agreements), in either case, immediately following the assumed effective time of January 31, 2019.

The amounts indicated below are estimates based on multiple assumptions that may or may not actually occur or be accurate on the relevant date, including the assumptions described above, and do not reflect certain compensation actions or events that may occur before completion of the merger (including, without limitation, Celgene’s grant of 2019 annual equity awards to executive officers and the vesting of certain Celgene equity awards held by executive officers as of the assumed effective time of January 31, 2019 upon the occurrence of the applicable regularly scheduled vesting date).

Treatment of Outstanding Equity Awards

Treatment of Celgene Stock Options

At the effective time of the merger, each Celgene Stock Option, whether or not vested, will be treated as described below.

If such Celgene Stock Option is an In-the-Money Option it will be assumed by Bristol-Myers Squibb and converted into (a) an Assumed In-the-Money Option to purchase, on the same terms and conditions as applied to each such Celgene Stock Option immediately prior to the effective time of the merger, shares of Bristol-Myers Squibb common stock, except that (i) the number of shares of Bristol-Myers Squibb common stock subject to such Assumed In-the-Money Options shall equal the product of (x) the number of shares of Celgene common stock that were subject to such Celgene Stock Option immediately prior to the effective time of the merger, multiplied by (y) the Equity Award Exchange Ratio (rounded down to the nearest number of whole shares of Bristol-Myers Squibb common stock), and (ii) the per-share exercise price will equal the quotient of (x) the exercise price per share of Celgene common stock at which such Celgene Stock Option was exercisable, divided by (y) the Equity Award Exchange Ratio (rounded up to the nearest whole cent), and (b) the right to receive (i) if such In-the-Money Option was vested prior to the effective time of the merger, one CVR for each share of Celgene common stock underlying such In-the-Money Option or (ii) if such In-the-Money Option was not vested immediately prior to the effective time of the merger, immediately upon, and subject to, the vesting of the Assumed In-the Money Option, the Unvested Equity Award CVR Consideration. Each Assumed In-the-Money Option will continue to have the same terms and conditions as applied to the corresponding Celgene Stock Option immediately prior to the effective time of the merger.

If such Celgene Stock Option is an Out-of-the-Money Option, it will be assumed by Bristol-Myers Squibb and converted into an Assumed Out-of-the-Money Stock Option to purchase, on the same terms and conditions as applied to each such Celgene Stock Option immediately prior to the effective time of the merger, shares of

Bristol-Myers Squibb common stock, except that the number of shares of Bristol-Myers Squibb common stock subject to such Assumed Out-of-the-Money Stock Option will equal the product of (i) the number of shares of Celgene common stock that were subject to such Celgene Stock Option immediately prior to the effective time of the merger, multiplied by (ii) the Out-of-the-Money Option Exchange Ratio (rounded down to the nearest number of whole shares of Bristol-Myers Squibb common stock), and the per-share exercise price will equal the quotient of (a) the exercise price per share of Celgene common stock at which such Celgene Stock Option was exercisable, divided by (b) the Out-of-the-Money Option Exchange Ratio (rounded up to the nearest whole cent). Each Assumed Out-of-the-Money Stock Option will continue to have the same terms and conditions as applied to the corresponding Celgene Stock Option immediately prior to the effective time of the merger.

Treatment of Celgene RSU Awards

At the effective time of the merger, each Celgene RSU Award will be assumed by Bristol-Myers Squibb and converted into (i) an Assumed Restricted Unit Award that settles in a number of shares of Bristol-Myers Squibb common stock equal to (x) the number of shares of Celgene common stock underlying the Celgene RSU Award immediately prior to the effective time of the merger, multiplied by (y) the Equity Award Exchange Ratio (rounded up to the nearest whole number of shares) and (ii) the right to receive, subject to the vesting of the Assumed Restricted Unit Award, the Unvested Equity Award CVR Consideration. Each Assumed Restricted Unit Award will continue to have the same terms and conditions as applied to the corresponding Celgene RSU Award immediately prior to the effective time of the merger.

Treatment of Celgene PSU Awards

At the effective time of the merger, each Celgene PSU Award will be assumed by Bristol-Myers Squibb and converted into (i) an Assumed Performance Unit Award that settles in a number of shares of Bristol-Myers Squibb common stock equal to the product of (x) the number of shares of Celgene common stock underlying the Celgene PSU Award immediately prior to the effective time of the merger (determined by deeming the applicable performance goals to be achieved at the greater of the target level and the actual level of achievement through the end of the calendar quarter immediately preceding the merger effective time), multiplied by (y) the Equity Award Exchange Ratio (rounded up to the nearest whole number of shares), and (ii) the right to receive, subject to the vesting of the Assumed Performance Unit Award, the Unvested Equity Award CVR Consideration. Each Assumed Performance Unit Award will continue to have the same terms and conditions as applied to the corresponding Celgene PSU Award (other than performance-based vesting conditions) immediately prior to the effective time of the merger.

See “The Merger Agreement—Treatment of Celgene Equity Awards” beginning on page 174 of this joint proxy statement/prospectus, including for the definition of terms used in this section but not otherwise defined in this section.

Treatment of Celgene Equity Awards upon Termination of Employment or Service On or Following the Merger

Pursuant to the terms of Celgene’s Executive Severance Plan, the Celgene Stock Options, Celgene RSU Awards and Celgene PSU Awards held by Celgene’s executive officers, if an executive officer’s employment is terminated by Celgene without “cause” or due to the executive officer’s resignation for “good reason,” in each case, on or within two years following a change in control of Celgene (or, in certain circumstances, otherwise in connection with a change in control of Celgene), which is referred to in this joint proxy statement/prospectus as a CIC Termination, all such equity awards then held by such executive officer would fully vest upon such termination of employment. Pursuant to the terms of the Celgene Stock Options and Celgene RSU Awards held by Celgene’s non-employee directors, if a non-employee director’s directorship terminates for any reason on or following a change in control of Celgene, all such equity awards then held by such non-employee director would fully vest upon such termination of directorship. In addition, Celgene has or will, prior to the effective time of the merger, amend the terms of all Celgene Stock Options held by executive officers and non-employee directors prior to the effective time of the merger to provide that (i) Celgene Stock Options held by executive officers will remain exercisable for one year following a CIC Termination, but in no event past the expiration date (except that, in the case of an executive officer who is retirement-eligible as defined under the terms of the applicable Celgene Stock Option, the post-termination exercise period will be three years in accordance with the existing terms of the Celgene Stock Options, but in no event past the expiration date), and (ii) Celgene Stock Options held by non-employee directors will remain exercisable for one year following a termination of directorship for any reason on or following a change in control of Celgene, but in no event past the expiration date. As of January 31, 2019, the following current named executive officers are retirement-eligible: Mark J. Alles and Peter N. Kellogg, and one of the four executive officers who are not named executive officers are retirement-eligible.

These “double trigger” vesting and post-termination exercise period provisions applicable to Celgene equity awards held by executive officers and non-employee directors will continue to apply to such awards after such awards are assumed by Bristol-Myers Squibb at the effective time of the merger.

See the section entitled “—Quantification of Potential Payments and Benefits to Celgene’s Named Executive Officers in Connection with the Merger” beginning on page 205 of this joint proxy statement/prospectus for an estimate of the amounts that would become payable to each of Celgene’s named executive officers in respect of their unvested equity awards. Based on the assumptions described above under “—Certain Assumptions,” (i) the estimated aggregate amounts that would become payable to Celgene’s four executive officers who are not named executive officers in respect of their unvested Celgene equity awards is as follows: unvested Celgene Stock Options—$1,094,292; unvested Celgene RSU Awards—$8,880,332; and unvested Celgene PSU Awards—$3,153,064; and (ii) the estimated aggregate amount that would become payable to Celgene’s eleven non-employee directors in respect of their unvested equity awards is as follows: unvested Celgene Stock Options—$1,387,756 and unvested Celgene RSU Awards—$2,067,461.

2019 Annual Equity Award Grants

Celgene and Bristol-Myers Squibb have agreed that the Management Compensation and Development Committee may grant 2019 annual equity awards to Celgene’s executive officers in the ordinary course of business with the grant date fair value of such awards not to exceed (i) with respect to Celgene’s named executive officers, $14,600,000 for Mark J. Alles, $5,000,000 for each of David V. Elkins and Peter N. Kellogg, and $4,750,000 for S.J. Rupert Vessey and (ii) $15,750,000 in the aggregate for Celgene’s four executive officers who are not named executive officers. Any awards issued to these executives will be treated in accordance with the provisions of the merger agreement set forth above.

Treatment of Cash Long Term Incentive Plan Awards

Pursuant to the terms of the cash Long Term Incentive Plan, which is referred to in this joint proxy statement/prospectus as LTIP, awards held by certain executive officers, such awards will vest in full upon a change in control of Celgene and the applicable performance goals will be deemed achieved at the greater of the target level and the actual level of achievement through the change in control. See the section entitled “—Quantification of Potential Payments and Benefits to Celgene’s Named Executive Officers in Connection with the Merger” beginning on page 205 of this joint proxy statement/prospectus for an estimate of the amount that would become payable at the effective time of the merger to the one named executive officer who holds a cash LTIP award. Based on the assumptions described above under “—Certain Assumptions,” the estimated aggregate “single trigger” amount that would become payable at the effective time of the merger to the three Celgene executive officers who are not named executive officers and who hold cash LTIP awards is $1,655,519.

Executive Severance Plan

Each executive officer is eligible to participate in Celgene’s Executive Severance Plan, which is referred to in this joint proxy statement/prospectus as the ESP. Under the terms of the ESP, each Celgene executive officer is eligible to receive the following severance benefits upon a CIC Termination, subject to the executive officer’s execution and non-revocation of a release and termination agreement: (i) a cash severance payment equal to (x) 2.5 (or 3, in the case of the Chief Executive Officer) multiplied by (y) the sum of the executive officer’s annual base salary and target annual cash incentive opportunity, (ii) COBRA continuation coverage at active employee rates for a benefits continuation period of up to 30 months (or 36 months, in the case of the Chief Executive Officer), (iii) 18 months of outplacement services, (iv) a prorated annual incentive compensation award for the year of termination based on the greater of assumed achievement of the applicable performance goals at the target level and the actual level of achievement of the applicable performance goals through the termination date, and (v) full accelerated vesting of all outstanding equity awards granted under Celgene’s equity plans.

See the section entitled “—Quantification of Potential Payments and Benefits to Celgene’s Named Executive Officers in Connection with the Merger” beginning on page 205 of this joint proxy statement/prospectus for the estimated amounts that each of Celgene’s named executive officers would receive under the ESP upon a CIC Termination. Based on the assumptions described above under “—Certain Assumptions,” the estimated aggregate amount of these “double trigger” cash severance payments (including a prorated annual incentive compensation award assuming achievement of the applicable performance goals at the target level) that Celgene’s four executive officers who are not named executive officers would receive under the ESP upon a CIC Termination is $11,551,861.

Excise Tax Reimbursement Plan

In connection with the merger, Celgene will implement a plan providing that each executive officer will be entitled to receive a reimbursement payment in the event that any payments or benefits provided to such executive officer in connection with the merger become subject to the excise tax pursuant to Section 4999 of the Internal Revenue Code. The reimbursement payments would generally be paid to the relevant taxing authorities to place the executive officers in the same after-tax position as if the excise tax did not apply to them. As a condition to participation in the reimbursement plan, each executive officer must agree to a one-year post-termination noncompetition covenant.

See the section entitled “—Quantification of Potential Payments and Benefits to Celgene’s Named Executive Officers in Connection with the Merger” beginning on page 205 of this joint proxy statement/prospectus for an estimate of the amounts that would become payable to each of Celgene’s named executive officers pursuant to the reimbursement plan. Based on the assumptions described above under “—Certain Assumptions,” the estimated aggregate amounts that would become payable to Celgene’s four executive officers who are not named executive officers under the reimbursement plan is $6,427,050.

Treatment of Annual Bonus

Under the terms of the merger agreement, each executive officer who participates in an annual incentive plan, and who remains employed with Celgene through the end of the year during which the completion of the merger occurs, will receive an annual cash incentive award for such year calculated in accordance with the terms of the merger agreement, which calculation includes a component based on achievement of applicable performance goals. Each executive officer who experiences a CIC Termination will generally be entitled to a prorated portion of such amount. In no event will payment of any bonus amount or prorated bonus amount pursuant to the merger agreement result in the duplication of payments to any executive officer under the ESP or otherwise, and consequently the estimated amounts of such payments are not included in this section, given an assumed prorated annual incentive award amount under the section entitled “—Executive Severance Plan” above.

See “The Merger Agreement—Employee Matters” beginning on page 196 of this joint proxy statement/prospectus.

Indemnification and Insurance

Pursuant to the terms of the merger agreement, Celgene non-employee directors and executive officers will be entitled to certain ongoing indemnification and coverage under directors’ and officers’ liability insurance policies following the merger. Such indemnification and insurance coverage is further described in the section entitled “The Merger Agreement—Indemnification and Insurance” beginning on page 195 of this joint proxy statement/prospectus.

Quantification of Potential Payments and Benefits to Celgene’s Named Executive Officers in Connection with the Merger

The information set forth in the table below is intended to comply with Item 402(t) of the SEC’s Regulation S-K, which requires disclosure of information about certain compensation for each named executive officer of Celgene that is based on, or otherwise relates to, the merger.

The amounts shown in the table below are estimates based on multiple assumptions that may or may not actually occur or be accurate on the relevant date, including the assumptions described below and in the footnotes to the table, and do not reflect certain compensation actions that may occur before completion of the merger (including, without limitation, Celgene’s grant of 2019 annual equity awards to executive officers and the vesting of certain Celgene equity awards held by executive officers as of the assumed effective time of January 31, 2019 upon the occurrence of the applicable regularly scheduled vesting dates). For purposes of calculating such amounts, the following assumptions were used:

•	the relevant price per share of Celgene common stock is $86.89, which is the average closing price per share of Celgene common stock as reported on Nasdaq over the first five business days following the first public announcement of the merger on January 3, 2019;
•	the effective time of the merger is January 31, 2019, which is the assumed date of the closing of the merger solely for purposes of the disclosure in this section; and
•	the employment of each executive officer of Celgene was terminated by Celgene without “cause” or due to the officer’s resignation for “good reason” (as such terms are defined in the relevant plans and agreements), in either case immediately following the assumed effective time of the merger of January 31, 2019.
Named Executive Officer(1)	Cash ($)(2)	Equity ($)(3)	Perquisites / Benefits ($)(4)	Tax Reimbursement ($)	Total ($)
Mark J. Alles	10,411,397	17,321,068	159,200	0	27,891,665
David V. Elkins	3,992,613	8,044,450	137,600	2,938,139	15,112,802
Peter N. Kellogg	4,440,323	7,340,651	137,600	0	11,918,574
S.J. Rupert Vessey	3,909,714	5,441,003	137,600	2,706,719	12,195,036
(1)	This table does not include Robert J. Hugin, former Chief Executive Officer, whose employment terminated on February 5, 2018, and Scott A. Smith, former President and Chief Operating Officer, whose employment terminated on April 2, 2018, neither of whom is entitled to any enhanced compensation and benefits in connection with the merger.
(2)	Cash. Consists of (a) a cash severance payment equal to (i) 2.5 (or 3, in the case of the Chief Executive Officer) multiplied by (ii) the sum of the named executive officer’s annual base salary and target annual cash incentive opportunity under the terms of the ESP, (b) a prorated annual incentive compensation award for the year of termination based on the greater of the assumed achievement of the applicable performance goals at the target level and the actual level of achievement of the applicable performance goals through the termination date under the terms of the ESP (assuming for purposes of this estimate that the applicable performance goals are achieved at target), and (c) in the case of Mr. Vessey only, the cash LTIP award that will become vested at the merger effective time (the target amount of this award was already paid on December 31, 2018 and the amount included in the table below reflects the incremental amount above target that was earned based on the actual level of achievement of the applicable performance goals). The cash severance and prorated bonus payments are “double trigger” and become payable only upon a CIC Termination under the terms of the ESP (see “Interests of Celgene’s Directors and Executive Officers in the Merger—Executive Severance Plan”). The cash LTIP award held by Mr. Vessey is “single trigger” and will become payable upon the merger effective time. The estimated amount of each such payment is shown in the following table:
Named Executive Officer	Severance ($)	Prorated Bonus ($)	Cash LTIP ($)	Total ($)
Mark J. Alles	10,237,500	173,897	N/A	10,411,397
David Elkins	3,931,250	61,363	N/A	3,992,613
Peter N. Kellogg	4,370,000	70,323	N/A	4,440,323
S.J. Rupert Vessey	3,600,000	54,356	255,358	3,909,714
(3)	Equity. Consists of accelerated vesting of unvested Celgene Stock Options, Celgene RSU Awards, and Celgene PSU Awards upon a CIC Termination. This accelerated vesting is a “double trigger” benefit and is triggered only upon a CIC Termination. For further details regarding the treatment of Celgene equity awards in connection with the merger, see “Interests of Celgene’s Directors and Executive Officers in the Merger—Treatment of Outstanding Equity Awards.” The estimated value of each such benefit is shown in the following table (in the case of Celgene PSU Awards, this estimated value assumes that the applicable performance goals are achieved at target except that with respect to PSUs held by Messrs. Alles and Kellogg relating to the 2016-2018 performance period, the estimated value is based on the actual level of achievement of the applicable performance goals):
Named Executive Officer	Celgene Stock Options ($)	Celgene RSU Awards ($)	Celgene PSU Awards ($)	Total ($)
Mark J. Alles	1,138,477	7,091,788	9,090,803	17,321,068
David V. Elkins	0	6,503,021	1,541,429	8,044,450
Peter N. Kellogg	389,893	3,441,365	3,509,393	7,340,651
S.J. Rupert Vessey	350,900	3,131,602	1,958,501	5,441,003

(4)	Perquisites/Benefits. Consists of estimated value of (a) COBRA continuation coverage at active employee rates for a benefits continuation period of up to 30 months (or 36 months, in the case of the Chief Executive Officer), and (b) 18 months of outplacement services. Such benefits are “double trigger” and are provided only upon a CIC Termination under the terms of the ESP (see “Interests of Celgene’s Directors and Executive Officers in the Merger—Executive Severance Plan”). The estimated value of each such benefit is shown in the following table:
Named Executive Officer	Welfare Benefits ($)	Outplacement Services ($)	Total ($)
Mark J. Alles	109,200	50,000	159,200
David V. Elkins	87,600	50,000	137,600
Peter N. Kellogg	87,600	50,000	137,600
S.J. Rupert Vessey	87,600	50,000	137,600
(5)	Tax Reimbursements. Includes the estimated amount of the reimbursement payment for the excise tax imposed on the payments and benefits to the named executive officers in connection with a change of control by reason of Section 4999 of the Internal Revenue Code.

CELGENE PROPOSAL II: ADJOURNMENT OF THE CELGENE SPECIAL MEETING

Celgene stockholders are being asked to approve a proposal that will give the Chairman of the Celgene Board authority to adjourn the Celgene special meeting one or more times if necessary to solicit additional proxies if there are not sufficient votes to adopt the merger agreement at the time of the Celgene special meeting or any adjournment or postponement thereof. If this proposal is approved, the Celgene special meeting could be adjourned to any date. Any determination of whether it is necessary to adjourn the Celgene special meeting (or any adjournment or postponement thereof) to solicit additional proxies will be made solely by Celgene consistent with the terms of the merger agreement or with the consent of Bristol-Myers Squibb.

If the Celgene special meeting is adjourned, Celgene stockholders who have already submitted their proxies will be able to revoke them at any time prior to their use. If you sign and return a proxy and do not indicate how you wish to vote on any proposal, or if you indicate that you wish to vote in favor of the adoption of the merger agreement but do not indicate a choice on the Celgene adjournment proposal, your shares will be voted in favor of the Celgene adjournment proposal. But if you indicate that you wish to vote against the adoption of the merger agreement, your shares will only be voted in favor of the Celgene adjournment proposal if you indicate that you wish to vote in favor of that proposal.

The affirmative vote of a majority of the votes present at the Celgene special meeting by Celgene stockholders (whether or not a quorum, as defined in Celgene’s by-laws, is present) will be required to approve the Celgene adjournment proposal.

THE CELGENE BOARD UNANIMOUSLY RECOMMENDS THAT CELGENE STOCKHOLDERS VOTE “FOR” THE CELGENE ADJOURNMENT PROPOSAL.

CELGENE PROPOSAL III: ADVISORY VOTE ON MERGER-RELATED EXECUTIVE COMPENSATION ARRANGEMENTS

Celgene is providing its stockholders with the opportunity to cast an advisory (non-binding) vote to approve the compensation that will or may be paid or provided by Celgene to its named executive officers in connection with the merger, as required by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, as amended.

The compensation that Celgene’s named executive officers may be entitled to receive from Celgene in connection with the merger is summarized in the table under “Interests of Celgene’s Directors and Executive Officers in the Merger—Quantification of Potential Payments and Benefits to Celgene Named Executive Officers in Connection with the Merger” beginning on page 205 of this joint proxy statement/prospectus. That summary includes all compensation and benefits that will or may be paid or provided by Celgene to its named executive officers in connection with the merger, including as a result of a termination of employment in connection with the merger.

The Celgene Board encourages you to review carefully the information regarding the compensation that will or may be paid or provided by Celgene to its named executive officers in connection with the merger disclosed in this joint proxy statement/prospectus.

The Celgene Board unanimously recommends that the stockholders of Celgene approve the following resolution:

“RESOLVED, that the stockholders of Celgene approve, on an advisory (non-binding) basis, the compensation that will or may be paid or provided by Celgene to its named executive officers in connection with the merger, as disclosed pursuant to Item 402(t) of Regulation S-K in the table in the section of this joint proxy statement/prospectus entitled “Interests of Celgene’s Directors and Executive Officers in the Merger—Quantification of Potential Payments and Benefits to Celgene’s Named Executive Officers in Connection with the Merger” including the footnotes to the table and the related narrative disclosures.”

The vote on the Celgene compensation advisory proposal is a vote separate and apart from the vote on the adoption of the merger agreement. Accordingly, you may vote for the adoption of the merger agreement and vote against the Celgene compensation advisory proposal and vice versa. Because the vote on the Celgene compensation advisory proposal is advisory only, it will not be binding on either Celgene or Bristol-Myers Squibb. Accordingly, if the merger agreement is adopted and the merger is completed, the compensation payments that are contractually required to be paid by Celgene to its named executive officers will or may be paid, subject only to the conditions applicable thereto, regardless of the outcome of the advisory (non-binding) vote of Celgene stockholders.

A majority of the votes cast affirmatively or negatively on the proposal at the Celgene special meeting will be required to approve, on an advisory (non-binding) basis, the Celgene compensation advisory proposal.

THE CELGENE BOARD UNANIMOUSLY RECOMMENDS THAT CELGENE STOCKHOLDERS VOTE “FOR” THE CELGENE COMPENSATION ADVISORY PROPOSAL.

BRISTOL-MYERS SQUIBB PROPOSAL II: ADJOURNMENT OF THE
BRISTOL-MYERS SQUIBB SPECIAL MEETING

Bristol-Myers Squibb stockholders are being asked to approve a proposal that will give the BMS Board authority to adjourn the Bristol-Myers Squibb special meeting one or more times if necessary to solicit additional proxies if there are not sufficient votes at the time of the Bristol-Myers Squibb special meeting, or any adjournment or postponement thereof, to approve the stock issuance. If this proposal is approved, the Bristol-Myers Squibb special meeting could be adjourned to any date. Any determination of whether it is necessary to adjourn the Bristol-Myers Squibb special meeting (or any adjournment or postponement thereof) to solicit additional proxies will be made solely by Bristol-Myers Squibb consistent with the terms of the merger agreement or with the consent of Celgene.

If the Bristol-Myers Squibb special meeting is adjourned, Bristol-Myers Squibb stockholders who have already submitted their proxies will be able to revoke them at any time prior to their use. If you sign and return a proxy and do not indicate how you wish to vote on any proposal, or if you indicate that you wish to vote in favor of the approval of the stock issuance but do not indicate a choice on the Bristol-Myers Squibb adjournment proposal, your shares will be voted in favor of the Bristol-Myers Squibb adjournment proposal. But if you indicate that you wish to vote against the approval of the stock issuance, your shares will only be voted in favor of the Bristol-Myers Squibb adjournment proposal if you indicate that you wish to vote in favor of that proposal.

The affirmative vote of a majority of the votes present at the Bristol-Myers Squibb special meeting by Bristol-Myers Squibb stockholders entitled to vote (whether or not a quorum is present) will be required to approve the Bristol-Myers Squibb adjournment proposal.

THE BMS BOARD UNANIMOUSLY RECOMMENDS THAT BRISTOL-MYERS SQUIBB STOCKHOLDERS VOTE “FOR” THE BRISTOL-MYERS SQUIBB ADJOURNMENT PROPOSAL.

DESCRIPTION OF BRISTOL-MYERS SQUIBB CAPITAL STOCK

The following description of the terms of Bristol-Myers Squibb capital stock is a summary only and is qualified by reference to the relevant provisions of Delaware law, Bristol-Myers Squibb’s certificate of incorporation and Bristol-Myers Squibb’s by-laws. Copies of Bristol-Myers Squibb’s certificate of incorporation and Bristol-Myers Squibb’s by-laws are incorporated by reference and will be sent to holders of shares of Celgene common stock free of charge upon written or telephonic request. See “Comparison of Stockholder Rights” and “Where You Can Find More Information” beginning on pages 225 and 250, respectively, of this joint proxy statement/prospectus.

Bristol-Myers Squibb Common Stock

As of the date of this joint proxy statement/prospectus, Bristol-Myers Squibb is authorized to issue up to 4.5 billion shares of common stock, $0.10 par value per share. As of January 24, 2019, approximately 1.6 billion shares of common stock were outstanding. The common stock is listed on the New York Stock Exchange under the symbol “BMY.”

Dividends

Holders of common stock are entitled to receive dividends out of any assets legally available for payment of dividends as may from time to time be declared by the BMS Board, subject to the rights of the holders of the preferred stock.

Voting

Each holder of common stock is entitled to one vote per share on all matters requiring a vote of the stockholders, including, without limitation, the election of directors. The holders of common stock do not have cumulative voting rights.

Rights Upon Liquidation

In the event of Bristol-Myers Squibb’s voluntary or involuntary liquidation, dissolution, or winding up, the holders of common stock will be entitled to share equally in Bristol-Myers Squibb’s assets available for distribution after payment in full of all debts and after the holders of preferred stock have received their liquidation preferences in full.

Board of Directors

Bristol-Myers Squibb’s by-laws provide that the BMS Board shall be a single class, elected annually at any meeting for the election of directors at which a quorum is present (a quorum being a majority of the stockholders), pursuant to a majority of the votes cast in uncontested elections. A majority of the votes cast means that the number of shares voted “for” a director must exceed the number of votes cast “against” that director. In contested elections where the number of nominees exceeds the number of directors to be elected, the vote standard is a plurality of votes cast. Bristol-Myers Squibb’s by-laws also provide that if a director nominee who is an incumbent director is not elected by a majority vote in an uncontested election, the director shall offer to tender his or her resignation to the board of directors.

Miscellaneous

Shares of common stock are not redeemable and have no subscription, conversion or preemptive rights.

Bristol-Myers Squibb Preferred Stock

Bristol-Myers Squibb is authorized to issue up to 10,000,000 shares of preferred stock, par value $1.00 per share. As of December 31, 2018, 3,605 shares of $2.00 convertible preferred stock, liquidation preference $50 per share, were outstanding. Bristol-Myers Squibb’s $2.00 convertible preferred stock votes as a single class with Bristol-Myers Squibb’s common stock, with each share entitled to a single vote. Subject to limitations prescribed by law, the BMS Board is also authorized at any time to:

•	issue one or more series of preferred stock;

•	determine the designation for any series by number, letter or title that shall distinguish the series from any other series of preferred stock; and
•	determine the number of shares in any series.

The BMS Board is authorized to determine, for each series of preferred stock, and the prospectus supplement will set forth with respect to the series the following information:

•	whether dividends on that series of preferred stock will be cumulative and, if so, from which date;
•	the dividend rate;
•	the dividend payment date or dates;
•	the liquidation preference per share of that series of preferred stock, if any;
•	any conversion provisions applicable to that series of preferred stock;
•	any redemption or sinking fund provisions applicable to that series of preferred stock;
•	the voting rights of that series of preferred stock, if any; and
•	the terms of any other preferences or special rights applicable to that series of preferred stock.

The preferred stock, when issued, will be fully paid and nonassessable.

Dividends

Holders of preferred stock will be entitled to receive, when, as and if declared by the BMS Board, cash dividends at the rates and on the dates as set forth in the applicable certificate of designations. Generally, no dividends will be declared or paid on any series of preferred stock unless full dividends for all series of preferred stock, including any cumulative dividends still owing, have been or contemporaneously are declared and paid. When those dividends are not paid in full, dividends will be declared pro-rata so that the amount of dividends declared per share on each series of preferred stock will bear to each other series the same ratio that accrued dividends per share for each respective series of preferred stock bear to aggregate accrued dividends for all outstanding shares of preferred stock. In addition, generally, unless all dividends on the preferred stock have been paid, no dividends will be declared or paid on the common stock and Bristol-Myers Squibb may not redeem or purchase any common stock.

Payment of dividends on any series of preferred stock may be restricted by loan agreements, indentures and other agreements governing certain transactions Bristol-Myers Squibb may enter into.

Convertibility

No series of preferred stock will be convertible into, or exchangeable for, other securities or property except as set forth in the applicable certificate of designations.

The holders of shares of the $2.00 convertible preferred stock shall have the right, at their option, to convert such shares into shares of Bristol-Myers Squibb common stock at any time. The rate at which shares of Bristol-Myers Squibb common stock shall be delivered upon conversion (herein called the “conversion rate”) shall be currently 16.96 shares of Bristol-Myers Squibb common stock for each share of such series, provided, however, that such current conversion rate shall be subject to adjustment from time to time in certain instances. Bristol-Myers Squibb shall make no payment or adjustment on account of any dividends accrued on the shares of such series surrendered for conversion or on account of any dividends accrued on the Bristol-Myers Squibb common stock. In case of the call for redemption of any shares of such series such right of conversion shall cease and terminate, as to the shares designated for redemption, at the close of business on the date fixed for redemption unless default shall be made in the payment of the redemption price.

In case Bristol-Myers Squibb shall at any time subdivide its outstanding shares of Bristol-Myers Squibb common stock into a greater number of shares, by way of a dividend payable in Bristol-Myers Squibb common stock or a stock-split, or in case the outstanding shares of Bristol-Myers Squibb common stock shall be combined into a smaller number of shares, the conversion rate in effect immediately prior to such subdivision or combination shall be adjusted proportionately. In the event that Bristol-Myers Squibb shall, at any time or from time to time prior to the conversion or redemption of all of the shares of the $2.00 convertible preferred stock, grant to the holders of its Bristol-Myers Squibb common stock the right to subscribe for or purchase any shares of stock of any class of Bristol-Myers Squibb, Bristol-Myers Squibb shall concurrently therewith grant to the holders of shares of such series the same purchase or subscription rights in the same proportion as if each share of such series had been converted into shares of Bristol-Myers Squibb common stock at the then existing conversion rate.

Bristol-Myers Squibb shall not be required to give effect to any adjustment in the conversion rate unless and until the net effect of one or more adjustments, determined as above provided, shall have resulted in a change of the conversion rate by at least one-hundredth of one share of Bristol-Myers Squibb common stock, and when the cumulative net effect of more than one adjustment so determined shall be to change the conversion rate by at least one-hundredth of one share of Bristol-Myers Squibb common stock, such change in the conversion rate shall thereupon be given effect.

In case of any capital reorganization or any reclassification of the capital stock of Bristol-Myers Squibb or in case of the consolidation or merger of Bristol-Myers Squibb with or into another corporation or the conveyance of all or substantially all of the assets of Bristol-Myers Squibb to another corporation, each share of the $2.00 convertible preferred stock shall thereafter be convertible into the number of shares of stock or other securities or property to which a holder of the number of shares of Bristol-Myers Squibb common stock of Bristol-Myers Squibb deliverable upon conversion of such share of such series would have been entitled upon such reorganization, reclassification, consolidation, merger or conveyance; and, in any such case, appropriate adjustment (as determined by the BMS Board) shall be made in the application of the provisions herein set forth with respect to the rights and interests thereafter of the holders of such series, to the end that the provisions set forth herein (including provisions with respect to changes in and other adjustments of the conversion rate) shall thereafter be applicable, as nearly as reasonably may be, in relation to any shares of stock or other property thereafter deliverable upon the conversion of the shares of such series.

Redemption and Sinking Fund

No series of preferred stock will be redeemable or receive the benefit of a sinking fund except as set forth in the applicable certificate of designations.

Bristol-Myers Squibb may redeem the $2.00 convertible preferred shares at its option, at any time, or from time to time for $50.00 together with an amount equal to any dividends accrued and unpaid thereon to the date of redemption.

Shares of preferred stock that Bristol-Myers Squibb redeems or otherwise reacquires will resume the status of authorized and unissued shares of preferred stock undesignated as to series, and will be available for subsequent issuance. There are no restrictions on repurchase or redemption of the preferred stock while there is any arrearage on sinking fund installments except as may be set forth in the applicable certificate of designations.

Liquidation

In the event Bristol-Myers Squibb voluntarily or involuntarily liquidates, dissolves or winds up Bristol-Myers Squibb’s affairs, the holders of each series of preferred stock will be entitled to receive the liquidation preference per share specified in the applicable certificate of designation, plus any accrued and unpaid dividends. Holders of preferred stock will be entitled to receive these amounts before any distribution is made to the holders of common stock.

If the amounts payable to preferred stockholders are not paid in full, the holders of preferred stock will share ratably in any distribution of assets based upon the aggregate liquidation preference for all outstanding shares for each series. After the holders of shares of preferred stock are paid in full, they will have no right or claim to any of Bristol-Myers Squibb’s remaining assets.

Neither the par value nor the liquidation preference is indicative of the price at which the preferred stock will actually trade on or after the date of issuance.

Voting

The holders of preferred stock will be entitled to one vote on each matter properly brought before the holders of the common stock and preferred stock, with the holders of common stock, including in the election of directors, except as provided in the certificate of designations with respect to a particular series. Each holder of

$2.00 convertible preferred stock shall be entitled to one vote for each share held and, except as otherwise provided by the Bristol-Myers Squibb’s certificate of incorporation or by-laws, the shares of such series and the shares of Bristol-Myers Squibb common stock (and any other capital stock of Bristol-Myers Squibb at the time entitled thereto) shall vote together as one class. However, if and whenever accrued dividends on the preferred stock have not been paid or declared and a sum sufficient for the payment thereof set aside, in an amount equivalent to six quarterly dividends on all shares of all series of preferred stock at the time outstanding, then the holders of the preferred stock, voting separately as a class, will be entitled to elect two directors at the next annual or special meeting of the stockholders. During the time the holders of preferred stock are entitled to elect two additional directors, they are not entitled to vote with the holders of common stock in the election of any other directors. If all accumulated dividends on preferred stock have been paid in full, the holders of shares of preferred stock will no longer have the right to vote on directors except as provided for in the applicable certificate of designations, the term of office of each director so elected will terminate, and the number of Bristol-Myers Squibb’s directors will, without further action, be reduced accordingly. The vote of the holders of at least two-thirds of the outstanding shares of preferred stock voting only as a class is required to authorize any amendment to Bristol-Myers Squibb’s certificate of incorporation or by-laws which would materially alter any existing provisions of the preferred stock or which would authorize a class of preferred stock ranking prior to the outstanding preferred stock as to dividends or assets. In addition, the vote of the holders of at least a majority of the outstanding shares of preferred stock voting together as a class is required to authorize any amendment to Bristol-Myers Squibb’s certificate of incorporation authorizing the issuance of or any increase in the authorized amount of any class of preferred stock ranking on a parity with or increasing the number of authorized shares of preferred stock.

Antitakeover Provisions

The provisions of Delaware law, Bristol-Myers Squibb’s amended and restated certificate of incorporation and amended and restated bylaws, which are summarized below, may have antitakeover effects and could delay, defer or prevent a tender offer, takeover attempt or other change of control transaction that a stockholder might consider in its best interest.

Delaware Law Antitakeover Statute

Bristol-Myers Squibb is governed by the provisions of Section 203 of the DGCL. In general, Section 203 prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

•	the board of directors approved the acquisition of stock pursuant to which the person became an interested stockholder or the transaction that resulted in the person becoming an interested stockholder prior to the time that the person became an interested stockholder;
•	upon consummation of the transaction that resulted in the person becoming an interested stockholder such person owned at least 85% of the outstanding voting stock of the corporation, excluding, for purposes of determining the voting stock outstanding, voting stock owned by directors who are also officers and certain employee stock plans; or
•	the transaction is approved by the board of directors and by the affirmative vote of two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

In general, Section 203 defines a “business combination” to include mergers, asset sales and other transactions resulting in financial benefit to a stockholder and an “interested stockholder” as a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation’s outstanding voting stock. These provisions may have the effect of delaying, deferring or preventing changes in control of Bristol-Myers Squibb.

Issuance of Undesignated Preferred Stock

The BMS Board has the authority, without stockholder approval, to issue up to 10,000,000 shares of undesignated preferred stock with rights and preferences, to the extent not fixed by certain provisions set forth in the Bristol-Myers Squibb certificate of incorporation, designated from time to time by the BMS Board. As of

January 24, 2019, out of the 10,000,000 shares of authorized preferred stock, 1,300,188 shares have been designated as $2.00 convertible preferred stock (of which 3,586 shares have been issued and are outstanding). The existence of authorized but unissued shares of preferred stock would enable the BMS Board to render more difficult or to discourage an attempt to obtain control of Bristol-Myers Squibb by means of a merger, tender offer, proxy contest or other means.

No Cumulative Voting

Bristol-Myers Squibb’s certificate of incorporation does not provide for cumulative voting.

Size of Board of Directors and Vacancies

Bristol-Myers Squibb’s bylaws provide that the total number of Bristol-Myers Squibb directors will be fixed from time to time by a majority vote of the BMS Board. Bristol-Myers Squibb’s bylaws further provide that, subject to the rights of holders of any series of preferred stock to elect directors under specific circumstances, any newly created directorships resulting from an increase in the authorized number of directors and any vacancies occurring in the BMS Board, shall be filled by an affirmative vote of a majority of the remaining directors then in office, even if less than a quorum. Any directors so elected shall hold office until the next annual meeting of stockholders and until their successors are elected and qualify.

Amendment to bylaws

Bristol-Myers Squibb’s certificate of incorporation provides that the bylaws may be altered, amended or repealed or new bylaws may be made by the affirmative vote of the holders of record of a majority of the shares of Bristol-Myers Squibb entitled to vote, at any annual or special meeting, or, by a vote of the majority of the BMS Board, at any regular or special meeting at which a quorum is present.

Special Stockholder Meetings; Notice Requirements

Bristol-Myers Squibb’s bylaws provide that a special meeting of stockholders (1) may be called only by the chairman of the BMS Board or by the BMS Board pursuant to a resolution approved by a majority of the BMS Board and (2) must be called by the secretary upon the written request of the record holders of at least 25% in voting power of the outstanding shares of stock of Bristol-Myers Squibb who have complied with the requirements in Bristol-Myers Squibb’s by-laws. Bristol-Myers Squibb’s bylaws provide advance notice procedures for stockholders seeking to bring business before its annual meeting of stockholders or to nominate candidates for election as directors at its annual meeting of stockholders. Bristol-Myers Squibb’s by-laws also specify certain requirements regarding the form and content of a stockholder’s notice.

DESCRIPTION OF THE CVRS

Contingent Value Rights Agreement

The rights of holders of the CVRs will be governed by and subject to the terms and conditions of a Contingent Value Rights Agreement, which is referred to in this joint proxy statement/prospectus as the CVR agreement, to be entered into at or prior to the completion of the merger by Bristol-Myers Squibb and a trustee selected by Bristol-Myers Squibb and reasonably acceptable to Celgene. The following summary describes the material provisions of the CVR agreement. This summary may not contain all of the information about the CVRs that is important to you. The form of CVR agreement is attached as Annex B to this joint proxy statement/prospectus and is incorporated by reference into this joint proxy statement/prospectus, and we encourage you to read it carefully and in its entirety for a more complete understanding of the CVRs.

If required by applicable law, Bristol-Myers Squibb will use its reasonable best efforts to cause the CVR agreement to be qualified under the Trust Indenture Act. The terms of the CVRs include those that will be stated in the CVR agreement and those that will be made part of the CVR agreement by reference to the applicable provisions of the Trust Indenture Act. If any provision of the CVR agreement limits, qualifies or conflicts with another provision of the CVR agreement that is required to be included in the CVR agreement by any of the provisions of the Trust Indenture Act, the required provision will control.

Characteristics of the CVRs

The CVRs are not equity or voting securities of Bristol-Myers Squibb, do not represent ownership interests in Bristol-Myers Squibb and holders of the CVRs are not entitled to any rights of a stockholder or other equity or voting security of Bristol-Myers Squibb, either at law or in equity. The rights of the CVR holders will be limited to those expressly provided for in the CVR agreement.

Milestone Payment

Each holder of a CVR is entitled to receive $9.00 per CVR, which is referred to in this joint proxy statement/prospectus as the milestone payment, if the CVR milestone is achieved. CVR milestone in this joint proxy statement/prospectus means the satisfaction of all (but not less than all) of the following: (i) the bb2121 milestone has occurred on or prior to March 31, 2021; (ii) the JCAR017 milestone has occurred on or prior to December 31, 2020; and (iii) the Ozanimod milestone has occurred on or prior to December 31, 2020.

The following terms are defined in the CVR agreement attached as Annex B to this joint proxy statement/prospectus:

“bb2121” means a chimeric antigen receptor (CAR) T cell therapy targeting B-cell maturation antigen (BCMA).

“bb2121 milestone” means the first approval by the FDA of a biologic license application (BLA) that grants Celgene, Bristol-Myers Squibb or any of their respective affiliates, as defined in the CVR agreement, (or their respective successors and assigns) the right to commercially manufacture, market and sell bb2121 in the United States in accordance with applicable law for the treatment of relapsed/refractory multiple myeloma in humans.

“JCAR017” means a CAR T cell therapy targeting CD-19.

“JCAR017 milestone” means the first approval by the FDA of a biologic license application (BLA) that grants Celgene, Bristol-Myers Squibb or any of their respective affiliates, as defined in the CVR agreement, (or their respective successors and assigns) the right to commercially manufacture, market and sell JCAR017 in the United States in accordance with applicable law for the treatment of any relapsed-refractory diffuse large B cell lymphoma in humans.

“Ozanimod” means a small molecule sphingosine 1-phosphate receptor modulator, which binds to sphingosine 1-phosphate receptors 1 and 5.

“Ozanimod milestone” means the first approval by the FDA of a new drug application (NDA) that grants Celgene, Bristol-Myers Squibb or any of their respective affiliates, as defined in the CVR agreement, (or their respective successors and assigns) the right to commercially manufacture, market and sell Ozanimod in the United States in accordance with applicable law for the treatment of relapsing multiple sclerosis in humans.

Payment Date

Payment on the CVRs, if any, will be made no later than 20 business days following the first date on which the CVR milestone is achieved. On or before such date, Bristol-Myers Squibb will pay to the trustee an amount equal to $9.00 multiplied by the number of outstanding CVRs. The trustee will promptly (but in any event within two business days) pay to each holder of record of the CVRs as of 5:00 p.m. in New York City, three business days prior to such date, an amount equal to $9.00 multiplied by the number of CVRs held by such holder.

Bristol-Myers Squibb, the trustee or the paying agent may deduct and withhold from any amounts payable under the CVR agreement such amounts as are required to be deducted and withheld under the Code. The consent of the CVR holder is not required for any such withholding.

Issuance of CVRs

The CVRs will be issued following the effective time to the merger to holders of Celgene common stock whose shares have been converted into the right to receive the merger consideration and to the holders of the In-the-Money Options, and may be issued from time to time following the effective time of the merger to holders of certain other Celgene equity awards on the terms set forth in the merger agreement. See “The Merger Agreement—Treatment of Celgene Equity Awards” beginning on page 174 of this joint proxy statement/prospectus for a more detailed explanation.

The CVR agreement provides for authentication of the CVRs by the trustee upon execution and delivery of such CVRs pursuant to the CVR agreement.

Transferability of CVRs; Listing

The CVRs will be freely transferable and any interest therein may be sold, assigned, pledged, encumbered or in any manner transferred or disposed of, in whole or in part, as long as the transfer or other disposition is made in accordance with the applicable provisions of the CVR agreement and in compliance with applicable U. S. federal and state securities laws. A sale or exchange of a CVR would be a taxable transaction. See “Celgene Proposal I: Adoption of the Merger Agreement and Bristol-Myers Squibb Proposal I: Approval of the Stock Issuance—Material U.S. Federal Income Tax Consequences” beginning on page 164 of this joint proxy statement/prospectus for a more detailed explanation.

Bristol-Myers Squibb has agreed to use reasonable best efforts to cause the CVRs to be approved for listing on the NYSE or other national securities exchange and maintain such listing for as long as the CVRs remain outstanding.

Subordination

The CVRs are unsecured obligations of Bristol-Myers Squibb and all payments on the CVRs, all other obligations under the CVR agreement and any rights or claims relating to the CVRs and the CVR agreement will be subordinated in right of payment to the prior payment in full of senior obligations of Bristol-Myers Squibb, including the principal of, premium (if any) and interest on, and all other amounts owing thereon:

•	with respect to borrowed money;
•	evidenced by notes, debentures, bonds or other similar debt instruments;
•	with respect to the net obligations owed under interest rate swaps or similar agreements or currency exchange transactions;
•	as a result of reimbursement obligations in respect of letters of credit and similar obligations;
•	in respect of capital leases; or
•	as a result of guarantees in respect of obligations referred to in the first five bullets above;

unless, in any case, the instrument creating or evidencing the foregoing or pursuant to which the foregoing is outstanding provides that such obligations are pari passu to or subordinate in right of payment to the CVRs.

Bristol-Myers Squibb’s senior obligations do not include the CVR payments and other obligations under the CVR agreement; trade debt incurred in the ordinary course of business; any intercompany indebtedness between Bristol-Myers Squibb and any of its subsidiaries or affiliates; indebtedness of Bristol-Myers Squibb that is subordinated in right of payment to Bristol-Myers Squibb’s senior obligations; indebtedness or other obligations of Bristol-Myers Squibb that by its terms ranks equal or junior in right of payment to the CVR payments and all other obligations under the CVR agreement; indebtedness of Bristol-Myers Squibb that, by operation of applicable law, is subordinate to any general unsecured obligations of Bristol-Myers Squibb; and indebtedness evidenced by any guarantee of indebtedness ranking equal or junior in right of payment to the CVR payments and other obligations under the CVR agreement.

Upon any distribution to creditors of Bristol-Myers Squibb in liquidation, dissolution, bankruptcy, reorganization, insolvency, receivership or similar proceedings of Bristol-Myers Squibb, holders of senior obligations of Bristol-Myers Squibb (as described above) will be entitled to payment in full in cash of all such obligations prior to any payment being made on the CVRs. In addition, Bristol-Myers Squibb may not make any payment or distribution to any CVR holder of the CVR payments or other obligation under the CVR agreement or acquire from any CVR holder for cash any CVR, or propose the foregoing:

•	if any default on any senior obligations exceeding $25 million in aggregate principal amount would occur as a result of such payment, distribution or acquisition;
•	during the continuance of any payment default in respect of any senior obligations (after expiration of any applicable grace period) exceeding $25 million in aggregate principal amount;
•	if the maturity of any senior obligations representing more than $25 million in aggregate principal amount is accelerated in accordance with its terms and such acceleration has not been rescinded; or
•	following the occurrence of any default (other than a payment default, and after the expiration of any applicable grace period) with respect to any senior obligations with an aggregate principal amount of more than $25 million, the effect of which is to permit the holders of such senior obligations (or a trustee or agent acting on their behalf) to cause, with the giving of notice if required, the maturity of such senior obligations to be accelerated, for a period commencing upon the receipt by the trustee (with a copy to Celgene) of a written notice of such default from the representative of the holders of such senior obligations and ending when such senior obligations are paid in full in cash or cash equivalents or, if earlier, when such default is cured or waived.

Reporting Obligations

The CVR agreement provides that Bristol-Myers Squibb will file with the trustee within 15 days after Bristol-Myers Squibb is required to file the same with the SEC, copies of the annual reports and of the information, documents and other reports (or copies of such portions of the foregoing as the SEC may from time to time by rules and regulations prescribe) which Bristol-Myers Squibb is required to file with the SEC pursuant to Section 13 or Section 15(d) of the Exchange Act.

Diligent Efforts

Bristol-Myers Squibb has agreed to use “diligent efforts” to achieve the CVR milestone. “Diligent efforts” means, with respect to bb2121, JCAR017 or Ozanimod, efforts of a person or entity to carry out its obligations in a diligent manner using such effort and employing such resources normally used by such person or entity in the exercise of its reasonable business discretion relating to the research, development or commercialization of a product, that is of similar market potential at a similar stage in its development or product life, taking into account issues of market exclusivity (including patent coverage, regulatory and other exclusivity), safety and efficacy, product profile (including tolerability and convenience), the competitiveness of alternate products in the marketplace or under development, the launch or sales of one or more generic or biosimilar products, actual or likely pricing/reimbursement for bb2121, JCAR017 or Ozanimod, the likely timing of such product’s entry into the market, the likelihood of regulatory approval of such product and applicable labeling, and the profitability of such product, and other relevant factors, including technical, commercial, legal, scientific, and/or medical factors, based on conditions then prevailing.

Covenants

The CVR agreement provides that while any CVRs remain outstanding, Bristol-Myers Squibb will not merge or consolidate with or into any other person or sell or convey all or substantially all of its assets to any person, unless (i) Bristol-Myers Squibb is the continuing person, or the successor person or the person that acquires by sale or conveyance substantially all the assets of Bristol-Myers Squibb (including the shares of Celgene) is a person organized under the laws of the United States or any state thereof, the European Union or the United Kingdom and expressly assumes, by an agreement, executed and delivered to the trustee the due and punctual payment of the milestone payment, and the due and punctual performance and observance of all of the covenants and conditions of the CVR agreement to be performed or observed by the Bristol-Myers Squibb and (ii) Bristol-Myers Squibb, its successor or the person that acquires substantially all of its assets would not be in default in any material respect of the covenants and conditions of the CVR agreement immediately following the merger, sale or conveyance.

The CVR agreement also provides that, if Bristol-Myers Squibb or its affiliates, directly or indirectly, by a sale or swap of assets, merger, reorganization, joint venture, lease, license or any other transaction or arrangement, sells, transfers, conveys or otherwise disposes of its respective rights to bb2121, JCAR017 or Ozanimod to a third party, then the applicable milestone for such product will be deemed to have been satisfied for all purposes under the CVR agreement as of the earlier of the entry into a definitive agreement with respect to, and the consummation of, the transaction or arrangement involving such sale, transfer, conveyance or other disposition. However, Bristol-Myers Squibb may use contract research organizations, contract manufacturing organizations, contract sales organizations, subcontractors and distributors in the ordinary course of business to perform research, development, manufacturing and communalization activities without triggering the applicable milestone.

Events of Default

Each one of the following events is an event of default under the CVR agreement:

•	default in the payment of all or any part of the milestone payment after a period of ten business days after it becomes due and payable;
•	material default in the performance, or breach in any material respect, of any other covenant or warranty of Bristol-Myers Squibb in respect of the CVRs, and continuance of such default or breach for 90 days after written notice has been given to Bristol-Myers Squibb by the trustee, or to Bristol-Myers Squibb and the trustee by the holders of a majority of the outstanding CVRs, specifying such default or breach and requiring it to be remedied;
•	a court of competent jurisdiction entering a decree or order for relief in respect of Bristol-Myers Squibb in an involuntary case under any applicable bankruptcy, insolvency or other similar law, or appointing a receiver, liquidator, assignee, custodian, trustee or sequestrator (or similar official) of Bristol-Myers Squibb or for any substantial part of its property or ordering the winding up or liquidation of its affairs, and such decree or order remaining unstayed and in effect for a period of 90 consecutive days; or
•	Bristol-Myers Squibb commencing a voluntary case under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, or consenting to the entry of an order for relief in an involuntary case under any such law, or consent to the appointment of or taking possession by a receiver, liquidator, assignee, custodian, trustee or sequestrator (or similar official) of Bristol-Myers Squibb or for any substantial part of its property, or making any general assignment for the benefit of creditors.

If an event of default described above occurs and is continuing, then either the trustee, or the trustee upon the written request of holders of a majority of the outstanding CVRs, must bring suit to protect the rights of the holders, including to obtain payment for any amounts then due and payable, which amounts will bear interest at a rate of 3% plus the prime rate of interest until payment is made to the trustee.

The foregoing provisions, however, are subject to the condition that if, at any time after the trustee has begun suit, and before any judgment or decree for the payment of the moneys due has been obtained or entered, Bristol-Myers Squibb pays or deposits with the trustee a sum sufficient to pay all amounts which have become due (with interest upon such overdue amount at a rate of 3% plus the prime rate of interest to the date of such payment or deposit) and such amount as is sufficient to cover reasonable compensation to the trustee, its agents, attorneys and counsel, and all other expenses and liabilities incurred and all advances made, by the trustee, and if any and all events of default under the

CVR agreement have been cured, waived or otherwise remedied as provided herein, then the holders of a majority of all the CVRs then outstanding, by written notice to Bristol-Myers Squibb and to the trustee, may waive all defaults with respect to the CVRs, but no such waiver or rescission and annulment will extend to or will affect any subsequent default or shall impair any right consequent thereof.

Bristol-Myers Squibb has agreed to file with the trustee written notice of the occurrence of any event of default or other default under the CVR agreement within five business days after it becomes aware of any such default or event of default.

Repurchase by Bristol-Myers Squibb and Affiliates

The CVR agreement does not prohibit Bristol-Myers Squibb or any of its subsidiaries or affiliates from acquiring the CVRs, whether in open market transactions, private transactions or otherwise.

Amendment of CVR Agreement without Consent of CVR Holders

Without the consent of any CVR holders, Bristol-Myers Squibb and the trustee may amend the CVR agreement for any of the following purposes:

•	to convey, transfer, assign, mortgage or pledge to the trustee as security for the CVRs any property or assets;
•	to evidence the succession of another person to Bristol-Myers Squibb, and the assumption by any such successor of the covenants of Bristol-Myers Squibb in the CVR agreement and in the CVRs;
•	to add to Bristol-Myers Squibb’s covenants such further covenants, restrictions, conditions or provisions as Bristol-Myers Squibb and the trustee consider to be for the protection of the holders of CVR, and to make the occurrence, or the occurrence and continuance, of a default in any such additional covenants, restrictions, conditions or provisions an event of default permitting the enforcement of all or any of the several remedies provided in the CVR agreement, provided that in respect of any such additional covenant, restriction, condition or provision, such amendment may (i) provide for a particular grace period after default, (ii) provide for an immediate enforcement upon such event of default, (iii) limit the remedies available to the trustee upon such event of default, or (iv) limit the right of the holders of a majority of the outstanding CVRs to waive an event of default;
•	to cure any ambiguity, to correct or supplement any provision in the CVR agreement or in the CVRs which may be defective or inconsistent with any other provision in the CVR agreement, provided that these provisions may not materially reduce the benefits of the CVR agreement or the CVRs to the CVR holders;
•	to make any other provisions with respect to matters or questions arising under the CVR agreement, provided that such provisions may not adversely affect the interests of the CVR holders;
•	to make any amendments or changes necessary to comply or maintain compliance with the Trust Indenture Act, if applicable; or
•	to make any other change that does not adversely affect the interests of the CVR holders.

Amendment of CVR Agreement with Consent of CVR Holders

With the consent of the holders of at least a majority of the outstanding CVRs, Bristol-Myers Squibb and the trustee may make other amendments to the CVR agreement, provided that no such amendment may, without the consent of each holder of a CVR affected thereby:

•	modify in a manner adverse to the CVR holders (i) any provision contained in the CVR agreement with respect to the termination of the CVR agreement or the CVRs or (ii) the time for payment and amount of the milestone payment or otherwise extend the maturity of the CVRs or reduce the amounts payable in respect of the CVRs or modify any other payment term or payment date;
•	reduce the number of CVRs, the consent of whose holders is required for any such amendment; or
•	modify any of the provisions of the CVR agreement regarding amendments to the CVR agreement, except to increase the percentage of outstanding CVRs required for an amendment or to provide that certain other provisions of the CVR agreement cannot be modified or waived without the consent of each CVR holder affected by such modification or waiver.

STOCK OWNERSHIP OF AND VOTING BY BRISTOL-MYERS SQUIBB DIRECTORS AND EXECUTIVE OFFICERS AND CERTAIN STOCKHOLDERS

The following table sets forth, as of January 24, 2019, beneficial ownership of shares of Bristol-Myers Squibb common stock by each director, each of the named executive officers and all directors and executive officers as a group, and all persons known by the BMS Board to be beneficial owners of more than five percent of the outstanding shares of Bristol-Myers Squibb common stock, in each case, as of such date. Shares are beneficially owned when an individual has voting and/or investment power over the shares or could obtain voting and/or investment power over the shares within 60 days. Voting power includes the power to direct the voting of the shares and investment power includes the power to direct the disposition of the shares. Unless otherwise noted, shares listed below are owned directly or indirectly with sole voting and investment power. None of Bristol-Myers Squibb’s directors and executive officers, individually or as a group, beneficially owns greater than 1% of Bristol-Myers Squibb’s outstanding shares of common or preferred stock. There are no beneficial owners of more than 5% of the outstanding shares of Bristol-Myers Squibb’s preferred stock.

	Bristol-Myers Squibb Company
Name	Total Common Shares Owned(1)	Common Shares Underlying Options or Stock Units(2)	Common Shares Underlying Deferred Share Units(3)
P. J. Arduini	14,961	0	14,961
C. A. Bancroft	455,312	115,506	0
R. J. Bertolini	10,497	0	10,100
G. Caforio, M.D.	467,537	174,499	0
M. W. Emmens	10,457	0	10,197
M. Grobstein	78,862	0	75,479
A. J. Lacy	67,895	0	65,590
S. Leung	686,113	215,326	0
T. J. Lynch, Jr., M.D.	21,343	5,864	0
D. C. Paliwal	35,541	0	22,606
T. R. Samuels	31,103	0	9,102
V. L. Sato, Ph.D.	61,108	0	61,108
S. Schmukler	69,557	0	69,557
G. L. Storch	44,743	0	44,743
K. H. Vousden, Ph.D.	3,786	0	3,786
All Directors and Executive Officers as a Group(4)	2,445,295	634,420	317,672
Wellington Management Group LLP(5)	138,081,570	—	—
The Vanguard Group(6)	123,081,891	—	—
BlackRock, Inc.(7)	104,293,294	—	—
(1)	Consists of direct and indirect ownership of shares, shares credited to the accounts of the executive officers under the Bristol-Myers Squibb Company Savings and Investment Program, stock options that are currently exercisable, restricted stock units that vest within 60 days, the target number of market share units that vest within 60 days and deferred share units.
(2)	Consists of shares underlying stock options that are currently exercisable, restricted stock units that vest within 60 days, and the target number of market share units that vest within 60 days. None of these shares have any voting rights.
(3)	Consists of deferred share units that are valued according to the market value and stockholder return on equivalent shares of common stock. Deferred share units have no voting rights.
(4)	Includes 22 individuals.

Each of Bristol-Myers Squibb’s directors and executive officers is expected, as of the date of this joint proxy statement/prospectus, to vote his or her shares of Bristol-Myers Squibb stock “FOR” the stock issuance and “FOR” the Bristol-Myers Squibb adjournment proposal, although none of Bristol-Myers Squibb’s directors and executive officers has entered into any agreement requiring them to do so.

(5)	This information is based on the Schedule 13G/A filed by Wellington Management Group LLP with the SEC on February 8, 2018 reporting beneficial ownership as of December 31, 2017. The reporting person has sole voting power with respect to zero shares, shared voting power with respect to 40,154,614 shares, sole dispositive power with respect to zero shares and shared dispositive power with respect to 138,081,570 shares. The address of the reporting person is c/o Wellington Management Company LLP, 280 Congress Street, Boston, MA 02210.

(6)	This information is based on the Schedule 13G/A filed by The Vanguard Group with the SEC on February 8, 2018 reporting beneficial ownership as of December 31, 2017. The reporting person has sole voting power with respect to 2,316,578 shares, shared voting power with respect to 359,728 shares, sole dispositive power with respect to 120,881,783 shares and shared dispositive power with respect to 2,620,108 shares. The address of the reporting person is 100 Vanguard Blvd., Malvern, PA 19355.
(7)	This information is based on the Schedule 13G/A filed by BlackRock, Inc. with the SEC on February 8, 2018 reporting beneficial ownership as of December 31, 2017. The reporting person has sole voting power with respect to 90,017,995 shares, shared voting power with respect to zero shares, sole dispositive power with respect to 104,293,294 shares and shared dispositive power with respect to zero shares. The address of the reporting person is 55 East 52nd Street, New York, NY 10022.

STOCK OWNERSHIP OF AND VOTING BY CELGENE DIRECTORS AND EXECUTIVE OFFICERS AND CERTAIN STOCKHOLDERS

The table below sets forth the beneficial ownership of Celgene common stock as of January 29, 2019 (except as otherwise noted) by (i) each director of Celgene, (ii) each named executive officer for fiscal 2018 of Celgene, (iii) all current directors and executive officers of Celgene as a group and (iv) all persons known by the Celgene Board to be beneficial owners of more than five percent of the outstanding shares of Celgene common stock. Shares of Celgene common stock subject to options that are exercisable or that will become exercisable within 60 days after January 29, 2019 and restricted stock units, which are referred to in this joint proxy statement/prospectus as RSUs, that will vest within 60 days of January 29, 2019 are deemed outstanding and reflected in the amount of beneficial ownership column and for computing the ownership percentage of the stockholder holding such securities, but are not deemed outstanding for computing the ownership percentage of any other stockholder. Vested RSUs are included as Celgene common stock. Shares underlying Performance Stock Units (PSUs) are not deemed outstanding until earned and are not included in the table. As of January 29, 2019, there were 701,024,507 shares of Celgene common stock outstanding. Unless otherwise noted, the address of each stockholder listed in the table is c/o Celgene Corporation, 86 Morris Avenue, Summit, New Jersey 07901.

Name and Address of Beneficial Ownership	Amount and Nature of Beneficial Ownership		Percent of Class
Mark J. Alles	911,605	(1)	*
David V. Elkins	103,913	(2)	*
Peter N. Kellogg	438,111	(3)	*
S. J. Rupert Vessey, MA, BM BCh, FRCP, D.Phil.	220,464	(4)	*
Alise Reicin	42,500	(5)	*
Terrie Curran	151,262	(6)	*
Richard W. Barker, D.Phil., OBE	116,614	(7)	*
Hans E. Bishop	46,354	(8)	*
Michael Bonney	57,816	(9)	*
Michael D. Casey	288,411	(10)	*
Carrie S. Cox	163,846	(11)	*
Michael A. Friedman, M.D.	87,754	(12)	*
Julia A. Haller, M.D.	46,016	(13)	*
Patricia A. Hemingway Hall	23,266	(14)	*
James J. Loughlin	209,834	(15)	*
Ernest Mario, Ph.D.	123,703	(16)	*
John H. Weiland	28,841	(17)	*
All directors and executive officers as a group (19 persons)	3,316,862	(1-17)	*
BlackRock, Inc. 40 East 52nd Street New York, New York 10022	54,614,215	(18)	7.8%
The Vanguard Group, Inc. 100 Vanguard Blvd. Malvern, PA 19355	55,502,167	(19)	7.9%
(1)	Consists of 192,369 shares of Celgene common stock, 679,371 shares of Celgene common stock underlying stock options, 6,056 shares of Celgene common stock held in our 401(k) Plan and 33,809 shares of Common Stock underlying PSUs vesting within 60 days (subject to share withholding for taxes on the vesting date) for the benefit of Mr. Alles.
(2)	Consists of 103,913 shares of Celgene common stock underlying stock options for the benefit of Mr. Elkins.
(3)	Consists of 53,288 shares of Celgene common stock, 369,551 shares of Celgene common stock underlying stock options and 480 shares of Celgene common stock held in our 401(k) Plan and 14,792 shares of Celgene common stock underlying PSUs vesting within 60 days (subject to share withholding for taxes on the vesting date) for the benefit of Mr. Kellogg.
(4)	Consists of 7,253 shares of Celgene common stock, 212,794 shares of Celgene common stock underlying stock options and 417 shares of Celgene common stock held in our 401(k) Plan for the benefit of Mr. Vessey.

(5)	Consists of 42,500 shares of Celgene common stock underlying stock options for the benefit of Dr. Reicin.
(6)	Consists of 7,920 shares of Celgene common stock, 142,611 shares of Celgene common stock underlying stock options and 731 shares of Celgene common stock held in our 401(k) Plan for the benefit of Ms. Curran.
(7)	Consists of 12,548 shares of Celgene common stock and 104,066 shares of Celgene common stock underlying stock options for the benefit of Dr. Barker.
(8)	Consists of 23,088 shares of Celgene common stock and 23,266 shares of Celgene common stock underlying stock options for the benefit of Mr. Bishop.
(9)	Consists of 1,050 shares of Celgene common stock, 54,766 shares of Celgene common stock underlying stock options and 2,000 shares of Celgene common stock held by a family trust of which Mr. Bonney is trustee.
(10)	Consists of 117,813 shares of Celgene common stock held by a family trust of which Mr. Casey is a trustee and 170,598 shares of Celgene common stock underlying stock options.
(11)	Consists of 30,080 shares of Celgene common stock and 133,766 shares of Celgene common stock underlying stock options for the benefit of Ms. Cox.
(12)	Consists of 18,688 shares of Celgene common stock held by a family trust of which Dr. Friedman is a trustee and 69,066 shares of Celgene common stock underlying stock options.
(13)	Consists of 1,250 shares of Celgene common stock and 44,766 shares of Celgene common stock underlying stock options for the benefit of Dr. Haller.
(14)	Consists of 23,266 shares of Celgene common stock underlying stock options for the benefit of Ms. Hemingway Hall.
(15)	Consists of 37,436 shares of Celgene common stock, 170,598 shares of Celgene common stock underlying stock options and 1,800 shares of Celgene common stock owned by family trusts of which Mr. Loughlin’s spouse is a trustee.
(16)	Consists of 57,913 shares of Celgene common stock, 65,466 shares of Celgene common stock underlying stock options and 324 shares of Celgene common stock owned by Dr. Mario’s spouse.
(17)	Consists of 5,575 shares of Celgene common stock and 23,266 shares of Celgene common stock underlying stock options for the benefit of Mr. Weiland.
(18)	Information regarding BlackRock, Inc., as of December 31, 2017, was obtained from an amendment to Schedule 13G filed by BlackRock, Inc. with the SEC on January 29, 2018.
(19)	Information regarding The Vanguard Group, Inc., as of December 31, 2017, was obtained from a Schedule 13G filed by The Vanguard Group, Inc. with the SEC on February 8, 2018.

COMPARISON OF STOCKHOLDER RIGHTS

The rights of Bristol-Myers Squibb stockholders are currently governed by Delaware law and Bristol-Myers Squibb’s certificate of incorporation and by-laws. The rights of Celgene stockholders are currently governed by Delaware law and Celgene’s certificate of incorporation and by-laws. Following completion of the merger, the rights of Celgene stockholders who become stockholders of Bristol-Myers Squibb in the merger will be governed by Delaware law and Bristol-Myers Squibb’s certificate of incorporation and Bristol-Myers Squibb’s by-laws.

The following discussion summarizes the material differences between the current rights of Celgene stockholders and the current rights of Bristol-Myers Squibb stockholders. These differences arise from the governing instruments of the two companies.

Although it is impracticable to compare all of the aspects in which Bristol-Myers Squibb’s and Celgene’s governing instruments differ with respect to stockholder rights, the following discussion summarizes certain material differences between them. This summary is not intended to be complete, and it is qualified in its entirety by reference to Bristol-Myers Squibb’s certificate of incorporation and by-laws and Celgene’s certificate of incorporation and by-laws. In addition, the identification of some of the differences in the rights of these stockholders as material is not intended to indicate that other differences that are equally important do not exist. Bristol-Myers Squibb and Celgene urge you to carefully read this entire joint proxy statement/prospectus and the other documents to which Bristol-Myers Squibb and Celgene refer in this joint proxy statement/prospectus for a more complete understanding of the differences between the rights of a Bristol-Myers Squibb stockholder and the rights of a Celgene stockholder. Bristol-Myers Squibb and Celgene have filed with the SEC their respective governing documents referenced in this comparison of stockholder rights and will send copies of these documents to you, without charge, upon your written or telephonic request. See “Where You Can Find More Information” beginning on page 250 of this joint proxy statement/prospectus.

Material Differences in Stockholder Rights

	Bristol-Myers Squibb Stockholder Rights	Celgene Stockholder Rights
Authorized Capital Stock
As of January 31, 2019, the authorized capital stock of Bristol-Myers Squibb consists of (i) 4,500,000,000 shares of common stock, par value $0.10 per share and (ii) 10,000,000 shares of preferred stock, par value $1.00 per share.

As of January 31, 2019, the authorized capital stock of Celgene consists of (i) 1,150,000,000 shares of common stock, par value $0.01 per share, and (ii) 5,000,000 shares of preferred stock, par value $0.01 per share.

The BMS Board is authorized, without stockholder approval, to issue shares of preferred stock from time to time in one or more series and to fix and state, to the extent not fixed by the certain provisions set forth in the Bristol-Myers Squibb certificate of incorporation and subject to limitations prescribed by Delaware law, the voting powers, designations, preferences and relative, participating, optional and other special rights of the shares of each such series and the qualifications, limitations and restrictions thereof.

The Celgene Board is authorized, without stockholder approval, to issue shares of authorized preferred stock from time to time in one or more series and to fix, to the extent permitted by Delaware law, the designations, powers, preferences and rights and the qualifications, limitations and restrictions of each series of preferred stock.

	Bristol-Myers Squibb Stockholder Rights	Celgene Stockholder Rights
	As of January 24, 2019, there were outstanding (i) 1,632,464,617.509 shares of Bristol-Myers Squibb common stock, (ii) 3,605 shares of Bristol-Myers Squibb convertible preferred stock.	As of January 29, 2019, there were outstanding (i) 701,024,507 shares of Celgene common stock and (ii) no shares of Celgene preferred stock.

Number of Directors
The BMS Board currently has 11 members.

Bristol-Myers Squibb’s by-laws currently provide that the number of directors constituting the whole board of directors is fixed by a majority vote of the board of directors.

Bristol-Myers Squibb does not have a classified board of directors. Bristol-Myers Squibb’s by-laws provide that the directors shall be elected at any meeting of Bristol-Myers Squibb stockholders for the election of directors at which a quorum is present and shall serve until the next succeeding annual meeting of stockholders and until their respective successors have been elected and qualified.

The Celgene Board currently has 12 members.

Celgene’s by-laws currently provide that the number of members of the Celgene Board shall consist of no less than three and no more than 15 directors; provided, however, that a vote of a majority of the then-authorized number of directors may increase or decrease the number of directors.

Delaware law permits classified boards of directors. Celgene’s by-laws and certificate of incorporation do not provide for a classified board of directors.

Election of Directors
Bristol-Myers Squibb’s by-laws provide for a majority vote standard for uncontested elections of directors and a plurality of votes standard for contested elections of directors. Under Bristol-Myers Squibb’s by-laws, a majority of votes cast means that the number of votes “for” a director’s election must exceed the number of votes cast “against” that director’s election (with “abstentions” and “broker nonvotes” not counted as a vote cast either “for” or “against” that director’s election).

Under Delaware law, directors are elected annually. Celgene’s by-laws provide that, at any meeting duly called and held for the election of directors at which a quorum is present, each nominee for director shall be elected to the board of directors if the votes cast for such nominee’s election exceed the votes cast against such nominee’s election; provided, however, that directors shall be elected by a plurality of the votes cast by the holders (acting as such) of shares of stock of Celgene entitled to elect such directors at any meeting of stockholders for which the number of nominees exceeds the number of directors to be elected in a contested election. If directors are to be elected by a plurality of the votes cast, stockholders shall not be permitted to vote against a nominee.

	Bristol-Myers Squibb Stockholder Rights	Celgene Stockholder Rights
Removal of Directors
Under Delaware law, directors may be removed, with or without cause, by the affirmative vote of holders of a majority of the shares of stock outstanding and entitled to vote at an election of directors.

Under Delaware law and Celgene’s by-laws, any director or the entire board of directors may be removed, with or without cause, by the affirmative vote of holders of a majority of the shares of stock outstanding and entitled to vote at an election of directors.

Voting	Each holder of Bristol-Myers Squibb common stock is entitled to one vote per share of Bristol-Myers Squibb common stock.	Under Delaware law, each holder of Celgene common stock is entitled to one vote per share of Celgene common stock.

Cumulative Voting
Under Delaware law, Bristol-Myers Squibb stockholders are not entitled to cumulative voting unless it is expressly provided for in the certificate of incorporation. Bristol-Myers Squibb’s certificate of incorporation does not provide for cumulative voting.

Under Delaware law, Celgene stockholders are not entitled to cumulative voting unless it is expressly provided for in the certificate of incorporation. Celgene’s certificate of incorporation does not provide for cumulative voting.

Vacancies on the Board of Directors
Under Delaware law and Bristol-Myers Squibb’s by-laws, vacancies in the BMS Board, from any cause whatsoever, including vacancies created by an increase in the number of directors, shall be filled by an affirmative vote of a majority of the remaining directors, even if less than a quorum.

Celgene’s by-laws provide that vacancies on the board of directors caused by death, resignation, removal, disqualification, or other cause, or additional directorships resulting from an increase in the number of directors, may be filled at any time by a majority of directors then in office, even though less than a quorum remains, or in the case of any vacancy in the office of any director, by the stockholders. Any director so chosen shall hold office until his successor shall have been elected and qualified; or, if the person so chosen is a director elected to fill a vacancy, he shall hold office for the unexpired term of his predecessor.

Special Meeting of the Board of Directors
A special meeting of the BMS Board may be called by direction of the chairman of the board of directors, the lead independent director, if one shall be appointed by the board of directors, or any three of the directors then in office.

Celgene’s by-laws provide that special meetings of the Celgene Board may be called by the executive chairman of the board, the chief executive officer, the president or a majority of the directors then in office.

	Bristol-Myers Squibb Stockholder Rights	Celgene Stockholder Rights
Stockholder Action by Written Consent
Under Bristol-Myers Squibb’s certificate of incorporation and bylaws, any action required or permitted to be taken by the stockholders of the corporation must be effected at a duly called annual or special meeting of such stockholders and may not be effected by any consent in writing by such stockholders.

Celgene’s certificate of incorporation does not provide that action cannot be taken by the stockholders of Celgene by written consent. Accordingly, by default DGCL Section 228 applies and provides that any action required by statute to be taken at any annual or special meeting of the stockholders, or any action which may be taken at any annual or special meeting of the stockholders, may be taken by written consent if the written consent is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

Amendment to Certificate of Incorporation
Under Delaware law, an amendment to Bristol-Myers Squibb’s certificate of incorporation requires (i) a resolution of the BMS Board recommending that the amendment be approved by stockholders, (ii) the approval of a majority of the outstanding stock entitled to vote upon the proposed amendment and (iii) the approval of the holders of a majority of the outstanding stock of each class entitled to vote thereon as a class, if any. Under Bristol-Myers Squibb’s certificate of incorporation, Bristol-Myers Squibb reserves the right to amend its certificate of incorporation in any manner permitted by Delaware law and, with the sole exception of the rights and powers conferred under the provision of the certificate of incorporation with respect to liability of directors for breaches of fiduciary duties, all rights and powers conferred herein on Bristol-Myers Squibb’s stockholders, if any, are subject to such reserved power.

Under Delaware law, an amendment to Celgene’s certificate of incorporation requires (i) a resolution of the Celgene Board recommending that the amendment be approved by stockholders, (ii) the approval of a majority of the outstanding stock entitled to vote upon the proposed amendment and (iii) the approval of the holders of a majority of the outstanding stock of each class entitled to vote thereon as a class, if any.

	Bristol-Myers Squibb Stockholder Rights	Celgene Stockholder Rights
Amendment of By-laws
Bristol-Myers Squibb’s certificate of incorporation and by-laws provide that the by-laws may be altered, amended or repealed or new by-laws may be made by the affirmative vote of the holders of record of a majority of the shares entitled at the time to vote at any annual or special meeting, or by the affirmative vote of a majority of the directors cast at any regular or special meeting at which a quorum is present.

Celgene’s by-laws provide that the holders of shares entitled at the time to vote for the election of directors have power to adopt, amend, or repeal the by-laws by vote of not less than a majority of such shares, and except as otherwise provided by law, the board of directors has power equal in all respects to that of the stockholders to adopt, amend, or repeal the by-laws by vote of not less than a majority of the entire board.

Special Stockholder Meetings
Bristol-Myers Squibb’s by-laws provide that special meetings of the stockholders may be called only by the chairman of the board or by the board of directors.

In addition, a special meeting of the stockholders must be called by the secretary upon the written request of the record holders of at least 25% in voting power of the outstanding shares of stock of Bristol-Myers Squibb, which is referred to in this joint proxy statement/prospectus as the Requisite Percent, who have complied with the requirements in Bristol-Myers Squibb’s by-laws, which is referred to in this joint proxy statement/prospectus as the Stockholder Requested Special Meeting.

In order for a Stockholder Requested Special Meeting to be called, one or more requests for a special meeting must be signed by the Requisite Percent of record holders (or their duly authorized agents) and delivered to the Secretary, each of which is referred to in this joint proxy statement/prospectus as a Special Meeting Request and, collectively, the Special Meeting Requests. The Special Meeting Request(s) shall be sent to the secretary at the principal executive offices of Bristol-Myers Squibb by registered mail, return receipt requested.

The Special Meeting Request(s) shall (i) set forth a statement of the specific purpose(s) of the meeting, the

Celgene’s by-laws provide that special meetings of the stockholders may be called, for any purpose or purposes, by the chairman of the board of directors, if any, the chief executive officer, the president, the secretary, or a majority of the board of directors at any time.

In addition, a special meeting of stockholders must be called by the board of directors upon the written request to the secretary of one or more record holders of shares of Celgene stock representing in the aggregate not less than 25% of the outstanding shares of each class of stock of Celgene entitled to vote, which shares are reasonably determined by the board of directors to be Net Long Shares. “Net Long Shares” are defined in Celgene’s by-laws to mean shares of stock as to which a stockholder possesses the sole power to vote or direct the voting, the sole economic incidents of ownership and the sole power to dispose of or direct the disposition. Net Long Shares exclude any shares (a) sold by such stockholder in any transaction that has not been settled or closed, (b) borrowed by such stockholder for any purposes or purchased by such stockholder pursuant to an agreement to resell, or (c) subject to any option, warrant, derivative or other agreement or understanding, whether any such arrangement is to be settled with shares of stock or with cash based on the notional amount of shares subject thereto, in any such case which has, or is intended to have, the purpose or

Bristol-Myers Squibb Stockholder Rights	Celgene Stockholder Rights

matter(s) proposed to be acted on at the special meeting and the reasons for conducting such business at the special meeting, (ii) set forth the text of any proposal or business to be considered at the special meeting (including the text of any resolutions proposed to be considered and in the event that such business includes a proposal to amend the by-laws, the language of the proposed amendment), (iii) bear the date of signature of each such stockholder (or duly authorized agent) signing the Special Meeting Request(s), (iv) set forth (A) the name and address, as they appear in Bristol-Myers Squibb’s stock ledger, of each stockholder of record signing such request (or on whose behalf the Special Meeting Request(s) is signed) and the name and address of any beneficial owner on whose behalf such request is made; and (B) the class, if applicable, and number of shares of stock of Bristol-Myers Squibb that are owned of record and beneficially by each such stockholder and any such beneficial owner on whose behalf the Special Meeting Request(s) is made, (v) set forth any material interest of each stockholder signing such request or of any beneficial owner on whose behalf such request is made in the business proposed to be conducted at the special meeting, (vi) include a representation that the stockholders submitting the Special Meeting Request(s) and such beneficial owners, if any, on whose behalf such request is made, intend to appear in person or by proxy at the special meeting to present the proposal(s) or business to be brought before the special meeting, (vii) include a representation whether the stockholders or the beneficial owners, if any, intend or are part of a group which intends to solicit proxies or votes with respect to the proposals or business to be presented at the special meeting, (viii) set forth all information relating to each such stockholder or of such beneficial owner that must be disclosed in solicitations of proxies for election of effect of (i) reducing such stockholder’s rights to vote and to dispose of any of such shares, or (ii) offsetting gain or loss arising from the sole economic ownership of such shares by such stockholder.

To be in proper form, a special meeting request must be signed by each stockholder or (its qualified representative) requesting the special meeting and must set forth: (i) a brief description of each matter of business desired to be brought before the special meeting and the reasons for conducting such business at the special meeting (including the text of any resolutions to be proposed for consideration by stockholders); (ii) the name and record address, as they appear on Celgene’s books, of each stockholder requesting the special meeting; (iii) the class or series and number of shares of capital stock of Celgene which are owned by each stockholder requesting the special meeting, including shares beneficially owned and shares held of record; (iv) (A) a description of any agreement, arrangement or understanding that has been entered into as of the date of such notice by each stockholder requesting the special meeting, if any, the effect or intent of which is to mitigate loss to, manage risk or benefit of share price changes for, or increase or decrease the voting power of each such person or any of its affiliates or associates with respect to shares of stock of Celgene, and any performance-related fees to which each such party is directly or indirectly entitled based on any increase or decrease in the value of shares of Celgene; and (B) a representation that each stockholder requesting the special meeting will notify Celgene in writing of any of information required to be disclosed in clause (iv) that is in effect as of the record date for the special meeting not later than five business days following the later of the record date or the date notice of the record date is first publicly disclosed; (v) a

Bristol-Myers Squibb Stockholder Rights	Celgene Stockholder Rights

directors in an election contest (even if an election contest is not involved), or is otherwise required, in each case pursuant to Regulation 14A under the Exchange Act and (ix) contain such other information, if applicable, which shall be set forth in a stockholder’s notice required by Bristol-Myers Squibb’s bylaws. A stockholder may revoke his, her or its request for a special meeting at any time by written revocation delivered to the Bristol-Myers Squibb secretary. If, following such revocation, there are unrevoked requests from stockholders holding in the aggregate less than the Requisite Percent, the BMS Board, in its discretion, may cancel the Stockholder Requested Special Meeting.

The Bristol-Myers Squibb secretary shall not be required to call a Stockholder Requested Special Meeting if (i) the Special Meeting Request(s) relates to an item of business that is not a proper subject for stockholder action under applicable law, (ii) the Special Meeting Request(s) is received by Bristol-Myers Squibb during the period commencing 90 days prior to the first anniversary of the date of the immediately preceding annual meeting and ending on the date of the next annual meeting, (iii) an identical or substantially similar item (a “Similar Item”) was presented at a meeting of the stockholders held within 90 days prior to receipt by Bristol-Myers Squibb of such Special Meeting Request(s) (and, for purposes of this clause (iii), the nomination, election or removal of directors shall be deemed a “Similar Item” with respect to all items of business involving the nomination, election or removal of directors, the changing the size of the BMS Board and the filling of vacancies and/or newly created directorships), (iv) the BMS Board calls an annual or special meeting of stockholders to be held not later than 60 days after the Bristol-Myers Squibb description of all arrangements or understandings between each stockholder requesting the special meeting and any other person or persons (including their names) in connection with the proposal of such business desired to be brought before the special meeting by each stockholder requesting the special meeting and any material interest of each stockholder requesting the special meeting in such business desired to be brought before the special meeting; (vi) a representation that each stockholder requesting the special meeting intends to appear in person or by proxy at the special meeting to bring such business before the special meeting; (vii) an agreement by each stockholder requesting the special meeting to notify Celgene promptly in the event of any disposition prior to the record date for voting at the special meeting of shares of Celgene owned of record and an acknowledgement that any such disposition shall be deemed to be a revocation of such special meeting request with respect to such disposed shares; (viii) disclosure whether any of the stockholders requesting the special meeting will be soliciting proxies from other stockholders; (ix) in the case of any director nominations proposed to be presented at the special meeting, as to each person whom the stockholders requesting the special meeting propose to nominate for election as a director: (A) the name, age, business address and residence address of the person, (B) the principal occupation or employment of the person, (C) the class or series and number of shares of capital stock of Celgene which are owned beneficially or of record by the person, (D) a description of all arrangements or understandings between each stockholder requesting the special meeting and each nominee and any other person or persons (including their names) pursuant to which the nominations are to be made by the stockholders requesting the special meeting, and (E) any other

Bristol-Myers Squibb Stockholder Rights	Celgene Stockholder Rights

secretary’s receipt of the Special Meeting Request(s) and a Similar Item is included in Bristol-Myers Squibb’s notice as an item of business to be brought before such annual or special meeting of stockholders, (v) a Similar Item is already included in Bristol-Myers Squibb’s notice as an item of business to be brought before a meeting of the stockholders that has been called but not yet held, or (vi) the Special Meeting Request(s) was made in a manner that involved a violation of Regulation 14A under the Exchange Act. A Stockholder Requested Special Meeting shall be held at such date, time and place within or without the State of Delaware as may be fixed by the BMS Board; provided, however, that the date of any Stockholder Requested Special Meeting shall be not more than 90 days after the Secretary’s receipt of the properly submitted Special Meeting Request(s) containing the Requisite Percent.

Business transacted at any Stockholder Requested Special Meeting shall be limited to the purpose(s) stated in the Special Meeting Request(s); provided, however, that nothing herein shall prohibit the BMS Board from submitting matters to the stockholders at any Stockholder Requested Special Meeting. If none of the stockholder(s) who submitted the Special Meeting Request appears or sends a qualified representative to present the matters to be presented for consideration that were specified in the Special Meeting Request, Bristol-Myers Squibb need not present such matters for a vote at such meeting, notwithstanding that proxies in respect of such matter may have been received by Bristol-Myers Squibb.

information relating to the person that would be required to be disclosed in a proxy statement or other filing required to be made in connection with solicitations of proxies for election of directors pursuant to Section 14 of the Exchange Act; and (x) any other information that is required to be provided by each stockholder requesting the special meeting pursuant to Regulation 14A under the Exchange Act.

	Bristol-Myers Squibb Stockholder Rights	Celgene Stockholder Rights
Notice of Stockholder Meetings
Bristol-Myers Squibb’s by-laws require that written notice of each stockholders’ meeting must be mailed at least 10 days but not more than 60 days before the date of the meeting. Delaware law requires notice of a meeting to vote on a merger agreement, a sale, lease or exchange of all or substantially all assets, a conversion to another form of entity or a transfer, domestication or conveyance to a foreign jurisdiction to be given at least 20 days before the date of such meeting.

Celgene’s by-laws require that notice of a stockholder meeting must be given by the chairman of the board of directors, if any, the chief executive officer, the president, any vice-president, the secretary, or an assistant secretary, to stockholders not less than ten days or more than 60 days before the date of the meeting, unless a different period is prescribed by law. Delaware law requires notice of a meeting to vote on a merger agreement, a sale, lease or exchange of all or substantially all assets, a conversion to another form of entity or a transfer, domestication or conveyance to a foreign jurisdiction to be given at least 20 days before the date of such meeting.

Stockholder Nominations of Persons for Election as Directors
Bristol-Myers Squibb’s by-laws permit stockholders to nominate directors. Nominations of persons for election to the BMS Board and the proposal of other business to be considered by the stockholders may be made at an annual meeting of stockholders only (i) pursuant to Bristol-Myers Squibb’s notice of meeting (or any supplement thereto), (ii) by or at the direction of the BMS Board or any committee thereof, or (iii) by any stockholder of Bristol-Myers Squibb who was a stockholder of record of Bristol-Myers Squibb at the time the notice is delivered to the secretary of Bristol-Myers Squibb, who is entitled to vote at the meeting and who complies with the notice procedures set forth in the Bristol-Myers Squibb by-laws.

For any nominations or other business to be properly brought before an annual meeting by a stockholder pursuant to the Bristol-Myers Squibb by-laws, the stockholder must have given timely notice in writing thereof to the secretary of Bristol-Myers Squibb in accordance with the Bristol-Myers Squibb by-laws and, in the case of business other than nominations of persons for election to the board of directors, such other

Celgene’s by-laws permit stockholders to nominate directors. Nominations of persons for election to the Celgene Board may be made at an annual meeting of stockholders, either (a) by or at the direction of the board of directors (or any duly authorized committee thereof) or (b) by any stockholder of Celgene who (i) is a stockholder of record of Celgene on the date notice was given and on the record date for the determination of stockholders entitled to vote at such annual meeting and (ii) complies with the notice procedures set forth in Celgene’s by-laws.

In order for a stockholder to make a nomination or propose business at an annual meeting of the stockholders, the stockholder must give timely written notice to Celgene’s secretary not less than 60 days nor more than 90 days prior to the date of the annual meeting; provided, however, that in the event that less than 70 days’ notice or prior public disclosure of the date of the annual meeting is given or made to stockholders, notice by the stockholder (in order to be timely) must be so received not later than the close of business on the tenth day following the day on which such notice of the date of the annual meeting was mailed or

Bristol-Myers Squibb Stockholder Rights	Celgene Stockholder Rights

business must be a proper matter for stockholder action. To be considered timely, a stockholder’s notice must be received by the Bristol-Myers Squibb secretary at the principal executive offices of Bristol-Myers Squibb not less than 90, and not more than 120, calendar days before the first anniversary of the preceding year’s annual meeting (provided, however, that in the event that the date of the annual meeting is more than 30 days before, or more than 70 days after such anniversary date, notice by the stockholder must be so received not earlier than 120 calendar days before such annual meeting and not later than the later of 90 calendar days before such annual meeting or ten calendar days following the day on which public announcement of the date of such meeting is first made by Bristol-Myers Squibb). In no event shall the public announcement of an adjournment or postponement of an annual meeting commence a new time period (or extend any time period) for the giving of a stockholder’s notice as described above. A stockholder’s notice shall set forth: (i) as to each person whom the stockholder proposes to nominate for election or re-election as a director, all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors pursuant to Regulation 14A under the Exchange Act, and the rules and regulations promulgated thereunder, including such person’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected; (ii) as to any other business that the stockholder proposes to bring before the meeting, a brief description of the business desired to be brought before the meeting, the text of the proposal or business (including the text of any resolutions proposed for consideration and in the event that such business includes a proposal to amend the by-laws of Bristol-Myers Squibb, the language of the proposed amendment), the reasons for such public disclosure of the date of the annual meeting was made, whichever first occurs.

A stockholder’s notice to the secretary must set forth (a) as to each person whom the stockholder proposes to nominate for election as a director: (i) the name, age, business address and residence address of the person; (ii) the principal occupation or employment of the person; (iii) the class or series and number of shares of capital stock of Celgene which are owned beneficially or of record by the person; (iv) a description of all arrangements or understandings between the stockholder and each nominee and any other person or persons (including their names) pursuant to which the nominations are to be made by the stockholder; and (v) any other information relating to the person that would be required to be disclosed in a proxy statement or other filing required to be made in connection with solicitations of proxies for election of directors pursuant to Section 14 of the Exchange Act; and (b) as to the stockholder giving the notice: (i) the name and record address, as they appear on Celgene’s books, of such stockholder; (ii) the class or series and number of shares of capital stock of Celgene which are owned beneficially or of record by such stockholder; (iii) (A) a description of any agreement, arrangement or understanding that has been entered into as of the date of such notice by such stockholder and beneficial owner, if any, the effect or intent of which is to mitigate loss to, manage risk or benefit of share price changes for, or increase or decrease the voting power of each such person or any of its affiliates or associates with respect to shares of stock of Celgene and any performance-related fees to which each such party is directly or indirectly entitled based on any increase or decrease in the value of shares of Celgene; and (B) a representation that the stockholder will

Bristol-Myers Squibb Stockholder Rights	Celgene Stockholder Rights

conducting such business at the meeting and any material interest in such business of such stockholder and the beneficial owner, if any, on whose behalf the proposal is made; and (iii) as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made (A) the name and address of such stockholder, as they appear on Bristol-Myers Squibb’s books, and of such beneficial owner, (B) the class or series and number of shares of stock of Bristol-Myers Squibb that are, directly or indirectly, owned beneficially and/or of record by such stockholder and such beneficial owner, (C) a description of any agreement, arrangement or understanding with respect to the nomination or proposal between or among such stockholder and/or such beneficial owner, any of their respective affiliates or associates, and any others acting in concert with any of the foregoing, including, in the case of a nomination, the nominee, (D) a description of any agreement, arrangement or understanding (including any derivative or short positions, profit interests, options, warrants, stock appreciation or similar rights, hedging transactions, and borrowed or loaned shares) that has been entered into as of the date of the stockholder’s notice by, or on behalf of, such stockholder and such beneficial owners, the effect or intent of which is to mitigate loss to, manage risk or benefit of share price changes for, or increase or decrease the voting power of, such stockholder or such beneficial owner, with respect to shares of stock of Bristol-Myers Squibb, (E) the name in which all such shares of stock are registered on the stock transfer books of Bristol-Myers Squibb, (F) a representation that the stockholder is a holder of record of stock of Bristol-Myers Squibb entitled to vote at such meeting and intends to appear at the meeting in person or by proxy to bring such business or nomination before the meeting, (G) a notify Celgene in writing of any of information required to be disclosed in clause (iii)(A) that is in effect as of the record date for the meeting not later than five business days following the later of the record date or the date notice of the record date is first publicly disclosed; (iv) a description of all arrangements or understandings between such stockholder and any other person or persons (including their names) in connection with the proposal of such business by such stockholder and any material interest of such stockholder in such business; (v) disclosure whether the stockholder will be soliciting proxies from other stockholders; (vi) a representation that such stockholder intends to appear in person or by proxy at the annual meeting to bring such business before the meeting; and (vii) any other information that is required to be provided by the stockholder pursuant to Regulation 14A under the Exchange Act.

Bristol-Myers Squibb Stockholder Rights	Celgene Stockholder Rights

representation whether the stockholder and/or the beneficial owner, if any, intends or is part of a group which intends (a) to deliver a proxy statement and/or form of proxy to holders of at least the percentage of Bristol-Myers Squibb’s outstanding capital stock required to approve or adopt the proposal or elect the nominee and/or (b) otherwise to solicit proxies or votes from stockholders in support of such proposal or nomination, and (H) all other information relating to the proposed business, the proposed nomination, the stockholder and the beneficial owner, if any, which may be required to be disclosed in a proxy statement or other filings required to be made in connection with soliciting proxies in accordance with applicable law, including, without limitation, Regulation 14A of the Exchange Act, and the rules and regulations promulgated there under. In addition, a stockholder seeking to submit such business or nomination at the meeting shall promptly provide any other information reasonably requested by Bristol-Myers Squibb.

In the event that the number of directors to be elected to the BMS Board is increased effective after the time period for which nominations would otherwise be due and there is no public announcement by Bristol-Myers Squibb naming the nominees for the additional directorships at least 100 days prior to the first anniversary of the preceding year’s annual meeting, a stockholder’s notice required by the Bristol-Myers Squibb by-laws shall also be considered timely, but only with respect to nominees for the additional directorships, if it shall be delivered to the Secretary at the principal executive offices of Bristol-Myers Squibb not later than ten days following the day on which such public announcement is first made by Bristol-Myers Squibb.

	Bristol-Myers Squibb Stockholder Rights	Celgene Stockholder Rights
Stockholder Proposals (other than Nomination of Persons for Election as Directors)
Bristol-Myers Squibb’s by-laws provide that at an annual meeting of stockholders only such business will be conducted, and only such proposals will be acted upon, as are properly brought before the annual meeting of stockholders (i) by, or at the direction of, the BMS Board or any committee thereof or (ii) by a stockholder of Bristol-Myers Squibb who complies with the procedures set forth in Bristol-Myers Squibb’s by-laws. Bristol-Myers Squibb’s bylaws provide that in order for a stockholder to propose business at an annual meeting of the stockholders, the stockholder must give timely written notice to Bristol-Myers Squibb’s secretary. To be considered timely, a stockholder’s notice must be received by Bristol-Myers Squibb’s secretary not less than 90, and not more than, 120 calendar days before the first anniversary of the preceding year’s annual meeting; provided, however, that in the event that the date of the annual meeting is more than 30 days before, or more than 70 days after such anniversary date, notice by the stockholder must be so received not earlier than 120 calendar days before such annual meeting and not later than the later of 90 calendar days before such annual meeting or ten calendar days following the day on which public announcement of the date of such meeting is first made by the Bristol-Myers Squibb.

A stockholder’s notice to Bristol-Myers Squibb’s secretary must set forth: (1) a brief description of the business desired to be brought before the meeting, the text of the proposal or business (including the text of any resolutions proposed for consideration and in the event that such business includes a proposal to amend the bylaws of Bristol-Myers Squibb, the language of the proposed amendment), the reasons for conducting such business at the meeting and any material interest in such business of such stockholder and the beneficial

Celgene’s by-laws provide that at an annual meeting of stockholders no business may be transacted other than business that is either (i) specified in the notice of meeting given by or at the direction of the board of directors (or any duly authorized committee thereof), (ii) otherwise properly brought before the annual meeting by or at the direction of the board of directors (or any duly authorized committee thereof) or (iii) a proper matter for stockholder action under the DGCL that has been properly brought before the annual meeting by a stockholder who (A) is a stockholder of record on the date notice was given and on the record date for the determination of stockholders entitled to vote at such annual meeting and (B) complies with the procedures set forth in Celgene’s by-laws.

In order for a stockholder to propose business at an annual meeting of the stockholders, the stockholder must give timely written notice to Celgene’s secretary not less than 60 days nor more than 90 days prior to the date of the annual meeting; provided, however, that in the event that less than 70 days’ notice or prior public disclosure of the date of the annual meeting is given or made to stockholders, notice by the stockholder (in order to be timely) must be so received not later than the close of business on the tenth day following the day on which such notice of the date of the annual meeting was mailed or such public disclosure of the date of the annual meeting was made, whichever first occurs.

A stockholder’s notice to the secretary must set forth as to each matter such stockholder proposes to bring before the annual meeting (a) a brief description of the business desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting; (b) the name and record address of such stockholder; (c) the class or series and

Bristol-Myers Squibb Stockholder Rights	Celgene Stockholder Rights

owner, if any, on whose behalf the proposal is made, (2) the name and record address of such stockholder, (3) the class or series and number of shares of capital stock of Bristol-Myers Squibb which are owned beneficially or of record by such stockholder, (4) a description of any agreement, arrangement or understanding between such stockholder and any other person or persons (including their names) in connection with the proposal of such business by such stockholder, (5) a description of any agreement, arrangement or understanding that has been entered into as of the date of the stockholder’s notice by, or on behalf of, such stockholder and such beneficial owners, the effect or intent of which is to mitigate loss to, manage risk or benefit of share price changes for, or increase or decrease the voting power of, such stockholder or such beneficial owner, with respect to shares of stock of Bristol-Myers Squibb, (6) the name in which all such shares of stock are registered on the stock transfer books of Bristol-Myers Squibb, (7) a representation that the stockholder is a holder of record of stock of Bristol-Myers Squibb entitled to vote at such meeting and intends to appear at the meeting in person or by proxy to bring such business or nomination before the meeting, (8) a representation whether the stockholder and/or the beneficial owner, if any, intends or is part of a group which intends (a) to deliver a proxy statement and/or form of proxy to holders of at least the percentage of the Bristol-Myers Squibb’s outstanding capital stock required to approve or adopt the proposal and/or (b) otherwise to solicit proxies or votes from stockholders in support of such proposal, and (9) all other information relating to the proposed business, the stockholder and the beneficial owner, if any, which may be required to be disclosed in a proxy statement or other filings required to be made in connection with soliciting proxies in number of shares of capital stock of Celgene which are owned beneficially or of record by such stockholder, (d) (i) a description of any agreement, arrangement or understanding that has been entered into as of the date of such notice by such stockholder and beneficial owner, if any, the effect or intent of which is to mitigate loss to, manage risk or benefit of share price changes for, or increase or decrease the voting power of each such person or any of its affiliates or associates with respect to shares of stock of Celgene, and any performance-related fees to which each such party is directly or indirectly entitled based on any increase or decrease in the value of shares of Celgene, and (ii) a representation that the stockholder will notify Celgene in writing of any information required to be disclosed under clause (i) that is in effect as of the record date for the meeting not later than five business days following the later of the record date or the date notice of the record date is first publicly disclosed; (e) a description of all arrangements or understandings between such stockholder and any other person or persons (including their names) in connection with the proposal of such business by such stockholder and any material interest of such stockholder in such business; (f) disclosure whether the stockholder will be soliciting proxies from other stockholders; (g) a representation that such stockholder intends to appear in person or by proxy at the annual meeting to bring such business before the meeting; and (h) any other information required to be provided by the stockholder pursuant to Regulation 14A under the Exchange Act.

	Bristol-Myers Squibb Stockholder Rights	Celgene Stockholder Rights

accordance with applicable law, including, without limitation, Regulation 14A of the Exchange Act, and the rules and regulations promulgated there under. In addition, a stockholder seeking to propose such business at the meeting shall promptly provide any other information reasonably requested by Bristol-Myers Squibb.

A special meeting request for any item of business other than the nomination of any director to the BMS Board must comply with the requirements set forth in Bristol-Myers Squibb’s by-laws, which are described in greater detail in the section titled “Comparison of Stockholder Rights—Special Stockholder Meetings” beginning on page 229 of this joint proxy statement/prospectus.

Limitation of Liability of Directors and Officers
Delaware law provides that a corporation may limit or eliminate a director’s personal liability for monetary damages to the corporation or its stockholders for breach of fiduciary duty as a director, except for liability for: (i) any breach of the director’s duty of loyalty to such corporation or its stockholders; (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) willful or negligent violation of provisions of Delaware law governing payment of dividends and stock purchases or redemptions; (iv) any transaction from which the director derived an improper personal benefit; or (v) any act or omission before the adoption of such a provision in the certificate of incorporation.

Bristol-Myers Squibb’s certificate of incorporation provides that directors are not personally liable to Bristol-Myers Squibb or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such liability arises (i) from a breach of the director’s duty of loyalty to Bristol-Myers Squibb or its stockholders, (ii) acts or omissions not in good faith or

Delaware law provides that a corporation may limit or eliminate a director’s personal liability for monetary damages to the corporation or its stockholders for breach of fiduciary duty as a director, except for liability for: (i) any breach of the director’s duty of loyalty to such corporation or its stockholders; (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) willful or negligent violation of provisions of Delaware law governing payment of dividends and stock purchases or redemptions; (iv) any transaction from which the director derived an improper personal benefit; or (v) any act or omission before the adoption of such a provision in the certificate of incorporation.

Celgene’s certificate of incorporation provides that directors are not personally liable to Celgene or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such liability arises from (i) a breach of the director’s duty of loyalty to Celgene or its stockholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a

	Bristol-Myers Squibb Stockholder Rights	Celgene Stockholder Rights
	which involve a knowing violation of law, (iii) under Section 174 of the DGCL or (iv) any transaction from which the director derived an improper personal benefit.	knowing violation of law, (iii) under Section 174 of the DGCL or (iv) any transaction from which the director derived an improper personal benefit.

Indemnification of Directors, Officers Employees and Agents
Bristol-Myers Squibb’s by-laws provide that Bristol-Myers Squibb will indemnify and hold harmless to the fullest extent permitted by Delaware law, any person (and the heirs, executors or administrators of such person) who is a party or otherwise involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director or officer of Bristol-Myers Squibb or is or was serving at the request of Bristol-Myers Squibb as a director or officer of another corporation, partnership, joint venture, trust or other enterprise. The right to indemnification conferred in Bristol-Myers Squibb’s by-laws also includes the right to be paid by Bristol-Myers Squibb the expenses incurred in connection with any such proceeding in advance of its final disposition to the fullest extent authorized by Delaware law. The right to indemnification conferred in Bristol-Myers Squibb’s certificate of incorporation is a contract right.

Additionally, under Bristol-Myers Squibb’s by-laws, the BMS Board can provide indemnification to any person to such extent as the BMS Board determines to be appropriate in its discretion from time to time.

Celgene’s certificate of incorporation provides that Celgene will indemnify, to the fullest extent permitted by law, any person (and the heirs, executors or administrators of such person) made or threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that such person is or was a director, officer, incorporator, employee or agent of Celgene, or is or was serving at the request of Celgene as a director, officer, incorporator, employee or agent of another corporation, partnership, joint venture, trust or other enterprise.

Appraisal Rights or Dissenters’ Rights
Under Delaware law, stockholders of a Delaware corporation have the right in certain mergers or consolidations to which the corporation is a party, to demand payment for the fair value of their shares pursuant to, and in compliance with procedures set forth in Section 262 of the DGCL, except in connection with a merger or consolidation with respect to shares (i) listed on a national securities exchange or held of record by more than

Under Delaware law, stockholders of a Delaware corporation have the right in certain mergers or consolidations to which the corporation is a party, to demand payment for the fair value of their shares pursuant to, and in compliance with procedures set forth in Section 262 of the DGCL, except in connection with a merger or consolidation with respect to shares (i) listed on a national securities exchange or held of record by more than

Bristol-Myers Squibb Stockholder Rights	Celgene Stockholder Rights

2,000 holders and (ii) for which, pursuant to the plan of merger or consolidation, stockholders will receive only (A) shares or depository receipts of another corporation which at the date the merger or consolidation is completed will be either listed on a national securities exchange or held of record by more than 2,000 holders, (B) shares of stock or depositary receipts of the surviving corporation in the merger or consolidation, (C) cash in lieu of fractional shares or (D) any combination of the foregoing. Delaware law also provides that, subject to certain exceptions, stockholders of a surviving corporation do not have appraisal rights in connection with a plan of merger if the merger did not require for its approval the vote of the surviving corporation’s stockholders. Delaware law permits the certificate of incorporation of a Delaware corporation to provide for appraisal rights in mergers or consolidations in which appraisal rights are not otherwise available and in connection with amendments to the certificate of incorporation and sales of all or substantially all assets. Bristol-Myers Squibb’s certificate of incorporation contains no provisions giving rise to appraisal rights in such transactions.

Additionally, pursuant to Section 262 of the DGCL, if immediately before a merger or consolidation the shares of a class or series of stock of a corporation as to which appraisal rights are available were listed on a national securities exchange, the Delaware Court of Chancery must dismiss an appraisal proceeding as to all stockholders who assert appraisal rights unless (i) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, or (ii) the value of the consideration provided in the merger or consolidation for such total number of shares seeking appraisal exceeds $1 million, or (iii) the merger was approved pursuant to Section 253 or Section 267 of the DGCL.

2,000 holders and (ii) for which, pursuant to the plan of merger or consolidation, stockholders will receive only (A) shares or depository receipts of another corporation which at the date the merger or consolidation is completed will be either listed on a national securities exchange or held of record by more than 2,000 holders, (B) shares of stock or depositary receipts of the surviving corporation in the merger or consolidation, (C) cash in lieu of fractional shares or (D) any combination of the foregoing. Delaware law also provides that, subject to certain exceptions, stockholders of a surviving corporation do not have appraisal rights in connection with a plan of merger if the merger did not require for its approval the vote of the surviving corporation’s stockholders. Delaware law permits the certificate of incorporation of a Delaware corporation to provide for appraisal rights in mergers or consolidations in which appraisal rights are not otherwise available and in connection with amendments to the certificate of incorporation and sales of all or substantially all assets. Celgene’s certificate of incorporation contains no provisions giving rise to appraisal rights in such transactions.

Additionally, pursuant to Section 262 of the DGCL, if immediately before a merger or consolidation the shares of a class or series of stock of a corporation as to which appraisal rights are available were listed on a national securities exchange, the Delaware Court of Chancery must dismiss an appraisal proceeding as to all stockholders who assert appraisal rights unless (i) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, or (ii) the value of the consideration provided in the merger or consolidation for such total number of shares seeking appraisal exceeds $1 million, or (iii) the merger was approved pursuant to Section 253 or Section 267 of the DGCL.

	Bristol-Myers Squibb Stockholder Rights	Celgene Stockholder Rights

At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest will accrue thereafter as provided herein only upon the sum of (i) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (ii) interest theretofore accrued, unless paid at that time.

At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest will accrue thereafter as provided herein only upon the sum of (i) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (ii) interest theretofore accrued, unless paid at that time.

Dividends and Stock Repurchases
Under Bristol-Myers Squibb’s certificate of incorporation and by-laws, subject to the preferential rights of any holders of outstanding preferred stock or any other class of stock having preference over the common stock, holders of Bristol-Myers Squibb common stock are entitled to receive, to the extent permitted by law, such dividends as the BMS Board may declare from time to time from funds available therefor.

Subject to any rights of any outstanding series of Celgene shares senior to the shares of Celgene common stock, the holders of Celgene common stock are entitled to such dividends as may be declared from time to time by the Celgene Board from funds available therefor.

The Celgene Series A Convertible Preferred Stock will bear no dividends, and the holders of the Celgene Series A Convertible Preferred Stock shall not be entitled to receive dividends on the Celgene Series A Convertible Preferred Stock.

Each Celgene Series B Convertible Preferred Stock will bear dividends, when, as and if declared by the Celgene Board at the higher of (i) a rate of 9% of the original Celgene Series B issue price per annum, compounded quarterly, or (ii) the total of all cash dividends paid in any one calendar year per share of Common Stock, multiplied by the number of Conversion Shares into which a share of Celgene Series B Convertible Preferred Stock is convertible on December 31 of such calendar year. Dividends on the Celgene Series B Convertible Preferred Stock shall accrue cumulatively, whether or not declared, and shall be added to the liquidation preference as provided in the certificate of designation of the Series B Convertible Preferred Stock.

Stockholder Vote on Fundamental or Extraordinary Corporate	Under Delaware law, a sale, lease or exchange of all or substantially all of Bristol-Myers Squibb’s assets, an	Under Delaware law, a sale, lease or exchange of all or substantially all of Celgene’s assets, an amendment to

	Bristol-Myers Squibb Stockholder Rights	Celgene Stockholder Rights
Transactions
amendment to Bristol-Myers Squibb’s certificate of incorporation, a merger or consolidation of Bristol-Myers Squibb with another corporation or a dissolution of a corporation generally requires the affirmative vote of the BMS Board and, with limited exceptions, the affirmative vote of a majority of the aggregate voting power of the outstanding stock entitled to vote on the transaction.

Celgene’s certificate of incorporation, a merger or consolidation of Celgene with another corporation or a dissolution of a corporation generally requires the affirmative vote of the Celgene Board and, with limited exceptions, the affirmative vote of a majority of the aggregate voting power of the outstanding stock entitled to vote on the transaction.

State Antitakeover Provisions
Bristol-Myers Squibb has not opted out of Section 203 of the DGCL, which provides that, if a person acquires 15% or more of the outstanding voting stock of Bristol-Myers Squibb, thereby becoming an “interested stockholder,” that person may not engage in certain “business combinations” with Bristol-Myers Squibb, including mergers, purchases and sales of 10% or more of its assets, stock purchases and other transactions pursuant to which the percentage of Bristol-Myers Squibb’s stock owned by the interested stockholder increases (other than on a pro rata basis) or pursuant to which the interested stockholder receives a financial benefit from the corporation, for a period of three years after becoming an interested stockholder, unless one of the following exceptions applies: (i) the BMS Board approved the acquisition of stock pursuant to which the person became an interested stockholder or the transaction that resulted in the person becoming an interested stockholder prior to the time that the person became an interested stockholder; (ii) upon consummation of the transaction that resulted in the person becoming an interested stockholder such person owned at least 85% of the outstanding voting stock of the corporation, excluding, for purposes of determining the voting stock outstanding, voting stock owned by directors who are also officers and certain employee stock plans; or (iii) the transaction is approved by the BMS Board and by the affirmative vote of two-thirds of the outstanding voting stock which is not owned by the interested stockholder. An “interested stockholder” also includes

Celgene has not opted out of Section 203 of the DGCL, which provides that, if a person acquires 15% or more of the outstanding voting stock of Celgene, thereby becoming an “interested stockholder,” that person may not engage in certain “business combinations” with Celgene, including mergers, purchases and sales of 10% or more of its assets, stock purchases and other transactions pursuant to which the percentage of Celgene’s stock owned by the interested stockholder increases (other than on a pro rata basis) or pursuant to which the interested stockholder receives a financial benefit from the corporation, for a period of three years after becoming an interested stockholder, unless one of the following exceptions applies: (i) the Celgene Board approved the acquisition of stock pursuant to which the person became an interested stockholder or the transaction that resulted in the person becoming an interested stockholder prior to the time that the person became an interested stockholder; (ii) upon consummation of the transaction that resulted in the person becoming an interested stockholder such person owned at least 85% of the outstanding voting stock of the corporation, excluding, for purposes of determining the voting stock outstanding, voting stock owned by directors who are also officers and certain employee stock plans; or (iii) the transaction is approved by the Celgene Board and by the affirmative vote of two-thirds of the outstanding voting stock which is not owned by the interested stockholder. An “interested stockholder” also includes the affiliates and associates of a 15% or more owner and any affiliate or associate

	Bristol-Myers Squibb Stockholder Rights	Celgene Stockholder Rights

the affiliates and associates of a 15% or more owner and any affiliate or associate of the corporation who was the owner of 15% or more of the outstanding voting stock within the three-year period prior to determine whether a person is an interested stockholder.
of the corporation who was the owner of 15% or more of the outstanding voting stock within the three-year period prior to determine whether a person is an interested stockholder.

Stockholder Rights Plan
While Delaware law does not include a statutory provision expressly authorizing stockholder rights plans, such rights plans have generally been found to be authorized by Delaware law and have been upheld by Delaware courts where they are adopted in response to a reasonably perceived threat to a corporation and its stockholders, and maintaining such rights plans in response to such threat has been found to be reasonable in relation to the threat posed.

Bristol-Myers Squibb does not currently have a stockholder rights plan, but the BMS Board has the power under Delaware law and Bristol-Myers Squibb’s by-laws to adopt a stockholder rights plan in the future, subject to its fiduciary duties.

Bristol-Myers Squibb’s by-laws provide that, unless ratified by the stockholders of Bristol-Myers Squibb, any stockholder rights plan (i) requires the approval of 2/3 of the BMS Board and (ii) expires if not so amended no later than one year following the later of the date of its adoption and the date of its last such amendment.

While Delaware law does not include a statutory provision expressly authorizing stockholder rights plans, such rights plans have generally been found to be authorized by Delaware law and have been upheld by Delaware courts where they are adopted in response to a reasonably perceived threat to a corporation and its stockholders, and maintaining such rights plans in response to such threat has been found to be reasonable in relation to the threat posed.

Celgene does not currently have a stockholder rights plan, but the Celgene Board has the power under Delaware law to adopt a stockholder rights plan in the future, subject to its fiduciary duties.

Preemptive Rights
Under Delaware law, stockholders of a corporation do not have preemptive rights to subscribe for or purchase any additional issue of stock or to any security convertible into such stock, unless such right is expressly included in the certificate of incorporation.

Bristol-Myers Squibb’s certificate of incorporation provides that no holders of shares of Bristol-Myers Squibb stock shall have any preemptive rights.

Under Delaware law, stockholders of a corporation do not have preemptive rights to subscribe for or purchase any additional issue of stock or to any security convertible into such stock, unless such right is expressly included in the certificate of incorporation.

Celgene’s certificate of incorporation does not provide holders of shares of Celgene stock with preemptive rights.

Duties of Directors	Under Delaware law, the standards of conduct for directors of corporations are not statutory but are based on fiduciary	Under Delaware law, the standards of conduct for directors of corporations are not statutory but are based on fiduciary

Bristol-Myers Squibb Stockholder Rights	Celgene Stockholder Rights

duty principles developed by the Delaware courts. Generally, directors of Delaware corporations are subject to a duty of loyalty and a duty of care. The duty of loyalty requires directors to act with the sole purpose of advancing the best interests of the corporation and its stockholders and the duty of care requires directors in managing the corporation’s affairs to use the level of care that ordinarily careful and prudent persons would use in similar circumstances. Directors owe fiduciary duties of loyalty and care to the corporation and its stockholders. Fiduciary duties are not owed to non-stockholder constituencies such as customers and employees.

duty principles developed by the Delaware courts. Generally, directors of Delaware corporations are subject to a duty of loyalty and a duty of care. The duty of loyalty requires directors to act with the sole purpose of advancing the best interests of the corporation and its stockholders and the duty of care requires directors in managing the corporation’s affairs to use the level of care that ordinarily careful and prudent persons would use in similar circumstances. Directors owe fiduciary duties of loyalty and care to the corporation and its stockholders. Fiduciary duties are not owed to non-stockholder constituencies such as customers and employees.

LEGAL MATTERS

The validity of the shares of Bristol-Myers Squibb common stock to be issued to Celgene stockholders pursuant to the merger has been passed upon for Bristol-Myers Squibb by Kirkland & Ellis LLP. The validity of the CVRs to be issued pursuant to the merger has been passed upon for Bristol-Myers Squibb by Kirkland & Ellis LLP.

EXPERTS

The financial statements of Bristol-Myers Squibb Company incorporated in this Joint Proxy Statement/Prospectus by reference from Bristol-Myers Squibb Company’s Annual Report on Form 10-K for the year ended December 31, 2017, and the effectiveness of Bristol-Myers Squibb Company’s internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. Such financial statements have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements and schedule of Celgene Corporation and its subsidiaries as of December 31, 2017 and 2016, and for each of the years in the three-year period ended December 31, 2017, and management’s assessment of the effectiveness of Celgene’s internal control over financial reporting as of December 31, 2017, have been incorporated by reference into this joint proxy statement/prospectus in reliance on the reports of KPMG LLP, an independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. KPMG LLP’s report dated February 7, 2018 on the consolidated financial statements refers to the company’s adoption on a prospective basis of FASB Accounting Standards Update No. 2016 - 09, “Compensation—Stock Compensation,” which requires that excess tax benefits and tax deficiencies that arise upon vesting or exercise of share-based payments be recognized as income tax benefits and expenses in the income statement.

The consolidated financial statements of Juno Therapeutics, Inc. as of December 31, 2017 and 2016, and for each of the three years in the period ended December 31, 2017 included in Amendment No. 1 to the Current Report on Form 8-K/A of Celgene Corporation filed with the SEC on May 18, 2018, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

FUTURE STOCKHOLDER PROPOSALS

Bristol-Myers Squibb

Bristol-Myers Squibb will hold an annual meeting of stockholders in 2019, which is referred to in this joint proxy statement/prospectus as the Bristol-Myers Squibb 2019 annual meeting, regardless of whether the merger has been completed.

Any stockholder proposals intended to be presented at the Bristol-Myers Squibb 2019 annual meeting and considered for inclusion in Bristol-Myers Squibb’s proxy materials must have been received by Bristol-Myers Squibb’s corporate secretary no earlier than October 23, 2018 and no later than the close of business Eastern Time on November 22, 2018. Such proposals must have been sent to: to Bristol-Myers Squibb Company, 430 East 29th Street, 14th Floor, New York, New York 10016, Attention: Corporate Secretary. Such proposals must also meet the other requirements and procedures prescribed by Rule 14a-8 under the Exchange Act relating to stockholder proposals.

In order for a Bristol-Myers Squibb stockholder proposal to be raised from the floor during the Bristol-Myers Squibb 2019 annual meeting instead of being submitted for inclusion in Bristol-Myers Squibb’s proxy statement, the stockholder’s written notice must have been received by Bristol-Myers Squibb’s corporate secretary no earlier than the close of business Eastern Time on January 1, 2019 and no later than the close of business Eastern Time on January 31, 2019 and must contain the information required by Bristol-Myers Squibb’s by-laws.

You may contact Bristol-Myers Squibb’s corporate secretary at Bristol-Myers Squibb’s headquarters, 430 East 29th Street, 14th Floor, New York, New York 10016, for a copy of the relevant provisions of Bristol-Myers Squibb’s by-laws regarding the requirements for making stockholder proposals and nominating director candidates.

Celgene

As previously disclosed, Celgene expected to hold an annual meeting of stockholders on June 12, 2019. The deadline by which stockholders wishing to include proposals in the proxy materials in relation to the Celgene 2019 annual meeting of stockholders must submit the same in writing, by mail, first-class postage pre-paid, to Celgene Corporation, 86 Morris Avenue, Summit, New Jersey 07901, Attention: Corporate Secretary, was December 31, 2018. If the Celgene 2019 annual meeting of stockholders is held prior to May 14, 2019 or after July 13, 2019, notice must be received at Celgene’s executive office a reasonable time before Celgene prints and mails its proxy statement for the Celgene 2019 annual meeting of stockholders. Such proposals must also meet the other requirements and procedures prescribed by Rule 14a-8 under the Exchange Act relating to stockholder proposals.

A stockholder (or a group of up to 20 stockholders) owning at least 3% of Celgene common stock outstanding continuously for at least three years and complying with the other requirements in Celgene’s By-laws may nominate and include in Celgene’s proxy materials director nominees constituting up to 20% of the Celgene Board or two persons, whichever is greater. Written notice of a proxy access nomination for inclusion in Celgene’s proxy materials for the Celgene 2019 annual meeting of stockholders must have been received by the Celgene Corporate Secretary at the address above not earlier than the close of business on December 1, 2018, and not later than the close of business on December 31, 2018; provided, that in the event the date of the Celgene 2019 annual meeting of stockholders is more than 30 days before or more than 70 days after April 30, 2019, then such notice must be so delivered not earlier than the close of business on the 150th day prior to the Celgene 2019 annual meeting of stockholders and no later than the close of business on the later of the 120th day prior to the Celgene 2019 annual meeting of stockholders or the 10th day following the day on which public announcement of the date of such meeting is first made by Celgene.

Stockholders who intend to present a proposal or nominate candidates for election to the Celgene Board at the Celgene 2019 annual meeting of stockholders, without including such proposal in Celgene’s proxy statement, must provide Celgene’s Corporate Secretary with written notice of such proposal not less than 60 calendar days nor more than 90 calendar days prior to the date of the Celgene 2019 annual meeting of stockholders, which notice must contain the information required by Celgene’s By-laws; provided that in the event that less than 70 days’ notice or prior public disclosure of the date of the Celgene 2019 annual meeting of stockholders is given or made to stockholders, notice by the stockholder (in order to be timely) must be so received not later than the close of business on the 10th day following the day on which such notice of the date of the Celgene 2019 annual meeting of stockholders was mailed or such public disclosure of the date of such meeting was made, whichever first occurs.

However, if the merger is completed, Celgene will not have public stockholders and there will be no public participation in any future meeting of stockholders. Celgene may determine to change the date of its 2019 annual meeting and/or may not hold its annual meeting of stockholders at all if the merger is completed in the anticipated timeframe.

WHERE YOU CAN FIND MORE INFORMATION

Bristol-Myers Squibb has filed a registration statement on Form S-4 to register with the SEC the shares of Bristol-Myers Squibb common stock and CVRs to be issued to Celgene stockholders in connection with the merger. This joint proxy statement/prospectus is a part of that registration statement and constitutes a prospectus of Bristol-Myers Squibb in addition to being proxy statements of Bristol-Myers Squibb and Celgene for their respective special meetings. The registration statement, including the attached exhibits and schedules, contains additional relevant information about Bristol-Myers Squibb and the shares of Bristol-Myers Squibb common stock. The rules and regulations of the SEC allow Bristol-Myers Squibb and Celgene to omit certain information included in the registration statement from this joint proxy statement/prospectus.

Bristol-Myers Squibb and Celgene file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy this information at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. The SEC filings of Bristol-Myers Squibb and Celgene also are available to the public at the SEC website at www.sec.gov. In addition, you may obtain free copies of the documents Bristol-Myers Squibb files with the SEC, including the registration statement on Form S-4, of which this joint proxy statement/prospectus forms a part, by going to Bristol-Myers Squibb’s website at http://www.bms.com. You may obtain free copies of the documents Celgene files with the SEC by going to Celgene’s website at http://www.celgene.com. The website addresses of Bristol-Myers Squibb and Celgene are provided as inactive textual references only. The information provided on the websites of Bristol-Myers Squibb and Celgene, other than copies of the documents listed below that have been filed with the SEC, is not part of this joint proxy statement/prospectus and, therefore, is not incorporated herein by reference.

The SEC allows Bristol-Myers Squibb and Celgene to “incorporate by reference” into this joint proxy statement/prospectus documents that Bristol-Myers Squibb and Celgene file with the SEC, including certain information required to be included in the registration statement on Form S-4 filed by Bristol-Myers Squibb to register the shares of Bristol-Myers Squibb common stock that will be issued in the merger, of which this joint proxy statement/prospectus forms a part. This means that important information can be disclosed to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this joint proxy statement/prospectus, except for any information superseded by information contained directly in this joint proxy statement/prospectus or in later filed documents incorporated by reference into this joint proxy statement/prospectus. This joint proxy statement/prospectus, and the registration statement of which this joint proxy statement/prospectus forms a part, incorporates by reference the documents set forth below that Bristol-Myers Squibb and Celgene have, respectively, previously filed with the SEC and any additional documents that either company may file with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act between the date of this joint proxy statement/prospectus and the respective dates of Celgene’s and Bristol-Myers Squibb’s special meetings (other than, in each case, those documents, or the portions of those documents or exhibits thereto, deemed to be furnished and not filed in accordance with SEC rules). These documents contain important information about Bristol-Myers Squibb and Celgene and their respective financial performance that is not included in or delivered with this joint proxy statement/prospectus.

Bristol-Myers Squibb SEC Filings (File No. 001-01136)	Period
Annual Report on Form 10-K	Fiscal year ended December 31, 2017

Quarterly Reports on Form 10-Q	Fiscal quarters ended March 31, 2018, June 30, 2018 and September 30, 2018

Proxy Statement on Schedule 14A	Filed on March 22, 2018

Current Reports on Form 8-K
Filed on January 5, 2018, January 25, 2018, February 14, 2018, March 1, 2018, May 3, 2018, July 23, 2018, August 28, 2018, September 14, 2018, December 19, 2018, January 3, 2019, January 4, 2019, January 22, 2019 and January 30, 2019

Bristol-Myers Squibb SEC Filings (File No. 001-01136)	Period
Any description of shares of Bristol-Myers Squibb common stock contained in a registration statement filed pursuant to the Exchange Act and any amendment or report filed for the purpose of updating such description

Celgene SEC Filings (File No. 001-34912)	Period
Annual Report on Form 10-K	Fiscal year ended December 31, 2017

Quarterly Reports on Form 10-Q	Fiscal quarters ended March 31, 2018, June 30, 2018 and September 30, 2018

Proxy Statement on Schedule 14A	Filed on April 30, 2018

Current Reports on Form 8-K
Filed on January 8, 2018, January 22, 2018, January 26, 2018, January 29, 2018, February 7, 2018, February 8, 2018, February 9, 2018, February 14, 2018, February 15, 2018, February 20, 2018, February 27, 2018, March 6, 2018, April 2, 2018, April 19, 2018, April 30, 2018, May 18, 2018, May 24, 2018, June 1, 2018, June 13, 2018, June 19, 2018, June 28, 2018, July 5, 2018, July 9, 2018, November 2, 2018, January 3, 2019, January 4, 2019 and January 25, 2019

Any description of shares of Celgene common stock contained in a registration statement filed pursuant to the Exchange Act and any amendment or report filed for the purpose of updating such description

Bristol-Myers Squibb has supplied all information contained in or incorporated by reference into this joint proxy statement/prospectus relating to Bristol-Myers Squibb, as well as all pro forma financial information, and Celgene has supplied all such information relating to Celgene.

Documents incorporated by reference are available from Bristol-Myers Squibb or Celgene, as the case may be, without charge, excluding any exhibits to those documents, unless the exhibit is specifically incorporated by reference into this joint proxy statement/prospectus. Celgene stockholders or Bristol-Myers Squibb stockholders, as applicable, may obtain these documents incorporated by reference by requesting them in writing or by telephone from the appropriate party at the following addresses and telephone numbers:

Bristol-Myers Squibb Company
430 East 29th Street, 14th Floor
New York, New York 10016
Attention: Corporate Secretary
Telephone: (212) 546-3309

Celgene Corporation
86 Morris Avenue
Summit, New Jersey 07901
Attention: Corporate Secretary
Telephone: (908) 673-9000

To obtain timely delivery of the documents, you must request them no later than five business days before the date of the applicable special meeting. Therefore, if you would like to request documents from Bristol-Myers Squibb, please do so by April 5, 2019 in order to receive them before the Bristol-Myers Squibb special meeting. If you would like to request documents from Celgene, please do so by April 5, 2019 in order to receive them before the Celgene special meeting.

Neither Bristol-Myers Squibb nor Celgene has authorized anyone to provide you with information that is different from what is contained in this joint proxy statement/prospectus.

If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this joint proxy statement/prospectus or solicitations of proxies are unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this joint proxy statement/prospectus does not extend to you.

The information contained in this joint proxy statement/prospectus speaks only as of the date of this joint proxy statement/prospectus unless the information specifically indicates that another date applies. You should not assume that the information in it is accurate as of any date other than that date, and neither its mailing to Celgene stockholders or Bristol-Myers Squibb stockholders nor the issuance of shares of Bristol-Myers Squibb common stock in the merger on the terms and conditions set forth in the merger agreement will create any implication to the contrary.

Annex A

AGREEMENT AND PLAN OF MERGER

dated as of

January 2, 2019

among

BRISTOL-MYERS SQUIBB COMPANY,

BURGUNDY MERGER SUB, INC.

and

CELGENE CORPORATION

A-i

A-ii

EXHIBITS

Exhibit A - Form of Contingent Value Rights Agreement

A-iii

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of January 2, 2019 is by and among Bristol-Myers Squibb Company, a Delaware corporation (“Parent”), Burgundy Merger Sub, Inc., a Delaware corporation and a direct, wholly owned Subsidiary of Parent (“Merger Sub”), and Celgene Corporation, a Delaware corporation (the “Company”).

WHEREAS, the Board of Directors of the Company has unanimously (i) determined that this Agreement and the transactions contemplated hereby (including the Merger) are fair to and in the best interests of the Company and its stockholders, (ii) approved, adopted and declared advisable this Agreement and the transactions contemplated hereby (including the Merger), (iii) directed that the adoption of this Agreement be submitted to a vote at a meeting of the Company’s stockholders, and (iv) recommended the adoption of this Agreement by the Company’s stockholders;

WHEREAS, the Board of Directors of Parent has (i) determined that this Agreement and the transactions contemplated hereby (including the Parent Share Issuance) are fair to and in the best interests of Parent and its stockholders, (ii) approved, adopted and declared advisable this Agreement and the transactions contemplated hereby (including the Parent Share Issuance), (iii) directed that the Parent Share Issuance be submitted to a vote at a meeting of Parent’s stockholders, and (iv) recommended the approval of the Parent Share Issuance by Parent’s stockholders;

WHEREAS, the Board of Directors of Merger Sub has unanimously (i) approved, adopted and declared advisable this Agreement and the transactions contemplated hereby (including the Merger), and (ii) directed that this Agreement be submitted to Parent for its approval and adoption in its capacity as the sole stockholder of Merger Sub;

WHEREAS, at or immediately prior to the Merger Effective Time, Parent and a trustee selected by Parent and reasonably acceptable to the Company (the “New CVR Trustee”) will enter into a Contingent Value Rights Agreement (the “New CVR Agreement”), in substantially the form attached hereto as Exhibit A (subject to modification contemplated by Section 7.07); and

WHEREAS, the Company, Parent and Merger Sub desire to make certain representations, warranties, covenants and agreements specified in this Agreement in connection with the transactions contemplated hereby (including the Merger) and to prescribe certain conditions to the transactions contemplated hereby (including the Merger).

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained in this Agreement, the parties agree as follows:

ARTICLE I

DEFINITIONS

Section 1.01   Definitions.

(a)   As used in this Agreement, the following terms have the following meanings:

“1933 Act” means the U.S. Securities Act of 1933, as amended.

“1934 Act” means the U.S. Securities Exchange Act of 1934, as amended.

“Abraxis CVR” means a CVR, as defined in the Abraxis CVR Agreement (as in effect as of the date hereof).

“Abraxis CVR Agreement” means that certain Contingent Value Rights Agreement, dated as of October 15, 2010, by and between the Company and American Stock Transfer & Trust Company, LLC (the “Abraxis CVR Trustee”).

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such Person. The term “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise, and the terms “controlled” and “controlling” have meanings correlative thereto.

“Antitrust Laws” shall mean the Sherman Act of 1890, the Clayton Act of 1914, the Federal Trade Commission Act of 1914, the HSR Act and all other federal, state and foreign Applicable Laws in effect from time to time that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization, lessening of competition or restraint of trade.

“Applicable Law(s)” means, with respect to any Person, any federal, state or local law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, executive order, Order or other similar requirement enacted, adopted, promulgated or applied by a Governmental Authority that is binding upon or applicable to such Person, as the same may be amended from time to time unless expressly specified otherwise in this Agreement. References to “Applicable Law” or “Applicable Laws” shall be deemed to include the FDCA, the rules, regulations and administrative policies of the FDA, the PHSA, the EMA, the Bribery Legislation, the Sanction Laws and the Antitrust Laws.

“Bribery Legislation” means all Applicable Laws relating to the prevention of bribery, corruption and money laundering, including the United States Foreign Corrupt Practices Act of 1977, the Organization For Economic Co-operation and Development Convention on Combating Bribery of Foreign Public Officials in International Business Transactions and related implementing legislation, the UK Bribery Act 2010 and the Proceeds of Crime Act 2002.

“Business Day” means a day, other than Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by Applicable Law to close.

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Company Acquisition Proposal” means any indication of interest, proposal or offer from any Person or Group, other than Parent and its Subsidiaries, relating to any (i) direct or indirect acquisition (whether in a single transaction or a series of related transactions) of assets of the Company or any of its Subsidiaries (including securities of Subsidiaries) equal to twenty percent (20%) or more of the consolidated assets of the Company, or to which twenty percent (20%) or more of the revenues or earnings of the Company on a consolidated basis are attributable for the most recent fiscal year in which audited financial statements are then available, (ii) direct or indirect acquisition or issuance (whether in a single transaction or a series of related transactions) of twenty percent (20%) or more of any class of equity or voting securities of the Company, (iii) tender offer or exchange offer that, if consummated, would result in such Person or Group beneficially owning twenty percent (20%) or more of any class of equity or voting securities of the Company, or (iv) merger, consolidation, share exchange, business combination, joint venture, reorganization, recapitalization, liquidation, dissolution or similar transaction or series of related transactions involving the Company or any of its Subsidiaries, under which such Person or Group or, in the case of clause (B), the stockholders or equityholders of any such Person or Group would, directly or indirectly, (A) acquire assets equal to twenty percent (20%) or more of the consolidated assets of the Company, or to which twenty percent (20%) or more of the revenues or earnings of the Company on a consolidated basis are attributable for the most recent fiscal year in which audited financial statements are then available, or (B) immediately after giving effect to such transaction(s), beneficially own twenty percent (20%) or more of any class of equity or voting securities of the Company or the surviving or resulting entity in such transaction(s).

“Company Balance Sheet” means the unaudited consolidated balance sheet of the Company and its Subsidiaries as of September 30, 2018, and the footnotes to such consolidated balance sheet, in each case set forth in the Company’s report on Form 10-Q for the fiscal quarter ended September 30, 2018.

“Company Balance Sheet Date” means September 30, 2018.

“Company Common Stock” means the common stock, par value $0.01 per share, of the Company.

“Company Disclosure Schedule” means the Company Disclosure Schedule delivered to Parent on the date of this Agreement.

“Company Employee Plan” means any (i) “employee benefit plan” as defined in Section 3(3) of ERISA, (ii) compensation, employment, consulting, severance, termination protection, change in control, transaction bonus, retention or similar plan, agreement, arrangement, program or policy or (iii) other plan, agreement, arrangement, program or policy providing for compensation, bonuses, profit-sharing, equity or equity-based compensation or other forms of incentive or deferred compensation, vacation benefits, insurance (including any self-insured arrangement), medical, dental, vision, prescription or fringe benefits, life insurance, relocation or expatriate benefits, perquisites, disability or sick leave benefits, employee assistance program, workers’ compensation, supplemental unemployment benefits or post-employment or retirement benefits (including compensation, pension, health, medical or insurance benefits), in each case whether or not written (A) that is sponsored, maintained, administered, contributed to or entered into by the Company or any of its Subsidiaries for the current or future benefit of any director, officer, or employee (including any former director, officer, or employee) of the Company or any of its Subsidiaries or (B) for which the Company or any of its Subsidiaries has any direct or indirect liability and, in each case, other than any benefit or compensation plan, program or other arrangement maintained by a Governmental Authority.

“Company Equity Awards” means the Company Stock Options, the Company RSU Awards, the Company PSU Awards, and the Company RSAs.

“Company Intellectual Property” means the Owned Intellectual Property and the Licensed Intellectual Property, in each case, of the Company and its Subsidiaries.

“Company Material Adverse Effect” means any event, change, effect, development or occurrence that, individually or together with any other event, change, effect, development or occurrence, has had or would reasonably be expected to have a material adverse effect on the financial condition, business or results of operations of the Company and its Subsidiaries, taken as a whole; provided that no event, change, effect, development or occurrence to the extent resulting from, arising out of, or relating to any of the following shall be deemed to constitute a Company Material Adverse Effect or shall be taken into account in determining whether there has been, or would reasonably be expected to be, a Company Material Adverse Effect: (i) any changes in general United States or global economic conditions, (ii) any changes in conditions generally affecting the industries in which the Company or any of its Subsidiaries operates, (iii) any decline, in and of itself, in the market price or trading volume of the Company Common Stock (it being understood and agreed that the foregoing shall not preclude Parent from asserting that any facts, events, developments or occurrences giving rise to or contributing to such decline that are not otherwise excluded from the definition of Company Material Adverse Effect should be deemed to constitute a Company Material Adverse Effect or should be taken into account in determining whether there has been, or would reasonably be expected to be, a Company Material Adverse Effect), (iv) any changes in regulatory, legislative or political conditions or in securities, credit, financial, debt or other capital markets, in each case in the United States or any foreign jurisdiction, (v) any failure, in and of itself, by the Company or any of its Subsidiaries to meet any internal or published projections, forecasts, estimates or predictions, revenues, earnings or other financial or operating metrics for any period (it being understood and agreed that the foregoing shall not preclude Parent from asserting that any facts, events, developments or occurrences giving rise to or contributing to such failure that are not otherwise excluded from the definition of Company Material Adverse Effect should be deemed to constitute a Company Material Adverse Effect or should be taken into account in determining whether there has been, or would reasonably be expected to be, a Company Material Adverse Effect), (vi) the execution and delivery of this Agreement, the public announcement or the pendency of this Agreement or the pendency or consummation of the transactions contemplated by this Agreement (including the Merger), the taking of any action required or expressly contemplated by this Agreement or the identity of, or any facts or circumstances relating to Parent or any of its Subsidiaries, including the impact of any of the foregoing on the relationships, contractual or otherwise, of the Company or any of its Subsidiaries with Governmental Authorities, customers, suppliers, partners, officers, employees or other material business relations (it being understood and agreed that the foregoing shall not apply with respect to any representation or warranty that is expressly intended to address the consequences of the execution, delivery or performance of this Agreement or the consummation of the transactions contemplated hereby (including Section 4.04(c)) or with respect to the condition to Closing contained in Section 9.02(b), to the extent it relates to such representations and warranties), (vii) any adoption, implementation, promulgation, repeal, modification, amendment, authoritative interpretation, change or proposal of any Applicable Law of or by any Governmental Authority, (viii) any changes or prospective changes in GAAP (or authoritative interpretations thereof), (ix) any changes in geopolitical conditions, the outbreak or escalation of hostilities, any acts of war, sabotage, cyberattack or terrorism, or any escalation or worsening of any such acts of war, sabotage, cyberattack or terrorism threatened or underway as of the date of this Agreement, (x) the taking of any action at the written request of or with the written consent of Parent, (xi) any reduction in the credit rating of the Company or any of its Subsidiaries (it being understood and agreed that the foregoing shall not preclude Parent from asserting that any facts, events, developments or occurrences giving rise to or contributing to such reduction that are not otherwise excluded from the definition of Company Material Adverse Effect should be deemed to constitute a Company Material Adverse Effect or should be taken into account in determining whether there has been, or would reasonably be expected to be, a Company Material Adverse Effect), (xii) any epidemic, plague, pandemic or other outbreak of illness or public health event, hurricane, earthquake, flood or other natural disasters, acts of God or any change resulting from weather conditions, (xiii) any claims, actions, suits or proceedings arising from allegations of a breach of fiduciary duty or violation of Applicable Law relating to this Agreement or the transactions contemplated hereby (including the Merger), or (xiv) any regulatory or clinical changes, effects, developments or occurrences relating to any Company Pipeline Product (including (A) any suspension, rejection, refusal of, request to refile or any delay in obtaining or making any regulatory application or filing relating to any Company Pipeline Product, (B) any negative regulatory actions, requests, recommendations or decisions of any Governmental Authority relating to any Company Pipeline Product or any other regulatory or clinical development relating to any Company Pipeline Product, (C) any clinical studies, tests or results or announcements thereof with respect to any Company Pipeline Product, and (D) any delay, hold or termination of any clinical trial or any delay, hold or termination of any planned application for marketing approval with respect to any Company Pipeline Product) except in the case of each of clauses (i), (ii), (iv), (vii), (viii), (ix) or (xii), to the extent that any such event, change, effect, development or occurrence has a disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, relative to the adverse effect such event, change, effect, development or occurrence has on other companies operating in the industries in which the Company and its Subsidiaries operate.

“Company Permitted Settlement” means, subject to the CPS Company Disclosure (as defined in Section 6.01 of the Company Disclosure Schedule), any settlement or compromise of, or any agreement to avoid, any claim, action or proceeding or threatened claim, action or proceeding (or series of related, claims actions or proceedings), where such settlement, compromise or agreement (i) does not involve payments (contingent or otherwise) by the Company or any of its Subsidiaries in excess of $100,000,000 in the aggregate with all other such settlements, compromises or agreements that relate to the applicable claim, action or proceeding (but, with respect to Intellectual Property, that relate to the applicable Company Product), (ii) would not, at the time such settlement, compromise or agreement is executed, be expected to violate any Applicable Laws as reasonably determined by the Company in good faith, or (iii) does not impose any materially burdensome monitoring or reporting obligations to any other Person outside of the ordinary course of business or any material restrictions, liabilities or obligations (unless such restrictions, liabilities and obligations are ordinary course terms typically included in the settlement or compromise of the applicable type of claim, action or proceeding (e.g., the inclusion of licenses and covenants-not-to-sue in the settlement of a claim of Intellectual Property infringement)) on the Company or any of its Subsidiaries (or, following the Closing, on Parent or any of its Subsidiaries).

“Company Pipeline Product” means any Company Product that, as of the date of this Agreement, is not being sold or distributed by or on behalf of the Company or any of its Subsidiaries.

“Company Product” means each product or product candidate that is being researched, tested, developed, commercialized, manufactured, sold or distributed by or on behalf of the Company or any of its Subsidiaries.

“Company Registered IP” means all Scheduled Covered Product IP and all other issued patents and other registrations (including patents, trademarks and copyrights, and domain name registrations) and patent applications and other applications for registration for Owned Intellectual Property included in the Company Intellectual Property.

“Company Stock Plans” means the 2017 Stock Incentive Plan, the 2008 Stock Incentive Plan, the 1995 Non Employee Directors’ Incentive Plan and the 1992 Long-Term Incentive Plan, in each case as amended from time to time, and any other plan or arrangement of the Company or any of its Subsidiaries providing for the grant of compensatory equity-based awards.

“Company Stock Price” means the average of the volume weighted averages of the trading price of Company Common Stock on Nasdaq (as reported by Bloomberg L.P. or, if not reported thereby, by another authoritative source mutually selected by Parent and the Company in good faith) on each of the three (3) consecutive trading days ending on the last trading day prior to the Closing.

“Consent” means any consent, approval, waiver, license, permit, variance, exemption, franchise, clearance, authorization, acknowledgment, Order or other confirmation.

“Contract” means any legally binding contract, agreement, obligation, understanding or instrument, lease, license or other legally binding commitment or undertaking of any nature.

“Covered Product” means each of the Company Products listed on Section 1.01(a)(1) of the Company Disclosure Schedule.

“Covered Rights” means, with respect to a Company Product, the right to research, develop, manufacture, have manufactured, supply, test, distribute, market, promote, license, offer for sale, sell, import, export, commercialize or otherwise exploit such Company Product in any jurisdiction.

“Credit Agreement” means that certain Amended and Restated Credit Agreement, dated as of April 25, 2018, by and among the Company, the Lenders party thereto and Citibank, N.A. as Administrative Agent.

“Environmental Law” means any Applicable Law relating to (i) the protection, preservation or restoration of the environment (including air, surface water, groundwater, drinking water supply, surface land, subsurface land, plant and animal life or any other natural resource), or (ii) the exposure to, or the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of Hazardous Substances.

“Environmental Permits” means all permits, licenses, franchises, consents (including consents required by Contract), variances, exemptions, orders, certificates, approvals and other similar authorizations of Governmental Authorities required by Environmental Law and affecting, or relating to, the business of the Company or any of its Subsidiaries, or the business of Parent or any of its Subsidiaries, as applicable.

“Equity Award Exchange Ratio” means the sum, rounded to the nearest one hundredth, equal to (i) the Exchange Ratio, plus (ii) the quotient of (A) the Cash Consideration, divided by (B) the Parent Stock Price.

“Equity Securities” means, with respect to any Person, (i) any shares of capital stock or other voting securities of, or other ownership interest in, such Person, (ii) any securities of such Person convertible into or exchangeable for shares of capital stock or other voting securities of, or other ownership interests in, such Person or any of its Subsidiaries, (iii) any warrants, calls, options or other rights to acquire from such Person, or other obligations of such Person to issue, any capital stock or other voting securities of, or other ownership interests in, or securities convertible into or exchangeable for capital stock or other voting securities of, or other ownership interests in, such Person or any of its Subsidiaries, or (iv) any restricted shares, stock appreciation rights, performance units, contingent value rights, “phantom” stock or similar securities or rights issued by or with the approval of such Person that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of (A) any capital stock or other voting securities of, (B) other ownership interests in, or (C) any business, products or assets of, such Person or any of its Subsidiaries.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” means, with respect to any entity, any other entity that, together with such entity, would be treated as a single employer under Section 414 of the Code.

“FCPA” means the Foreign Corrupt Practices Act of 1977.

“Filing” means any registration, petition, statement, application, schedule, form, declaration, notice, notification, report, submission or other filing.

“Financing Sources” means the Persons that have entered or will enter into commitment letters, credit agreements or other agreements with Parent in connection with the Debt Financing (including any Persons providing Alternative Financing and including, for purposes of Section 6.03, any Persons providing any alternate permanent financing referred to in the Debt Commitment Letter) and any joinder agreements, indentures or credit agreements entered into pursuant thereto, including the agents, arrangers, lenders and other entities that have committed to provide or arrange all or part of the Debt Financing, and their respective general or limited partners, direct or indirect shareholders, managers, members, Affiliates, Representatives, successors and assigns; provided that neither Parent nor any Affiliate of Parent shall be a Financing Source.

“GAAP” means United States generally accepted accounting principles.

“Governmental Authority” means any transnational, domestic or foreign federal, state or local governmental, regulatory or administrative authority, department, court, agency, commission or official, including any political subdivision thereof, or any non-governmental self-regulatory agency, commission or authority and any arbitral tribunal.

“Government Official” means (i) any official, officer, employee or representative of, or any Person acting in an official capacity for or on behalf of, any Governmental Authority, (ii) any candidate for political office or (iii) any political party or party official.

“Group” means a “group” as defined in Section 13(d) of the 1934 Act.

“Hatch-Waxman Act” means the Drug Price Competition and Patent Term Restoration Act of 1984.

“Hazardous Substance” means any substance, material or waste that is listed, defined, designated or classified as hazardous, toxic, radioactive, dangerous or a “pollutant” or “contaminant” or words of similar meaning under any Environmental Law or that is otherwise regulated by any Governmental Authority with jurisdiction over the environment or natural resources, including petroleum or any derivative or byproduct thereof, radon, radioactive material, asbestos or asbestos-containing material, urea formaldehyde, foam insulation or polychlorinated biphenyls.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“Indentures” means, collectively:

(i)   that certain indenture, dated as of October 7, 2010, relating to the Company’s 3.950% Senior Notes due 2020 and 5.700% Senior Notes due 2040;

(ii)   that certain indenture, dated as of August 9, 2012, relating to the Company’s 3.250% Senior Notes due 2022;

(iii)   that certain indenture dated as of August 6, 2013, relating to the Company’s 4.000% Senior Notes due 2023 and 5.250% Senior Notes due 2043;

(iv)   that certain indenture, dated as of May 15, 2014, relating to the Company’s 2.250% Senior Notes due 2019, 3.625% Senior Notes due 2024 and 4.625% Senior Notes due 2044;

(v)   that certain indenture, dated as of August 12, 2015, relating to the Company’s 2.875% Senior Notes due 2020, 3.550% Senior Notes due 2022, 3.875% Senior Notes due 2025 and 5.000% Senior Notes due 2045;

(vi)   that certain indenture, dated November 9, 2017, relating to the Company’s 2.750% Senior Notes due 2023, 3.450% Senior Notes due 2027 and 4.350% Senior Notes due 2047;

(vii)   that certain indenture, dated as of February 2018, relating to the Company’s 2.875% Senior Notes due 2021, 3.250% Senior Notes due 2023, 3.900% Senior Notes due 2028 and 4.550% Senior Notes due 2048; and

(viii)   that certain indenture, dated as of August 10, 2017, relating to the Company’s 2.250% Senior Notes due 2021.

“Intellectual Property” means any and all of the following, whether or not registered, and all rights therein and associated therewith, arising in the United States or any other jurisdiction throughout the world: (i) trademarks, service marks, trade names, trade dress, logos, slogans, Internet domain names, Internet account names (including social networking and media names) and other indicia of origin, together with all goodwill associated therewith or symbolized thereby, and all registrations and applications relating to the foregoing; (ii) patents and pending patent applications, and all divisions, continuations, continuations-in-part, reissues and reexaminations, and any extensions and counterparts thereof; (iii) works of authorship (whether or not copyrightable), registered and unregistered copyrights (including those in Software), all registrations and applications to register the same, and all renewals, extensions, reversions and restorations thereof, including moral rights of authors, and database rights; (iv) trade secrets, rights in technology, confidential or proprietary information and other know-how, including inventions (whether or not patentable or reduced to practice), concepts, methods, processes, protocols, assays, formulations, formulae, technical, research, clinical and other data, databases, designs, specifications, schematics, drawings, algorithms, models and methodologies; (v) rights in Software; and (vi) other similar types of proprietary rights or other intellectual property.

“In-the-Money Option” means each Company Stock Option that is not an Out-of-the-Money Option.

“IT Assets” means any and all computers, Software, firmware, middleware, servers, workstations, routers, hubs, switches, data communications lines and other information technology equipment, and all associated documentation, owned by, or licensed or leased to, the Company or any of its Subsidiaries, or Parent or any of its Subsidiaries, as applicable.

“Key Covered Product” means each Company Product listed on Section 1.01(a)(3) of the Company Disclosure Schedule.

“knowledge” means (i) with respect to the Company, the actual knowledge of those executive officers of the Company set forth in Section 1.01(b) of the Company Disclosure Schedule and (ii) with respect to Parent, the actual knowledge of those executive officers of Parent set forth in Section 1.01 of the Parent Disclosure Schedule. None of the individuals set forth in Section 1.01(b) of the Company Disclosure Schedule or Section 1.01 of the Parent Disclosure Schedule shall have any personal liability or obligations regarding such knowledge.

“Licensed Intellectual Property” means any and all Intellectual Property owned by a Third Party and licensed (including sublicensed) to the Company or any of its Subsidiaries, or Parent or any of its Subsidiaries, as applicable.

“Lien” means, with respect to any property or asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such property or asset (excluding in each case any license to, or covenant not to sue in respect of, Intellectual Property).

“Major Subsidiary” means, with respect to any Person, each Subsidiary of such Person that is a “significant subsidiary” (as defined in Regulation S-X) of such Person.

“NYSE” means the New York Stock Exchange.

“Order” means any order, writ, decree, judgment, award, injunction, ruling, settlement or stipulation issued, promulgated, made, rendered or entered into by or with any Governmental Authority or arbitrator (in each case, whether temporary, preliminary or permanent).

“Out-of-the-Money Option” means each Company Stock Option for which the per share exercise price as of immediately prior to the Effective Time is equal to, or exceeds, the Company Stock Price.

“Out-of-the-Money Option Exchange Ratio” means the quotient, rounded to the nearest one hundredth, of (i) the Company Stock Price, divided by (ii) the Parent Stock Price.

“Owned Intellectual Property” means, with respect to any Person, any and all Intellectual Property owned or purported to be owned by such Person or any of its Subsidiaries.

“Parent Acquisition Proposal” means any indication of interest, proposal or offer from any Person or Group, other than the Company and its Subsidiaries, relating to any (i) direct or indirect acquisition (whether in a single transaction or a series of related transactions) of assets of Parent or any of its Subsidiaries (including securities of Subsidiaries) equal to twenty percent (20%) or more of the consolidated assets of Parent, or to which twenty percent (20%) or more of the revenues or earnings of Parent on a consolidated basis are attributable for the most recent fiscal year in which audited financial statements are then available, (ii) direct or indirect acquisition or issuance (whether in a single transaction or a series of related transactions) of twenty percent (20%) or more of any class of equity or voting securities of Parent, (iii) tender offer or exchange offer that, if consummated, would result in such Person or Group beneficially owning twenty percent (20%) or more of any class of equity or voting securities of Parent, or (iv) merger, consolidation, share exchange, business combination, joint venture, reorganization, recapitalization, liquidation, dissolution or similar transaction or series of related transactions involving Parent or any of its Subsidiaries, under which such Person or Group or, in the case of clause (B), the stockholders or equityholders of any such Person or Group would, directly or indirectly, (A) acquire assets equal to twenty percent (20%) or more of the consolidated assets of Parent, or to which twenty percent (20%) or more of the revenues or earnings of Parent on a consolidated basis are attributable for the most recent fiscal year in which audited financial statements are then available, or (B) immediately after giving effect to such transaction(s), beneficially own twenty percent (20%) or more of any class of equity or voting securities of Parent or the surviving or resulting entity in such transaction(s).

“Parent Balance Sheet” means the unaudited consolidated balance sheet of Parent and its Subsidiaries as of September 30, 2018, and the footnotes to such consolidated balance sheet, in each case set forth in Parent’s report on Form 10-Q for the fiscal quarter ended September 30, 2018.

“Parent Balance Sheet Date” means September 30, 2018.

“Parent Common Stock” means the common stock, par value $0.10 per share, of Parent.

“Parent Disclosure Schedule” means the Parent Disclosure Schedule delivered to the Company on the date of this Agreement.

“Parent Employee Plan” means any (i) “employee benefit plan” as defined in Section 3(3) of ERISA, (ii) compensation, employment, consulting, severance, termination protection, change in control, transaction bonus, retention or similar plan, agreement, arrangement, program or policy or (iii) other plan, agreement, arrangement, program or policy providing for compensation, bonuses, profit-sharing, equity or equity-based compensation or other forms of incentive or deferred compensation, vacation benefits, insurance (including any self-insured arrangement), medical, dental, vision, prescription or fringe benefits, life insurance, relocation or expatriate benefits, perquisites, disability or sick leave benefits, employee assistance program, workers’ compensation, supplemental unemployment benefits or post-employment or retirement benefits (including compensation, pension, health, medical or insurance benefits), in each case whether or not written (A) that is sponsored, maintained, administered, contributed to or entered into by Parent or any of its Subsidiaries for the current or future benefit of any director, officer, or employee (including any former director, officer, or employee) of Parent or any of its Subsidiaries or (B) for which Parent or any of its Subsidiaries has any direct or indirect liability and, in each case, other than any benefit or compensation plan, program or other arrangement maintained by a Governmental Authority.

“Parent Intellectual Property” means the Owned Intellectual Property and the Licensed Intellectual Property, in each case, of Parent and its Subsidiaries.

“Parent Material Adverse Effect” means any event, change, effect, development or occurrence that, individually or together with any other event, change, effect, development or occurrence, has had or would reasonably be expected to have a material adverse effect on the financial condition, business or results of operations of Parent and its Subsidiaries, taken as a whole; provided that no event, change, effect, development or occurrence to the extent resulting from, arising out of, or relating to any of the following shall be deemed to constitute a Parent Material Adverse Effect or shall be taken into account in determining whether there has been, or would reasonably be expected to be, a Parent Material Adverse Effect: (i) any changes in general United States or global economic conditions, (ii) any changes in conditions generally affecting the industries in which Parent or any of its Subsidiaries operates, (iii) any decline, in and of itself, in the market price or trading volume of Parent Common Stock (it being understood and agreed that the foregoing shall not preclude the Company from asserting that any facts, events, developments or occurrences giving rise to or contributing to such decline that are not otherwise excluded from the definition of Parent Material Adverse Effect should be deemed to constitute a Parent Material Adverse Effect or should be taken into account in determining whether there has been, or would reasonably be expected to be, a Parent Material Adverse Effect), (iv) any changes in regulatory, legislative or political conditions or in securities, credit, financial, debt or other capital markets, in each case in the United States or any foreign jurisdiction, (v) any failure, in and of itself, by Parent or any of its Subsidiaries to meet any internal or published projections, forecasts, estimates or predictions, revenues, earnings or other financial or operating metrics for any period (it being understood and agreed that the foregoing shall not preclude the Company from asserting that any facts, events, developments or occurrences giving rise to or contributing to such failure that are not otherwise excluded from the definition of Parent Material Adverse Effect should be deemed to constitute a Parent Material Adverse Effect or should be taken into account in determining whether there has been, or would reasonably be expected to be, a Parent Material Adverse Effect), (vi) the execution and delivery of this Agreement, the public announcement or the pendency of this Agreement or the pendency or consummation of the transactions contemplated by this Agreement (including the Merger), the taking of any action required or expressly contemplated by this Agreement or the identity of, or any facts or circumstances relating to the Company or any of its Subsidiaries, including the impact of any of the foregoing on the relationships, contractual or otherwise, of Parent or any of its Subsidiaries with Governmental Authorities, customers, suppliers, partners, officers, employees or other material business relations (it being understood and agreed that the foregoing shall not apply with respect to any representation or warranty that is expressly intended to address the consequences of the execution, delivery or performance of this Agreement or the consummation of the transactions contemplated hereby (including Section 5.04(c)) or with respect to the condition to Closing contained in Section 9.03(b), to the extent it relates to such representations and warranties), (vii) any adoption, implementation, promulgation, repeal, modification, amendment, authoritative interpretation, change or proposal of any Applicable Law of or by any Governmental Authority, (viii) any changes or prospective changes in GAAP (or authoritative interpretations thereof), (ix) any changes in geopolitical conditions, the outbreak or escalation of hostilities, any acts of war, sabotage, cyberattack or terrorism, or any escalation or worsening of any such acts of war, sabotage, cyberattack or terrorism threatened or underway as of the date of this Agreement, (x) the taking of any action at the written request of or with the written consent of the Company, (xi) any reduction in the credit rating of Parent or any of its Subsidiaries (it being understood and agreed that the foregoing shall not preclude the Company from asserting that any facts, events, developments or occurrences giving rise to or contributing to such reduction that are not otherwise excluded from the definition of Parent Material Adverse Effect should be deemed to constitute a Parent Material Adverse Effect or should be taken into account in determining whether there has been, or would reasonably be expected to be, a Parent Material Adverse Effect), (xii) any epidemic, plague, pandemic or other outbreak of illness or public health event, hurricane, earthquake, flood or other natural disasters, acts of God or any change resulting from weather conditions, (xiii) any claims, actions, suits or proceedings arising from allegations of a breach of fiduciary duty or violation of Applicable Law relating to this Agreement or the transactions contemplated hereby (including the Merger), or (xiv) any regulatory or clinical changes, effects, developments or occurrences relating to any Parent Pipeline Product (including (A) any suspension, rejection, refusal of, request to refile or any delay in obtaining or making any regulatory application or filing relating to any Parent Pipeline Product, (B) any negative regulatory actions, requests, recommendations or decisions of any Governmental Authority relating to any Parent Pipeline Product or any other regulatory or clinical development relating to any Parent Pipeline Product, (C) any clinical studies, tests or results or announcements thereof with respect to any Parent Pipeline Product, and (D) any delay, hold or termination of any clinical trial or any delay, hold or termination of any planned application for marketing approval with respect to any Parent Pipeline Product), except in the case of each of clauses (i), (ii), (iv), (vii), (viii), (ix) or (xii), to the extent that any such event, change, effect, development or occurrence has a disproportionate adverse effect on Parent and its Subsidiaries, taken as a whole, relative to the adverse effect such event, change, effect, development or occurrence has on other companies operating in the industries in which Parent and its Subsidiaries operate.

“Parent Pipeline Product” means any Parent Product that, as of the date of this Agreement, is not being sold or distributed by or on behalf of Parent or any of its Subsidiaries.

“Parent Product” means each product or product candidate that is being researched, tested, developed, commercialized, manufactured, sold or distributed by or on behalf of Parent or any of its Subsidiaries.

“Parent Stock Price” means the average of the volume weighted averages of the trading price of Parent Common Stock on the NYSE (as reported by Bloomberg L.P. or, if not reported therein, in another authoritative source mutually selected by Parent and the Company in good faith) on each of the five (5) consecutive trading days ending on the trading day that is two (2) trading days prior to the Closing Date.

“PBGC” means the Pension Benefit Guaranty Corporation.

“Permitted Lien” means (i) any Liens for utilities or Taxes not yet due and payable or which are being contested in good faith by appropriate proceedings and with respect to which adequate reserves have been established in accordance with GAAP, (ii) carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other similar Liens, (iii) pledges or deposits in connection with workers’ compensation, unemployment insurance and other social security legislation, (iv) gaps in the chain of title evident from the records of the applicable Governmental Authority maintaining such records, easements, rights-of-way, covenants, restrictions and other encumbrances of record as of the date of this Agreement, (v) easements, rights-of-way, covenants, restrictions and other encumbrances incurred in the ordinary course of business that do not materially detract from the value or the use of the property subject thereto, (vi) statutory landlords’ liens and liens granted to landlords under any lease, (vii) any purchase money security interests, equipment leases or similar financing arrangements, (viii) any Liens which are disclosed on the Company Balance Sheet (in the case of Liens applicable to the Company or any of its Subsidiaries) or the Parent Balance Sheet (in the case of Liens applicable to Parent or any of its Subsidiaries), or the notes thereto, or (ix) any Liens that are not material to the Company and its Subsidiaries or Parent and its Subsidiaries, as applicable, taken as a whole.

“Person” means any individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including a government or political subdivision or an agency or instrumentality of such government or political subdivision.

“Representatives” means, with respect to any Person, its officers, directors, employees, investment bankers, attorneys, accountants, consultants and other agents, advisors and representatives.

“Sanctioned Country” means any of Crimea, Cuba, Iran, North Korea, Sudan, and Syria.

“Sanctioned Person” means any Person with whom dealings are restricted or prohibited under any Sanctions Laws, including the Sanctions Laws of the United States, the United Kingdom, the European Union or the United Nations, including (i) any Person identified in any list of Sanctioned Persons maintained by (A) the United States Department of Treasury, Office of Foreign Assets Control, the United States Department of Commerce, Bureau of Industry and Security or the United States Department of State, (B) Her Majesty’s Treasury of the United Kingdom, (C) any committee of the United Nations Security Council, or (D) the European Union, (ii) any Person located, organized, or resident in, organized in, or a Governmental Authority or government instrumentality of, any Sanctioned Country and (iii) any Person directly or indirectly fifty percent (50%) or more owned or controlled by, or acting for the benefit or on behalf of, a Person described in (i) or (ii).

“Sanctions Laws” means all Applicable Laws concerning economic sanctions, including embargoes, export restrictions, the ability to make or receive international payments, the freezing or blocking of assets of targeted Persons, the ability to engage in transactions with specified Persons or countries or the ability to take an ownership interest in assets of specified Persons or located in a specified country, including any Applicable Laws threatening to impose economic sanctions on any person for engaging in proscribed behavior.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“SEC” means the U.S. Securities and Exchange Commission.

“Severance Pay Plans” means the severance plans set forth on Section 7.05(a) of the Company Disclosure Schedule.

“Software” means all (i) computer programs and other software including any and all software implementations of algorithms, models, methodologies, assemblers, applets, compilers, development tools, design tools and user interfaces, whether in source code or object code form, (ii) databases and compilations, including all data and collections of data, whether machine readable or otherwise, and (iii) updates, upgrades, modifications, improvements, enhancements, derivative works, new versions, new releases and corrections to or based on any of the foregoing.

“Subsidiary” means, with respect to any Person, any entity of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are directly or indirectly owned by such Person. For purposes of this Agreement, a Subsidiary shall be considered a “wholly owned Subsidiary” of a Person as long as such Person directly or indirectly owns all of the securities or other ownership interests (excluding any securities or other ownership interests held by an individual director or officer required to hold such securities or other ownership interests pursuant to Applicable Law) of such Subsidiary.

“Tax” means any income, gross receipts, franchise, sales, use, ad valorem, property, payroll, withholding, excise, severance, transfer, employment, estimated, alternative or add-on minimum, value added, stamp, occupation, premium, environmental or windfall profits taxes, and any other taxes, charges, fees, levies, imposts, customs, duties, licenses or other assessments, together with any interest, penalties and additions to tax (including penalties for failure to file or late filing of any tax return, report or other filing, and any interest in respect of such penalties, additions to tax or additional amounts imposed by any federal, state, local, non-U.S. or other Taxing Authority).

“Tax Return” means any report, return, document, statement, declaration or other information or filing supplied or required to be supplied to any Taxing Authority with respect to Taxes, including information returns, claims for refunds, any documents with respect to or accompanying payments of estimated Taxes or with respect to or accompanying requests for the extension of time in which to file any such report, return, document, declaration or other information.

“Tax Sharing Agreement” means any existing agreement binding any Person or any of its Subsidiaries that provides for the allocation, apportionment, sharing or assignment of any Tax liability or benefit, or the transfer or assignment of income, revenues, receipts, or gains for the purpose of determining any Person’s Tax liability, other than agreements entered into in the ordinary course of business that do not have as a principal purpose addressing Tax matters.

“Taxing Authority” means any Governmental Authority responsible for the imposition or collection of any Tax.

“Third Party” means any Person or Group, other than the Company or any of its Affiliates, in the case of Parent, or Parent or any of its Affiliates, in the case of the Company, and the Representatives of such Persons, in each case, acting in such capacity.

“Willful Breach” means a material breach of this Agreement that is the consequence of an act or omission by a party with the actual knowledge that the taking of such act or failure to take such action would be a material breach of this Agreement.

(b)   Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
Affected Employees	7.05(a)
Agreement	Preamble
Alternative Financing	7.06(b)
Annual Incentive Plans	7.05(c)
Assumed In-the-Money Option	2.06(a)
Assumed Performance Unit Award	2.06(c)
Assumed Restricted Stock Award	2.06(d)
Assumed Restricted Unit Award	2.06(b)
Bankruptcy and Equity Exceptions	4.02(a)
Cash Consideration	2.03(a)
Certificate	2.03(b)
Certificate of Merger	2.02(a)
Claim Expenses	7.04(a)
Closing	2.01
Closing Date	2.01
Company	Preamble
Company Additional Amounts	10.03(f)
Company Adverse Recommendation Change	6.02(a)
Company Approval Time	6.02(b)
Company Bankers	4.28
Company Board Recommendation	4.02(b)
Company Fee Reimbursement	10.03(d)
Company Indenture Officers’ Certificate	6.04
Company Intervening Event	6.02(g)
Company Material Contract	4.16(a)
Company Note Offers and Consent Solicitations	6.04
Company Opinion of Counsel	6.04
Company Organizational Documents	4.01
Company Permits	4.13
Company Preferred Stock	4.05(a)

Term	Section
Company PSU Award	2.06(c)
Company Record Date	8.04(a)
Company Regulatory Agency	4.15(a)
Company Regulatory Permits	4.15(a)
Company RSA	2.06(d)
Company RSA	2.06(d)
Company RSU Award	2.06(b)
Company SEC Documents	4.07(a)
Company Stock Option	2.06(a)
Company Stockholder Approval	4.02(a)
Company Stockholder Meeting	8.04(a)
Company Superior Proposal	6.02(f)
Company Supplemental Indenture	6.04
Company Termination Fee	10.03(a)
Compensation Continuation Period	7.05(a)
Confidentiality Agreement	8.01(a)
Consent Solicitations	6.04
D&O Claim	7.04(a)
D&O Indemnified Parties	7.04(a)
D&O Indemnifying Parties	7.04(a)
Debt Commitment Letter	5.27(a)
Debt Commitment Letters	5.27(a)
Debt Financing	5.27(a)
Debt Offer Documents	6.04
DGCL	2.02(a)
Dissenting Shares	2.05
Dissenting Stockholders	2.05
EMA	4.15(d)
End Date	10.01(b)(i)
Exchange Agent	2.04(a)
Exchange Agent Agreement	2.04(a)
Exchange Fund	2.04(a)
Exchange Ratio	2.03(a)
Excluded Shares	2.03(a)
FDA	4.15(a)
FDCA	4.15(a)
Foreign Antitrust Laws	4.03
Incentive Plan Participant	7.05(c)
internal controls	4.07(f)
Joint Proxy Statement/Prospectus	8.03(a)
Lease	4.21
Market Based Units	5.05(a)
Maximum Premium	7.04(b)
Merger	2.02(b)
Merger Consideration	2.03(a)
Merger Effective Time	2.02(a)
Merger Sub	Preamble
Nasdaq	4.03
New Company Plans	7.05(b)
New CVR	2.03(a)

Term	Section
New CVR Agreement	Recitals
New CVR Certificate	2.02(d)
New CVR Trustee	Recitals
Offers to Exchange	6.04
Offers to Purchase	6.04
Parent	Preamble
Parent Additional Amounts	10.03(f)
Parent Adverse Recommendation Change	7.02(a)
Parent Approval Time	7.02(b)
Parent Board Recommendation	5.02(b)
Parent Convertible Preferred Stock	5.05(a)
Parent Equity Awards	5.05(a)
Parent Fee Reimbursement	10.03(c)
Parent Intervening Event	7.02(g)
Parent Organizational Documents	5.01
Parent Permits	5.13
Parent Preferred Stock	5.05(a)
Parent Registered IP	5.19(a)
Parent Regulatory Agency	5.15(a)
Parent Regulatory Permits	5.15(a)
Parent Restricted Stock Units	5.05(a)
Parent SEC Documents	5.07(a)
Parent Share Issuance	5.02(a)
Parent Stock Options	5.05(a)
Parent Stockholder Approval	5.02(a)
Parent Stockholder Meeting	8.04(b)
Parent Superior Proposal	7.02(f)
Parent Termination Fee	10.03(b)
Performance Share Units	5.05(a)
PHSA	4.15(a)
principal executive officer	4.07(e)
principal financial officer	4.07(e)
Registration Statement	8.03(a)
Regulation S-K	4.11
Regulation S-X	6.01(l)
Scheduled Covered Product IP	4.20(a)
Share Consideration	2.03(a)
Surviving Corporation	2.02(b)
Transaction Litigation	8.08
Trust Indenture Act	5.03
U.S. Company Employee Plan	4.18(a)
Uncertificated Share	2.03(b)
Unvested Equity Award CVR Consideration	2.06(e)
Vesting Date	2.06(e)

Section 1.02   Other Definitional and Interpretative Provisions. The following rules of interpretation shall apply to this Agreement: (i) the words “hereof”, “hereby”, “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement; (ii) the table of contents and captions in this Agreement are included for convenience of reference only and shall be ignored in the construction or interpretation hereof; (iii) references to Articles, Sections and Exhibits are to Articles, Sections and Exhibits of this Agreement unless otherwise specified; (iv) all Exhibits and schedules annexed to this Agreement or referred to in this Agreement, including the Company Disclosure

Schedule and the Parent Disclosure Schedule, are incorporated in and made a part of this Agreement as if set forth in full in this Agreement; (v) any capitalized term used in any Exhibit or schedules annexed to this Agreement, including the Company Disclosure Schedule or the Parent Disclosure Schedule, but not otherwise defined therein shall have the meaning set forth in this Agreement; (vi) any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular, and references to any gender shall include all genders; (vii) whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”, whether or not they are in fact followed by those words or words of like import; (viii) “writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form; (ix) references to any Applicable Law shall be deemed to refer to such Applicable Law as amended from time to time and to any rules or regulations promulgated thereunder; (x) references to any Contract are to that Contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof; provided that with respect to any Contract listed on any schedule annexed to this Agreement, including the Company Disclosure Schedule or the Parent Disclosure Schedule, all such amendments, modifications or supplements (other than such amendments, modifications or supplements that are immaterial) must also be listed in the appropriate schedule; (xi) references to any Person include the successors and permitted assigns of that Person; (xii) references “from” or “through” any date mean, unless otherwise specified, “from and including” or “through and including”, respectively; (xiii) references to “dollars” and “$” means U.S. dollars; (xiv) the term “made available” and words of similar import mean that the relevant documents, instruments or materials were (A) with respect to Parent, posted and made available to Parent on the Company due diligence data site (or in any “clean room” or as otherwise provided on an “outside counsel only” basis), or, with respect to the Company, posted or made available to the Company on the Parent due diligence data site (or in any “clean room” or as otherwise provided on an “outside counsel only” basis), as applicable, in each case, prior to the date hereof; or (B) filed or furnished to the SEC prior to the date hereof; (xv) the word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other theory extends and such phrase shall not mean “if”; and (xvi) the parties hereto have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

ARTICLE II

CLOSING; THE MERGER

Section 2.01   Closing. The closing of the Merger (the “Closing”) shall take place in New York City at the offices of Kirkland & Ellis LLP, 601 Lexington Avenue, New York, New York, 10022 at 10:00 a.m., Eastern time, on the third (3rd) Business Day after the date the conditions set forth in Article IX (other than conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permitted by Applicable Law, waiver of such conditions by the party or parties entitled to the benefit thereof at the Closing) have been satisfied or, to the extent permitted by Applicable Law, waived by the party or parties entitled to the benefit thereof, or at such other place, at such other time or on such other date as Parent and the Company may mutually agree (the date on which the Closing occurs, the “Closing Date”).

Section 2.02   The Merger.

(a)   At the Closing, the Company shall file a certificate of merger (the “Certificate of Merger”) with the Delaware Secretary of State and make all other filings or recordings required by the General Corporation Law of the State of Delaware (the “DGCL”) in connection with the Merger. The Merger shall become effective at such time (the “Merger Effective Time”) as the Certificate of Merger is duly filed with the Delaware Secretary of State (or at such later time as Parent and the Company shall agree and is specified in the Certificate of Merger).

(b)   At the Merger Effective Time, Merger Sub shall be merged with and into the Company in accordance with the DGCL (the “Merger”), whereupon the separate existence of Merger Sub shall cease, and the Company shall survive as the surviving corporation in the merger (the “Surviving Corporation”).

(c)   From and after the Merger Effective Time, the Surviving Corporation shall possess all the rights, powers, privileges and franchises and be subject to all of the obligations, liabilities, restrictions and disabilities of the Company and Merger Sub, all as provided under the DGCL.

(d)   Each New CVR issued as part of the Merger Consideration hereunder will be substantially in the form attached as Annex A to the New CVR Agreement (each, a “New CVR Certificate”).

Section 2.03   Conversion of Shares. At the Merger Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holders of the Company Common Stock:

(a)   other than (i) shares of Company Common Stock to be cancelled pursuant to Section 2.03(b) and (ii) Dissenting Shares (such shares together with the shares of Company Common Stock to be cancelled pursuant to Section 2.03(b), collectively, the “Excluded Shares”), each share of Company Common Stock outstanding immediately prior to the Merger Effective Time shall be converted into the right to receive (A) one (the “Exchange Ratio”) share of Parent Common Stock (the “Share Consideration”), subject to Section 2.08 with respect to fractional shares, (B) $50.00 in cash without interest (the “Cash Consideration”) and (C) one contingent value right (a “New CVR”) issued by Parent subject to and in accordance with the New CVR Agreement (the consideration contemplated by subclauses (A), (B) and (C) together, the “Merger Consideration”);

(b)   (i) each share of Company Common Stock held by the Company as treasury stock or owned by Parent or Merger Sub immediately prior to the Merger Effective Time (other than any such shares owned by Parent or Merger Sub in a fiduciary, representative or other capacity on behalf of other Persons, whether or not held in a separate account) shall be cancelled, and no consideration shall be paid with respect thereto and (ii) each share of Company Common Stock held by any wholly owned Subsidiary of either the Company or Parent (other than Merger Sub) immediately prior to the Merger Effective Time (other than shares held in a fiduciary, representative or other capacity on behalf of other Persons, whether or not held in a separate account) shall be converted into such number of fully paid and non-assessable shares of common stock of the Surviving Corporation such that the ownership percentage of any such Subsidiary in the Surviving Corporation immediately following the Merger Effective Time shall equal the ownership percentage of such Subsidiary in the Company immediately prior to the Merger Effective Time;

(c)   each share of common stock of Merger Sub, par value $0.01 per share, issued and outstanding immediately prior to the Merger Effective Time shall be converted into and become one share of common stock, par value $0.01 per share, of the Surviving Corporation with the same rights, powers and privileges as the shares so converted and shall constitute (together with any share of common stock of the Surviving Corporation described in Section 2.03(b)(ii)) the only outstanding shares of capital stock of the Surviving Corporation; and

(d)   all outstanding shares of Company Common Stock shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist, and (i) each share of Company Common Stock that was, immediately prior to the Merger Effective Time, represented by a certificate (each, a “Certificate”) and (ii) each uncertificated share of Company Common Stock which, immediately prior to the Merger Effective Time, was registered to a holder on the stock transfer books of the Company (an “Uncertificated Share”) shall (in each case, other than with respect to Excluded Shares) thereafter represent only the right to receive (A) the Merger Consideration and (B) with respect to the Share Consideration, the right to receive (1) any dividends or other distributions pursuant to Section 2.04(f) and (2) any cash in lieu of any fractional shares of Parent Common Stock pursuant to Section 2.08, in each case to be issued or paid in accordance with Section 2.04, without interest.

Section 2.04   Surrender and Payment.

(a)   Prior to the Merger Effective Time, Parent shall appoint a commercial bank or trust company reasonably acceptable to the Company (the “Exchange Agent”) and enter into an exchange agent agreement with the Exchange Agent reasonably acceptable to the Company (the “Exchange Agent Agreement”) for the purpose of exchanging (i) Certificates or (ii) Uncertificated Shares for the Merger Consideration payable in respect of the shares of Company Common Stock. As of the Merger Effective Time, Parent shall deposit with the Exchange Agent, for the benefit of the holders of shares of Company Common Stock, for exchange in accordance with this Section 2.04 through the Exchange Agent, (x) certificates (or evidence of shares in book-entry form) representing the shares of Parent Common Stock issuable pursuant to Section 2.03(a) in exchange for outstanding shares of Company Common Stock, (y) cash sufficient to pay the aggregate Cash Consideration payable pursuant to Section 2.03(a) and (z) New CVR Certificates representing the New CVRs issuable pursuant to Section 2.03(a) and the New CVR Agreement. Parent agrees to make available, directly or indirectly, to the Exchange Agent from time to time as needed additional cash sufficient to pay any dividends or other distributions to which such holders are entitled pursuant to Section 2.04(f) and cash in lieu of any fractional share of Parent Common Stock to which such holder is entitled pursuant to Section 2.08. Promptly after the Merger Effective Time (and in no event more than two (2) Business Days following the Closing Date), Parent shall send, or shall cause the Exchange Agent to send, to each holder of shares of Company Common Stock at the Merger Effective Time a letter of transmittal and instructions (which shall be in a form reasonably acceptable to the Company and substantially finalized prior to the Merger Effective Time and which shall specify that delivery shall be effected, and risk of loss and title shall pass, only upon proper delivery of the Certificates or transfer of the Uncertificated Shares to the Exchange Agent) for use in such exchange. All certificates (or evidence of shares in book-entry form) representing shares of Parent Common Stock and New CVR Certificates and cash deposited with the Exchange Agent pursuant to this Section 2.04 shall be referred to in this Agreement as the “Exchange Fund”. Parent shall cause the Exchange Agent to deliver the Merger Consideration contemplated to be issued or paid pursuant to this Article II out of the Exchange Fund. The Exchange Fund shall not be used for any other purpose. The Exchange Agent shall invest any cash included in the Exchange Fund as directed by Parent; provided that such cash shall only be invested in the manner provided in the Exchange Agent Agreement; and provided, further, that no such investment or losses thereon shall affect the Merger Consideration payable to holders of Company Common Stock entitled to receive such consideration or cash in lieu of fractional interests; provided, further, that to the extent necessary to pay the Merger Consideration, Parent shall promptly cause to be provided additional funds to the Exchange Agent for the benefit of holders of Company Common Stock entitled to receive such consideration in the amount of any such losses. Any interest and other income resulting from such investments shall be the property of, and paid to, Parent upon termination of the Exchange Fund.

(b)   Each holder of shares of Company Common Stock that have been converted into the right to receive the Merger Consideration shall be entitled to receive, upon (i) surrender to the Exchange Agent of a Certificate, together with a properly completed and duly executed letter of transmittal, or (ii) receipt of an “agent’s message” by the Exchange Agent (or such other evidence, if any, of transfer as the Exchange Agent may reasonably request) in the case of a book-entry transfer of Uncertificated Shares, the Merger Consideration in respect of each share of the Company Common Stock represented by such Certificate or Uncertificated Share (including cash in lieu of any fractional shares of Parent Common Stock and any dividends and distributions with respect to the Share Consideration as contemplated by Section 2.08 and Section 2.04(f)). The shares of Parent Common Stock constituting the Share Consideration, at Parent’s option, shall be in uncertificated book-entry form, unless a physical certificate is requested by a holder of shares of Company Common Stock or is otherwise required under Applicable Law.

(c)   If any portion of the Merger Consideration (or cash in lieu of any fractional shares of Parent Common Stock or any dividends and distributions with respect to the Share Consideration as contemplated by Section 2.08 or Section 2.04(f)) is to be paid to a Person other than the Person in whose name the surrendered Certificate or the transferred Uncertificated Share is registered, it shall be a condition to such payment that (i) either such Certificate shall be properly endorsed or shall otherwise be in proper form for transfer or such Uncertificated Share shall be properly transferred and (ii) the Person requesting such payment shall pay to the Exchange Agent any transfer or similar Taxes required as a result of such payment to a Person other than the registered holder of such Certificate or Uncertificated Share or establish to the satisfaction of the Exchange Agent that such transfer or similar Taxes have been paid or are not payable.

(d)   Upon the Merger Effective Time, there shall be no further registration of transfers of shares of Company Common Stock thereafter on the records of the Company. If, after the Merger Effective Time, Certificates or Uncertificated Shares are presented to Parent, the Surviving Corporation or the Exchange Agent for any reason, they shall be cancelled and exchanged for the Merger Consideration (and cash in lieu of any fractional shares of Parent Common Stock and any dividends and distributions with respect to the Share Consideration as contemplated by Section 2.08 and Section 2.04(f)) with respect thereto in accordance with the procedures set forth in, or as otherwise contemplated by, this Article II (including this Section 2.04).

(e)   Any portion of the Exchange Fund that remains unclaimed by the holders of shares of Company Common Stock twelve (12) months following the Closing Date shall be delivered to Parent or as otherwise instructed by Parent, and any such holder who has not exchanged shares of Company Common Stock for the Merger Consideration in accordance with this Section 2.04 prior to that time shall thereafter look only to Parent for payment of the Merger Consideration (and cash in lieu of any fractional shares of Parent Common Stock and any dividends and distributions with respect to the Share Consideration as contemplated by Section 2.08 and Section 2.04(f)), without any interest thereon. Notwithstanding the foregoing, Parent and its Subsidiaries (including the Surviving Corporation and its Subsidiaries) shall not be liable to any holder of shares of Company Common Stock for any amounts properly paid to a public official in compliance with applicable abandoned property, escheat or similar laws. Any amounts remaining unclaimed by holders of shares of Company Common Stock immediately prior to such time when the amounts would otherwise escheat to or become property of any Governmental Authority shall become, to the extent permitted by Applicable Law, the property of Parent free and clear of any claims or interest of any Person previously entitled thereto.

(f)   Following the surrender of any Certificates, along with the delivery of a properly completed and duly executed letter of transmittal, or the transfer of any Uncertificated Shares, in each case as provided in this Section 2.04, Parent shall pay, or cause to be paid, without interest, to the Person in whose name the shares of Parent Common Stock constituting the Share Consideration have been registered, (i) in connection with the payment of the Share Consideration, (x) the amount of any cash payable in lieu of fractional shares to which such Person is entitled pursuant to Section 2.08, and (y) the aggregate amount of all dividends or other distributions payable with respect to such shares of Parent Common Stock with a record date on or after the Merger Effective Time that were paid prior to the time of such surrender or transfer, and (ii) at the appropriate payment date after the payment of the Merger Consideration, the amount of all dividends or other distributions payable with respect to whole shares of Parent Common Stock constituting the Share Consideration with a record date on or after the Merger Effective Time and prior to the time of such surrender or transfer and with a payment date subsequent to the time of such surrender or transfer. No dividends or other distributions with respect to shares of Parent Common Stock constituting the Share Consideration, and no cash payment in lieu of fractional shares pursuant to Section 2.08, shall be paid to the holder of any Certificates not surrendered or of any Uncertificated Shares not transferred until such Certificates are surrendered and the holder thereof delivers a properly completed and duly executed letter of transmittal or such Uncertificated Shares are transferred, as the case may be, as provided in this Section 2.04.

(g)   The payment of any transfer, documentary, sales, use, stamp, registration, value added and other Taxes and fees (including any penalties and interest) incurred by a holder of Company Common Stock in connection with the Merger, and the filing of any related Tax Returns and other documentation with respect to such Taxes and fees, shall be the responsibility solely of such holder.

Section 2.05   Dissenting Shares. Notwithstanding anything in this Agreement to the contrary, shares of Company Common Stock that are issued and outstanding immediately prior to the Merger Effective Time and that are held by a stockholder who is entitled to demand and properly demands appraisal of such shares pursuant to, and who complies in all respects with, the provisions of Section 262 of the DGCL (such stockholders, the “Dissenting Stockholders” and, such shares of Company Common Stock, the “Dissenting Shares”), shall not be converted into or be exchangeable for the right to receive the Merger Consideration, but instead such holder shall be entitled to payment of the fair value of such Dissenting Shares in accordance with the provisions of Section 262 of the DGCL (and, at the Merger Effective Time, such Dissenting Shares shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and such holder shall cease to have any rights with respect thereto, except the right to receive the fair value of such Dissenting Shares in accordance with the provisions of Section 262 of the DGCL), unless and until such holder shall have failed to perfect or shall have effectively waived, withdrawn or lost rights to appraisal under the DGCL. If any Dissenting Stockholders shall have failed to perfect or shall have effectively waived, withdrawn or lost such rights, the Dissenting Shares held by such Dissenting Stockholder shall thereupon be deemed to have been converted, as of the Merger Effective Time, into the right to receive the Merger Consideration as provided in Section 2.03(a) (and cash in lieu of any fractional shares of Parent Common Stock and any dividends and distributions with respect thereto as contemplated by Section 2.04(f) and Section 2.08), without interest. The Company shall give Parent prompt notice of any written demands for appraisal of any shares of Company Common Stock, attempted withdrawals of such demands and any other instruments served pursuant to the DGCL and received by the Company relating to stockholders’ rights of appraisal in accordance with the provisions of Section 262 of the DGCL, and Parent shall have the opportunity to participate in all negotiations and proceedings with respect to all such demands. The Company shall not, except with the prior written consent of Parent, make any payment with respect to, settle or offer or agree to settle any such demands. Any portion of the Merger Consideration made available to the Exchange Agent pursuant to Section 2.04 to pay for shares of Company Common Stock for which appraisal rights have been perfected shall be returned to Parent upon demand.

Section 2.06   Company Equity Awards.

(a)   Company Stock Options. At the Merger Effective Time, each compensatory option to purchase shares of Company Common Stock under any Company Stock Plan that is outstanding and unexercised immediately prior to the Merger Effective Time (each, a “Company Stock Option”), whether or not vested shall, by virtue of the Merger and without further action on the part of the holder thereof be:

(i)   if such Company Stock Option is an In-the-Money Option, assumed by Parent and converted into (A) an option (an “Assumed In-the-Money Option”) to purchase, on the same terms and conditions (including applicable vesting, exercise and expiration provisions and any terms and conditions relating to accelerated vesting upon a termination of the holder’s employment in connection with or following the Merger) as applied to each such Company Stock Option immediately prior to the Merger Effective Time, shares of Parent Common Stock, except that the number of shares of Parent Common Stock, rounded down to the nearest whole number of shares, subject to such Assumed In-the-Money Option shall equal the product of (1) the number of shares of Company Common Stock that were subject to such Company Stock Option immediately prior to the Merger Effective Time, multiplied by (2) the Equity Award Exchange Ratio, and the per-share exercise price, rounded up to the nearest whole cent, shall equal the quotient of (x) the exercise price per share of Company Common Stock at which such Company Stock Option was exercisable immediately prior to the Merger Effective Time, divided by (y) the Equity Award Exchange Ratio, and (B) the right to receive (1) if such In-the-Money Option was vested prior to the Merger Effective Time, one New CVR for each share of Company Common Stock underlying such In-the-Money Option immediately prior to the Merger Effective Time to be delivered within five (5) Business Days following the Merger Effective Time or (2) if such In-the-Money Option was not vested immediately prior to the Merger Effective Time, immediately upon, and subject to, the vesting of the Assumed In-the-Money Option, the Unvested Equity Award CVR Consideration (as defined in Section 2.06(e) below); or

(ii)   if such Company Stock Option is an Out-of-the-Money Option, assumed by Parent and converted into an option (an “Assumed Out-of-the-Money Stock Option”) to purchase, on the same terms and conditions (including applicable vesting, exercise and expiration provisions and any terms and conditions relating to accelerated vesting upon a termination of the holder’s employment in connection with or following the Merger) as applied to each such Company Stock Option immediately prior to the Merger Effective Time, shares of Parent Common Stock, except that the number of shares of Parent Common Stock, rounded down to the nearest whole number of shares, subject to such Assumed Out-of-the-Money Stock Option shall equal the product of (1) the number of shares of Company Common Stock that were subject to such Company Stock Option immediately prior to the Merger Effective Time, multiplied by (2) the Out-of-the-Money Option Exchange Ratio, and the per-share exercise price, rounded up to the nearest whole cent, shall equal the quotient of (x) the exercise price per share of Company Common Stock at which such Company Stock Option was exercisable immediately prior to the Merger Effective Time, divided by (y) the Out-of-the-Money Option Exchange Ratio;

provided that each Company Stock Option that is an “incentive stock option” (as defined in Section 422 of the Code) shall be adjusted in accordance with the requirements of Section 424 of the Code, and each Company Stock Option shall be adjusted in a manner that complies with Section 409A of the Code.

(b)   Company Restricted Stock Units. At the Merger Effective Time, each restricted stock unit award with respect to shares of Company Common Stock outstanding under any Company Stock Plan that vests solely based on the passage of time (each, a “Company RSU Award”) shall, by virtue of the Merger and without further action on the part of the holder thereof, be assumed by Parent and shall be converted into (i) a restricted unit award (each, an “Assumed Restricted Unit Award”) that settles in a number of shares of

Parent Common Stock equal to the number of shares of Company Common Stock underlying the Company RSU Award multiplied by the Equity Award Exchange Ratio, rounded up to the nearest whole number of shares, and (ii) the right to receive, immediately upon, and subject to, the vesting of the Assumed Restricted Unit Award, the Unvested Equity Award CVR Consideration. Each Assumed Restricted Unit Award shall continue to have, and shall be subject to, the same terms and conditions as applied to the corresponding Company RSU Award immediately prior to the Merger Effective Time (including any terms and conditions relating to accelerated vesting upon a termination of the holder’s employment in connection with or following the Merger).

(c)   Company Performance-Based Restricted Stock Units. At the Merger Effective Time, each restricted stock unit award with respect to shares of Company Common Stock outstanding under any Company Stock Plan that vests based on the achievement of performance goals (each, a “Company PSU Award”) shall, by virtue of the Merger and without further action on the part of the holder thereof, be assumed by Parent and shall be converted into (i) a restricted stock unit award (each, an “Assumed Performance Unit Award”) that settles in a number of shares of Parent Common Stock equal to the product of the number of shares of Company Common Stock underlying the Company PSU Award (with such number of shares determined by deeming the applicable performance goals to be achieved at the greater of (A) the target level and (B) the actual level of achievement through the end of the calendar quarter immediately preceding the quarter in which the Merger Effective Time occurs as determined by the Management Compensation and Development Committee of the Board of Directors of the Company prior to the Merger Effective Time) multiplied by the Equity Award Exchange Ratio, rounded up to the nearest whole number of shares, and (ii) the right to receive, immediately upon, and subject to, the vesting of the Assumed Performance Unit Award, the Unvested Equity Award CVR Consideration. Each Assumed Performance Unit Award shall continue to have, and shall be subject to, the same terms and conditions as applied to the corresponding Company PSU Award (other than performance-based vesting conditions) immediately prior to the Merger Effective Time (including any terms and conditions relating to accelerated vesting upon a termination of the holder’s employment in connection with or following the Merger).

(d)   Company Restricted Stock Awards. At the Merger Effective Time, each restricted stock award with respect to shares of Company Common Stock outstanding under any Company Stock Plan that vests based on the passage of time and/or the achievement of performance goals (each, a “Company RSA”) shall, by virtue of the Merger and without further action on the part of the holder thereof, be assumed by Parent and shall be converted into (i) a restricted stock award (each, an “Assumed Restricted Stock Award”) that settles in a number of shares of Parent Common Stock equal to the number of shares of Company Common Stock underlying the Company RSA multiplied by the Equity Award Exchange Ratio, rounded up to the nearest whole number of shares, and (ii) the right to receive, immediately upon, and subject to, the vesting of the Assumed Restricted Stock Award, the Unvested Equity Award CVR Consideration. Each Assumed Restricted Stock Award shall continue to have, and shall be subject to, the same terms and conditions as applied to the corresponding Company RSA immediately prior to the Merger Effective Time (including any terms and conditions relating to accelerated vesting upon a termination of the holder’s employment in connection with or following the Merger).

(e)   Unvested Equity Award CVR Consideration. With respect to each In-the-Money Option that is unvested as of immediately prior to the Merger Effective Time, each Company RSU Award, each Company PSU Award, and each Company RSA, the “Unvested Equity Award CVR Consideration” means either (i) if the Vesting Date (as defined below) occurs prior to the Milestone Payment Record Date (as defined in the New CVR Agreement) and prior to the Termination Date (as defined in the New CVR Agreement), one New CVR in respect of each share of Company Common Stock underlying such In-the-Money Option, Company RSU Award, Company PSU Award, or Company RSA, as applicable, immediately prior to the Merger Effective Time, (ii) if the Vesting Date occurs on or after the Milestone Payment Record Date, a cash payment equal to the Milestone Payment (as defined in the New CVR Agreement) in respect of each share of Company Common Stock underlying such In-the-Money Option, Company RSU Award, Company PSU Award, or Company RSA, as applicable, immediately prior to the Merger Effective Time, or (iii) if the Vesting Date occurs on or after the Termination Date and the Milestone (as defined in the New CVR Agreement) was not achieved prior to the Termination Date, no additional consideration. As used in this Section 2.06(e), “Vesting Date” means the date on which the Assumed In-the-Money Option, Assumed Restricted Unit Award, Assumed Performance Unit Award, or Assumed Restricted Stock Award that was issued in exchange for the applicable In-the-Money Option, Company RSU Award, Company PSU Award, or Company RSA, as applicable, becomes vested. For purposes of this Section 2.06(e), the number of shares of Company Common Stock underlying each Company PSU Award immediately prior to the Merger Effective Time will be determined in accordance with Section 2.06(c)(i).

(f)   Reservation of Shares. As soon as practicable following the Closing Date (but in no event more than five (5) Business Days following the Closing Date), Parent shall file a registration statement on Form S-8 (or any successor form) or, if required, Form S-3 (or any successor form), with respect to the issuance of (i) the shares of Parent Common Stock subject to the Assumed In-the-Money Options, the Assumed Out-of-the-Money Options, the Assumed Restricted Unit Awards, the Assumed Performance Unit Awards, and the Assumed Restricted Stock Awards, and (ii) the New CVRs to holders of Assumed In-the-Money Options that are unvested as of immediately prior to the Merger Effective Time, Assumed Restricted Unit Awards, Assumed Performance Unit Awards, and Assumed Restricted Stock Awards, and shall use its reasonable best efforts to maintain the effectiveness of such registration statement or registration statements (and maintain the current status of the prospectus or prospectuses contained therein) for so long as the Assumed In-the-Money Options, the Assumed Out-of-the-Money Options, the Assumed Restricted Unit Awards, the Assumed Performance Unit Awards, and the Assumed Restricted Stock Awards remain outstanding.

(g)   Board Actions. Prior to the Merger Effective Time, the Board of Directors of the Company (and/or the Management Compensation and Development Committee of the Board of Directors of the Company) and the Board of Directors of Parent (and/or the Compensation and Management Development Committee of the Board of Directors of Parent) shall adopt such resolutions as are necessary to give effect to the transactions contemplated by this Section 2.06.

Section 2.07   Adjustments. Without limiting or affecting any of the provisions of Section 6.01 or Section 7.01, if, during the period between the date of this Agreement and the Merger Effective Time, any change in the outstanding shares of capital stock of the Company or Parent shall occur as a result of any reclassification, recapitalization, stock split (including reverse stock split), merger, combination, exchange or readjustment of shares, subdivision or other similar transaction, or any stock dividend thereon with a record date during such period, the Merger Consideration and any other amounts payable pursuant to this Agreement shall be appropriately adjusted to eliminate the effect of such event on the Merger Consideration or any such other amounts payable pursuant to this Agreement.

Section 2.08   Fractional Shares. Notwithstanding anything in this Agreement to the contrary, no fractional shares of Parent Common Stock or fractional New CVRs shall be issued in the Merger. Each holder of shares of Company Common Stock who would otherwise have been entitled to receive as a result of the Merger a fraction of a share of Parent Common Stock or a fractional New CVR (after aggregating all shares represented by the Certificates and Uncertificated Shares delivered by such holder), as the case may be, shall receive, in lieu thereof, cash (without interest) in an amount (rounded down to the nearest cent) representing such holder’s proportionate interest in the net proceeds from the sale by the Exchange Agent on behalf of all such holders of shares of Parent Common Stock or New CVRs, respectively, that would otherwise be issued.

Section 2.09   Withholding Rights. Each of the Exchange Agent, Parent and the Surviving Corporation shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement such amounts as it is required to deduct and withhold with respect to the making of such payment under any provision of any Applicable Law, including federal, state, local or non-U.S. Tax law. If the Exchange Agent, Parent or the Surviving Corporation, as the case may be, so withholds and pays over all amounts so withheld to the appropriate Taxing Authority, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which the Exchange Agent, Parent or the Surviving Corporation, as the case may be, made such deduction and withholding.

Section 2.10   Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if reasonably required by the Surviving Corporation or the Exchange Agent, the posting by such Person of a customary bond issued for lost, stolen or destroyed stock certificates, in such reasonable amount as the Surviving Corporation or the Exchange Agent may direct, as indemnity against any claim that may be made against the Surviving Corporation or the Exchange Agent, with respect to such Certificate, the Exchange Agent will, if such holder has otherwise delivered a properly completed and duly executed letter of transmittal, issue, in exchange for such lost, stolen or destroyed Certificate, the Merger Consideration to be paid in respect of the shares of Company Common Stock represented by such Certificate, as contemplated by this Article II (including Section 2.04).

Section 2.11   Further Assurances. At and after the Merger Effective Time, the officers and directors of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of the Company, any of its Subsidiaries or Merger Sub, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of the Company, any of its Subsidiaries or Merger Sub, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Corporation any and all right, title and interest in, to and under any of the rights, properties or assets of the Company acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger.

ARTICLE III

ORGANIZATIONAL DOCUMENTS; DIRECTORS AND OFFICERS

Section 3.01   Certificate of Incorporation and Bylaws of the Surviving Corporation. (a) The certificate of incorporation of Merger Sub, as in effect immediately prior to the Merger Effective Time, shall be the certificate of incorporation of the Surviving Corporation from and after the Merger Effective Time until thereafter amended as provided therein or by Applicable Law and (b) the bylaws of Merger Sub, as in effect immediately prior to the Merger Effective Time, shall be the bylaws of the Surviving Corporation from and after the Merger Effective Time until thereafter amended as provided therein, in the certificate of incorporation of the Surviving Corporation or by Applicable Law, except in each case that the name of the corporation reflected therein shall be “Celgene Corporation”.

Section 3.02   Directors and Officers of the Surviving Corporation. From and after the Merger Effective Time, until their respective successors are duly elected or appointed and qualified in accordance with Applicable Law, (a) the directors of Merger Sub immediately prior to the Merger Effective Time shall be the directors of the Surviving Corporation and (b) the officers of the Company immediately prior to the Merger Effective Time shall be the officers of the Surviving Corporation.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Subject to Section 11.05, except (i) as disclosed in any publicly available Company SEC Document or (ii) as set forth in the Company Disclosure Schedule, the Company represents and warrants to Parent that:

Section 4.01   Corporate Existence and Power. The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware. The Company has all requisite corporate power and authority required to own or lease all of its properties or assets and to carry on its business as now conducted. The Company is duly qualified to do business and is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified or in good standing has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Prior to the date of this Agreement, the Company has made available to Parent true and complete copies of the certificate of incorporation and bylaws of the Company as in effect on the date of this Agreement (the “Company Organizational Documents”).

Section 4.02   Corporate Authorization.

(a)   The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated by this Agreement are within the corporate powers and authority of the Company and, except for the Company Stockholder Approval, have been duly authorized by all necessary corporate action on the part of the Company. The affirmative vote of the holders of at least a majority of the outstanding shares of Company Common Stock adopting this Agreement is the only vote of the holders of any of the Company’s capital stock necessary in connection with the consummation of the Merger (the “Company Stockholder Approval”). This Agreement has been duly executed and delivered by the Company and (assuming due authorization, execution and delivery by Parent and Merger Sub) constitutes a valid, legal and binding agreement of the Company enforceable against the Company in accordance with its terms (subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors’ rights and remedies generally, and subject to general principles of equity, regardless of whether enforcement is sought in a proceeding at law or in equity (collectively, the “Bankruptcy and Equity Exceptions”)).

(b)   At a meeting duly called and held, the Board of Directors of the Company unanimously adopted resolutions (i) determining that this Agreement and the transactions contemplated hereby (including the Merger) are fair to and in the best interests of the Company and its stockholders, (ii) approving, adopting and declaring advisable this Agreement and the transactions contemplated hereby (including the Merger), (iii) directing that the adoption of this Agreement be submitted to a vote at a meeting of the Company’s stockholders, and (iv) recommending adoption of this Agreement by the Company’s stockholders (such recommendation, the “Company Board Recommendation”). Except as permitted by Section 6.02, the Board of Directors of the Company has not subsequently rescinded, modified or withdrawn any of the foregoing resolutions.

Section 4.03   Governmental Authorization. The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby require no action by or in respect of, Consents of, or Filings with, any Governmental Authority other than (a) the filing of the Certificate of Merger with the Delaware Secretary of State and appropriate documents with the relevant authorities of other states in which the Company is qualified to do business, (b) compliance with any applicable requirements of the HSR Act, (c) compliance with and Filings under any applicable Antitrust Laws of any non-U.S. jurisdictions (collectively, “Foreign Antitrust Laws”), (d) compliance with any applicable requirements of the 1933 Act, the 1934 Act and any other applicable U.S. state or federal securities laws or pursuant to the rules of the NASDAQ Global Select Market and NASDAQ Global Market (collectively, “Nasdaq”), and (e) any other actions, Consents or Filings the absence of which has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.04   Non-contravention. The execution, delivery and performance by the Company of this Agreement and the consummation of the transactions contemplated hereby do not and will not (a) contravene, conflict with, or result in any violation or breach of any provision of the Company Organizational Documents, (b) assuming compliance with the matters referred to in Section 4.03 and receipt of the Company Stockholder Approval, contravene, conflict with or result in any violation or breach of any provision of any Applicable Law, (c) assuming compliance with the matters referred to in Section 4.03 and receipt of the Company Stockholder Approval, require any Consent or other action by any Person under, constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default, under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which the Company or any of its Subsidiaries is entitled under, any provision of any Company Permit or any Contract binding upon the Company or any of its Subsidiaries, or (d) result in the creation or imposition of any Lien on any asset of the Company or any of its Subsidiaries, except, in the case of each of clauses (b) through (d), as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.05   Capitalization.

(a)   The authorized capital stock of the Company consists of (i) 1,150,000,000 shares of Company Common Stock and (ii) 5,000,000 shares of preferred stock, par value $0.01 per share (“Company Preferred Stock”). As of December 31, 2018, there were outstanding (A) 700,238,758 shares of Company Common Stock (of which 17,065 shares of Company Common Stock were subject to Company RSAs), (B) no shares of Company Preferred Stock, (C) Company Stock Options to purchase an aggregate of 71,139,116 shares of Company Common Stock, (D) 11,676,491 shares of Company Common Stock were subject to outstanding Company RSU Awards, (E) 652,837 shares of Company Common Stock were subject to outstanding Company PSU Awards, determined assuming target performance levels were achieved, (F) 27,623,841 additional shares of Company Common Stock were reserved for issuance pursuant to the Company Stock Plans and (G) 43,273,855 Abraxis CVRs subject to, and having the terms set forth in, the Abraxis CVR Agreement. Except as set forth in this Section 4.05(a) and for changes since December 31, 2018 resulting from (x) the exercise or vesting and settlement of Company Equity Awards outstanding on such date or issued on or after such date to the extent permitted by Section 6.01, or (y) the issuance of Equity Securities of the Company on or after the date hereof to the extent permitted by Section 6.01, there are no issued, reserved for issuance or outstanding Equity Securities of the Company.

(b)   All outstanding shares of capital stock of the Company have been, and all shares that may be issued pursuant to any Company Stock Plan will be, when issued in accordance with the respective terms thereof, duly authorized and validly issued, fully paid and nonassessable and free of preemptive rights. No Subsidiary of the Company owns any shares of capital stock of the Company (other than any such shares owned by Subsidiaries of the Company in a fiduciary, representative or other capacity on behalf of other Persons, whether or not held in a separate account). There are no outstanding bonds, debentures, notes or other indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which stockholders of the Company have the right to vote. There are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Equity Securities of the Company. Neither the Company nor any of its Subsidiaries is a party to any agreement with respect to the voting of any Equity Securities of the Company.

Section 4.06   Subsidiaries.

(a)   Each Major Subsidiary of the Company is a corporation or other entity duly incorporated or organized, validly existing and in good standing (except to the extent such concept is not applicable under Applicable Law of such Subsidiary’s jurisdiction of incorporation, formation or organization, as applicable) under the laws of its jurisdiction of incorporation, formation or organization, as applicable, and has all corporate or other organizational powers and authority, as applicable, required to own, lease and operate its properties and assets and to carry on its business as now conducted, except for those jurisdictions where failure to be so organized, validly existing and in good standing or to have such power or authority has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Each such Major Subsidiary is duly qualified to do business and is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified or in good standing has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)   All of the issued and outstanding capital stock or other Equity Securities of each Subsidiary of the Company have been validly issued and are fully paid and nonassessable (except to the extent such concepts are not applicable under Applicable Law of such Subsidiary’s jurisdiction of incorporation, formation or organization, as applicable) and are owned by the Company, directly or indirectly, free and clear of any Lien (other than any restrictions imposed by Applicable Law) and free of preemptive rights, rights of first refusal, subscription rights or similar rights of any Person and transfer restrictions (other than transfer restrictions under Applicable Law or under the organizational documents of such Subsidiary). There are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Equity Securities of any Subsidiary of the Company. Except for the capital stock or other Equity Securities of its Subsidiaries and publicly traded securities held for investment which do not exceed five percent (5%) of the outstanding securities of any entity, the Company does not own, directly or indirectly, any capital stock or other Equity Securities of any Person.

Section 4.07   SEC Filings and the Sarbanes-Oxley Act.

(a)   The Company has timely filed with or furnished to the SEC all reports, schedules, forms, statements, prospectuses, registration statements and other documents required to be filed with or furnished to the SEC by the Company since January 1, 2017 (collectively, together with any exhibits and schedules thereto and other information incorporated therein, the “Company SEC Documents”). No Subsidiary of the Company is required to file any report, schedule, form, statement, prospectus, registration statement or other document with the SEC.

(b)   As of its filing date ( or, if amended or superseded by a filing prior to the date of this Agreement, on the date of such amended or superseding filing), the Company SEC Documents filed or furnished prior to the date of this Agreement complied, and each Company SEC Document filed or furnished subsequent to the date of this Agreement (assuming, in the case of the Joint Proxy Statement/Prospectus, that the representation and warranty set forth in Section 5.09 is true and correct) will comply, in all material respects with the applicable requirements of Nasdaq, the 1933 Act, the 1934 Act and the Sarbanes-Oxley Act, as the case may be.

(c)   As of its filing date (or, if amended or superseded by a filing prior to the date of this Agreement, on the date of such amended or superseding filing), each Company SEC Document filed or furnished prior to the date of this Agreement did not, and each Company SEC Document filed or furnished subsequent to the date of this Agreement (assuming, in the case of the Joint Proxy Statement/Prospectus, that the representation and warranty set forth in Section 5.09 is true and correct) will not, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

(d)   The Company is, and since January 1, 2017 has been, in compliance in all material respects with (i) the applicable provisions of the Sarbanes-Oxley Act and (ii) the applicable listing and corporate governance rules and regulations of Nasdaq.

(e)   Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries have established and maintain disclosure controls and procedures (as defined in Rule 13a-15 under the 1934 Act) designed to ensure that material information relating to the Company, including its consolidated Subsidiaries, is made known to the Company’s principal executive officer and its principal financial officer by others within those entities, including during the periods in which the periodic reports required under the 1934 Act are being prepared. For purposes of this Agreement, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act.

(f)   Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries have established and maintain a system of internal controls over financial reporting (as defined in Rule 13a-15 under the 1934 Act) (“internal controls”) designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of the Company’s financial statements for external purposes in accordance with GAAP, and the Company’s principal executive officer and principal financial officer have disclosed, based on their most recent evaluation of such internal controls prior to the date of this Agreement, to the Company’s auditors and the audit committee of the Board of Directors of the Company (i) all significant deficiencies and material weaknesses in the design or operation of internal controls which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in internal controls. The Company has made available to Parent prior to the date of this Agreement a true and complete (in all material respects) summary of any disclosure of the type described in the preceding sentence made by management to the Company’s auditors and audit committee during the period beginning January 1, 2017 and ending as of the date hereof.

(g)   Since January 1, 2017, each of the principal executive officer and principal financial officer of the Company (or each former principal executive officer and principal financial officer of the Company, as applicable) has made all certifications required by Rules 13a-14 and 15d-14 under the 1934 Act and Sections 302 and 906 of the Sarbanes-Oxley Act and any related rules and regulations promulgated by the SEC and Nasdaq, and the statements contained in any such certifications are true and complete in all material respects as of the date on which they were made.

Section 4.08   Financial Statements and Financial Matters.

(a)   The audited consolidated financial statements and unaudited consolidated interim financial statements of the Company included or incorporated by reference in the Company SEC Documents present fairly in all material respects, in conformity with GAAP applied on a consistent basis during the periods presented (except as may be indicated in the notes thereto), the consolidated financial position of the Company and its Subsidiaries as of the dates thereof and their consolidated results of operations and cash flows for the periods then ended (subject to normal and recurring year-end audit adjustments in the case of any unaudited interim financial statements). Such consolidated financial statements have been prepared in all material respects from the books and records of the Company and its Subsidiaries.

(b)   From January 1, 2017 to the date of this Agreement, the Company has not received written notice from the SEC or any other Governmental Authority indicating that any of its accounting policies or practices are or may be the subject of any review, inquiry, investigation or challenge by the SEC or any other Governmental Authority.

Section 4.09   Disclosure Documents. The information relating to the Company and its Subsidiaries that is provided by the Company, any of its Subsidiaries or any of their respective Representatives for inclusion or incorporation by reference in the Registration Statement or the Joint Proxy Statement/Prospectus will not (a) in the case of the Registration Statement, at the time the Registration Statement or any amendment or supplement thereto becomes effective and at the time of the Company Stockholder Meeting and the Parent Stockholder Meeting, and (b) in the case of the Joint Proxy Statement/Prospectus, at the time the Joint Proxy Statement/Prospectus or any amendment or supplement thereto is first mailed to the stockholders of the Company and the stockholders of Parent and at the time of the Company Stockholder Meeting and the Parent Stockholder Meeting, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing provisions of this Section 4.09, no representation or warranty is made by the Company with respect to information or statements made or incorporated by reference in the Registration Statement or the Joint Proxy Statement/Prospectus which were not supplied by or on behalf of the Company.

Section 4.10   Absence of Certain Changes.

(a)   (i) Since the Company Balance Sheet Date through the date of this Agreement, except in connection with or related to the process in connection with which the Company and its Representatives discussed and negotiated this Agreement and the transactions contemplated hereby, the business of the Company and its Subsidiaries has been conducted in all material respects in the ordinary course of business consistent with past practice and (ii) since the Company Balance Sheet Date, there has not been any event, change, effect, development or occurrence that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)   Since the Company Balance Sheet Date through the date of this Agreement, there has not been any action taken by the Company or any of its Subsidiaries that, if taken during the period from the date of this Agreement through the Merger Effective Time without Parent’s consent, would constitute a breach of clause (b), (c)(iii), (f), (h), (l) or (m) of Section 6.01 (or solely with respect to the foregoing clauses, clause (o) of Section 6.01).

Section 4.11   No Undisclosed Material Liabilities. There are no liabilities or obligations of the Company or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, that would be required by GAAP to be reflected on the consolidated balance sheet of the Company and its Subsidiaries, other than (a) liabilities or obligations disclosed and provided for in the Company Balance Sheet or in the notes thereto, (b) liabilities or obligations incurred in the ordinary course of business consistent with past practice since the Company Balance Sheet Date, (c) liabilities arising in connection with the transactions contemplated hereby, or (d) other liabilities or obligations that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. There are no off-balance sheet arrangements of any type pursuant to any off-balance sheet arrangement required to be disclosed pursuant to Item 303(a)(4) of Regulation S-K promulgated under the 1933 Act (“Regulation S-K”) that have not been so described in the Company SEC Documents.

Section 4.12   Litigation. There is no claim, action, proceeding or suit or, to the knowledge of the Company, investigation pending or, to the knowledge of the Company, threatened (in the case of clause (b) below, as of the date hereof) against the Company, any of its Subsidiaries, any present or former officers, directors or employees of the Company or any of its Subsidiaries in their respective capacities as such, or any of the respective properties or assets of the Company or any of its Subsidiaries, before (or, in the case of threatened claims, actions, suits, investigations or proceedings, that would be before) any Governmental Authority (a) that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or (b) that, as of the date of this Agreement, in any manner challenges or seeks to prevent, enjoin, alter or materially delay the Merger or any of the other transactions contemplated hereby. There is no Order outstanding against the Company, any of its Subsidiaries, any present or former officers, directors or employees of the Company or any of its Subsidiaries in their respective capacities as such, or any of the respective properties or assets of any of the Company or any of its Subsidiaries, that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or that, as of the date of this Agreement, would reasonably be expected to prevent, enjoin, alter or materially delay the Merger or any of the other transactions contemplated hereby.

Section 4.13   Permits. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and each of its Subsidiaries hold all governmental licenses and Consents necessary for the operation of its respective businesses (the “Company Permits”). The Company and each of its Subsidiaries are, and since January 1, 2017 have been, in compliance with the terms of the Company Permits, except for failures to comply that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. There is no claim, action, proceeding or suit or, to the knowledge of the Company, investigation pending, or, to the knowledge of the Company, threatened that seeks, or, to the knowledge of the Company, any existing condition, situation or set of circumstances that would reasonably be expected to result in, the revocation, cancellation, termination, non-renewal or adverse modification of any Company Permit, except where such revocation, cancellation, termination, non-renewal or adverse modification has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.14   Compliance with Laws. The Company and each of its Subsidiaries are, and since January 1, 2017 have been, in compliance with all Applicable Laws, except for failures to comply that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.15   Regulatory Matters.

(a)   Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) each of the Company and its Subsidiaries holds (A) all authorizations under the United States Food, Drug and Cosmetic Act of 1938, as amended (the “FDCA”), the Public Health Service Act, as amended (the “PHSA”), and the regulations of the United States Food and Drug Administration (the “FDA”) promulgated thereunder, and (B) authorizations of any applicable Governmental Authority that are concerned with the quality, identity, strength, purity, safety, efficacy, manufacturing, marketing, distribution, sale, pricing, import or export of any of the Company Products (any such Governmental Authority, a “Company Regulatory Agency”) necessary for the lawful operating of the businesses of the Company and each of its Subsidiaries as currently conducted (the “Company Regulatory Permits”); (ii) all such Company Regulatory Permits are valid and in full force and effect; and (iii) the Company and its Subsidiaries are in compliance with the terms of all Company Regulatory Permits. All Company Regulatory Permits are in full force and effect, except where the failure to be in full force and effect has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)   Neither the Company nor any of its Subsidiaries are party to any material corporate integrity agreements, monitoring agreements, consent decrees, settlement orders, or similar agreements with or imposed by any Company Regulatory Agency.

(c)   All pre-clinical and clinical investigations in respect of a Company Product or Company Product candidate conducted or sponsored by the Company or any of its Subsidiaries are being and, since January 1, 2017 have been, conducted in compliance with all Applicable Laws administered or issued by the applicable Company Regulatory Agencies, including (i) FDA standards for the design, conduct, performance, monitoring, auditing, recording, analysis and reporting of clinical trials contained in Title 21 parts 50, 54, 56, 312, 314 and 320 of the Code of Federal Regulations, and (ii) any applicable federal, state and provincial Applicable Laws restricting the collection, use and disclosure of individually identifiable health information and personal information, except, in each case, for such noncompliance that has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(d)   Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, during the period beginning on January 1, 2017 and ending on the date hereof, neither the Company nor any of its Subsidiaries has received any written notice from the FDA or the European Medicines Agency (the “EMA”) or any foreign agency with jurisdiction over the development, marketing, labeling, sale, use handling and control, safety, efficacy, reliability, or manufacturing of the Company Products which would reasonably be expected to lead to the denial, limitation, revocation, or rescission of any of the Company Regulatory Permits or of any application for marketing approval currently pending before the FDA or such other Company Regulatory Agency.

(e)   During the period beginning on January 1, 2017 and ending on the date hereof, all reports, documents, claims, permits and notices required to be filed, maintained or furnished to the FDA or any other Company Regulatory Agency by the Company and its Subsidiaries have been so filed, maintained or furnished, except where failure to file, maintain or furnish such reports, documents, claims, permits or notices have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. All such reports, documents, claims, permits and notices were true and complete in all material respects on the date filed (or were corrected in or supplemented by a subsequent filing). Since January 1, 2017, neither the Company nor any of its Subsidiaries, nor, to the knowledge of the Company, any officer, employee, agent or distributor of the Company or any of its Subsidiaries, has made an untrue statement of a material fact or a fraudulent statement to the FDA or any other Company Regulatory Agency, failed to disclose a material fact required to be disclosed to the FDA or any other Company Regulatory Agency, or committed an act, made a statement, or failed to make a statement, in each such case, related to the business of the Company or any of its Subsidiaries, that, at the time such disclosure was made, would reasonably be expected to provide a basis for the FDA to invoke its policy respecting “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities”, set forth in 56 Fed. Reg. 46191 (September 10, 1991) or for the FDA or any other Company Regulatory Agency to invoke any similar policy, except for any act or statement or failure to make a statement that has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, since January 1, 2017, (i) neither the Company nor any of its Subsidiaries, nor, to the knowledge of the Company, any officer, employee, agent or distributor of the Company or any of its Subsidiaries, has been debarred or convicted of any crime or engaged in any conduct for which debarment is mandated by 21 U.S.C. § 335a(a) or any similar Applicable Law or authorized by 21 U.S.C. § 335a(b) or any similar Applicable Law applicable in other jurisdictions in which material quantities of any of the Company Products or Company Product candidates are sold or intended by the Company to be sold; and (ii) neither the Company nor any of its Subsidiaries, nor, to the knowledge of the Company, any officer, employee, agent or distributor of the Company or any of its Subsidiaries, has been excluded from participation in any federal health care program or convicted of any crime or engaged in any conduct for which such Person could be excluded from participating in any federal health care program under Section 1128 of the Social Security Act of 1935, as amended, or any similar Applicable Law or program.

(f)   Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, as to each Company Product or Company Product candidate subject to the FDCA and the regulations of the FDA promulgated thereunder or any similar Applicable Law in any foreign jurisdiction in which material quantities of any of the Company Products or Company Product candidates are sold or intended by the Company or any of its Subsidiaries to be sold that is or has been developed, manufactured, tested, distributed or marketed by or on behalf of the Company or any of its Subsidiaries, each such Company Product or Company Product candidate is being or has been developed, manufactured, stored, distributed and marketed in compliance with all Applicable Laws, including those relating to investigational use, marketing approval, current good manufacturing practices, packaging, labeling, advertising, record keeping, reporting, and security. There is no action or proceeding pending or, to the knowledge of the Company, threatened, including any prosecution, injunction, seizure, civil fine, debarment, suspension or recall, in each case alleging any violation applicable to any Company Product or Company Product candidate by the Company or any of its Subsidiaries of any Applicable Law, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(g)   Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, during the period beginning on January 1, 2017 and ending on the date hereof, neither the Company nor any of its Subsidiaries have voluntarily or involuntarily initiated, conducted or issued, or caused to be initiated, conducted or issued, any material recall, field corrections, market withdrawal or replacement, safety alert, warning, “dear doctor” letter, investigator notice, or other notice or action to wholesalers, distributors, retailers, healthcare professionals or patients relating to an alleged lack of safety, efficacy or regulatory compliance of any Company Product. To the knowledge of the Company, there are no facts as of the date hereof which are reasonably likely to cause, and neither the Company nor any of its Subsidiaries has received any written notice from the FDA or any other Company Regulatory Agency during the period beginning on January 1, 2017 and ending on the date hereof regarding, (i) the recall, market withdrawal or replacement of any Company Product sold or intended to be sold by the Company or its Subsidiaries (other than recalls, withdrawals or replacements that are not material to the Company and its Subsidiaries, taken as a whole), (ii) a material change in the marketing classification or a material change in the labeling of any such Company Products, (iii) a termination or suspension of the manufacturing, marketing, or distribution of such Company Products, or (iv) a material negative change in reimbursement status of a Company Product.

Section 4.16   Material Contracts.

(a)   Section 4.16(a) of the Company Disclosure Schedule sets forth a list as of the date of this Agreement of each of the following Contracts (other than any Contract that is a Company Employee Plan) to which the Company or any of its Subsidiaries is a party or by which it is bound (each such Contract listed or required to be so listed, and each of the following Contracts to which the Company or any of its Subsidiaries becomes a party or by which it becomes bound after the date of this Agreement, a “Company Material Contract”):

(i)   any Contract, including any manufacturing, supply or distribution agreement, that requires by its terms or is reasonably likely to require the payment or delivery of cash or other consideration by or to the Company or any of its Subsidiaries in an amount having an expected value in excess of $100,000,000 in the fiscal year ending December 31, 2018 or any fiscal year thereafter and which cannot be terminated by the Company or such Subsidiary on less than sixty (60) days’ notice without material payment or penalty;

(ii)   each Contract providing for or (in the case of subclause (B)) related to the acquisition or disposition of assets or securities by or from any Persons or any business (or any Contract providing for an option, right first refusal or offer or similar rights with respect to any of the foregoing) (including the Abraxis CVR Agreement) (A) entered into since December 31, 2015 that involved or would reasonably be expected to involve the payment of consideration in excess of $250,000,000 in the aggregate with respect to such Contract or series of related Contracts, or (B) that contains (or would contain, in the case of an option, right of first refusal or offer or similar rights) (x) ongoing representations, warranties, covenants, indemnities or other obligations (including “earn-out”, contingent value rights or other contingent payment or value obligations) that would reasonably be expected to involve or may require the receipt or making of payments or the issuance of any Equity Securities of the Company or any of its Subsidiaries in excess of $250,000,000 in the fiscal year ending December 31, 2018 or any fiscal year thereafter or (y) any other material ongoing obligations of the Company or any of its Subsidiaries outside of the ordinary course of business;

(iii)   any Contract with any Governmental Authority involving or that would reasonably be expected to involve payments to or from any Governmental Authority in an amount having an expected value in excess of $50,000,000 in the fiscal year ending December 31, 2018 or any fiscal year thereafter;

(iv)   any Contract that (A) limits or purports to limit, in any material respect, the freedom of the Company or any of its Subsidiaries to engage or compete in any line of business or with any Person or in any area or that would so limit or purport to limit, in any material respect, the freedom of Parent or any of its Affiliates after the Merger Effective Time, (B) contains material exclusivity or “most favored nation” obligations or restrictions to which the Company or any of its Subsidiaries is subject (or, following the Closing, to which Parent or any of its Subsidiaries would be subject) or (C) contains any other provisions restricting or purporting to restrict the ability of the Company or any of its Subsidiaries to sell, market, distribute, promote, manufacture, develop, commercialize, or test or research any current product material to the Company or any of its Subsidiaries, directly or indirectly through third parties in any material respect, or that would so limit or purport to limit Parent or any of its Affiliates after the Merger Effective Time in any material respect;

(v)   any Contract relating to third-party indebtedness for borrowed money (including under any short-term financing facility), in each case in excess of $35,000,000 (whether incurred, assumed, guaranteed or secured by any asset) of the Company or any of its Subsidiaries;

(vi)   any Contract restricting the payment of dividends or the making of distributions to stockholders or the repurchase or redemptions of stock or other Equity Securities;

(vii)   any collective bargaining agreements or other agreements with any labor organization, labor union or other employee representative with respect to employees of the Company or any of its Subsidiaries;

(viii)   any material joint venture, profit-sharing, partnership, collaboration, co-promotion, commercialization, research, development or other similar agreement;

(ix)   any Contract with any Person (A) pursuant to which the Company or its Subsidiaries may be required to pay milestones, royalties or other contingent payments based on any research, testing, development, regulatory filings or approval, sale, distribution, commercial manufacture or other similar occurrences, developments, activities or events, or (B) under which the Company or its Subsidiaries grants to any Person any right of first refusal, right of first negotiation, option to purchase, option to license, or any other similar rights with respect to any Company Product or any material Intellectual Property (or, following the Closing, with respect to any Parent Product or any material Intellectual Property of Parent or any of its Subsidiaries), in each case, which payments are in an amount having an expected value in excess of $250,000,000 in the fiscal year ending December 31, 2018 or any fiscal year thereafter;

(x)   any lease or sublease for real or personal property for which annual rental payments made by the Company or any of its Subsidiaries are expected to be in excess of $50,000,000 in the fiscal year ending December 31, 2018 or any fiscal year thereafter;

(xi)   all material Contracts pursuant to which the Company or any of its Subsidiaries (A) receives or is granted any license (including any sublicense) to, or covenant not to be sued under, any Intellectual Property (other than licenses to Software that is commercially available on non-discriminatory pricing terms) or (B) grants any license (including any sublicense) to, or covenant not to be sued under, any Intellectual Property (other than non-exclusive licenses granted in the ordinary course of business), in the case of each of clauses (A) and (B), other than any grant of a license in the ordinary course of business in connection with any distribution agreement (but, for clarity, excluding any distribution agreement that was entered into in connection with the settlement or compromise of any claim, action or proceeding or to avoid any actual or threatened claim, action or proceeding);

(xii)   any Contracts or other transactions with any (A) executive officer or director of the Company, (B) record or, to the knowledge of the Company, beneficial owner of five percent (5%) or more of the voting securities of the Company, or (C) affiliate (as such term is defined in Rule 12b-2 promulgated under the 1934 Act) or “associates” (or members of any of their “immediate family”) (as such terms are respectively defined in Rule 12b-2 and Rule 16a-1 of the 1934 Act) of any such executive officer, director or beneficial owner;

(xiii)   any Contract involving the settlement or compromise of any claim, action or proceeding or threatened claim, action or proceeding (or series of related, claims actions or proceedings) which (A) involves either (1) payments by the Company or any of its Subsidiaries after the date hereof in excess of $100,000,000, and/or (2) any Covered Product in the United States or Europe, or (B) imposes any materially burdensome monitoring or reporting obligations to any other Person outside the ordinary course of business or any other material restrictions or liabilities on the Company or any Subsidiary of the Company (or, following the Closing, on Parent or any Subsidiary of Parent);

(xiv)   [intentionally omitted]; and

(xv)   any other Contract required to be filed by the Company pursuant to Item 601(b)(10) of Regulation S-K.

(b)   All of the Company Material Contracts are, subject to the Bankruptcy and Equity Exceptions, (i) valid and binding obligations of the Company or a Subsidiary of the Company (as the case may be) and, to the knowledge of the Company, each of the other parties thereto, and (ii) in full force and effect and enforceable in accordance with their respective terms against the Company or its Subsidiaries (as the case may be) and, to the knowledge of the Company, each of the other parties thereto (in each case except for such Company Material Contracts that are terminated after the date of this Agreement in accordance with their respective terms, other than as a result of a default or breach by the Company or any of its Subsidiaries of any of the provisions thereof), except where the failure to be valid and binding obligations and in full force and effect and enforceable has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. To the knowledge of the Company, as of the date hereof, no Person is seeking to terminate or challenging the validity or enforceability of any Company Material Contract, except such terminations or challenges which have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries, nor, as of the date hereof and to the knowledge of the Company, any of the other parties thereto, has violated any provision of, or committed or failed to perform any act that (with or without notice, lapse of time or both) would constitute a default under any provision of, and, as of the date hereof, neither the Company nor any of its Subsidiaries has received written notice that it has violated or defaulted under, any Company Material Contract, except for those violations and defaults (or potential defaults) which have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company has made available to Parent true and complete copies of each Company Material Contract as in effect as of the date hereof.

Section 4.17   Taxes. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(a)   All Tax Returns required by Applicable Law to be filed with any Taxing Authority by, or on behalf of, the Company or any of its Subsidiaries have been filed when due (giving effect to all extensions) in accordance with all Applicable Law, and all such Tax Returns are true and complete in all respects.

(b)   The Company and each of its Subsidiaries has paid (or has had paid on its behalf) all Taxes shown as due and payable on any Tax Returns, or (i) where payment is not yet due, has established (or has had established on its behalf and for its sole benefit and recourse) in accordance with GAAP an adequate accrual or (ii) where payment is being contested in good faith pursuant to appropriate procedures, has established (or has had established on its behalf and for its sole benefit and recourse) in accordance with GAAP an adequate reserve, in each case for all Taxes through the end of the last period for which the Company and its Subsidiaries ordinarily record items on their respective books and records.

(c)   The Company and each of its Subsidiaries has duly and timely withheld all Taxes required to be withheld, and such withheld Taxes have been either duly and timely paid to the proper Taxing Authority or properly set aside in accounts for such purpose.

(d)   (i) All federal income Tax Returns of the affiliated group of which the Company is the common parent through the Tax year ended December 31, 2008 have been examined and closed or are Tax Returns with respect to which the applicable period for assessment under Applicable Law, after giving effect to extensions or waivers, has expired, and (ii) neither the Company nor any of its Subsidiaries (or any member of any affiliated, consolidated, combined or unitary group of which the Company or any of its Subsidiaries is or has been a member) has granted any extension or waiver of the limitation period applicable to the assessment or collection of any federal income Tax, and no power of attorney with respect to any such Taxes has been granted to any Person, in each case, that remains in effect.

(e)   There is no claim, action, suit, proceeding or investigation (including an audit) pending or, to the Company’s knowledge, threatened in writing against or with respect to the Company or its Subsidiaries in respect of any Tax or Tax asset.

(f)   There are no requests for rulings or determinations in respect of any Tax or Tax asset pending between the Company or any of its Subsidiaries and any Taxing Authority.

(g)   During the two (2)-year period ending on the date of this Agreement, the Company was not a distributing corporation or a controlled corporation in a transaction intended to be governed by Section 355 of the Code.

(h)   There are no Liens for Taxes (other than Permitted Liens) upon any of the assets of the Company or any of its Subsidiaries.

(i)   No claim has been made in writing by any Taxing Authority in a jurisdiction where the Company and/or the Company’s Subsidiaries do not file Tax Returns that the Company or any of its Subsidiaries is or may be subject to taxation by, or required to file any Tax Return in, that jurisdiction.

(j)   Neither the Company nor any of its Subsidiaries (i) has been a member of an affiliated, consolidated, combined or unitary group other than one of which the Company or any of its Subsidiaries was the common parent, (ii) is party to any Tax Sharing Agreement (other than any such agreement solely between the Company and its Subsidiaries), (iii) has entered into a closing agreement pursuant to Section 7121 of the Code, or any predecessor provision or any similar provision of state, local or non-U.S. law or (iv) has any liability for the Taxes of any Person (other than the Company or any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or non-U.S. law) or any Tax Sharing Agreement or as a transferee or successor.

(k)   Neither the Company nor any of its Subsidiaries has engaged in any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2).

Section 4.18   Employees and Employee Benefit Plans.

(a)   Section 4.18(a) of the Company Disclosure Schedule sets forth a true and complete list as of the date of this Agreement of each material Company Employee Plan that covers employees of the Company and its Subsidiaries working in the United States (each, a “U.S. Company Employee Plan”) and each U.S. Company Employee Plan that is subject to ERISA. For each material U.S. Company Employee Plan and each U.S. Company Employee Plan that is subject to ERISA, the Company has made available to Parent a copy of such plan (or a description, if such plan is not written) and all amendments thereto and material written interpretations thereof, together with a copy of (if applicable) (i) each trust, insurance or other funding arrangement, (ii) each summary plan description and summary of material modifications, (iii) the most recently filed Internal Revenue Service Forms 5500, (iv) the most recent favorable determination or opinion letter from the Internal Revenue Service, (v) the most recently prepared actuarial reports and financial statements in connection with each such U.S. Company Employee Plan, and (vi) all documents and correspondence relating thereto received from or provided to the Department of Labor, the PBGC, the Internal Revenue Service or any other Governmental Authority during the past year.

(b)   Neither the Company nor any of its ERISA Affiliates (nor any predecessor of any such entity) sponsors, maintains, administers or contributes to (or has any obligation to contribute to), or has, since January 1, 2017, sponsored, maintained, administered or contributed to (or had any obligation to contribute to), any plan subject to Title IV of ERISA, including any multiemployer plan, as defined in Section 3(37) of ERISA.

(c)   Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each Company Employee Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination or opinion letter from the Internal Revenue Service or has applied to the Internal Revenue Service for such a letter within the applicable remedial amendment period or such period has not expired and, to the knowledge of the Company, no circumstances exist that would reasonably be expected to result in any such letter being revoked or not being reissued or a penalty under the Internal Revenue Service Closing Agreement Program if discovered during an Internal Revenue Service audit or investigation. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each trust created under any such Company Employee Plan is exempt from tax under Section 501(a) of the Code and has been so exempt since its creation.

(d)   Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, since January 1, 2017, each Company Employee Plan has been maintained in compliance with its terms and all Applicable Law, including ERISA and the Code, and all contributions required to have been made by the Company or any of its Subsidiaries with respect to any benefit or compensation plan, program or other arrangement maintained by a Governmental Authority have been timely made. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, no claim (other than routine claims for benefits), action, suit, investigation or proceeding (including an audit) is pending against or involves or, to the Company’s knowledge, is threatened against or reasonably expected to involve, any Company Employee Plan before any Governmental Authority, including the Internal Revenue Service, the Department of Labor or the PBGC. To the knowledge of the Company, since January 1, 2017, no events have occurred with respect to any Company Employee Plan that would reasonably be expected to result in the assessment of any excise taxes or penalties against the Company or any of its Subsidiaries, except for events that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(e)   Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, with respect to each director, officer, or employee (including each former director, officer, or employee) of the Company or any of its Subsidiaries, the consummation of the transactions contemplated by this Agreement will not, either alone or together with any other event: (i) entitle any such individual to any payment or benefit, including any bonus, retention, severance, retirement or job security payment or benefit, (ii) accelerate the time of payment or vesting or trigger any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, or increase the amount payable or trigger any other obligation under, any Company Employee Plan or (iii) contractually limit or restrict the right of the Company or any of its Subsidiaries or, after the Closing, Parent to merge, amend or terminate any material Company Employee Plan.

(f)   Neither the Company nor any of its Subsidiaries has any material current or projected liability for, and no Company Employee Plan provides or promises, any material post-employment or post-retirement medical, dental, disability, hospitalization, life or similar benefits (whether insured or self-insured) to any director, officer, or employee (including any former director, officer, or employee) of the Company or any of its Subsidiaries (other than coverage mandated by Applicable Law).

(g)   Neither the Company nor any of its Subsidiaries has any obligation to gross-up, indemnify or otherwise reimburse any Person for any Tax incurred by such Person under Section 409A or 4999 of the Code.

(h)   Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, with respect to any Company Employee Plan covered by Subtitle B, Part 4 of Title I of ERISA or Section 4975 of the Code, no non-exempt prohibited transaction has occurred that has caused or would reasonably be expected to cause the Company or any of its Subsidiaries to incur any liability under ERISA or the Code.

Section 4.19   Labor Matters.

(a)   Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries are, and since January 1, 2017 have been, in compliance with all Applicable Laws relating to labor and employment, including those relating to labor management relations, wages, hours, overtime, employee classification, discrimination, sexual harassment, civil rights, affirmative action, work authorization, immigration, safety and health, information privacy and security, workers compensation, continuation coverage under group health plans, wage payment and the payment and withholding of taxes.

(b)   Neither the Company nor any of its Subsidiaries is, or since January 1, 2017 has been, a party to or subject to, or is currently negotiating in connection with entering into, any collective bargaining agreement or any other similar agreement with respect to employees of the Company or any of its Subsidiaries with any labor organization, labor union or other employee representative, and, to the Company’s knowledge, since January 1, 2017 through the date hereof, there has not been any organizational campaign, card solicitation, petition or other unionization or similar activity seeking recognition of a collective bargaining or similar unit relating to any director, officer or employee of the Company or any of its Subsidiaries. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) there are no unfair labor practice complaints pending or, to the Company’s knowledge, threatened against the Company or any of its Subsidiaries before the National Labor Relations Board or any other Governmental Authority or any current union representation questions involving any director, officer, or employee (including any former director, officer, or employee) of the Company or any of its Subsidiaries with respect to the Company or its Subsidiaries, and (ii) there is no labor strike, slowdown, stoppage, picketing, interruption of work or lockout pending or, to the Company’s knowledge, threatened against or affecting the Company or any of its Subsidiaries.

Section 4.20   Intellectual Property.

(a)   The Company has made available to Parent a true and complete list, as of the date of this Agreement, of all issued U.S. patents and registrations for U.S. trademarks and U.S. patent applications and applications for registration of U.S. trademarks, in each case, constituting Owned Intellectual Property included in the Company Intellectual Property, or that are included in the Company Intellectual Property and are exclusively in-licensed by the Company or any of its Subsidiaries, in each case, that are material to any Company Pipeline Products or are material to the current or currently planned commercialization of any other Covered Product (including the exercise of any Covered Rights with respect thereto) (the “Scheduled Covered Product IP”). Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) no Scheduled Covered Product IP has lapsed, expired, been abandoned or been adjudged invalid or unenforceable, and (ii) to the knowledge of the Company, all Company Registered IP is subsisting, and if registered, valid and enforceable.

(b)   Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the Company and its Subsidiaries (A) are the sole and exclusive owners of all Owned Intellectual Property that is (1) Scheduled Covered Product IP, (2) a related U.S. or global issued or pending patent, or (3) material Company Intellectual Property that relates to any Covered Product; (B) either own, or have a valid and enforceable right to use all Company Intellectual Property that relates to any Company Product (other than a Covered Product) in any material respect; and (C) have the exclusive right to make, use, offer for sale, sell, import or otherwise commercialize the Covered Products, and, with respect to the foregoing clauses (A) through (C), hold all of their right, title and interest in and to all of the Company Intellectual Property free and clear of all Liens other than Permitted Liens, and (ii) to the knowledge of the Company, the Company’s and its Subsidiaries’ Owned Intellectual Property and the Company’s and its Subsidiaries’ Licensed Intellectual Property, together with any other Intellectual Property that the Company or any of its Subsidiaries is otherwise permitted to use (including by way of a release, covenant not to sue or immunity from suit), constitutes all of the Intellectual Property necessary to, or used or held for use in, the conduct of the respective businesses of the Company and its Subsidiaries as currently conducted and as currently planned to be conducted prior to Closing (including as may be necessary to exercise the Covered Rights with respect to any Covered Product).

(c)   Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect (and except as disclosed by the Company to Parent during the course of Parent’s due diligence prior to the date hereof), during the past four (4) years (i) to the knowledge of the Company, neither the Company nor any of its Subsidiaries nor the conduct of their respective businesses has infringed, misappropriated, diluted or otherwise violated any Intellectual Property rights of any Third Party (or will, to the knowledge of the Company, infringe, misappropriate or otherwise violate the Intellectual Property rights of any Third Party through the exercise prior to or after Closing of any Covered Rights with respect to any Covered Product), (ii) there is no claim, action, proceeding or suit or, to the knowledge of the Company, investigation pending or, to the knowledge of the Company, threatened against or affecting the Company or any of its Subsidiaries (A) alleging that the Company or any of its Subsidiaries has infringed, misappropriated, diluted or otherwise violated any Intellectual Property rights of any Third Party (including due to the exercise of any Covered Rights with respect to any Covered Products), or (B) based upon, or challenging or seeking to deny or restrict, the rights of the Company or any of its Subsidiaries in any of the Company Intellectual Property (including any challenges to the validity, enforceability, registerability, inventorship, ownership or use of any of the Company Intellectual Property that is Owned Intellectual Property), and (iii) to the knowledge of the Company, no Third Party has infringed, misappropriated, diluted or otherwise violated any of the Company Intellectual Property that is

Owned Intellectual Property. Notwithstanding anything contained herein, the representations and warranties set forth herein shall be read without application of 35 U.S.C. §271(e)(1) (the statutory research exemption) and any similar Applicable Laws outside the U.S. to the same extent as if such Applicable Laws did not exist.

(d)   Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) since January 1, 2017, the Company and its Subsidiaries have provided reasonable notice of its privacy and personal data collection and use policies on its websites and other customer and public communications and the Company and its Subsidiaries have complied since January 1, 2017 with such policies and all Applicable Laws relating to (A) the privacy of the users of the Company’s and its Subsidiaries’ respective products, services and websites and (B) the collection, use, storage and disclosure of any personally-identifiable information (including personal health information), (ii) since January 1, 2017, there is no claim, action, proceeding or suit or, to the knowledge of the Company, investigation pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries alleging any violation of such policies or Applicable Laws, (iii) neither this Agreement nor the consummation of the transactions contemplated hereby will violate any such policy or Applicable Laws, and (iv) the Company and its Subsidiaries have taken commercially reasonable steps to protect the types of information referred to in this Section 4.20(d) against loss and unauthorized access, use, modification, disclosure or other misuse, and, to the knowledge of the Company, since January 1, 2017, there has been no unauthorized access, use, modification, disclosure or other misuse of such data or information.

(e)   Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the Company’s IT Assets operate in a manner that permits the Company and its Subsidiaries to conduct their respective businesses as currently conducted, (ii) the Company and its Subsidiaries take commercially reasonable actions to protect the confidentiality, integrity and security of the Company’s IT Assets (and all data and other information and transactions stored or contained therein or transmitted thereby) against any unauthorized use, access, interruption, modification or corruption, including the implementation of commercially reasonable data backup, disaster avoidance and recovery procedures and business continuity procedures, and (iii) since January 1, 2017, to the knowledge of the Company, there has been no unauthorized use or access or security breaches, or interruption, modification, loss or corruption of any of the Company’s IT Assets (or any data or other information or transactions stored or contained therein or transmitted thereby).

Section 4.21   Properties. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (a) the Company and each of its Subsidiaries has good, valid and marketable fee simple title to, or valid leasehold interests in, as the case may be, each parcel of real property of the Company or any of its Subsidiaries, free and clear of all Liens, except for Permitted Liens, (b) each lease, sublease or license (each, a “Lease”) under which the Company or any of its Subsidiaries leases, subleases or licenses any real property is, subject to the Bankruptcy and Equity Exceptions, a valid and binding obligation of the Company or a Subsidiary of the Company (as the case may be) and, to the knowledge of the Company, each of the other parties thereto, and in full force and effect and enforceable in accordance with its terms against the Company or its Subsidiaries (as the case may be) and, to the knowledge of the Company, each of the other parties thereto (except for such Leases that are terminated after the date of this Agreement in accordance with their respective terms, other than as a result of a default or breach by the Company or any of its Subsidiaries of any of the provisions thereof), (c) neither the Company nor any of its Subsidiaries, nor, to the knowledge of the Company, any of the other parties thereto has violated or committed or failed to perform any act which (with or without notice, lapse of time or both) would constitute a default under any provision of any Lease, and (d) neither the Company nor any of its Subsidiaries has received written notice that it has violated or defaulted under any Lease.

Section 4.22   Environmental Matters. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(a)   no notice, notification, demand, request for information, citation, summons or order has been received, no complaint has been filed, no penalty has been assessed, and no claim, action, proceeding or suit or, to the knowledge of the Company, investigation (including a review) is pending or, to the knowledge of the Company, threatened by any Governmental Authority or other Person relating to the Company or any of its Subsidiaries that relates to, or arises under, any Environmental Law, Environmental Permit or Hazardous Substance;

(b)   the Company and its Subsidiaries are, and since January 1, 2017 have been, in compliance with all Environmental Laws and all Environmental Permits and hold all applicable Environmental Permits; and

(c)   there are no liabilities or obligations of the Company or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise arising under or relating to any Environmental Law, Environmental Permit or Hazardous Substance and there is no existing condition, situation or set of circumstances that could reasonably be expected to result in any such liability or obligation.

Section 4.23   FCPA; Anti-Corruption; Sanctions.

(a)   Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries, nor, to the knowledge of the Company, any director, manager, employee, agent or representative of the Company or any of its Subsidiaries, in each case acting on behalf of the Company or any of its Subsidiaries, has, in the last five (5) years, in connection with the business of the Company or any of its Subsidiaries, taken any action in violation of the FCPA or other applicable Bribery Legislation (in each case to the extent applicable).

(b)   Neither the Company nor any of its Subsidiaries nor, to the knowledge of the Company, any director, manager or employee of the Company or any of its Subsidiaries, is, or in the last five (5) years has been, subject to any actual or pending or, to the knowledge of the Company, threatened civil, criminal, or administrative actions, suits, demands, claims, hearings, notices of violation, investigations, proceedings, demand letters, settlements, or enforcement actions, or made any voluntary disclosures to any Governmental Authority, involving the Company or any of its Subsidiaries relating to applicable Bribery Legislation, including the FCPA.

(c)   The Company and each of its Subsidiaries has made and kept books and records, accounts and other records, which, in reasonable detail, accurately and fairly reflect in all material respects the transactions and dispositions of the assets of the Company and each of its Subsidiaries as required by the FCPA.

(d)   The Company and each of its Subsidiaries has instituted policies and procedures reasonably designed to ensure compliance in all material respects with the FCPA and other applicable Bribery Legislation and maintain such policies and procedures in force.

(e)   To the knowledge of the Company, no officer, director, or employee of the Company or any of its Subsidiaries is a Government Official.

(f)   Except as has had not and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, none of the Company or any of its Subsidiaries, nor, to the knowledge of the Company, any of their respective directors, managers or employees (i) is a Sanctioned Person, (ii) has, in the last five (5) years, engaged in, has any plan or commitment to engage in, direct or indirect dealings with any Sanctioned Person or in any Sanctioned Country on behalf of the Company or any of its Subsidiaries in violation of applicable Sanctions Law or (iii) has, in the last five (5) years, violated, or engaged in any conduct sanctionable under, any Sanctions Law, nor to the knowledge of the Company, been the subject of an investigation or allegation of such a violation or sanctionable conduct.

Section 4.24   Insurance. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries maintain insurance coverage with reputable insurers in such amounts and covering such risks as the Company reasonably believes, based on past experience, is adequate for the businesses and operations of the Company and its Subsidiaries (taking into account the cost and availability of such insurance).

Section 4.25   Transactions with Affiliates. To the knowledge of the Company and as of the date of this Agreement, since January 1, 2017, there have been no transactions, or series of related transactions, agreements, arrangements or understandings in effect, nor are there any currently proposed transactions, or series of related transactions, agreements, arrangements or understandings, that would be required to be disclosed under Item 404(a) of Regulation S-K that have not been otherwise disclosed in the Company SEC Documents filed prior to the date hereof.

Section 4.26   Antitakeover Statutes. Assuming the representations and warranties set forth in Section 5.26 are true and correct, neither the restrictions set forth in Section 203 of the DGCL nor any other “control share acquisition,” “fair price,” “moratorium” or other antitakeover laws enacted under U.S. state or federal laws apply to this Agreement or any of the transactions contemplated hereby.

Section 4.27   Opinions of Financial Advisors. The Board of Directors of the Company has received the opinion of each of J.P. Morgan Securities LLC and Citigroup Global Markets Inc., financial advisors to the Company, each to the effect that, as of the date of such respective opinion and based upon and subject to the various assumptions, limitations, qualifications and other matters set forth therein, the Merger Consideration to be paid to the holders of Company Common Stock in the Merger pursuant to this Agreement is fair, from a financial point of view, to such holders. A written copy of each such opinion will be delivered promptly to Parent after the date hereof for informational purposes only.

Section 4.28   Finders’ Fees. Except for J.P. Morgan Securities LLC and Citigroup Global Markets Inc., there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of the Company or any of its Subsidiaries (collectively, the “Company Bankers”) who might be entitled to any fee or commission from the Company or any of its Affiliates in connection with the transactions contemplated by this Agreement. Section 4.28 of the Company Disclosure Schedule sets forth the aggregate amount of fees and commissions that are or would be payable to each Company Banker in connection with the transactions contemplated by this Agreement.

Section 4.29   No Ownership of Parent Common Stock. Neither the Company nor any of its Subsidiaries beneficially owns, directly or indirectly, any shares of Parent Common Stock or other securities convertible into, exchangeable for or exercisable for shares of Parent Common Stock, and neither the Company nor any of its Subsidiaries has any rights to acquire any shares of Parent Common Stock (other than any such securities owned by the Company or any of its Subsidiaries in a fiduciary, representative or other capacity on behalf of other Persons, whether or not held in a separate account). There are no voting trusts or other agreements or understandings to which the Company or any of its Subsidiaries is a party with respect to the voting of the capital stock or other Equity Securities of Parent or any of its Subsidiaries.

Section 4.30   No Other Company Representations and Warranties. Except for the representations and warranties made by the Company in this Article IV (as qualified by the applicable items disclosed in the Company Disclosure Schedule in accordance with Section 11.05 and the introduction to this Article IV), neither the Company nor any other Person makes or has made any representation or warranty, expressed or implied, at law or in equity, with respect to or on behalf of the Company or its Subsidiaries, their businesses, operations, assets, liabilities, financial condition, results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or the accuracy or completeness of any information regarding the Company or its Subsidiaries or any other matter furnished or provided to Parent or made available to Parent in any “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, this Agreement or the transactions contemplated hereby. The Company and its Subsidiaries disclaim any other representations or warranties, whether made by the Company or any of its Subsidiaries or any of their respective Affiliates or Representatives. The Company acknowledges and agrees that, except for the representations and warranties made by Parent in Article V (as qualified by the applicable items disclosed in the Parent Disclosure Schedule in accordance with Section 11.05 and the introduction to Article V), neither Parent nor any other Person is making or has made any representations or warranty, expressed or implied, at law or in equity, with respect to or on behalf of Parent or its Subsidiaries, their businesses, operations, assets, liabilities, financial condition, results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or the accuracy or completeness of any information regarding Parent or its Subsidiaries or any other matter furnished or provided to Parent or made available to the Company in any “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, this Agreement, or the transactions contemplated hereby or thereby. The Company specifically disclaims that it is relying upon or has relied upon any such other representations or warranties that may have been made by any Person, and acknowledges and agrees that Parent and its Affiliates have specifically disclaimed and do hereby specifically disclaim any such other representations and warranties.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PARENT

Subject to Section 11.05, except (i) as disclosed in any publicly available Parent SEC Document or (ii) as set forth in the Parent’s Disclosure Schedule, Parent and Merger Sub jointly and severally represent and warrant to the Company that:

Section 5.01   Corporate Existence and Power. Parent is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware, and Merger Sub is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware. Each of Parent and Merger Sub has all requisite corporate power and authority required to own or lease all of its properties or assets and to carry on its business as now conducted. Each of Parent and Merger Sub is duly qualified to do business and is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified or in good standing has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Parent directly owns all of the outstanding shares of capital stock of Merger Sub. Prior to the date of this Agreement, Parent has made available to the Company true and complete copies of the certificate of incorporation and bylaws of each of Parent and Merger Sub, in each case, as in effect on the date of this Agreement (the “Parent Organizational Documents”). Since the date of its incorporation, Merger Sub has not engaged in any activities other than (a) in connection with the preparation, negotiation and execution of this Agreement or the consummation of the transactions contemplated hereby or as expressly contemplated by this Agreement or (b) those incident or related to its incorporation.

Section 5.02   Corporate Authorization.

(a)   The execution, delivery and performance by each of Parent and Merger Sub of this Agreement and the consummation by Parent and Merger Sub of the transactions contemplated by this Agreement (including, in the case of Parent, the entry into the New CVR Agreement at or immediately prior to the Merger Effective Time) are within the corporate powers and authority of each of Parent and Merger Sub and, except for the Parent Stockholder Approval and the required approval of the stockholder of Merger Sub in connection with the transactions contemplated by this Agreement (including the Merger), have been duly authorized by all necessary corporate action on the part of Parent and Merger Sub. The affirmative vote of at least a majority of the votes cast by holders of outstanding shares of Parent Common Stock at a duly called and held meeting of Parent’s stockholders at which a quorum is present approving the issuance of shares of Parent Common Stock in connection with the Merger (the “Parent Share Issuance”) is the only vote of the holders of any of Parent’s capital stock necessary in connection with the consummation of the Merger (the “Parent Stockholder Approval”). This Agreement has been duly executed and delivered by each of Parent and Merger Sub and (assuming due authorization, execution and delivery by the Company) constitutes a valid, legal and binding agreement of each of Parent and Merger Sub enforceable against Parent and Merger Sub in accordance with its terms (subject to the Bankruptcy and Equity Exceptions), and the New CVR Agreement will, at the time of its execution by Parent, be duly executed and delivered by Parent and constitute a valid, legal and binding agreement of Parent enforceable against Parent in accordance with its terms (subject to the Bankruptcy and Equity Exceptions).

(b)   At a meeting duly called and held, the Board of Directors of Parent adopted resolutions (i) determining that this Agreement and the transactions contemplated hereby (including the Parent Share Issuance) are fair to and in the best interests of Parent and its stockholders, (ii) approving, adopting and declaring advisable this Agreement and the transactions contemplated hereby (including the Parent Share Issuance), (iii) directing that the approval of the Parent Share Issuance be submitted to a vote at a meeting of Parent’s stockholders and (iv) recommending approval of the Parent Share Issuance by Parent’s stockholders (such recommendation, the “Parent Board Recommendation”). Except as permitted by Section 7.02, the Board of Directors of Parent has not subsequently rescinded, modified or withdrawn any of the foregoing resolutions.

(c)   The Board of Directors of Merger Sub has unanimously adopted resolutions (i) determining that this Agreement and the transactions contemplated hereby (including the Merger) are fair to and in the best interests of Merger Sub and its stockholder, (ii) approving, adopting and declaring advisable this Agreement and the transactions contemplated hereby (including the Merger), (iii) directing that the approval and adoption of this Agreement be submitted to a vote of Merger Sub’s stockholder and (iv) recommending approval and adoption of this Agreement by Merger Sub’s stockholder.

Section 5.03   Governmental Authorization. The execution, delivery and performance by each of Parent and Merger Sub of this Agreement and the consummation by each of Parent and Merger Sub of the transactions contemplated hereby require no action by or in respect of, Consents of, or Filings with, any Governmental Authority other than (a) the filing of the Certificate of Merger with the Delaware Secretary of State and appropriate documents with the relevant authorities of other states in which Parent or Merger Sub is qualified to do business, (b) compliance with any applicable requirements of the HSR Act, (c) compliance with and Filings under any applicable Foreign Antitrust Laws, (d) compliance with any applicable requirements of the 1933 Act, the 1934 Act and any other applicable U.S. state or federal securities laws or pursuant to the rules of the NYSE, (d) in the case of the New CVR Agreement and the transactions contemplated thereby, compliance with any requirements of the Trust Indenture Act of 1939 (the “Trust Indenture Act”) and (e) any other actions, Consents or Filings the absence of which has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.04   Non-contravention. The execution, delivery and performance by each of Parent and Merger Sub of this Agreement and the consummation of the transactions contemplated hereby do not and will not (a) contravene, conflict with, or result in any violation or breach of any provision of the Parent Organizational Documents, (b) assuming compliance with the matters referred to in Section 5.03 and receipt of the Parent Stockholder Approval, contravene, conflict with or result in any violation or breach of any provision of any Applicable Law, (c) assuming compliance with the matters referred to in Section 5.03 and receipt of the Parent Stockholder Approval, require any Consent or other action by any Person under, constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which Parent or any of its Subsidiaries is entitled under, any provision of any Parent Permit or any Contract binding upon Parent or any of its Subsidiaries, or (d) result in the creation or imposition of any Lien on any asset of Parent or any of its Subsidiaries, except, in the case of each of clauses (b) through (d), as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.05   Capitalization.

(a)   The authorized capital stock of Parent consists of (i) 4,500,000,000 shares of Parent Common Stock, (ii) 10,000,000 shares of preferred stock, par value $1.00 per share (“Parent Preferred Stock”) and (iii) 1,300,188 shares of $2 Convertible Preferred Stock, par value $1.00 per share (“Parent Convertible Preferred Stock”). As of December 31, 2018, there were outstanding (A) 1,632,464,617.509 shares of Parent Common Stock, (B) no shares of Parent Preferred Stock, (C) 3,605 shares of Parent Convertible Preferred Stock, (D) options to purchase shares of Parent Common Stock (“Parent Stock Options”) with respect to an aggregate of 1,666,999 shares of Parent Common Stock, (E) 4,993,334 restricted stock units under Parent’s equity compensation plans (“Parent Restricted Stock Units”), (F) 1,475,713 market share units under Parent’s employee stock benefit plan (“Market Based Units”), determined assuming target performance levels were assumed, and (G) 2,819,421 performance share units under Parent’s employee stock benefit plan (“Performance Share Units”), determined assuming target performance levels were achieved (together with Parent Stock Options, Parent Restricted Stock Units, Market Based Units, Performance Share Units and any other equity or equity-linked awards granted after December 31, 2018, “Parent Equity Awards”). The shares of Parent Common Stock to be issued as part of the Merger Consideration have been duly authorized and, when issued and delivered in accordance with the terms of this Agreement, will have been validly issued and will be fully paid and nonassessable and the issuance thereof will be free of preemptive rights. Parent owns all of the issued and outstanding capital stock of Merger Sub. Except as set forth in this Section 5.05(a) and for changes since December 31, 2018 resulting from (x) the exercise or vesting and settlement of Parent Equity Awards outstanding on such date or issued on or after such date to the extent permitted by Section 6.01, or (y) the issuance of Equity Securities of Parent on or after the date hereof to the extent permitted by Section 6.01, there are no issued, reserved for issuance or outstanding Equity Securities of Parent.

(b)   All outstanding shares of capital stock of Parent have been, and all shares that may be issued pursuant to any employee stock option or other compensation plan or arrangement will be, when issued in accordance with the respective terms thereof, duly authorized and validly issued, fully paid and nonassessable and free of preemptive rights. No Subsidiary of Parent owns any shares of capital stock of Parent (other than any such shares owned by Subsidiaries of Parent in a fiduciary, representative or other capacity on behalf of other Persons, whether or not held in a separate account). There are no outstanding bonds, debentures, notes or other indebtedness of Parent having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which stockholders of Parent have the right to vote. There are no outstanding obligations of Parent or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Equity Securities of Parent. Neither Parent nor any of its Subsidiaries is a party to any agreement with respect to the voting of any Equity Securities of Parent.

Section 5.06   Subsidiaries.

(a)   Each Major Subsidiary of Parent is a corporation or other entity duly incorporated or organized, validly existing and in good standing (except to the extent such concept is not applicable under Applicable Law of such Subsidiary’s jurisdiction of incorporation, formation or organization, as applicable) under the laws of its jurisdiction of incorporation, formation or organization, as applicable, and has all corporate or other organizational powers and authority, as applicable, required to own, lease and operate its properties and assets and to carry on its business as now conducted, except for those jurisdictions where failure to be so organized, validly existing and in good standing or to have such power or authority has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Each such Major Subsidiary is duly qualified to do business and is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified or in good standing has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b)   All of the issued and outstanding capital stock or other Equity Securities of each Subsidiary of Parent have been validly issued and are fully paid and nonassessable (except to the extent such concepts are not applicable under Applicable Law of such Subsidiary’s jurisdiction of incorporation, formation or organization, as applicable) and are owned by Parent, directly or indirectly, free and clear of any Lien (other than any restrictions imposed by Applicable Law) and free of preemptive rights, rights of first refusal, subscription rights or similar rights of any Person and transfer restrictions (other than transfer restrictions under Applicable Law or under the organizational documents of such Subsidiary). There are no outstanding obligations of Parent or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Equity Securities of any Subsidiary of Parent. Except for the capital stock or other Equity Securities of its Subsidiaries and publicly traded securities held for investment which do not exceed five percent (5%) of the outstanding securities of any entity, Parent does not own, directly or indirectly, any capital stock or other Equity Securities of any Person.

Section 5.07   SEC Filings and the Sarbanes-Oxley Act.

(a)   Parent has timely filed with or furnished to the SEC all reports, schedules, forms, statements, prospectuses, registration statements and other documents required to be filed with or furnished to the SEC by Parent since January 1, 2017 (collectively, together with any exhibits and schedules thereto and other information incorporated therein, the “Parent SEC Documents”). No Subsidiary of Parent is required to file any report, schedule, form, statement, prospectus, registration statement or other document with the SEC.

(b)   As of its filing date (or, if amended or superseded by a filing prior to the date of this Agreement, on the date of such amended or superseding filing), the Parent SEC Documents filed or furnished prior to the date of this Agreement complied, and each Parent SEC Document filed or furnished subsequent to the date of this Agreement (assuming, in the case of each of the Registration Statement and the Joint Proxy Statement/Prospectus, that the representation and warranty set forth in Section 4.09 is true and correct) will comply, in all material respects with the applicable requirements of the NYSE, the 1933 Act, the 1934 Act and the Sarbanes-Oxley Act, as the case may be.

(c)   As of its filing date (or, if amended or superseded by a filing prior to the date of this Agreement, on the date of such amended or superseding filing), each Parent SEC Document filed or furnished prior to the date of this Agreement did not, and each Parent SEC Document filed or furnished subsequent to the date of this Agreement (assuming, in the case of each of the Registration Statement and the Joint Proxy Statement/Prospectus, that the representation and warranty set forth in Section 4.09 is true and correct) will not, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

(d)   Parent is, and since January 1, 2017 has been, in compliance in all material respects with (i) the applicable provisions of the Sarbanes-Oxley Act and (ii) the applicable listing and corporate governance rules and regulations of the NYSE.

(e)   Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, Parent and its Subsidiaries have established and maintain disclosure controls and procedures (as defined in Rule 13a-15 under the 1934 Act) designed to ensure that material information relating to Parent, including its consolidated Subsidiaries, is made known to Parent’s principal executive officer and its principal financial officer by others within those entities, including during the periods in which the periodic reports required under the 1934 Act are being prepared.

(f)   Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, Parent and its Subsidiaries have established and maintain a system of internal controls designed to provide reasonable assurance regarding the reliability of Parent’s financial reporting and the preparation of Parent’s financial statements for external purposes in accordance with GAAP, and Parent’s principal executive officer and principal financial officer have disclosed, based on their most recent evaluation of such internal controls prior to the date of this Agreement, to Parent’s auditors and the audit committee of the Board of Directors of Parent (i) all significant deficiencies and material weaknesses in the design or operation of internal controls which are reasonably likely to adversely affect Parent’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in internal controls. Parent has made available to the Company prior to the date of this Agreement a true and complete (in all material respects) summary of any disclosure of the type described in the preceding sentence made by management to Parent’s auditors and audit committee during the period beginning January 1, 2017 and ending as of the date hereof.

(g)   Since January 1, 2017, each of the principal executive officer and principal financial officer of Parent (or each former principal executive officer and principal financial officer of Parent, as applicable) has made all certifications required by Rules 13a-14 and 15d-14 under the 1934 Act and Sections 302 and 906 of the Sarbanes-Oxley Act and any related rules and regulations promulgated by the SEC and the NYSE, and the statements contained in any such certifications are true and complete in all material respects as of the date on which they were made.

Section 5.08   Financial Statements and Financial Matters

(a)   The audited consolidated financial statements and unaudited consolidated interim financial statements of Parent included or incorporated by reference in the Parent SEC Documents present fairly in all material respects, in conformity with GAAP applied on a consistent basis during the periods presented (except as may be indicated in the notes thereto), the consolidated financial position of Parent and its Subsidiaries as of the dates thereof and their consolidated results of operations and cash flows for the periods then ended (subject to normal and recurring year-end audit adjustments in the case of any unaudited interim financial statements). Such consolidated financial statements have been prepared in all material respects from the books and records of Parent and its Subsidiaries.

(b)   From January 1, 2017 to the date of this Agreement, Parent has not received written notice from the SEC or any other Governmental Authority indicating that any of its accounting policies or practices are or may be the subject of any review, inquiry, investigation or challenge by the SEC or any other Governmental Authority.

Section 5.09   Disclosure Documents. The information relating to Parent and its Subsidiaries that is provided by Parent, any of its Subsidiaries or any of their respective Representatives for inclusion or incorporation by reference in the Registration Statement or the Joint Proxy Statement/Prospectus will not (a) in the case of the Registration Statement, at the time the Registration Statement or any amendment or supplement thereto becomes effective and at the time of the Company Stockholder Meeting and the Parent Stockholder Meeting, and (b) in the case of the Joint Proxy Statement/Prospectus, at the time the Joint Proxy Statement/Prospectus or any amendment or supplement thereto is first mailed to the stockholders of the Company and the stockholders of Parent and at the time of the Company Stockholder Meeting and the Parent Stockholder Meeting, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing provisions of this Section 5.09, no representation or warranty is made by Parent with respect to information or statements made or incorporated by reference in the Registration Statement or the Joint Proxy Statement/Prospectus which were not supplied by or on behalf of the Parent or Merger Sub.

Section 5.10   Absence of Certain Changes.

(a)   (i) Since the Parent Balance Sheet Date through the date of this Agreement, except in connection with or related to the process in connection with which Parent and its Representatives discussed and negotiated this Agreement and the transactions contemplated hereby, the business of Parent and its Subsidiaries has been conducted in all material respects in the ordinary course of business consistent with past practice and (ii) since the Parent Balance Sheet Date, there has not been any event, change, effect, development or occurrence that has had or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b)   Since the Parent Balance Sheet Date through the date of this Agreement, there has not been any action taken by Parent or any of its Subsidiaries that, if taken during the period from the date of this Agreement through the Merger Effective Time without the Company’s consent, would constitute a breach of clause (b) or (e) of Section 7.01 (or, solely with respect to the foregoing clauses, clause (f) of Section 7.01).

Section 5.11   No Undisclosed Material Liabilities. There are no liabilities or obligations of Parent or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, that would be required by GAAP to be reflected on the consolidated balance sheet of Parent and its Subsidiaries, other than (a) liabilities or obligations disclosed and provided for in the Parent Balance Sheet or in the notes thereto, (b) liabilities or obligations incurred in the ordinary course of business consistent with past practice since the Parent Balance Sheet Date, (c) liabilities arising in connection with the transactions contemplated hereby, or (d) other liabilities or obligations that have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. There are no off-balance sheet arrangements of any type pursuant to any off-balance sheet arrangement required to be disclosed pursuant to Item 303(a)(4) of Regulation S-K that have not been so described in the Parent SEC Documents.

Section 5.12   Litigation. There is no claim, action, proceeding or suit or, to the knowledge of the Parent, investigation pending or, to the knowledge of Parent, threatened (in the case of clause (b) below, as of the date hereof) against Parent, any of its Subsidiaries, any present or former officers, directors or employees of Parent or any of its Subsidiaries in their respective capacities as such, or any of the respective properties or assets of Parent or any of its Subsidiaries, before (or, in the case of threatened claims, actions, suits, investigations or proceedings, that would be before) any Governmental Authority (a) that has had or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect or (b) that, as of the date of this Agreement, in any manner challenges or seeks to prevent, enjoin, alter or materially delay the Merger or any of the other transactions contemplated hereby. There is no Order outstanding against Parent, any of its Subsidiaries, any present or former officers, directors or employees of Parent or any of its Subsidiaries in their respective capacities as such or any of the respective properties or assets of any of Parent or any of its Subsidiaries, that has had or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect or that, as of the date of this Agreement, would reasonably be expected to prevent, enjoin, alter or materially delay the Merger or any of the other transactions contemplated hereby.

Section 5.13   Permits. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, Parent and each of its Subsidiaries hold all governmental licenses and Consents necessary for the operation of its respective businesses (the “Parent Permits”). Parent and each of its Subsidiaries are, and since January 1, 2017 have been, in compliance with the terms of the Parent Permits, except for failures to comply that have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. There is no claim, action, proceeding or suit or, to the knowledge of Parent, investigation pending, or, to the knowledge of Parent, threatened that seeks, or, to the knowledge of Parent, any existing condition, situation or set of circumstances that would reasonably be expected to result in, the revocation, cancellation, termination, non-renewal or adverse modification of any Parent Permit, except where such revocation, cancellation, termination, non-renewal or adverse modification has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.14   Compliance with Laws. Parent and each of its Subsidiaries are, and since January 1, 2017 have been, in compliance with all Applicable Laws, except for failures to comply that have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.15    Regulatory Matters.

(a)   Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (i) each of Parent and its Subsidiaries holds (A) all authorizations under the FDCA, the PHSA, and the regulations of the FDA promulgated thereunder, and (B) authorizations of any applicable Governmental Authority that are concerned with the quality, identity, strength, purity, safety, efficacy, manufacturing, marketing, distribution, sale, pricing, import or export of any of the Parent Products (any such Governmental Authority, a “Parent Regulatory Agency”) necessary for the lawful operating of the businesses of Parent or any of its Subsidiaries as currently conducted (the “Parent Regulatory Permits”); (ii) all such Parent Regulatory Permits are valid and in full force and effect; and (iii) Parent and its Subsidiaries are in compliance with the terms of all Parent Regulatory Permits. All Parent Regulatory Permits are in full force and effect, except where the failure to be in full force and effect has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b)   Neither Parent nor any of its Subsidiaries are party to any material corporate integrity agreements, monitoring agreements, consent decrees, settlement orders, or similar agreements with or imposed by any Parent Regulatory Agency.

(c)   All pre-clinical and clinical investigations in respect of a Parent Product or Parent Product candidate conducted or sponsored by Parent or any of its Subsidiaries are being and, since January 1, 2017 have been, conducted in compliance with all Applicable Laws administered or issued by the applicable Parent Regulatory Agencies, including (i) FDA standards for the design, conduct, performance, monitoring, auditing, recording, analysis and reporting of clinical trials contained in Title 21 parts 50, 54, 56, 312, 314 and 320 of the Code of Federal Regulations and (ii) any applicable federal, state and provincial Applicable Laws restricting the collection, use and disclosure of individually identifiable health information and personal information, except, in each case, for such noncompliance that has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(d)   Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, during the period beginning on January 1, 2017 and ending on the date hereof, neither Parent nor any of its Subsidiaries has received any written notice from the FDA or the EMA or any foreign agency with jurisdiction over the development, marketing, labeling, sale, use handling and control, safety, efficacy, reliability, or manufacturing of the Parent Products which would reasonably be expected to lead to the denial, limitation, revocation, or rescission of any of the Parent Regulatory Permits or of any application for marketing approval currently pending before the FDA or such other Parent Regulatory Agency.

(e)   During the period beginning on January 1, 2017 and ending on the date hereof, all reports, documents, claims, permits and notices required to be filed, maintained or furnished to the FDA or any other Parent Regulatory Agency by Parent and its Subsidiaries have been so filed, maintained or furnished, except where failure to file, maintain or furnish such reports, documents, claims, permits or notices have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. All such reports, documents, claims, permits and notices were true and complete in all material respects on the date filed (or were corrected in or supplemented by a subsequent filing). Since January 1, 2017, neither Parent nor any of its Subsidiaries, nor, to the knowledge of Parent, any officer, employee, agent or distributor of Parent or any of its Subsidiaries, has made an untrue statement of a material fact or a fraudulent statement to the FDA or any other Parent Regulatory Agency, failed to disclose a material fact required to be disclosed to the FDA or any other Parent Regulatory Agency, or committed an act, made a statement, or failed to make a statement, in each such case, related to the business of Parent or any of its Subsidiaries, that, at the time such disclosure was made, would reasonably be expected to provide a basis for the FDA to invoke its policy respecting “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities”, set forth in 56 Fed. Reg. 46191 (September 10, 1991) or for the FDA or any other Parent Regulatory Agency to invoke any similar policy, except for any act or statement or failure to make a statement that has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, since January 1, 2017, (i) neither Parent nor any of its Subsidiaries, nor, to the knowledge of Parent, any officer, employee, agent or distributor of Parent or any of its Subsidiaries, has been debarred or convicted of any crime or engaged in any conduct for which debarment is mandated by 21 U.S.C. § 335a(a) or any similar Applicable Law or authorized by 21 U.S.C. § 335a(b) or any similar Applicable Law applicable in other jurisdictions in which material quantities of any of the Parent Products or Parent Product candidates are sold or intended by Parent to be sold; and (ii) neither Parent nor any of its Subsidiaries, nor, to the knowledge of the Parent, any officer, employee, agent or distributor of Parent or any of its Subsidiaries, has been excluded from participation in any federal health care program or convicted of any crime or engaged in any conduct for which such Person could be excluded from participating in any federal health care program under Section 1128 of the Social Security Act of 1935, as amended, or any similar Applicable Law or program.

(f)   Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, as to each Parent Product or Parent Product candidate subject to the FDCA and the regulations of the FDA promulgated thereunder or any similar Applicable Law in any foreign jurisdiction in which material quantities of any of the Parent Products or Parent Product candidates are sold or intended by Parent or any of its Subsidiaries to be sold that is or has been developed, manufactured, tested, distributed or marketed by or on behalf of Parent or any of its Subsidiaries, each such Parent Product or Parent Product candidate is being or has been developed, manufactured, stored, distributed and marketed in compliance with all Applicable Laws, including those relating to investigational use, marketing approval, current good manufacturing practices, packaging, labeling, advertising, record keeping, reporting, and security. There is no action or proceeding pending or, to the knowledge of Parent, threatened, including any prosecution, injunction, seizure, civil fine, debarment, suspension or recall, in each case alleging any violation applicable to any Parent Product or Parent Product candidate by Parent or any of its Subsidiaries of any Applicable Law, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(g)   Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, during the period beginning on January 1, 2017 and ending on the date hereof, neither Parent nor any of its Subsidiaries have voluntarily or involuntarily initiated, conducted or issued, or caused to be initiated, conducted or issued, any material recall, field corrections, market withdrawal or replacement, safety alert, warning, “dear doctor” letter, investigator notice, or other notice or action to wholesalers, distributors, retailers, healthcare professionals or patients relating to an alleged lack of safety, efficacy or regulatory compliance of any Parent Product. To the knowledge of Parent, there are no facts as of the date hereof which are reasonably likely to cause, and neither Parent nor any of its Subsidiaries has received any written notice from the FDA or any other Parent Regulatory Agency during the period beginning on January 1, 2017 and ending on the date hereof regarding (i) the recall, market withdrawal or replacement of any Parent Product sold or intended to be sold by Parent or its Subsidiaries

(other than recalls, withdrawals or replacements that are not material to Parent and its Subsidiaries, taken as a whole), (ii) a material change in the marketing classification or a material change in the labeling of any such Parent Products, (iii) a termination or suspension of the manufacturing, marketing, or distribution of such Parent Products, or (iv) a material negative change in reimbursement status of a Parent Product.

Section 5.16   Taxes. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect:

(a)   All Tax Returns required by Applicable Law to be filed with any Taxing Authority by, or on behalf of, Parent or any of its Subsidiaries have been filed when due (giving effect to all extensions) in accordance with all Applicable Law, and all such Tax Returns are true and complete in all respects.

(b)   Parent and each of its Subsidiaries has paid (or has had paid on its behalf) all Taxes shown as due and payable on any Tax Returns, or (i) where payment is not yet due, has established (or has had established on its behalf and for its sole benefit and recourse) in accordance with GAAP an adequate accrual or (ii) where payment is being contested in good faith pursuant to appropriate procedures, has established (or has had established on its behalf and for its sole benefit and recourse) in accordance with GAAP an adequate reserve, in each case for all Taxes through the end of the last period for which Parent and its Subsidiaries ordinarily record items on their respective books and records.

(c)   Parent and each of its Subsidiaries has duly and timely withheld all Taxes required to be withheld, and such withheld Taxes have been either duly and timely paid to the proper Taxing Authority or properly set aside in accounts for such purpose.

(d)   (i) All federal income Tax Returns of the affiliated group of which Parent is the common parent through the Tax year ended December 31, 2007 have been examined and closed or are Tax Returns with respect to which the applicable period for assessment under Applicable Law, after giving effect to extensions or waivers, has expired, and (ii) neither Parent nor any of its Subsidiaries (or any member of any affiliated, consolidated, combined or unitary group of which Parent or any of its Subsidiaries is or has been a member) has granted any extension or waiver of the limitation period applicable to the assessment or collection of any federal income Tax, and no power of attorney with respect to any such Taxes has been granted to any Person, in each case, that remains in effect.

(e)   There is no claim, action, suit, proceeding or investigation (including an audit) pending or, to Parent’s knowledge, threatened in writing against or with respect to Parent or its Subsidiaries in respect of any Tax or Tax asset.

(f)   There are no requests for rulings or determinations in respect of any Tax or Tax asset pending between Parent or any of its Subsidiaries and any Taxing Authority.

(g)   During the two (2) year period ending on the date of this Agreement, Parent was not a distributing corporation or a controlled corporation in a transaction intended to be governed by Section 355 of the Code.

(h)   There are no Liens for Taxes (other than Permitted Liens) upon any of the assets of Parent or any of its Subsidiaries.

(i)   No claim has been made in writing by any Taxing Authority in a jurisdiction where Parent and/or Parent’s Subsidiaries do not file Tax Returns that Parent or any of its Subsidiaries is or may be subject to taxation by, or required to file any Tax Return in, that jurisdiction.

(j)   Neither Parent nor any of its Subsidiaries (i) has been a member of an affiliated, consolidated, combined or unitary group other than one of which Parent or any of its Subsidiaries was the common parent, (ii) is party to any Tax Sharing Agreement (other than any such agreement solely between Parent and its Subsidiaries), (iii) has entered into a closing agreement pursuant to Section 7121 of the Code, or any predecessor provision or any similar provision of state, local or non-U.S. law or (iv) has any liability for the Taxes of any Person (other than Parent or any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or non-U.S. law) or any Tax Sharing Agreement or as a transferee or successor.

(k)   Neither Parent nor any of its Subsidiaries has engaged in any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2).

Section 5.17   Employees and Employee Benefit Plans.

(a)   Neither Parent nor any of its ERISA Affiliates (nor any predecessor of any such entity) sponsors, maintains, administers or contributes to (or has any obligation to contribute to), or has, since January 1, 2017, sponsored, maintained, administered or contributed to (or had any obligation to contribute to), any plan subject to Title IV of ERISA, including any multiemployer plan, as defined in Section 3(37) of ERISA.

(b)   Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, each Parent Employee Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination or opinion letter from the Internal Revenue Service or has applied to the Internal Revenue Service for such a letter within the applicable remedial amendment period or such period has not expired and, to the knowledge of Parent, no circumstances exist that would reasonably be expected to result in any such letter being revoked or not being reissued or a penalty under the Internal Revenue Service Closing Agreement Program if discovered during an Internal Revenue Service audit or investigation. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, each trust created under any such Parent Employee Plan is exempt from tax under Section 501(a) of the Code and has been so exempt since its creation.

(c)   Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, since January 1, 2017, each Parent Employee Plan has been maintained in compliance with its terms and all Applicable Law, including ERISA and the Code and all contributions required to have been made by Parent or any of its Subsidiaries with respect to any benefit or compensation plan, program or other arrangement maintained by a Governmental Authority have been timely made. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, no claim (other than routine claims for benefits), action, suit, investigation or proceeding (including an audit) is pending against or involves or, to Parent’s knowledge, is threatened against or reasonably expected to involve, any Parent Employee Plan before any Governmental Authority, including the Internal Revenue Service, the Department of Labor or the PBGC. To the knowledge of Parent, since January 1, 2017, no events have occurred with respect to any Parent Employee Plan that would reasonably be expected to result in the assessment of any excise taxes or penalties against Parent or any of its Subsidiaries, except for events that have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(d)   Neither Parent nor any of its Subsidiaries has any material current or projected liability for, and no Parent Employee Plan provides or promises, any material post-employment or post-retirement medical, dental, disability, hospitalization, life or similar benefits (whether insured or self-insured) to any director, officer, or employee (including any former director, officer, or employee) of Parent or any of its Subsidiaries (other than coverage mandated by Applicable Law).

(e)   Neither Parent nor any of its Subsidiaries has any obligation to gross-up, indemnify or otherwise reimburse any Person for any Tax incurred by such Person under Section 409A or 4999 of the Code.

(f)   Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, with respect to any Parent Employee Plan covered by Subtitle B, Part 4 of Title I of ERISA or Section 4975 of the Code, no non-exempt prohibited transaction has occurred that has caused or would reasonably be expected to cause Parent or any of its Subsidiaries to incur any liability under ERISA or the Code.

Section 5.18   Labor Matters.

(a)   Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, Parent and its Subsidiaries are, and since January 1, 2017 have been, in compliance with all Applicable Laws relating to labor and employment, including those relating to labor management relations, wages, hours, overtime, employee classification, discrimination, sexual harassment, civil rights, affirmative action, work authorization, immigration, safety and health, information privacy and security, workers compensation, continuation coverage under group health plans, wage payment and the payment and withholding of taxes.

(b)   Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, as of the date hereof (i) there are no unfair labor practice complaints pending or, to Parent’s knowledge, threatened against Parent or any of its Subsidiaries before the National Labor Relations Board or any other Governmental Authority or any current union representation questions involving any director, officer, or employee (including any former director, officer, or employee) of Parent or any of its Subsidiaries with respect to Parent or its Subsidiaries, and (ii) there is no labor strike, slowdown, stoppage, picketing, interruption of work or lockout pending or, to Parent’s knowledge, threatened against or affecting Parent or any of its Subsidiaries.

Section 5.19   Intellectual Property.

(a)   Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, none of the registrations (including patents, trademarks and copyrights, and material domain name registrations) and applications for registration for Owned Intellectual Property included in the Parent Intellectual Property (the “Parent Registered IP”) that is an issued U.S. patent or a registration for a U.S. trademark or a U.S. patent application or an application for registration of a U.S. trademark has lapsed, expired, been abandoned or been adjudged invalid or unenforceable, and, to the knowledge of Parent, all Parent Registered IP is subsisting, and if registered, valid and enforceable.

(b)   Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (i) Parent and its Subsidiaries are the sole and exclusive owners of all Owned Intellectual Property included in the Parent Intellectual Property that is (A) an issued U.S. patent or a registration for a U.S. trademark or a U.S. patent application or an application for registration of a U.S. trademark and any U.S. or global issued or pending patents relating thereto, or (B) material Parent Intellectual Property that relates to any material Parent Product, and, with respect to the foregoing clauses (A) and (B), hold all of their right, title and interest in and to all of the Parent Intellectual Property free and clear of all Liens other than Permitted Liens, and (ii) to the knowledge of Parent, Parent’s and its Subsidiaries’ Owned Intellectual Property and Parent’s and its Subsidiaries’ Licensed Intellectual Property, together with any other Intellectual Property that Parent or any of its Subsidiaries is otherwise permitted to use (including by way of a release, covenant not to sue or immunity from suit), constitutes all of the Intellectual Property necessary to, or used or held for use in, the conduct of the respective businesses of Parent and its Subsidiaries as currently conducted, and as currently planned to be conducted prior to Closing.

(c)   Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect (and except as disclosed by Parent to the Company during the course of Company’s due diligence prior to the date hereof), during the past four (4) years (i) to the knowledge of Parent, neither Parent nor any of its Subsidiaries nor the conduct of their respective businesses has infringed, misappropriated, diluted or otherwise violated any Intellectual Property rights of any Third Party, (ii) there is no claim, action, proceeding or suit or, to the knowledge of Parent, investigation pending or, to the knowledge of Parent, threatened against or affecting Parent or any of its Subsidiaries (A) alleging that Parent or any of its Subsidiaries has infringed, misappropriated, diluted or otherwise violated any Intellectual Property rights of any Third Party or (B) based upon, or challenging or seeking to deny or restrict, the rights of Parent or any of its Subsidiaries in any of Parent Intellectual Property (including any challenges to the validity, enforceability, registerability, inventorship, ownership or use of any of the Parent Intellectual Property that is Owned Intellectual Property), and (iii) to the knowledge of Parent, no Third Party has infringed, misappropriated, diluted or otherwise violated any of the Parent Company Intellectual Property that is Owned Intellectual Property. Notwithstanding anything contained herein, the representations and warranties set forth herein shall be read without application of 35 U.S.C. §271(e)(1) (the statutory research exemption) and any similar Applicable Laws outside the U.S. to the same extent as if such Applicable Laws did not exist.

(d)   Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (i) since January 1, 2017, Parent and its Subsidiaries have provided reasonable notice of its privacy and personal data collection and use policies on its websites and other customer and public communications and Parent and its Subsidiaries have complied since January 1, 2017 with such policies and all Applicable Laws relating to (A) the privacy of the users of Parent’s and its

Subsidiaries’ respective products, services and websites and (B) the collection, use, storage and disclosure of any personally-identifiable information (including personal health information), (ii) since January 1, 2017, there is no claim, action, proceeding or suit or, to the knowledge of Parent, investigation pending or, to the knowledge of Parent, threatened against Parent or any of its Subsidiaries alleging any violation of such policies or Applicable Laws, (iii) neither this Agreement nor the consummation of the transactions contemplated hereby will violate any such policy or Applicable Laws, and (iv) Parent and its Subsidiaries have taken commercially reasonable steps to protect the types of information referred to in this Section 5.19(d) against loss and unauthorized access, use, modification, disclosure or other misuse, and, to the knowledge of Parent, since January 1, 2017, there has been no unauthorized access, use, modification, disclosure or other misuse of such data or information.

(e)   Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (i) Parent’s IT Assets operate in a manner that permits Parent and its Subsidiaries to conduct their respective businesses as currently conducted, (ii) Parent and its Subsidiaries take commercially reasonable actions to protect the confidentiality, integrity and security of Parent’s IT Assets (and all data and other information and transactions stored or contained therein or transmitted thereby) against any unauthorized use, access, interruption, modification or corruption, including the implementation of commercially reasonable data backup, disaster avoidance and recovery procedures and business continuity procedures, and (iii) since January 1, 2017, to the knowledge of Parent, there has been no unauthorized use or access or security breaches, or interruption, modification, loss or corruption of any of Parent’s IT Assets (or any data or other information or transactions stored or contained therein or transmitted thereby).

Section 5.20   Environmental Matters. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect:

(a)   no notice, notification, demand, request for information, citation, summons or order has been received, no complaint has been filed, no penalty has been assessed, and no claim, action proceeding or suit or, to the knowledge of Parent, investigation (including a review) is pending or, to the knowledge of Parent, threatened by any Governmental Authority or other Person relating to Parent or any of its Subsidiaries that relates to, or arises under, any Environmental Law, Environmental Permit or Hazardous Substance;

(b)   Parent and its Subsidiaries are, and since January 1, 2017 have been, in compliance with all Environmental Laws and all Environmental Permits and hold all applicable Environmental Permits; and

(c)   there are no liabilities or obligations of Parent or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise arising under or relating to any Environmental Law, Environmental Permit or Hazardous Substance and there is no existing condition, situation or set of circumstances that could reasonably be expected to result in any such liability or obligation.

Section 5.21   FCPA; Anti-Corruption; Sanctions.

(a)   Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, neither Parent nor any of its Subsidiaries, nor, to the knowledge of Parent, any director, manager, employee, agent or representative of Parent or any of its Subsidiaries, in each case acting on behalf of Parent or any of its Subsidiaries, has, in the last five (5) years, in connection with the business of Parent or any of its Subsidiaries, taken any action in violation of the FCPA or other applicable Bribery Legislation (in each case to the extent applicable).

(b)   Neither Parent nor any of its Subsidiaries nor, to the knowledge of Parent, any director, manager or employee of Parent or any of its Subsidiaries, is, or in the last five (5) years has been, subject to any actual or pending or, to the knowledge of Parent, threatened civil, criminal, or administrative actions, suits, demands, claims, hearings, notices of violation, investigations, proceedings, demand letters, settlements, or enforcement actions, or made any voluntary disclosures to any Governmental Authority, involving Parent or any of its Subsidiaries relating to applicable Bribery Legislation, including the FCPA.

(c)   Parent and each of its Subsidiaries has made and kept books and records, accounts and other records, which, in reasonable detail, accurately and fairly reflect in all material respects the transactions and dispositions of the assets of Parent and each of its Subsidiaries as required by the FCPA.

(d)   Parent and each of its Subsidiaries has instituted policies and procedures reasonably designed to ensure compliance in all material respects with the FCPA and other applicable Bribery Legislation and maintain such policies and procedures in force.

(e)   To the knowledge of Parent, no officer, director, or employee of Parent or any of its Subsidiaries is a Government Official.

(f)   Except as has had not and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, none of Parent or any of its Subsidiaries, nor, to the knowledge of Parent, any of their respective directors, managers or employees (i) is a Sanctioned Person, (ii) has, in the last five (5) years, engaged in, has any plan or commitment to engage in, direct or indirect dealings with any Sanctioned Person or in any Sanctioned Country on behalf of the Parent or any of its Subsidiaries in violation of applicable Sanctions Law or (iii) has, in the last five (5) years, violated, or engaged in any conduct sanctionable under, any Sanctions Law, nor to the knowledge of Parent, been the subject of an investigation or allegation of such a violation or sanctionable conduct.

Section 5.22   Transactions with Affiliates. To the knowledge of Parent and as of the date of this Agreement, since January 1, 2017, there have been no transactions, or series of related transactions, agreements, arrangements or understandings in effect, nor are there any currently proposed transactions, or series of related transactions, agreements, arrangements or understandings, that would be required to be disclosed under Item 404(a) of Regulation S-K that have not been otherwise disclosed in the Parent SEC Documents filed prior to the date hereof.

Section 5.23   Antitakeover Statutes. Assuming the representations and warranties set forth in Section 4.29 are true and correct, neither the restrictions set forth in Section 203 of the DGCL nor any other “control share acquisition,” “fair price,” “moratorium” or other antitakeover laws enacted under U.S. state or federal laws apply to this Agreement or any of the transactions contemplated hereby.

Section 5.24   Opinions of Financial Advisors. The Board of Directors of Parent has received separate opinions of each of Morgan Stanley & Co. LLC, Dyal Co. LLC and Evercore Group L.L.C., financial advisors to Parent, to the effect that, as of the date of such opinions and subject to the various assumptions, procedures, matters, qualifications and limitations on the scope of the review undertaken as set forth therein, the Merger Consideration to be paid by Parent pursuant to this Agreement is fair, from a financial point of view, to Parent. A written copy of such opinions will be delivered promptly to the Company after the date hereof for informational purposes only.

Section 5.25   Finders’ Fees. Except for Morgan Stanley & Co. LLC, Dyal Co. LLC and Evercore Group L.L.C., there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of Parent or any of its Subsidiaries who might be entitled to any fee or commission from Parent or any of its Affiliates in connection with the transactions contemplated by this Agreement.

Section 5.26   No Ownership of Company Common Stock. Neither Parent nor any of its Subsidiaries beneficially owns, directly or indirectly, any shares of Company Common Stock or other securities convertible into, exchangeable for or exercisable for shares of Company Common Stock, and neither Parent nor any of its Subsidiaries has any rights to acquire any shares of Company Common Stock (other than any such securities owned by Parent or any of its Subsidiaries in a fiduciary, representative or other capacity on behalf of other Persons, whether or not held in a separate account). There are no voting trusts or other agreements or understandings to which Parent or any of its Subsidiaries is a party with respect to the voting of the capital stock or other Equity Securities of the Company or any of its Subsidiaries.

Section 5.27   Financing.

(a)   Parent has delivered to the Company (i) a true and complete copy of a fully executed commitment letter, dated as of the date hereof, among Parent and the Financing Sources party thereto (including all exhibits, schedules, and annexes to such letters in effect as of the date hereof), pursuant to which the Financing Sources have committed, upon the terms and subject to the conditions set forth therein, to provide the debt financing described therein in connection with the transactions contemplated hereby and (ii) a true and complete copy of the fully executed fee letter referenced therein (together, the “Debt Commitment Letter”) relating to fees with respect to the Debt Financing (redacted to remove only fee amounts, the rates and amounts included in the “market flex” provisions and certain other economic terms (none of which could adversely affect the amounts, availability, timing or conditionality of the Debt Financing)). The Debt Commitment Letter and any other debt commitment letter (including any replacement of the Debt Commitment Letter and related fee letter in connection with any Alternative Financing) executed in accordance with Section 7.06, as replaced, amended, supplemented, modified or waived in accordance with Section 7.06, including all exhibits, schedules, and annexes to such letters, are hereinafter referred to together as the “Debt Commitment Letters”. The financing contemplated pursuant to the Debt Commitment Letters is hereinafter referred to as the “Debt Financing”.

(b)   As of the date of this Agreement, the Debt Commitment Letter is in full force and effect and is a legal, valid and binding obligation of Parent, and to the knowledge of Parent, the other parties thereto, and enforceable in accordance with its terms against Parent, and to the knowledge of Parent, each of the other parties thereto, in each case, subject to the Bankruptcy and Equity Exceptions. All commitment fees required to be paid under the Debt Commitment Letters have been paid in full by Parent or will be duly paid in full by Parent as and when due, and Parent has otherwise satisfied all of the other items and conditions required to be satisfied by Parent, and within its control, pursuant to the terms of the Debt Commitment Letter on or prior to the date of this Agreement. The Debt Commitment Letter has not been amended, restated, modified or terminated, nor has compliance with any term thereof been waived, on or prior to the date of this Agreement and the respective commitments contained in the Debt Commitment Letter have not been withdrawn, rescinded or otherwise modified in any respect on or prior to the date of this Agreement. As of the date of this Agreement, (i) no event has occurred which, with or without notice, lapse of time or both, would reasonably be expected to constitute a breach or default, in each case, on the part of Parent or, to the knowledge of Parent, any other party, under the Debt Commitment Letter and (ii) assuming the accuracy of the Company’s representations and warranties contained in Article IV and compliance by the Company with its covenants contained in Article VI and Article VIII, in each case, in all material respects, Parent has no knowledge that any of the conditions to the Debt Financing will not be satisfied on the Closing Date or that the Debt Financing or any other funds necessary for the satisfaction of all of Parent’s and its Subsidiaries’ obligations under this Agreement will not be available to Parent on the Closing Date. The consummation of the Debt Financing is subject to no conditions precedent other than those expressly set forth in the copy of the Debt Commitment Letter delivered to the Company, and there are no contingencies that would permit the Financing Sources to reduce the total amount of the Debt Financing other than those expressly set forth in the copy of the Debt Commitment Letter delivered to the Company on or prior to the date hereof. Except for any engagement letters or related fee letters related to the permanent financing referred to in the Debt Commitment Letters, as of the date of this Agreement, there are no side letters or other agreements, Contracts or arrangements to which Parent or Merger Sub or any of their respective Affiliates are a party related to the funding of the Debt Financing. Assuming (A) the funding of the full amount of the Debt Financing in accordance with and subject to the satisfaction of the conditions of the Debt Commitment Letter and (B) the accuracy in all material respects of the Company’s representations and warranties set forth in Article IV of this Agreement and compliance in all material respects by the Company with its covenants, agreements and obligations under Article VI and Article VIII of this Agreement, the aggregate proceeds of the Debt Financing, together with cash or cash equivalents held by Parent and the other sources of funds referenced in the Debt Commitment Letters, as of the Merger Effective Time, will be sufficient to enable Parent to pay in cash all amounts required to be paid by Parent and Merger Sub in cash on the Closing Date, including the Cash Consideration, and all payments, fees and expenses payable by them related to or arising out of the consummation of the transactions contemplated by this Agreement that are required to be paid as of such date. The obligations of Parent and Merger Sub hereunder are not conditioned in any manner upon Parent or Merger Sub obtaining any financing.

Section 5.28    No Other Parent Representations and Warranties. Except for the representations and warranties made by Parent in this Article V (as qualified by the applicable items disclosed in the Parent Disclosure Schedule in accordance with Section 11.05 and the introduction to this Article V), neither Parent nor any other Person (including Merger Sub) makes or has made any representation or warranty, expressed or implied, at law or in equity, with respect to or on behalf of Parent or its Subsidiaries, their businesses, operations, assets, liabilities, financial condition, results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or the accuracy or completeness of any information regarding Parent or its Subsidiaries or any other matter furnished or provided to the Company or made available to the Company in any “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, this Agreement or the transactions contemplated hereby. Parent and its Subsidiaries disclaim any other representations or warranties, whether made by Parent or any of its Subsidiaries or any of their respective Affiliates or Representatives. Each of Parent and Merger Sub acknowledges and agrees that, except for the representations and warranties made by the Company in Article IV (as qualified by the applicable items disclosed in the Company Disclosure Schedule in accordance with Section 11.05 and the introduction to Article IV), neither the Company nor any other Person is making or has made any representations or warranty, expressed or implied, at law or in equity, with respect to or on behalf of the Company or its Subsidiaries, their businesses, operations, assets, liabilities, financial condition, results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or the accuracy or completeness of any information regarding the Company or its Subsidiaries or any other matter furnished or provided to Parent or made available to Parent in any “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, this Agreement, or the transactions contemplated hereby or thereby. Each of Parent and Merger Sub specifically disclaims that it is relying upon or has relied upon any such other representations or warranties that may have been made by any Person, and acknowledges and agrees that the Company and its Affiliates have specifically disclaimed and do hereby specifically disclaim any such other representations and warranties.

ARTICLE VI

COVENANTS OF THE COMPANY

The Company agrees that:

Section 6.01   Conduct of the Company. From the date of this Agreement until the earlier of the Merger Effective Time and the termination of this Agreement, except (x) as prohibited or required by Applicable Law, (y) as set forth in Section 6.01 of the Company Disclosure Schedule, or (z) as otherwise required or expressly contemplated by this Agreement, unless Parent shall otherwise consent in writing (which consent shall not be unreasonably withheld, conditioned or delayed), the Company shall, and shall cause each of its Subsidiaries to, use commercially reasonable efforts to conduct its business in all material respects in the ordinary course of business consistent with past practice and to preserve intact its business organization and relationships with customers, members, suppliers, licensors, licensees and other Third Parties and keep available the services of its present officers and employees; provided that (i) no action by the Company or any of its Subsidiaries to the extent expressly permitted by an exception to any of Section 6.01(a) through Section 6.01(o) will be a breach of this sentence and (ii) if the Company or any of its Subsidiaries seeks the consent of Parent to take any action prohibited by any of Section 6.01(a) through Section 6.01(o), and such consent is withheld by Parent, the failure to take such action will not be deemed to be a breach of this sentence. Without limiting the generality of the foregoing, except (A) as prohibited or required by Applicable Law, (B) as set forth in Section 6.01 of the Company Disclosure Schedule, or (C) as otherwise required or expressly contemplated by this Agreement, without Parent’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed), the Company shall not, and shall cause each of its Subsidiaries not to:

(a)   adopt or propose any change to its certificate of incorporation, bylaws or other organizational documents (whether by merger, consolidation or otherwise) (including the Company Organizational Documents);

(b)   (i) merge or consolidate with any other Person, (ii) acquire (including by merger, consolidation, or acquisition of stock or assets) any interest in any corporation, partnership, other business organization or any division thereof or any assets, securities or property, other than (A) acquisitions of assets, securities or property in an amount not to exceed $500,000,000 individually or $1,000,000,000 in the aggregate for all such acquisitions (measured for each acquisition on a risk adjusted net present value basis as of the closing of such acquisition), (B) acquisitions of securities under the Company’s investment portfolio consistent with the Company’s investment policy in effect as of the date hereof, (C) transactions (1) solely among the Company and one or more of its wholly owned Subsidiaries or (2) solely among the Company’s wholly owned Subsidiaries and (D) acquisitions of inventory or equipment in the ordinary course of business consistent with past practice (provided that any of the acquisitions or transactions described in clauses (A) through (D) shall require the prior written consent of Parent if such acquisition or transaction would, individually or in the aggregate, reasonably be expected to prevent or materially delay the consummation of the transactions contemplated by this Agreement), or (iii) adopt a plan of complete or partial liquidation, dissolution, recapitalization or restructuring;

(c)   (i) split, combine or reclassify any shares of its capital stock (other than transactions (1) solely among the Company and one or more of its wholly owned Subsidiaries or (2) solely among the Company’s wholly owned Subsidiaries), (ii) amend any term or alter any rights of any of its outstanding Equity Securities, (iii) declare, set aside or pay any dividend or make any other distribution (whether in cash, stock, property or any combination thereof) in respect of any shares of its capital stock or other Equity Securities, other than dividends or distributions by a Subsidiary of the Company to the Company or a wholly owned Subsidiary of the Company, or (iv) redeem, repurchase, cancel or otherwise acquire or offer to redeem, repurchase, or otherwise acquire any of its Equity Securities or any Equity Securities of any Subsidiary of the Company, other than repurchases of shares of Company Common Stock in connection with the exercise of Company Stock Options or the vesting or settlement of Company RSU Awards, Company PSU Awards, or Company RSAs (including in satisfaction of any amounts required to be deducted or withheld under Applicable Law), in each case outstanding as of the date of this Agreement in accordance with the present terms of such Company Equity Awards or granted after the date of this Agreement to the extent permitted by this Agreement;

(d)   issue, deliver or sell, or authorize the issuance, delivery or sale of, any shares of its capital stock or any other Equity Securities, other than (i) the issuance of any shares of Company Common Stock upon the exercise of Company Stock Options or the vesting or settlement of shares of Company RSU Awards or Company PSU Awards that are, in each case outstanding as of the date of this Agreement in accordance with the present terms of such Company Equity Awards or granted after the date of this Agreement to the extent permitted by this Agreement, or (ii) with respect to capital stock or Equity Securities of any Subsidiary of the Company, in connection with transactions (A) solely among the Company and one or more of its wholly owned Subsidiaries or (B) solely among the Company’s wholly owned Subsidiaries;

(e)   authorize, make or incur any capital expenditures or obligations or liabilities in connection therewith, other than (A) any capital expenditures contemplated by the capital expenditure budget of the Company and its Subsidiaries made available to Parent prior to the date hereof and (B) additional capital expenditures of less than $5,000,000 individually or $40,000,000 in the aggregate;

(f)   sell, lease, license, transfer or otherwise dispose of any Subsidiary or any division thereof or of the Company or any assets, securities or property (in each case, other than Intellectual Property, which is the subject of Section 6.01(g)), other than (i) dispositions of securities under the Company’s investment portfolio consistent with the Company’s investment policy in effect as of the date hereof, (ii) sales or dispositions of inventory or tangible personal property (including equipment), in each case in the ordinary course of business consistent with past practice or (iii) transactions (A) solely among the Company and one or more of its wholly owned Subsidiaries or (B) solely among the Company’s wholly owned Subsidiaries;

(g)   sell, assign, license (including sublicense), abandon, allow to lapse, transfer or otherwise dispose of, or create or incur any Lien (other than a Permitted Lien) on, any Owned Intellectual Property or, to the extent it is material to any Covered Product or the exercise of the Covered Rights with respect thereto, Licensed Intellectual Property, in each case other than (i) in the ordinary course of business, consistent with past practice (A) pursuant to a non-exclusive license (but excluding any non-exclusive license with respect to any Covered Product), or (B) for the purpose of abandoning or allowing to lapse any Company Registered IP (x) that is immaterial, (y) during the ordinary course of prosecution, or (z) in any country with annual Company Product revenue that is less than $20 million, or (ii) pursuant to any Company Permitted Settlement;

(h)   (i) make any material loans, advances or capital contributions to, or investments in, any other Person, other than (A) loans, advances, capital contributions or investments (1) by the Company to or in, as applicable, one or more of its wholly owned Subsidiaries or (2) by any Subsidiary of the Company to or in, as applicable, the Company or any wholly owned Subsidiary of the Company, or (B) capital contributions required under the terms of Contracts in effect as of the date hereof, or (ii) incur, assume, guarantee or repurchase or otherwise become liable for any indebtedness for borrowed money, issue or sell any debt securities or any options, warrants or other rights to acquire debt securities or enter into, guarantee or otherwise become liable for any interest rate, swap, currency, commodity or other similar hedging arrangement (in each case, whether, directly or indirectly, on a contingent basis or otherwise), other than (A) additional borrowings under the Credit Agreement (as in effect as of the date hereof) in accordance with the terms thereof and indebtedness under commercial paper arrangements backstopped thereby, provided that (I) the aggregate amount of commercial paper outstanding shall not at any time exceed $750,000,000 and (II) as of the last day of each fiscal quarter of the Company and as of the Closing Date, the amount of such commercial paper outstanding shall be $0, (B) intercompany indebtedness among the Company and its wholly-owned Subsidiaries or among the Company’s wholly-owned Subsidiaries, (C) indebtedness for borrowed money incurred to replace, renew, extend, refinance or refund any existing indebtedness of the Company or any of its Subsidiaries, which indebtedness is (I) on terms that are substantially consistent with those contained in the indebtedness being replaced, renewed, extended, refinanced or refunded (other than the extension of the maturity date thereof) and (II) not in a principal amount greater than such indebtedness being replaced, renewed, extended, refinanced or refunded or, in the case of any “revolving” credit facility, the aggregate amount that may be incurred under the credit agreement governing such indebtedness being replaced, renewed, extended, refinanced or refunded (as in effect as of the date hereof), (D) guarantees of indebtedness of the Company or its wholly-owned Subsidiaries outstanding on the date hereof or otherwise incurred in compliance with this Section 6.01(h)(ii), (E) in respect of interest rate, swap, currency, commodity or other similar hedging arrangements which (I) are entered into in connection with the restructuring or replacement of up to $500,000,000 in aggregate notional amount of existing hedging arrangements expiring in 2019 into forward contracts, (II) are entered into in connection with the restructuring or replacement of up to $750,000,000 in aggregate notional amount of existing hedging arrangements expiring in 2020 into forward contracts, or (III) are entered into in the ordinary course of business consistent with past practice in an aggregate notional amount not to exceed $250,000,000 at any time outstanding, and (F) other indebtedness not to exceed $50,000,000 in the aggregate at any time outstanding pursuant to this subclause (F);

(i)   (i) enter into any Company Material Contract (including by amendment of any Contract that is not a Company Material Contract such that such Contract becomes a Company Material Contract), other than in the ordinary course of business consistent with past practice (except that no Company Material Contract of the type described in clause (iv), (vii), (viii), (ix), (xi), (xii) or (xiii) of Section 4.16(a) shall be entered into (unless it is entered into as part of a Company Permitted Settlement in accordance with Section 6.01(n))), or (ii) terminate, renew, extend or in any material respect modify or amend any Company Material Contract, other than in the ordinary course of business (except that no Company Material Contract of the type described in clause (iv), (vii), (viii), (ix), (xi), (xii) or (xiii) of Section 4.16(a) shall be terminated, renewed or extended or in any material respect modified or waived (unless it is entered into as part of a Company Permitted Settlement in accordance with Section 6.01(n))), or waive, release or assign any material right or claim thereunder;

(j)   voluntarily terminate, suspend, abrogate, amend or modify any material Company Permit in a manner materially adverse to the Company and its Subsidiaries, taken as a whole;

(k)   except as required by Applicable Law or Company Employee Plans as in effect as of the date hereof, (i) grant any change in control, severance or termination pay to (or amend any existing arrangement with) any of their respective directors, officers or employees (including former directors, officers or employees), (ii) enter into any employment, deferred compensation or other similar agreement (or any amendment to any such existing agreement) with any of their respective current or former director, officers or employees, other than offer letters (and related compensation arrangements set forth in such offer letters) with any newly hired directors or employees of the Company who are not considered to be executive officers (as defined in the 1934 Act) and who are not members of the executive leadership team that are entered into in the ordinary course of business consistent with past practice, (iii) establish, adopt or amend any Company Employee Plan or labor agreement, other than in the ordinary course of business consistent with past practice or any immaterial amendment that would not increase the cost to the Company or any of its Subsidiaries of maintaining such Company Employee Plan, or (iv) increase the compensation, bonus opportunity or other benefits payable to any of their respective directors, officers or employees (including former directors, officers or employees);

(l)   make any material change in any method of financial accounting or financial accounting principles or practices, except for any such change required by reason of (or, in the reasonable good-faith judgment of the Company, advisable under) a change in GAAP or Regulation S-X under the 1934 Act (“Regulation S-X”), as approved by its independent public accountants;

(m)   (i) make, change or revoke any material Tax election; (ii) change any annual Tax accounting period; (iii) adopt or change any material method of Tax accounting; (iv) enter into any material closing agreement with respect to Taxes; (v) settle or surrender or otherwise concede, terminate or resolve any material Tax claim, audit, investigation or assessment; or (vi) file or amend any U.S. federal or other material income Tax Return;

(n)   settle or compromise any claim, action, suit, investigation or proceeding involving or against the Company or any of its Subsidiaries (including any action, suit, investigation, or proceeding involving or against any employee, officer or director of the Company or any of its Subsidiaries in their capacities as such), other than any Company Permitted Settlement; or

(o)   agree, commit or propose to do any of the foregoing.

Section 6.02   No Solicitation by the Company.

(a)   From the date of this Agreement until the earlier of the Merger Effective Time and the termination of this Agreement, except as otherwise set forth in this Section 6.02, the Company shall not, and shall cause its Subsidiaries and its and its Subsidiaries’ directors and officers to not, and shall use its reasonable best efforts to cause its and its Subsidiaries’ other Representatives to not, directly or indirectly, (i) solicit, initiate or take any action to knowingly facilitate or knowingly encourage (including by way of furnishing information) the submission of any Company Acquisition Proposal, (ii) enter into or participate in any discussions or negotiations with, furnish any information relating to the Company or any of its Subsidiaries or afford access to the business, properties, assets, books or records of the Company or any of its Subsidiaries to, otherwise cooperate in any way with, or knowingly assist, participate in, knowingly facilitate or knowingly encourage any effort by, any Third Party that the Company knows is seeking to make, or has made, a Company Acquisition Proposal, (iii) (A) withdraw or qualify, amend or modify in any manner adverse to Parent, the Company Board Recommendation, (B) fail to include the Company Board Recommendation in the Joint Proxy Statement/Prospectus or (C) recommend, adopt or approve or publicly propose to recommend, adopt or approve any Company Acquisition Proposal (any of the foregoing in this clause (iii), a “Company Adverse Recommendation Change”), or (iv) take any action to make any “moratorium”, “control share acquisition”, “fair price”, “supermajority”, “affiliate transactions” or “business combination statute or regulation” or other similar anti-takeover laws and regulations of the State of Delaware, including Section 203 of the DGCL, inapplicable to any Third Party or any Company Acquisition Proposal.

(b)   Notwithstanding the foregoing, if at any time prior to the receipt of the Company Stockholder Approval (the “Company Approval Time”) (and in no event after the Company Approval Time), the Board of Directors of the Company receives a bona fide written Company Acquisition Proposal made after the date hereof which has not resulted from a violation of this Section 6.02, the Board of Directors of the Company, directly or indirectly through its Representatives, may (x) contact the Third Party that has made such Company Acquisition Proposal in order to ascertain facts or clarify terms for the sole purpose of the Board of Directors of the Company informing itself about such Company Acquisition Proposal and such Third Party and (y) subject to compliance with this Section 6.02(b), Section 6.02(c) and Section 6.02(e), (i) engage in negotiations or discussions with any Third Party that, subject to the Company’s compliance with Section 6.02(a), has made after the date of this Agreement a Company Superior Proposal or an unsolicited bona fide written Company Acquisition Proposal that the Board of Directors of the Company determines in good faith, after consultation with its financial advisor and outside legal counsel, is or could reasonably be expected to lead to a Company Superior Proposal, (ii) furnish to such Third Party and its Representatives and financing sources nonpublic information relating to the Company or any of its Subsidiaries pursuant to a confidentiality agreement with confidentiality and use provisions no less favorable and other provisions no less favorable in the aggregate, in each case, to the Company than those contained in the Confidentiality Agreement, a copy of which shall be provided, promptly after its execution, to Parent for informational purposes; provided that all such non-public information (to the extent that such information has not been previously provided or made available to Parent) is provided or made available to Parent, as the case may be, substantially concurrently with the time it is provided or made available to such Third Party, and (iii) following receipt of a Company Superior Proposal after the date of this Agreement, (A) make a Company Adverse Recommendation Change and/or (B) terminate this Agreement in accordance with Section 10.01(d)(iii) to enter into a definitive agreement providing for such Company Superior Proposal, but in the case of this clause (iii) only if the Board of Directors of the Company determines in good faith, after consultation with the Company’s outside legal counsel and financial advisor, that the failure to take such action would be reasonably likely to be inconsistent with its fiduciary duties under Applicable Law. Nothing contained herein shall prevent the Board of Directors of the Company from (x) complying with Rule 14e-2(a) under the 1934 Act with regard to a Company Acquisition Proposal, so long as any action taken or statement made to so comply is consistent with this Section 6.02, or (y) making any required disclosure to the stockholders of the Company if the Board of Directors of the Company determines in good faith, after consultation with its outside legal counsel, that the failure to take such action would be reasonably likely to be inconsistent with Applicable Law; provided that any Company Adverse Recommendation Change involving or relating to a Company Acquisition Proposal may only be made in accordance with the provisions of this Section 6.02(b), Section 6.02(c) and Section 6.02(e). A “stop, look and listen” disclosure or similar communication of the type contemplated by Rule 14d-9(f) under the 1934 Act shall not be a Company Adverse Recommendation Change.

(c)   In addition to the requirements set forth in Section 6.02(b), the Board of Directors of the Company shall not take any of the actions referred to in clauses (i) through (iii) of Section 6.02(b) unless the Company shall have first delivered to Parent written notice advising Parent that the Company intends to take such action. The Company shall notify Parent as promptly as practicable (but in no event later than forty eight (48) hours) after receipt by the Company (or any of its Representatives) of any Company Acquisition Proposal or any request for information relating to the Company or any of its Subsidiaries or for access to the business, properties, assets, books or records of the Company or any of its Subsidiaries by any Third Party that, to the knowledge of the Company, is reasonably likely to make or has made any Company Acquisition Proposal, which notice shall be provided in writing and shall identify the Third Party making, and the material terms and conditions of, any such Company Acquisition Proposal or request. The Company shall thereafter (x) keep Parent reasonably informed, on a reasonably current basis, of any material changes in the status and details of any such Company Acquisition Proposal or request and (y) as promptly as practicable (but in no event later than twenty four (24) hours after receipt) provide to Parent copies of all material correspondence and written materials sent or provided to the Company or any of its Subsidiaries that describes any terms or conditions of any Company Acquisition Proposal (as well as written summaries of any material oral communications relating to the terms and conditions of any Company Acquisition Proposal).

(d)   Notwithstanding anything in this Agreement to the contrary, at any time prior to the Company Approval Time (and in no event after the Company Approval Time), the Board of Directors of the Company may effect a Company Adverse Recommendation Change involving or relating to a Company Intervening Event if the Board of Directors of the Company determines in good faith, after consultation with its outside legal counsel, that the failure to take such action would be reasonably likely to be inconsistent with its fiduciary duties under Applicable Law; provided that (i) the Company shall first notify Parent in writing of its intention to take such action, which notice shall include a reasonably detailed description of such Company Intervening Event, (ii) if requested by Parent, the Company and its Representatives shall discuss and negotiate in good faith with Parent and its Representatives (to the extent that Parent desires to so negotiate) during the four (4) Business Day period following such notice regarding any proposal by Parent to amend the terms of this Agreement in response to such Company Intervening Event, and (iii) the Board of Directors of the Company shall not effect any Company Adverse Recommendation Change involving or relating to a Company Intervening Event unless, after the four (4) Business Day period described in the foregoing clause (ii), the Board of Directors of the Company determines in good faith, after consultation with its outside legal counsel and taking into account any proposal by Parent to amend the terms of this Agreement during such four (4) Business Day period, that the failure to take such action would continue to be reasonably likely to be inconsistent with its fiduciary duties under Applicable Law.

(e)   Without limiting or affecting Section 6.02(a), Section 6.02(b) or Section 6.02(c), the Board of Directors of the Company shall not make a Company Adverse Recommendation Change involving or relating to a Company Superior Proposal or terminate this Agreement to enter into a definitive agreement with respect to a Company Superior Proposal unless (i) the Company first notifies Parent, in writing at least four (4) Business Days before taking such action, that the Company intends to take such action, which notice attaches the most current version of each proposed Contract or other agreement providing for such Company Superior Proposal and the identity of the Third Party(ies) making the Company Superior Proposal, (ii) if requested by Parent, during such four (4) Business Day period, the Company and its Representatives have discussed and negotiated in good faith with Parent (to the extent that Parent desires to so negotiate) regarding any proposal by Parent to amend the terms of this Agreement in response to such Company Superior Proposal and (iii) after such four (4) Business Day period, the Board of Directors of the Company determines in good faith, after consultation with its financial advisor and outside legal counsel and taking into account any proposal by Parent to amend the terms of this Agreement, that such Company Acquisition Proposal continues to constitute a Company Superior Proposal and that the failure to take such action would continue to be reasonably likely to be inconsistent with its fiduciary duties under Applicable Law (it being understood and agreed that in the event of any amendment to the financial terms or other material terms of any such Company Superior Proposal, a new written notification from the Company consistent with that described in clause (i) of this Section 6.02(e) shall be required, and a new notice period under clause (i) of this Section 6.02(e) shall commence, during which notice period the Company shall be required to comply with the requirements of this Section 6.02(e) anew, except that such new notice period shall be for two (2) Business Days (as opposed to four (4) Business Days)). After delivery of such written notice pursuant to the immediately preceding sentence, the Company shall keep Parent reasonably informed on a reasonably current basis of all material developments affecting the material terms of any such Company Superior Proposal (and the Company shall provide Parent with copies of any additional written materials received that provide for or that are material to such Company Superior Proposal).

(f)   “Company Superior Proposal” means any bona fide, written Company Acquisition Proposal (other than a Company Acquisition Proposal which has resulted from a violation of this Section 6.02) (with all references to “twenty percent (20%)” in the definition of Company Acquisition Proposal being deemed to be references to “fifty percent (50%)”) on terms that the Board of Directors of the Company determines in good faith, after consultation with its financial advisor and outside legal counsel, and taking into account all the terms and conditions of the Company Acquisition Proposal that the Board of Directors of the Company considers to be appropriate (including the identity of the Person making the Company Acquisition Proposal and the expected timing and likelihood of consummation, any governmental or other approval requirements (including divestitures and entry into other commitments and limitations), break-up fees, expense reimbursement provisions, conditions to consummation and the availability of necessary financing (including, if a cash transaction (in whole or in part), the availability of such funds and the nature, terms and conditionality of any committed financing), would result in a transaction (i) that, if consummated, is more favorable to the Company’s stockholders from a financial point of view than the Merger (taking into account any proposal by Parent to amend the terms of this Agreement), and (ii) that is reasonably capable of being completed on the terms proposed, taking into account the identity of the Person making the Company Acquisition Proposal, any approval requirements and all other financial, regulatory, legal and other aspects of such Company Acquisition Proposal.

(g)   “Company Intervening Event” means any material event, fact, change, effect, development or occurrence that (i) was not known, or the material consequences of which were not known, in each case to the Board of Directors of the Company as of or prior to the date of this Agreement and (ii) does not relate to or involve any Company Acquisition Proposal.

(h)   The Company shall, and shall cause its Subsidiaries and its and its Subsidiaries’ directors and officers to, and shall use its reasonable best efforts to cause its and its Subsidiaries’ other Representatives to, cease immediately and cause to be terminated any and all existing activities, discussions or negotiations, if any, with any Third Party conducted prior to the date of this Agreement with respect to any Company Acquisition Proposal or with respect to any indication, proposal or inquiry that could reasonably be expected to lead to a Company Acquisition Proposal and shall use its reasonable best efforts to cause any such party (and any of its Representatives) in possession of confidential information about the Company or any of its Subsidiaries that was furnished by or on behalf of the Company to return or destroy all such information.

Section 6.03   Financing Assistance.

(a)   Prior to the Closing, the Company shall, and shall cause its Subsidiaries to, use its and their commercially reasonable efforts to provide such customary cooperation as may be reasonably requested by Parent in writing to assist Parent in arranging, obtaining or syndicating the Debt Financing (which term shall include, for purposes of this Section 6.03, any of the permanent financing referred to in the Debt Commitment Letters) (provided that such requested cooperation does not unreasonably interfere with the ongoing business or operations of the Company and its Subsidiaries), including using commercially reasonable efforts to:

(i)   reasonably cooperate with the marketing efforts or due diligence efforts of Parent or the Financing Sources, in each case, in connection with the Debt Financing, including using commercially reasonable efforts to cause members of management with appropriate seniority and expertise to participate in a reasonable number of meetings, due diligence sessions, rating agency sessions and road shows, at times and at locations reasonably acceptable to the Company and upon reasonable notice;

(ii)   reasonably assist Parent in preparing customary offering memoranda, rating agency presentations, lender and investor presentations, confidential information memoranda, private placement memoranda, prospectuses and other similar documents for the Debt Financing, and as promptly as practicable provide historical financial and other customary information relating to the Company to Parent and the Financing Sources to the extent reasonably requested by Parent, including delivering and consenting to the inclusion or incorporation in any SEC filing related to the Debt Financing or the Alternative Financing of (A) audited consolidated balance sheets and related audited consolidated statements of income, comprehensive income, stockholders’ equity and cash flows of the Company for each of the three fiscal years most recently ended more than sixty (60) days prior to the Closing Date (and audit reports for such financial statements shall not be subject to any “going concern” qualifications), (B) unaudited consolidated balance sheets and related unaudited consolidated statements of income, comprehensive income and cash flows of the Company for each subsequent fiscal quarter ended more than forty five (45) days prior to the Closing Date and (C) all other historical financial and other customary information regarding the Company reasonably necessary to permit Parent to prepare pro forma financial statements customary for the bank financing and the debt securities offering contemplated by the Debt Financing or the Alternative Financing (provided, that, without limiting the foregoing, nothing in this Section 6.03(a) or Section 6.04 shall require the Company to prepare any pro forma financial information or projections, which shall be the sole responsibility of Parent);

(iii)   provide to Parent and the Financing Sources promptly, and in any event at least four (4) Business Days prior to the Closing Date, all documentation and other information about the Company and its Subsidiaries required by the Financing Sources or regulatory authorities with respect to the Debt Financing under applicable “know your customer” and anti-money laundering rules and regulations, including the PATRIOT Act, that is required under any Debt Commitment Letter or any definitive agreement related to the Debt Financing to the extent such documentation and other information is requested in writing to the Company at least ten (10) Business Days prior to the Closing Date,

(iv)   in connection with any securities offering contemplated as part of the Debt Financing or the Alternative Financing, (A) obtain customary comfort letters from the Company’s independent public accounting firm, (B) cause the Company’s independent public accounting firm to consent to the inclusion or incorporation of their audit reports with respect to the financial statements of the Company provided pursuant to Section 6.03(ii)(A) in any registration statement of Parent with the SEC or any prospectus, offering memoranda, private placement memoranda, marketing material or similar documentation, including by providing customary representation letters and (C) cause the Company’s independent public accounting firm to cooperate with Parent and its Representatives, including by participating in accounting due diligence sessions at times and at locations reasonably acceptable to the Company and its independent public accounting firm and upon reasonable notice,

(v)   subject to customary confidentiality provisions and disclaimers, provide customary authorization letters to the Financing Sources authorizing the distribution of information to prospective lenders or investors,

(vi)   (A) deliver notices of prepayment and/or notices for termination of commitments within the time periods required by the Credit Agreement and obtain customary payoff letters and if applicable, instruments of discharge to be delivered at Closing to allow for the payoff, discharge and termination in full on the Closing Date of the Credit Agreement; provided that any such notice or payoff letter shall be expressly conditioned on the Closing and (B) assist Parent in delivering, on the Closing Date, the supplemental indentures and officers’ certificates required to be delivered under Section 6.1 of each of the applicable Indentures due to the consummation of the Merger,

(vii)   provide information concerning the Company and its Subsidiaries reasonably necessary for the completion of the definitive documentation for the Debt Financing, including any schedules thereto,

(viii)   provide or cause to be provided any customary certificates, or other customary closing documents as may reasonably be requested in connection with the Debt Financing and the Alternative Financing, and

(ix)   consent to the use of the trademarks, service marks and logos of the Company or any of its Subsidiaries in connection with the Debt Financing; provided that such trademarks, service marks and logos are used solely in a manner that is not intended to or is reasonably likely to harm or disparage the Company or its Subsidiaries or the reputation or goodwill of the Company or any of its Subsidiaries.

(b)   Notwithstanding the foregoing or anything the contrary set forth in Section 6.04 below, neither the Company nor any of its Subsidiaries shall be required to (i) take or permit the taking of any action pursuant to Section 6.03(a) or Section 6.04 that (A) would require the Company, its Subsidiaries or any Persons who are directors or officers of the Company or its Subsidiaries to pass resolutions or consents to approve or authorize the execution of the Debt Financing, or any Company Note Offers and Consent Solicitations or execute or deliver any certificate, document, instrument or agreement or agree to any change or modification of any existing certificate, document, instrument or agreement, in each case, that is effective prior to the Closing, or that would be effective if the Closing does not occur (other than (x) authorization letters contemplated by Section 6.03(a)(v) and (y) to the extent required by Section 6.04, applicable Company Supplemental Indentures and Company Indenture Officers’ Certificates); (B) would cause any representation or warranty in this Agreement to be breached by the Company or any of its Subsidiaries (unless waived by Parent); (C) would require the Company or any of its Subsidiaries to pay any commitment or other similar fee prior to the Closing or incur any other expense, liability or obligation in connection with the Debt Financing or any Company Note Offers and Consent Solicitations that is not, subject to the limitations contained therein, subject to reimbursement or is not otherwise indemnified by Parent pursuant to Section 6.03(c); (D) would cause any director, officer or employee or stockholder of the Company or any of its Subsidiaries to incur any personal liability; or (E) would result in a material violation or breach of, or a default under, any material Contract to which the Company or any of its Subsidiaries is a party, the organizational documents of the Company or its Subsidiaries or any Applicable Law; (ii) provide access to or disclose information that the Company or any of its Subsidiaries reasonably determines would jeopardize any attorney-client privilege of the Company or any of its Subsidiaries or (iii) deliver or cause to be delivered any opinion of counsel (other than, to the extent required by Section 6.04 in connection with the entry into a Company Supplemental Indenture, a Company Opinion of Counsel if the trustee under the applicable Indenture that the Company Supplemental Indenture amends requires an opinion of counsel to the Company). Nothing contained in this Section 6.03 or Section 6.04 or otherwise shall require the Company or any of its Subsidiaries, prior to the Closing, to be an issuer or other obligor with respect to the Debt Financing or to commence any Company Note Offers and Consent Solicitations.

(c)   Parent and Merger Sub shall, on a joint and several basis, promptly upon written request by the Company, reimburse the Company for all reasonable and documented out-of-pocket costs and expenses (including reasonable attorneys’ fees) incurred by the Company or any of its Subsidiaries in connection with the Debt Financing or any Company Note Offers and Consent Solicitations or satisfying its obligations under this Section 6.03 or Section 6.04, whether or not the Merger is consummated or this Agreement is terminated. Parent and Merger Sub shall, on a joint and several basis, indemnify and hold harmless the Company and its Subsidiaries and their respective Representatives from and against any and all losses, claims, damages, liabilities, reasonable out-of-pocket costs, reasonable out-of-pocket attorneys’ fees, judgments, fines, penalties and amounts paid in settlement (including all interest, assessments and other charges paid or payable in connection with or in respect of any thereof) suffered or incurred in connection with the Debt Financing or any Company Note Offers and Consent Solicitations or otherwise in connection with any action taken by the Company, any of its Subsidiaries or any of their respective Representatives pursuant to this Section 6.03 or Section 6.04 (other than the use of any information provided by the Company, any of its Subsidiaries or any of their respective Representatives in writing for use in connection with the Debt Financing or Company Note Offers and Consent Solicitations), except (A) in the event such losses, claims, damages, liabilities, costs, attorneys’ fees, judgments, fines, penalties and amounts paid in settlement are determined by a final non-appealable judgment of a court of competent jurisdiction to have arisen out of, or resulted from, the fraud, gross negligence or willful misconduct of the Company, any of its Subsidiaries or any of their respective Representatives or (B) if this Agreement is terminated by Parent pursuant to Section 10.01(c)(ii).

(d)   Notwithstanding anything to the contrary in this Agreement, the Company’s breach of any of the covenants required to be performed by it under this Section 6.03 or Section 6.04 will not be considered in determining the satisfaction of the condition set forth in Section 9.02(a) unless such breach is the primary cause of Parent being unable to obtain the proceeds of the Debt Financing at the Closing.

Section 6.04   Cooperation as to Certain Indebtedness. Parent or one of its Subsidiaries may (a) commence any of the following: (i) one or more offers to purchase any or all of the outstanding debt issued under the Indentures for cash (the “Offers to Purchase”); or (ii) one or more offers to exchange any or all of the outstanding debt issued under the Indentures for securities issued by Parent (or its Affiliates) (the “Offers to Exchange”); and (b) solicit the consent of the holders of debt issued under the Indentures regarding certain proposed amendments to the applicable Indenture (the “Consent Solicitations” and, together with the Offers to Purchase and Offers to Exchange, if any, the “Company Note Offers and Consent Solicitations”); provided that the closing of any such transaction shall not be consummated until the Closing and any such transaction shall be funded using consideration provided by Parent. Any Company Note Offers and Consent Solicitations shall be made on such terms and conditions (including price to be paid and conditionality) as are proposed by Parent and which are permitted by the terms of the applicable Indenture and applicable Laws, including SEC rules and regulations. Parent shall consult with the Company regarding the material terms and conditions of any Company Note Offers and Consent Solicitations, including the timing and commencement of any Company Note Offers and Consent Solicitations and any tender deadlines. Parent shall have provided the Company with the necessary offer to purchase, offer to exchange, consent solicitation statement, letter of transmittal, press release, if any, in connection therewith, and each other document relevant to the transaction that will be distributed by the Parent in the applicable Company Note Offers and Consent Solicitations (collectively, the “Debt Offer Documents”) a reasonable period of time in advance of commencing the applicable Company Note Offers and Consent Solicitations to allow the Company and its counsel to review and comment on such Debt Offer Documents, and Parent shall give reasonable and good faith consideration to any comments made or input provided by the Company and its legal counsel. Subject to the receipt of the requisite holder consents, in connection with any or all of the Consent Solicitations, the Company shall execute a supplemental indenture to the applicable Indenture in accordance with the terms thereof amending the terms and provisions of such Indenture as described in the applicable Debt Offer Documents in a form as reasonably requested by Parent (each, a “Company Supplemental Indenture”); provided that such supplemental indenture shall not become effective until the Closing. The Company shall, and shall cause each of its Subsidiaries to, and shall use commercially reasonable efforts to cause its and their Representatives to, provide all reasonable and customary cooperation as may be reasonably requested by Parent in writing to assist Parent in connection with any Company Note Offers and Consent Solicitations (including, but not limited to, upon Parent’s written request, using commercially reasonable efforts to cause the Company’s independent accountants to provide customary consents for use of their reports to the extent required in connection with any Company Note Offers and Consent Solicitations) (provided that such requested cooperation does not unreasonably interfere with the ongoing business or operations of the Company and its Subsidiaries); provided that neither the Company nor counsel for the Company shall be required to furnish any certificates, legal opinions or negative assurance letters in connection with any Company Note Offers and Consent Solicitations (other than, in connection with the execution of any Company Supplemental Indenture relating to the Consent Solicitations, with respect to which the Company shall (x) deliver customary officer’s certificates (a “Company Indenture Officers’ Certificate”) and (y) use commercially reasonable efforts to cause counsel for the Company to deliver customary legal opinions to the trustee under the applicable Indenture in the form required by Section 10.3 of the applicable Indenture (a “Company Opinion of Counsel”), if the trustee under the applicable Indenture that the Company Supplemental Indenture amended requires an opinion of counsel to the Company thereunder, to the extent such certificates and opinions would not conflict with applicable Laws and would be accurate in light of the facts and circumstances at the time delivered) or execute any other instruments or agreements in connection therewith other than the Company Supplemental Indenture described in the immediately preceding sentence. The dealer manager, solicitation agent, information agent, depositary or other agent retained in connection with any Company Note Offers and Consent Solicitations will be selected by Parent, retained by Parent, and their fees and out-of-pocket expenses will be paid directly by Parent. If, at any time prior to the completion of the Company Note Offers and Consent Solicitations, the Company or any of its Subsidiaries, on the one hand, or Parent or any of its Subsidiaries, on the other hand, discovers any information that should be set forth in an amendment or supplement to the Debt Offer Documents, so that the Debt Offer Documents shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of circumstances under which they are made, not misleading, such party that discovers such information shall use commercially reasonable efforts to promptly notify the other party, and an appropriate amendment or supplement prepared by Parent describing such information shall be disseminated to the holders of the applicable notes, debentures or other debt securities of the Company outstanding under the applicable Indenture. The consummation of any or all of the Company Note Offers and Consent Solicitations shall not be a condition to Closing.

Section 6.05   Abraxis CVR Agreement. The Company shall use commercially reasonable efforts to, in accordance with the provisions of the Abraxis CVR Agreement and prior to the Merger Effective Time, (a) provide or cause to be provided to the Abraxis CVR Trustee any certificate, notice, legal opinion or other documentation and (b) take or cause to be taken such other actions, in the case of each of clause (a) and (b), to the extent required under the Abraxis CVR Agreement in connection with this Agreement and the transactions contemplated hereby (including the Merger). Parent and its counsel shall be given a reasonable opportunity to review and comment on any such notice, certificate, legal opinion or other documentation and be consulted with in connection with the taking of any such action, in each case before such notice, certificate, legal opinion or other documentation is provided to Abraxis CVR Trustee or such action is taken, and the Company shall give reasonable and good faith consideration to any comments made and other input provided by Parent and its counsel in connection therewith.

ARTICLE VII

COVENANTS OF PARENT

Parent agrees that:

Section 7.01   Conduct of Parent. From the date of this Agreement until the earlier of the Merger Effective Time and the termination of this Agreement, except (x) as prohibited or required by Applicable Law, (y) as set forth in Section 7.01 of the Parent Disclosure Schedule, or (z) as otherwise required or expressly contemplated by this Agreement, unless the Company shall otherwise consent in writing (which consent shall not be unreasonably withheld, conditioned or delayed), Parent shall, and shall cause each of its Subsidiaries to, use commercially reasonable efforts to conduct its business in all material respects in the ordinary course of business consistent with past practice; provided that (i) no action by the Parent or any of its Subsidiaries to the extent expressly permitted by an exception to any of Section 7.01(a) through Section 7.01(f) will be a breach of this sentence and (ii) if Parent or any of its Subsidiaries seeks the consent of the Company to take any action prohibited by any of Section 7.01(a) through Section 7.01(f), and such consent is withheld by the Company, the failure to take such action will not be deemed to be a breach of this sentence. Without limiting the generality of the foregoing, except (A) as prohibited or required by Applicable Law, (B) as set forth in Section 7.01 of the Parent Disclosure Schedule, or (C) as otherwise required or expressly contemplated by this Agreement, without the Company’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed), Parent shall not, and shall cause each of its Subsidiaries not to:

(a)   adopt or propose any change to the Parent Organizational Documents or the certificate of incorporation or bylaws of Merger Sub (whether by merger, consolidation or otherwise);

(b)   (i) merge or consolidate with any other Person, (ii) acquire (including by merger, consolidation or acquisition of stock or assets) any interest in any corporation, partnership, other business organization or any division thereof or any assets, securities or property, (iii) otherwise purchase, lease, license or otherwise enter into a transaction, or (iv) agree to do any of the foregoing, in each of cases (i), (ii), (iii) or (iv), that would reasonably be expected to prevent or delay in any material respect the consummation of the transactions contemplated by this Agreement, or (v) adopt a plan of complete or partial liquidation or dissolution with respect to Parent or Merger Sub;

(c)   (i) split, combine or reclassify any shares of its capital stock (other than transactions (1) solely among Parent and one or more of its wholly owned Subsidiaries or (2) solely among Parent’s wholly owned Subsidiaries), (ii) declare, set aside or pay any dividend or make any other distribution (whether in cash, stock, property or any combination thereof) in respect of any shares of its capital stock or other Equity Securities, other than (A) in the case of Parent, regular cash dividends in the ordinary course of business consistent with past practice (including with respect to the timing of declaration, and the record and payment dates) in an amount not to exceed $0.41 per share of Parent Common Stock per quarter (appropriately adjusted to reflect any stock dividends, subdivisions, splits, combinations or other similar events relating to Parent Common Stock), or (B) dividends or distributions by a Subsidiary of Parent to Parent or a wholly owned Subsidiary of Parent, or (iii) redeem, repurchase, cancel or otherwise acquire or offer to redeem, repurchase, or otherwise acquire any of its Equity Securities or any Equity Securities of any Subsidiary of Parent, other than (A) repurchases of shares of Parent Common Stock at market price, or (B) repurchases of shares of Parent Common Stock in connection with the exercise of Parent Stock Options or the vesting or settlement of Parent Restricted Stock Units, Market Based Units, Performance Share Units and other Parent Equity Awards (including in satisfaction of any amounts required to be deducted or withheld under Applicable Law), in each case outstanding as of the date of this Agreement in accordance with the present terms of such Parent Equity Awards or granted after the date of this Agreement to the extent permitted by this Agreement;

(d)   issue, deliver or sell, or authorize the issuance, delivery or sale of, any shares of its capital stock or other Equity Securities, other than (i) the issuance of any shares of Parent Common Stock upon the exercise of Parent Equity Awards or other equity and equity-linked awards that are outstanding on the date of this Agreement or are granted after the date of this Agreement, (ii) with respect to capital stock or other Equity Securities of any Subsidiary of Parent, in connection with transactions (A) solely among Parent and one or more of its wholly owned Subsidiaries or (B) solely among Parent’s wholly owned Subsidiaries, (iii) the grant of Parent Equity Awards or other equity and equity-linked awards to employees, directors or individual independent contractors of Parent or any of its Subsidiaries pursuant to Parent’s equity compensation plans or (iv) in connection with the Parent Share Issuance;

(e)   make any material change in any method of financial accounting or financial accounting principles or practices, except for any such change required by reason of (or, in the reasonable good-faith judgment of Parent, advisable under) a change in GAAP or Regulation S-X, as approved by its independent public accountants; or

(f)   agree, commit or propose to do any of the foregoing.

Section 7.02   No Solicitation by Parent.

(a)   From the date of this Agreement until the earlier of the Merger Effective Time and the termination of this Agreement, except as otherwise set forth in this Section 7.02, Parent shall not, and shall cause its Subsidiaries and its and its Subsidiaries’ directors and officers to not, and shall use its reasonable best efforts to cause its and its Subsidiaries’ other Representatives to not, directly or indirectly, (i) solicit, initiate or take any action to knowingly facilitate or knowingly encourage (including by way of furnishing information) the submission of any Parent Acquisition Proposal, (ii) enter into or participate in any discussions or negotiations with, furnish any information relating to Parent or any of its Subsidiaries or afford access to the business, properties, assets, books or records of Parent or any of its Subsidiaries to, otherwise cooperate in any way with, or knowingly assist, participate in, knowingly facilitate or knowingly encourage any effort by, any Third Party that Parent knows is seeking to make, or has made, a Parent Acquisition Proposal, (iii) (A) withdraw or qualify, amend or modify in any manner adverse to the Company, the Parent Board Recommendation, (B) fail to include the Parent Board Recommendation in the Joint Proxy Statement/Prospectus or (C) recommend, adopt or approve or publicly propose to recommend, adopt or approve any Parent Acquisition Proposal (any of the foregoing in this clause (iii), a “Parent Adverse Recommendation Change”), or (iv) take any action to make any “moratorium”, “control share acquisition”, “fair price”, “supermajority”, “affiliate transactions” or “business combination statute or regulation” or other similar anti-takeover laws and regulations of the State of Delaware, including Section 203 of the DGCL, inapplicable to any Third Party or any Parent Acquisition Proposal.

(b)   Notwithstanding the foregoing, if at any time prior to the receipt of the Parent Stockholder Approval (the “Parent Approval Time”) (and in no event after the Parent Approval Time), the Board of Directors of Parent receives a bona fide written Parent Acquisition Proposal made after the date hereof which has not resulted from a violation of this Section 7.02, the Board of Directors of Parent, directly or indirectly through its Representatives, may (x) contact the Third Party that has made such Parent Acquisition Proposal in order to ascertain facts or clarify terms for the sole purpose of the Board of Directors of Parent informing itself about such Parent Acquisition Proposal and such Third Party and (y) subject to compliance with this Section 7.02(b), Section 7.02(c) and Section 7.02(e), (i) engage in negotiations or discussions with any Third Party that, subject to Parent’s compliance with Section 7.02(a), has made after the date of this Agreement a Parent Superior Proposal or an unsolicited bona fide written Parent Acquisition Proposal that the Board of Directors of Parent determines in good faith, after consultation with its financial advisor and outside legal counsel, is or could reasonably be expected to lead to a Parent Superior Proposal, (ii) furnish to such Third Party and its Representatives and financing sources nonpublic information relating to Parent or any of its Subsidiaries pursuant to a confidentiality agreement with confidentiality and use provisions no less favorable and other provisions no less favorable in the aggregate, in each case, to Parent than those contained in the Confidentiality Agreement, a copy of which shall be provided, promptly after its execution, to the Company for informational purposes; provided that all such non-public information (to the extent that such information has not been previously provided or made available to the Company) is provided or made available to the Company, as the case may be, substantially concurrently with the time it is provided or made available to such Third Party and (iii) following receipt of a Parent Superior Proposal after the date of this Agreement, (A) make a Parent Adverse Recommendation Change and/or (B) terminate this Agreement in accordance with Section 10.01(c)(iii) to enter into a definitive agreement providing for such Parent Superior Proposal, but in the case of this clause (iii) only if the Board of Directors of Parent determines in good faith, after consultation with Parent’s outside legal counsel and financial advisor, that the failure to take such action would be reasonably likely to be inconsistent with its fiduciary duties under Applicable Law. Nothing contained herein shall prevent the Board of Directors of Parent from (x) complying with Rule 14e-2(a) under the 1934 Act with regard to a Parent Acquisition Proposal, so long as any action taken or statement made to so comply is consistent with this Section 7.02, or (y) making any required disclosure to the stockholders of Parent if the Board of Directors of Parent determines in good faith, after consultation with its outside legal counsel, that the failure to take such action would be reasonably likely to be inconsistent with Applicable Law; provided that any Parent Adverse Recommendation Change involving or relating to a Parent Acquisition Proposal may only be made in accordance with the provisions of this Section 7.02(b), Section 7.02(c) and Section 7.02(e). A “stop, look and listen” disclosure or similar communication of the type contemplated by Rule 14d-9(f) under the 1934 Act shall not be a Parent Adverse Recommendation Change.

(c)   In addition to the requirements set forth in Section 7.02(b), the Board of Directors of Parent shall not take any of the actions referred to in clauses (i) through (iii) of Section 7.02(b) unless Parent shall have first delivered to the Company written notice advising the Company that Parent intends to take such action. Parent shall notify the Company as promptly as practicable (but in no event later than forty eight (48) hours) after receipt by Parent (or any of its Representatives) of any Parent Acquisition Proposal or any request for information relating to Parent or any of its Subsidiaries or for access to the business, properties, assets, books or records of Parent or any of its Subsidiaries by any Third Party that, to the knowledge of Parent, is reasonably likely to make or has made any Parent Acquisition Proposal, which notice shall be provided in writing and shall identify the Third Party making, and the material terms and conditions of, any such Parent Acquisition Proposal or request. Parent shall thereafter (x) keep the Company reasonably informed, on a reasonably current basis, of any material changes in the status and details of any such Parent Acquisition Proposal or request and (y) as promptly as practicable (but in no event later than twenty four (24) hours after receipt) provide to the Company copies of all material correspondence and written materials sent or provided to Parent or any of its Subsidiaries that describes any terms or conditions of any Parent Acquisition Proposal (as well as written summaries of any material oral communications relating to the terms and conditions of any Parent Acquisition Proposal).

(d)   Notwithstanding anything in this Agreement to the contrary, at any time prior to the Parent Approval Time (and in no event after the Parent Approval Time), the Board of Directors of Parent may effect a Parent Adverse Recommendation Change involving or relating to a Parent Intervening Event if the Board of Directors of Parent determines in good faith, after consultation with its outside legal counsel, that the failure to take such action would be reasonably likely to be inconsistent with its fiduciary duties under Applicable Law; provided that (i) Parent shall first notify the Company in writing of its intention to take such action, which notice shall include a reasonably detailed description of such Company Intervening Event, (ii) if requested by the Company, Parent and its Representatives shall discuss and negotiate in good faith with the Company and its Representatives (to the extent that the Company desires to so negotiate) during the four (4) Business Day period following such notice regarding any proposal by the Company to amend the terms of this Agreement in response to such Parent Intervening Event, and (iii) the Board of Directors of Parent shall not effect any Parent Adverse Recommendation Change involving or relating to a Parent Intervening Event unless, after the four (4) Business Day period described in the foregoing clause (ii), the Board of Directors of Parent determines in good faith, after consultation with its outside legal counsel and taking into account any proposal by the Company to amend the terms of this Agreement during such four (4) Business Day period, that the failure to take such action would continue to be reasonably likely to be inconsistent with its fiduciary duties under Applicable Law.

(e)   Without limiting or affecting Section 7.02(a), Section 7.02(b) or Section 7.02(c), the Board of Directors of Parent shall not make a Parent Adverse Recommendation Change involving or relating to a Parent Superior Proposal or terminate this Agreement to enter into a definitive agreement with respect to a Parent Superior Proposal unless (i) Parent first notifies the Company, in writing at least four (4) Business Days before taking such action, that Parent intends to take such action, which notice attaches the most current version of each proposed Contract or other agreement providing for such Parent Superior Proposal and the identity of the Third Party(ies) making the Parent Superior Proposal, (ii) if requested by the Company, during such four (4) Business Day period, Parent and its Representatives have discussed and negotiated in good faith with the Company (to the extent that the Company desires to so negotiate) regarding any proposal by the Company to amend the terms of this Agreement in response to such Parent Superior Proposal and (iii) after such four (4) Business Day period, the Board of Directors of Parent determines in good faith, after consultation with its financial advisor and outside legal counsel and taking into account any proposal by the Company to amend the terms of this Agreement, that such Parent Acquisition Proposal continues to constitute a Parent Superior Proposal and that the failure to take such action would continue to be reasonably likely to be inconsistent with its fiduciary duties under Applicable Law (it being understood and agreed that in the event of any amendment to the financial terms or other material terms of any such Parent Superior Proposal, a new written notification from Parent consistent with that described in clause (i) of this Section 7.02(e) shall be required, and a new notice period under clause (i) of this Section 7.02(e) shall commence, during which notice period Parent shall be required to comply with the requirements of this Section 7.02(e) anew, except that such new notice period shall be for two (2) Business Days (as opposed to four (4) Business Days)). After delivery of such written notice pursuant to the immediately preceding sentence, Parent shall keep the Company reasonably informed on a reasonably current basis of all material developments affecting the material terms of any such Parent Superior Proposal (and Parent shall provide the Company with copies of any additional written materials received that provide for or that are material to such Parent Superior Proposal).

(f)   “Parent Superior Proposal” means any bona fide, written Parent Acquisition Proposal (other than a Parent Acquisition Proposal which has resulted from a violation of this Section 7.02) (with all references to “twenty percent (20%)” in the definition of Parent Acquisition Proposal being deemed to be references to “fifty percent (50%)”) on terms that the Board of Directors of Parent determines in good faith, after consultation with its financial advisor and outside legal counsel, and taking into account all the terms and conditions of the Parent Acquisition Proposal that the Board of Directors of Parent considers to be appropriate (including the identity of the Person making the Parent Acquisition Proposal and the expected timing and likelihood of consummation, any governmental or other approval requirements (including divestitures and entry into other commitments and limitations), break-up fees, expense reimbursement provisions, conditions to consummation and the availability of necessary financing (including, if a cash transaction (in whole or in part), the availability of such funds and the nature, terms and conditionality of any committed financing), would result in a transaction (i) that, if consummated, is more favorable to

Parent’s stockholders from a financial point of view than the Merger (taking into account any proposal by the Company to amend the terms of this Agreement), and (ii) that is reasonably capable of being completed on the terms proposed, taking into account the identity of the Person making the Parent Acquisition Proposal, any approval requirements and all other financial, regulatory, legal and other aspects of such Parent Acquisition Proposal.

(g)   “Parent Intervening Event” means any material event, fact, change, effect, development or occurrence that (i) was not known, or the material consequences of which were not known, in each case to the Board of Directors of Parent as of or prior to the date of this Agreement and (ii) does not relate to or involve any Parent Acquisition Proposal.

(h)   Parent shall, and shall cause its Subsidiaries to and its and its Subsidiaries’ directors and officers to, and shall use its reasonable best efforts to cause its and its Subsidiaries’ other Representatives to, cease immediately and cause to be terminated any and all existing activities, discussions or negotiations, if any, with any Third Party conducted prior to the date of this Agreement with respect to any Parent Acquisition Proposal or with respect to any indication, proposal or inquiry that could reasonably be expected to lead to a Parent Acquisition Proposal and shall use its reasonable best efforts to cause any such party (and any of its Representatives) in possession of confidential information about Parent or any of its Subsidiaries that was furnished by or on behalf of Parent to return or destroy all such information.

Section 7.03   Obligations of Merger Sub. Until the Merger Effective Time, Parent shall at all times be the direct or indirect owner of all of the outstanding shares of capital stock of Merger Sub. Parent shall take all action necessary to cause each of Merger Sub to perform its obligations under this Agreement and to consummate the Merger on the terms and subject to the conditions set forth in this Agreement. Promptly following the execution of this Agreement, Parent, in its capacity as the sole stockholder of Merger Sub, shall execute and deliver a written consent of Merger Sub adopting this Agreement in accordance with the DGCL.

Section 7.04   Director and Officer Liability.

(a)   For a period of not less than six years from the Merger Effective Time, Parent shall cause the Surviving Corporation or any applicable Subsidiary thereof (collectively, the “D&O Indemnifying Parties”), to the fullest extent each such D&O Indemnifying Party is so authorized or permitted by Applicable Law, as now or hereafter in effect, to: (i) indemnify and hold harmless each person who is at the date hereof, was previously, or during the period from the date hereof through the date of the Merger Effective Time will be, serving as a director or officer of the Company or any of its Subsidiaries or, at the request or for the benefit of the Company or any of its Subsidiaries, as a director, trustee or officer of any other entity or any benefit plan maintained by the Company or any of its Subsidiaries (collectively, the “D&O Indemnified Parties”), as now or hereafter in effect, in connection with any D&O Claim and any losses, claims, damages, liabilities, Claim Expenses, judgments, fines, penalties and amounts paid in settlement (including all interest, assessments and other charges paid or payable in connection with or in respect of any thereof) relating to or resulting from such D&O Claim; and (ii) promptly advance to such D&O Indemnified Party any Claim Expenses incurred in defending, serving as a witness with respect to or otherwise participating with respect to any D&O Claim in advance of the final disposition of such D&O Claim, including payment on behalf of or advancement to the D&O Indemnified Party of any Claim Expenses incurred by such D&O Indemnified Party in connection with enforcing any rights with respect to such indemnification and/or advancement, in each case without the requirement of any bond or other security, but subject to the D&O Indemnifying Party’s receipt of a written undertaking by or on behalf of such D&O Indemnified Party to repay such Claim Expenses if it is ultimately determined under Applicable Law that such D&O Indemnified Party is not entitled to be indemnified. All rights to indemnification and advancement conferred hereunder shall continue as to a Person who has ceased to be a director or officer of the Company or any of its Subsidiaries after the date hereof and shall inure to the benefit of such Person’s heirs, successors, executors and personal and legal representatives. As used in this Section 7.04: (x) the term “D&O Claim” means any threatened, asserted, pending or completed claim, action, suit, proceeding, inquiry or investigation, whether instituted by any party hereto, any Governmental Authority or any other Person, whether civil, criminal, administrative, investigative or other, including any arbitration or other alternative dispute resolution mechanism, arising out of or pertaining to matters that relate to such D&O Indemnified Party’s duties or service (A) as a director or officer of the Company or the applicable Subsidiary thereof at or prior to the Merger Effective Time (including with respect to any acts, facts, events or omissions occurring in connection with the approval of this Agreement, the Merger or the consummation of the other transactions contemplated by this Agreement, including the consideration and approval thereof and the process undertaken in connection therewith and any D&O Claim relating thereto) or (B) as a director, trustee or officer of any other entity or any benefit plan maintained by the Company or any of its Subsidiaries (for which such D&O Indemnified Party is or was serving at the request or for the benefit of the Company or any of its Subsidiaries) at or prior to the Merger Effective Time; and (y) the term “Claim Expenses” means reasonable out-of-pocket attorneys’ fees and all other reasonable out-of-pocket costs, expenses and obligations (including experts’ fees, travel expenses, court costs, retainers, transcript fees, legal research, duplicating, printing and binding costs, as well as telecommunications, postage and courier charges) paid or incurred in connection with investigating, defending, being a witness in or participating in (including on appeal), or preparing to investigate, defend, be a witness in or participate in (including on appeal) any D&O Claim for which indemnification is authorized pursuant to this Section 7.04(a), including any action relating to a claim for indemnification or advancement brought by a D&O Indemnified Party.

(b)   For a period of not less than six (6) years from the Merger Effective Time, Parent shall cause the organizational documents of the Surviving Corporation to contain provisions no less favorable with respect to indemnification, advancement of expenses and limitations on liability of directors and officers than are set forth in the Company Organizational Documents, which provisions shall not be amended, repealed or otherwise modified for a period of at least six (6) years from the Merger Effective Time in any manner that would affect adversely the rights thereunder of any D&O Indemnified Party, unless any modification or amendment is required by Applicable Law (but then only to the minimum extent required by Applicable Law). At the Company’s option and expense, prior to the Merger Effective Time, the Company may purchase (and pay in full the aggregate premium for) a six (6)-year prepaid “tail” insurance policy (which policy by its express terms shall survive the Merger) of at least the same coverage and amounts and containing terms and conditions that are no less favorable to the covered individuals as the Company’s and its Subsidiaries’ existing directors’ and officers’ insurance policy or policies with a claims period of six (6) years from the Merger Effective Time for D&O Claims arising from facts, acts, events or omissions that occurred on or prior to the Merger Effective Time; provided that the premium for such tail policy shall not exceed three hundred percent (300%) of the aggregate annual amounts currently paid by the Company and its Subsidiaries for such insurance (such amount being the “Maximum Premium”). If the Company fails to obtain such tail policy prior to the Merger Effective Time, Parent or the Surviving Corporation shall obtain such a tail policy; provided, however, that the premium for such tail policy shall not exceed the Maximum Premium; provided, further, that if such tail policy cannot be obtained or can be obtained only by paying aggregate annual premiums in excess of the Maximum Premium, Parent, the Company or the Surviving Corporation shall only be required to obtain as much coverage as can be obtained by paying an annual premium equal to the Maximum Premium. Parent and the Surviving Corporation shall cause any such policy (whether obtained by Parent, the Company or the Surviving Corporation) to be maintained in full force and effect, for its full term, and Parent shall cause the Surviving Corporation to honor all its obligations thereunder.

(c)   If any of Parent or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges with or into any other Person and shall not be the continuing or surviving company, partnership or other Person of such consolidation or merger or (ii) liquidates, dissolves or winds-up, or transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation, as applicable, assume the obligations set forth in this Section 7.04.

Section 7.05   Employee Matters.

(a)   From the Closing Date through the one (1) year anniversary thereof (the “Compensation Continuation Period”), the Surviving Corporation shall provide, and Parent shall cause the Surviving Corporation to provide, to each individual who is employed by the Company and its Subsidiaries immediately prior to the Merger Effective Time, while such individual continues to be employed by the Surviving Corporation, Parent or any of Parent’s Subsidiaries (including Subsidiaries of the Surviving Corporation) during the Compensation Continuation Period (collectively, the “Affected Employees”) (i) a base salary or wage rate that is not less than the base salary or wage rate provided to such Affected Employee immediately prior to the Merger Effective Time, (ii) cash incentive compensation (including bonus opportunity and other cash incentive compensation opportunities) and equity incentive compensation no less favorable in the aggregate than the cash incentive compensation (including bonus opportunity and other cash incentive compensation opportunities) and equity incentive compensation provided to such Affected Employee immediately prior to the Merger Effective Time, and (iii) severance benefits in amounts and on terms and conditions that are no less favorable than those provided to the Affected Employees immediately prior to the Merger Effective Time, as set forth in the Company’s Severance Pay Plans disclosed to Parent before the date hereof. From the Closing Date through December 31, 2019, Affected Employees shall be provided with employee benefits substantially similar in the aggregate than the employee benefits provided to such Affected Employee under the Company Employee Plans immediately prior to the Merger Effective Time; provided that, for purposes of determining that such employee benefits are no less favorable in the aggregate, defined benefit pension plan benefits, retention or change in control payments or awards provided by the Company or any of its Subsidiaries prior to the Merger Effective Time shall not be taken into account.

(b)   With respect to any employee benefit plan in which any Affected Employee first becomes eligible to participate on or after the Merger Effective Time (the “New Company Plans”), Parent shall use commercially reasonable efforts to: (i) waive all pre-existing conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to such Affected Employee under any New Company Plan that is a health plan in which such Affected Employee may be eligible to participate after the Merger Effective Time, and (ii) if applicable, cause to be credited, in any New Company Plan that is a health plan in which Affected Employees participate, any deductibles or out-of-pocket expenses incurred by such Affected Employee and such Affected Employee’s eligible beneficiaries and dependents during the portion of the calendar year in which the Merger Effective Time occurs prior to such Affected Employee’s commencement of participation in such New Company Plan providing health benefits with the objective that there be no double counting during the year in which the Merger Effective Time occurs of such deductibles or out-of-pocket expenses. Parent shall recognize service of Affected Employees (to the extent credited by the Company or its Subsidiaries) accrued prior to the Merger Effective Time for all purposes under (but not for the purposes of benefit accrual under any defined benefit pension plan) any New Company Plan in which such Affected Employees may be eligible to participate after the Merger Effective Time, provided, however, that in no event shall any credit be given to the extent it would result in the duplication of benefits for the same period of service.

(c)   Parent agrees that, with respect to the annual cash incentive plans set forth on Section 7.05(c) of the Company Disclosure Schedule (the “Annual Incentive Plans”), it shall, or shall cause the Surviving Corporation, to provide each participant in an Annual Incentive Plan (each an “Incentive Plan Participant”) who remains employed with the Surviving Corporation through the end of the year during which the Closing occurs, with an annual cash incentive award for the year during which the Closing occurs, the amount of which shall be determined as the product of (i) the sum of the following: (a) a pro-rated portion of the bonus with respect to the portion of the year of the Closing that occurs prior to the Closing, which bonus shall be determined based upon actual corporate performance through the Closing Date, as determined by the Company prior to the Merger Effective Time plus (b) a pro-rated portion of the bonus with respect to the portion of the year of the Closing that occurs after the Closing, which bonus shall be no less than the bonus payable at the applicable Incentive Plan Participant’s target incentive level under such Annual incentive Plan, multiplied by (ii) the Incentive Plan Participant’s individual performance multiplier determined in accordance with the terms of the Annual Incentive Plan; provided that, contingent upon the execution and non-revocation of a customary release of claims in a form that is reasonably satisfactory to Parent and does not contain any restrictive covenants, each Incentive Plan Participant who experiences a termination of employment on or after the Closing due to death or disability (as defined in the Company’s long-term disability plan), or with respect to which such Incentive Plan Participant is eligible to receive severance benefits under any Company Employee Plan or applicable Law, shall be entitled to the prorated payment of the amount that would otherwise have been payable under this Section 7.05(c)(i) (i.e., without applying the individual performance multiplier referred to in clause (ii)); and provided, further, that in no event shall payment of any amounts under the Annual Incentive Plans (or any pro-rated portion thereof) pursuant to this Section 7.05(c) result in the duplication of payments to any Incentive Plan Participant under any other incentive, severance or other similar arrangement.

(d)   Nothing contained in this Section 7.05 or elsewhere in this Agreement, express or implied (i) shall cause either Parent or any of its Affiliates to be obligated to continue to employ any Person, including any Affected Employees, for any period of time following the Merger Effective Time, (ii) shall prevent Parent or its Affiliates from revising, amending or terminating any Company Employee Plan or any other employee benefit plan, program or policy in effect from time to time, (iii) shall be construed as an amendment of any Company Employee Plan or Parent Employee Plan, or (iv) shall create any third-party beneficiary rights in any director, officer, employee or individual Person, including any present or former employee, officer, director or individual independent contractor of the Company or any of its Subsidiaries (including any beneficiary or dependent of such individual).

Section 7.06   Financing.

(a)   Each of Parent and Merger Sub shall, and shall cause their respective Subsidiaries to, use reasonable best efforts to take, or shall use reasonable best efforts to cause to be taken, all actions and to do, or cause to be done, all things necessary to obtain the Debt Financing including (i) using reasonable best efforts to (A) maintain in effect the Debt Commitment Letter and in all material respects comply with all of their respective obligations thereunder and (B) negotiate, enter into and deliver the definitive agreements with respect thereto on the terms and conditions not less favorable in the aggregate, to Parent than those contained in the Debt Commitment Letter (including, as necessary, the “market flex” provisions contained in any related fee letter) by the Closing Date, and (ii) using reasonable best efforts to satisfy (or if determined advisable by Parent, obtain the waiver of) on a timely basis all conditions to obtaining the Debt Financing within Parent’s (or its Subsidiary’s) control and to comply with all of its obligations pursuant to the Debt Commitment Letters or other definitive agreements related thereto to the extent the failure to comply with such obligations would adversely impact the timing of the Closing or the availability at the Closing of sufficient aggregate proceeds of the Debt Financing to consummate the transactions contemplated by this Agreement. In the event that all conditions to funding the commitments contained in the Debt Commitment Letters have been satisfied, each of Parent and Merger Sub shall, and shall cause their respective Subsidiaries to, use reasonable best efforts to cause the Financing Sources to fund the Debt Financing required to consummate the transactions contemplated by this Agreement and to pay related fees and expenses on the Closing Date. Parent shall use its reasonable best efforts to enforce all of its rights under the Debt Commitment Letters. Parent and/or Merger Sub shall pay, or cause to be paid, as the same shall become due and payable, all fees and other amounts under the Debt Commitment Letters.

(b)   In the event that any portion of the Debt Financing becomes unavailable and such portion is necessary to consummate the transactions contemplated by this Agreement (except in accordance with the express terms set forth in the Debt Commitment Letters, including as a result of the entry into definitive agreements for a “Qualifying Term Loan Facility” under the applicable Debt Commitment Letters with commitments subject to substantially the same conditions as those set forth in the applicable Debt Commitment Letters or unless concurrently replaced on a dollar-for-dollar basis by commitments subject to substantially the same conditions as those set forth in the applicable Debt Commitment Letters from other Financing Sources or from proceeds of other sources of financing or cash), Parent and Merger Sub shall (i) use their reasonable best efforts to obtain, as promptly as practicable following the occurrence of such event, alternative debt financing for any such portion from alternative debt sources on terms and conditions, taken as a whole, no less favorable to Parent and Merger Sub than the terms and conditions set forth in the Debt Commitment Letter (taking into account any “market flex” provisions thereof) and in an amount that will still enable Parent and Merger Sub to consummate the transactions contemplated by this Agreement (“Alternative Financing”), and (ii) promptly notify the Company of such unavailability and the reason therefor. If obtained, Parent shall deliver to the Company true and complete copies of all commitment letters and other definitive agreements (including redacted copies of fee letters, removing only fee amounts, the rates and amounts included in the “market flex” provisions and certain other economic terms (none of which could adversely affect the amounts, availability, timing or conditionality of the Debt Financing)) pursuant to which any such alternative source shall have committed to provide Parent or the Surviving Corporation with Alternative Financing.

(c)   Parent and Merger Sub shall not, without the Company’s prior written consent (not to be unreasonably withheld, conditioned or delayed), permit any amendment, modification to, or any waiver of any provision or remedy under, any Debt Commitment Letter or any definitive agreement related thereto unless the terms of such Debt Commitment Letter or definitive agreement related thereto, in each case as so amended, modified or waived, are substantially similar to those in such Debt Commitment Letter or definitive agreement related thereto, prior to giving effect to such amendment, modification or waiver (other than economic terms, which shall be as good as or better for Parent and Merger Sub than those in such Debt Commitment Letter or definitive agreement relating thereto prior to giving effect to such amendment, modification or waiver); provided that in the case of amendments or modifications or waivers of any Debt Commitment Letter or any definitive agreement relating thereto, such amendment, modification or waiver would not reasonably be expected to (i) (A) add additional conditions precedent that would adversely affect the ability or likelihood of Parent or Merger Sub timely consummating the transactions contemplated by this Agreement or otherwise adversely affect the ability or likelihood of Parent or Merger Sub timely consummating the transactions contemplated by this Agreement or (B) make the timely funding of the Debt Financing or the satisfaction of the conditions to obtaining the Debt Financing materially less likely to occur, (ii) reduce the aggregate amount of the Debt Financing or (iii) materially and adversely affect the ability of Parent to enforce its rights against other parties to the Debt Commitment Letters or the definitive agreements relating thereto, it being understood and agreed that in any event, Parent may amend any of the Debt Commitment Letters or any definitive agreement relating thereto to add lenders, arrangers, bookrunners, agents, managers or similar entities that have not executed such Debt Commitment Letters as of such time and consent to the assignment of lending commitments under the Debt Commitment Letters to other lenders.

(d)   Parent shall provide the Company with prompt written notice of the receipt of any notice or other communication from any Financing Source with respect to such Financing Source’s failure or anticipated failure to fund its commitments under any Debt Commitment Letter or definitive agreement in connection therewith in a manner that would reasonably be expected to render it unable to consummate the transactions contemplated by this Agreement. Parent shall keep the Company reasonably informed on a reasonably current basis of the status of Parent’s and its Subsidiaries’ efforts to consummate the Debt Financing, including providing copies of any amendment, modification or replacement of the Debt Commitment Letter (provided that any fee letter may be redacted to remove fee amounts, the rates and amounts included in the “market flex” provisions and certain other economic terms (none of which could adversely affect the amounts, availability, timing or conditionality of the Debt Financing)). Parent shall give the Company prompt notice of any (i) material breach or material default by any party to the Debt Commitment Letters or the definitive agreements related thereto of which Parent obtains knowledge, (ii) actual or, to the knowledge of Parent, threatened in writing withdrawal, repudiation, or termination of any of the Debt Commitment Letters or such definitive agreements, or (iii) material dispute or disagreement between or among any parties to any of the Debt Commitment Letters or such definitive agreements with respect to the obligations to fund the Debt Financing or the amount of the Debt Financing to be funded at Closing.

(e)   Notwithstanding anything contained in this Agreement to the contrary, Parent expressly acknowledges and agrees that Parent’s and Merger Sub’s obligations hereunder are not conditioned in any manner upon Parent or Merger Sub obtaining any financing.

Section 7.07   New CVR Agreement. At or immediately prior to the Merger Effective Time, Parent will execute and deliver, and Parent will cause the New CVR Trustee to execute and deliver, the New CVR Agreement, subject to any changes to the New CVR Agreement that are requested by the New CVR Trustee and approved prior to the Merger Effective Time by Parent and the Company (which approval, in the case of the Company, shall not be unreasonably withheld, conditioned or delayed).

ARTICLE VIII

COVENANTS OF PARENT AND THE COMPANY

The parties hereto agree that:

Section 8.01   Access to Information; Confidentiality.

(a)   All information furnished pursuant to this Agreement shall be subject to the letter agreement, dated as of November 23, 2018 (as amended, supplemented or otherwise modified from time to time in accordance with its terms, the “Confidentiality Agreement”), between Parent and the Company. Upon reasonable notice, during normal business hours during the period from the date of this Agreement to the earlier of the Merger Effective Time or the termination of this Agreement, solely for purposes of furthering the Merger and the other transactions contemplated hereby or integration planning relating thereto, (i) the Company shall, and shall cause its Subsidiaries to, afford to Parent and its Representatives, reasonable access, to all of its properties, books, contracts and records, and (ii) the Company shall, and shall cause its Subsidiaries to, make available to Parent all other information not made available pursuant to clause (i) of this Section 8.01(a) concerning its businesses, properties and personnel as the other may reasonably request (in the case of each of clause (i) and (ii), in a manner so as to not unreasonably interfere with the normal business operations of the Company or any of its Subsidiaries). During such period described in the immediately preceding sentence, upon reasonable notice and subject to Applicable Law and during normal business hours, the Company shall instruct its pertinent Representatives to reasonably cooperate with Parent in its review of any such information provided or made available pursuant to the immediately preceding sentence. No information or knowledge obtained in any review or investigation pursuant to this Section 8.01 shall affect or be deemed to modify any representation or warranty made by the Company or Parent pursuant to this Agreement.

(b)   Notwithstanding anything to the contrary in this Section 8.01, Section 8.02 or Section 8.03, none of the Company, Parent or any of their respective Subsidiaries shall be required to provide access to, disclose information to or assist or cooperate with the other party, in each case if such access, disclosure, assistance or cooperation (i) would, as reasonably determined based on the advice of outside counsel, jeopardize any attorney-client privilege with respect to such information, or (ii) would contravene any Applicable Law or Contract to which the applicable party is a subject or bound; provided that the Company and Parent shall, and each shall cause its Subsidiaries to, use reasonable best efforts to make appropriate substitute disclosure arrangements under circumstances in which such restrictions apply (including redacting such information (A) to remove references concerning valuation, (B) as necessary to comply with any Contract in effect on the date hereof or after the date hereof and (C) as necessary to address reasonable attorney-client, work-product or other privilege or confidentiality concerns) and to provide such information as to the applicable matter as can be conveyed. Each of the Company and Parent may, as each deems advisable and necessary, reasonably designate any competitively sensitive material provided to the other under this Section 8.01 or Section 8.02 as “Outside Counsel Only Material”. Such materials and the information contained therein shall be given only to the outside counsel of the recipient and, subject to any additional confidentiality or joint defense agreement the parties may mutually propose and enter into, will not be disclosed by such outside counsel to employees, officers or directors of the recipient unless express permission is obtained in advance from the source of the materials (the Company or Parent, as the case may be) or its legal counsel.

Section 8.02   Reasonable Best Efforts.

(a)   Subject to the terms and conditions of this Agreement, including Section 8.02(b) and Section 8.02(c), each of the Company and Parent shall, and each shall cause its Subsidiaries to, use their respective reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under Applicable Law to consummate the Merger and other transactions contemplated hereby as promptly as practicable, including (i) (A) preparing and filing as promptly as practicable with any Governmental Authority or other Third Party all documentation to effect all Filings as are necessary, proper or advisable to consummate the Merger and the other transactions contemplated hereby, (B) using reasonable best efforts to obtain, as promptly as practicable, and thereafter maintain, all Consents required to be obtained from any Governmental Authority or other Third Party that are necessary, proper or advisable to consummate the Merger or other transactions contemplated hereby, and complying with the terms and conditions of each Consent (including by supplying as promptly as reasonably practicable any additional information and documentary material that may be requested pursuant to the HSR Act or other applicable Antitrust Laws), and (C) cooperating, to the extent reasonable, with the other parties hereto in their efforts to comply with their obligations under this Agreement, including in seeking to obtain as promptly as practicable any required Consents and (ii) using reasonable best efforts to contest (which includes by litigation) any (A) action, suit, investigation or proceeding brought by any Governmental Authority in a court of competent jurisdiction seeking to enjoin, restrain, prevent, prohibit or make illegal consummation of the Merger or any of the other transactions contemplated hereby or seeking damages or to impose any terms or conditions in connection with the Merger or any of the other transactions contemplated hereby or (B) Order that has been entered by a court of competent jurisdiction that enjoins, restrains, prevents, prohibits or makes illegal consummation of the Merger or any of the other transactions contemplated hereby or imposes any damages, terms or conditions in connection with the Merger or any of the other transactions contemplated hereby. The parties understand and agree that, subject to Section 8.02(b) and Section 8.02(g), Parent’s obligation to use its reasonable best efforts set forth in this Section 8.02(a) includes taking and agreeing to take all actions and doing or agreeing to do all things necessary, proper or advisable under Applicable Law (including divestitures, hold separate arrangements, the termination, assignment, novation or modification of Contracts (or portions thereof) or other business relationships, the acceptance of restrictions on business operations and the entry into other commitments and limitations) to satisfy the conditions set forth in Section 9.01(f) or Section 9.01(c) (if the injunction or other Order relates to any Antitrust Law) and to consummate the Merger and the other transactions contemplated hereby.

(b)   Notwithstanding Section 8.02(a) or anything else in this Agreement to the contrary, nothing in this Agreement will obligate or require Parent, Merger Sub or any of their respective Subsidiaries to take or cause to be taken any action (or refrain or cause to refrain from taking any action) or agree or cause to agree to any term, condition or limitation (including, in each case, any of the actions or items referred to in the last sentence of Section 8.02(a)) as a condition to, or in connection with, (i) the expiration or termination of any applicable waiting period relating to the Merger under the HSR Act, (ii) any Foreign Antitrust Law or (iii) obtaining any other Consent from a Governmental Authority or otherwise, in each case if such action (or refraining from such action), term, condition or limitation would have or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the financial condition, business or results of operations of the Company, Parent and their respective Subsidiaries, taken as a whole, after giving effect to the Merger.

(c)   Without limiting in any respect Parent’s obligations under this Section 8.02, Parent shall have the right to (i) direct, devise and implement the strategy for obtaining any necessary approval of, for responding to any request from, inquiry or investigation by (including directing the timing, nature and substance of all such responses), and shall have the right to lead all meetings and communications (including any negotiations) with, any Governmental Authority that has authority to enforce any Antitrust Law and (ii) without limiting the generality of clause (i) of this Section 8.02(c) or the obligations of the Company under this Section 8.02, control the defense and settlement of any litigation, action, suit, investigation or proceeding brought by or before any Governmental Authority that has authority to enforce any Antitrust Law. Parent shall consult with the Company in a reasonable manner and consider in good faith the views and comments of the Company in connection with the foregoing.

(d)   In furtherance and not in limitation of the foregoing, each of the Company and Parent shall, and each shall cause its Subsidiaries to, as promptly as practicable following the date of this Agreement, make all Filings with all Governmental Authorities that are necessary, proper or advisable under this Agreement or Applicable Law to consummate and make effective the Merger and the other transactions contemplated hereby, including: (i) not later than ten (10) Business Days following the date of this Agreement (unless the parties otherwise agree to another time period), the Company and Parent each making an appropriate Filing of a notification and report form pursuant to the HSR Act with the Federal Trade Commission and the Antitrust Division of the United States Department of Justice with respect to the Merger and the other transactions contemplated hereby and requesting early termination of the waiting period under the HSR Act; (ii) as promptly as practicable following the date hereof the Company and Parent each making any other Filing that is necessary, proper or advisable under any Foreign Antitrust Law; and (iii) as promptly as practicable following the date hereof the Company and Parent each making any other Filing that is necessary, proper or advisable under any other Applicable Laws or by any Governmental Authority with jurisdiction over enforcement of any of the foregoing.

(e)   To the extent permitted by Applicable Law, the Company and Parent shall, as promptly as practicable, (i) upon request from a Governmental Authority, furnish to such Governmental Authority, any information or documentation concerning themselves, their Affiliates, directors, officers and stockholders information or documentation concerning the Merger and the other transactions contemplated hereby and such other matters as may be requested and (ii) make available their respective Representatives to, upon reasonable request, any Governmental Authority, in the case of each of clause (i) and (ii), in connection with (A) the preparation of any Filing made by or on their behalf to any Governmental Authority in connection with the Merger or any of the other transactions contemplated hereby or (B) any Governmental Authority investigation, review or approval process.

(f)   Subject to Section 8.02(c), Applicable Laws relating to the sharing of information and the terms and conditions of the Confidentiality Agreement and all other agreements entered into by the parties to this Agreement, and subject to the proviso at the end of this Section 8.02(f), each of the Company and Parent shall, and each shall cause its Subsidiaries to: (i) (A) as far in advance as practicable, notify the other party of, and provide the other party with an opportunity to consult with respect to, any Filing or non-ministerial communication or inquiry it or any of its Affiliates intends to make with any Governmental Authority relating to the matters that are the subject of this Agreement, (B) prior to submitting any such Filing or making any such communication or inquiry, the submitting or making party shall provide the other party and its counsel a reasonable opportunity to review, and shall consider in good faith the comments of the other party and such other party’s Representatives in connection with any such Filing, communication or inquiry, and (C) promptly following the submission of such Filing or making of such communication or inquiry, provide the other party with a copy of any such Filing or, if in written form, communication or inquiry, or, if in oral form, a summary of any such communication or inquiry; provided, however, that this Section 8.02(f)(i) shall not apply to any initial filings made pursuant to the HSR Act; (ii) as promptly as practicable following receipt, furnish the other party with a copy of any Filing or, if in written form, non-ministerial communication or inquiry, or, if in oral form, a summary of any non-ministerial communication or inquiry, that it or any of its Affiliates receives from any Governmental Authority relating to matters that are the subject of this Agreement; and (iii) coordinate and reasonably cooperate with the other party in exchanging such information and providing such other assistance as the other party may reasonably request in connection with this Section 8.02 (including in seeking early termination of any applicable waiting periods under the HSR Act). Subject to Section 8.02(c), none of the Company, Parent or their respective Representatives shall agree to participate in any meeting or non-ministerial conference (including by telephone) with any Governmental Authority, or any member of the staff of any Governmental Authority, in respect of any Filing, proceeding, investigation (including the settlement of any investigation), litigation or other inquiry regarding the Merger or any of the other transactions contemplated hereby unless it consults with the other party in advance and, to the extent permitted by such Governmental Authority, allows the other party to participate; provided, however, materials provided to the other party pursuant to this Section 8.02 may be redacted to remove references concerning the valuation of Parent, the Company or any of their Subsidiaries.

(g)   Notwithstanding anything in this Agreement to the contrary, in no event shall (i) Parent or any of its Affiliates or the Company or any of its Affiliates be required to agree to take or enter into any action which is not conditioned upon, and shall become effective from and after, the Closing, or (ii) the Company or any of its Affiliates agree to any obligation, restriction, requirement, limitation, qualification, condition, remedy or other action in connection with obtaining the Consents under Antitrust Laws required to be obtained by the parties or their respective Subsidiaries in connection with the Merger without the prior written consent of Parent (including in connection with obtaining any of the governmental approvals described in Section 8.02(b)) (which consent shall not be withheld, delayed or conditioned if doing so would be inconsistent with Parent’s obligations under this Section 8.02), but, if requested by Parent in writing, the Company shall, and shall cause its Subsidiaries to, subject to clause (i) of this Section 8.02(g), take any such actions to obtain any of the governmental approvals described in Section 8.02(b).

Section 8.03   Certain Filings; SEC Matters.

(a)   As promptly as practicable following the date of this Agreement, (i) the Company and Parent shall jointly prepare and file with the SEC a proxy statement relating to the Company Stockholder Meeting and the Parent Stockholder Meeting (together with all amendments and supplements thereto, the “Joint Proxy Statement/Prospectus”) in preliminary form, and (ii) Parent shall prepare and file with the SEC a Registration Statement on Form S-4 which shall include the Joint Proxy Statement/Prospectus (together with all amendments and supplements thereto, the “Registration Statement”) relating to the registration of the shares of Parent Common Stock to be issued to the stockholders of the Company pursuant to the Parent

Share Issuance and the New CVRs to be issued to the stockholders of the Company in connection with the Merger. The Joint Proxy Statement/Prospectus and the Registration Statement shall comply as to form in all material respects with the applicable provisions of the 1933 Act, the 1934 Act and other Applicable Law.

(b)   Each of the Company and Parent shall use its reasonable best efforts to have the Joint Proxy Statement/Prospectus cleared by the SEC as promptly as practicable after its filing, and Parent shall use its reasonable best efforts to have the Registration Statement declared effective under the 1933 Act as promptly as practicable after its filing and keep the Registration Statement effective for so long as necessary to consummate the Merger and, if required by Applicable Law, to have the New CVR Agreement become qualified under the Trust Indenture Act. Each of the Company and Parent shall, as promptly as practicable after the receipt thereof, provide the other party with copies of any written comments and advise the other party of any oral comments with respect to the Joint Proxy Statement/Prospectus and the Registration Statement received by such party from the SEC or any other Governmental Authority, including any request from the SEC for amendments or supplements to the Joint Proxy Statement/Prospectus and the Registration Statement, and shall provide the other with copies of all material or substantive correspondence between it and its Representatives, on the one hand, and the SEC or any other Governmental Authority, on the other hand, related to the foregoing. Notwithstanding the foregoing, prior to filing the Registration Statement or mailing the Joint Proxy Statement/Prospectus or responding to any comments of the SEC with respect thereto, each of the Company and Parent shall reasonably cooperate and provide the other party and its counsel a reasonable opportunity to review such document or response (including the proposed final version of such document or response) and consider in good faith the comments of the other party or such other party’s Representatives in connection with any such document or response. None of the Company, Parent or any of their respective Representatives shall agree to participate in any material or substantive meeting or conference (including by telephone) with the SEC, or any member of the staff thereof, in respect of the Registration Statement or the Joint Proxy Statement/Prospectus unless it consults with the other party in advance and, to the extent permitted by the SEC, allows the other party to participate. Parent shall advise the Company, promptly after receipt of notice thereof, of the time of effectiveness of the Registration Statement, and the issuance of any stop order relating thereto or the suspension of the qualification of shares of Parent Common Stock for offering or sale in any jurisdiction, and each of the Company and Parent shall use its reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated.

(c)   Each of the Company and Parent shall use its reasonable best efforts to take any other action required to be taken by it under the 1933 Act, the 1934 Act, the DGCL and the rules of the NYSE and Nasdaq in connection with the filing and distribution of the Joint Proxy Statement/Prospectus and the Registration Statement, and the solicitation of proxies from the stockholders of each of the Company and Parent thereunder. Subject to Section 6.02, the Joint Proxy Statement/Prospectus shall include the Company Board Recommendation, and, subject to Section 7.02, the Joint Proxy Statement/Prospectus shall include the Parent Board Recommendation.

(d)   Parent shall use its reasonable best efforts to take, or cause to be taken, all actions, and to do or cause to be done all things, necessary, proper or advisable under Applicable Laws and the rules and policies of the NYSE and the SEC to enable the listing of the Parent Common Stock and the New CVRs being registered pursuant to the Registration Statement on the NYSE (or other national securities exchange) no later than the Merger Effective Time, subject to official notice of issuance. Parent shall also use its reasonable best efforts to obtain all necessary state securities law or “blue sky” permits and approvals required to carry out the transactions contemplated by this Agreement (provided that in no event shall Parent be required to qualify to do business in any jurisdiction in which it is not now so qualified or file a general consent to service of process).

(e)   Each of the Company and Parent shall, upon request, furnish to the other all information concerning itself, its Subsidiaries, directors, officers and (to the extent reasonably available to the applicable party) stockholders and such other matters as may be reasonably necessary or advisable in connection with any statement, Filing, notice or application made by or on behalf of the Company, Parent or any of their respective Subsidiaries, to the SEC or the NYSE in connection with the Merger and the other transactions contemplated by this Agreement, including the Registration Statement and the Joint Proxy Statement/Prospectus: provided, however, that neither party shall use any such information for any purposes other than those contemplated by this Agreement unless such party obtains the prior written consent of the other. In addition, each of the Company and Parent shall use its reasonable best efforts to provide information concerning it necessary to enable the Company and Parent to prepare required pro forma financial statements and related footnotes in connection with the preparation of the Registration Statement and/or the Joint Proxy Statement/Prospectus.

(f)   If at any time prior to the later of the Company Approval Time and the Parent Approval Time, any information relating to the Company or Parent, or any of their respective Affiliates, officers or directors, should be discovered by the Company or Parent that should be set forth in an amendment or supplement to either of the Registration Statement or the Joint Proxy Statement/Prospectus, so that either of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party that discovers such information shall promptly notify the other party hereto, and each party shall use reasonable best efforts to, and reasonably cooperate with the other to, promptly prepare and file with the SEC an appropriate amendment or supplement describing such information and, to the extent required under Applicable Law, disseminate such amendment or supplement to the stockholders of each of the Company and Parent.

Section 8.04   Stockholder Meetings.

(a)   Promptly following the effectiveness of the Registration Statement (and, in the case of clause (iii), within forty (40) days of the Company Record Date), the Company shall, in consultation with Parent, in accordance with Applicable Law and the Company Organizational Documents, (i) establish a record date (the “Company Record Date”) for, duly call and give notice of a meeting of the stockholders of the Company entitled to vote on the Merger (the “Company Stockholder Meeting”) at which meeting the Company shall seek the Company Stockholder Approval (and will use reasonable best efforts to conduct “broker searches” in a manner to enable the Company Record Date to be held promptly following the effectiveness of the Registration Statement), (ii) cause the Joint Proxy Statement/Prospectus (and all other proxy materials for the Company Stockholder Meeting) to be mailed to its stockholders and (iii) duly convene and hold the Company Stockholder Meeting. Subject to Section 6.02, the Company shall use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, necessary, proper or advisable on its part to cause the Company Stockholder Approval to be received at the Company Stockholder Meeting or any adjournment or postponement thereof, and shall comply with all legal requirements applicable to the Company Stockholder Meeting. The Company shall not, without the prior written consent of Parent, adjourn, postpone or otherwise delay the Company Stockholder Meeting; provided that the Company may, notwithstanding the foregoing, without the prior written consent of Parent, adjourn or postpone the Company Stockholder Meeting (A) if, after consultation with Parent, the Company believes in good faith that such adjournment or postponement is reasonably necessary to allow reasonable additional time to (1) solicit additional proxies necessary to obtain the Company Stockholder Approval, or (2) distribute any supplement or amendment to the Joint Proxy Statement/Prospectus that the Board of Directors of the Company has determined in good faith after consultation with outside legal counsel is necessary under Applicable Law and for such supplement or amendment to be reviewed by the Company’s stockholders prior to the Company Stockholder Meeting, (B) for an absence of a quorum or (C) if the Parent Stockholder Meeting has been adjourned or postponed by Parent in accordance with Section 8.04(b), to the extent necessary to enable the Company Stockholder Meeting and the Parent Stockholder Meeting to be held within a single period of twenty-four (24) consecutive hours as contemplated by Section 8.04(d). Notwithstanding the foregoing, the Company may not, without the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed), postpone the Company Stockholder Meeting more than a total of three (3) times pursuant to clause (A)(1) or (B) of the immediately preceding sentence, and no such postponement or adjournment pursuant to clause (A)(1) or (B) of the immediately preceding sentence shall be, without the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed), for a period exceeding ten (10) Business Days. Without the prior written consent of Parent, the matters contemplated by the Company Stockholder Approval shall be the only matters (other than matters of procedure and maters required by Applicable Law to be voted on by the Company’s stockholders in connection therewith) that the Company shall propose to be voted on by the stockholders of the Company at the Company Stockholder Meeting.

(b)   Promptly following the effectiveness of the Registration Statement (and, in the case of clause (iii), within forty (40) days of the Company Record Date, subject to an extension of up to fifteen (15) additional Business Days as contemplated by the last sentence of this Section 8.04(b)), Parent shall, in consultation with the Company, in accordance with Applicable Law and the Parent Organizational Documents, (i) establish a record date (which date shall be the same as the Company Record Date) for, duly call and give notice of a meeting of the stockholders of Parent entitled to vote on the Parent Share Issuance (the “Parent Stockholder Meeting”) at which meeting Parent shall seek the Parent Stockholder Approval (and will use reasonable best efforts to conduct “broker searches” in a manner to enable the such record date to be held on such date), (ii) cause the Joint Proxy Statement/Prospectus (and all other proxy materials for the Parent Stockholder Meeting) to be mailed to its stockholders and (iii) duly convene and hold the Parent Stockholder Meeting. Subject to Section 7.02, Parent shall use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, necessary, proper or advisable on its part to cause the Parent Stockholder Approval to be received at the Parent Stockholder Meeting or any adjournment or postponement thereof, and shall comply with all legal requirements applicable to the Parent Stockholder Meeting. Parent shall not, without the prior written consent of the Company, adjourn, postpone or otherwise delay the Parent Stockholder Meeting; provided that Parent may, notwithstanding the foregoing, without the prior written consent of the Company, adjourn or postpone the Parent Stockholder Meeting (A) if, after consultation with the Company, Parent believes in good faith that such adjournment or postponement is reasonably necessary to allow reasonable additional time to (1) solicit additional proxies necessary to obtain the Parent Stockholder Approval, or (2) distribute any supplement or amendment to the Joint Proxy Statement/Prospectus that the Board of Directors of Parent has determined in good faith after consultation with outside legal counsel is necessary under Applicable Law and for such supplement or amendment to be reviewed by Parent’s stockholders prior to the Parent Stockholder Meeting, (B) for an absence of a quorum or (C) if the Company Stockholder Meeting has been adjourned or postponed by the Company in accordance with Section 8.04(a), to the extent necessary to enable the Company Stockholder Meeting and the Parent Stockholder Meeting to be held within a single period of twenty-four (24) consecutive hours as contemplated by Section 8.04(d). Notwithstanding the foregoing, Parent may not, without the prior written consent of the Company (such consent not to be unreasonably withheld, conditioned or delayed), postpone the Parent Stockholder Meeting more than a total of three (3) times pursuant to clause (A)(1) or (B) of the immediately preceding sentence, and no such postponement or adjournment pursuant to clause (A)(1) or (B) of the immediately preceding sentence shall be, without the prior written consent of the Company (such consent not to be unreasonably withheld, conditioned or delayed), for a period exceeding ten (10) Business Days. Without the prior written consent of the Company, the matters contemplated by the Parent Stockholder Approval shall be the only matters (other than matters of procedure and matters required by Applicable Law to be voted on by Parent’s stockholders in connection therewith) that Parent shall propose to be voted on by the stockholders of Parent at the Parent Stockholder Meeting; provided, that, subject to Applicable Law, the Parent Organizational Documents and Section 8.04(d), the Parent Stockholder Meeting may, in the sole discretion of Parent also constitute its annual meeting of stockholders so long as (i) doing so would not delay the Parent Stockholder Meeting by more than fifteen (15) Business Days beyond the date on which Parent would otherwise be able to hold the Parent Stockholder Meeting and (ii) the annual meeting does not contain any matters to be voted on that are not matters customarily submitted to a vote of stockholders at an annual meeting involving only an uncontested election of directors and other routine matters (including duly submitted stockholder proposals pursuant to Rule 14a-8 under the Exchange Act that are not eligible to be excluded).

(c)   Notwithstanding (i) any Company Adverse Recommendation Change or Parent Adverse Recommendation Change, (ii) the public proposal or announcement or other submission to the Company or any of its Representatives of a Company Acquisition Proposal or the public proposal or announcement or other submission to Parent or any of its Representatives of a Parent Acquisition Proposal or (iii) anything in this Agreement to the contrary, unless this Agreement is terminated in accordance with its terms, the obligations of the Company and Parent under Section 8.03 and this Section 8.04 shall continue in full force and effect.

(d)   Notwithstanding anything to the contrary herein, it is the intention of the parties that, and each of the parties shall reasonably cooperate and use their commercially reasonable efforts to cause, the date and time of the Company Stockholder Meeting and the Parent Stockholder Meeting be coordinated such that they occur within a single period of twenty-four (24) consecutive hours (and in any event as close in time as possible).

Section 8.05   Public Announcements. The initial press release concerning this Agreement and the transactions contemplated hereby shall be a joint press release to be in the form agreed upon by the Company and Parent prior to the execution of this Agreement. Following such initial press release, Parent and the Company shall consult with each other before issuing any additional press release, making any other public statement or scheduling any press conference, conference call or meeting with investors or analysts with respect to this Agreement or the transactions contemplated hereby and, except as may be required by Applicable Law or any listing agreement with or rule of any national securities exchange or association, shall not issue any such press release, make any such other public statement or schedule any such press conference, conference call or meeting before such consultation (and, to the extent applicable, shall provide copies of any such press release, statement or agreement (or any scripts for any conference calls) to the other party and shall consider in good faith the comments of the other party); provided that the restrictions set forth in this Section 8.05 shall not apply to any release or public statement (a) made or proposed to be made by the Company in compliance with Section 6.02 with respect to the matters contemplated by Section 6.02, or made or proposed to be made by Parent in response or related to any such release or public statement that is not in violation of Section 7.02, (b) made or proposed to be made by Parent in compliance with Section 7.02 with respect to the matters contemplated by Section 7.02, or made or proposed to be made by the Company in response or related to any such release or public statement that is not in violation of Section 6.02, (c) in connection with any dispute between the parties regarding this Agreement, the Merger or the other transactions contemplated hereby or (d) if the information contained therein substantially reiterates (and is not inconsistent with) previous releases or public statements made by the Company and Parent in compliance with this Section 8.05.

Section 8.06   Notices of Certain Events. Each of the Company and Parent shall use commercially reasonable efforts to promptly notify the other of (a) any material written notice or other material written communication received by such party from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement, (b) any material written notice or other material written communication received by such party from any Governmental Authority in connection with the transactions contemplated by this Agreement, (c) to the knowledge of such party, any event, change, effect, development or occurrence that would have Company Material Adverse Effect, in the case of the Company, or a Parent Material Adverse Effect, in the case of Parent, or (d) to the knowledge of such party, any event, change, development or occurrence has occurred that would reasonably be expected to cause or result in any of the conditions set forth in Article IX not being satisfied; provided that, notwithstanding the foregoing, a failure to comply with this Section 8.06 shall not constitute the failure of any condition set forth in Article IX to be satisfied unless the underlying change or event would independently result in the failure of a condition set forth in Article IX to be satisfied.

Section 8.07   Section 16 Matters. Prior to the Merger Effective Time, Parent and the Company shall take all such steps as may be required (to the extent permitted under Applicable Law) to cause any dispositions of Company Common Stock (including derivative securities with respect to Company Common Stock) or acquisitions of Parent Common Stock (including derivative securities with respect to Parent Common Stock) resulting from the transactions contemplated by this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the 1934 Act with respect to the Company, or will become subject to such reporting requirements with respect to Parent, to be exempt under Rule 16b-3 promulgated under the 1934 Act.

Section 8.08   Transaction Litigation. Subject to the last sentence of this Section 8.08, each of the Company and Parent shall promptly notify the other of any stockholder demands, litigations, arbitrations or other similar claims, actions, suits or proceedings (including derivative claims) commenced against it, its Subsidiaries and/or its or its Subsidiaries’ respective directors or officers relating to this Agreement or any of the transactions contemplated hereby or any matters relating thereto (collectively, “Transaction Litigation”) and shall keep the other party informed regarding any Transaction Litigation. Other than with respect to any Transaction Litigation where the parties are adverse to each other or in the context of any Transaction Litigation related to or arising out of a Company Acquisition Proposal or a Parent Acquisition Proposal, each of the Company and Parent shall reasonably cooperate with the other in the defense or settlement of any Transaction Litigation, and shall give the other party the opportunity to consult with it regarding the defense and settlement of such Transaction Litigation, shall consider in good faith the other party’s advice with respect to such Transaction Litigation and, in the case of any Transaction Litigation involving the Company, its Subsidiaries or their respective directors or officers, the Company shall give Parent the opportunity to participate in (but not control), at Parent’s expense, in the defense and settlement of such Transaction Litigation. Prior to the Merger Effective Time, other than with respect to any Transaction Litigation where the parties are adverse to each other or in the context of any Transaction Litigation related to or arising out of a Company Acquisition Proposal or a Parent Acquisition Proposal, none of the Company or any of its Subsidiaries shall settle or offer to settle any Transaction Litigation without the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed). Notwithstanding anything to the contrary in this Section 8.08, (a) in the event of any conflict with any other covenant or agreement contained in Section 8.02 that expressly addresses the subject matter of this Section 8.08, Section 8.02 shall govern and control, and (b) nothing in this Section 8.08 shall limit or otherwise modify the parties obligations under Section 6.02, Section 7.02 or any other provisions of this Agreement.

Section 8.09   Stock Exchange Delisting. Each of the Company and Parent agrees to cooperate with the other party in taking, or causing to be taken, all actions necessary to delist the Company Common Stock from the Nasdaq and terminate its registration under the 1934 Act; provided that such delisting and termination shall not be effective until the Merger Effective Time.

Section 8.10   Governance. Parent shall take all necessary corporate action to cause, effective at the Merger Effective Time, (a) the number of members of the Board of Directors of Parent to be increased by two (2) and (b) the vacancies created by the foregoing clause (b) to be filled by two (2) individuals who are serving as directors of the Company immediately prior to the Merger Effective Time, who are jointly designated by the Company and Parent prior to the Closing.

Section 8.11   State Takeover Statutes. Each of Parent, Merger Sub and the Company shall (a) take all action necessary so that no “moratorium,” “control share acquisition,” “fair price,” “supermajority,” “affiliate transactions” or “business combination statute or regulation” or other similar state anti-takeover laws or regulations, or any similar provision of the Company Organizational Documents or the Parent Organizational Documents, as applicable, is or becomes applicable to the Merger or any of the other transactions contemplated hereby, and (b) if any such anti-takeover law, regulation or provision is or becomes applicable to the Merger or any other transactions contemplated hereby, cooperate and grant such approvals and take such actions as are reasonably necessary so that the transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of such statute or regulation on the transactions contemplated hereby.

ARTICLE IX

CONDITIONS TO THE MERGER

Section 9.01   Conditions to the Obligations of Each Party. The obligations of the Company, Parent and Merger Sub to consummate the Merger are subject to the satisfaction (or, to the extent permitted by Applicable Law, waiver) of the following conditions:

(a)   the Company Stockholder Approval shall have been obtained;

(b)   the Parent Stockholder Approval shall have been obtained;

(c)   no injunction or other Order shall have been issued by any court or other Governmental Authority of competent jurisdiction and remain in effect that enjoins, prevents or prohibits the consummation of the Merger;

(d)   the Registration Statement shall have been declared effective, no stop order suspending the effectiveness of the Registration Statement shall be in effect and no proceedings for such purpose shall be pending before the SEC;

(e)   the shares of Parent Common Stock to be issued in the Parent Share Issuance and the New CVRs to be issued in the Merger shall have been approved for listing on the NYSE, subject to official notice of issuance; and

(f)   any applicable waiting period under the HSR Act shall have expired or been terminated and any applicable waiting period or other Consent under each Foreign Antitrust Law set forth on Section 9.01(f) of the Company Disclosure Schedule relating to the transactions contemplated by this Agreement shall have expired, been terminated or obtained, as applicable.

Section 9.02   Conditions to the Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to consummate the Merger is subject to the satisfaction (or, to the extent permitted by Applicable Law, waiver by Parent) of the following further conditions:

(a)   the Company shall have performed, in all material respects, all of its obligations hereunder required to be performed by it at or prior to the Merger Effective Time;

(b)   (i) the representations and warranties of the Company contained in Section 4.01 (other than the third sentence thereof), Section 4.02 (other than the last sentence of Section 4.02(b)), Section 4.04(a), Section 4.05(a), Section 4.05(b), Section 4.26, Section 4.27 and Section 4.28 shall be true and correct in all material respects at and as of the date of this Agreement and at and as of the Closing as if made at and as of the Closing (or, if such representations and warranties are given as of another specific date, at and as of such date); (ii) the representations and warranties of the Company contained in Section 4.10(a)(ii) shall be true and correct in all respects at and as of the date of this Agreement and at and as of the Closing as if made at and as of the Closing; and (iii) the other representations and warranties of the Company contained in this Agreement, disregarding all qualifications and exceptions contained therein relating to materiality or Company Material Adverse Effect, shall be true and correct at and as of the date of this Agreement and at and as of the Closing as if made at and as of the Closing (or, if such representations and warranties are given as of another specific date, at and as of such date), except, in the case of this clause (iii) only, where the failure of such representations and warranties to be true and correct has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect (or, in the case of Section 4.16, a Parent Material Adverse Effect); and

(c)   Parent shall have received a certificate from an executive officer of the Company confirming the satisfaction of the conditions set forth in Section 9.02(a) and Section 9.02(b).

Section 9.03   Conditions to the Obligations of the Company. The obligations of the Company to consummate the Merger are subject to the satisfaction (or, to the extent permitted by Applicable Law, waiver by the Company) of the following further conditions:

(a)   each of Parent and Merger Sub shall have performed, in all material respects, all of its obligations hereunder required to be performed by it at or prior to the Merger Effective Time;

(b)   (i) the representations and warranties of Parent contained in Section 5.01 (other than the third and last sentences thereof), Section 5.02 (other than the last sentence of Section 5.02(b)), Section 5.04(a), Section 5.05, Section 5.23, Section 5.24 and Section 5.25 shall be true and correct in all material respects at and as of the date of this Agreement and at and as of the Closing as if made at and as of the Closing (or, if such representations and warranties are given as of another specific date, at and as of such date); (ii) the representations and warranties of Parent contained in Section 5.10(a)(ii) shall be true and correct in all respects at and as of the date of this Agreement and at and as of the Closing as if made at and as of the Closing; and (iii) the other representations and warranties of Parent contained in this Agreement, disregarding all qualifications and exceptions contained therein relating to materiality or Parent Material Adverse Effect, shall be true and correct at and as of the date of this Agreement and at and as of the Closing as if made at and as of the Closing (or, if such representations and warranties are given as of another specific date, at and as of such date), except, in the case of this clause (iii) only, where the failure of such representations and warranties to be true and correct has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect; and

(c)   the Company shall have received a certificate from an executive officer of Parent confirming the satisfaction of the conditions set forth in Section 9.03(a) and Section 9.03(b).

ARTICLE X

TERMINATION

Section 10.01   Termination. This Agreement may be terminated and the Merger and the other transactions contemplated hereby may be abandoned at any time prior to the Merger Effective Time (notwithstanding receipt of the Company Stockholder Approval or the Parent Stockholder Approval):

(a)   by mutual written agreement of the Company and Parent;

(b)   by either the Company or Parent, if:

(i)   the Merger has not been consummated on or before January 2, 2020 (as such date may be extended pursuant to the following proviso, the “End Date”); provided that, (A) if on such date, the conditions to the Closing set forth in Section 9.01(f) or Section 9.01(c) (if the injunction or other Order relates to the matters referenced in Section 9.01(f)) shall not have been satisfied, but all other conditions to the Closing shall have been satisfied (or in the case of conditions that by their terms are to be satisfied at the Closing, shall be capable of being satisfied on such date) or waived, then the End Date may be extended by either Parent or the Company for a period of sixty (60) days by written notice to the other party and (B) if on such date as extended by the immediately preceding clause (A), the conditions to the Closing set forth in Section 9.01(f) or Section 9.01(c) (if the injunction or other Order relates to the matters referenced in Section 9.01(f)) shall not have been satisfied, but all other conditions to the Closing shall have been satisfied (or in the case of conditions that by their terms are to be satisfied at the Closing, shall be capable of being satisfied on such date) or waived, then the End Date may be further extended by either Parent or the Company for another period of sixty (60) days by written notice to the other party; provided, further, that the right to terminate this Agreement or to extend the End Date, as applicable, pursuant to this Section 10.01(b)(i) shall not be available to any party whose breach of any provision of this Agreement has been the proximate cause of the failure of the Merger to be consummated by such time;

(ii)   a court or other Governmental Authority of competent jurisdiction shall have issued an injunction or other Order that permanently enjoins, prevents or prohibits the consummation of the Merger and such injunction or other Order shall have become final and non-appealable; provided that the right to terminate this Agreement pursuant to this Section 10.01(b)(ii) shall not be available to any party whose breach of any provision of this Agreement has been the proximate cause of such injunction or other Order;

(iii)   the Company Stockholder Approval shall not have been obtained upon a vote taken thereon at the Company Stockholder Meeting (including any adjournment or postponement thereof); or

(iv)   the Parent Stockholder Approval shall not have been obtained upon a vote taken thereon at the Parent Stockholder Meeting (including any adjournment or postponement thereof); or

(c)   by Parent:

(i)   prior to the receipt of the Company Stockholder Approval, if (A) a Company Adverse Recommendation Change shall have occurred, or (B) at any time after a Company Acquisition Proposal shall have been publicly disclosed the Board of Directors of the Company shall have failed to publicly confirm the Company Board Recommendation within ten (10) Business Days after a written request by Parent that it do so (provided that Parent may not make such a request more than once for each (x) Company Acquisition Proposal or (y) material modification thereto);

(ii)   if a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Company set forth in this Agreement shall have occurred that would cause any condition set forth in Section 9.02(a) or Section 9.02(b) not to be satisfied, and such breach or failure to perform (A) is incapable of being cured by the End Date or (B) has not been cured by the Company within the earlier of (x) thirty (30) days following written notice to the Company from Parent of such breach or failure to perform and (y) the End Date; provided that this Agreement may not be terminated pursuant to this Section 10.01(c)(ii) if Parent or Merger Sub is then in breach of any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach by Parent or Merger Sub would cause any condition set forth in Section 9.03(a) or Section 9.03(b) not to be satisfied; or

(iii)   prior to obtaining the Parent Stockholder Approval, in order to enter into a definitive agreement providing for a Parent Superior Proposal in accordance with, and subject to the terms and conditions of, Section 7.02; or

(d)   by the Company:

(i)   prior to the receipt of the Parent Stockholder Approval, if (A) a Parent Adverse Recommendation Change shall have occurred, or (B) at any time after a Parent Acquisition Proposal has been publicly disclosed the Board of Directors of Parent shall have failed to publicly confirm the Parent Board Recommendation within ten (10) Business Days after a written request by the Company that it do so (provided that the Company may not make such a request more than once for each (x) Parent Acquisition Proposal or (y) material modification thereto);

(ii)   if a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Parent or Merger Sub set forth in this Agreement shall have occurred that would cause any condition set forth in Section 9.03(a) or Section 9.03(b) not to be satisfied, and such breach or failure to perform (A) is incapable of being cured by the End Date or (B) has not been cured by Parent or Merger Sub, as applicable, within the earlier of (x) thirty (30) days following written notice to Parent from the Company of such breach or failure to perform and (y) the End Date; provided that this Agreement may not be terminated pursuant to this Section 10.01(d)(ii) if the Company is then in breach of any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach by the Company would cause any condition set forth in Section 9.02(a) or Section 9.02(b) not to be satisfied; or

(iii)   prior to obtaining the Company Stockholder Approval, in order to enter into a definitive agreement providing for a Company Superior Proposal in accordance with, and subject to the terms and conditions of, Section 6.02.

The party desiring to terminate this Agreement pursuant to this Section 10.01 (other than pursuant to Section 10.01(a)) shall give written notice of such termination to the other party.

Section 10.02    Effect of Termination. If this Agreement is terminated pursuant to Section 10.01, this Agreement shall become void and of no effect without liability of any party (or any of its Affiliates or its or their respective stockholders or Representatives) to the other party hereto, except as provided in Section 10.03; provided that, subject to Section 10.03(f), neither Parent nor the Company shall be released from any liabilities or damages arising out of any (i) fraud by any party or (ii) the Willful Breach of any covenant or agreement set forth in this Agreement. The provisions of Section 6.03(a), the first sentence of Section 8.01(a), this Section 10.02, Section 10.03, Article XI (other than Section 11.13, except to the extent that Section 11.13 relates to the specific performance of the provisions of this Agreement that survive termination) and Section 1.01 (to the extent related to the foregoing) shall survive any termination of this Agreement pursuant to Section 10.01. In addition, the termination of this Agreement shall not affect the parties’ respective obligations under the Confidentiality Agreement.

Section 10.03    Termination Fees.

(a)   If this Agreement is terminated: (i) by Parent pursuant to Section 10.01(c)(i); (ii) by the Company pursuant to Section 10.01(d)(iii); (iii) by the Company or Parent pursuant to Section 10.01(b)(iii), and in the case of clause (iii) of this sentence: (I) at or prior to the Company Stockholder Meeting a Company Acquisition Proposal shall have been publicly disclosed or announced and shall not have been publicly and irrevocably withdrawn at least four (4) days prior to the Company Stockholder Meeting; and (II) within the first (1st) anniversary of such termination of this Agreement: (1) a transaction relating to any Company Acquisition Proposal is consummated; or (2) a definitive agreement relating to any Company Acquisition Proposal is entered into by the Company or any of its Affiliates; or (iv) by Parent pursuant to Section 10.01(c)(ii) as a result of a material breach by the Company of its obligations set forth in Section 6.02 or Section 8.04(a) and, at the time of such termination, the Company Stockholder Approval shall not have been obtained, and in the case of clause (iv) of this sentence: (I) at or prior to the date of such termination a Company Acquisition Proposal shall have been made and shall not have been publicly and irrevocably withdrawn at least four (4) days prior to the Company Stockholder Meeting; and (II) within the first (1st) anniversary of such termination of this Agreement: (1) a transaction relating to any Company Acquisition Proposal is consummated; or (2) a definitive agreement relating to any Company Acquisition Proposal is entered into by the Company or any of its Subsidiaries, then (x) in the case of each of the foregoing clauses (i), (ii) and (iv), the Company shall pay to Parent (or its designee), in cash at the time specified in the following sentence, a fee in an amount equal to $2.2 billion (the “Company Termination Fee”) and (y) in the case of the foregoing clause (iii), the Company shall pay to Parent (or its designee), in cash at the time specified in the following sentence, a fee in an amount equal to the Company Termination Fee, less any amounts paid to Parent (or its designee) as of such time with respect to the Parent Fee Reimbursement. The Company Termination Fee shall be paid as follows: (x) in the case of clause (i) of the preceding sentence, within three (3) Business Days after the date of termination of this Agreement, (y) in the case of clause (ii) of the preceding sentence, on or prior to the date of such termination and (z) in the case of clause (iii) or (iv) of the preceding sentence, on or prior to the earlier of the date of the consummation of the applicable transaction and the date upon which the definitive agreement is entered into. “Company Acquisition Proposal” for purposes of this Section 10.03(a) shall have the meaning assigned thereto in the definition thereof set forth in Section 1.01, except that references in the definition to “twenty percent (20%)” shall be replaced by “fifty percent (50%)”.

(b)   If this Agreement is terminated: (i) by the Company pursuant to Section 10.01(d)(i); (ii) by Parent pursuant to Section 10.01(c)(iii), (iii) by the Company or Parent pursuant to Section 10.01(b)(iv), and in the case of clause (iii) of this sentence: (I) at or prior to the Parent Stockholder Meeting a Parent Acquisition Proposal shall have been publicly disclosed or announced and shall not have been publicly and irrevocably withdrawn at least four (4) days prior to the Parent Stockholder Meeting; and (II) within the first (1st) anniversary of such termination of this Agreement: (1) a transaction relating to any Parent Acquisition Proposal is consummated; or (2) a definitive agreement relating to any Parent Acquisition Proposal is entered into by Parent or any of its Subsidiaries; or (iv) by the Company pursuant to Section 10.01(d)(ii) as a result of a material breach by Parent or Merger Sub of its obligations set forth in Section 7.02 or Section 8.04(b) and, at the time of such termination, the Parent Stockholder Approval shall not have been obtained, and in the case of clause (iv) of this sentence: (I) at or prior to the date of such termination a Parent Acquisition Proposal shall have been made and shall not have been publicly and irrevocably withdrawn at least four (4) days prior to the Parent Stockholder Meeting; and (II) within the first (1st) anniversary of such termination of this Agreement: (1) a transaction relating to any Parent Acquisition Proposal is consummated; or (2) a definitive agreement relating to any Parent Acquisition Proposal is entered into by Parent or any of its Subsidiaries, then (x) in the case of each of the foregoing clauses (i), (ii) and (iv), Parent shall pay to the Company, in cash at the time specified in the following sentence, a fee in an amount equal to $2.2 billion (the “Parent Termination Fee”) and (y) in the case of the foregoing clause (iii), Parent shall pay to the Company (or its designee), in cash at the time specified in the following sentence, a fee in an amount equal to the Parent Termination Fee, less any amounts paid to the Company (or its designee) as of such time with respect to the Company Fee Reimbursement. The Parent Termination Fee shall be paid as follows: (x) in the case of clause (i) of the preceding sentence, within three (3) Business Days after the date of termination of this Agreement, (y) in the case of clause (ii) of the preceding sentence, on or prior to the date of such termination, and (z) in the case of clause (iii) or (iv) of the preceding sentence, on or prior to the earlier of the date of the consummation of the applicable transaction and the date upon which the definitive agreement is entered into. “Parent Acquisition Proposal” for purposes of this Section 10.03(b) shall have the meaning assigned thereto in the definition thereof set forth in Section 1.01, except that references in the definition to “twenty percent (20%)” shall be replaced by “fifty percent (50%)”.

(c)   If this Agreement is terminated by Parent or the Company pursuant to Section 10.01(b)(iii), then the Company shall pay to Parent (or its designee) an amount equal to all out-of-pocket costs, fees and expenses (including legal fees and expenses) incurred by Parent and any of its Affiliates in connection with this Agreement and the transactions contemplated hereby (including obtaining the Debt Financing), subject to cap on such reimbursement of $40,000,000 (“Parent Fee Reimbursement”), within one Business Day after the date of the termination of the Agreement (in the case of any such termination by Parent) or at or prior to, and as a condition precedent to, the termination of the Agreement (in the case of any such termination by the Company).

(d)   If this Agreement is terminated by Parent or the Company pursuant to Section 10.01(b)(iv), then Parent shall pay to the Company (or its designee) an amount equal to all out-of-pocket costs, fees and expenses (including legal fees and expenses) incurred by the Company and any of its Affiliates in connection with this Agreement and the transactions contemplated hereby, subject to cap on such reimbursement of $40,000,000 (the “Company Fee Reimbursement”), within one Business Day after the date of the termination of the Agreement (in the case of any such termination by the Company) or concurrently with, and as a condition precedent to, the termination of the Agreement (in the case of any such termination by Parent).

(e)   Any payment of the Company Termination Fee, the Parent Termination Fee, the Parent Fee Reimbursement or the Company Fee Reimbursement shall be made by wire transfer of immediately available funds to an account designated in writing by Parent or the Company, as applicable.

(f)   The parties agree and understand that (x) in no event shall the Company be required to pay the Company Termination Fee on more than one occasion, and in no event shall Parent be required to pay the Parent Termination Fee on more than one occasion, in each case, under any circumstances, and (y) except in the case of fraud or Willful Breach of any covenant or agreement set forth in this Agreement by the other party, (1) in no event shall Parent be entitled, pursuant to this Section 10.03, to receive an amount greater than the Company Termination Fee and any applicable additional amounts pursuant the last two sentences of this Section 10.03(f) (such additional amounts, collectively, the “Parent Additional Amounts”), and (2) in no event shall the Company be entitled, pursuant to this Section 10.03, to receive an amount greater than the Parent Termination Fee and any applicable additional amounts pursuant to Section 6.03(a) and/or the last two sentences of this Section 10.03(f) (such additional amounts, collectively, the “Company Additional Amounts”). Notwithstanding anything to the contrary in this Agreement, except in the case of fraud or Willful Breach of any covenant or agreement set forth in this Agreement by the other party, (i) if Parent receives the Company Termination Fee and any applicable Parent Additional Amounts from the Company pursuant to this Section 10.03, or if the Company receives the Parent Termination Fee and any applicable Company Additional Amounts from Parent pursuant to this Section 10.03, such payment shall be the sole and exclusive remedy of the receiving party against the paying party and its Subsidiaries and their respective former, current or future partners, equityholders, managers, members, Affiliates and Representatives, and none of the paying party, any of its Subsidiaries or any of their respective former, current or future partners, equityholders, managers, members, Affiliates or Representatives shall have any further liability or obligation, in each case relating to or arising out of this Agreement or the transactions contemplated hereby, and (ii) if (A) Parent or Merger Sub receive any payments from the Company in respect of any breach of this Agreement and thereafter Parent receives the Company Termination Fee pursuant to this Section 10.03 or (B) the Company receives any payments from Parent or Merger Sub in respect of any breach of this Agreement and thereafter the Company receives the Parent Termination Fee, the amount of such Company Termination Fee or such Parent Termination Fee, as applicable, shall be reduced by the aggregate amount of such payments made by the party paying the Company Termination Fee or the Parent Termination Fee, as applicable, in respect of any such breaches (in each case, after taking into account any Parent Additional Amounts or Company Additional Amounts, as applicable). The parties acknowledge that the agreements contained in this Section 10.03 are an integral part of the transactions contemplated hereby, that, without these agreements, the parties would not enter into this Agreement and that any amounts payable pursuant to this Section 10.03 do not constitute a penalty. Accordingly, if any party fails to promptly pay any amount due pursuant to this Section 10.03, such party shall also pay any out-of-pocket costs and expenses (including reasonable legal fees and expenses) incurred by the party entitled to such payment in connection with a legal action to enforce this Agreement that results in a judgment for such amount against the party failing to promptly pay such amount. Any amount not paid when due pursuant to this Section 10.03 shall bear interest from the date such amount is due until the date paid at a rate equal to the prime rate as published in The Wall Street Journal, Eastern Edition in effect on the date of such payment.

(g)   None of the Financing Sources shall have any liability to the Company or any Person that is an Affiliate of the Company relating to or arising out of this Agreement or the Debt Financing, whether at law, or equity, in contract, in tort or otherwise, and neither the Company nor any Person that is an Affiliate of the Company shall have any rights or claims directly against any of the Financing Sources hereunder or thereunder. The foregoing shall not impair, supplement, or otherwise modify any of the commitments and other obligations that the Financing Sources have under any Debt Commitment Letter and/or any definitive agreement related to the Debt Financing to Parent or Merger Sub or any of the rights of Parent or Merger Sub against any of the Financing Sources under any Debt Commitment Letter and/or any definitive agreement related to the Debt Financing and this Section 10.03(g) shall not limit the rights of the Company or any Person that is an Affiliate of the Company from and after the Merger Effective Time under any Debt Commitment Letter or any definitive agreement related to the Debt Financing (but not, for the avoidance of doubt, under this Agreement) to the extent the Company or any Person that is an Affiliate of the Company are party thereto.

ARTICLE XI

MISCELLANEOUS

Section 11.01    Notices. All notices, requests and other communications to any party hereunder shall be in writing (including facsimile or email transmission, the receipt of which is confirmed in writing) and shall be given,

If to the Company, to:

Celgene Corporation
86 Morris Avenue
Summit, New Jersey 07901
Attention:	Executive Vice President and General Counsel
Email:	jbiller@celgene.com

with a copy to (which shall not constitute notice):

Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
Attention:	Steven A. Cohen
David K. Lam
Edward J. Lee
Facsimile:	(212) 403 2000
Email:	SACohen@wlrk.com
DKLam@wlrk.com
EJLee@wlrk.com
If to Parent or Merger Sub or, post-Closing, the Surviving Corporation, to:

Bristol-Myers Squibb Company
430 E. 29th Street, 14th Floor
New York, New York 10016
Attention:	Executive Vice President, General Counsel
Email:	sandra.leung@bms.com

with a copy to (which shall not constitute notice):

Bristol-Myers Squibb Company
Route 206 & Province Line Road
Princeton, New Jersey 08540
Attention:	Senior Vice President and Deputy General Counsel, Transactional Practice Group
Email:	joseph.campisi@bms.com

with a copy to (which shall not constitute notice):

Kirkland & Ellis LLP
601 Lexington Avenue
New York, New York 10022
Attention:	David Fox, P.C.
Daniel Wolf, P.C.
Jonathan Davis, P.C.
Facsimile:	(212) 446-4900
Email:	david.fox@kirkland.com
daniel.wolf@kirkland.com
jonathan.davis@kirkland.com

or to such other address, facsimile number or email address as such party may hereafter specify for the purpose by notice to the other parties hereto. All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 p.m. on a Business Day. Otherwise, any such notice, request or communication shall be deemed to have been received on the next succeeding Business Day.

Section 11.02   Survival. The representations, warranties, covenants and agreements contained in this Agreement and in any certificate or other writing delivered pursuant hereto shall not survive the Merger Effective Time, except for the covenants and agreements set forth in Article II, Section 7.04, Section 7.05, Section 8.10 and this Article XI.

Section 11.03   Amendments and Waivers.

(a)   Any provision of this Agreement may be amended or waived prior to the Merger Effective Time if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement or, in the case of a waiver, by each party against whom the waiver is to be effective; provided that, after the Company Stockholder Approval or the Parent Stockholder Approval has been obtained, there shall be no amendment or waiver that would require the further approval of the stockholders of the Company or the stockholders of Parent under Applicable Law without such approval having first been obtained.

(b)   Notwithstanding anything to the contrary in this Agreement, the provisions in Section 10.03(g), this Section 11.03(b), Section 11.06(a), Section 11.07, Section 11.08(b) or Section 11.09 may not be amended in a manner that is adverse to the Financing Sources without the prior written consent of the applicable Financing Source.

(c)   No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies provided in this Agreement shall be cumulative and not exclusive of any rights or remedies provided by Applicable Law.

Section 11.04   Expenses. Except as otherwise provided in this Agreement, all costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense.

Section 11.05   Disclosure Schedule References and SEC Document References.

(a)   The parties hereto agree that each section or subsection of the Company Disclosure Schedule or the Parent Disclosure Schedule, as applicable, shall be deemed to qualify the corresponding section or subsection of this Agreement, irrespective of whether or not any particular section or subsection of this Agreement specifically refers to the Company Disclosure Schedule or the Parent Disclosure Schedule, as applicable. The parties hereto further agree that disclosure of any item, matter or event in any particular section or subsection of either the Company Disclosure Schedule or the Parent Disclosure Schedule shall be deemed disclosure with respect to any other section or subsection of the Company Disclosure Schedule or the Parent Disclosure Schedule, as applicable, to which the relevance of such disclosure would be reasonably apparent, notwithstanding the omission of a cross-reference to such other section or subsections.

(b)   The parties hereto agree that, for purpose of clause (i) of the lead-in to Article IV and clause (i) of the lead-in to Article V, as applicable, in no event shall any disclosure contained in any part of any Company SEC Document or Parent SEC Document entitled “Risk Factors”, “Forward-Looking Statements”, “Cautionary Statement Regarding Forward-Looking Statements”, “Special Note Regarding Forward Looking Statements” or “Note Regarding Forward Looking Statements” or any other disclosures in any Company SEC Document or Parent SEC Document that are cautionary, predictive or forward-looking in nature be deemed to be an exception to (or a disclosure for purposes of or otherwise qualify) any representations and warranties of any party contained in this Agreement.

Section 11.06   Binding Effect; Benefit; Assignment.

(a)   The provisions of this Agreement shall be binding upon and shall inure solely to the benefit of the parties hereto, except for: (i) only following the Merger Effective Time, (w) the right of the Company’s stockholders to receive the Merger Consideration in respect of shares of Company Common Stock pursuant to Article II, (v) the right of the holders of Company Stock Options to receive the Assumed In-the-Money Options and/or the Assumed Out-of-the-Money Options in respect of Company Stock Options pursuant to Section 2.06(a), (w) the right of the holders of Company RSU Awards to receive the Assumed Restricted Unit Awards in respect of the Company RSU Awards pursuant to Section 2.06(b), (x) the right of the holders of Company PSU Awards to receive the Assumed Performance Unit Awards in respect of the Company PSU Awards pursuant to Section 2.06(c), (y) the right of the holders of Company RSAs to receive the Assumed Restricted Unit Awards in respect of the Company RSAs pursuant to Section 2.06(d), and (z) the right of holders of unvested In-the-Money Options, Company RSU Awards, Company PSU Awards and Company RSAs to receive the Unvested Equity Award CVR Consideration pursuant to Section 2.06(e), (ii) the right of the D&O Indemnified Parties to enforce the provisions of Section 7.04 only, and (iii) the right of each of the Financing Sources as an express third-party beneficiary of Section 10.03(g), Section 11.03(b), this Section 11.06(a), Section 11.07, Section 11.08(b) and Section 11.09.

(b)   No party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the prior written consent of each other party hereto, except that Parent may transfer or assign its rights and obligations under this Agreement, in whole or from time to time in part, to one or more of its wholly owned Subsidiaries at any time or any other Person after the Closing, and Merger Sub may transfer or assign its rights and obligations under this Agreement, in whole or from time to time in part, to any other wholly owned Subsidiary of Parent that is a Delaware corporation; provided that such transfer or assignment by Parent or Merger Sub shall not relieve Parent or Merger Sub of its obligations hereunder or otherwise alter or change any obligation of any other party hereto or delay the consummation of the Merger or any of the other transactions contemplated hereby.

Section 11.07   Governing Law. This Agreement, and all disputes, claims, actions, suits or proceedings based upon, arising out of or related to this Agreement or the transactions contemplated hereby, shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to the conflicts of law rules or principles that would result in the application of the law of any other state.

Section 11.08   Jurisdiction/Venue.

(a)   Each of the parties hereto (i) irrevocably consents to the service of the summons and complaint and any other process with respect to any dispute, claim, action, suit or proceeding based upon, arising out of or related to this Agreement or any of the transactions contemplated hereby, on behalf of itself or its property, in accordance with Section 11.01 or in such other manner as may be permitted by Applicable Law, and nothing in this Section 11.08 shall affect the right of any party to serve legal process in any other manner permitted by Applicable Law, (ii) irrevocably and unconditionally consents and submits itself and its property with respect to any such dispute, claim, action, suit or proceeding to the exclusive general jurisdiction of the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, only if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any federal court within the State of Delaware), and for recognition and enforcement of any judgment in respect thereof, (iii) agrees that it shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (iv) irrevocably and unconditionally agrees that any dispute, claim, action, suit or proceeding based upon, arising out of or related to this Agreement or any of the transactions contemplated hereby shall be brought, tried and determined only in the Delaware Court of Chancery (or, only if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any federal court within the State of Delaware), (v) waives any objection that it may now or hereafter have to the venue of any such action or proceeding in any such court or that any such dispute, claim, action, suit or proceeding was brought in an inconvenient court and agrees not to plead or claim the same and (vi) agrees that it shall not bring any dispute, claim, action, suit or proceeding based upon, arising out of or related to this Agreement or any of the transactions contemplated hereby in any court other than the aforesaid courts. Each of Parent, Merger Sub and the Company agrees that a final judgment in any action or proceeding in such court as provided above shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Applicable Law.

(b)   Notwithstanding anything herein to the contrary, the parties hereto acknowledge and irrevocably agree (i) that any action or proceeding, whether in law or in equity, whether in contract or tort or otherwise, involving the Financing Sources arising out of or related to the transactions contemplated hereby, the Debt Financing or the performance of services thereunder or related thereto shall be subject to the exclusive jurisdiction of any state or federal court sitting in the Borough of Manhattan, New York, New York, and any appellate court thereof and each party hereto submits for itself and its property with respect to any such action or proceeding to the exclusive jurisdiction of such court and (ii) that, except as expressly contemplated by the terms of any Debt Commitment Letter, any such action or proceeding shall be governed by, and construed in accordance with, the laws of the State of New York, without regard to the conflicts of law rules of such State that would result in the application of the laws of any other State.

Section 11.09   WAIVER OF JURY TRIAL. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE MERGER OR THE OTHER TRANSACTIONS CONTEMPLATED HEREBY (INCLUDING WITH RESPECT TO THE FINANCING SOURCES). EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (iv) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 11.09.

Section 11.10   Counterparts; Effectiveness. This Agreement may be signed in any number of counterparts, including by facsimile or by email with .pdf attachments, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed and delivered (by electronic communication, facsimile or otherwise) by all of the other parties hereto. Until and unless each party has received a counterpart hereof signed by the other party hereto, this Agreement shall have no effect, and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication).

Section 11.11   Entire Agreement. This Agreement and the Confidentiality Agreement constitute the entire agreement between the parties with respect to the subject matter thereof and supersede all prior agreements and understandings, both oral and written, between the parties with respect to the subject matter thereof.

Section 11.12   Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other Governmental Authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

Section 11.13   Specific Performance. The parties acknowledge and agree that irreparable harm would occur and that the parties would not have any adequate remedy at law (a) for any breach of any of the provisions of this Agreement or (b) in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms. It is accordingly agreed that, except where this Agreement is validly terminated in accordance with Section 10.01, the parties shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches of this Agreement and to specifically enforce the terms and provisions of this Agreement, without proof of actual damages, and each party further agrees to waive any requirement for the securing or posting of any bond in connection with such remedy. The parties further agree that (x) by seeking the remedies provided for in this Section 11.13, a party shall not in any respect waive its right to any other form of relief that may be available to a party under this Agreement, including, subject to Section 10.03(f), monetary damages in the event that the remedies provided for in this Section 11.13 are not available or otherwise are not granted, and (y) nothing contained in this Section 11.13 shall require any party to institute any proceeding for (or limit any party’s right to institute any proceeding for) specific performance under this Section 11.13 before exercising any termination right under Section 10.01 (and/or pursuing damages), nor shall the commencement of any action pursuant to this Section 11.13 or anything contained in this Section 11.13 restrict or limit any party’s right to terminate this Agreement in accordance with the terms of Section 10.01 or pursue any other remedies under this Agreement that may be available then or thereafter. For the avoidance of doubt, in no event shall the Company or Parent be entitled to both (i) specific performance to cause the other party to consummate the Closing and (ii) the payment of the Parent Termination Fee or the Company Termination Fee, as applicable.

[Remainder of page intentionally left blank; signature pages follow]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

BRISTOL-MYERS SQUIBB COMPANY

By:	/s/ Giovanni Caforio
Name:	Giovanni Caforio
Title:	Chief Executive Officer
BURGUNDY MERGER SUB, INC.

By:	/s/ Paul Biondi
Name:	Paul Biondi
Title:	President

[Signature Page to Merger Agreement]

CELGENE CORPORATION

By:	/s/ Mark J. Alles
Name:	Mark J. Alles
Title:	Chairman and Chief Executive Officer

[Signature Page to Merger Agreement]

Annex B

CONFIDENTIAL

FORM OF

CONTINGENT VALUE RIGHTS AGREEMENT

by and between

BRISTOL-MYERS SQUIBB COMPANY

and

[TRUSTEE]1

Dated as of [         ], [      ]

[1]	Note to Draft: Trustee to be determined in accordance with the Merger Agreement.

B-i

B-ii

Section 10.4	When Distribution Must Be Paid Over	B-29
Section 10.5	Notice by Company	B-30
Section 10.6	Subordination Effective Notwithstanding Deficiencies with Respect to Senior Obligations: Waiver of Right to Contest Senior Obligation: Reinstatement of Subordination Provisions	B-30
Section 10.7	Subrogation	B-30
Section 10.8	Relative Rights	B-30
Section 10.9	Subordination May Not Be Impaired by Company	B-31
Section 10.10	Distribution or Notice to Representative	B-31
Section 10.11	Rights of the Trustee	B-31
Section 10.12	Authorization to Effect Subordination	B-31
Section 10.13	Amendments	B-31

Annex A — Form of Global Security

Note: This table of contents shall not, for any purpose, be deemed to be a part of this CVR Agreement.

B-iii

Reconciliation and tie between Trust Indenture Act of 1939 and Contingent Value Rights Agreement, dated as of [         ], [      ].

Trust Indenture Act Section		Agreement Section
Section 310	(a)(1)	4.9
	(a)(2)	4.9
	(a)(3)	Not Applicable
	(a)(4)	Not Applicable
	(a)(5)	4.9
	(b)	4.8, 4.10
	(c)	Not Applicable

Section 311	(a)	4.13
	(b)	4.13
	(c)	Not Applicable

Section 312	(a)	5.1, 5.2(a)
	(b)	5.2(b)
	(c)	5.2(c)

Section 313	(a)	5.3(a)
	(b)	5.3(a)
	(c)	5.3(a), 8.11
	(d)	5.3(b)

Section 314	(a)	5.4, 7.11
	(b)	Not Applicable
	(c)(1)	1.2(a)
	(c)(2)	1.2(a)
	(c)(3)	Not Applicable
	(d)	Not Applicable
	(e)	1.2(b)
	(f)	Not Applicable

Section 315	(a)	4.1(a), 4.1(b)
	(b)	8.11
	(c)	4.1(a)
	(d)	4.1(c)
	(d)(1)	4.1(a), 4.1(b)
	(d)(2)	4.1(c)(ii)
	(d)(3)	4.1(c)(iii)
	(e)	8.12

Section 316	(a)(last sentence)	Not Applicable
	(a)(1)(A)	8.9
	(a)(1)(B)	8.10
	(a)(2)	Not Applicable
	(b)	8.7
	(c)	Not Applicable

Section 317	(a)(1)	8.2
	(a)(2)	8.2
	(b)	7.3

Section 318	(a)	1.7

Note: This reconciliation and tie shall not, for any purpose, be deemed to be a part of this CVR Agreement.

B-iv

THIS CONTINGENT VALUE RIGHTS AGREEMENT, dated as of [_____], [____] (this “CVR Agreement”), by and between Bristol-Myers Squibb Company, a Delaware corporation (the “Company”), and [Trustee], a [______], as trustee (the “Trustee”), in favor of each person who from time to time holds one or more Contingent Value Rights (the “Securities” or “CVRs”) to receive cash payments in the amounts and subject to the terms and conditions set forth herein.

WITNESSETH:

WHEREAS, this CVR Agreement is entered into pursuant to the Agreement and Plan of Merger, dated as of January 3, 2019 (as amended, supplemented or otherwise modified in accordance with its terms, the “Merger Agreement”), by and among the Company, Burgundy Merger Sub, Inc., a Delaware corporation and wholly owned Subsidiary of the Company (“Merger Sub”), and Celgene Corporation, a Delaware corporation (“Celgene”);

WHEREAS, pursuant to the Merger Agreement, Merger Sub will merge with and into Celgene (the “Merger”), with Celgene being the surviving corporation in the Merger and becoming a wholly-owned Subsidiary of the Company;

WHEREAS, the CVRs shall be issued in accordance with and pursuant to the terms of the Merger Agreement; and

WHEREAS, a registration statement on Form S-4 (No. 333-[_____]) with respect to the CVRs has been prepared and filed by the Company with the Commission (as defined below) and has become effective in accordance with the Securities Act of 1933, as amended.

NOW, THEREFORE, in consideration of the foregoing premises and the consummation of the transactions contemplated by the Merger Agreement, it is covenanted and agreed, for the equal and proportionate benefit of all Holders of the Securities, as follows:

ARTICLE 1
DEFINITIONS AND OTHER PROVISIONS OF GENERAL APPLICATION

Section 1.1    Definitions. For all purposes of this CVR Agreement, except as otherwise expressly provided or unless the context otherwise requires:

(a)   the terms defined in this Article have the meanings assigned to them in this Article, and include the plural as well as the singular;

(b)   all capitalized terms used in this CVR Agreement without definition shall have the respective meanings ascribed to them in the Merger Agreement;

(c)   all other terms used herein which are defined in the Trust Indenture Act (as defined herein), either directly or by reference therein, have the respective meanings assigned to them therein;

(d)   the words “herein,” “hereof” and “hereunder” and other words of similar import refer to this CVR Agreement as a whole and not to any particular Article, Section or other subdivision; and

(e)   whenever the words “include”, “includes” or “including” are used in this CVR Agreement, they shall be deemed to be followed by the words “without limitation”, whether or not they are in fact followed by those words or words of like import.

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, “control” when used with respect to any specified Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing.

“Aggregate Milestone Payment” shall have the meaning set forth in Section 3.1(c) of this CVR Agreement.

“Applicable Procedures” means, with respect to any transfer or exchange of or for beneficial interests in any Global Security, the rules and procedures of the Depositary that apply to such transfer or exchange.

“BB2121” means a chimeric antigen receptor (“CAR”) T cell therapy targeting B-cell maturation antigen (BCMA).

“BB2121 Milestone” means the first approval by the FDA of a biologic license application (BLA) that grants Celgene, the Company or any of their respective Affiliates (or their respective successors and assigns) the right to commercially manufacture, market and sell BB2121 in the United States in accordance with applicable Law for the treatment of relapsed/refractory multiple myeloma in humans.

“BB2121 Milestone Target Date” means March 31, 2021.

“Board of Directors” means the board of directors of the Company or any other body performing similar functions, or any duly authorized committee of that board.

“Board Resolution” means a copy of a resolution certified by the chairman of the Board of Directors, the chief executive officer, the secretary or any assistant secretary of the Company, to have been duly adopted by the Board of Directors and to be in full force and effect on the date of such certification, and delivered to the Trustee.

“Business Day” means any day (other than a Saturday or a Sunday) on which banking institutions in The City of New York, New York are not authorized or obligated by Law or executive order to close and, if the CVRs are listed on a national securities exchange, electronic trading network or other suitable trading platform, such exchange, electronic network or other trading platform is open for trading.

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Commission” means the Securities and Exchange Commission, as from time to time constituted, created under the Exchange Act (as defined herein), or if at any time after the execution of this instrument such Commission is not existing and performing the duties now assigned to it under the Trust Indenture Act, then the body performing such duties at such time.

“Common Stock” shall have the meaning set forth in the Recitals of this CVR Agreement.

“Company” means the Person (as defined herein) named as the “Company” in the first paragraph of this CVR Agreement, until a successor Person shall have become such pursuant to the applicable provisions of this CVR Agreement, and thereafter “Company” shall mean such successor Person. To the extent necessary to comply with the requirements of the provisions of Trust Indenture Act Sections 310 through 317, inclusive, to the extent that they are applicable to the Company, the term “Company” shall include any other obligor with respect to the Securities for the purposes of complying with such provisions.

“Company Request” or “Company Order” means a written request or order signed in the name of the Company by the chairman of the Board of Directors, the chief executive officer, any President or Vice President, the secretary or any assistant secretary or any other individual duly authorized to act on behalf of the Company for such purpose or for any general purpose, and delivered to the Trustee.

“Confidential Information” shall have the meaning set forth in Section 7.9 of this CVR Agreement.

“Corporate Trust Office” means the office of the Trustee at which at any particular time its corporate trust business shall be principally administered, which office at the date of execution of this CVR Agreement is located at [________].

“CVRs” shall have the meaning set forth in the Preamble of this CVR Agreement.

“CVR Agreement” means this instrument as originally executed and as it may from time to time be supplemented or amended pursuant to the applicable provisions hereof.

“Default Interest Rate” means a rate equal to the sum of three percent (3%) plus the prime rate of interest quoted in the Money Rates section of The Wall Street Journal (New York Edition), or similar reputable data source, calculated daily on the basis of a three hundred sixty-five (365) day year or, if lower, the highest rate permitted under applicable Law.

“Depositary” shall have the meaning set forth in Section 3.2 of this CVR Agreement.

“Diligent Efforts” means, with respect to any Product, efforts of a Person to carry out its obligations in a diligent manner using such effort and employing such resources normally used by such Person in the exercise of its reasonable business discretion relating to the research, development or commercialization of a product, that is of similar market potential at a similar stage in its development or product life, taking into account issues of market exclusivity (including patent coverage, regulatory and other exclusivity), safety and efficacy, product profile (including tolerability and convenience), the competitiveness of alternate products in the marketplace or under development, the launch or sales of one or more generic or biosimilar products, actual or likely pricing/reimbursement for the product, the likely timing of the product’s entry into the market, the likelihood of regulatory approval of the product and applicable labeling, and the profitability of the applicable product, and other relevant factors, including technical, commercial, legal, scientific, and/or medical factors, based on conditions then prevailing.

“Direct Registration Securities” means Securities, the ownership of which is recorded on the Direct Registration System. The terms “deliver,” “execute,” “issue,” “register,” “surrender,” “transfer” or “cancel,” when used with respect to Direct Registration Securities, shall refer to an entry or entries or an electronic transfer or transfers in the Direct Registration System.

“Direct Registration System” means the system for the uncertificated registration of ownership of securities established by the Security Registrar and utilized by the Security Registrar pursuant to which the Security Registrar may record the ownership of CVRs without the issuance of a certificate, which ownership shall be evidenced by periodic statements issued by the Security Registrar to the Holders entitled thereto.

“Event of Default” shall have the meaning set forth in Section 8.1 of this CVR Agreement.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Exchange Act Documents” shall have the meaning set forth in Section 5.4(a) of this CVR Agreement.

“FDA” means the United States Food and Drug Administration or any successor agency.

“Global Securities” means global securities in registered form, substantially in the form set forth in Annex A.

“Governmental Entity” means any domestic (federal or state), or foreign court, commission, governmental body, regulatory or administrative agency or other political subdivision thereof.

“Holder” means a Person in whose name a Security is registered in the Security Register.

“Indirect Participant” means a Person who holds a beneficial interest in a Global Security through a Participant.

“Initial Milestone Target Date” means December 31, 2020.

“JCAR017” means a CAR T cell therapy targeting CD-19.

“JCAR017 Milestone” means the first approval by the FDA of a biologic license application (BLA) that grants Celgene, the Company or any of their respective Affiliates (or their respective successors and assigns) the right to commercially manufacture, market and sell JCAR017 in the United States in accordance with applicable Law for the treatment of any relapsed-refractory diffuse large B cell lymphoma in humans.

“Junior Obligations” has the meaning set forth in Section 10.1.

“Law” means any foreign, federal, state, local or municipal laws, rules, judgments orders, regulations, statutes, ordinances, codes, decisions, injunctions, orders, decrees or requirements of any Governmental Entity.

“Majority Holders” means, at the time of determination, Holders of at least a majority of the Outstanding CVRs.

“Merger” shall have the meaning set forth in the Recitals of this CVR Agreement.

“Merger Agreement” shall have the meaning set forth in the Recitals of this CVR Agreement.

“Merger Sub” shall have the meaning set forth in the Recitals of this CVR Agreement.

“Milestone” means the satisfaction of all (but not less than all) of the following: (i) the BB2121 Milestone has occurred on or prior to the BB2121 Milestone Target Date; (ii) the JCAR017 Milestone has occurred on or prior to the Initial Milestone Target Date; and (iii) the Ozanimod Milestone has occurred on or prior to the Initial Milestone Target Date.

“Milestone Payment” means nine dollars ($9.00) per CVR.

“Milestone Payment Date” means, with respect to the Milestone, the date that is selected by the Company that is no later twenty (20) Business Days following the first date on which the Milestone is achieved.

“Milestone Payment Record Date” shall have the meaning set forth in Section 3.1(c) of this CVR Agreement.

“Officer’s Certificate” when used with respect to the Company means a certificate signed by the chairman of the Board of Directors, the chief executive officer, any President or Vice President, the secretary or any assistant secretary or any other individual authorized to act on behalf of the Company delivered to the Trustee.

“Opinion of Counsel” means a written opinion of counsel, who may be counsel for the Company.

“Outstanding” when used with respect to Securities means, as of the date of determination, all Securities theretofore authenticated, as applicable, and delivered under this CVR Agreement, except: (i) Securities theretofore cancelled by the Trustee or delivered to the Trustee for cancellation and (ii) Securities in exchange for or in lieu of which other Securities have been authenticated, as applicable, and delivered pursuant to this CVR Agreement, other than any such Securities in respect of which there shall have been presented to the Trustee proof satisfactory to it that such Securities are held by a bona fide purchaser in whose hands the Securities are valid obligations of the Company; provided, however, that in determining whether the Holders of the requisite Outstanding Securities have given any request, demand, direction, consent or waiver hereunder, Securities owned by the Company or any Affiliate of the Company, whether held as treasury securities or otherwise, shall be disregarded and deemed not to be Outstanding.

“Ozanimod” means a small molecule sphingosine 1-phosphate receptor modulator, which binds to sphingosine 1-phosphate receptors 1 and 5.

“Ozanimod Milestone” means the first approval by the FDA of a new drug application (NDA) that grants Celgene, the Company or any of their respective Affiliates (or their respective successors and assigns) the right to commercially manufacture, market and sell Ozanimod in the United States in accordance with applicable Law for the treatment of relapsing multiple sclerosis in humans.

“Participant” means, with respect to the Depositary, a Person who has an account with the Depositary.

“Party” shall mean the Trustee, the Company and/or Holder(s), as applicable.

“Paying Agent” means any Person authorized by the Company to pay the amount determined pursuant to Section 3.1, if any, on any Securities on behalf of the Company.

“Person” means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, limited liability company, unincorporated organization or government or any agency or political subdivision thereof.

“President” when used with respect to the Company or the Trustee, means any president, whether or not designated by a number or a word or words added before or after the title of “president.”

“Products” means each of (a) BB2121, (b) JCAR017 and (c) Ozanimod.

“Representatives” shall have the meaning set forth in Section 7.9 of this CVR Agreement.

“Responsible Officer” when used with respect to the Trustee means any officer assigned to the Corporate Trust Office and also means, with respect to any particular corporate trust matter, any other officer of the Trustee to whom such matter is referred because of his knowledge of and familiarity with the particular subject.

“Securities” shall have the meaning set forth in the Preamble of this CVR Agreement.

“Security Register” shall have the meaning set forth in Section 3.5(a) of this CVR Agreement.

“Security Registrar” shall have the meaning set forth in Section 3.5(a) of this CVR Agreement.

“Senior Obligations” means any existing or future obligations of the Company, including the principal of, premium (if any), interest (including any interest accruing subsequent to the filing of a petition of bankruptcy at the rate provided for in the documentation with respect thereto, whether or not such interest is an allowed claim under applicable Law) on, and all other amounts owing thereon, (i) with respect to borrowed money,

(ii) evidenced by notes, debentures, bonds or other similar debt instruments, (iii) with respect to the net obligations owed under interest rate swaps or similar agreements or currency exchange transactions, (iv) reimbursement obligations in respect of letters of credit and similar obligations, (v) in respect of capital leases, or (vi) guarantees in respect of obligations referred to in clauses (i) through (v) above; unless, in any case, the instrument creating or evidencing the same or pursuant to which the same is outstanding provides that such obligations are pari passu to or subordinate in right of payment to the Securities.

Notwithstanding the foregoing, “Senior Obligations” shall not include:

(A)	Junior Obligations;
(B)	trade debt incurred in the ordinary course of business;
(C)	any intercompany indebtedness between the Company and any of its Subsidiaries or Affiliates;
(D)	indebtedness of the Company that is expressly subordinated in right of payment to Senior Obligations;
(E)	indebtedness or other obligations of the Company that by its terms ranks equal or junior in right of payment to the Junior Obligations;
(F)	indebtedness of the Company that, by operation of Law, is subordinate to any general unsecured obligations of the Company; or
(G)	indebtedness evidenced by any guarantee of indebtedness ranking equal or junior in right of payment to the Junior Obligations.

“Subsidiary” means, with respect to any Person, any corporation, limited liability company, association, partnership or other business entity of which more than fifty percent (50%) of the total voting power of shares of Voting Securities is at the time owned or controlled, directly or indirectly, by: (i) such Person; (ii) such Person and one or more Subsidiaries of such Person; or (iii) one or more Subsidiaries of such Person.

“Tax” means any federal, state, local or foreign income, profits, gross receipts, license, payroll, employment, severance, stamp, occupation, premium, windfall profits, environmental, customs duty, capital stock, franchise, sales, social security, unemployment, disability, use, property, withholding, excise, transfer, registration, production, value added, alternative minimum, occupancy, estimated or any other tax of any kind whatsoever, together with any interest, penalty or addition thereto, imposed by any Governmental Entity responsible for the imposition of any such tax, whether disputed or not.

“Tax Return” means any return, report, declaration, claim or other statement (including attached schedules) relating to Taxes.

“Termination Date” shall have the meaning set forth in Section 1.16 of this CVR Agreement.

“Trust Indenture Act” means the Trust Indenture Act of 1939, as amended from time to time.

“Trustee” means the Person named as the “Trustee” in the first paragraph of this CVR Agreement, until a successor Trustee shall have become such pursuant to the applicable provisions of this CVR Agreement, and thereafter “Trustee” shall mean such successor Trustee.

“Vice President” when used with respect to the Company or the Trustee, means any vice president, whether or not designated by a number or a word or words added before or after the title of “vice president.”

“Voting Securities” means securities or other interests having voting power, or the right, to elect or appoint a majority of the directors, or any Persons performing similar functions, irrespective of whether or not stock or other interests of any other class or classes shall have or might have voting power or any right by reason of the happening of any contingency.

Section 1.2   Compliance and Opinions.

(a)   Upon any application or request by the Company to the Trustee to take any action under any provision of this CVR Agreement, the Company shall furnish to the Trustee an Officers’ Certificate stating that, in the opinion of the signor, all conditions precedent, if any, provided for in this CVR Agreement relating to the proposed action have been complied with and an Opinion of Counsel stating, subject to customary exceptions, that in the opinion of such counsel all such conditions precedent, if any, have been complied with, except that, in the case of any such application or request as to which the furnishing of such documents is specifically required by any provision of this CVR Agreement relating to such particular application or request, no additional certificate or opinion need be furnished.

(b)   Every certificate or opinion with respect to compliance with a condition or covenant provided for in this CVR Agreement shall include: (i) a statement that each individual signing such certificate or opinion has read such covenant or condition and the definitions herein relating thereto; (ii) a brief statement as to the nature and scope of the examination or investigation upon which the statements or opinions contained in such certificate or opinion are based; (iii) a statement that, in the opinion of each such individual, he or she has made such examination or investigation as is necessary to enable him to express an informed opinion as to whether or not such covenant or condition has been complied with; and (iv) a statement as to whether, in the opinion of each such individual, such condition or covenant has been complied with.

Section 1.3   Form of Documents Delivered to Trustee.

(a)   In any case where several matters are required to be certified by, or covered by an opinion of, any specified Person, it is not necessary that all such matters be certified by, or covered by the opinion of, only one such Person, or that they be so certified or covered by only one document, but one such Person may certify or give an opinion with respect to some matters and one or more other such Persons as to other matters, and any such Person may certify or give an opinion as to such matters in one or several documents.

(b)   Any certificate or opinion of an officer of the Company may be based, insofar as it relates to legal matters, upon a certificate or opinion of, or representations by, counsel. Any such certificate or Opinion of Counsel may be based, insofar as it relates to factual matters, upon a certificate or opinion of, or representations by, an officer or officers of the Company stating that the information with respect to such factual matters is in the possession of the Company.

(c)   Any certificate, statement or opinion of an officer of the Company or of counsel may be based, insofar as it relates to accounting matters, upon a certificate or opinion of or representations by an accountant or firm of accountants in the employ of the Company. Any certificate or opinion of any independent firm of public accountants filed with the Trustee shall contain a statement that such firm is independent.

(d)   Where any Person is required to make, give or execute two or more applications, requests, consents, certificates, statements, opinions or other instruments under this CVR Agreement, they may, but need not, be consolidated and form one instrument.

Section 1.4   Acts of Holders.

(a)   Any request, demand, authorization, direction, notice, consent, waiver or other action provided by this CVR Agreement to be given or taken by Holders may be embodied in and evidenced by one or more instruments of substantially similar tenor signed by such Holders in person or by an agent duly appointed in writing; and, except as herein otherwise expressly provided, such action shall become effective when such instrument or instruments are delivered to the Trustee and, where it is hereby expressly required, to the Company. Such instrument or instruments (and the action embodied therein and evidenced thereby) are herein sometimes referred to as the “Act” of the Holders signing such instrument or instruments. Proof of execution of any such instrument or of a writing appointing any such agent shall be sufficient for any purpose of this CVR Agreement and (subject to Section 4.1) conclusive in favor of the Trustee and the Company, if made in the manner provided in this Section 1.4. The Company may set a record date for purposes of determining the identity of Holders entitled to vote or consent to any action by vote or consent authorized or permitted under this CVR Agreement. If not previously set by the Company, (i) the record date for determining the Holders entitled to vote at a meeting of the Holders shall be the date preceding the date notice of such meeting is mailed to the Holders, or if notice is not given, on the day next preceding the day such meeting is held, and (ii) the record date for determining the Holders entitled to consent to any action in writing without a meeting shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the Company. If a record date is fixed, those Persons who were Holders of Securities at such record date (or their duly designated proxies), and only those

Persons, shall be entitled to take such action by vote or consent or, except with respect to clause (d) below, to revoke any vote or consent previously given, whether or not such Persons continue to be Holders after such record date. No such vote or consent shall be valid or effective for more than one hundred twenty (120) days after such record date.

(b)   The fact and date of the execution by any Person of any such instrument or writing may be proved in any reasonable manner which the Trustee deems sufficient.

(c)   The ownership of Securities shall be proved by the Security Register. Neither the Company nor the Trustee nor any agent of the Company or the Trustee shall be affected by any notice to the contrary.

(d)   At any time prior to (but not after) the evidencing to the Trustee, as provided in this Section 1.4, of the taking of any action by the Holders of the Securities specified in this CVR Agreement in connection with such action, any Holder of a Security the serial number of which is shown by the evidence to be included among the serial numbers of the Securities the Holders of which have consented to such action may, by filing written notice at the Corporate Trust Office and upon proof of holding as provided in this Section 1.4, revoke such action so far as concerns such Security. Any request, demand, authorization, direction, notice, consent, waiver or other action by the Holder of any Security shall bind every future Holder of the same Security or the Holder of every Security issued upon the registration of transfer thereof or in exchange therefor or in lieu thereof, in respect of anything done, suffered or omitted to be done by the Trustee, any Paying Agent or the Company in reliance thereon, whether or not notation of such action is made upon such Security.

Section 1.5   Notices, etc., to Trustee and Company. Any request, demand, authorization, direction, notice, consent, waiver or Act of Holders or other document provided or permitted by this CVR Agreement to be made upon, given or furnished to, or filed with:

(a)   the Trustee by any Holder or by the Company shall be sufficient for every purpose hereunder if made, given, furnished or filed, in writing, to or with the Trustee at its Corporate Trust Office; or

(b)   the Company by the Trustee or by any Holder shall be sufficient for every purpose hereunder if in writing and mailed, first-class postage prepaid, to the Company addressed to it at:

Bristol-Myers Squibb Company
430 E. 29th Street, 14th Floor
New York, New York 10016
Attn: Executive Vice President, General Counsel

with copies to (which shall not constitute notice):

Bristol-Myers Squibb Company
Route 206 & Province Line Road
Princeton, New Jersey 08540
Attn: Senior Vice President and Deputy General Counsel, Transactional Practice Group

and

Kirkland & Ellis LLP
601 Lexington Avenue
New York, New York 10022

Attn:	David Fox, P.C. Daniel Wolf, P.C. Jonathan Davis, P.C.

or at any other address previously furnished in writing to the Trustee by the Company.

Section 1.6   Notice to Holders; Waiver.

(a)   Where this CVR Agreement provides for notice to Holders of any event, such notice shall be sufficiently given (unless otherwise herein expressly provided) if in writing and mailed, first-class postage prepaid, to each Holder affected by such event, at the Holder’s address as it appears in the Security Register, not later than the latest date, and not earlier than the earliest date, prescribed for the giving of such notice. In any case where notice to Holders is given by mail, neither the failure to mail such notice, nor any defect in any notice so mailed, to any particular Holder shall affect the sufficiency of such notice with respect to other Holders. Where this CVR Agreement provides for notice in any manner, such notice may be waived in writing by the Person entitled to receive such notice, either before or after the event, and such waiver shall be the equivalent of such notice. Waivers of notice by Holders shall be filed with the Trustee, but such filing shall not be a condition precedent to the validity of any action taken in reliance upon such waiver.

(b)   In case by reason of the suspension of regular mail service or by reason of any other cause, it shall be impracticable to mail notice of any event as required by any provision of this CVR Agreement, then any method of giving such notice as shall be satisfactory to the Trustee shall be deemed to be a sufficient giving of such notice.

Section 1.7   Conflict with Trust Indenture Act. If any provision hereof limits, qualifies or conflicts with another provision hereof which is required to be included in this CVR Agreement by any of the provisions of the Trust Indenture Act, such required provision shall control.

Section 1.8   Effect of Headings and Table of Contents. The Article and Section headings herein and the Table of Contents are for convenience only and shall not affect the construction hereof.

Section 1.9   Benefits of Agreement. Nothing in this CVR Agreement or in the Securities, express or implied, shall give to any Person (other than the Parties hereto and their successors hereunder, any Paying Agent and the Holders) any benefit or any legal or equitable right, remedy or claim under this CVR Agreement or under any covenant or provision herein contained, all such covenants and provisions being for sole benefit of the Parties hereto and their successors, any Paying Agent and of the Holders.

Section 1.10   Governing Law. THIS CVR AGREEMENT AND ALL SUITS, ACTIONS, PROCEEDINGS, CLAIMS AND CAUSES OF ACTION (WHETHER IN CONTRACT OR TORT) BASED UPON, ARISING OUT OF OR RELATING TO THIS CVR AGREEMENT, THE NEGOTIATION, EXECUTION OR PERFORMANCE OF THIS CVR AGREEMENT OR THE SECURITIES, SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK INCLUDING SECTIONS 5-1401 AND 5-1402 OF THE NEW YORK GENERAL OBLIGATIONS LAW WITHOUT REGARD TO THE CONFLICT OF LAWS PRINCIPLES THEREOF. EACH OF THE COMPANY, THE TRUSTEE AND EACH OF THE HOLDERS BY THEIR ACCEPTANCE OF THE SECURITIES, HEREBY IRREVOCABLY SUBMITS TO THE EXCLUSIVE JURISDICTION OF ANY NEW YORK STATE COURT SITTING IN THE BOROUGH OF MANHATTAN IN THE CITY OF NEW YORK OR ANY FEDERAL COURT SITTING IN THE BOROUGH OF MANHATTAN IN THE CITY OF NEW YORK IN RESPECT OF ANY SUIT, ACTION, PROCEEDING, CLAIM OR CAUSE OF ACTION (WHETHER IN CONTRACT OR TORT) BASED UPON, ARISING OUT OF OR RELATING TO THIS CVR AGREEMENT, THE NEGOTIATION, EXECUTION OR PERFORMANCE OF THIS CVR AGREEMENT OR THE SECURITIES, AND IRREVOCABLY ACCEPTS FOR ITSELF AND IN RESPECT OF ITS PROPERTY, GENERALLY AND UNCONDITIONALLY, JURISDICTION OF THE AFORESAID COURTS. EACH OF THE COMPANY AND THE TRUSTEE AGREES THAT PROCESS MAY BE SERVED UPON THEM IN ANY MANNER AUTHORIZED BY THE LAWS OF THE STATE OF NEW YORK FOR SUCH PERSONS AND IRREVOCABLY WAIVES, TO THE FULLEST EXTENT IT MAY EFFECTIVELY DO SO UNDER APPLICABLE LAW, ANY OBJECTION IT MAY NOW OR HEREAFTER HAVE TO SUCH SERVICE OF PROCESS, THE LAYING OF THE VENUE OF ANY SUCH SUIT, ACTION OR PROCEEDING BROUGHT IN ANY SUCH COURT AND ANY CLAIM THAT ANY SUCH SUIT, ACTION OR PROCEEDING BROUGHT IN ANY SUCH COURT HAS BEEN BROUGHT IN AN INCONVENIENT FORUM.

Section 1.11   Legal Holidays. In the event that the Milestone Payment Date shall not be a Business Day, then (notwithstanding any provision of this CVR Agreement or the Securities to the contrary) payment on the Securities need not be made on such date, but may be made, without the accrual of any interest thereon, on the next succeeding Business Day with the same force and effect as if made on the Milestone Payment Date.

Section 1.12   Separability Clause. In case any provision in this CVR Agreement or in the CVRs shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

Section 1.13   No Recourse Against Others. A director, officer, employee, agent or representative of the Company or any Affiliate of the Company or the Trustee shall not have any liability for any obligations of the Company or the Trustee under the Securities or this CVR Agreement or for any claim based on, in respect of or by reason of such obligations or their creation. By accepting a Security each Holder waives and releases all such liability and all such claims. The waiver and release are part of the consideration for the issue of the Securities.

Section 1.14   Counterparts. This CVR Agreement shall be signed in any number of counterparts with the same effect as if the signatures to each counterpart were upon a single instrument, and all such counterparts together shall be deemed an original of this CVR Agreement.

Section 1.15   Acceptance of Trust. [            ], the Trustee named herein, hereby accepts the trusts in this CVR Agreement declared and provided, upon the terms and conditions set forth herein.

Section 1.16   Termination. This CVR Agreement will, automatically and without any further action of any Party, terminate and be of no force or effect, and the Parties hereto shall have no liability or obligations hereunder, at the following time (the “Termination Date”): (a) if as of the end of the day on the Initial Milestone Target Date, either the JCAR017 Milestone or the Ozanimod Milestone has not occurred, 12:01 a.m. New York City time on the calendar day following the Initial Milestone Target Date, (b) if both the JCAR017 Milestone and the Ozanimod Milestone have occurred on or prior to the Initial Milestone Target Date but, as of the end of the day on the BB2121 Milestone Target Date, the BB2121 Milestone has not occurred, 12:01 a.m. New York City time on the calendar day following the BB2121 Milestone Target Date or (c) if the Milestone has been achieved, the calendar day following the date on which the Trustee has paid the Milestone Payment to the Holders in accordance with Section 3.1(c); provided, however, that (A) Sections 1.5, 1.6, 1.7, 1.8, 1.9, 1.10, 1.12, 1.13, 4.7, 7.5, 7.9, 7.10, Article 8, this Section 1.16 and Section 1.1 (to the extent related to the foregoing) shall survive termination of this CVR Agreement in accordance with their terms; and (B) the termination of this Agreement shall not relieve any Party of any liability arising from any material breach of its obligations under this CVR Agreement occurring prior to the Termination Date.

ARTICLE 2
SECURITY FORMS

Section 2.1   Forms Generally.

(a)   (i)    The Global Securities and the Trustee’s certificate of authentication shall be in substantially the forms set forth in Annex A, attached hereto and incorporated herein by this reference, with such appropriate insertions, omissions, substitutions and other variations as are required or permitted by this CVR Agreement and may have such letters, numbers or other marks of identification and such legends or endorsements placed thereon as may be required to comply with the rules of any securities exchange or as may be required by Law or any rule or regulation pursuant thereto, all as may be determined by the officers executing such Global Securities, as evidenced by their execution of the Global Securities. Any portion of the text of any Global Security may be set forth on the reverse thereof, with an appropriate reference thereto on the face of the Global Security.

(ii)   The Global Securities shall be typewritten, printed, lithographed or engraved on steel engraved borders or produced by any combination of these methods or may be produced in any other manner permitted by the rules of any securities exchange on which the Securities may be listed, all as determined by the officers executing such Global Securities, as evidenced by their execution of such Global Securities.

(b)   The Direct Registration Securities shall be uncertificated and shall be evidenced by the Direct Registration System maintained by the Security Registrar.

ARTICLE 3
THE SECURITIES

Section 3.1   Title and Terms.

(a)   The aggregate number of CVRs which may be authenticated, as applicable, and delivered under this CVR Agreement is limited to a number equal to [_____], except for Securities authenticated, as applicable, and delivered upon registration of transfer of, or in exchange for, or in lieu of, other Securities pursuant to Section 3.5, 3.6 or 6.6. From and after the Merger Effective Time, the Company shall not be permitted to issue any CVRs that have the right to receive any portion of the Milestone Payment, except as provided and in accordance with the terms and conditions of the Merger Agreement.

(b)   The Securities shall be known and designated as the “Series B Contingent Value Rights” of the Company.

(c)   If the Milestone is achieved, then, on or prior to the Milestone Payment Date, the Company shall pay, or cause to be paid, to the Trustee, by wire transfer to the account designated in writing by the Trustee, an amount equal to the product of (A) the Milestone Payment, multiplied by (B) the number of Securities Outstanding as of such time (the “Aggregate Milestone Payment”), and the Trustee shall promptly (and in any event within two (2) Business Days of the receipt of the Aggregate Milestone Payment from the Company) pay to each Holder of record of the Securities as of 5:00 p.m. New York City time, three (3) Business Days prior to the Milestone Payment Date (the “Milestone Payment Record Date”) an amount equal to the product of (x) the Milestone Payment, multiplied by (y) the number of Securities held of record by such Holder as of the Milestone Payment Record Date. Subject to Section 1.16, the Company’s obligations to pay the Milestone Payment shall terminate in its entirety on the Termination Date.

(d)   The Holders of the CVRs, by acceptance thereof, agree that no joint venture, partnership or other fiduciary relationship is created hereby or by the Securities.

(e)   Other than in the case of interest on amounts due and payable after the occurrence of an Event of Default, no interest or dividends shall accrue on any amounts payable in respect of the CVRs.

(f)   The Parties hereto agree to treat the CVRs for all Tax purposes as additional consideration for the shares of Common Stock, the Company Stock Options, the Company RSU Awards, the Company PSU Awards and Company RSAs, as applicable, pursuant to the Merger Agreement, and none of the Parties hereto will take any position to the contrary on any Tax Return or for other Tax purposes except as otherwise required by applicable Law. The Company shall report imputed interest on the CVRs pursuant to Section 483 of the Code, except as otherwise required by applicable Law.

(g)   The CVRs and any interest thereon may be sold, assigned, pledged encumbered or in any manner transferred or disposed of, in whole or in part, only in compliance with applicable United States federal and state securities Laws and, to the extent applicable, in accordance with Section 3.5.

(h)   The Holder of any CVR is not, and shall not, by virtue thereof, be entitled to any rights of a holder of any Voting Securities or other equity security or other ownership interest of the Company, in any constituent company to the Merger or in any of their respective Affiliates, either at Law or in equity, and the rights of the Holders are limited to those contractual rights expressed in this CVR Agreement.

(i)   Except as provided in this CVR Agreement, none of the Company or any of its Affiliates shall have any right to set-off any amounts owed or claimed to be owed by any Holder to any of them against such Holder’s Securities or the Milestone Payment or other amount payable to such Holder in respect of such Securities.

Section 3.2   Registrable Form. The Securities shall be issuable only in registered form. The CVRs shall be issued initially in the form of (a) one or more permanent Global Securities, deposited with the Trustee, as the custodian for The Depository Trust Company, its nominees and successors (the “Depositary”), or (b) one or more Direct Registration Securities. Each Global Security will represent such of the outstanding CVRs as will be specified therein and each shall provide that it represents the aggregate number of outstanding CVRs from time to time endorsed thereon and that the aggregate number of outstanding CVRs represented thereby may from time to time be reduced or increased, as appropriate, to reflect exchanges and/or issuances as provided and in accordance with the terms and conditions of the Merger Agreement.

Section 3.3   Execution, Authentication, Delivery and Dating.

(a)   The Global Securities shall be executed on behalf of the Company by its chairman of the Board of Directors, its chief executive officer, any President or Vice President or any other individual duly authorized to act on behalf of the Company for such purpose or any general purpose, but need not be attested. The signature of any of these individuals on the Global Securities may be manual or facsimile.

(b)   Global Securities bearing the manual or facsimile signatures of individuals who were, at the time of execution, the proper officers of the Company shall bind the Company, notwithstanding that such individuals or any of them have ceased to hold such offices prior to the authentication and delivery of such Global Securities or did not hold such offices at the date of such Global Securities.

(c)   At any time and from time to time after the execution and delivery of this CVR Agreement, the Company may deliver a Company Order for the authentication, as applicable, and delivery of Securities, and the Trustee, in accordance with such Company Order, shall authenticate, as applicable, and deliver such Securities as provided in this CVR Agreement and not otherwise. In the case of Global Securities, such Company Order shall be accompanied by Global Securities executed by the Company and delivered to the Trustee for authentication in accordance with such Company Order.

(d)   Each Global Security shall be dated the date of its authentication.

(e)   No Global Security shall be entitled to any benefit under this CVR Agreement or be valid or obligatory for any purpose unless there appears on such Security a certificate of authentication substantially in the form provided for herein duly executed by the Trustee, by manual or facsimile signature of an authorized officer, and such certificate upon any Security shall be conclusive evidence, and the only evidence, that such Global Security has been duly authenticated and delivered hereunder and that the Holder is entitled to the benefits of this CVR Agreement.

(f)   Direct Registration Securities need not be authenticated, and shall be valid and obligatory for all purposes and shall entitle each Holder thereof to all benefits of this CVR Agreement.

Section 3.4   [Intentionally Omitted].

Section 3.5   Registration, Registration of Transfer and Exchange.

(a)   The Company shall cause to be kept at the office of the Trustee a register (the register maintained in such office and in any other office or agency designated pursuant to Section 7.2 being herein sometimes referred to as the “Security Register”) in which, subject to such reasonable regulations as it may prescribe, the Company shall provide for the registration of Securities and of transfers of Securities. The Trustee is hereby initially appointed “Security Registrar” for the purpose of registering Securities and transfers of Securities as herein provided.

(b)   (i)    A Global Security may not be transferred except as a whole by the Depositary to a nominee of the Depositary, by a nominee of the Depositary to the Depositary or to another nominee of the Depositary, or by the Depositary or any such nominee to a successor Depositary or a nominee of such successor Depositary. All Global Securities will be exchanged by the Company for Direct Registration Securities if (1) the Company delivers to the Security Registrar notice from the Depositary that it is unwilling or unable to continue to act as Depositary or that it is no longer a clearing agency registered under the Exchange Act and, in either case, a successor Depositary is not appointed by the Company within 120 days after the date of such notice from the Depositary, (2) the Company in its sole discretion determines that the Global Securities (in whole but not in part) should be exchanged for Direct Registration Securities and delivers a written notice to such effect to the Security Registrar or (3) an Event of Default has occurred and is continuing and the Security Registrar has received a request from the Depositary to issue Direct Registration Securities. Upon the occurrence of either of the preceding events in (1) or (2) above, Direct Registration Securities shall be issued in such names as the Depositary shall instruct the Trustee. Global Securities also may be exchanged or replaced, in whole or in part, as provided in Section 3.6 hereof. Every Global Security authenticated and delivered in exchange for, or in lieu of, a Global Security or any portion thereof, pursuant to this Sections 3.5 or 3.6 hereof, shall be authenticated and delivered in the form of, and shall be, a Global Security. A Global Security may not be exchanged for another Global Security other than as provided in this Section 3.5(b)(i), however, beneficial interests in a Global Security may be transferred and exchanged as provided in Section 3.5(b)(ii) or (iii) hereof.

(ii)   The transfer and exchange of beneficial interests in the Global Securities will be effected through the Depositary, in accordance with the provisions of this CVR Agreement and the Applicable Procedures. Beneficial interests in any Global Security may be transferred to Persons who take delivery thereof in the form of a beneficial interest in Global Security. No written orders or instructions shall be required to be delivered to the Security Registrar to effect the transfers described in this Section 3.5(b)(ii).

(iii)   If any holder of a beneficial interest in a Global Security proposes to exchange such beneficial interest for a Direct Registration Security or to transfer such beneficial interest to a Person who takes delivery thereof in the form of a Direct Registration Security, then the Security Registrar will cause the aggregate number of CVRs represented by the applicable Global Security to be reduced accordingly pursuant to Section 3.5(b)(vi) hereof, and the Security Registrar will deliver to the Person designated in the instructions a Direct Registration Security in the appropriate number of CVRs. Any Direct Registration Security issued in exchange for a beneficial interest pursuant to this Section 3.5(b)(iii) will be registered in such name or names and in such authorized denomination or denominations as the holder of such beneficial interest requests through instructions to the Security Registrar from or through the Depositary and the Participant or Indirect Participant.

(iv)   A Holder of a Direct Registration Security may exchange such Direct Registration Security for a beneficial interest in a Global Security or transfer such Direct Registration Security to a Person who takes delivery thereof in the form of a beneficial interest in a Global Security at any time. Upon receipt of a request for such an exchange or transfer, the Security Registrar will cancel the applicable Direct Registration Security and increase or cause to be increased the aggregate number of CVRs represented by one of the Global Securities.

(v)   Upon request by a Holder of Direct Registration Securities and such Holder’s compliance with the provisions of this Section 3.5(b)(v), the Security Registrar will register the transfer or exchange of Direct Registration Securities. Prior to such registration of transfer or exchange, the requesting Holder must present to the Security Registrar a written instruction of transfer in form satisfactory to the Security Registrar duly executed by such Holder or by its attorney, duly authorized in writing. A Holder of Direct Registration Securities may transfer such Direct Registration Securities to a Person who takes delivery thereof in the form of Direct Registration Securities. Upon receipt of a request to register such a transfer, the Security Registrar shall register the Direct Registration Securities pursuant to the instructions from the Holder thereof.

(vi)   At such time as all beneficial interests in a particular Global Security have been exchanged for Direct Registration Securities or a particular Global Security has been repurchased or canceled in whole and not in part, each such Global Security will be returned to or retained and canceled by the Security Registrar in accordance with Section 3.9 hereof. At any time prior to such cancellation, if any beneficial interest in a Global Security is exchanged for or transferred to a Person who will take delivery thereof in the form of a beneficial interest in another Global Security or for Direct Registration Securities, the aggregate number of CVRs represented by such Global Security will be reduced accordingly and an endorsement will be made on such Global Security by the Security Registrar or by the Depositary at the direction of the Security Registrar to reflect such reduction; and if the beneficial interest is being exchanged for or transferred to a Person who will take delivery thereof in the form of a beneficial interest in another Global Security, such other Global Security will be increased accordingly and an endorsement will be made on such Global Security by the Security Registrar or by the Depositary at the direction of the Security Registrar to reflect such increase.

(vii)   (A)   To permit registrations of transfers and exchanges, the Company will execute and the Trustee will authenticate Global Securities upon receipt of a Company Order in accordance with Section 3.3 hereof or at the Security Registrar’s request.

(B)   No service charge will be made to a Holder of a beneficial interest in a Global Security or to a Holder of a Direct Registration Security for any registration of transfer or exchange, but the Company may require payment of a sum sufficient to cover any transfer tax or similar governmental charge payable in connection therewith.

(C)   All Global Securities and Direct Registration Securities issued upon any registration of transfer or exchange of Global Securities or Direct Registration Securities will be the valid obligations of the Company, evidencing the same rights, and entitled to the same benefits under this CVR Agreement, as the Global Securities or Direct Registration Securities surrendered upon such registration of transfer or exchange.

(D)   The Trustee will authenticate Global Securities in accordance with the provisions of Section 3.3 hereof.

Section 3.6   Mutilated, Destroyed, Lost and Stolen Securities.

(a)   If (i) any mutilated Global Security is surrendered to the Trustee, or (ii) the Company and the Trustee receive evidence to their satisfaction of the destruction, loss or theft of any Global Security, and there is delivered to the Company and the Trustee such security or indemnity as may be required by them to save each of them harmless, then, in the absence of notice to the Company or the Trustee that such Global Security has been acquired by a bona fide purchaser, the Company shall execute and, upon delivery of a Company Order, the Trustee shall authenticate, as applicable, and deliver, in exchange for any such mutilated Global Security or in lieu of any such destroyed, lost or stolen Global Security, a new CVR, in the form of either a Global Security or a Direct Registration Security, of like tenor and amount of CVRs, bearing a number not contemporaneously outstanding.

(b)   In case any such mutilated, destroyed, lost or stolen Global Security has become or is to become finally due and payable within fifteen (15) days, the Company in its discretion may, instead of issuing a new CVR, pay to the Holder of such Security on the Milestone Payment Date all amounts due and payable with respect thereto.

(c)   Every new Security issued pursuant to this Section 3.6 in lieu of any destroyed, lost or stolen Global Security shall constitute an original additional contractual obligation of the Company, whether or not the destroyed, lost or stolen Global Security shall be at any time enforceable by anyone, and shall be entitled to all benefits of this CVR Agreement equally and proportionately with any and all other Securities duly issued hereunder.

(d)   The provisions of this Section 3.6 are exclusive and shall preclude (to the extent lawful) all other rights and remedies with respect to the replacement or payment of mutilated, destroyed, lost or stolen Global Securities.

Section 3.7   Payments with respect to CVRs. Payment of any amounts pursuant to the CVRs shall be made in such coin or currency of the United States of America as at the time is legal tender for the payment of public and private debts. The Company may, at its option, pay such amounts by wire transfer or check payable in such money.

Section 3.8   Persons Deemed Owners. Prior to the time of due presentment for registration of transfer, the Company, the Trustee and any agent of the Company or the Trustee may treat the Person in whose name any Security is registered as the owner of such Security for the purpose of receiving payment on such Security and for all other purposes whatsoever, whether or not such Security be overdue, and neither the Company, the Trustee nor any agent of the Company or the Trustee shall be affected by notice to the contrary.

Section 3.9   Cancellation. All Securities surrendered for payment, registration of transfer or exchange shall, if surrendered to any Person other than the Trustee, be delivered to the Trustee and shall be promptly canceled by it. The Company may at any time deliver to the Trustee for cancellation any Global Securities previously authenticated and delivered hereunder which the Company may have acquired in any manner whatsoever, and all Global Securities so delivered shall be promptly canceled by the Trustee. No Securities shall be authenticated in lieu of or in exchange for any Securities canceled as provided in this Section, except as expressly permitted by this CVR Agreement. All cancelled Global Securities held by the Trustee shall be destroyed and a certificate of destruction shall be issued by the Trustee to the Company, unless otherwise directed by a Company Order.

Section 3.10   CUSIP Numbers. The Company in issuing the CVRs may use “CUSIP” numbers (if then generally in use), and, if so, the Trustee shall use “CUSIP” numbers in notices to the Holders as a convenience to the Holders; provided that any such notice may state that no representation is made as to the correctness of such numbers either as printed on the CVRs or as contained in any notices and that reliance may be placed only on the other identification numbers printed on the CVRs, and any such notice shall not be affected by any defect in or omission of such numbers. The Company will promptly notify the Trustee of any change in the “CUSIP” numbers.

ARTICLE 4
THE TRUSTEE

Section 4.1   Certain Duties and Responsibilities.

(a)   With respect to the Holders, the Trustee, prior to the occurrence of an Event of Default (as defined in Section 8.1) with respect to the Securities and after the curing or waiving of all Events of Default which may have occurred, undertakes to perform such duties and only such duties as are specifically set forth in this CVR Agreement and no implied covenants shall be read into this CVR Agreement against the Trustee. In case an Event of Default with respect to the Securities has occurred (which has not been cured or waived), the Trustee shall exercise such of the rights and powers vested in it by this CVR Agreement, and use the same degree of care and skill in their exercise, as a reasonably prudent person would exercise or use under the circumstances in the conduct of his or her own affairs.

(b)   In the absence of bad faith on its part, prior to the occurrence of an Event of Default and after the curing or waiving of all such Events of Default which may have occurred, the Trustee may conclusively rely, as to the truth of the statements and the correctness of the opinions expressed therein, upon certificates or opinions furnished to the Trustee which conform to the requirements of this CVR Agreement; but in the case of any such certificates or opinions which by any provision hereof are specifically required to be furnished to the Trustee, the Trustee shall be under a duty to examine the same to determine whether or not they conform to the requirements of this CVR Agreement.

(c)   No provision of this CVR Agreement shall be construed to relieve the Trustee from liability for its own negligent action, its own negligent failure to act, or its own willful misconduct, except that (i) this Subsection (c) shall not be construed to limit the effect of Subsections (a) and (b) of this Section 4.1; (ii) the Trustee shall not be liable for any error of judgment made in good faith by a Responsible Officer, unless it shall be proved that the Trustee was negligent in ascertaining the pertinent facts; and (iii) the Trustee shall not be liable with respect to any action taken or omitted to be taken by it in good faith in accordance with the direction of the Holders pursuant to Section 8.9 relating to the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred upon the Trustee, under this CVR Agreement.

(d)   Whether or not therein expressly so provided, every provision of this CVR Agreement relating to the conduct or affecting the liability of or affording protection to the Trustee shall be subject to the provisions of this Section 4.1.

Section 4.2   Certain Rights of Trustee. Subject to the provisions of Section 4.1, including the duty of care that the Trustee is required to exercise upon the occurrence of an Event of Default:

(a)   the Trustee may rely and shall be protected in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order, bond, debenture, note, other evidence of indebtedness or other paper or document reasonably believed by it to be genuine and to have been signed or presented by the proper party or parties and the Trustee need not investigate any fact or matter stated in the document;

(b)   any request or direction or order of the Company mentioned herein shall be sufficiently evidenced by a Company Request or Company Order and any resolution of the Board of Directors may be sufficiently evidenced by a Board Resolution and the Trustee shall not be liable for any action it takes or omits to take in good faith reliance thereon;

(c)   whenever in the administration of this CVR Agreement the Trustee shall deem it desirable that a matter be proved or established prior to taking, suffering or omitting any action hereunder, the Trustee (unless other evidence be herein specifically prescribed) may, in the absence of bad faith on its part, rely upon an Officers’ Certificate and the Trustee shall not be liable for any action it takes or omits to take in good faith reliance thereon or an Opinion of Counsel;

(d)   the Trustee may consult with counsel and the written advice of such counsel or any Opinion of Counsel shall be full and complete authorization and protection in respect of any action taken, suffered or omitted by it hereunder in good faith and in accordance with such advice or Opinion of Counsel;

(e)   the Trustee shall be under no obligation to exercise any of the rights or powers vested in it by this CVR Agreement at the request or direction of any of the Holders pursuant to this CVR Agreement, unless such Holders shall have offered to the Trustee reasonable security or indemnity against the costs, expenses and liabilities which might be incurred by it in compliance with such request or direction;

(f)   the Trustee shall not be bound to make any investigation into the facts or matters stated in any resolution, certificate, statement, instrument, opinion, report, notice, request, consent, order, approval, appraisal, bond, debenture, note, coupon, security, or other paper or document, but the Trustee in its discretion may make such further inquiry or investigation into such facts or matters as it may see fit, and if the Trustee shall determine to make such further inquiry or investigation, it shall be entitled to examine the pertinent books and records of the Company, personally or by agent or attorney, as may be reasonably necessary for such inquiry or investigation and in a manner so as to not unreasonably interfere with the normal business operations of the Company or any of its Affiliates; provided, however, that Company shall not be required to provide any books or records to the extent that the provision thereof (i) would, as reasonably determined based on the advice of outside counsel, jeopardize any attorney-client privilege or (ii) would contravene any Law or any contract or agreement to which the Company or any of its Affiliates is subject or bound;

(g)   the Trustee may execute any of the trusts or powers hereunder or perform any duties hereunder either directly or by or through agents or attorneys and the Trustee shall not be responsible for any misconduct or negligence on the part of any agent or attorney appointed with due care by it hereunder;

(h)   the Trustee shall not be liable for any action taken, suffered or omitted to be taken by it in good faith and reasonably believed by it to be authorized or within the discretion or rights or powers conferred upon it by this CVR Agreement; and

(i)   the Trustee shall not be deemed to have notice of any default or Event of Default unless a Responsible Officer of the Trustee has actual knowledge thereof or unless written notice thereof has been received by such Responsible Officer at the offices of the Trustee and such notice references the CVRs and this CVR Agreement and the fact that such notice constitutes notification of default.

Section 4.3   Notice of Default. If a default occurs hereunder with respect to the Securities, the Trustee shall give the Holders notice of any such default actually known to it as and to the extent applicable and provided by the Trust Indenture Act; provided, however, that in the case of any default of the character specified in Section 8.1(b) with respect to the Securities, no notice to Holders shall be given until at least thirty (30) days after the occurrence thereof. For the purpose of this Section 4.3, the term “default” means any event that is, or after notice or lapse of time or both would become, an Event of Default with respect to the Securities.

Section 4.4   Not Responsible for Recitals or Issuance of Securities. The Trustee shall not be accountable for the Company’s use of the Securities. The recitals contained herein and in the Securities, except the Trustee’s certificates of authentication, shall be taken as the statements of the Company, and the Trustee assumes no responsibility for their correctness. The Trustee makes no representations as to the validity or sufficiency of this CVR Agreement or of the Securities.

Section 4.5   May Hold Securities. The Trustee, any Paying Agent, Security Registrar or any other agent of the Company, in its individual or any other capacity, may become the owner or pledgee of Securities, and, subject to Sections 4.8 and 4.13, may otherwise deal with the Company with the same rights it would have if it were not Trustee, Paying Agent, Security Registrar or such other agent.

Section 4.6   Money Held in Trust. Money held by the Trustee in trust hereunder need not be segregated from other funds except to the extent required by Law. The Trustee shall be under no liability for interest on any money received by it hereunder, except as otherwise agreed by the Trustee in writing with the Company.

Section 4.7   Compensation and Reimbursement. The Company agrees:

(a)   to pay to the Trustee from time to time reasonable compensation for all services rendered by it hereunder in such amount as the Company and the Trustee shall agree from time to time (which compensation shall not be limited by any provision of Law in regard to the compensation of a trustee of an express trust);

(b)   except as otherwise expressly provided herein, to reimburse the Trustee upon its request for all reasonable and out-of-pocket expenses, disbursements and advances incurred or made by the Trustee in accordance with any provision of this CVR Agreement (including the reasonable compensation and the reasonable expenses and disbursements of its agents and counsel), except any such expense, disbursement or advance as may be attributable to the Trustee’s negligence, bad faith or willful misconduct; and

(c)   to indemnify the Trustee and each of its agents, officers, directors and employees (each an “indemnitee”) for, and to hold it harmless against, any loss, liability or reasonable and out-of-pocket expense (including reasonable and out-of-pocket attorneys’ fees and expenses) incurred without negligence, bad faith or willful misconduct on its part, arising out of or in connection with the acceptance or administration of this trust and the performance of its duties hereunder, including the reasonable and out-of-pocket costs and expenses of defending itself against any claim or liability in connection with the exercise or performance of any of its powers or duties hereunder. The Company’s payment obligations pursuant to this Section 4.7 shall survive the termination of this CVR Agreement. When the Trustee incurs reasonable and out-of-pocket expenses after the occurrence of an Event of Default specified in Section 8.1(c) or 8.1(d) with respect to the Company, the expenses are intended to constitute expenses of administration under bankruptcy Laws.

Section 4.8   Disqualification; Conflicting Interests.

(a)   If applicable, to the extent that the Trustee or the Company determines that the Trustee has a conflicting interest within the meaning of the Trust Indenture Act, the Trustee shall immediately notify the Company of such conflict and, within ninety (90) days after ascertaining that it has such conflicting interest, either eliminate such conflicting interest or resign to the extent and in the manner provided by, and subject to the provisions of, the Trust Indenture Act and this CVR Agreement. The Company shall take prompt steps to have a successor appointed in the manner provided in this CVR Agreement.

(b)   If the Trustee fails to comply with Section 4.8(a), the Trustee shall, within ten (10) days of the expiration of such ninety (90) day period, transmit a notice of such failure to the Holders in the manner and to the extent provided in the Trust Indenture Act and this CVR Agreement.

(c)   If the Trustee fails to comply with Section 4.8(a) after written request therefore by the Company or any Holder, then any Holder of any Security who has been a bona fide Holder for at least six (6) months may on behalf of himself and all others similarly situated, petition any court of competent jurisdiction for the removal of such Trustee and the appointment of a successor Trustee.

Section 4.9   Corporate Trustee Required; Eligibility. There shall at all times be a Trustee hereunder which satisfies the applicable requirements of Sections 310(a)(1) and (5) of the Trust Indenture Act and has a combined capital and surplus of at least one hundred fifty million dollars ($150,000,000). If such corporation publishes reports of condition at least annually, pursuant to Law or to the requirements of a supervising or examining authority, then for the purposes of this Section 4.9, the combined capital and surplus of such corporation shall be deemed to be its combined capital and surplus as set forth in its most recent report of condition so published. If at any time the Trustee shall cease to be eligible in accordance with the provisions of this Section 4.9, it shall resign immediately in the manner and with the effect hereinafter specified in this Article 4.

Section 4.10   Resignation and Removal; Appointment of Successor.

(a)   No resignation or removal of the Trustee and no appointment of a successor Trustee pursuant to this Article 4 shall become effective until the acceptance of appointment by the successor Trustee under Section 4.11.

(b)   The Trustee, or any trustee or trustees hereafter appointed, may resign at any time by giving written notice thereof to the Company. If an instrument of acceptance by a successor Trustee shall not have been delivered to the Trustee within thirty (30) days after the giving of such notice of resignation, the resigning Trustee may petition any court of competent jurisdiction for the appointment of a successor Trustee.

(c)   The Trustee may be removed at any time by an act of the Majority Holders, delivered to the Trustee and to the Company.

(d)   If at any time:

(i)   the Trustee shall fail to comply with Section 4.8 after written request therefor by the Company or by any Holder who has been a bona fide Holder of a Security for at least six (6) months, or

(ii)   the Trustee shall cease to be eligible under Section 4.9 and shall fail to resign after written request therefor by the Company or by any such Holder, or

(iii)   the Trustee shall become incapable of acting or shall be adjudged a bankrupt or insolvent, or a receiver of the Trustee or of its property shall be appointed, or any public officer shall take charge or control of the Trustee or of its property or affairs for the purpose of rehabilitation, conservation or liquidation, then, in any case, (A) the Company, by a Board Resolution or an action of the chief executive officer of the Company, may remove the Trustee, or (B) the Holder of any Security who has been a bona fide Holder of a Security for at least six (6) months may, on behalf of himself and all others similarly situated, petition any court of competent jurisdiction for the removal of the Trustee and the appointment of a successor Trustee.

(e)   If the Trustee shall resign, be removed or become incapable of acting, or if a vacancy shall occur in the office of Trustee for any cause, the Company, by a Board Resolution or an action of the chief executive officer of the Company, shall promptly appoint a successor Trustee. If, within one year after any removal by the Majority Holders, a successor Trustee shall be appointed by act of the Majority Holders delivered to the Company and the retiring Trustee, then the successor Trustee so appointed shall, forthwith upon its acceptance of such appointment in accordance with Section 4.11, become the successor Trustee and supersede the successor Trustee appointed by the Company. If no successor Trustee shall have been so appointed by the Company or the Majority Holders and accepted appointment within sixty (60) days after the retiring Trustee tenders its resignation or is removed, the retiring Trustee may, or, the Holder of any Security who has been a bona fide Holder for at least six (6) months may on behalf of himself and all others similarly situated, petition any court of competent jurisdiction for the appointment of a successor Trustee.

(f)   The Company shall give notice of each resignation and each removal of the Trustee and each appointment of a successor Trustee by mailing written notice of such event by first-class mail, postage prepaid, to the Holders of Securities as their names and addresses appear in the Security Register. Each notice shall include the name of the successor Trustee and the address of its Corporate Trust Office. If the Company fails to send such notice within ten (10) days after acceptance of appointment by a successor Trustee, it shall not be a default hereunder but the successor Trustee shall cause the notice to be mailed at the expense of the Company.

Section 4.11   Acceptance of Appointment of Successor.

(a)   Every successor Trustee appointed hereunder shall execute, acknowledge and deliver to the Company and to the retiring Trustee an instrument accepting such appointment, and thereupon the resignation or removal of the retiring Trustee shall become effective and such successor Trustee, without any further act, deed or conveyance, shall become vested with all the rights, powers, trusts and duties of the retiring Trustee; but, upon request of the Company or the successor Trustee, such retiring Trustee shall, upon payment of its charges, execute and deliver an instrument transferring to such successor Trustee all the rights, powers and trusts of the retiring Trustee, and shall duly assign, transfer and deliver to such successor

Trustee all property and money held by such retiring Trustee hereunder. Upon request of any such successor Trustee, the Company shall execute any and all instruments for more fully and certainly vesting in and confirming to such successor Trustee all such rights, powers and trusts.

(b)   No successor Trustee shall accept its appointment unless at the time of such acceptance such successor Trustee shall be qualified and eligible under this Article 4.

Section 4.12   Merger, Conversion, Consolidation or Succession to Business. Any corporation into which the Trustee may be merged or converted or with which it may be consolidated, or any corporation resulting from any merger, conversion or consolidation to which the Trustee shall be a party, or any corporation succeeding to all or substantially all of the corporate trust business of the Trustee, by sale or otherwise shall be the successor of the Trustee hereunder, provided such corporation shall be otherwise qualified and eligible under this Article 4, without the execution or filing of any paper or any further act on the part of any of the Parties hereto. In case any Securities shall have been authenticated, but not delivered, by the Trustee then in office, any successor by merger, conversion, sale or consolidation to such authenticating Trustee may adopt such authentication and deliver the Securities so authenticated with the same effect as if such successor Trustee had itself authenticated such Securities; and such certificate shall have the full force which it is anywhere in the Securities or in this CVR Agreement provided that the certificate of the Trustee shall have; provided that the right to adopt the certificate of authentication of any predecessor Trustee shall apply only to its successor or successors by merger, conversion or consolidation.

Section 4.13   Preferential Collection of Claims Against Company. If and when the Trustee shall be or shall become a creditor, directly or indirectly, secured or unsecured, of the Company (or any other obligor upon the Securities), excluding any creditor relationship set forth in Section 311(b) of the Trust Indenture Act, if applicable, the Trustee shall be subject to the applicable provisions of the Trust Indenture Act regarding the collection of claims against the Company (or any such other obligor).

ARTICLE 5
HOLDERS’ LISTS AND REPORTS BY THE TRUSTEE AND COMPANY

Section 5.1   Company to Furnish Trustee Names and Addresses of Holders. The Company will furnish or cause to be furnished to the Trustee (a) promptly after the issuance of the Securities, and semi-annually thereafter, a list, in such form as the Trustee may reasonably require, of the names and addresses of the Holders as of a recent date, and (b) at such times as the Trustee may request in writing, within thirty (30) days after receipt by the Company of any such request, a list, in such form as the Trustee may reasonably require, of the names and addresses of the Holders as of a date not more than fifteen (15) days prior to the time such list is furnished; provided, however, that if and so long as the Trustee shall be the Security Registrar, no such list need be furnished.

Section 5.2   Preservation of Information; Communications to Holders.

(a)   The Trustee shall preserve, in as current a form as is reasonably practicable, the names and addresses of the Holders contained in the most recent list furnished to the Trustee as provided in Section 5.1 and the names and addresses of Holders received by the Trustee in its capacity as Security Registrar. The Trustee may destroy any list furnished to it as provided in Section 5.1 upon receipt of a new list so furnished.

(b)   The rights of the Holders to communicate with other Holders with respect to their rights under this CVR Agreement and the corresponding rights and privileges of the Trustee shall be as provided by Section 312(b)(2) of the Trust Indenture Act, if applicable.

(c)   Every Holder of Securities, by receiving and holding the same, agrees with the Company and the Trustee that neither the Company nor the Trustee shall be deemed to be in violation of Law or held accountable by reason of the disclosure of any such information as to the names and addresses of the Holders made pursuant to the Trust Indenture Act (if applicable) regardless of the source from which such information was derived.

Section 5.3   Reports by Trustee.

(a)   Within sixty (60) days after December 31 of each year commencing with the December 31 following the date of this CVR Agreement, the Trustee shall transmit to all Holders such reports concerning the Trustee and its actions under this CVR Agreement as may be required pursuant to the Trust Indenture Act to the extent and in the manner provided pursuant thereto. The Trustee shall also comply with Section 313(b)(2) of the Trust Indenture Act, if applicable. The Trustee shall also transmit by mail all reports as required by Section 313(c) of the Trust Indenture Act, if applicable.

(b)   A copy of each such report shall, at the time of such transmission to the Holders, be filed by the Trustee with each stock exchange, if any, upon which the Securities are listed, with the Commission and also with the Company. The Company will promptly notify the Trustee when the Securities are listed on any stock exchange.

Section 5.4   Reports by Company.

(a)   The Company shall file with the Trustee, within fifteen (15) days after the Company files or furnishes the same with the Commission, copies of an annual report filed on Form 10-K or a quarterly reports filed on Form 10-Q and of the information, documents and other reports (or copies of such portions of any of the foregoing as the Commission may from time to time by rules and regulations prescribe) which the Company is required to file with the Commission pursuant to Section 13 or Section 15(d) of the Exchange Act (such annual and quarterly reports and required information, documents and other reports, together the “Exchange Act Documents”).

(b)   Delivery of the reports, information and documents described in Section 5.4(a) shall not constitute constructive notice of any information contained therein or determinable there from, including the Company’s compliance with any of its covenants or other obligations hereunder as to which the Trustee is entitled to rely exclusively on Officer’s Certificates.

ARTICLE 6
AMENDMENTS

Section 6.1   Amendments Without Consent of Holders. Without the consent of any Holders, the Company and the Trustee, at any time and from time to time, may enter into one or more amendments hereto or to the Securities, for any of the following purposes:

(a)   to convey, transfer, assign, mortgage or pledge to the Trustee as security for the Securities any property or assets;

(b)   to evidence the succession of another Person to the Company, and the assumption by any such successor of the covenants of the Company herein and in the Securities;

(c)    to add to the covenants of the Company such further covenants, restrictions, conditions or provisions as the Company and the Trustee shall consider to be for the protection of the Holders of Securities, and to make the occurrence, or the occurrence and continuance, of a default in any such additional covenants, restrictions, conditions or provisions an Event of Default permitting the enforcement of all or any of the several remedies provided in this CVR Agreement as herein set forth; provided, that in respect of any such additional covenant, restriction, condition or provision, such amendment may provide for a particular period of grace after default (which period may be shorter or longer than that allowed in the case of other defaults) or may provide for an immediate enforcement upon such an Event of Default or may limit the remedies available to the Trustee upon such an Event of Default or may limit the right of the Majority Holders to waive such an Event of Default;

(d)   to cure any ambiguity, or to correct or supplement any provision herein or in the Securities which may be defective or inconsistent with any other provision herein; provided, that such provisions shall not materially reduce the benefits of this CVR Agreement or the Securities to the Holders;

(e)   to make any other provisions with respect to matters or questions arising under this CVR Agreement; provided, that such provisions shall not adversely affect the interests of the Holders;

(f)   to make any amendments or changes necessary to comply or maintain compliance with the Trust Indenture Act, if applicable; or

(g)   make any other change that does not adversely affect the interests of the Holders.

Promptly following any amendment of this CVR Agreement or the Securities in accordance with this Section 6.1, the Trustee shall notify the Holders of the Securities of such amendment; provided that any failure so to notify the Holders shall not affect the validity of such amendment.

Section 6.2   Amendments with Consent of Holders. With the consent of the Majority Holders, by Act of said Holders delivered to the Company and the Trustee, the Company (when authorized by a Board Resolution or the chief executive officer of the Company) and the Trustee may enter into one or more amendments hereto or to the Securities for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of this CVR Agreement or to the Securities or of modifying in any manner the rights of the Holders under this CVR Agreement or to the Securities; provided, however, that no such amendment shall, without the consent of the Holder of each Outstanding Security affected thereby:

(a)   modify in a manner adverse to the Holders (i) any provision contained herein with respect to the termination of this CVR Agreement or the Securities, (ii) the time for payment and amount of the Milestone Payment, or otherwise extend the time for payment of the Securities or reduce the amounts payable in respect of the Securities or modify any other payment term or payment date;

(b)   reduce the number of CVRs, the consent of whose Holders is required for any such amendment; or

(c)    modify any of the provisions of this Section 6.2, except to increase the percentage of Holders from whom consent or approval is required or to provide that certain other provisions of this CVR Agreement cannot be modified or waived without the consent of the Holder of each Security affected thereby.

It shall not be necessary for any Act of Holders under this Section 6.2 to approve the particular form of any proposed amendment, but it shall be sufficient if such Act shall approve the substance thereof.

Section 6.3   Execution of Amendments. In executing any amendment permitted by this Article 6, the Trustee (subject to Section 4.1) shall be fully protected in relying upon an Opinion of Counsel stating that the execution of such amendment is authorized or permitted by this CVR Agreement. The Trustee shall execute any amendment authorized pursuant to this Article 6 if the amendment does not adversely affect the Trustee’s own rights, duties or immunities under this CVR Agreement or otherwise. Otherwise, the Trustee may, but need not, execute such amendment.

Section 6.4   Effect of Amendments; Notice to Holders.

(a)   Upon the execution of any amendment under this Article, this CVR Agreement and the Securities shall be modified in accordance therewith, and such amendment shall form a part of this CVR Agreement and the Securities for all purposes; and every Holder of Securities theretofore or thereafter authenticated, as applicable, and delivered hereunder shall be bound thereby.

(b)   Promptly after the execution by the Company and the Trustee of any amendment pursuant to the provisions of this Article 6, the Company shall mail a notice thereof by first class mail to the Holders of Securities at their addresses as they shall appear on the Security Register, setting forth in general terms the substance of such amendment. Any failure of the Company to mail such notice, or any defect therein, shall not, however, in any way impair or affect the validity of any such amendment.

Section 6.5   Conformity with Trust Indenture Act. Every amendment executed pursuant to this Article 6 shall conform to the applicable requirements of the Trust Indenture Act, if any.

Section 6.6   Reference in Securities to Amendments. If an amendment changes the terms of a Security, the Trustee may require the Holder of the Security to deliver it to the Trustee. Global Securities authenticated and delivered after the execution of any amendment pursuant to this Article 6 may, and shall if required by the Trustee, bear a notation in form approved by the Trustee as to any matter provided for in such amendment. If the Company shall so determine, new Securities so modified as to conform, in the opinion of the Trustee, on the on hand, and the Board of Directors or the chief executive officer of the Company, on the other hand, to any such amendment may be prepared and executed by the Company, as applicable, and authenticated, as applicable, and delivered by the Trustee in exchange for Outstanding Securities. Failure to make the appropriate notation or to issue a new Security shall not affect the validity of such amendment.

ARTICLE 7
COVENANTS

Section 7.1   Payment of Amounts, if any, to Holders. The Company will duly and punctually pay the amounts, if any, on the Securities in accordance with the terms of this CVR Agreement. Such amounts shall be considered paid on the Milestone Payment Date if on or prior to such date the Company makes, or causes to be made, the payment required pursuant to Section 3.1(c) of this CVR Agreement. Notwithstanding any other provision of this CVR Agreement, the Company or any of its Affiliates, the Trustee or the Paying Agent, shall be entitled to deduct and withhold, or cause to be deducted and withheld, from any amounts payable or otherwise deliverable pursuant to this CVR Agreement to any Person, such amounts as are required to be deducted and withheld therefrom under the Code, or any provision of state, local or foreign Tax Law. To the extent that amounts are so deducted and withheld by the Company or any of its Affiliates, the Trustee or the Paying Agent, such withheld amounts shall be (a) paid over to the applicable Governmental Entity in accordance with applicable Law and (b) treated for all purposes of this CVR Agreement as having been paid to the Person in respect of which such deduction and withholding was made by the Company or any of its Affiliates, the Trustee or the Paying Agent, as the case may be. The consent of Holder shall not be required for any such withholding.

Section 7.2   Maintenance of Office or Agency.

(a)   As long as any of the Securities remain Outstanding, the Company will maintain in the Borough of Manhattan, The City of New York, an office or agency (i) where Securities may be presented or surrendered for payment, (ii) where Securities may be surrendered for registration of transfer or exchange and (iii) where notices and demands to or upon the Company in respect of the Securities and this CVR Agreement may be served. The office or agency of the Trustee at [Address], New York, New York [Zip Code] shall be such office or agency of the Company, unless the Company shall designate and maintain some other office or agency for one or more of such purposes. The Company or any of its Subsidiaries may act as Paying Agent, registrar or transfer agent; provided that such Person shall take appropriate actions to avoid the commingling of funds. The Company will give prompt written notice to the Trustee of any change in the location of any such office or agency. If at any time the Company shall fail to furnish the Trustee with the address thereof, such presentations, surrenders, notices and demands may be made or served at the Corporate Trust Office of the Trustee, and the Company hereby appoints the Trustee as its agent to receive all such presentations, surrenders, notices and demands.

(b)   The Company may from time to time designate one or more other offices or agencies (in or outside of The City of New York) where the Securities may be presented or surrendered for any or all such purposes, and may from time to time rescind such designation; provided, however, that no such designation or rescission shall in any manner relieve the Company of its obligation to maintain an office or agency in the Borough of Manhattan, The City of New York for such purposes. The Company will give prompt written notice to the Trustee of any such designation or rescission and any change in the location of any such office or agency.

Section 7.3   Money for Security Payments to Be Held in Trust.

(a)   If the Company or any of its Subsidiaries shall at any time act as the Paying Agent, it will, on or before the Milestone Payment Date segregate and hold in trust for the benefit of the Holders all sums held by such Paying Agent for payment on the Securities until such sums shall be paid to the Holders as herein provided, and will promptly notify the Trustee of any default by the Company in making payment on the Securities.

(b)   Whenever the Company shall have one or more Paying Agents for the Securities, it will, on or before the Milestone Payment Date deposit with a Paying Agent a sum in same day funds sufficient to pay the amount, if any, so becoming due; such sum to be held in trust for the benefit of the Persons entitled to such amount, and (unless such Paying Agent is the Trustee) the Company will promptly notify the Trustee of such action or any failure so to act.

(c)   The Company will cause each Paying Agent other than the Trustee to execute and deliver to the Trustee an instrument in which such Paying Agent shall agree with the Trustee, subject to the provisions of this Section 7.3, that (i) such Paying Agent will hold all sums held by it for the payment of any amount payable on Securities in trust for the benefit of the Persons entitled thereto until such sums shall be paid to such Persons or otherwise disposed of as herein provided and will notify the Trustee of the sums so held and (ii) that it will give the Trustee notice of any failure by the Company (or by any other obligor on the Securities) to make any payment on the Securities when the same shall be due and payable.

(d)   Any money deposited with the Trustee or any Paying Agent, or then held by the Company, in trust for the payment on any Security and remaining unclaimed for one year after the Milestone Payment Date shall be paid to the Company on Company Request, or (if then held by the Company) shall be discharged from such trust; and the Holder of such Security shall thereafter, as an unsecured general creditor, look only to the Company for payment thereof, and all liability of the Trustee or such Paying Agent with respect to such trust money shall thereupon cease.

Section 7.4   Certain Purchases and Sales. Nothing contained herein shall prohibit the Company or any of its Subsidiaries or Affiliates from acquiring in open market transactions, private transactions or otherwise, any Securities.

Section 7.5   Books and Records. During the term of this Agreement and for a period of three (3) years after the Termination Date, the Company shall use commercially reasonable efforts to keep, and shall cause its Subsidiaries to use commercially reasonable efforts to keep, true, complete and accurate records in reasonably sufficient detail to enable the Holders to determine if the Company has complied with its obligations under this CVR Agreement.

Section 7.6   Listing of CVRs. The Company hereby covenants and agrees to use reasonable best efforts to cause the Securities to be approved for listing (subject to notice of issuance) for trading on the New York Stock Exchange or other national securities exchange and will use its reasonable best efforts to maintain such listing for so long as any CVRs remain Outstanding.

Section 7.7   Product Transfer. If the Company or its Affiliates, directly or indirectly, by a sale or swap of assets, merger, reorganization, joint venture, lease, license or any other transaction or arrangement, sells, transfers, conveys or otherwise disposes of its respective rights in and to any Product to a third party (other than the Company or any of its Subsidiaries), then the applicable Milestone for such Product (e.g., if the Product is BB2121, then the BB2121 Milestone) shall be deemed to have been satisfied for all purposes under this CVR Agreement as of the earlier of the entry into a definitive agreement with respect to, and the consummation of, the transaction or arrangement involving such sale, transfer, conveyance or other disposition; provided, that if such sale, transfer, conveyance or other disposition is permitted by Section 9.1, then Section 9.1 shall govern. For the purposes of clarification, and subject to Section 7.8, the Company may use contract research organizations, contract manufacturing organizations, contract sales organizations, subcontractors and distributors in the ordinary course of business to perform research, development, manufacturing and commercialization activities (including granting an appropriate sublicense to the extent necessary), without triggering the applicable Milestone.

Section 7.8   Diligent Efforts. The Company shall use Diligent Efforts to achieve the Milestone.

Section 7.9   Confidentiality. The Trustee and the Holders hereby agree that any confidential or non-public information they receive from or on behalf of the Company or any Affiliate of the Company, which receipt arises out of the transactions contemplated by this CVR Agreement (the “Confidential Information”), shall: (a) not be used for any purpose other than for purposes permitted under this CVR Agreement; (b) not be used directly or indirectly in any way that is for competitive purposes; and (c) not be disclosed by, and be kept confidential by, such Trustee and the Holders and its directors, officers, members, managers, employees, affiliates and agents (collectively, “Representatives”); provided, however, that any such Confidential Information may be disclosed only to their Representatives who (i) need to know such Confidential Information and (ii) are bound in writing to a non-disclosure agreement no less restrictive than this Section 7.9. It is understood that such Representatives shall be informed by the Trustee or the applicable Holder of the confidential nature of such Confidential Information, and that the Trustee or such Holder, as applicable, shall be responsible for any disclosure or use made by its Representatives in breach of obligations under this CVR Agreement to the same extent as if such disclosure or use had been made directly by the Trustee or such Holder, as applicable. Each of the Trustee and the Holders will as soon as practicable notify the Company of any breach of this CVR Agreement of which they become aware, and will use commercially reasonable efforts to assist and cooperate with the Company in minimizing the consequences of such breach. “Confidential Information” shall not include any information that is (A) publicly available other than because of or related to any disclosure by the Trustee or the Holders or any of their respective Representatives or (B) is lawfully disclosed to the Trustee or Holders by sources (other than the Company or its Affiliates) rightfully in possession of the Confidential Information on a non-confidential basis. If the Trustee, Holders or their respective Representatives are legally required or requested to disclose any Confidential Information, they will in advance of such disclosure, unless otherwise prohibited by Law, promptly notify the Company in writing of such request or requirement so that the Company may seek to avoid or minimize the required disclosure and/or obtain an appropriate protective order or other appropriate relief to ensure that any Confidential Information so disclosed is maintained in confidence to the maximum extent possible by the person receiving the disclosure, or, in the Company’s discretion, to waive compliance with the provisions of this CVR Agreement. In any such case, the Trustee and the Holders agree to cooperate and use reasonable efforts to avoid or minimize the required disclosure and/or obtain such protective order or other relief. If, in the absence of a protective order or the receipt of a waiver hereunder, the Trustee, Holders or their respective Representatives are legally obligated to disclose any Confidential Information, they will disclose only so much thereof to the party compelling disclosure as they believe in good faith, on the basis of advice of counsel, is required by Law. The Trustee and Holders shall give the Company prior written notice of the specific Confidential Information that they believe they are required to disclose under such circumstances. All Confidential Information disclosed by or on behalf of the Company or any of its Affiliates shall be, and shall remain, the property of the Company or such Affiliate.

Section 7.10   Non-Use of Name. Neither the Trustee nor the Holders shall use the name, trademark, trade name, or logo of the Company, its Affiliates or their respective employees, agents or representatives in any publicity or news release relating to this CVR Agreement or its subject matter, without the prior express written permission of the Company.

Section 7.11   Notice of Default. The Company shall file with the Trustee written notice of the occurrence of any Event of Default or other default under this CVR Agreement within five (5) Business Days of its becoming aware of such Event of Default or other default.

ARTICLE 8
REMEDIES OF THE TRUSTEE AND HOLDERS
ON EVENT OF DEFAULT

Section 8.1   Event of Default Defined; Waiver of Default. “Event of Default” with respect to the Securities, means each one of the following events which shall have occurred and be continuing (whatever the reason for such Event of Default and whether it shall be voluntary or involuntary or be effected by operation of Law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body):

(a)   default in the payment by the Company pursuant to the terms of this CVR Agreement of all or any part of the Milestone Payment after a period of ten (10) Business Days after the Milestone Payment shall become due and payable on the Milestone Payment Date; or

(b)   material default in the performance, or breach in any material respect, of any covenant or warranty of the Company in respect of the Securities (other than a covenant or warranty in respect of the Securities, a default in whose performance or whose breach is elsewhere in this Section 8.1 specifically dealt with), and continuance of such default or breach for a period of ninety (90) days after there has been given, by registered or certified mail, to the Company by the Trustee or to the Company and the Trustee by the Majority Holders, a written notice specifying such default or breach and requiring it to be remedied and stating that such notice is a “Notice of Default” hereunder; or

(c)   a court having jurisdiction in the premises shall enter a decree or order for relief in respect of the Company in an involuntary case under any applicable bankruptcy, insolvency or other similar Law now or hereafter in effect, or appointing a receiver, liquidator, assignee, custodian, trustee or sequestrator (or similar official) of the Company or for any substantial part of its property or ordering the winding up or liquidation of its affairs, and such decree or order shall remain unstayed and in effect for a period of ninety (90) consecutive days; or

(d)   the Company shall commence a voluntary case under any applicable bankruptcy, insolvency or other similar Law now or hereafter in effect, or consent to the entry of an order for relief in an involuntary case under any such Law, or consent to the appointment of or taking possession by a receiver, liquidator, assignee, custodian, trustee or sequestrator (or similar official) of the Company or for any substantial part of its property, or make any general assignment for the benefit of creditors.

If an Event of Default described above occurs and is continuing, then, and in each and every such case, either the Trustee by notice in writing to the Company or the Trustee upon the written request of the Majority Holders by notice in writing to the Company (and to the Trustee if given by the Majority Holders), shall bring suit to protect the rights of the Holders, including to obtain payment for any amounts then due and payable, which amounts shall bear interest at the Default Interest Rate from the date such amounts were due and payable hereunder until payment is made to the Trustee.

The foregoing provisions of this Section 8.1, however, are subject to the condition that if, at any time after the Trustee shall have begun such suit, and before any judgment or decree for the payment of the moneys due shall have been obtained or entered as hereinafter provided, the Company shall pay or shall deposit with the Trustee a sum sufficient to pay all amounts which shall have become due (with interest upon such overdue amount at the Default Interest Rate to the date of such payment or deposit) and such amount as shall be sufficient to cover reasonable compensation to the Trustee, its agents, attorneys and counsel, and all other expenses and liabilities incurred and all advances made, by the Trustee, and if any and all Events of Default under this CVR Agreement shall have been cured, waived or otherwise remedied as provided herein, then and in every such case the Majority Holders, by written notice to the Company and to the Trustee, may waive all defaults with respect to the Securities, but no such waiver or rescission and annulment shall extend to or shall affect any subsequent default or shall impair any right consequent thereof.

Section 8.2   Collection by the Trustee; the Trustee May Prove Payment Obligations. The Company covenants that in case default shall be made in the payment of all or any part of the Securities when the same shall have become due and payable, whether at the Milestone Payment Date or otherwise, then upon demand of the Trustee, the Company will pay to the Trustee for the benefit of the Holders of the Securities the whole amount that then shall have become due and payable on all Securities (with interest from the date due and payable to the date of such payment upon the overdue amount at the Default Interest Rate); and in addition thereto, such further amount as shall be sufficient to cover the costs and expenses of collection, including reasonable compensation to the Trustee and each predecessor Trustee, their respective agents, attorneys and counsel, and any expenses and liabilities incurred, and all advances made, by the Trustee and each predecessor Trustee, except as a result of its negligence, bad faith or willful misconduct.

The Trustee may in its discretion proceed to protect and enforce its rights and the rights of the Holders by such appropriate judicial proceedings as the Trustee shall deem most effectual to protect and enforce any such rights, whether for the specific enforcement of any covenant or agreement in this CVR Agreement or in aid of the exercise of any power granted herein, or to enforce any other remedy.

In case the Company shall fail forthwith to pay such amounts upon such demand, the Trustee, in its own name and as trustee of an express trust, shall be entitled and empowered to institute any action or proceedings at Law or in equity for the collection of the sums so due and unpaid, and may prosecute any such action or proceedings to judgment or final decree, and may enforce any such judgment or final decree against the Company or other obligor upon such Securities and collect in the manner provided by Law out of the property of the Company or other obligor upon such Securities, wherever situated, the moneys adjudged or decreed to be payable.

In any judicial proceedings relative to the Company or other obligor upon the Securities, irrespective of whether any amount is then due and payable with respect to the Securities, the Trustee is authorized:

(a)   to file and prove a claim or claims for the whole amount owing and unpaid in respect of the Securities, and to file such other papers or documents as may be necessary or advisable in order to have the claims of the Trustee (including any claim for reasonable compensation to the Trustee and each predecessor Trustee, and their respective agents, attorneys and counsel, and for reimbursement of all expenses and liabilities incurred, and all advances made, by the Trustee and each predecessor Trustee, except as a result of negligence, bad faith or willful misconduct) and of the Holders allowed in any judicial proceedings relative to the Company or other obligor upon the Securities, or to their respective property;

(b)   unless prohibited by and only to the extent required by applicable Law, to vote on behalf of the Holders in any election of a trustee or a standby trustee in arrangement, reorganization, liquidation or other bankruptcy or insolvency proceedings or person performing similar functions in comparable proceedings; and

(c)   to collect and receive any moneys or other property payable or deliverable on any such claims, and to distribute all amounts received with respect to the claims of the Holders and of the Trustee on their behalf; and any trustee, receiver, or liquidator, custodian or other similar official is hereby authorized by each of the Holders to make payments to the Trustee, and, in the event that the Trustee shall consent to the making of payments directly to the Holders, to pay to the Trustee such amounts as shall be sufficient to cover reasonable compensation to the Trustee, each predecessor Trustee and their respective agents, attorneys and counsel, and all other expenses and liabilities incurred, and all advances made, by the Trustee and each predecessor Trustee, except as a result of its negligence, bad faith or willful misconduct, and all other amounts due to the Trustee or any predecessor Trustee pursuant to Section 4.6. To the extent that such payment of reasonable compensation, expenses, disbursements, advances and other amounts out of the estate in any such proceedings shall be denied for any reason, payment of the same shall be secured by a lien on, and shall be paid out of, any and all distributions, dividends, moneys, securities and other property which the Holders may be entitled to receive in such proceedings, whether in liquidation or under any plan of reorganization or arrangement or otherwise.

Nothing herein contained shall be deemed to authorize the Trustee to authorize or consent to or vote for or accept or adopt on behalf of any Holder any plan of reorganization, arrangement, adjustment or composition affecting the Securities, or the rights of any Holder thereof, or to authorize the Trustee to vote in respect of the claim of any Holder in any such proceeding except, as aforesaid, to vote for the election of a trustee in bankruptcy or similar person.

All rights of action and of asserting claims under this CVR Agreement, or under any of the Securities, may be enforced by the Trustee without the possession of any of the Securities or the production thereof and any trial or other proceedings instituted by the Trustee shall be brought in its own name as trustee of an express trust, and any recovery of judgment, subject to the payment of the expenses, disbursements and compensation of the Trustee, each predecessor Trustee and their respective agents and attorneys, shall be for the ratable benefit of the Holders.

In any proceedings brought by the Trustee (and also any proceedings involving the interpretation of any provision of this CVR Agreement to which the Trustee shall be a party) the Trustee shall be held to represent all the Holders, and it shall not be necessary to make any Holders of such Securities parties to any such proceedings.

Section 8.3   Application of Proceeds. Any monies collected by the Trustee pursuant to this Article 8 in respect of any Securities shall be applied in the following order at the date or dates fixed by the Trustee upon presentation of the several Securities in respect of which monies have been collected and stamping (or otherwise noting) thereon the payment in exchange for the presented Securities if only partially paid or upon surrender thereof if fully paid:

FIRST: To the payment of costs and expenses in respect of which monies have been collected, including reasonable compensation to the Trustee and each predecessor Trustee and their respective agents and attorneys and of all expenses and liabilities incurred, and all advances made, by the Trustee and each predecessor Trustee, except as a result of its negligence, bad faith or willful misconduct, and all other amounts due to the Trustee or any predecessor Trustee pursuant to Section 4.7;

SECOND: To the payment of the whole amount then owing and unpaid upon all the Securities, with interest at the Default Interest Rate on all such amounts, and in case such monies shall be insufficient to pay in full the whole amount so due and unpaid upon the Securities, then to the payment of such amounts without preference or priority of any security over any other Security, ratably to the aggregate of such amounts due and payable; and

THIRD: To the payment of the remainder, if any, to the Company or any other person lawfully entitled thereto.

Section 8.4   Suits for Enforcement. In case an Event of Default has occurred, has not been waived and is continuing, the Trustee may in its discretion proceed to protect and enforce the rights vested in it by this CVR Agreement by such appropriate judicial proceedings as the Trustee shall deem most effectual to protect and enforce any of such rights, either at Law or in equity or in bankruptcy or otherwise, whether for the specific enforcement of any covenant or agreement contained in this CVR Agreement or in aid of the exercise of any power granted in this CVR Agreement or to enforce any other legal or equitable right vested in the Trustee by this CVR Agreement or by Law.

Section 8.5   Restoration of Rights on Abandonment of Proceedings. In case the Trustee or any Holder shall have proceeded to enforce any right under this CVR Agreement and such proceedings shall have been discontinued or abandoned for any reason, or shall have been determined adversely to the Trustee or to such Holder, then and in every such case the Company and the Trustee and the Holders shall be restored respectively to their former positions and rights hereunder, and all rights, remedies and powers of the Company, the Trustee and the Holders shall continue as though no such proceedings had been taken.

Section 8.6   Limitations on Suits by Holders. Subject to the rights of the holders under Section 8.7, no Holder of any Security shall have any right by virtue or by availing of any provision of this CVR Agreement to institute any action or proceeding at Law or in equity or in bankruptcy or otherwise upon or under or with respect to this CVR Agreement, or for the appointment of a trustee, receiver, liquidator, custodian or other similar official or for any other remedy hereunder, unless such Holder previously shall have given to the Trustee written notice of default and of the continuance thereof, as hereinbefore provided, and unless also the Majority Holders shall have made written request upon the Trustee to institute such action or proceedings in its own name as trustee hereunder and shall have offered to the Trustee such reasonable indemnity as it may require against the costs, expenses and liabilities to be incurred therein or thereby and the Trustee for fifteen (15) days after its receipt of such notice, request and offer of indemnity shall have failed to institute any such action or proceeding and no direction inconsistent with such written request shall have been given to the Trustee pursuant to Section 8.9. For the protection and enforcement of the provisions of this Section 8.6, each and every Holder and the Trustee shall be entitled to such relief as can be given either at Law or in equity.

Section 8.7   Unconditional Right of Holders to Institute Certain Suits. Notwithstanding any other provision in this CVR Agreement and any provision of any Security, the right of any Holder of any Security to receive payment of the amounts payable in respect of such Security on or after the respective due dates expressed in such Security, or to institute suit for the enforcement of any such payment on or after such respective dates, shall not be impaired or affected without the consent of such Holder.

Section 8.8   Powers and Remedies Cumulative; Delay or Omission Not Waiver of Default.

(a)   Except as provided in Section 8.6, no right or remedy herein conferred upon or reserved to the Trustee or to the Holders is intended to be exclusive of any other right or remedy, and every right and remedy shall, to the extent permitted by Law, be cumulative and in addition to every other right and remedy given hereunder or now or hereafter existing at Law or in equity or otherwise. The assertion or employment of any right or remedy hereunder, or otherwise, shall not prevent the concurrent assertion or employment of any other appropriate right or remedy.

(b)   No delay or omission of the Trustee or of any Holder to exercise any right or power accruing upon any Event of Default occurring and continuing as aforesaid shall impair any such right or power or shall be construed to be a waiver of any such Event of Default or an acquiescence therein; and, subject to Section 8.6, every power and remedy given by this CVR Agreement or by Law to the Trustee or to the Holders may be exercised from time to time, and as often as shall be deemed expedient, by the Trustee or by the Holders.

Section 8.9   Control by Holders.

(a)   The Majority Holders shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any power conferred on the Trustee with respect to the Securities by this CVR Agreement; provided that such direction shall not be otherwise than in accordance with Law and the provisions of this CVR Agreement; and provided further that (subject to the provisions of Section 4.1) the Trustee shall have the right to decline to follow any such direction if the Trustee, being advised by counsel, shall determine that the action or proceeding so directed may not lawfully be taken or if the Trustee in good faith by its board of directors, the executive committee, or a committee of directors or Responsible Officers of the Trustee shall determine that the action or proceedings so directed would involve the Trustee in personal liability or if the Trustee in good faith shall so determine that the actions or forbearances specified in or pursuant to such direction would be unduly prejudicial to the interests of Holders of the Securities not joining in the giving of said direction.

(b)   Nothing in this CVR Agreement shall impair the right of the Trustee in its discretion to take any action deemed proper by the Trustee and which is not inconsistent with such direction or directions by Holders.

Section 8.10   Waiver of Past Defaults.

(a)   In the case of a default or an Event of Default specified in clause (b), (c) or (d) of Section 8.1, the Majority Holders may waive any such default or Event of Default, and its consequences except a default in respect of a covenant or provisions hereof which cannot be modified or amended without the consent of the Holder of each Security affected. In the case of any such waiver, the Company, the Trustee and the Holders of the Securities shall be restored to their former positions and rights hereunder, respectively; but no such waiver shall extend to any subsequent or other default or impair any right consequent thereon.

(b)   Upon any such waiver, such default shall cease to exist and be deemed to have been cured and not to have occurred, and any Event of Default arising therefrom shall be deemed to have been cured, and not to have occurred for every purpose of this CVR Agreement; but no such waiver shall extend to any subsequent or other default or Event of Default or impair any right consequent thereon.

Section 8.11   The Trustee to Give Notice of Default, But May Withhold in Certain Circumstances. The Trustee shall transmit to the Holders, as the names and addresses of such Holders appear on the Security Register (as provided under Section 313© of the Trust Indenture Act, if applicable), notice by mail of all defaults which have occurred and are known to the Trustee, such notice to be transmitted within ninety (90) days after the occurrence thereof, unless such defaults shall have been cured before the giving of such notice (the term “default” for the purposes of this Section being hereby defined to mean any event or condition which is, or with notice or lapse of time or both would become, an Event of Default); provided that, except in the case of default in the payment of the amounts payable in respect of any of the Securities, the Trustee shall be protected in withholding such notice if and so long as the board of directors, the executive committee, or a trust committee of directors or trustees and/or Responsible Officers of the Trustee in good faith determines that the withholding of such notice is in the interests of the Holders.

Section 8.12   Right of Court to Require Filing of Undertaking to Pay Costs. All Parties to this CVR Agreement agree, and each Holder of any Security by his acceptance thereof shall be deemed to have agreed, that any court may in its discretion require, in any suit for the enforcement of any right or remedy under this CVR Agreement or in any suit against the Trustee for any action taken, suffered or omitted by it as the Trustee, the filing by any party litigant in such suit of an undertaking to pay the reasonable out-of-pocket costs of such suit, and that such court may in its discretion assess reasonable out-of-pocket costs, including reasonable out-of-pocket attorneys’ fees, against any party litigant in such suit, having due regard to the merits and good faith of the claims or defenses made by such party litigant; but the provisions of this Section 8.12 shall not apply to any suit instituted by the Trustee, to any suit instituted by any Holder or group of Holders holding in the aggregate more than ten percent (10%) of the Securities Outstanding or to any suit instituted by any Holder for the enforcement of the payment of any Security on or after the due date expressed in such Security.

ARTICLE 9
CONSOLIDATION, MERGER, SALE OR CONVEYANCE

Section 9.1   Company May Consolidate, etc., on Certain Terms. The Company covenants that it will not merge or consolidate with or into any other Person or sell or convey all or substantially all of its assets to any Person, unless (a) either (i) the Company shall be the continuing Person or (ii) the successor Person, or the Person that acquires by sale or conveyance substantially all the assets of the Company shall be a Person organized under the Laws of the United States of America or any State thereof, any member of the European Union or the United Kingdom and shall expressly assume, by an assignment and assumption agreement, executed and delivered to the Trustee, in substantially the form attached hereto as Annex B, the due and punctual payment of the Milestone Payment and the due and punctual performance and observance of all covenants and conditions of this CVR Agreement to be performed or observed by the Company and (b) the Company, such successor

Person or Person that acquires by sale or conveyance substantially all the assets of the Company, as the case may be, shall not, immediately after such merger or consolidation, or such sale or conveyance, be in default in the performance of any such covenant or condition in any material respect.

Section 9.2   Successor Person Substituted.

(a)   In case of an assumption pursuant to Section 9.1(a)(ii), such assuming Person shall succeed to and be substituted for the Company with the same effect as if it had been named herein. Such assuming Person may cause to be signed, and may issue either in its own name (or, if it is the successor to the Company or substantially all assets of the Company, in the name of the Company prior to such succession) any or all of the Securities issuable hereunder, in the case of Global Securities, which theretofore shall not have been signed by the Company and delivered to the Trustee; and, upon the order of such successor corporation instead of the Company and subject to all the terms, conditions and limitations in this CVR Agreement prescribed, the Trustee shall authenticate and shall deliver any Securities which previously shall have been signed and delivered to the Trustee for authentication, and any Securities which such assuming Person thereafter shall cause to be signed and delivered to the Trustee for that purpose. All of the Securities so issued shall in all respects have the same legal rank and benefit under this CVR Agreement as the Securities theretofore or thereafter issued in accordance with the terms of this CVR Agreement as though all of such Securities had been issued at the date of the execution hereof.

(b)   In case of any such assumption, such changes in phraseology and form (but not in substance) may be made in the Securities thereafter to be issued as may be appropriate.

(c)   In the event of any such assumption, the assigning Person shall be discharged from all obligations and covenants under this CVR Agreement and the Securities and may be liquidated and dissolved.

Section 9.3   Opinion of Counsel to the Trustee. The Trustee, subject to the provisions of Sections 4.1 and 4.2, shall receive an Officer’s Certificate and Opinion of Counsel, prepared in accordance with Section 1.2 and Section 1.3, as conclusive evidence that any such consolidation, merger, sale or conveyance, and any such assumption, and any such liquidation or dissolution, complies with the applicable provisions of this CVR Agreement, and if a supplemental agreement is required in connection with such transaction, such supplemental agreement complies with this Article and that there has been compliance with all conditions precedent herein provided for or relating to such transaction.

Section 9.4   Successors. All covenants, provisions and agreements in this CVR Agreement by or for the benefit of the Company, the Trustee or the Holders shall bind and inure to the benefit of their respective successors, assigns, heirs and personal representatives, whether so expressed or not. The Company may assign this CVR Agreement without the prior written consent of the other Parties to this CVR Agreement to one or more of its direct or indirect Subsidiaries, provided, however, that, subject to Section 9.2(a) and (b), in the event of any such assignment the Company shall remain subject to its obligations and covenants hereunder, including but not limited to its obligation to make the Milestone Payment.

ARTICLE 10
SUBORDINATION

Section 10.1   Agreement to Subordinate. The Company agrees, and each Holder by accepting a Security hereunder agrees, that the Milestone Payment, all other obligations under this CVR Agreement and the Securities and any rights or claims relating thereto (collectively, the “Junior Obligations”) are subordinated in right of payment, to the extent and in the manner provided in this Article 10, to the prior payment in full in cash or cash equivalents of all Senior Obligations of the Company (whether outstanding on the date hereof or hereafter created, incurred, assumed or guaranteed), and that the subordination is for the benefit of the holders of such Senior Obligations.

Section 10.2   Liquidation; Dissolution; Bankruptcy. Upon any distribution to creditors of the Company in a liquidation or dissolution of the Company or in a bankruptcy, reorganization, insolvency, receivership or similar proceeding relating to the Company or its property, in an assignment for the benefit of creditors or any marshaling of the Company’s assets and liabilities:

(a)   holders of Senior Obligations will be entitled to receive payment in full in cash or cash equivalents of all Senior Obligations of the Company (including interest after the commencement of any bankruptcy proceeding at the rate specified in the applicable Senior Obligation, whether or not permitted under such bankruptcy proceedings) before the Holders will be entitled to receive any payment of any kind with respect to the Junior Obligations; and

(b)   until all Senior Obligations of the Company (as provided in clause (a) above) are paid in full in cash or cash equivalents, any distribution to which Holders would be entitled but for this Article 10 will be made to holders of Senior Obligations of the Company, as their interests may appear.

Section 10.3   Default on Senior Obligations. The Company may not make any payment or distribution to any Holder in respect of Junior Obligations or acquire from any Holder for cash or property any Junior Obligations:

(a)   if any default on any Senior Obligations exceeding twenty-five million dollars ($25,000,000) in aggregate principal amount would occur as a result of such payment, distribution or acquisition;

(b)   during the continuance of any payment default in respect of any Senior Obligations (after expiration of any applicable grace period) exceeding twenty-five million dollars ($25,000,000) in aggregate principal amount;

(c)   if the maturity of any Senior Obligations representing more than twenty-five million dollars ($25,000,000) in aggregate principal amount is accelerated in accordance with its terms and such acceleration has not been rescinded; or

(d)   following the occurrence of any default (other than a payment default, and after the expiration of any applicable grace period) with respect to any Senior Obligations with an aggregate principal amount of more than twenty-five million dollars ($25,000,000), the effect of which is to permit the holders of such Senior Obligations (or a trustee or agent acting on their behalf) to cause, with the giving of notice if required, the maturity of such Senior Obligations to be accelerated, for a period commencing upon the receipt by the Trustee (with a copy to the Company) of a written notice of such default from the representative of the holders of such Senior Obligations and ending when such Senior Obligations are paid in full in cash or cash equivalents or, if earlier, when such default is cured or waived.

Section 10.4   When Distribution Must Be Paid Over.

(a)   In the event that the Trustee or any Holder receives any payment of any Junior Obligations at a time when such payment is prohibited by this Article 10, such payment will be held by the Trustee or such Holder, in trust for the benefit of, and will be paid forthwith over and delivered, upon written request, to, the holders of Senior Obligations of the Company as their interests may appear or their representative under the agreement, indenture or other document (if any) pursuant to which such Senior Obligations may have been issued, as their respective interests may appear, for application to the payment of all such Senior Obligations remaining unpaid to the extent necessary to pay such Senior Obligations in full in accordance with their terms, after giving effect to any concurrent payment or distribution to or for the holders of Senior Obligations.

(b)   Any amount received by any Holder as a result of direct or indirect credit support for the Junior Obligations from any Affiliate of the Company shall be treated as payments received by such Holder from the Company that are subject to the provisions of this Article 10.

(c)   With respect to the holders of Senior Obligations, the Trustee undertakes to perform only those obligations on the part of the Trustee as are specifically set forth in this Article 10, and no implied covenants or obligations with respect to the holders of Senior Obligations will be read into this CVR Agreement against the Trustee. The Trustee will not be deemed to owe any fiduciary duty to the holders of

Senior Obligations, and will not be liable to any such holders if the Trustee pays over or distributes to or on behalf of Holders or the Company or any other Person money or assets to which any holders of Senior Obligations are then entitled by virtue of this Article 10, except if such payment is made as a result of the willful misconduct or gross negligence of the Trustee.

Section 10.5   Notice by Company. The Company will promptly notify the Trustee of any facts known to the Company that would cause a payment of any Junior Obligations to violate this Article 10, but failure to give such notice will not affect the subordination of the Junior Obligations to the Senior Obligations as provided in this Article 10.

Section 10.6   Subordination Effective Notwithstanding Deficiencies with Respect to Senior Obligations: Waiver of Right to Contest Senior Obligation: Reinstatement of Subordination Provisions.

(a)   The Holders hereby agree that subordination provisions contained in this Article 10 are unconditional, irrespective of the validity, regularity or enforceability of the Senior Obligations, the absence of any action to enforce the same, any waiver or consent by any holder of Senior Obligations with respect to any provisions thereof, the recovery of any judgment against the Company, any action to enforce the same or any other circumstance which might otherwise constitute a legal or equitable discharge or defense. Without limiting the foregoing, and notwithstanding anything to the contrary contained elsewhere in this CVR Agreement, in the event that the amount of Senior Obligations are reduced or diminished for any reason (other than as a result of the payment in cash or cash equivalents thereof), whether because of the applicability of fraudulent conveyance or other applicable Laws, or any other invalidity or limitation on the amount of Senior Obligations, the subordination provisions thereof shall apply to the full amount of Senior Obligations (without giving effect to any reduction, invalidity or diminution thereof), and the turnover provisions hereunder shall be fully enforceable with respect to the full amount of Senior Obligations (without giving effect to any such reduction, invalidity or diminution thereof), even if the effect thereof is that there will be no (or a limited amount of) Senior Obligations to which the Junior Obligations are subrogated after the payment in full in cash of any of the remaining Senior Obligations (without giving effect to any reductions, invalidity or diminution thereof, except for reductions as a result of payments thereof in cash or cash equivalents).

(b)   The Trustee and the Holders agree that they shall not (and hereby waive any right to) take any action to contest or challenge (or assist or support any other Person in contesting or challenging), directly or indirectly, whether or not in any proceeding (including in any proceeding commenced by or against any Person under any provision of Title 11 of the United States Code, as now and hereinafter in effect, or any successor statute or under any other state or federal bankruptcy or insolvency Law, assignments for the benefit of creditors, formal or informal moratoria, compositions, extensions generally with creditors, or proceedings seeking reorganization, arrangement, or other similar relief), the validity or enforceability of the Senior Obligations.

(c)   If any payment made or in respect to the Senior Obligations must be disgorged or returned for any reason, the Senior Obligations shall be reinstated hereunder and for all purposes of this Article 10 (including the turnover provisions hereof) such payment shall be deemed to have never been made with respect to the Senior Obligations.

Section 10.7   Subrogation. After all Senior Obligations are paid in full in cash or cash equivalents and until the Junior Obligations are paid in full, Holders will be subrogated to the rights of holders of Senior Obligations to receive distributions applicable to Senior Obligations to the extent that distributions otherwise payable to the Holders have been applied to the payment of Senior Obligations. The Holders by accepting the Securities acknowledge that to the extent that the Senior Obligations are determined to be unenforceable, or the Senior Obligations are subordinated to other obligations of the Company, such subrogation rights may be impaired.

Section 10.8   Relative Rights. This Article 10 defines the relative rights of Holders and holders of Senior Obligations. Nothing in this CVR Agreement will:

(a)   impair, as between the Company and Holders, the obligations of the Company under this CVR Agreement and the Securities; or

(b)   affect the relative rights of Holders and creditors of the Company other than their rights in relation to holders of Senior Obligations.

(c)   If the Company fails because of this Article 10 to pay any amounts due in respect of the Securities on a due date in violation of Section 8.1, the failure is still an Event of Default.

Section 10.9   Subordination May Not Be Impaired by Company. No right of any holder of Senior Obligations to enforce the subordination of the Junior Obligations may be impaired by any act or failure to act by the Company or any Holder or by the failure of the Company or any Holder to comply with this CVR Agreement.

Section 10.10   Distribution or Notice to Representative. Whenever a distribution is to be made or a notice given to holders of Senior Obligations, the distribution may be made and the notice given to their representative in accordance with the terms of the instrument or other agreement governing such Senior Obligations. Upon any payment or distribution of assets of the Company referred to in this Article 10, the Trustee and the Holders will be entitled to rely upon any order or decree made by any court of competent jurisdiction or upon any certificate of such representative or of the liquidating trustee or agent or other Person making any distribution to the Trustee or to the Holders for the purpose of ascertaining the Persons entitled to participate in such distribution, the holders of the Senior Obligations and other obligations of the Company, the amount thereof or payable thereon, the amount or amounts paid or distributed thereon and all other facts pertinent thereto or to this Article 10.

Section 10.11   Rights of the Trustee. Notwithstanding the provisions of this Article 10 or any other provision of this CVR Agreement, the Trustee will not be charged with knowledge of the existence of any facts that would prohibit the making of any payment or distribution by the Trustee, and the Trustee may continue to make payments on the Securities, unless the Trustee has received at its address for notice specified in Section 1.5 at least five (5) Business Days prior to the date of such payment written notice of facts that would cause the payment of any Junior Obligations to violate this Article 10. Only the Company or a representative of Senior Obligations may give the notice. Nothing in this Article 10 will impair the claims of, or payments to, the Trustee under or pursuant to Section 4.7. The Trustee in its individual or any other capacity may hold Senior Obligations with the same rights it would have if it were not the Trustee.

Section 10.12   Authorization to Effect Subordination. Each Holder, by the Holder’s acceptance of the Securities, authorizes and directs the Trustee on such Holder’s behalf to take such action as may be necessary or appropriate to effectuate the subordination as provided in this Article 10, and appoints the Trustee to act as such Holder’s attorney-in-fact for any and all such purposes. If the Trustee (or any other Person acting on behalf of and at the direction of the Majority Holders) does not file a proper proof of claim or proof of debt in the form required in any proceeding referred to in Section 8.2 hereof at least thirty (30) days before the expiration of the time to file such claim, the representatives of the Senior Obligations are hereby authorized to file an appropriate claim for and on behalf of the Holders of the Securities.

Section 10.13   Amendments. The provisions of this Article 10 are expressly made for the benefit of the holders from time to time of the Senior Obligations, and may not be amended or modified without the written consent of the representatives of the holders of all Senior Obligations.

[Signature Page Follows]

IN WITNESS WHEREOF, the Parties hereto have caused this CVR Agreement to be duly executed, all as of the day and year first above written.

BRISTOL-MYERS SQUIBB COMPANY

By:
Name:
Title:

[____________], as the Trustee

By:
Name:
Title:

[Signature Page to CVR Agreement]

ANNEX A

THIS SECURITY IS A GLOBAL SECURITY WITHIN THE MEANING OF THE CONTINGENT VALUE RIGHTS AGREEMENT (THE “CVR AGREEMENT”) HEREINAFTER REFERRED TO AND IS REGISTERED IN THE NAME OF A DEPOSITARY OR A NOMINEE OF A DEPOSITARY OR A SUCCESSOR DEPOSITARY FOR THE BENEFIT OF THE BENEFICIAL OWNERS HEREOF. THIS SECURITY IS NOT EXCHANGEABLE FOR SECURITIES REGISTERED IN THE NAME OF A PERSON OTHER THAN THE DEPOSITARY OR ITS NOMINEE EXCEPT IN THE LIMITED CIRCUMSTANCES DESCRIBED IN THE CVR AGREEMENT, AND NO TRANSFER OF THIS SECURITY (OTHER THAN A TRANSFER OF THIS SECURITY AS A WHOLE BY THE DEPOSITARY TO A NOMINEE OF THE DEPOSITARY OR BY A NOMINEE OF THE DEPOSITARY TO THE DEPOSITARY OR ANOTHER NOMINEE OF THE DEPOSITARY) MAY BE REGISTERED EXCEPT IN THE LIMITED CIRCUMSTANCES DESCRIBED IN THE CVR AGREEMENT.

UNLESS AND UNTIL IT IS EXCHANGED IN WHOLE OR IN PART FOR SECURITIES IN DIRECT REGISTRATION FORM, THIS SECURITY MAY NOT BE TRANSFERRED EXCEPT AS A WHOLE BY THE DEPOSITARY TO A NOMINEE OF THE DEPOSITARY OR BY A NOMINEE OF THE DEPOSITARY TO THE DEPOSITARY OR ANOTHER NOMINEE OF THE DEPOSITARY OR BY THE DEPOSITARY OR ANY SUCH NOMINEE TO A SUCCESSOR DEPOSITARY OR A NOMINEE OF SUCH SUCCESSOR DEPOSITARY. UNLESS THIS SECURITY IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY, A NEW YORK CORPORATION (“DTC”) TO THE ISSUER OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE, OR PAYMENT, AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC (AND ANY PAYMENT IS MADE TO CEDE & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL INASMUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.

BRISTOL-MYERS SQUIBB COMPANY

No.	Certificate for	Contingent Value Rights
CUSIP	[________]

This certifies that __________, or registered assigns (the “Holder”), is the registered holder of the number of Contingent Value Rights (“CVRs” or “Securities”) set forth above. Each CVR entitles the Holder, subject to the provisions contained herein and in the CVR Agreement referred to on the reverse hereof, to payments from Bristol-Myers Squibb Company, a Delaware corporation (the “Company”), in an amounts and in the forms determined pursuant to the provisions set forth on the reverse hereof and as more fully described in the CVR Agreement referred to on the reverse hereof. Such payments shall be made by the Company on the Milestone Payment Date, as defined in the CVR Agreement referred to on the reverse hereof, in accordance with the terms of the CVR Agreement.

Payment of any amounts pursuant to this CVR certificate shall be made only to the registered Holder (as defined in the CVR Agreement) of this CVR certificate. Such payment shall be made in the Borough of Manhattan, The City of New York, or at any other office or agency maintained by the Company for such purpose, in such coin or currency of the United States of America as at the time is legal tender for the payment of public and private debts; provided, however, the Company may pay such amounts by wire transfer or check payable in such money. [Trustee] has been initially appointed as Paying Agent at its office or agency in the Borough of Manhattan, The City of New York.

Reference is hereby made to the further provisions of this CVR certificate set forth on the reverse hereof, which further provisions shall for all purposes have the same effect as if set forth at this place.

Unless the certificate of authentication hereon has been duly executed by the Trustee referred to on the reverse hereof by manual signature, this CVR certificate shall not be entitled to any benefit under the CVR Agreement, or be valid or obligatory for any purpose.

IN WITNESS WHEREOF, the Company has caused this instrument to be duly executed.

Dated: [•]

By:
Name:
Title:

[Form of Reverse of CVR certificate]

1.   This CVR certificate is issued under and in accordance with the Contingent Value Rights Agreement, dated as of [______], [____] (the “CVR Agreement”), between the Company and [Trustee], a [_______], as trustee (the “Trustee,” which term includes any successor Trustee under the CVR Agreement), and is subject to the terms and provisions contained in the CVR Agreement, to all of which terms and provisions the Holder of this CVR certificate consents by acceptance hereof. The CVR Agreement is hereby incorporated herein by reference and made a part hereof. Reference is hereby made to the CVR Agreement for a full statement of the respective rights, limitations of rights, duties, obligations and immunities thereunder of the Company, the Trustee and the Holders of the CVRs. All capitalized terms used in this CVR certificate without definition shall have the respective meanings ascribed to them in the CVR Agreement. Copies of the CVR Agreement can be obtained by contacting the Trustee.

2.   On the Milestone Payment Date, the Company shall make the payments required by Section 3.1(c) of the CVR Agreement to the Trustee, for further distribution by the Trustee to the Holders in accordance with Section 3.1(c) of the CVR Agreement.

3.   In the event of any conflict between this CVR certificate and the CVR Agreement, the CVR Agreement shall govern and prevail.

4.   The Milestone Payment, if any, and interest thereon, if any, shall be payable by the Company in such coin or currency of the United States of America as at the time is legal tender for the payment of public and private debts; provided, however, that such amounts may be paid check or wire transfer payable in such money. [Trustee] has been initially appointed as Paying Agent at its office or agency in the Borough of Manhattan, The City of New York.

5.   If an Event of Default occurs and is continuing, either the Trustee may or the Majority Holders, by notice to the Company and to the Trustee shall bring suit in accordance with the terms and conditions of the CVR Agreement to protect the rights of the Holders, including to obtain payment of all amounts then due and payable, with interest at the Default Interest Rate from the date of the Event of Default through the date payment is made or duly provided for.

6.   No reference herein to the CVR Agreement and no provision of this CVR certificate or of the CVR Agreement shall alter or impair the obligation of the Company, which is absolute and unconditional, to pay any amounts determined pursuant to the terms hereof and of the CVR Agreement at the times, place and amount, and in the manner, herein prescribed.

7.   Each Milestone Payment or any other right, claim or payment of any kind under this CVR certificate, if any, shall be subordinated in right of payment, as set forth in Article 10 of the CVR Agreement, to the prior payment in full in cash or cash equivalents of all Senior Obligations whether outstanding on the date of the CVR Agreement or thereafter incurred.

8.   As provided in the CVR Agreement and subject to certain limitations therein set forth, the transfer of the CVRs represented by this CVR certificate is registrable on the Security Register, upon surrender of this CVR certificate for registration of transfer at the office or agency of the Company maintained for such purpose in the Borough of Manhattan, The City of New York, duly endorsed by, or accompanied by a written instrument of transfer in form satisfactory to the Company and the Security Registrar duly executed by, the Holder hereof or his attorney duly authorized in writing, and thereupon one or more new CVR certificates or Direct Registration Securities, for the same amount of CVRs, will be issued to the designated transferee or transferees. The Company hereby initially designates the office of [Trustee] at [Address], New York, New York [Zip Code] as the office for registration of transfer of this CVR certificate.

9.   As provided in the CVR Agreement and subject to certain limitations therein set forth, this CVR certificate is exchangeable for one or more CVR certificates or Direct Registration Securities representing the same number of CVRs as represented by this CVR certificate as requested by the Holder surrendering the same.

10.   No service charge will be made for any registration of transfer or exchange of CVRs, but the Company may require payment of a sum sufficient to cover all documentary, stamp or similar issue or transfer taxes or other governmental charges payable in connection with any registration of transfer or exchange.

11.   Prior to the time of due presentment of this CVR certificate for registration of transfer, the Company, the Trustee and any agent of the Company or the Trustee may treat the Person in whose name this CVR certificate is registered as the owner hereof for all purposes, and neither the Company, the Trustee nor any agent shall be affected by notice to the contrary.

12.   Neither the Company nor the Trustee has any duty or obligation to the holder of this CVR certificate, except as expressly set forth herein or in the CVR Agreement.

TRUSTEE’S CERTIFICATE OF AUTHENTICATION

This is one of the Global Securities referred to in the within-mentioned CVR Agreement.

[__________], as the Trustee

Dated: [•]

By:
Authorized Signatory

Annex B

Form of Assignment and Assumption Agreement

ASSIGNMENT AND ASSUMPTION AGREEMENT, made as of [_____], [_____] (this “Agreement”), between Bristol-Myers Squibb Company, a Delaware corporation (“Assignor”), and [_____], a [___] (“Assignee”). Unless otherwise defined herein, capitalized terms used in this Agreement shall have the meanings given to them in the CVR Agreement referred to below.

W I T N E S S E T H:

WHEREAS, Assignor and [Trustee], as trustee (the “Trustee”) are parties to a Contingent Value Rights Agreement dated as of [____], [_____] (the “CVR Agreement”); and

WHEREAS, Assignor and Assignee desire to execute and deliver this Agreement evidencing the assignment to Assignee of due and punctual payment of the Milestone Payment and the performance and observance of every covenant of the CVR Agreement of Assignor to be performed and observed and the assumption thereof by Assignee.

NOW, THEREFORE, in consideration of the premises and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, Assignor and Assignee hereby agree as follows:

1.	Assignment. Effective as of [______] (the “Assignment Date”), Assignor hereby assigns to Assignee, and Assignee hereby accepts the assignment of, the due and punctual payment of the Milestone Payment and the performance and observance of all covenants and conditions of the CVR Agreement on the part of Assignor to be performed or observed.
2.	Assumption. Effective as of the Assignment Date, Assignee hereby assumes the due and punctual payment of the Milestone Payment and the performance and observance of all covenants and conditions of the CVR Agreement on the part of Assignor to be performed or observed.
3.	Successors and Assigns. This Agreement shall be binding upon and shall inure to the benefit of the respective parties hereto and their respective successors and assigns.
4.	Governing Law. This Agreement shall be governed by, construed and enforced in accordance with the laws of New York, without giving effect to the principles of conflicts of laws thereof.
5.	Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original but all of which together will constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed, all as of the day and year first above written.

BRISTOL-MYERS SQUIBB COMPANY

By:
Name:
Title:

[ASSIGNEE]

By:
Name:
Title:

Annex C

January 2, 2019

The Board of Directors
Celgene Corporation
86 Morris Avenue
Summit, New Jersey 07901

Members of the Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of common stock, par value $0.01 per share (the “Company Common Stock”), of Celgene Corporation (the “Company”) of the consideration to be paid to such holders in the proposed merger (the “Transaction”) of the Company with a wholly-owned subsidiary of Bristol-Myers Squibb Company (the “Acquiror”). Pursuant to the Agreement and Plan of Merger, dated as of January 2, 2019 (the “Agreement”), among the Company, the Acquiror and its subsidiary, Burgundy Merger Sub, Inc. (“Merger Sub”), Merger Sub will merge with and into the Company, whereupon the separate existence of Merger Sub shall cease, and the Company will continue as the surviving corporation, and each outstanding share of Company Common Stock, other than (i) shares of Company Common Stock held by the Company as treasury stock or owned by the Acquiror, Merger Sub or any other wholly owned subsidiary of either the Company or the Acquiror and (ii) Dissenting Shares (as defined in the Agreement), will be converted into the right to receive consideration per share equal to (x) $50.00 in cash (the “Cash Consideration”), (y) one (1) share (the “Stock Consideration”) of the Acquiror’s common stock, par value $0.10 per share (the “Acquiror Common Stock”), and (z) one contingent value right issued by the Acquiror, which will entitle the holder thereof to receive an additional $9.00 in cash, payable contingent upon the Acquiror achieving the Milestone (as defined in the CVR Agreement (as defined below)) with respect to certain products as specified in the CVR Agreement (the “CVR Consideration”, and, together with the Cash Consideration and the Stock Consideration, the “Consideration”).

In connection with preparing our opinion, we have (i) reviewed the Agreement, including the form Contingent Value Rights Agreement attached as Exhibit A thereto (the “CVR Agreement”); (ii) reviewed certain publicly available business and financial information concerning the Company and the Acquiror and the industries in which they operate; (iii) compared the proposed financial terms of the Transaction with the publicly available financial terms of certain transactions involving companies we deemed relevant and the consideration paid for such companies; (iv) compared the financial and operating performance of the Company and the Acquiror with publicly available information concerning certain other companies we deemed relevant and reviewed the current and historical market prices of the Company Common Stock and the Acquiror Common Stock and certain publicly traded securities of such other companies; (v) reviewed certain internal financial analyses and forecasts prepared by or at the direction of the management of the Company relating to the respective businesses of the Company and the Acquiror, including in the case of the Company, the forecasts and assessments of the management of the Company relating to the probability of achievement of the Milestone (the “CVR Probabilities”), as well as the estimated amount and timing of the cost savings and related expenses and synergies expected by the management of the Company to result from the Transaction (the “Synergies”); and (vi) performed such other financial studies and analyses and considered such other information as we deemed appropriate for the purposes of this opinion.

In addition, we have held discussions with certain members of the management of the Company and the Acquiror with respect to certain aspects of the Transaction, and the past and current business operations of the Company and the Acquiror, the financial condition and future prospects and operations of the Company and the Acquiror, the effects of the Transaction on the financial condition and future prospects of the Company and the Acquiror, and certain other matters we believed necessary or appropriate to our inquiry.

In giving our opinion, we have relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with us by the Company and the Acquiror or otherwise reviewed by or for us. We have not independently verified any such information or its accuracy or completeness and, pursuant to our engagement letter with the Company, we did not assume any obligation to undertake any such independent verification. We have not conducted or been provided with any valuation or appraisal of any assets or liabilities, nor have we evaluated the solvency of the Company or the Acquiror under any state or federal laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to us or derived therefrom, including the Synergies, we have assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Company and the Acquiror to which such analyses or forecasts relate. We express no view as to such analyses or forecasts (including the Synergies) or the assumptions on which they were based. In connection with our financial analyses, we have applied the CVR Probabilities to derive a value for the CVR Consideration, which value was reviewed and approved by management of the Company for purposes of performing our financial analyses in connection with rendering this opinion. In addition, with respect to the financial forecasts relating to the Company that were provided to us by the Company, we assigned probability weightings provided by the Company to each of certain of such forecasts as directed by the Company, and the resulting forecast calculated based on such probability weighting was reviewed and approved by management of the Company for purposes of performing our financial analyses in connection with rendering this opinion, and we express no opinion with respect to any other financial forecasts relating to the Company provided to us by the Company. Further, we have been advised by management of the Company, and have assumed with the Company’s consent, that such probability weightings reflect the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Company. We have also assumed that the Transaction and the other transactions contemplated by the Agreement will have the tax consequences described in discussions with, and materials furnished to us by, representatives of the Company, and will be consummated as described in the Agreement, and that the definitive CVR Agreement will not differ in any material respects from the form thereof furnished to us. We have also assumed that the representations and warranties made by the Company and the Acquiror in the Agreement and the related agreements are and will be true and correct in all respects material to our analysis. We are not legal, regulatory or tax experts and have relied on the assessments made by advisors to the Company with respect to such issues. We have further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Company or the Acquiror or on the contemplated benefits of the Transaction in any respect material to our analysis.

Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion. Our opinion is limited to the fairness, from a financial point of view, of the Consideration to be paid to the holders of the Company Common Stock in the proposed Transaction and we express no opinion as to the fairness of any consideration to be paid in connection with the Transaction to the holders of any other class of securities, creditors or other constituencies of the Company or as to the underlying decision by the Company to engage in the Transaction. Furthermore, we express no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the Transaction, or any class of such persons relative to the Consideration to be paid to the holders of the Company Common Stock in the Transaction or with respect to the fairness of any such compensation. We are expressing no opinion herein as to the price at which the Company Common Stock, the Acquiror Common Stock or the CVRs will trade at any future time.

We have acted as financial advisor to the Company with respect to the proposed Transaction and will receive a fee from the Company for our services, a substantial portion of which will become payable only if the proposed Transaction is consummated. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. During the two years preceding the date of this letter, we and our affiliates have had commercial or investment banking relationships with the Company and the Acquiror, for which we and such affiliates have received customary compensation. Such services during such period have included acting as joint lead bookrunner on the Company’s bond offering which closed in October 2017, as financial advisor on an acquisition made by the Company in March 2018, as joint lead arranger and bookrunner on the Company’s revolving credit facility which closed in April 2018 and as joint lead arranger and bookrunner on the Acquiror’s revolving credit facility which closed in June 2018. In addition, our commercial banking affiliate is an agent bank and a lender under outstanding credit facilities of the Acquiror, for which it receives customary compensation or other financial benefits. In addition, we and our affiliates hold, on a proprietary basis, less than 1% of the outstanding common stock of each of the Company and the Acquiror. In the ordinary course of our businesses, we and our affiliates may actively trade the debt and equity securities or financial instruments (including derivatives, bank loans or other obligations) of the Company or the Acquiror for our own account or for the accounts of customers and, accordingly, we may at any time hold long or short positions in such securities or other financial instruments.

On the basis of and subject to the foregoing, it is our opinion as of the date hereof that the Consideration to be paid to the holders of the Company Common Stock in the proposed Transaction is fair, from a financial point of view, to such holders.

The issuance of this opinion has been approved by a fairness opinion committee of J.P. Morgan Securities LLC. This letter is provided to the Board of Directors of the Company (in its capacity as such) in connection with and for the purposes of its evaluation of the Transaction. This opinion does not constitute a recommendation to any stockholder of the Company as to how such stockholder should vote with respect to the Transaction or any other matter. This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval. This opinion may be reproduced in full in any proxy or information statement mailed to stockholders of the Company but may not otherwise be disclosed publicly in any manner without our prior written approval.

Very truly yours,

/s/ J.P. Morgan Securities LLC

J.P. MORGAN SECURITIES LLC

Annex D

January 2, 2019

The Board of Directors
Celgene Corporation
86 Morris Avenue
Summit, New Jersey 07901

Members of the Board:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of the common stock of Celgene Corporation (the “Company”) of the Merger Consideration (defined below) to be received by such holders pursuant to the terms and subject to the conditions set forth in an Agreement and Plan of Merger, dated as of January 2, 2019 (the “Merger Agreement”), among Bristol-Myers Squibb Company (“Parent”), Burgundy Merger Sub, Inc., a wholly-owned subsidiary of Parent (“Merger Sub”), and the Company. As more fully described in the Merger Agreement, (i) Merger Sub will be merged with and into the Company, with the Company as the surviving entity and continuing as a wholly owned subsidiary of Parent (the “Merger”), and (ii) each outstanding share of the common stock, par value $0.01 per share, of the Company (“Company Common Stock”), other than (i) shares of Company Common Stock held by the Company as treasury stock or owned by Parent, Merger Sub or any other wholly owned subsidiary of either the Company or Parent, and (ii) Dissenting Shares (as defined in the Merger Agreement), will be converted into the right to receive (x) $50.00 in cash (the “Cash Consideration”), (y) one (1) share (the “Stock Consideration”) of the common stock, par value $0.10 per share, of Parent (“Parent Common Stock”) and (z) one contingent value right issued by Parent, which will entitle the holder thereof to receive an additional $9.00 in cash, payable contingent upon Parent achieving the Milestone (as defined in the CVR Agreement (as defined below)) with respect to certain products as specified in the CVR Agreement (the “CVR Consideration”, and, together with the Cash Consideration and the Stock Consideration, the “Merger Consideration”).

In arriving at our opinion, we reviewed an execution copy, provided to us on January 2, 2019, of the Merger Agreement, including the form Contingent Value Rights Agreement attached as Exhibit A thereto (the “CVR Agreement”), and held discussions with certain senior officers, directors and other representatives and advisors of the Company and certain senior officers and other representatives and advisors of Parent concerning the businesses, operations and prospects of the Company and Parent. We examined certain publicly available business and financial information relating to the Company and Parent as well as certain financial forecasts and other information and data relating to the Company and Parent which were provided to us by management of the Company and discussed with us by the respective managements of the Company and Parent, including information relating to the potential strategic implications and operational benefits (including the amount, timing and achievability thereof) anticipated by the management of the Company to result from the Merger, including in the case of the Company, the forecasts and assessments of the management of the Company relating to the probabilities of achieving the Milestone (the “CVR Probabilities”). We reviewed the financial terms of the Merger as set forth in the Merger Agreement in relation to, among other things: current and historical market prices and trading volumes of Company Common Stock and Parent Common Stock; the historical and projected earnings and other operating data of the Company and Parent; and the capitalization and financial condition of the Company and Parent. We considered, to the extent publicly available, the financial terms of certain other transactions which we considered relevant in evaluating the Merger and analyzed certain financial, stock market and other publicly available information relating to the businesses of other companies whose operations we considered relevant in evaluating those of the Company and Parent. We also evaluated certain potential pro forma financial effects of the Merger on Parent. In addition to the foregoing, we conducted such other analyses and examinations and considered such other information and financial, economic and market criteria as we deemed appropriate in arriving at our opinion. The issuance of our opinion has been authorized by our fairness opinion committee.

In rendering our opinion, we have assumed and relied, without independent verification, upon the accuracy and completeness of all financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with us and upon the assurances of the respective managements of the Company and Parent that they are not aware of any relevant information that has been omitted or that remains undisclosed to us. In connection with our financial analyses, we have applied the CVR Probabilities to derive a valuation range for the CVR Consideration, which valuation range was reviewed and approved by management of the Company for purposes of our financial analyses in connection with rendering this opinion. In addition, with respect to the financial forecasts relating to the Company that were provided to us by the Company, we assigned probability weightings provided by the Company to each of certain of such forecasts as directed by the Company, and the resulting forecast calculated based on such probability weighting was reviewed and approved by management of the Company for purposes of performing our financial analyses in connection with rendering this opinion. Further, we have been advised by the Company, and have assumed with the Company’s consent, that such probability weightings reflect the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Company. With respect to financial forecasts and other information and data relating to the Company and Parent provided to or otherwise reviewed by or discussed with us (including the probabilities of achieving the Milestone), we have been advised by the respective managements of the Company and Parent, as applicable, that such forecasts and other information and data were reasonably prepared on bases reflecting the best currently available estimates and judgments of the managements of the Company and Parent, as applicable, as to the future financial performance of the Company and Parent, the potential strategic implications and operational benefits (including the amount, timing and achievability thereof) anticipated to result from the Merger and the other matters covered thereby, and have assumed, with your consent, that the financial results (including the potential strategic implications and operational benefits anticipated to result from the Merger and the probabilities of achieving the Milestone) reflected in such forecasts and other information and data will be realized in the amounts and at the times projected.

We have assumed, with your consent, that the Merger will be consummated in accordance with its terms, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary regulatory or third party approvals, consents and releases for the Merger, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on the Company, Parent or the contemplated benefits of the Merger in any respect material to our analysis. Representatives of the Company have advised us, and we further have assumed, that the final terms of the CVR Agreement will not vary materially from those set forth in the form reviewed by us. We are not expressing any opinion as to what the value of the Parent Common Stock actually will be when issued pursuant to the Merger or what the value of the CVR actually will be upon the issuance thereof, or the price at which the Parent Common Stock or the CVRs will trade at any time. We have not made or been provided with an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company or Parent nor have we made any physical inspection of the properties or assets of the Company or Parent.

Our opinion does not address, the underlying business decision of the Company to effect the Merger, the relative merits of the Merger as compared to any alternative business strategies that might exist for the Company or the effect of any other transaction in which the Company might engage. We also express no view as to, and our opinion does not address, the fairness (financial or otherwise) of the amount or nature or any other aspect of any compensation to any officers, directors or employees of any parties to the Merger, or any class of such persons, relative to the Merger Consideration. Our opinion is necessarily based upon information available to us, and financial, stock market and other conditions and circumstances existing, as of the date hereof.

Citigroup Global Markets Inc. has acted as financial advisor to the Company in connection with the proposed Merger and will receive a fee for such services, a significant portion of which is contingent upon the consummation of the Merger. We also will receive a fee in connection with the delivery of this opinion. We and our affiliates in the past have provided, and currently provide, services to the Company unrelated to the proposed Merger, for which services we and such affiliates have received and expect to receive compensation, including, without limitation, during the two year period prior to the date hereof, having acted (i) as financial advisor to the Company in connection with a confidential strategic transaction in 2018, (ii) as joint lead arranger in connection with the refinancing of a $2 billion revolving credit facility in April 2018, (iii) as joint bookrunner on a $4.5 billion senior notes offering in February 2018 and (iv) as administrative agent and joint lead arranger in connection with a $2 billion revolving credit facility in April 2017. In addition, we and our affiliates in the past have provided, and currently provide, services to Parent unrelated to the proposed Merger, for which services we and such affiliates have received and expect to receive compensation, including, without limitation, during the two year period prior to the date hereof, having acted (i) as joint lead arranger in connection with a $1.5 billion revolving credit facility and a 364-day revolving credit facility in June 2017, and (ii) as joint bookrunner on a $1.5 billion senior notes offering in February 2017. In the ordinary course of our business, we and our affiliates may actively trade or hold the securities of the Company and Parent for our own account or for the account of our customers and, accordingly, may at any time hold a long or short position in such securities. In addition, we and our affiliates (including Citigroup Inc. and its affiliates) may maintain relationships with the Company, Parent and their respective affiliates.

Our advisory services and the opinion expressed herein are provided for the information of the Board of Directors of the Company in its evaluation of the proposed Merger, and our opinion is not intended to be and does not constitute a recommendation to any stockholder as to how such stockholder should vote or act on any matters relating to the proposed Merger.

Based upon and subject to the foregoing, our experience as investment bankers, our work as described above and other factors we deemed relevant, we are of the opinion that, as of the date hereof, the Merger Consideration is fair, from a financial point of view, to the holders of the Company Common Stock.

Very truly yours,

/s/ Citigroup Global Markets Inc.

CITIGROUP GLOBAL MARKETS INC.

Annex E

1585 Broadway New York, NY 10036

January 2, 2019

Board of Directors
Bristol-Myers Squibb Company
430 East 29th Street
14 Floor
New York, NY 10016

Members of the Board:

We understand that Bristol-Myers Squibb Company (the “Buyer”), Celgene Corporation (the “Company”), and Burgundy Merger Sub, Inc., a wholly owned subsidiary of the Buyer (“Acquisition Sub”), propose to enter into an Agreement and Plan of Merger, substantially in the form of the draft dated January 2, 2019 (the “Merger Agreement”), which provides, among other things, for the merger (the “Merger”) of Acquisition Sub with and into the Company, with the Company surviving. Pursuant to the Merger, each outstanding share of common stock, par value $0.01 per share, of the Company (the “Company Common Stock”), other than Excluded Shares (as defined in the Merger Agreement (the “Excluded Shares”)), will be converted into the right to receive (A) $50.00 per share in cash (the “Cash Consideration”), (B) one share of common stock, par value $0.10 per share, of the Buyer (the “Buyer Common Stock”), (the “Stock Consideration”), and (C) one tradeable Contingent Value Right (“CVR”), which entitles its holder to receive a $9.00 cash payment for future regulatory milestones pursuant to the terms of the New CVR Agreement (as defined in the Merger Agreement), substantially in the form annexed to the Merger Agreement (collectively with the Cash Consideration and the Stock Consideration, the “Consideration”). The terms and conditions of the Merger are more fully set forth in the Merger Agreement.

You have asked for our opinion as to whether the Consideration to be paid by the Buyer pursuant to the Merger Agreement is fair, from a financial point of view, to the Buyer.

For purposes of the opinion set forth herein, we have:

1)	Reviewed certain publicly available financial statements and other business and financial information of the Company and the Buyer, respectively;
2)	Reviewed certain internal financial statements and other financial and operating data concerning the Company and the Buyer, respectively;
3)	Reviewed certain non-public projected financial data relating to the Company prepared by the management of the Company, which data was adjusted and extrapolated by the management of the Buyer (the “Company Projections”);
4)	Reviewed certain non-public projected financial data relating to the Buyer prepared and furnished to us by the management of the Buyer (together with the Company Projections, the “Projections”);
5)	Reviewed information relating to certain strategic, financial and operational benefits anticipated from the Merger, prepared by the management of the Buyer (the “Synergies”);
6)	Discussed the past and current operations and financial condition and the prospects of the Company and the Buyer, including information relating to the Synergies, with senior executives of the Buyer;
7)	Reviewed the pro forma impact of the Merger on the Buyer’s earnings per share and cash flow;
8)	Reviewed the reported prices and trading activity for the Company Common Stock and the Buyer Common Stock;

9)	Compared the financial performance of the Company and the Buyer and the prices and trading activity of the Company Common Stock and the Buyer Common Stock with that of certain other publicly-traded companies comparable with the Company and the Buyer, respectively, and their securities;
10)	Reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;
11)	Participated in certain discussions and negotiations among representatives of the Company and the Buyer and their financial and legal advisors;
12)	Reviewed the Merger Agreement, the New CVR Agreement and certain related documents; and
13)	Performed such other analyses, reviewed such other information and considered such other factors as we have deemed appropriate.

We have assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to us by the Company and the Buyer, and formed a substantial basis for this opinion. At your direction, our analyses relating to the business and financial prospects of the Company and the Buyer for purposes of our opinion were made on the bases of the Projections and the Synergies. With respect to the Projections and the Synergies, we have assumed, with your consent, that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Buyer of the future financial performance of the Company and the Buyer, respectively. We express no view as to the Projections or the Synergies, nor the assumptions upon which they were based. We reviewed the potential value of the CVR under different possible scenarios regarding the receipt of the regulatory approvals upon which the contingent consideration that is to be paid pursuant to the CVR is conditioned, and, for purposes of our analysis and opinion, at your direction, we utilized an estimated probability-adjusted net present value of the CVR based on the estimated probabilities and timing of future regulatory milestones provided by the management of the Buyer. We express no view as to the likelihood of whether any of the regulatory approvals upon which the contingent consideration that is to be paid pursuant to the CVR are obtained or whether the contingent consideration that is to be paid pursuant to the CVR becomes payable. In addition, we have assumed, with your consent, that the Merger will be consummated in accordance with all applicable laws and regulations and in accordance with the terms set forth in the Merger Agreement without any waiver, amendment or delay of any terms or conditions, and that the definitive Merger Agreement will not differ in any material respect from the draft thereof furnished to us. We have assumed, with the Buyer’s consent, that in connection with the receipt of any governmental, regulatory or other approvals, consents or agreements required in connection with the Merger, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on the Company, the Buyer, Acquisition Sub or the contemplated benefits expected to be derived in the Merger. We are not legal, tax or regulatory advisors. We are financial advisors only and have relied upon, without independent verification, the assessment of the Buyer and its legal, tax or regulatory advisors with respect to legal, tax or regulatory matters.

We express no opinion with respect to the fairness of the amount or nature of any compensation to be paid to any of the Company’s officers, directors or employees, or any class of such persons, relative to the Consideration to be paid to the holders of shares of the Company Common Stock (other than Excluded Shares) in the Merger. We express no opinion as to the relative proportion of Buyer Common Stock and cash included in the Consideration. We have not been requested to make, and have not made, any independent valuation or appraisal of the assets or liabilities (contingent or otherwise) of the Company or the Buyer, nor have we been furnished with any such valuations or appraisals. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof may affect this opinion and the assumptions used in preparing it, and we do not assume any obligation to update, revise or reaffirm this opinion.

Our opinion is limited to the fairness, from a financial point of view to the Buyer, of the Consideration to be paid by the Buyer pursuant to the Merger Agreement. We have not been requested to opine as to, and our opinion does not in any manner address, the Buyer’s underlying business decision to proceed with or effect the transactions contemplated by the Merger Agreement, or the likelihood that the Merger is consummated. Our opinion does not address the relative merits of the Merger as compared to any other alternative business transaction, or other alternatives, or whether or not such alternatives could be achieved or are available.

We have acted as financial advisor to the Board of Directors of the Buyer in connection with the Merger and will receive a fee for our services, a substantial portion of which is contingent upon the closing of the Merger. In addition, Buyer has agreed to reimburse certain of our expenses and indemnify us and certain related parties for certain liabilities and other items arising out of or related to our engagement. In the two years prior to the date hereof, we and our affiliates have provided financing services to the Company and financial advisory and financing services to the Buyer and have received fees in connection with such services. In addition, it is anticipated that Morgan Stanley or one or more of its affiliates may provide or arrange financing for the Buyer in connection with the consummation of the Merger, for which we will receive fees from the Buyer. Morgan Stanley and its affiliates may also seek to provide financial advisory and financing services to the Buyer and the Company and their respective affiliates in the future and would expect to receive fees for the rendering of these services.

Please note that Morgan Stanley is a global financial services firm engaged in the securities, investment management and individual wealth management businesses. Our securities business is engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading, prime brokerage, as well as providing investment banking, financing and financial advisory services. Morgan Stanley, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions, for their own account or the accounts of its customers, in debt or equity securities or loans of the Buyer, the Company, or any other company, or any currency or commodity, that may be involved in the Merger, or any related derivative instrument.

This opinion has been approved by a committee of Morgan Stanley investment banking and other professionals in accordance with our customary practice. This opinion is for the information of the Board of Directors of the Buyer (in its capacity as such) in connection with its consideration of the Merger and may not be used for any other purpose or disclosed without our prior written consent, except that a copy of this opinion may be included in its entirety in any filing the Buyer is required to make with the Securities and Exchange Commission in connection with the Merger if such inclusion is required by applicable law. In addition, this opinion does not in any manner address the prices at which the Buyer Common Stock will trade following consummation of the Merger or at any time and Morgan Stanley expresses no opinion or recommendation as to how the shareholders of the Buyer and the Company should vote at the shareholders’ meetings to be held, or act on any matter, in connection with the Merger.

Based on and subject to the foregoing, we are of the opinion on the date hereof that the Consideration to be paid by the Buyer pursuant to the Merger Agreement is fair from a financial point of view to the Buyer.

Very truly yours,

MORGAN STANLEY & CO. LLC
By:	/s/ Edward A. Smith
Edward A. Smith Managing Director

Annex F

Dyal Co. LLC 152 West 57th Street, 25th floor New York, New York 10019 Office: +1.212.321.4010 Facsimile: +1.212.321.4020	DYAL CO. LLC

January 2, 2019

Board of Directors
Bristol-Myers Squibb Company
430 East 29th Street
14 Floor
New York, NY 10016

Members of the Board of Directors:

We understand that Bristol-Myers Squibb Company (the “Company”), Burgundy Merger Sub, Inc. (“Merger Sub”) and Celgene Corporation (“Celgene”), propose to enter into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which, among other things, (i) Merger Sub will merge with and into Celgene (the “Merger”) with Celgene as the surviving corporation in the Merger, and (ii) upon effectiveness of the Merger, each issued and outstanding share of common stock, par value $0.01 per share, of Celgene (the “Celgene Common Stock”), other than Excluded Shares (as defined in the Merger Agreement), will be converted into the right to receive (a) $50.00 in cash (the “Cash Consideration”), (b) one share of common stock, par value $0.10, of the Company (the “Company Common Stock”), (the “Stock Consideration”), and (c) one tradeable contingent value right (the “CVR”), which entitles its holder to receive a $9.00 cash payment for future regulatory milestones pursuant to the terms of the New CVR Agreement (as defined in the Merger Agreement), (together with the Cash Consideration and the Stock Consideration, the “Consideration”), all as more fully described in the Merger Agreement (the “Transaction”). Capitalized terms used but not otherwise defined herein shall have the meanings given to such terms in the Merger Agreement.

Dyal Co. LLC (“Dyal Co.” or “we”) is a financial services firm engaged, directly and through our affiliates and related persons, in M&A advisory activities. We have acted as financial advisor to the Company in connection with, and have participated in certain of the negotiations leading to, the Transaction.

You have requested our opinion as to the fairness from a financial point of view to the Company of the Consideration to be paid by the Company pursuant to the Merger Agreement.

In connection with this opinion, we have, among other things:

1.	reviewed a draft of the Merger Agreement dated January 2, 2019, and certain related documents, including the New CVR Agreement;
2.	reviewed publicly available financial statements and other information of each of the Company and Celgene;
3.	reviewed certain internal financial statements and other financial and operating information of each of the Company and Celgene, respectively;
4.	reviewed certain non-public projected financial data relating to Celgene prepared by the management of Celgene, which data was adjusted and extrapolated by the management of the Company (the “Celgene Projections”);
5.	reviewed certain non-public projected financial data relating to the Company prepared and furnished to us by the management of the Company (together with the Celgene Projections, the “Projections”);
6.	reviewed information relating to certain strategic, financial and operational benefits anticipated from the Transaction, prepared by the management of the Company (the “Synergies”);

Broker Dealer Services Provided through Dyal Co. LLC. Member FINRA SIPC

7.	discussed the past and current operations and financial condition and the prospects of Celgene and of the Company with senior executives of the Company;
8.	compared the financial terms of the Transaction with the publicly available financial terms of certain transactions which we believe to be generally relevant;
9.	reviewed the historical trading prices and trading activity for the Celgene Common Stock and Company Common Stock and compared such prices and trading activity with that of securities of certain publicly-traded companies which we believe to be generally relevant;
10.	compared certain financial information for Celgene and the Company with similar financial information for certain other companies with publicly traded securities; and
11.	performed such other studies and analyses, reviewed such other information and considered such other factors as we deemed appropriate.

For purposes of rendering this opinion, we have, with your consent, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information (including with respect to forecasts, synergies and valuation estimates) provided to, discussed with or reviewed by, us (including information that is available from generally recognized public sources), without assuming any responsibility for independent verification thereof. In that regard, we have assumed with your consent that the Projections and the Synergies have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company. At your direction, our analyses relating to the business and financial prospects of Celgene and the Company for purposes of our opinion were made on the bases of the Projections and the Synergies. We reviewed the potential value of the CVR under different possible scenarios regarding the receipt of the regulatory approvals upon which the contingent consideration that is to be paid pursuant to the CVR is conditioned, and, for purposes of our analysis and opinion, at your direction, we utilized an estimated probability-adjusted net present value of the CVR based on the estimated probabilities and timing of future regulatory milestones provided by the management of the Company. We express no view as to the likelihood of whether any of the regulatory approvals upon which the contingent consideration that is to be paid pursuant to the CVR are obtained or whether the contingent consideration that is to be paid pursuant to the CVR becomes payable. We have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of Celgene, the Company or any of its subsidiaries and we have not been furnished with any such evaluation or appraisal. We have assumed that the final Merger Agreement will not differ from the draft dated January 2, 2019 in any way which would be meaningful to our analysis. We have assumed that all governmental, regulatory and other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Company or Celgene or on the expected benefits of the Transaction in any way meaningful to our analysis. We also have assumed that the Transaction will be consummated on the terms set forth in the Merger Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to our analysis.

Our opinion does not address the underlying business decision of the Company to engage in the Transaction, or the relative merits of the Transaction as compared to any strategic alternatives that may be available to the Company; nor does it address any legal, regulatory, tax or accounting matters. This opinion addresses only the fairness from a financial point of view to the Company, as of the date hereof, of the Consideration to be paid by the Company pursuant to the Merger Agreement. We do not express any view on, and our opinion does not address, any other term or aspect of the Merger Agreement, the Transaction, Celgene or any term or aspect of any other agreement or instrument contemplated by the Merger Agreement or entered into or amended in connection with the Transaction, including the fairness of the amount or nature of any compensation to be received by any officers, directors or employees of any parties to the Transaction, or any class of such persons in connection with the Transaction, whether relative to the Consideration to be paid by the Company for Celgene Common Stock pursuant to the Merger Agreement or otherwise. We are not expressing any opinion as to the prices at which any securities of the Company will trade at any time or as to the impact of the Transaction on the solvency or viability of the Company or Celgene or the ability of the Company or Celgene to pay their respective obligations when they come due. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof and we assume no responsibility for updating, revising or reaffirming this opinion based on circumstances, developments or events occurring after the date hereof. Our advisory services and the opinion expressed herein are provided for the information of the Board of Directors of the Company in connection with its consideration of the Transaction, and the opinion expressed herein does not constitute a recommendation as to how any holder of shares of Company Common Stock should vote with respect to the Merger or any other matter. This opinion has been approved by a fairness committee of Dyal Co.

We expect to receive a fee for our services rendered in connection with the Transaction, a substantial portion of which is contingent upon consummation of the Transaction, and the Company has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement. During the two-year period prior to the date hereof, we and our affiliates have provided certain advisory services to the Company and its affiliates in connection with various strategic and other special projects, for which we and our affiliates have not received compensation. During the two-year period prior to the date hereof, no material relationship existed between us and our affiliates and Celgene pursuant to which compensation was received by us or our affiliates. We and our affiliates may also in the future provide financial advisory services to the Company, Celgene and their respective affiliates for which we and our affiliates may receive compensation.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration to be paid by the Company pursuant to the Merger Agreement is fair from a financial point of view to the Company.

Very truly yours,

Dyal Co. LLC

By:	/s/ Gordon E. Dyal
	Name:	Gordon E. Dyal
	Title:	Founding Partner

Date:	January 2, 2019

Annex G

January 2, 2019

The Board of Directors of
Bristol-Myers Squibb Company
430 East 29 Street
14 Floor
New York, NY 10016

Members of the Board of Directors:

We understand that Bristol-Myers Squibb Company, a Delaware corporation (the “Company”), proposes to enter into an Agreement and Plan of Merger (the “Merger Agreement”) with Celgene Corporation, a Delaware corporation (“Celgene”), and Bristol-Myers Merger Sub, Inc, a Delaware corporation and a wholly owned subsidiary of the Company (“Merger Sub”), which provides, among other things, for the merger of Merger Sub with and into Celgene, with Celgene surviving (the “Transaction”). Under the terms of the Transaction, each share of common stock, par value $0.01 per share, of Celgene (the “Celgene Common Stock”), other than Excluded Shares (as defined in the Merger Agreement) will be converted into the right to receive (i) $50.00 in cash (the “Cash Consideration”), (ii) 1.0 shares of common stock, par value $0.10, of the Company (the “Company Common Stock”), (the “Stock Consideration”), and (iii) one tradeable contingent value right (the “CVR”), which entitles its holder to receive a $9.00 cash payment for future regulatory milestones pursuant to the terms of the New CVR Agreement (as defined in the Merger Agreement), (together with the Cash Consideration and the Stock Consideration, the “Consideration”). The terms and conditions of the Transaction are more fully set forth in the Merger Agreement and terms used herein and not defined shall have the meanings ascribed thereto in the Merger Agreement.

The Board of Directors of the Company has asked us whether, in our opinion, the Consideration is fair, from a financial point of view, to the Company.

In connection with rendering our opinion, we have, among other things:

(i)	reviewed certain publicly available business and financial information relating to Celgene and to the Company that we deemed to be relevant, including publicly available research analysts’ estimates;
(ii)	reviewed certain non-public projected financial data relating to Celgene prepared by the management of Celgene, which data was adjusted and extrapolated by the management of the Company (the “Celgene Projections”);
(iii)	reviewed certain non-public projected financial data relating to the Company prepared and furnished to us by the management of the Company (together with the Celgene Projections, the “Projections”);
(iv)	reviewed certain non-public projected operating data relating to Celgene and to the Company prepared and furnished to us by management of the Company;
(v)	discussed the past and current operations, financial projections and current financial condition of Celgene and of the Company with management of the Company (including their views on the risks and uncertainties of achieving such projections) and reviewed information relating to certain strategic, financial and operational benefits anticipated from the Transaction, prepared by the management of the Company (the “Projected Synergies”);
(vi)	reviewed the reported prices and the historical trading activity of the Celgene Common Stock and Company Common Stock;

(vii)	compared the financial performance of Celgene and of the Company and their respective stock market trading multiples with those of certain other publicly traded companies that we deemed relevant;
(viii)	compared the financial performance of Celgene and the valuation multiples relating to the Transaction with those of certain other transactions that we deemed relevant;
(ix)	reviewed a draft of the Merger Agreement dated as of January 2, 2019 and certain related documents, including the New CVR Agreement; and
(x)	performed such other analyses and examinations and considered such other factors that we deemed appropriate.

For purposes of our analysis and opinion, we have assumed and relied upon, without undertaking any independent verification of, the accuracy and completeness of all of the information publicly available, and all of the information supplied or otherwise made available to, discussed with, or reviewed by us, and we assume no liability therefor. With respect to the projected financial data relating to Celgene and the Company referred to above, including the Projections and the Projected Synergies, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of management of the Company as to the future financial performance of each of Celgene and the Company under the assumptions reflected therein. At your direction, our analyses relating to the business and financial prospects of Celgene and the Company for purposes of our opinion were made on the bases of the Projections and the Projected Synergies. We express no view as to any projected financial data relating to Celgene and the Company or the Projected Synergies or the assumptions on which they are based. We reviewed the potential value of the CVR under different possible scenarios regarding the receipt of the regulatory approvals upon which the contingent consideration that is to be paid pursuant to the CVR is conditioned, and, for purposes of our analysis and opinion, we utilized an estimated probability-adjusted net present value of the CVR based on the estimated probabilities and timing of future regulatory milestones provided by the management of the Company, as approved for our use by the Board of Directors of the Company. We express no view as to the likelihood of whether any of the regulatory approvals upon which the contingent consideration that is to be paid pursuant to the CVR are obtained or whether the contingent consideration that is to be paid pursuant to the CVR becomes payable.

For purposes of rendering our opinion, we have assumed, in all respects material to our analysis, that the final executed Merger Agreement will not differ from the draft Merger Agreement reviewed by us, that the representations and warranties of each party contained in the Merger Agreement are true and correct, that each party will perform all of the covenants and agreements required to be performed by it under the Merger Agreement and that all conditions to the consummation of the Transaction will be satisfied without material waiver or modification thereof. We have further assumed that all governmental, regulatory or other consents, approvals or releases necessary for the consummation of the Transaction will be obtained without any material delay, limitation, restriction or condition that would have an adverse effect on the Company, Celgene or the consummation of the Transaction or materially reduce the benefits to the holders of the Company Common Stock of the Transaction.

We have not made nor assumed any responsibility for making any independent valuation or appraisal of the assets or liabilities of the Company or Celgene, nor have we been furnished with any such appraisals, nor have we evaluated the solvency or fair value of the Company or Celgene under any state or federal laws relating to bankruptcy, insolvency or similar matters. Our opinion is necessarily based upon information made available to us as of the date hereof and financial, economic, market and other conditions as they exist and as can be evaluated on the date hereof. It is understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise or reaffirm this opinion.

We have not been asked to pass upon, and express no opinion with respect to, any matter other than the fairness to the Company, from a financial point of view, of the Consideration. We do not express any view on, and our opinion does not address, the fairness of the proposed transaction to, or any consideration received in connection therewith by, the holders of any other securities, creditors or other constituencies of the Company or Celgene, nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company or Celgene, or any class of such persons, whether relative to the Consideration or otherwise. We have assumed that any modification to the structure of the transaction will not vary in any respect material to our analysis. Our opinion does not address the relative merits of the Transaction as compared to other business or financial strategies that might be available to the Company, nor does it address the underlying business decision of the Company to engage in the Transaction. This letter, and our opinion, does not constitute a recommendation to the Board of Directors of the Company or to any other persons in respect of the Transaction, including as to how any holder of shares of Company Common Stock should vote or act in respect of the Transaction. We express no opinion herein as to the price at which shares of the Company or Celgene will trade at any time. We are not legal, regulatory, accounting or tax experts and have assumed the accuracy and completeness of assessments by the Company and its advisors with respect to legal, regulatory, accounting and tax matters.

We will receive a fee for our services upon the rendering of this opinion. The Company has also agreed to reimburse our expenses and to indemnify us against certain liabilities arising out of our engagement. We will also be entitled to receive a success fee if the Transaction is consummated. Prior to this engagement, we, Evercore Group L.L.C., and its affiliates provided financial advisory services to the Company and had received fees for the rendering of these services including the reimbursement of expenses. During the two year period prior to the date hereof, no material relationship existed between Evercore Group L.L.C. and its affiliates and Celgene pursuant to which compensation was received by Evercore Group L.L.C. or its affiliates as a result of such a relationship. We may provide financial or other services to the Company, Celgene and their respective affiliates in the future and in connection with any such services we may receive compensation.

In the ordinary course of business, Evercore Group L.L.C. or its affiliates may actively trade the securities, or related derivative securities, or financial instruments of the Company, Celgene and their respective affiliates, for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities or instruments.

This letter, and the opinion expressed herein is addressed to, and for the information and benefit of, the Board of Directors of the Company in connection with their evaluation of the proposed Transaction. The issuance of this opinion has been approved by an Opinion Committee of Evercore Group L.L.C.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration is fair, from a financial point of view, to the Company.

Very truly yours,

EVERCORE GROUP L.L.C.

By:	/s/ Francois Maisonrouge
Francois Maisonrouge
Senior Managing Director

Annex H

GENERAL CORPORATION LAW OF THE STATE OF DELAWARE

§ 262. Appraisal Rights

(a)	Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.
(b)	Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:
(1)	Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation (or, in the case of a merger pursuant to § 251(h), as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.
(2)	Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:
a.	Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;
b.	Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;
c.	Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or
d.	Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.
(3)	In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.
(4)	In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation,” and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation.”

(c)	Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.
(d)	Appraisal rights shall be perfected as follows:
(1)	If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or
(2)	If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e)	Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2)), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.
(f)	Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.
(g)	At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h)	After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.
(i)	The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.
(j)	The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.
(k)	From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.
(l)	The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 20. Indemnification of Directors and Officers

Section 145 of the DGCL provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement in connection with specified actions, suits or proceedings, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation-a “derivative action”), if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal actions or proceedings, had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses (including attorneys’ fees) actually and reasonably incurred in connection with the defense or settlement of such action, and the DGCL requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The DGCL provides that it is not exclusive of other indemnification that may be granted by a corporation’s by-laws, disinterested director vote, stockholder vote, agreement or otherwise.

Under the terms of Bristol-Myers Squibb’s by-laws and subject to the applicable provisions of Delaware law, Bristol-Myers Squibb has agreed to indemnify its directors and officers and, subject to the discretion of the board of directors, any other person, against expenses incurred or paid in connection with any claim made against such director or officer or any actual or threatened action, suit or proceeding in which such director or officer may be involved by reason of being or having been a director or officer of Bristol-Myers Squibb, or of serving or having served at Bristol-Myers Squibb’s request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, or by reason of any action taken or not taken by such director or officer in such capacity, and against the amount or amounts paid by such director or officer in settlement of any such claim, action, suit or proceeding or any judgment or order entered therein.

Section 102(b)(7) of the DGCL permits a provision in the certificate of incorporation of each corporation organized thereunder, such as Bristol-Myers Squibb, eliminating or limiting, with certain exceptions, the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. Bristol-Myers Squibb’s Restated Certificate of Incorporation eliminates the liability of directors to the extent permitted by the DGCL.

Bristol-Myers Squibb carries directors’ and officers’ liability insurance that covers certain liabilities and expenses of its directors and officers.

Item 21. Exhibits and Financial Statement Schedules

EXHIBIT INDEX

Exhibit Number	Description
2.1
Agreement and Plan of Merger, dated as of January 2, 2019, among Bristol-Myers Squibb Company, Burgundy Merger Sub, Inc. and Celgene Corporation (included as Annex A to the joint proxy statement/prospectus which is part of this registration statement and incorporated by reference herein) (schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. Bristol-Myers Squibb agrees to furnish supplementally a copy of such schedules and exhibits, or any section thereof, to the SEC upon request).

3.1
Amended and Restated Certificate of Incorporation of Bristol-Myers Squibb Company (incorporated herein by reference to Exhibit 3a to the Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2005).

3.1A
Certificate of Correction to the Amended and Restated Certificate of Incorporation, effective as of December 24, 2009 (incorporated herein by reference to Exhibit 3b to the Annual Report on Form 10-K for the fiscal year ended December 31, 2010).

Exhibit Number	Description
3.1B
Certificate of Amendment to the Amended and Restated Certificate of Incorporation, effective as of May 7, 2010 (incorporated herein by reference to Exhibit 3a to the Current Report on Form 8-K dated May 4, 2010 and filed on May 10, 2010).

3.1C
Certificate of Amendment to the Amended and Restated Certificate of Incorporation, effective as of May 7, 2010 (incorporated herein by reference to Exhibit 3b to the Current Report on Form 8-K dated May 4, 2010 and filed on May 10, 2010).

3.2
Bylaws of Bristol-Myers Squibb Company, as amended as of November 2, 2016 (incorporated herein by reference to Exhibit 3.1 to the Current Report on Form 8-K dated November 2, 2016 and filed November 4, 2016).

5.1	Opinion of Kirkland & Ellis LLP regarding the legality of the securities being issued.

10.1
Form of Contingent Value Rights Agreement, between Bristol-Myers Squibb Company and the Trustee (as defined therein) (included as Annex B to the joint proxy statement/prospectus which is part of this registration statement and incorporated by reference herein).

10.2
Bridge Facility Commitment Letter, dated as of January 2, 2019, among Morgan Stanley Senior Funding, Inc., MUFG Bank, Ltd. and Bristol-Myers Squibb Company (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K dated January 2, 2019 and filed January 4, 2019).

10.3
Term Loan Agreement, dated as of January 18, 2019, by and among Bristol-Myers Squibb Company, the lenders party thereto and Morgan Stanley Senior Funding, Inc., as administrative agent (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K dated January 18, 2019 and filed January 22, 2019).

10.4
364-Day Revolving Credit Facility Agreement, dated as of January 25, 2019, by and among Bristol-Myers Squibb Company, the lenders party thereto and Citibank, N.A. and JPMorgan Chase Bank, N.A., as administrative agents (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K dated January 25, 2019 and filed January 30, 2019).

10.5
Three-Year Revolving Credit Facility Agreement, dated as of January 25, 2019, by and among Bristol-Myers Squibb Company, the lenders party thereto and Morgan Stanley Senior Funding, Inc., as administrative agent (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K dated January 25, 2019 and filed January 30, 2019).

21.1	Subsidiaries of the Registrant (incorporated by reference to Exhibit 21 to the Annual Report on Form 10-K for the fiscal year ended December 31, 2017).

23.1	Consent of Kirkland & Ellis LLP (included as part of its opinion filed as Exhibit 5.1).

23.2	Consent of Deloitte & Touche LLP Independent Registered Public Accounting Firm of Bristol-Myers Squibb Company.

23.3	Consent of KPMG LLP Independent Registered Public Accounting Firm of Celgene Corporation.

23.4	Consent of Ernst & Young LLP Independent Registered Public Accounting Firm of Juno Therapeutics Inc.

24.1	Powers of Attorney (included on signature page).

99.1	Form of Proxy Card of Bristol-Myers Squibb Company.

99.2	Form of Proxy Card of Celgene Corporation.

99.3	Consent of J.P. Morgan Securities LLC.

99.4	Consent of Citigroup Global Markets Inc.

99.5	Consent of Morgan Stanley & Co. LLC.

99.6	Consent of Dyal Co. LLC.

99.7	Consent of Evercore Group L.L.C.

Item 22. Undertakings

The undersigned registrant hereby undertakes:

(a) (1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act.
(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.
(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.
(2)	That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
(4)	That, for the purpose of determining liability under the Securities Act to any purchaser: each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.
(5)	That, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(6)	That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.
(7)	That every prospectus (i) that is filed pursuant to paragraph (6) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(8)	Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
(b)	To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.
(c)	To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in this registration statement when it became effective.

EXHIBIT INDEX

Exhibit Number	Description
2.1
Agreement and Plan of Merger, dated as of January 2, 2019, among Bristol-Myers Squibb Company, Burgundy Merger Sub, Inc. and Celgene Corporation (included as Annex A to the joint proxy statement/prospectus which is part of this registration statement and incorporated by reference herein) (schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. Bristol-Myers Squibb agrees to furnish supplementally a copy of such schedules and exhibits, or any section thereof, to the SEC upon request).

3.1
Amended and Restated Certificate of Incorporation of Bristol-Myers Squibb Company (incorporated herein by reference to Exhibit 3a to the Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2005).

3.1A
Certificate of Correction to the Amended and Restated Certificate of Incorporation, effective as of December 24, 2009 (incorporated herein by reference to Exhibit 3b to the Annual Report on Form 10-K for the fiscal year ended December 31, 2010).

3.1B
Certificate of Amendment to the Amended and Restated Certificate of Incorporation, effective as of May 7, 2010 (incorporated herein by reference to Exhibit 3a to the Current Report on Form 8-K dated May 4, 2010 and filed on May 10, 2010).

3.1C
Certificate of Amendment to the Amended and Restated Certificate of Incorporation, effective as of May 7, 2010 (incorporated herein by reference to Exhibit 3b to the Current Report on Form 8-K dated May 4, 2010 and filed on May 10, 2010).

3.2
Bylaws of Bristol-Myers Squibb Company, as amended as of November 2, 2016 (incorporated herein by reference to Exhibit 3.1 to the Current Report on Form 8-K dated November 2, 2016 and filed November 4, 2016).

5.1	Opinion of Kirkland & Ellis LLP regarding the legality of the securities being issued.

10.1
Form of Contingent Value Rights Agreement, between Bristol-Myers Squibb Company and the Trustee (as defined therein) (included as Annex B to the joint proxy statement/prospectus which is part of this registration statement and incorporated by reference herein).

10.2
Bridge Facility Commitment Letter, dated as of January 2, 2019, among Morgan Stanley Senior Funding, Inc., MUFG Bank, Ltd. and Bristol-Myers Squibb Company (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K dated January 2, 2019 and filed January 4, 2019).

10.3
Term Loan Agreement, dated as of January 18, 2019, by and among Bristol-Myers Squibb Company, the lenders party thereto and Morgan Stanley Senior Funding, Inc., as administrative agent (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K dated January 18, 2019 and filed January 22, 2019).

10.4
Senior Unsecured 364-Day Revolving Credit Facility Agreement, dated as of January 25, 2019, by and among Bristol-Myers Squibb Company, the lenders party thereto and Citibank, N.A. and JPMorgan Chase Bank, N.A., as administrative agents (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K dated January 25, 2019 and filed January 30, 2019).

10.5
Senior Unsecured Three-Year Revolving Credit Facility Agreement, dated as of January 25, 2019, by and among Bristol-Myers Squibb Company, the lenders party thereto and Morgan Stanley Senior Funding, Inc., as administrative agent (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K dated January 25, 2019 and filed January 30, 2019).

21.1	Subsidiaries of the Registrant (incorporated by reference to Exhibit 21 to the Annual Report on Form 10-K for the fiscal year ended December 31, 2017).

23.1	Consent of Kirkland & Ellis LLP (included as part of its opinion filed as Exhibit 5.1).

23.2	Consent of Deloitte & Touche LLP Independent Registered Public Accounting Firm of Bristol-Myers Squibb Company.

Exhibit Number	Description

23.3	Consent of KPMG LLP Independent Registered Public Accounting Firm of Celgene Corporation.

23.4	Consent of Ernst & Young LLP Independent Registered Public Accounting Firm of Juno Therapeutics Inc.

24.1	Powers of Attorney (included on Signature page).

99.1	Form of Proxy Card of Bristol-Myers Squibb Company.

99.2	Form of Proxy Card of Celgene Corporation.

99.3	Consent of J.P. Morgan Securities LLC.

99.4	Consent of Citigroup Global Markets Inc.

99.5	Consent of Morgan Stanley & Co. LLC.

99.6	Consent of Dyal Co. LLC.

99.7	Consent of Evercore Group L.L.C.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on February 1, 2019.

BRISTOL-MYERS SQUIBB COMPANY

By:	/s/ Giovanni Caforio, M.D.
Giovanni Caforio, M.D.
Chairman of the Board and Chief Executive Officer

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints Sandra Leung and Katherine R. Kelly as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign the name of each of the undersigned in his or her capacity to any and all amendments (including any post-effective amendments) and supplements to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto such said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing necessary or advisable to be done, as fully to all intents and purposes as the undersigned might or could do in person, and each of the undersigned hereby ratifies and confirms that the said attorneys-in-fact or agents shall do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Giovanni Caforio, M.D.	Chairman of the Board and Chief Executive Officer (Principal Executive Officer)	February 1, 2019
Giovanni Caforio, M.D.

/s/ Charles Bancroft	Chief Financial Officer (Principal Financial Officer)	February 1, 2019
Charles Bancroft

/s/ Karen M. Santiago	Senior Vice President and Corporate Controller (Principal Accounting Officer)	February 1, 2019
Karen M. Santiago

/s/ Vicki L. Sato, Ph.D.	Lead Independent Director	February 1, 2019
Vicki L. Sato, Ph.D.

/s/ Peter J. Arduini	Director	February 1, 2019
Peter J. Arduini

/s/ Robert Bertolini	Director	February 1, 2019
Robert Bertolini

/s/ Matthew W. Emmens	Director	February 1, 2019
Matthew W. Emmens

Signature	Title	Date
/s/ Michael Grobstein	Director	February 1, 2019
Michael Grobstein

/s/ Alan J. Lacy	Director	February 1, 2019
Alan J. Lacy

/s/ Dinesh C. Paliwal	Director	February 1, 2019
Dinesh C. Paliwal

/s/ Theodore R. Samuels	Director	February 1, 2019
Theodore R. Samuels

/s/ Gerald L. Storch	Director	February 1, 2019
Gerald L. Storch

/s/ Karen H. Vousden, Ph.D.	Director	February 1, 2019
Karen H. Vousden, Ph.D.